   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 2001
                                                  REGISTRATION NUMBER 333-47916
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------

                                AMENDMENT NO. 1
                                       TO
                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                            ALAMOSA HOLDINGS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



               DELAWARE                            4812                   75-2890997
    (STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)

                               5225 S. LOOP 289
                             LUBBOCK, TEXAS 79424
                                (806) 722-1100
(ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                               DAVID E. SHARBUTT
                            CHIEF EXECUTIVE OFFICER
                            ALAMOSA HOLDINGS, INC.
                               5225 S. LOOP 289
                             LUBBOCK, TEXAS 79424
                                (806) 722-1100

(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------
                                  COPIES TO:

                           FRED B. WHITE, III, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                         NEW YORK, NEW YORK 10036-6522
                                --------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effectiveness of this Registration Statement and all other conditions to the proposed reorganization described herein have been satisfied or waived.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                --------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]




To the Stockholders of Alamosa PCS Holdings, Inc.:


     Alamosa PCS Holdings, Inc. has agreed to combine its operations with Roberts Wireless Communications, L.L.C. and Washington Oregon Wireless, LLC in a reorganization transaction in which Alamosa, Roberts and WOW will each become a wholly-owned subsidiary of Alamosa Holdings, Inc., a newly formed Delaware corporation ("Superholdings"). We are proposing the reorganization because we believe that combining the strengths of Alamosa with Roberts and WOW will enable us to better position ourselves to compete in the marketplace for wireless personal communications services, commonly referred to as PCS, by expanding our market presence, enhancing our scale economies and strengthening our relationship with Sprint PCS. Following completion of the reorganization, we would become the nation's largest Sprint PCS network partner.



     When the reorganization is completed, you will receive one share of Superholdings common stock for each share of Alamosa common stock you hold. We expect that the exchange of your shares of Alamosa common stock for shares of Superholdings common stock will be tax-free for federal income tax purposes. In the reorganization, the former members of Roberts and WOW will receive a combination of cash and Superholdings common stock in exchange for their ownership interests in Roberts and WOW, as more fully described in the attached proxy statement-prospectus.


     Our common stock is listed on The Nasdaq National Market under the symbol "APCS." In connection with the reorganization, Superholdings will apply to list its common stock on The Nasdaq National Market under the same symbol. After completion of the reorganization, current Alamosa stockholders will own approximately 75.8% of Superholdings, former members of Roberts will own approximately 16.7% of Superholdings and former members of WOW will own approximately 7.5% of Superholdings.


     YOUR VOTE IS IMPORTANT. WE CANNOT COMPLETE THE PROPOSED REORGANIZATION WITHOUT THE APPROVAL OF OUR STOCKHOLDERS. OUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE REORGANIZATION TRANSACTIONS AND RECOMMENDS THAT YOU VOTE "FOR" THE REORGANIZATION PROPOSALS DESCRIBED IN THE ATTACHED PROXY STATEMENT-PROSPECTUS.


     Information about the proposed reorganization and the other proposals to be presented at the special meeting is contained in the attached proxy statement-prospectus. WE URGE YOU TO READ THIS MATERIAL CAREFULLY. IN PARTICULAR, YOU SHOULD READ THE SECTION ENTITLED "RISK FACTORS" DESCRIBING THE RISKS RELATING TO THE REORGANIZATION AND THE BUSINESS OF SUPERHOLDINGS FOLLOWING THE REORGANIZATION.



   The date, time and place of the special meeting is as follows:



                              [       ], 2001
                              [   ] a.m. local time
                              5225 S. Loop 289
                              Lubbock, Texas


     We strongly support the reorganization and enthusiastically recommend that you vote in favor of the reorganization proposals.

                                          /s/ David E. Sharbutt
                                          ---------------------
                                         David E. Sharbutt
                                         Chairman and Chief Executive Officer
                                         Alamosa PCS Holdings, Inc.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE REORGANIZATION OR DETERMINED IF THIS PROXY
STATEMENT-PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This proxy statement-prospectus is dated [     ], 2001, and is first being
mailed to stockholders of Alamosa on or about [     ], 2001.

                          ALAMOSA PCS HOLDINGS, INC.
                                5225 S. LOOP 289
                             LUBBOCK, TEXAS 79424



     NOTICE OF SPECIAL MEETING OF ALAMOSA PCS HOLDINGS, INC. STOCKHOLDERS
                                 [    ], 2001
                           AT [    ] A.M. LOCAL TIME


To the stockholders of Alamosa PCS Holdings, Inc.:


     Notice is hereby given that a special meeting of stockholders of Alamosa PCS Holdings, Inc. will be held at Alamosa's executive offices at 5225 S. Loop
289, Lubbock, Texas on [    ], 2001 at [    ] a.m., local time, for the
following purposes:

     1. To consider and vote upon a proposal to adopt a reorganization agreement between Alamosa and a newly-formed Delaware corporation named Alamosa Holdings, Inc. ("Superholdings") pursuant to which:


     o    Alamosa will become a wholly-owned subsidiary of Superholdings; and

     o each share of Alamosa common stock will be automatically converted into one share of Superholdings common stock.


     2. To consider and vote upon a proposal to approve the issuance of shares of Superholdings common stock in connection with the acquisition by Superholdings of Roberts Wireless Communications, L.L.C. and Washington Oregon Wireless, LLC pursuant to which:


     o Roberts and WOW will become wholly-owned subsidiaries of Superholdings; and


     o the former members of Roberts and WOW will receive a combination of cash and Superholdings common stock in exchange for their ownership interests in Roberts and WOW, as more fully described in the attached proxy statement-prospectus.

     3. To consider and vote upon a proposal to approve an amendment to Alamosa's 1999 long-term incentive plan to:


     o increase the number of shares of Alamosa common stock reserved for issuance under the long-term incentive plan by 6,000,000 shares, from 7,000,000 shares to 13,000,000 shares; and


     o increase on December 31 of each year, from and including December 31, 2001, the number of shares of Alamosa common stock reserved for issuance under the long-term incentive plan by 800,000 shares or such lesser amount determined by the committee which administers the long-term incentive plan.

     4. To consider and vote upon a proposal to adopt the Alamosa employee stock purchase plan pursuant to which:

     o 600,000 shares of Alamosa common stock are initially reserved for issuance; and

     o beginning in the year 2002 and for each fiscal year thereafter, up to an additional 200,000 shares of Alamosa common stock may be added to the shares initially reserved for issuance.

     5. To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

     These items of business are described in detail in the attached proxy statement-prospectus. Holders of record of Alamosa common stock at the close of business on January 11, 2001, the record date, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. A list of stockholders entitled to vote at the special meeting will be available for examination by Alamosa stockholders, for any purpose germane to the meeting, during ordinary business hours beginning 10 days prior to the date of the special meeting, at Alamosa's executive offices at 5225 S. Loop 289, Lubbock, Texas.

     YOUR VOTE IS IMPORTANT. To vote your shares, you may complete and return the enclosed proxy card. If you are a holder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must provide them with instructions on how to vote your shares.


                                        By order of the Board of Directors
                                        of Alamosa PCS Holdings, Inc.

                                        /s/ Kendall W. Cowan
                                        --------------------------------------
                                        Kendall W. Cowan
                                        Chief Financial Officer and Secretary


Lubbock, Texas
[    ], 2001

                               TABLE OF CONTENTS





QUESTIONS AND ANSWERS ABOUT
   THE REORGANIZATION ...........................    1
SUMMARY .........................................    3
MARKET PRICES AND DIVIDENDS .....................   14
ALAMOSA PCS HOLDINGS, INC.
   SELECTED HISTORICAL
   FINANCIAL INFORMATION ........................   16
ROBERTS WIRELESS
   COMMUNICATIONS, L.L.C.
   SELECTED HISTORICAL
   FINANCIAL INFORMATION ........................   18
WASHINGTON OREGON WIRELESS,
   LLC SELECTED HISTORICAL
   FINANCIAL INFORMATION ........................   19
ALAMOSA HOLDINGS, INC.
   SELECTED UNAUDITED PRO
   FORMA FINANCIAL DATA .........................   20
COMPARATIVE PER SHARE DATA ......................   22
RISK FACTORS ....................................   23
   Risks Relating to the Reorganization .........   23
   Risks Relating to Superholdings'
      Business, Strategy and Operations .........   27
   Risks Related to the Relationships with
      Sprint PCS ................................   31
   Risks Particular to Indebtedness of
      Superholdings .............................   34
   Risks Related to the Wireless Personal
      Communications Services Industry ..........   36
THE SPECIAL MEETING .............................   39
   Date, Time and Place of the Special
      Meeting ...................................   39
   Purpose of the Special Meeting ...............   39
   Record Date for the Special Meeting ..........   39
   Quorum; Votes Required for Approval
      of the Proposals ..........................   39
   Proxies ......................................   40
   Solicitation of Proxies ......................   40
THE REORGANIZATION ..............................   41
   General ......................................   41
   Background of the Reorganization .............   41
   Reasons for the Reorganization ...............   45
   Opinions of Alamosa's Financial
      Advisor ...................................   47
   Interests of Alamosa Directors and
      Executive Officers in the
      Reorganization ............................   53
   Board of Directors and Management of
      Superholdings after the
      Reorganization ............................   53
   Superholdings Charter and By-Laws ............   54
   New Credit Facility ..........................   54


   Material United States Federal Income
      Tax Consequences of the
      Reorganization ............................   59
   Regulatory Matters ...........................   61
   Accounting Treatment .........................   61
   Restrictions on Sales of Shares by
      Affiliates of Alamosa and Others ..........   62
   Nasdaq National Market Listing of
      Superholdings Common Stock to be
      Issued in the Reorganization ..............   62
   Appraisal Rights .............................   62
   Delisting and Deregistration of Alamosa
      Common Stock after the
      Reorganization ............................   62
THE ALAMOSA MERGER ..............................   63
   The Alamosa Merger ...........................   63
   Conversion of Shares .........................   63
   Effective Time of the Alamosa Merger .........   63
   Conditions to the Alamosa Merger .............   63
   Procedure to Exchange Certificates ...........   64
   Treatment of Alamosa Stock Options ...........   64
   Covenants Regarding Completion of the
      Transaction ...............................   65
   Termination and Amendment ....................   65
THE ROBERTS MERGER ..............................   66
   The Roberts Merger ...........................   66
   Conversion of Membership Units ...............   66
   Effective Time of the Roberts Merger .........   66
   Conditions to the Roberts Merger .............   66
   Covenant Relating to Conduct of
      Business ..................................   69
   Covenants Regarding Completion of the
      Transaction ...............................   69
   Covenants Regarding Compensation
      Matters ...................................   69
   Agreements with Michael and Steven
      Roberts ...................................   70
   Termination ..................................   72
   Representations and Warranties ...............   74
   Survival of Representations ..................   74
   Indemnification ..............................   74
   Amendment, Extension and Waiver ..............   75
   Expenses .....................................   75
   Loan and Services Agreements .................   75
THE WOW MERGER ..................................   78
   The WOW Merger ...............................   78
   Conversion of Membership Units ...............   78
   Effective Time of the WOW Merger .............   78
   Conditions to the WOW Merger .................   78

   Covenant Relating to Conduct of
      Business ..........................     81
   Covenants Regarding Completion of the
      Transaction .......................     81
   Covenants Regarding Compensation
      Matters ...........................     81
   Termination ..........................     82
   Representations and Warranties .......     83
   Survival of Representations ..........     84
   Indemnification ......................     84
   Amendment, Extension and Waiver ......     84
   Expenses .............................     85
   Post-Closing Agreements ..............     85
   Loan and Services Agreements .........     85
   Voting Agreement Between Alamosa
      and Reagan W. Silber ..............     86
INFORMATION ABOUT ALAMOSA
   PCS HOLDINGS, INC ....................     87
ALAMOSA'S MANAGEMENT'S
   DISCUSSION AND ANALYSIS OF
   FINANCIAL CONDITION AND
   RESULTS OF OPERATIONS ................    103
DIRECTORS AND EXECUTIVE
   OFFICERS OF ALAMOSA ..................    116
CERTAIN RELATIONSHIPS AND
   RELATED TRANSACTIONS .................    127
INFORMATION ABOUT ROBERTS
   WIRELESS COMMUNICATIONS,
   L.L.C. ...............................    131
ROBERTS' MANAGEMENT'S
   DISCUSSION AND ANALYSIS OF
   FINANCIAL CONDITION AND
   RESULTS OF OPERATIONS ................    132
INFORMATION ABOUT
   WASHINGTON OREGON
   WIRELESS, LLC ........................    138
WOW'S MANAGEMENT'S
   DISCUSSION AND ANALYSIS OF
   FINANCIAL CONDITION AND
   RESULTS OF OPERATIONS ................    139
AFFILIATION AGREEMENTS WITH
   SPRINT PCS ...........................    146
REGULATORY ENVIRONMENT ..................    157
SECURITY OWNERSHIP OF CERTAIN
   BENEFICIAL OWNERS AND
   MANAGEMENT OF ALAMOSA,
   WOW HOLDINGS, ROBERTS
   HOLDINGS AND SUPERHOLDINGS............    162
   Alamosa ..............................    162
   Roberts Holdings .....................    165


   WOW Holdings .........................    166
   Superholdings ........................    167
DESCRIPTION OF SUPERHOLDINGS
   CAPITAL STOCK ........................    169
PROPOSAL 3: AMENDMENT TO
   ALAMOSA'S 1999 LONG-TERM
   INCENTIVE PLAN .......................    176
PROPOSAL 4: ADOPTION OF THE
   ALAMOSA EMPLOYEE STOCK
   PURCHASE PLAN ........................    180
PRO FORMA CONDENSED
   COMBINED FINANCIAL
   STATEMENTS (UNAUDITED) ...............    183
NOTES TO PRO FORMA
   CONDENSED COMBINED
   FINANCIAL STATEMENTS
   (UNAUDITED) ..........................    190
LEGAL MATTERS ...........................    196
EXPERTS .................................    196
OTHER MATTERS ...........................    196
STOCKHOLDER PROPOSALS ...................    196
STATEMENTS REGARDING
   FORWARD-LOOKING
   INFORMATION ..........................    197
WHERE YOU CAN FIND MORE
   INFORMATION ..........................    198
INDEX TO FINANCIAL
   STATEMENTS ...........................    F-1
ALAMOSA FINANCIAL
   STATEMENTS ...........................    F-3
ROBERTS FINANCIAL STATEMENTS.............   F-42
WOW FINANCIAL STATEMENTS ................   F-56
APPENDIX A--Amended and Restated
   Agreement and Plan of
   Reorganization--Alamosa
APPENDIX B--Amended and Restated
   Agreement and Plan of
   Reorganization--Roberts
APPENDIX C--Amended and Restated
   Agreement and Plan of
   Reorganization--WOW
APPENDIX D--Opinion of Salomon
   Smith Barney Inc.--Roberts
APPENDIX E--Opinion of Salomon
   Smith Barney Inc.--WOW
APPENDIX F--Form of Amended and
   Restated 1999 Long-Term Incentive Plan
APPENDIX G--Form of Employee Stock
   Purchase Plan


                             QUESTIONS AND ANSWERS
                           ABOUT THE REORGANIZATION

Q:     WHY IS ALAMOSA PROPOSING THE REORGANIZATION?


A: By acquiring Roberts and WOW, Alamosa would become the nation's largest Sprint PCS network partner, increasing its licensed population by 47% from 8.4 million residents to 12.5 million residents. These acquisitions are expected to produce significant value for Alamosa and its stockholders by expanding Alamosa's market presence into several highly attractive and growing markets in Missouri, Washington and Oregon, enhancing Alamosa's scale economies, and strengthening Alamosa's relationship with Sprint PCS.


Q:     WHAT WILL I RECEIVE IN THE REORGANIZATION?


A: Each share of Alamosa common stock you own will be automatically converted into one share of Superholdings common stock.


Q: WILL I RECOGNIZE GAIN OR LOSS IN CONNECTION WITH THE EXCHANGE OF MY SHARES IN THE REORGANIZATION?

A: No. In general, you will not recognize gain or loss on the exchange of your Alamosa common stock in the reorganization, except to the extent you receive cash instead of fractional shares.


Q:     WILL I RECEIVE DIVIDENDS ON MY SUPERHOLDINGS SHARES?

A: Like Alamosa, Superholdings does not currently expect to pay dividends on its common stock in the foreseeable future.


Q:     WHERE WILL SHARES OF SUPERHOLDINGS COMMON STOCK BE LISTED?

A: Superholdings intends to apply to list its common stock on The Nasdaq National Market under Alamosa's current symbol "APCS."


Q:     WHAT IS THE RELATIONSHIP AMONG THE FOUR
       PROPOSALS TO BE VOTED UPON AT THE SPECIAL MEETING?

A: Completion of the reorganization is conditioned upon approval by Alamosa stockholders of both the proposal to adopt the Alamosa reorganization agreement and the proposal to approve the issuance of shares of Superholdings common stock in connection with the WOW and Roberts acquisitions. Both of these proposals must be approved to accomplish the reorganization. The amendment to Alamosa's long-term incentive plan is not conditioned on the approval of any of the other three proposals. The adoption of the Alamosa employee stock purchase plan is also not conditioned on the approval of any of the other three proposals.



Q:     WHAT DO I NEED TO DO NOW?


A: After carefully reading and considering the information contained in this proxy statement-prospectus, you should respond by completing, signing and dating your proxy card and returning it in the enclosed postage paid envelope as soon as possible so that your shares may be represented at the special meeting.



Q:     WHAT IF I DO NOT VOTE?


A:      o  Failure to return your proxy will (i) have the same effect as a vote against the adoption of the reorganization agreement between Alamosa and Superholdings and (ii) result in your shares not being counted for purposes of determining the presence of a quorum at the special meeting or determining whether we have received the votes required to approve the issuance of Superholdings common stock in the Roberts and WOW acquisitions, the amendment to the long-term incentive plan or the adoption of the Alamosa employee stock purchase plan.

        o If you return your proxy card signed but do not indicate how you want to vote, your proxy will be counted as a vote: (i) "FOR" the adoption of the Alamosa reorganization agreement; (ii) "FOR" the issuance of shares of Superholdings common stock in the WOW and Roberts acquisitions; (iii) "FOR" the amendment to the long-term incentive plan; and (iv) "FOR" the adoption of the Alamosa employee stock purchase plan.

     o If you return your proxy card and abstain from voting on each of the proposals, your proxy will have the same effect as a vote against (i) the adoption of the Alamosa reorganization agreement, (ii) the amendment to the long-term incentive plan and (iii) the adoption of the Alamosa employee stock purchase plan, but will not be counted as a vote cast on, and therefore will not affect the outcome of, the proposal to approve the issuance of shares of Superholdings common stock in the Roberts and WOW acquisitions.


Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER WILL MY BROKER VOTE MY SHARES?


A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to vote your shares. Without instructions, your shares will not be voted by your broker, which will have the same effect as a vote against the adoption of the Alamosa reorganization agreement but will have no effect on the outcome of the proposals to approve (i) the issuance of shares of Superholdings common stock in the WOW and Roberts acquisitions, (ii) the amendment to the long-term incentive plan or
       (iii) the adoption of the Alamosa employee stock purchase plan.


Q:     CAN I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY?


A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. If you are a holder of record, you can do this in one of three ways:

        o  You can attend the special meeting and vote in person.

        o  You can send a written notice that you are revoking your proxy.

        o  You can complete and submit a new proxy.

       If you choose either of these last two methods, you must submit your notice of revocation or your new proxy to the secretary of Alamosa before the special meeting at the address on page 40.

       If your shares are held in an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote.


Q:     AM I ENTITLED TO APPRAISAL RIGHTS?

A: No. Under Delaware law, Alamosa stockholders are not entitled to appraisal rights in connection with the reorganization.

Q:     SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the reorganization is completed, you will receive written instructions from the exchange agent on how to exchange your stock certificates for shares of Superholdings common stock.


Q:     WHEN DO YOU EXPECT THE REORGANIZATION TO BE COMPLETED?

A: Alamosa, Roberts and WOW are working to complete the reorganization as quickly as possible. We currently expect to complete the reorganization in the first quarter of 2001. However, we cannot assure you that we will be able to complete the reorganization by that time.


Q:     WHO CAN HELP ANSWER QUESTIONS?

A: Questions about the reorganization or how to submit proxies, or requests for additional copies of this proxy statement-prospectus or the enclosed proxy card, should be directed to:

              Alamosa PCS Holdings, Inc.
              5225 S. Loop 289
              Lubbock, Texas 79424
              (806) 722-1100
              Attention: Kendall W. Cowan
                         Chief Financial Officer
                         and Secretary

                                    SUMMARY

     This summary highlights selected information in the proxy statement-prospectus. It does not contain all of the information that is important to you. You should carefully read this entire proxy statement-prospectus and the other documents we refer you to for a complete understanding of the reorganization transactions. In particular, you should read the agreements attached to this proxy statement-prospectus as Appendix A, Appendix B and Appendix C. In addition, please also refer to the section which we have entitled "Where You Can Find More Information" that begins on page 198 for additional information about Alamosa PCS Holdings, Inc. on file with the Securities and Exchange Commission. We encourage you to read this additional information. Unless the context otherwise requires, references herein to Superholdings after completion of the reorganization are to Alamosa Holdings, Inc. and its subsidiaries, and references to Alamosa are to Alamosa PCS Holdings, Inc. and its subsidiaries, whether before or after the reorganization.


THE COMPANIES (SEE PAGES 87, 131 AND 138)

   ALAMOSA PCS HOLDINGS, INC.
   5225 S. Loop 289
   Lubbock, Texas 79424
   (806) 722-1100

     Alamosa is a provider of wireless personal communications services, commonly referred to as PCS, in the Southwestern and Midwestern United States. Alamosa is a network partner of Sprint PCS, the personal communications services group of Sprint Corporation. Sprint PCS, directly and through affiliates such as Alamosa, provides wireless personal communications services in more than 4,000 cities and communities across the country. Alamosa has the exclusive right to provide digital wireless personal communications services under the Sprint and Sprint PCS brand names in a territory primarily located in Texas, New Mexico, Arizona, Colorado and Wisconsin with approximately 8.4 million residents. Through December 31, 1999, Alamosa was a development stage company.


     Alamosa launched Sprint PCS service in Laredo, Texas in June 1999, and has since commenced service in 20 additional markets: Albuquerque, Santa Fe and Las Cruces, New Mexico; El Paso, Lubbock, Amarillo, Midland, Odessa, Abilene, San Angelo and Eagle Pass-Del Rio, Texas; Flagstaff and Prescott, Arizona; Grand Junction and Pueblo, Colorado; and Appleton-Oshkosh, Green Bay, Fond du Lac, Manitowoc and Sheboygan, Wisconsin. Alamosa's systems cover approximately 4.4 million residents out of approximately 8.4 million total residents in those markets. The number of residents covered by Alamosa's systems does not represent the number of Sprint PCS subscribers that Alamosa expects to be based in its territory. As of December 31, 2000, 132,940 Sprint PCS subscribers were based in Alamosa's territory.

     On December 14, 2000, Alamosa formed a new holding company pursuant to
Section 251(g) of the Delaware General Corporation Law. In that transaction, each share of the former Alamosa PCS Holdings, Inc. was converted into one share of the new holding company and the former public company (renamed Alamosa (Delaware), Inc.) became a wholly-owned subsidiary of the new holding company, which was renamed Alamosa PCS Holdings, Inc.

     ROBERTS WIRELESS COMMUNICATIONS, L.L.C.
     1408 North Kingshighway, Suite 300
     St. Louis, Missouri 63113
     (314) 367-4600

     Based in St. Louis, Missouri, Roberts has an affiliation agreement with Sprint PCS under which it has the exclusive right to provide wireless personal communications services under the Sprint PCS brand name in a territory located primarily in Missouri with approximately 2.5 million residents. Roberts provides personal communications services in the areas surrounding Kansas City, the home of Sprint PCS, and St. Louis, including the Interstate 70 corridor connecting the two cities. As of December 31, 2000, approximately 23,594 subscribers were based in Roberts territory. Roberts expects to be fully built out by

January 31, 2001 and to cover approximately 1.7 million total residents. Roberts launched Sprint PCS Service in its first markets, Jefferson City and Columbia, Missouri, in January 1999, and has since commenced service in six additional markets: Joplin, Rolla, St. Joseph, Sedalia, Kansas City and Springfield, Missouri.

     WASHINGTON OREGON WIRELESS, LLC
     5665 SW Meadows Road, Suite 100
     Lake Oswego, Oregon 97035
     (503) 431-2353


     WOW, based in Lake Oswego, Oregon, has the exclusive right to provide wireless personal communications services under the Sprint PCS brand name in territories located primarily in Washington and Oregon with approximately 1.5 million residents. The WOW network is expected to cover approximately 1.1 million people by the end of 2001, and will include the cities of Ellensburg, Yakima, and Kennewick, Washington and Medford, Klamath Falls, Grants Pass and Roseburg, Oregon, as well as key travel corridors within Washington and Oregon, including portions of four interstate highways and 15 state and U.S. highways. According to U.S. Census projections, the population growth rate in the WOW service area is over 1.5 percent per year as compared to a national average of
0.9 percent. WOW launched limited Sprint PCS service in its first market near Spokane, Washington in May 2000 and has since commenced service in seven additional markets: Kennewick-Pasco-Richland, Walla Walla and Yakima, Washington, and Medford-Grants Pass, Klamath Falls, Portland and Roseburg, Oregon. As of December 31, 2000, WOW had 9,593 subscribers, and its network covered approximately 717,500 residents.

     ALAMOSA HOLDINGS, INC.
     5225 S. Loop 289
     Lubbock, Texas 79424
     (806) 722-1100


     Superholdings is a newly formed corporation that has not, to date, conducted any activities other than those incident to its formation. Upon completion of the reorganization, Alamosa, Roberts and WOW will each become wholly-owned subsidiaries of Superholdings. The business of Superholdings will be the combined businesses currently conducted by Alamosa, Roberts and WOW.


     After the reorganization described below, it is expected that Superholdings will have a licensed service area covering approximately 12.5 million people.


STRUCTURE OF THE REORGANIZATION (SEE PAGE 41)


     The "reorganization" is comprised of the following steps:


     o Superholdings and Alamosa Sub I, Inc., a wholly-owned subsidiary of Superholdings, were formed.

     o Roberts formed a holding company, Roberts Wireless Holdings, L.L.C., to hold all of the membership interests of Roberts, and each member of Roberts exchanged his membership interests in Roberts for membership interests in Roberts Holdings.

     o WOW formed a holding company, WOW Holdings, LLC, to hold all of the membership interests of WOW, and each member of WOW exchanged its membership interests in WOW for membership interests in WOW Holdings.

     o In substantially simultaneous transactions on the closing date of the reorganization,

          o Roberts Holdings will merge with and into Superholdings, with Superholdings surviving the merger,

          o WOW Holdings will merge with and into Superholdings with Superholdings surviving the merger, and

          o Alamosa Sub will merge with and into Alamosa, with Alamosa surviving the merger. We refer to these transactions as the "Roberts merger," the "WOW merger" and the "Alamosa merger."


     o Alamosa formed Alamosa Holdings, LLC to become the borrower under a new senior secured credit facility of up to $305.0 million. See "The Reorganization--New Credit Facility." Immediately following completion of the reorganization,


          o Alamosa (Delaware) will contribute all of the stock of its operating subsidiaries to Alamosa Holdings, LLC, and


          o Superholdings will contribute all of its ownership interests in Roberts and WOW to Alamosa, which will contribute them to Alamosa (Delaware), which will contribute them to Alamosa Holdings, LLC.



     We have entered into three separate agreements providing for the Roberts merger, the WOW merger and the Alamosa merger. We refer to these agreements individually as the "Roberts reorganization agreement," the "WOW reorganization agreement" and the "Alamosa reorganization agreement," and together as the "reorganization agreements."



     The organization of the companies before and after the reorganization is illustrated in the reorganization chart on the following page.

                      STRUCTURE BEFORE THE REORGANIZATION

      Roberts                         WOW                                            Alamosa
 Members of Roberts              Members of WOW                              Stockholders of Alamosa


  Roberts Wireless              WOW Holdings LLC                            Alamosa PCS Holdings, Inc.
    Holdings L.L.C.             ("WOW Holdings")                                 ("Alamosa")
("Roberts Holdings")

                100%                       100%                                             100%
Roberts Wireless                   Washington Oregon                                  Alamosa
Communications, L.L.C.                Wireless, LLC                              (Delaware), Inc.
    ("Roberts")                          ("WOW")                               ("Alamosa (Delaware)")

                                                                             100%                      100%
                                                                Alamosa PCS, Inc.                    Alamosa
                                                                                                 Operations, Inc.
                                                                       100%
                                                                    Alamosa
                                                                 Operating Subs



                       STRUCTURE AFTER THE REORGANIZATION


Former Roberts Members        Former WOW Memebers      Former Alamosa
                                                        Stockholders

                  16.7%                      7.5%                     75.8%
-----------------------------------------------------------------------------
                             Alamosa Holdings, Inc.
                              ("Superholdings")

                                              100%
-----------------------------------------------------------------------------
                                  Alamosa

                                              100%
-----------------------------------------------------------------------------
                             Alamosa (Delaware)

                                100%                           100%
-----------------------------------------------------------------------------
        Alamosa Holdings, LLC                           Alamosa
                                                   Operations, Inc.
   100%        100%              100%

 Roberts       WOW          Alamosa
                           PCS, Inc.

                                 100%
                           Alamosa
                       Operating Subs

UPON COMPLETION OF THE REORGANIZATION, SUPERHOLDINGS WILL ISSUE SHARES TO ALAMOSA STOCKHOLDERS AND WILL ISSUE SHARES AND PAY CASH TO MEMBERS OF ROBERTS HOLDINGS AND WOW HOLDINGS (SEE PAGES 63, 66 AND 78)


     When the reorganization is complete:


     o Each share of Alamosa common stock will represent the right to receive one share of Superholdings common stock.


     o    The current members of Roberts Holdings will receive in the aggregate
          13.5 million shares of Superholdings common stock and up to $4 million in cash.


     o    The current members of WOW Holdings will receive in the aggregate
          6.05 million shares of Superholdings common stock and up to $12.5 million in cash.

ALAMOSA STOCKHOLDERS GENERALLY WILL NOT RECOGNIZE GAIN OR LOSS AS A RESULT OF EXCHANGE OF THEIR SHARES (SEE PAGE 59)


     Alamosa has structured the reorganization so that Alamosa stockholders generally will not recognize gain or loss for United States federal income tax purposes as a result of the exchange of their shares in connection with the reorganization.


     Tax matters are very complicated, and the tax consequences to you resulting from the reorganization will depend on the facts of your own situation. You should consult with your own tax advisor for a full understanding of the tax consequences to you resulting from the reorganization.


ALAMOSA'S FINANCIAL ADVISOR HAS OPINED THAT THE EXCHANGE RATIO IN THE REORGANIZATION IS FAIR TO ALAMOSA STOCKHOLDERS (SEE PAGE 47)

     In deciding to approve the reorganization, the Alamosa board of directors considered the separate opinions of its financial advisor, Salomon Smith Barney Inc., that, as of the date of its opinions, and subject to and based on the considerations referred to in its opinions, the exchange ratio of 1.0 share of Superholdings common stock for each share of Alamosa common stock in connection with each of the Roberts merger and the WOW merger is fair, from a financial point of view, to Alamosa stockholders. The full texts of the written opinions of Salomon Smith Barney are set forth as Appendix D and Appendix E to this proxy statement-prospectus. Alamosa urges its stockholders to read the two opinions of Salomon Smith Barney in their entirety.

WE CANNOT COMPLETE THE REORGANIZATION WITHOUT THE APPROVAL OF ALAMOSA'S STOCKHOLDERS (SEE PAGE 40)


     Alamosa is convening a special meeting of its stockholders to consider and vote upon:

     o    a proposal to adopt the Alamosa reorganization agreement, and

     o a proposal to approve the issuance of the shares of Superholdings common stock in the Roberts and WOW mergers.


     We call these two proposals the "reorganization proposals." At the special meeting, you will also be asked to consider and vote upon a proposal to amend Alamosa's 1999 long-term incentive plan as described below under the heading "We Are Proposing an Amendment to Alamosa's 1999 Long-Term Incentive Plan to Increase the Number of Shares Under the Plan" and a proposal to adopt the Alamosa employee stock purchase plan as described below under the heading "We Are Proposing the Adoption of the Alamosa Employee Stock Purchase Plan."


     We cannot complete the reorganization unless:

     o the Alamosa reorganization agreement has been adopted by the affirmative vote of the holders of a majority of the shares of Alamosa common stock outstanding as of the record date, and


     o the issuance of the shares of Superholdings common stock in the Roberts and WOW mergers has been approved by the affirmative vote of the holders of a majority of the votes cast on the proposal at the special meeting.

THE ALAMOSA BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE REORGANIZATION PROPOSALS (SEE PAGE 45)


     The Alamosa board of directors (with one director excusing himself and abstaining) has determined that the reorganization is advisable and in your best interests, unanimously voted to approve the reorganization transactions and unanimously recommends that you vote "FOR" the adoption of the Alamosa reorganization agreement and "FOR" approval of the issuance of the shares of Superholdings common stock in the Roberts and WOW mergers.


ALAMOSA WILL HOLD A SPECIAL MEETING OF STOCKHOLDERS ON [          ], 2001 (SEE
PAGE 39)


     The Alamosa special meeting will be held at Alamosa's executive offices at
5225 S. Loop 289, Lubbock, Texas on [            ], 2001 at [      ] a.m.,
local time.


ALAMOSA HAS SET JANUARY 11, 2001 AS THE RECORD DATE FOR THE SPECIAL MEETING (SEE PAGE 39)


     You can vote at the special meeting if you owned Alamosa common stock at
the close of business on January 11, 2001. On that date, there were [       ]
shares of Alamosa common stock outstanding and entitled to vote at the special meeting.


     As of January 11, 2001, the directors and executive officers of Alamosa and their affiliates beneficially owned approximately 36,529,373 shares of Alamosa common stock or approximately 60% of the outstanding shares of Alamosa common stock entitled to vote at the special meeting. We currently anticipate that all of such persons will vote their shares in favor of the reorganization proposals.


ALAMOSA STOCKHOLDERS DO NOT HAVE APPRAISAL RIGHTS (SEE PAGE 62)



     Under Delaware law, Alamosa stockholders are not entitled to appraisal rights in connection with the reorganization.



BOARD OF DIRECTORS AND MANAGEMENT OF SUPERHOLDINGS FOLLOWING THE REORGANIZATION (SEE PAGE 53)


     Following the reorganization, the Superholdings board of directors will be comprised of eleven members and will be divided into three classes as set forth below. Each director will serve for a term of three years, or until his or her successor has been elected and qualified.





Class I:              Class II:                Class III:
-------------------   ----------------------   -------------------
Ray M. Clapp, Jr.     Michael R. Budagher      Tom M. Phelps
Jimmy R. White        Schuyler B. Marshall     David E. Sharbutt
Thomas Hyde           Reagan W. Silber         Scotty Hart
                      Steven C. Roberts        Michael V. Roberts


     After the reorganization, the following persons will serve as executive officers of Superholdings:




Name                           Position
----------------------------   ------------------------------------------------------------------
David E. Sharbutt ..........   Chairman of the Board of Directors and Chief Executive Officer
Jerry W. Brantley ..........   President and Chief Operating Officer
Kendall W. Cowan ...........   Chief Financial Officer
Loyd I. Rinehart ...........   Senior Vice President of Corporate Finance
Anthony Sabatino ...........   Chief Technology Officer and Senior Vice President of Engineering
                               and Network Operations

ALAMOSA'S EMPLOYEE STOCK OPTIONS WILL BE ASSUMED BY SUPERHOLDINGS (SEE PAGE 64)


     When the reorganization is completed, each outstanding Alamosa employee stock option will be converted into an option to purchase shares of Superholdings common stock at an exercise price per share equal to the exercise price per share of Alamosa common stock before the conversion. The vesting of the Alamosa employee stock options will not be accelerated by the reorganization.


COMPLETION OF THE REORGANIZATION IS SUBJECT TO SPECIFIED CONDITIONS (SEE PAGES 63, 66 AND 78)



     ROBERTS MERGER. Completion of the Roberts merger is subject to a number of conditions, including:

     o adoption of the Alamosa reorganization agreement and approval of the issuance of the shares of Superholdings common stock in the Roberts merger by the requisite votes of Alamosa stockholders; and

     o approval for listing on The Nasdaq National Market of the Superholdings common stock to be issued to the members of Roberts Holdings in the Roberts merger.


     In addition, the obligation of each of Roberts, on the one hand, and Alamosa and Superholdings, on the other, to complete the Roberts merger is subject to a number of other conditions, including:



     o accuracy of the representations and warranties made by the other party, except where such inaccuracies do not have a "material adverse change" on such other party;


     o compliance by the other party with all of its covenants, except where any noncompliance has not had a "material adverse change" on such other party; and

     o absence of any lawsuit, proceeding or injunction with respect to the reorganization, except for such as would not have a "material adverse change" on such other party.


The Roberts reorganization agreement contains specific conditions that must be met in order for a "material adverse change" with respect to Roberts or Superholdings to exist. See "The Roberts Merger--Conditions to the Roberts Merger."



     WOW MERGER. Completion of the WOW merger is subject to a number of conditions, including:

     o adoption of the Alamosa reorganization agreement and approval of the issuance of the shares of Superholdings common stock in the WOW merger by the requisite votes of Alamosa stockholders;


     o approval for listing on The Nasdaq National Market of the Superholdings common stock to be issued to the members of WOW Holdings in the WOW merger.


     In addition, the obligation of each of WOW, on the one hand, and Alamosa and Superholdings, on the other, to complete the WOW merger is subject to a number of other conditions, including:



     o accuracy of the representations and warranties made by the other party, except where such inaccuracies do not have a "material adverse change" on such other party;



     o compliance by the other party with all of its covenants, except where any noncompliance has not had a "material adverse change" on such other party; and


     o absence of any lawsuit, proceeding or injunction with respect to the reorganization, except as they would not have a "material adverse change" on such other party.


The WOW reorganization agreement contains specific conditions that must be met in order for a "material adverse change" with respect to WOW or Superholdings to exist. See "The WOW Merger--Conditions to the WOW Merger."

     ALAMOSA MERGER. Completion of the Alamosa merger is subject to a number of conditions, including:

     o adoption of the Alamosa reorganization agreement by the requisite vote of the Alamosa stockholders; and

     o    completion of either the Roberts merger or the WOW merger.


THE AGREEMENTS PROVIDING FOR THE REORGANIZATION MAY BE TERMINATED UNDER CERTAIN CIRCUMSTANCES (SEE PAGES 65, 72 AND 82)


     ROBERTS MERGER. Alamosa and Roberts may mutually agree to terminate the Roberts reorganization agreement at any time. Either Alamosa or Roberts may unilaterally terminate the Roberts reorganization agreement if:

     o any of the other party's representations and warranties are inaccurate, unless such inaccuracies in the aggregate have not had a "material adverse change" on such other party;

     o the other party fails to perform any of its covenants or agreements in the Roberts reorganization agreement, unless such failure to perform has not had a "material adverse change" on such other party;

     o any of the conditions to its obligations to complete the Roberts merger has become impossible to satisfy;

     o any governmental entity or court has issued a final, non-appealable order or ruling permanently restraining or prohibiting the Roberts merger; or

     o    the Roberts merger has not been completed by March 31, 2001.


     WOW MERGER. Alamosa and WOW may mutually agree to terminate the WOW reorganization agreement at any time. Either Alamosa or WOW may unilaterally terminate the WOW reorganization agreement if:


     o any of the other party's representations and warranties are inaccurate, unless such inaccuracies in the aggregate have not had a "material adverse change" on such other party;

     o the other party fails to perform any of its covenants or agreements in the WOW reorganization agreement, unless such failure to perform has not had a "material adverse change" on such other party;

     o any of the conditions to its obligations to complete the WOW merger has become impossible to satisfy;

     o any governmental entity or court has issued a final, non-appealable order or ruling permanently restraining or prohibiting the WOW merger; or

     o    the WOW merger has not been completed by March 31, 2001.

     ALAMOSA MERGER. Alamosa and Superholdings may terminate the Alamosa reorganization agreement only if all of the other reorganization agreements have been validly terminated.


WE HAVE RECEIVED ALL REGULATORY APPROVALS REQUIRED FOR COMPLETION OF THE REORGANIZATION (SEE PAGE 61)

     Completion of the Alamosa merger is subject to our making prior notification to the Antitrust Division of the Department of Justice and to the Federal Trade Commission and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Act with respect to the Alamosa merger. The applicable waiting period under the Hart-Scott-Rodino Act with respect to the Alamosa merger expired on September 9, 2000.

     The completion of the WOW merger is subject to obtaining the consent of the Federal Communications Commission to the transfer of control of certain microwave licenses held by WOW and such consent becoming final. On November 22, 2000, the FCC issued the public notice of its consent to the transfer of control of WOW's microwave licenses, and the FCC's consent became a "Final Order" on January 2, 2001.

     We know of no other regulatory approvals necessary to complete the reorganization.


WE HAVE RECEIVED A COMMITMENT FOR A NEW SENIOR SECURED CREDIT FACILITY (SEE PAGE 54)

     On December 20, 2000, Alamosa announced that Superholdings had entered into a commitment letter with Citicorp North America, Inc., Salomon Smith Barney Inc., TD Securities (USA) Inc., First Union National Bank and Export Development Corporation providing for a new senior secured credit facility of up to $305.0 million to be made to Alamosa Holdings, LLC, a wholly-owned subsidiary of Alamosa (Delaware). The proceeds of the new credit facility will be used:

     o to pay the cash portion of the merger consideration in the Roberts and WOW mergers;

     o to refinance existing indebtedness under Alamosa's $175.0 million credit facility with EDC and under Roberts' and WOW's existing credit facilities;

     o    to pay transaction costs; and

     o for general corporate purposes, including funding capital expenditures, subscriber acquisition and marketing costs, purchase of spectrum and working capital needs.

The definitive agreements providing for the new credit facility have not been completed. The obligation of each of Citicorp North America, Salomon Smith Barney, TD Securities, First Union National Bank, EDC and other lenders which may commit to provide the new credit facility to close and fund under the new credit facility is subject to a number of conditions, some of which are beyond the control of Superholdings and Alamosa. Superholdings' and Alamosa's obligations to complete the reorganization are not conditioned upon closing and funding under the new credit facility. See "Risk Factors--Risks Relating to the Reorganization--Superholdings will be contractually obligated to complete the reorganization even if it is unable to obtain funding under the new credit facility."

ACCOUNTING TREATMENT (SEE PAGE 61)

     Each of the Roberts merger and the WOW merger will be accounted for under the purchase method of accounting.

ALAMOSA OPERATIONS, INC. HAS ENTERED INTO SERVICES AGREEMENTS WITH ROBERTS AND WOW (SEE PAGES 75 AND 85)

     ROBERTS. On July 31, 2000, Alamosa Operations, Inc., a wholly-owned subsidiary of Alamosa, entered into a services agreement with Roberts whereby, effective July 31, 2000, Alamosa Operations began managing the operations of Roberts pending completion of the Roberts merger. Under the Roberts services agreement, Alamosa Operations provides various services in connection with the management and operation of Roberts' business in consideration for a management fee of $100,000 per month. Roberts also must reimburse Alamosa Operations for certain costs and expenses incurred or paid by Alamosa Operations in providing these services.

     WOW. On July 31, 2000, Alamosa Operations entered into a services agreement with WOW whereby, effective September 1, 2000, Alamosa Operations began managing the operations of WOW pending completion of the WOW merger. Under the WOW services agreement, Alamosa Operations provides various services in connection with the management and operation of WOW's business in consideration for a management fee of $100,000 per month. WOW also must reimburse Alamosa Operations for certain costs and expenses incurred or paid by Alamosa Operations in providing these services.

ALAMOSA OPERATIONS HAS ENTERED INTO LOAN AGREEMENTS WITH ROBERTS, ROBERTS TOWER AND WOW (SEE PAGES 75 AND 85)

     MEMBERS OF ROBERTS HOLDINGS. On June 30, 2000, Alamosa Operations entered into a $10.0 million loan agreement with Michael and Steven Roberts. The proceeds of this loan were used to fund capital and operating requirements of Roberts and Roberts Tower Company, a corporation owned and operated by Michael and Steven Roberts.

     ROBERTS. On July 31, 2000, Roberts and Alamosa Operations entered into a loan agreement whereby Alamosa Operations agreed to lend up to $20.0 million to Roberts, to be used only for the purposes of repaying certain amounts owed by Michael and Steven Roberts under their June 30 loan agreement with Alamosa Operations and funding Roberts' working capital needs from July 31, 2000 through the completion of the Roberts merger. As of the date of this proxy statement-prospectus, $20.0 million has been funded under the loan agreement.

     ROBERTS TOWER. On October 18, 2000, Roberts Tower Company and Alamosa Operations entered into a loan agreement whereby Alamosa Operations agreed to lend up to $15.0 million to Roberts Tower Company to be used for the purposes of repaying certain amounts owed by Michael and Steven Roberts under their June 30 loan agreement with Alamosa Operations and funding the construction of wireless telecommunications towers to be leased by Roberts through the completion of the Roberts merger. As of the date of this proxy statement-prospectus, approximately $14.5 million has been funded under the loan agreement.

     WOW. On July 31, 2000, WOW and Alamosa Operations entered into a loan agreement whereby Alamosa Operations agreed to lend up to $11.0 million to WOW, to be used for (i) satisfying certain capital contribution requirements under WOW's operating agreement, and (ii) funding WOW's working capital needs from July 31, 2000 through the completion of the WOW merger. As of the date of this proxy statement-prospectus, approximately $8.3 million has been funded under the loan agreement.

YOUR RIGHTS AS A STOCKHOLDER OF SUPERHOLDINGS WILL BE SUBSTANTIALLY THE SAME AS YOUR RIGHTS AS A STOCKHOLDER OF ALAMOSA (SEE PAGE 169)

     The amended and restated certificate of incorporation and the amended and restated by-laws of Superholdings following completion of the reorganization will be substantially identical to the amended and restated certificate of incorporation and the amended and restated by-laws of Alamosa today, except that stockholders of Superholdings will not have the right to call a special stockholders meeting. Each of Superholdings and Alamosa is a Delaware corporation. Accordingly, your rights as a stockholder of Superholdings will be substantially the same as your rights as a stockholder of Alamosa.

WE ARE PROPOSING AN AMENDMENT TO ALAMOSA'S 1999 LONG-TERM INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES UNDER THE PLAN (SEE PAGE 176)

     To ensure that Alamosa and, if the reorganization occurs, Superholdings will be able to grant sufficient future awards under the long-term incentive plan to employees of Alamosa and, if the reorganization occurs, Roberts and WOW, the Alamosa board of directors is seeking stockholder approval of an amendment to the long-term incentive plan to:


     o increase the number of shares of common stock reserved for issuance under the long-term incentive plan by 6,000,000 shares, from 7,000,000 shares to 13,000,000 shares; and


     o increase on December 31 of each year, from and including December 31, 2001, the number of shares of Alamosa's common stock reserved for issuance under the long-term incentive plan by 800,000 shares or such lesser amount determined by the committee which administers the long-term incentive plan.


     We have attached a form of the proposed amendment as Appendix F to this proxy statement-prospectus and encourage you to review it. Approval of the proposed amendment requires the affirmative vote of the holders of a majority of the shares of Alamosa common stock present or represented by proxy at the special meeting and entitled to vote.

WE ARE PROPOSING THE ADOPTION OF THE ALAMOSA EMPLOYEE STOCK PURCHASE PLAN (SEE
   PAGE 180)

     In order to encourage employees to purchase shares of Alamosa common stock, we adopted, subject to stockholder approval, the Alamosa employee stock purchase plan. The employee stock purchase plan allows employees to purchase common stock on a tax-advantaged basis. Under the employee stock purchase plan:


     o 600,000 shares of Alamosa common stock are initially reserved for issuance; and

     o beginning in the year 2002 and for each fiscal year thereafter, up to an additional 200,000 shares of Alamosa common stock may be added to the shares initially reserved for issuance.

     We have attached a form of the employee stock purchase plan as Appendix G to this proxy statement-prospectus and encourage you to review it. Approval of the employee stock purchase plan requires the affirmative vote of the holders of a majority of the shares of Alamosa common stock present or represented by proxy at the special meeting and entitled to vote.

                          MARKET PRICES AND DIVIDENDS



MARKET PRICES


     ALAMOSA. Alamosa common stock began trading on The Nasdaq National Market on February 3, 2000, under the symbol "APCS." Prior to that date, there was no public market for Alamosa common stock.

     On July 28, 2000, the last trading day prior to announcement of the execution of the reorganization agreements, the last reported sale price per share of Alamosa common stock on The Nasdaq National Market was $21.00. On
[          ], 2001, the last trading day before the date of this proxy statement-prospectus, the last reported sale price per share of Alamosa common
stock on The Nasdaq National Market was $[       ]. On January 11, 2001, there
were [    ] holders of record of Alamosa common stock.


     The following table lists the high and low bid prices for Alamosa common stock for the periods indicated, as reported by The Nasdaq National Market.





2000                                                                         HIGH         LOW
-----------------------------------------------------------------------   ---------   ----------
First Quarter (from February 3, 2000 through March 31, 2000) ..........    $43 5/8      $22  3/16
Second Quarter (ended June 30, 2000) ..................................    $41          $11 13/16
Third Quarter (ended September 30, 2000) ..............................    $27 1/2      $12  1/2
Fourth Quarter (ended December 31, 2000) ..............................    $16 7/8      $ 6  1/8

2001
----
First Quarter (through      , 2001) ...................................    $           $



     SUPERHOLDINGS. Superholdings currently has no outstanding stock and, accordingly, there is no established public trading market for the Superholdings common stock. Superholdings will apply to list its common stock on The Nasdaq National Market under Alamosa's current symbol, "APCS," effective upon completion of the reorganization.

     ROBERTS AND WOW. We are unable to provide information with respect to the market prices of the Roberts Holdings and WOW Holdings membership interests because there is no established trading market for them.



DIVIDENDS


     ALAMOSA. Alamosa has never declared or paid any cash dividends on its common stock and does not expect to pay cash dividends on its capital stock in the foreseeable future. Alamosa currently intends to retain its future earnings, if any, to fund the development and growth of its business. Future dividends, if any, will be determined by the Alamosa board of directors and will depend upon the restrictions contained in Alamosa's existing indebtedness and Alamosa's results of operations, financial condition, capital expenditure plans, contractual restrictions and business prospects, as well as other factors that the Alamosa board of directors considers relevant.

     The senior discount notes indenture, dated as of February 8, 2000, between Alamosa (Delaware) and Norwest Bank Minnesota, N.A., as trustee, restricts Alamosa (Delaware) and subsidiaries of Alamosa (Delaware) from paying dividends or making distributions, except (i) for any dividend or distribution that is made solely to Alamosa (Delaware) or a subsidiary of Alamosa (Delaware) or (ii) when the payment of such dividend or distribution would not cause Alamosa (Delaware) and subsidiaries of Alamosa (Delaware) to fail to meet certain financial tests set forth in the senior discount notes indenture. The credit agreement, dated as of June 23, 2000, between Alamosa PCS, Inc., a subsidiary of Alamosa (Delaware), as borrower, and Export Development Corporation, as administrative agent, prohibits Alamosa PCS, Inc. and other subsidiaries of Alamosa (Delaware) from paying dividends or making distributions, except for distributions to fund the payment of the interest on the Alamosa (Delaware) senior discount notes. Accordingly, Alamosa is only able to pay dividends to the extent Alamosa (Delaware) and its subsidiaries are permitted to do so under the terms of the senior discount notes indenture and the EDC credit facility.

     SUPERHOLDINGS. Following the reorganization, Superholdings does not expect to pay cash dividends on its common stock in the foreseeable future. Superholdings currently intends to retain its future earnings, if any, to finance the expansion of its business. Any future determination to pay dividends will be at the discretion of the Superholdings board of directors and will be dependent upon then existing conditions, including restrictions contained in the indebtedness of Alamosa, Alamosa (Delaware), Alamosa Holdings, LLC and their subsidiaries and the results of operations, financial condition, capital expenditure plans, contractual restrictions, business prospects of Superholdings and its subsidiaries and other relevant factors.

     In connection with the reorganization, Superholdings intends to enter into the new credit facility with Citibank, Salomon Smith Barney, TD Securities, First Union National Bank, EDC and other lenders which may commit to provide the new credit facility. Part of the proceeds of the new credit facility will be used to, among other things, refinance the outstanding indebtedness under the EDC credit facility. The new credit facility will contain restrictions on the ability of Alamosa, Alamosa Holdings, LLC and their subsidiaries (including Roberts and WOW) to pay dividends or make distributions on their capital stock. The negative covenants set forth in the senior discount notes indenture will continue to make it very difficult for Alamosa (Delaware) to pay any cash dividends to Alamosa. Accordingly, Superholdings will only be able to pay dividends to its common stockholders to the extent that Alamosa, Alamosa (Delaware), Alamosa Holdings, LLC and their subsidiaries are permitted to do so under the terms of the Alamosa senior discount notes indenture and the new credit facility.

                          ALAMOSA PCS HOLDINGS, INC.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected financial data presented below under the captions "Statement of Operations Data," "Per Share Data," and "Balance Sheet Data" as of and for the year ended December 31, 1999 and as of and for the period ended December 31, 1998 have been derived from the audited consolidated financial statements of Alamosa and the notes thereto appearing elsewhere herein.


     The selected financial data presented below under the captions "Statement of Operations Data," "Per Share Data" and "Balance Sheet Data" as of and for the nine months ended September 30, 2000 and for the nine months ended September 30, 1999 are derived from the unaudited financial statements of Alamosa included elsewhere herein. The unaudited financial statements of Alamosa include all adjustments, consisting only of normal accruals, that management considers necessary for a fair presentation of financial position and results of operations for the unaudited interim periods. Operating results for the nine month period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000.

     It is important that you also read "Alamosa's Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements for the periods ended December 31, 1998 and 1999 and September 30, 2000 and the related notes appearing elsewhere herein.

                          ALAMOSA PCS HOLDINGS, INC.

                   SELECTED HISTORICAL FINANCIAL INFORMATION




                                                                                                              FOR THE PERIOD
                                                            FOR THE NINE MONTHS                                JULY 16, 1998
                                                            ENDED SEPTEMBER 30,               FOR THE           (INCEPTION)
                                                     ---------------------------------      YEAR ENDED            THROUGH
                                                         2000              1999          DECEMBER 31, 1999   DECEMBER 31, 1998
                                                     ------------  -------------------  ------------------  ------------------
                                                          (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE DATA AND OTHER DATA)
STATEMENT OF OPERATIONS DATA:
 Revenue:
  Service revenue .................................   $  45,900        $   1,123           $   6,534           $      --
  Product sales ...................................       6,002              813               2,450                  --
                                                      ---------        ---------           ---------           ---------
   Total revenue ..................................      51,902            1,936               8,984                  --
 Cost and expenses:
  Cost of service and operations ..................      33,370            2,228               7,441                  --
  Cost of products sold ...........................      11,637            1,844               5,939                  --
  Selling and marketing ...........................      25,762            4,203              10,811                  --
  General and administration ......................      11,849            9,971              12,408                 956
  Depreciation and amortization ...................       7,763              937               3,057                   2
                                                      ---------        ---------           ---------           ---------
   Total costs and expenses .......................      90,381           19,183              39,656                 958
   Loss from operations ...........................     (38,479)         (17,247)            (30,672)               (958)
   Net loss .......................................     (45,958)         (17,688)            (32,836)               (924)
PER SHARE DATA:
 Net loss per share of common stock, basic and
  diluted .........................................   $   (0.77)       $   (0.36)          $   (0.68)          $   (0.02)
 Pro forma net loss per share of common stock .....   $   (0.77)       $   (0.36) (1)      $   (0.68) (1)      $   (0.02) (1)
OTHER DATA:
 Number of subscribers at end of period ...........      91,443            9,850              31,876                  --




                                                 AS OF                 AS OF                 AS OF
                                          SEPTEMBER 30, 2000     DECEMBER 31, 1999     DECEMBER 31, 1998
                                         --------------------   -------------------   ------------------
                                                             (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents ...........       $  172,633             $   5,656              $13,529
 Property and equipment, net .........          189,522                84,714               2,093
 Total assets ........................          412,984               104,492              15,674
 Short-term debt (2) .................               24                   385                  44
 Long-term debt ......................          208,161 (5)            72,753 (4)             708 (3)
 Total liabilities ...................          247,687                93,052               1,598
 Total stockholders' equity ..........          165,298                11,440              14,076


----------

(1) The presentation of the pro forma net loss per share of common stock gives effect to adjustments for federal and state income taxes as if Alamosa had been taxed as a C Corporation for the periods presented.

(2) Reflects notes payable of $363,665 and capital lease obligations of $21,818 as of December 31, 1999, notes payable of $23,637 and capital lease obligations of $20,145 as of December 31, 1998, and capital lease obligations of $23,510 of September 30, 2000.


(3)   Reflects capital lease obligations of $708,074.

(4) Reflects indebtedness incurred under the EDC credit facility of $71,876,379, capital lease obligations of $827,024 and other long term notes payable of $50,035.


(5) Reflects indebtedness incurred under the senior discount notes of $202,827,743, EDC credit facility of $4,523,841, and capital lease obligations of $809,173.

                    ROBERTS WIRELESS COMMUNICATIONS, L.L.C.

                   SELECTED HISTORICAL FINANCIAL INFORMATION



     The selected financial data presented below under the captions "Statement of Operations Data," and "Balance Sheet Data" as of and for the year ended December 31, 1999 and for the period from May 6, 1998 (inception) to December 31, 1998 have been derived from the audited consolidated financial statements of Roberts and the notes thereto appearing elsewhere herein.


     The selected financial data presented below under the captions "Statement of Operations Data," and "Balance Sheet Data" as of and for the nine months ended September 30, 2000 and for the nine months ended September 30, 1999 are derived from the unaudited condensed consolidated financial statements of Roberts included elsewhere herein. The unaudited condensed consolidated financial statements of Roberts include all adjustments, consisting only of normal accruals, that management considers necessary for a fair presentation of financial position and results of operations. Operating results for the nine month period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000.

     It is important that you also read "Roberts' Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of Roberts for the periods ended December 31, 1998 and 1999 and September 30, 2000, and the related notes appearing elsewhere herein.





                                                                                                FOR THE PERIOD
                                                FOR THE NINE MONTHS                               MAY 6, 1998
                                                ENDED SEPTEMBER 30,            FOR THE            (INCEPTION)
                                             -------------------------       YEAR ENDED             THROUGH
                                                 2000          1999       DECEMBER 31, 1999    DECEMBER 31, 1998
                                             -----------   -----------   ------------------   ------------------
                                                                   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
 Revenues:
  Service revenue ........................    $  8,560      $  1,245          $  2,494              $   --
  Product sales ..........................         748           151               379                  --
                                              --------      --------          --------              ------
   Total revenue .........................       9,308         1,396             2,873                  --
 Costs and expenses:
  Cost of service and operations .........       6,281         1,153             1,749                  --
  Cost of product sold ...................       1,411           196               834                  --
  Selling and marketing ..................       2,955           881             2,025                  --
  General and administrative .............       1,533           229               703                 433
  Depreciation and amortization ..........       4,191         1,663             1,799                   2
                                              --------      --------          --------              ------
   Total costs and expenses ..............      16,371         4,122             7,110                 435
   Loss from operations ..................      (7,063)       (2,726)           (4,237)               (435)
   Net loss ..............................      (8,758)       (2,781)           (4,588)               (432)




                                                 AS OF                  AS OF
                                           SEPTEMBER 30, 2000     DECEMBER 31, 1999
                                         ---------------------   -------------------
                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents ...........   $          1,375              $ 3,145
 Property and equipment, net .........             57,527               13,331
 Total assets ........................             69,998               27,343
 Short-term debt .....................                 --                   --
 Long-term debt ......................             56,000               25,011
 Total liabilities ...................             77,597               27,383
 Total members' deficit ..............             (7,598)                 (40)

                        WASHINGTON OREGON WIRELESS, LLC

                   SELECTED HISTORICAL FINANCIAL INFORMATION


     The selected financial data presented below under the captions "Statement of Operations Data," and "Balance Sheet Data" as of and for the year ended December 31, 1999 and as of and for the period from July 8, 1998 (inception) to December 31, 1998 have been derived from the audited financial statements of WOW and the notes thereto appearing elsewhere herein.

     The selected financial data presented below under the captions "Statement of Operations Data," and "Balance Sheet Data" as of and for the nine months ended September 30, 2000 and for the nine months ended September 30, 1999 are derived from the unaudited financial statements of WOW included elsewhere herein. The unaudited financial statements of WOW include all adjustments, consisting only of normal accruals, that management considers necessary for a fair presentation of financial position and results of operations. Operating results for the nine month period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000.

     It is important that you also read "WOW's Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of WOW for the periods ended December 31, 1998 and 1999 and September 30, 2000 and the related notes appearing elsewhere herein.





                                                                                              FOR THE PERIOD
                                               FOR THE NINE MONTHS                             JULY 8, 1998
                                               ENDED SEPTEMBER 30,           FOR THE            (INCEPTION)
                                             -----------------------       YEAR ENDED             THROUGH
                                                 2000         1999      DECEMBER 31, 1999    DECEMBER 31, 1998
                                             -----------   ---------   ------------------   ------------------
                                                                  (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
 Revenue:
  Service revenue ........................    $    358      $   --           $   --               $  --
  Product sales ..........................         111          --               --                  --
                                              --------      ------           ------               -----
   Total revenue .........................         469          --               --                  --
 Cost and expenses
  Cost of service and operations .........       2,859         238               --                  --
  Cost of products sold ..................         218          --               --                  --
  Selling and marketing ..................       1,167          --               --                  --
  General and administrative .............       2,706         205              986                  60
  Depreciation ...........................         486          --                1                  --
                                              --------      ------           ------               -----
   Total costs and expenses ..............       7,436         443              987                  60
   Loss from operations ..................      (6,967)       (443)            (987)                (60)
   Net loss ..............................      (7,236)       (442)            (980)                (45)




                                                     AS OF                 AS OF                 AS OF
                                              SEPTEMBER 30, 2000     DECEMBER 31, 1999     DECEMBER 31, 1998
                                             --------------------   -------------------   ------------------
                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents ...............          $ 2,120               $   596               $   4
 Property and equipment, net .............           33,179                10,413                  --
 Total assets ............................           37,629                11,010                   4
 Short-term debt .........................               --                    --                  --
 Long-term debt ..........................           23,010                    --                  --
 Total liabilities .......................           31,192                 8,206                  17
 Total members' equity (deficit) .........            6,438                 2,804                 (13)

                            ALAMOSA HOLDINGS, INC.

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA


     The following unaudited pro forma financial data combines the historical consolidated balance sheets and statements of operations of Alamosa, Roberts and WOW. These unaudited pro forma financial statements give effect to the acquisitions of Roberts and WOW using the purchase method of accounting.


     We derived this information from the unaudited consolidated financial statements of Alamosa, Roberts and WOW as of and for the nine months ended September 30, 2000 and from the audited consolidated financial statements of Alamosa, Roberts and WOW for the year ended December 31, 1999. This information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein for the periods presented. For presentation of the pro forma financial aspects of these transactions, see "Pro Forma Condensed Combined Financial Statements (Unaudited)."


     The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2000 and the year ended December 31, 1999 assume the reorganization was effected on January 1, 1999. The unaudited pro forma condensed combined balance sheet as of September 30, 2000 gives effect to the reorganization as if it had occurred on September 30, 2000. The accounting policies of Alamosa, Roberts and WOW are comparable. Certain reclassifications have been made to Roberts' and WOW's historical presentation to conform to Alamosa's presentation. These reclassifications do not materially impact Alamosa's, Roberts', or WOW's operations or financial position for the periods presented.


     Alamosa is providing the unaudited pro forma condensed combined financial information for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

                            ALAMOSA HOLDINGS, INC.

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA






                                                   FOR THE NINE MONTHS ENDED     FOR THE YEAR ENDED
                                                       SEPTEMBER 30, 2000        DECEMBER 31, 1999
                                                  ---------------------------   -------------------
SELECTED OPERATING DATA:
Revenue:
 Service revenue ..............................         $  54,819,182              $   9,028,061
 Product sales ................................             6,860,051                  2,829,349
                                                        -------------              -------------
  Total revenue ...............................            61,679,233                 11,857,410
                                                        -------------              -------------
Costs and expenses ............................           140,077,800                 82,641,445
Interest and other income/(expense) ...........           (12,302,029)                (5,897,000)
Income tax benefit ............................            31,803,739                 25,486,945
                                                        -------------              -------------
Net income/(loss) .............................         $ (58,896,857)             $ (51,194,090)
                                                        =============              =============
OTHER FINANCIAL DATA:
Capital expenditures (1) ......................         $ 166,771,547              $ 110,821,566


                                               AS OF SEPTEMBER 30, 2000
                                             ---------------------------
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents .....................   $ 176,128,954
Short-term investments ........................              --
Property and equipment, net ...................     275,807,121
Total assets ..................................   1,130,105,081
Accounts payable and accrued expenses .........      53,459,140
Long-term debt ................................     311,738,569
Total liabilities .............................     542,203,236
Total shareholders' equity ....................     587,901,845



----------
(1) Capital expenditures represent additions to property and equipment.

                          COMPARATIVE PER SHARE DATA


     The following table reflects the historical net loss per share and book value per share of Alamosa common stock in comparison with the pro forma net loss per share and book value per share after giving effect to the proposed mergers with Roberts and WOW on a purchase accounting basis. The information presented in this table should be read in conjunction with the pro forma combined financial statements and the separate financial statements of the respective companies and the notes thereto appearing elsewhere herein. Alamosa has not paid any dividends to its stockholders during the periods presented.

     Given that Roberts and WOW are private limited liability companies, historical per share data is not available.






                                     NINE MONTHS ENDED               YEAR ENDED
                                     SEPTEMBER 30, 2000           DECEMBER 31, 1999
                                 --------------------------   -------------------------
                                  HISTORICAL     PRO FORMA     HISTORICAL     PRO FORMA
                                 ------------   -----------   ------------   ----------
Net loss per share ...........     $ (0.77)       $ (0.74)      $ (0.68)     $(0.75)
Book value per share .........        2.69           7.27          0.24        N/A

                                 RISK FACTORS

     You should carefully consider the risks described below as well as all of the other information in this proxy statement-prospectus--including the financial statements and related notes--before deciding how to vote on the reorganization proposals. All reference in this section to Superholdings and its subsidiaries are to Superholdings and its consolidated subsidiaries following completion of the reorganization. For a chart reflecting the organization of Superholdings following the reorganization, see "Structure After the Reorganization" on page 6.



RISKS RELATING TO THE REORGANIZATION


     SUPERHOLDINGS' STOCK PRICE MAY BE VOLATILE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

     There has not been a previous market for Superholdings common stock. Superholdings cannot predict the extent to which there will be a trading market for Superholdings common stock or how liquid the market might become. In addition, the market price of Superholdings common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as the following, some of which are beyond Superholdings' control:


     o    quarterly variations in Superholdings' operating results;

     o operating results that vary from the expectations of securities analysts and investors;

     o changes in expectations as to Superholdings' future financial performance, including financial estimates by securities analysts and investors;

     o    changes in Superholdings' relationship with Sprint PCS;

     o    changes in law and regulation;

     o announcements by third parties of significant claims or proceedings against Superholdings;

     o changes in market valuations of other PCS companies, including Sprint PCS and its network partners;

     o announcements of technological innovations or new services by Superholdings or its competitors;

     o announcements by Superholdings or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     o announcements by Sprint PCS concerning developments or changes in its business, financial condition or results of operations, or in its expectations as to future financial performance;

     o    additions or departures of key personnel; and

     o    stock market price and volume fluctuations.


     SUPERHOLDINGS MAY FAIL TO REALIZE THE ANTICIPATED BENEFITS OF THE REORGANIZATION.

     The success of the reorganization will depend, in part, on Superholdings' ability to realize the anticipated growth opportunities, economies of scale and other benefits from combining the business of Alamosa with the businesses of Roberts and WOW. To realize the anticipated benefits of this combination, Superholdings' management team must develop strategies and implement a business plan that will:


     o effectively manage the network build-out, networks and markets of Roberts, WOW and Alamosa;

     o effectively manage the marketing and sales of the services of Roberts, WOW and Alamosa;

     o successfully retain and attract key employees of the combined company, including management, during a period of transition and in light of the competitive employment market; and

     o maintain adequate focus on existing business and operations while working to integrate the three companies.

If Superholdings does not realize economies of scale and other anticipated benefits as a result of the reorganization, the value of Superholdings common stock may decline.



     SUPERHOLDINGS WILL BE CONTRACTUALLY OBLIGATED TO COMPLETE THE REORGANIZATION EVEN IF IT IS UNABLE TO OBTAIN FUNDING UNDER THE NEW SENIOR SECURED CREDIT FACILITY.


     In connection with the completion of the reorganization, Superholdings entered into a commitment letter with Citicorp North America, Salomon Smith Barney, TD Securities, First Union National Bank and EDC providing for a new senior credit facility of up to $305.0 million to be made to Alamosa Holdings, LLC, a wholly-owned subsidiary of Alamosa (Delaware). The proceeds of the new credit facility will be used:


     o to pay the cash portion of the merger consideration for the Roberts and WOW mergers;

     o to refinance existing indebtedness under Alamosa's $175.0 million credit facility with EDC and under Roberts' and WOW's existing credit facilities;

     o    to pay transaction costs; and

     o for general corporate purposes, including funding capital expenditures, subscriber acquisition and marketing costs, purchase of spectrum and working capital needs. See "The Reorganization--New Credit Facility."

     The commitment by each of Citicorp, Salomon Smith Barney, TD Securities, First Union National, EDC and other lenders which may commit to provide the new credit facility to close and fund the new credit facility is subject to a number of conditions, some of which are outside of the control of Alamosa and Superholdings. However, the reorganization agreements do not condition Superholdings' obligation to complete the reorganization on its obtaining the funds necessary to pay the cash portion of the merger consideration or to refinance existing indebtedness of Roberts and WOW, whether from the new credit facility or otherwise. Furthermore, in the Roberts reorganization agreement, Superholdings has agreed to refinance Roberts' indebtedness under its credit facility with DLJ Capital Funding, Inc. within 90 days after the closing of the Roberts merger.


     If the conditions to funding under the new credit facility are not satisfied, Superholdings may be unable to make an initial borrowing under the new credit facility at the time of closing of the reorganization, and might not have access to sufficient funds to complete the reorganization, the refinancing of the indebtedness of Roberts and WOW or the build-out of Roberts and WOW's networks. In such a situation, Superholdings would have to either seek a waiver from the lenders under the new credit facility or obtain funding from another source in order to complete the reorganization and avoid both a breach of the reorganization agreements and, if the reorganization were completed without an adequate funding source to refinance the indebtness of Roberts and WOW, a default under WOW's and Roberts' existing credit agreements. Such a waiver from the lenders, or a new credit facility or other alternate source of financing, likely will only be available to Superholdings on terms less attractive than those under the commitment letter, which could have adverse effects on Superholdings' financial condition and results of operations.


     SUPERHOLDINGS AND ALAMOSA COULD BE REQUIRED TO COMPLETE THE REORGANIZATION NOTWITHSTANDING SIGNIFICANT ADVERSE CHANGES IN THE BUSINESS AND OPERATIONS OF WOW AND ROBERTS.


     ROBERTS. Alamosa Operations is currently managing the operations of Roberts pursuant to a services agreement entered into in connection with the execution of the Roberts reorganization agreement. Pursuant to the Roberts reorganization agreement, Alamosa has assumed a substantial portion of the risk associated with the operation of the business of Roberts prior to completion of the Roberts merger. Generally, subject to other conditions to closing, Alamosa will be required to complete the Roberts merger, even if one or more of Roberts' representations, warranties or covenants in the Roberts reorganization agreement is breached and such breaches would constitute a "Roberts material adverse change," unless such "Roberts material adverse change":

     o    occurred on or prior to July 31, 2000;

     o was caused after July 31, 2000 by the actions of the members of Roberts Holdings, by the board of managers of Roberts or Roberts Holdings, or by any agent of Roberts or Roberts Holdings (if such agent is not under the supervision of Alamosa pursuant to the services agreement between Roberts and Alamosa Operations); or

     o was caused by the failure of any of the persons identified in the prior bullet point to take actions that (i) would be taken in the ordinary course of business of Roberts and Roberts Holdings and (ii) have not been delegated to Alamosa under the services agreement between Alamosa Operations and Roberts.


     The Roberts reorganization agreement defines a "Roberts material adverse change" as a change that would reasonably be expected to:

     o result in liabilities to Superholdings (on a consolidated basis) at or after completion of the Roberts merger of at least $40.0 million;

     o result in a reduction in cash flow or increased losses of Superholdings (on a consolidated basis) at or after completion of Roberts merger, discounted at 10%, having net present value of at least $40.0 million; or

     o materially impair or delay the ability of Alamosa, Superholdings, Alamosa Sub or Roberts to complete the Roberts merger and the Alamosa merger.

     WOW. Alamosa Operations is currently managing the operations of WOW pursuant to a services agreement entered into in connection with the execution of the WOW reorganization agreement. Pursuant to the WOW reorganization agreement, Alamosa has assumed a substantial portion of the risk associated with the operation of the business of WOW prior to completion of the WOW merger. Generally, subject to other conditions to closing, Alamosa will be required to complete the WOW merger, even if one or more of WOW's representations, warranties or covenants in the WOW reorganization agreement is breached and such breaches would constitute a "WOW material adverse change," unless:


     o the representations and warranties which were breached by WOW were untrue or incorrect as of September 1, 2000;

     o such breaches of representations and warranties resulted from (i) actions taken by the members of WOW Holdings who are parties to the WOW reorganization agreement, by the board of managers of WOW or WOW Holdings, or by any employee or agent of WOW or WOW Holdings or (ii) by the failure of any such person or entity to take any action that would be taken in the ordinary course of WOW's or WOW Holdings' business and that has not been delegated to Alamosa pursuant to the services agreement between Alamosa Operations and WOW; or

     o in the case of breaches of covenants, the WOW material adverse change is not proximately caused by actions of Alamosa, or any agent or employee of WOW under Alamosa's supervision, pursuant to the WOW services agreement, or by any breach of the WOW services agreement by Alamosa or any agent or employee of WOW under Alamosa's supervision.


     The WOW reorganization agreement defines a "WOW material adverse change" as any change that would reasonably be expected to:

     o result in liabilities to Superholdings (on a consolidated basis) at or after the completion of the WOW merger, of at least $20.0 million;

     o result in a reduction of cash flow or increased losses of Superholdings (on a consolidated basis) at or after the completion of the WOW merger, discounted at 10%, having a net present value of at least $20.0 million; or

     o materially impair or delay the ability of Alamosa, Superholdings, Alamosa Sub or WOW to complete the WOW merger and the Alamosa merger.

     DIRECTORS AND EXECUTIVE OFFICERS OF SUPERHOLDINGS AND STOCKHOLDERS AFFILIATED WITH THEM MAY BE ABLE TO CONTROL THE OUTCOME OF SIGNIFICANT MATTERS PRESENTED TO SUPERHOLDINGS STOCKHOLDERS FOLLOWING THE REORGANIZATION.

     Upon completion of the reorganization, the persons who will become executive officers and directors of Superholdings, and stockholders of Superholdings who are affiliated with them, taken together, will own approximately 65% of the shares of Superholdings common stock outstanding on a pro forma basis giving effect to the reorganization. Consequently, those persons, to the extent their interests are aligned, may be able to control the outcome of matters submitted for stockholder action, including the election of Superholdings' board of directors and the approval of significant corporate transactions.

     FUTURE SALES OF SHARES OF SUPERHOLDINGS COMMON STOCK FOLLOWING THE EXPIRATION OF "LOCK-UP" ARRANGEMENTS MAY NEGATIVELY AFFECT SUPERHOLDINGS' STOCK PRICE.

     In connection with the reorganization, current members of Roberts Holdings and WOW Holdings will receive approximately 19,549,993 shares of Superholdings common stock, representing approximately 24.2% of the shares of Superholdings common stock outstanding immediately following the reorganization.


     As a condition to the obligation of Alamosa to complete the Roberts and WOW mergers, each of the members of Roberts Holdings and WOW Holdings must agree to a "lock-up" arrangement under which such holder will be prohibited from selling or disposing of any shares of Superholdings common stock received in the reorganization until September 30, 2001, without the prior written consent of Superholdings. Superholdings has agreed to file a registration statement on Form S-1 no later than July 31, 2001 and to keep such registration statement effective for a period of one year after the later of: (i) the first day the registration statement becomes effective and (ii) October 1, 2001. Such registration statement will allow the members of WOW Holdings and Roberts Holdings to freely resell the shares of Superholdings that they receive pursuant to the reorganization. Accordingly, following expiration of the "lock-up" arrangements on September 30, 2001, all members of Roberts Holdings and WOW Holdings will be in a position to sell their shares of Superholdings common stock without restriction if the registration statement has been declared effective by the SEC.

     Sales of substantial amounts of shares of Superholdings common stock after September 30, 2001, or even the potential for such sales, could lower the market price of the Superholdings common stock and impair the ability of Superholdings to raise capital through the sale of equity securities.

     SUPERHOLDINGS' AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BY-LAWS WILL INCLUDE PROVISIONS THAT MAY DISCOURAGE A CHANGE OF CONTROL TRANSACTION OR MAKE REMOVAL OF MEMBERS OF SUPERHOLDINGS' BOARD OF DIRECTORS MORE DIFFICULT.

     Some provisions of Superholdings' amended and restated certificate of incorporation and amended and restated by-laws could have the effect of delaying, discouraging or preventing a change in control of Superholdings or making removal of members of Superholdings' board of directors more difficult.

     These provisions include the following:

    o  a classified board, with each board member serving a three-year term;

    o  no authorization for stockholders to call a special meeting;

    o  no ability of stockholders to remove directors;

    o  prohibition of action by written consent of stockholders; and

    o advance notice for nomination of directors and for stockholder proposals.

     These provisions, among others, may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Superholdings, even though a change in ownership might be economically beneficial to Superholdings and its stockholders.

RISKS RELATING TO SUPERHOLDINGS' BUSINESS, STRATEGY AND OPERATIONS


     EACH OF ALAMOSA, ROBERTS AND WOW HAS VERY LIMITED OPERATING HISTORIES AND SUPERHOLDINGS MAY NOT ACHIEVE OR SUSTAIN OPERATING PROFITABILITY OR POSITIVE CASH FLOWS, WHICH WOULD LIKELY RESULT IN A DROP IN SUPERHOLDINGS' STOCK PRICE.


     Each of Alamosa, Roberts and WOW has a limited operating history. Each of Alamosa, Roberts and WOW expects to continue to incur significant operating losses and to generate significant negative cash flow from operating activities at least through the year ending December 31, 2001. Superholdings' operating profitability will depend upon many factors, including, among others, Superholdings' ability to market Sprint PCS services, achieve projected market penetration and manage customer turnover rates. If Superholdings does not achieve and maintain operating profitability and positive cash flow from operating activities on a timely basis, Superholdings' stock price could fall and you could lose all or part of your investment. Superholdings will have to dedicate a substantial portion of any cash flow from operations to make interest and principal payments on its consolidated debt, which will reduce funds available for other purposes. If Superholdings does not achieve and maintain positive cash flow from operations on a timely basis, Superholdings may be unable to develop its network or conduct its business in an effective or competitive manner.


     SUPERHOLDINGS' FAILURE TO OBTAIN ADDITIONAL CAPITAL, IF NEEDED TO COMPLETE THE BUILD-OUT OF ITS SUBSIDIARIES' PORTIONS OF THE SPRINT PCS NETWORK, COULD CAUSE DELAY OR ABANDONMENT OF SUPERHOLDINGS' DEVELOPMENT PLANS.

     The build-out of Alamosa's, Roberts' and WOW's portions of the Sprint PCS network will require substantial capital. Superholdings estimates that it will incur approximately $125-130 million in total capital expenditures through December 31, 2001 for the build-out of Alamosa's, Roberts' and WOW's portions of the Sprint PCS network. Superholdings plans to fund these requirements using existing cash and funds available from the new credit facility. Additional funds could be required for a variety of reasons, including unforeseen delays, unanticipated expenses, higher than expected operating losses, engineering design changes and other technology risks or other corporate purposes. In addition, if the build-out is completed more rapidly than currently anticipated, or if Superholdings contracts to develop additional markets, Superholdings will need to raise additional equity or debt capital. These additional funds may not be available. Even if these funds are available, Superholdings may not be able to obtain them on a timely basis, on terms acceptable to Superholdings or within limitations permitted under the covenants contained in the Alamosa senior discount notes indenture and the covenants to be contained in the new credit facility. Failure to obtain additional funds, should the need for funds develop, could result in the delay or abandonment of Superholdings' development and expansion plans and Superholdings may be unable to fund its ongoing operations.

     EACH OF ALAMOSA, ROBERTS AND WOW MAY ENCOUNTER DIFFICULTIES IN COMPLETING THE BUILD-OUT OF ITS PORTION OF THE SPRINT PCS NETWORK, WHICH COULD INCREASE COSTS AND DELAY COMPLETION OF ITS BUILD-OUT.

     As part of its build-out, each of Alamosa, Roberts and WOW must successfully lease or otherwise retain rights to a sufficient number of radio communications and network control sites, complete the purchase and installation of equipment, build out the physical infrastructure and test the network. Some of the radio communications sites are likely to require Alamosa, Roberts or WOW to obtain zoning variances or other local governmental or third party approvals or permits. Additionally, each of Alamosa, Roberts and WOW must obtain rights to a sufficient number of tower sites, which will require it to obtain local regulatory approvals. The local governmental authorities in various locations in Alamosa's, Roberts' and WOW's markets have, at times, placed moratoriums on the construction of additional towers and radio communications sites. Each of Alamosa, Roberts and WOW may also have to make changes to its radio base station network design as a result of difficulties in the site acquisition process. Additionally, the FCC requires that each of Alamosa's, Roberts' and WOW's portion of the PCS network must not interfere with the operations of microwave radio systems, and Sprint PCS may be required to relocate incumbent microwave operations to enable Alamosa, Roberts or WOW, as the case may be, to complete its build-out. Any of the foregoing developments could increase the costs and delay the completion of Alamosa's,

Roberts' or WOW's network build-out. Any failure by Alamosa, Roberts or WOW to construct its portion of the Sprint PCS network on a timely basis may limit such party's network capacity and may reduce such party's number of new Sprint PCS subscribers. Any significant delays could have a material adverse effect on Superholdings' business.


     BECAUSE SUPERHOLDINGS' SUBSIDIARIES WILL DEPEND HEAVILY ON OUTSOURCING, THE INABILITY OF THIRD PARTIES TO FULFILL THEIR CONTRACTUAL OBLIGATIONS TO SUPERHOLDINGS' SUBSIDIARIES MAY DISRUPT THEIR SERVICES OR THE BUILD-OUT OF THEIR PORTIONS OF THE SPRINT PCS NETWORK.

     Because Alamosa, Roberts and WOW outsource portions of their businesses, Superholdings will depend heavily on third-party vendors, suppliers, consultants, contractors and local exchange carriers. These parties:


    o  design and engineer the systems of Alamosa, Roberts and WOW;

    o  construct base stations, switch facilities and towers;

    o  install T-1 lines; and

    o deploy the wireless personal communications services network systems of Alamosa, Roberts and WOW.


     ALAMOSA. Alamosa is especially dependent on Nortel for network equipment. Pursuant to the equipment agreement with Nortel, Alamosa is required to purchase a total of $167.0 million of equipment and services from Nortel. As of September 30, 2000, Alamosa had remaining commitments of $39.2 million under the Nortel equipment agreement. In addition, Alamosa leases some tower sites for its wireless systems through a master lease agreement with OmniAmerica Development Corp. and a master design build agreement with SBA Towers, Inc. Each of OmniAmerica and SBA in turn have separate leasing arrangements with each of the owners of the sites. If OmniAmerica or SBA were to become insolvent or OmniAmerica or SBA were to breach its leasing arrangements, Alamosa may experience extended service interruption in the areas serviced by those sites. Alamosa relies on CHR Solutions, Inc. for engineering, marketing, operating and other consulting services. The failure by any of Alamosa's vendors, suppliers, consultants, contractors or local exchange carriers to fulfill their contractual obligations to Alamosa could materially delay build out or adversely affect the operations of its portion of the Sprint PCS network.

     ROBERTS. Roberts does not own any of the towers used to provide service in its operating areas. Roberts leases its tower sites for its wireless system through a master lease agreement with Roberts Tower Company, a corporation owned and operated by Michael and Steven Roberts. If Roberts Tower Company were to become insolvent or breach its agreement with Roberts, Roberts might lose access to its base stations and experience extended service interruption in the areas serviced by those sites.

     WOW. WOW does not own any of the towers used to provide service in its operating areas. WOW leases a substantial number of tower sites for its wireless systems through a master lease site agreement with WesTower Communications, Inc., now known as SpectraSite Communications Inc. WOW's remaining tower leases are with American Tower Corporation, as well as a variety of individual collocations. If SpectraSite Communications Inc. or American Tower Corporation were to become insolvent or breach its arrangements with WOW, WOW might lose access to its base stations and experience extended service interruption in the areas serviced by those sites.


     Many of the development functions performed on behalf of WOW are provided through a master network development agreement with SpectraSite. Construction services for these sites are provided directly by subsidiaries of SpectraSite, with the assistance from additional subcontractors. Site acquisition, RF engineering, and fixed network design are provided via subcontracts with Mericom Corporation, JMS Worldwide, Inc. (d/b/a MLJ), and Gillespie, Prudhon & Associates, respectively. The failure by any of WOW's vendors, suppliers, consultants, contractors or local exchange carriers to fulfill their contractual obligations to WOW could materially delay construction and adversely affect the operations of WOW's segment of the Sprint PCS network.

     THE ALAMOSA, ROBERTS AND WOW ROAMING ARRANGEMENTS MAY NOT BE COMPETITIVE WITH OTHER WIRELESS SERVICE PROVIDERS, WHICH MAY RESTRICT SUPERHOLDINGS' ABILITY TO ATTRACT AND RETAIN CUSTOMERS AND THUS MAY ADVERSELY AFFECT SUPERHOLDINGS' OPERATIONS.


     Alamosa, WOW and Roberts rely on roaming arrangements with other wireless service providers for coverage in some areas. Some risks related to these arrangements are as follows:

     o the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by Sprint PCS;

     o the price of a roaming call may not be competitive with prices charged by other wireless companies for roaming calls;

     o customers may have to use a more expensive dual-band/dual mode handset with diminished standby and talk time capacities;

     o customers must end a call in progress and initiate a new call when leaving the Sprint PCS network and entering another wireless network; and

     o Sprint PCS customers may not be able to use Sprint PCS advanced features, such as voicemail notification, while roaming.


     If Sprint PCS customers are not able to roam instantaneously or efficiently onto other wireless networks, Superholdings' subsidiaries may lose current Sprint PCS subscribers and Sprint PCS services will be less attractive to potential new customers.


     SUPERHOLDINGS IS LIKELY TO RECEIVE VERY LITTLE NON-SPRINT PCS ROAMING REVENUE SINCE THE SPRINT PCS NETWORK IS NOT COMPATIBLE WITH MANY OTHER NETWORKS.



     A portion of Superholdings' revenue may be derived from payments by other wireless service providers for use by their subscribers of the Sprint PCS network in the territories of Alamosa, WOW and Roberts. However, the technology used in the Sprint PCS network is not compatible with the technology used by many other systems, which diminishes the ability of other wireless service providers' subscribers to use Sprint PCS services. Sprint PCS has entered into few agreements that enable customers of other wireless service providers to roam onto the Sprint PCS network. As a result, the actual non-Sprint PCS roaming revenue that Superholdings receives in the future is likely to be low relative to that of other wireless service providers.



     IF SUPERHOLDINGS' SUBSIDIARIES RECEIVE LESS REVENUES OR INCUR MORE FEES THAN SUPERHOLDINGS ANTICIPATES FOR SPRINT PCS ROAMING, ITS RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED.



     Alamosa, Roberts and WOW are each paid a fee from Sprint PCS or a Sprint PCS affiliate for every minute that a Sprint PCS subscriber based outside of its territory uses the Sprint PCS network in its territory. Similarly, Alamosa, Roberts and WOW pay a fee to Sprint PCS for every minute that a Sprint PCS subscriber based in its territory uses the Sprint PCS network outside its territory. Sprint PCS customers from Alamosa, Roberts and WOW territories may spend more time in other Sprint PCS coverage areas than Superholdings anticipates, and Sprint PCS customers from outside the Alamosa, Roberts and WOW territories may spend less time in the Alamosa, Roberts and WOW territories or may use the Alamosa, Roberts and WOW services less than Superholdings anticipates. As a result, Superholdings may receive less Sprint PCS roaming revenue than Superholdings anticipates or Superholdings may have to pay more Sprint PCS roaming fees than it collects. In addition, Sprint PCS could change the current fee for each Sprint PCS roaming minute used. If Superholdings were to receive less Sprint PCS roaming net revenue than anticipated, its results of operations may be negatively affected.



     SUPERHOLDINGS MAY NOT BE ABLE TO MANAGE ITS RAPID GROWTH SUCCESSFULLY.

     Following the reorganization, Superholdings expects to experience rapid growth and development in a relatively short period of time as its subsidiaries complete the build-out of their portions of the Sprint PCS network. The management of this anticipated growth will require, among other things:

    o continued development of Superholdings' operational and administrative systems;

    o  stringent control of costs and timing of network build-out;

    o  increased marketing activities;

    o the ability to attract and retain qualified management, technical and sales personnel; and

    o  the training of new personnel.


     Superholdings' failure to successfully manage its expected rapid growth and development could impair its ability to complete the build-out of Alamosa's, Roberts' and WOW's portions of the Sprint PCS network, manage the expanding systems in those territories and achieve profitability.

     SUPERHOLDINGS' PROJECTED BUILD-OUT PLAN FOR ALAMOSA, ROBERTS AND WOW DOES NOT COVER ALL AREAS OF THEIR TERRITORIES, WHICH COULD MAKE IT DIFFICULT TO MAINTAIN A PROFITABLE CUSTOMER BASE.


     Superholdings' projected build-out plan for Alamosa, Roberts and WOW does not cover all areas of their territories. Upon completion of the current build-out plans of Alamosa, Roberts and WOW, Superholdings expects to cover 70% of the resident population in the territories serviced by Alamosa, Roberts and WOW. As a result, the build-out plans of Alamosa, Roberts and WOW may not adequately serve the needs of the potential customers in their respective territories or attract enough subscribers to operate their businesses successfully. To correct this potential problem, Superholdings may have to cover a greater percentage of its subsidiaries' territories than Superholdings currently anticipates, which it may not have the financial resources to complete or may be unable to do profitably.


     SUPERHOLDINGS MAY HAVE DIFFICULTY OBTAINING EQUIPMENT THAT IS IN SHORT SUPPLY, WHICH COULD CAUSE DELAYS IN THE BUILD-OUT OF ITS SUBSIDIARIES' NETWORKS.

     Alamosa, Roberts and WOW depend on their relationships with manufacturers of equipment used by them to construct their portions of the Sprint PCS network. The demand for this equipment is considerable, and some manufacturers could have substantial order backlogs. If Superholdings is unable to rely on these manufacturers, Superholdings could have difficulty obtaining necessary equipment in a timely manner and its costs for obtaining necessary equipment could increase. As a result, Superholdings could suffer increased costs, delays in the build-out of the Alamosa, Roberts and WOW portions of the Sprint PCS network, disruptions in customer service and a reduction in subscribers.

     PARTS OF ALAMOSA'S TERRITORY HAVE LIMITED LICENSED SPECTRUM, AND THIS MAY AFFECT THE QUALITY OF SUPERHOLDINGS' SERVICE OR RESTRICT ITS ABILITY TO PURCHASE SPECTRUM LICENSES FROM SPRINT PCS IN THOSE AREAS.


     While Sprint PCS has licenses to use 30 MHZ of spectrum throughout most of Alamosa's territory, it has licenses covering only 10 MHZ in New Mexico and Durango and 20 MHZ in El Paso. In the future, as the number of Alamosa's subscribers in those areas increases, this limited licensed spectrum may not be able to accommodate increases in call volume and may lead to more dropped calls than in other parts of Alamosa's territory. In addition, if Sprint PCS were to terminate its affiliation agreements with Alamosa, Sprint PCS would have no obligation to sell spectrum licenses to Superholdings or Alamosa in areas where Sprint PCS owns less than 20 MHZ of spectrum. Accordingly, if Sprint PCS were to terminate the affiliation agreements with Alamosa, it is likely that Superholdings would be unable to operate its business in New Mexico and Durango.


     THE TECHNOLOGY THAT ALAMOSA, WOW AND ROBERTS USE MAY BECOME OBSOLETE, WHICH WOULD LIMIT SUPERHOLDINGS' ABILITY TO COMPETE EFFECTIVELY WITHIN THE WIRELESS INDUSTRY.


     The wireless telecommunications industry is experiencing significant technological change. Alamosa, WOW and Roberts employ code division multiple access ("CDMA") digital technology, the digital wireless communications technology selected by Sprint PCS for its nationwide network. CDMA technology may not ultimately provide all of the advantages expected by Superholdings or Sprint PCS. If another technology becomes the preferred industry standard, Superholdings would be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology, which in turn could require Superholdings to make changes to its network at substantial costs. Superholdings may be unable to respond to these pressures and implement new technology on a timely basis or at an acceptable cost.

     UNAUTHORIZED USE OF, OR INTERFERENCE WITH, THE SPRINT PCS NETWORK COULD DISRUPT SUPERHOLDINGS' SERVICE AND INCREASE SUPERHOLDINGS' COSTS.


     Superholdings may incur costs associated with the unauthorized use of the Sprint PCS network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraudulent use of the Sprint PCS network may impact interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming. In addition, some of Superholdings' border markets are susceptible to uncertainties related to areas not governed by the FCC. For example, unauthorized microwave radio signals near the border in Mexico could disrupt Superholdings' service in the United States.


     POTENTIAL ACQUISITIONS MAY REQUIRE SUPERHOLDINGS TO INCUR SUBSTANTIAL ADDITIONAL DEBT AND INTEGRATE NEW TECHNOLOGIES, OPERATIONS AND SERVICES, WHICH MAY BE COSTLY AND TIME CONSUMING.


     Superholdings intends to continually evaluate opportunities for the acquisition of businesses that are intended to complement or extend its existing operations. If Superholdings acquires new businesses, it may encounter difficulties that may be costly and time-consuming, may slow its growth or may lower the market value of Superholdings common stock. Examples of such difficulties are that Superholdings may have to:

    o assume and/or incur substantial additional debt to finance the acquisitions and fund the ongoing operations of the acquired companies;

    o  integrate new technologies with its existing technology;

    o  integrate new operations with its existing operations;


    o  integrate new services with its existing offering of services; or


    o  divert the attention of its management from other business concerns.


RISKS RELATED TO THE RELATIONSHIPS WITH SPRINT PCS


     IF ANY OF ALAMOSA, ROBERTS OR WOW FAILS TO COMPLETE THE BUILD-OUT OF ITS PORTION OF THE SPRINT PCS NETWORK IN ACCORDANCE WITH THE TERMS OF ITS MANAGEMENT AGREEMENT WITH SPRINT PCS AFTER THE COMPLETION OF THE REORGANIZATION, AND AN ACCELERATION IS DECLARED UNDER THE NEW CREDIT FACILITY, SPRINT PCS MAY HAVE THE RIGHT TO PURCHASE THE OPERATING ASSETS OF ALAMOSA, ROBERTS AND WOW AT A DISCOUNT TO MARKET VALUE WITHOUT FURTHER APPROVAL BY SUPERHOLDINGS' STOCKHOLDERS.

     The affiliation agreements between Sprint PCS and each of Alamosa, Roberts and WOW require that each of Alamosa, Roberts and WOW provide network coverage to a minimum network coverage area within specified time frames. Each of Alamosa, Roberts and WOW may amend its agreement with Sprint PCS in the future to expand this network coverage. A failure by Alamosa, Roberts or WOW to meet the build-out requirements for any one of its markets could constitute an event of termination under its management agreement with Sprint PCS and, after the completion of the reorganization, an event of default under the new credit facility. Each of the Alamosa, Roberts and WOW affiliation agreements provides that upon the occurrence of an event of termination, Sprint PCS has the right to purchase the operating assets of Alamosa, Roberts or WOW, as the case may be, without further stockholder approval and for a price equal to 72% of the "entire business value" of Alamosa, Roberts or WOW. The "entire business value" includes the spectrum licenses, business operations and other assets of Alamosa, Roberts or WOW, as the case may be.

     Sprint's right to purchase Alamosa's, Roberts' or WOW's assets following an event of termination under such company's affiliation agreement is currently subject to the provisions of a consent and agreement entered into by Sprint PCS for the benefit of the lenders under the credit facility for such company. Pursuant to the terms of this consent and agreement, Sprint may not purchase the operating assets of Alamosa, Roberts or WOW, as the case may be, until all of such company's obligations under its credit facility have been paid in full in cash and all commitments to advance credit under its credit facility have been terminated or have expired. However, Sprint may purchase Alamosa's, Roberts' or WOW's assets if it first pays all obligations due under such company's credit facility and the credit facility is terminated in connection with such payment. Furthermore, Sprint also has the right to purchase Alamosa's, Roberts' or WOW's assets upon receipt of a notice of acceleration under such company's credit facility following an event of default thereunder. Such right to purchase is subject to time limitations, and the purchase price must be the greater of an amount equal to 72% of Alamosa's, Roberts' or WOW's "entire business value" or the amount owed under such company's credit facility.

     It is a condition to the obligation of the lenders under the new credit facility to close and fund the facility that Sprint PCS enters into a new consent and agreement for the benefit of the lenders under the new credit facility having terms and provisions which are similar to those contained in the existing consents and agreements discussed above and such other terms and provisions satisfactory to Citicorp USA, as administrative agent for the lenders. See "Affiliation Agreements with Sprint PCS--Consents and Agreements for the Benefit of the Lenders to the Sprint Network Partners."

     IF SPRINT PCS DOES NOT COMPLETE THE CONSTRUCTION OF ITS NATIONWIDE PCS NETWORK, ALAMOSA, ROBERTS AND WOW MAY NOT BE ABLE TO ATTRACT AND RETAIN CUSTOMERS.

     Sprint PCS currently intends to cover a significant portion of the population of the United States, Puerto Rico and the U.S. Virgin Islands by creating a nationwide PCS network through its own construction efforts and those of its network partners. Sprint PCS is still constructing its nationwide network and does not offer PCS services, either on its own network or through its roaming agreements, in every city in the United States. Sprint PCS has entered into, and anticipates entering into, management agreements similar to Alamosa's, Roberts' and WOW's with companies in other markets under its nationwide PCS build-out strategy. Alamosa's, Roberts' and WOW's results of operations are dependent on Sprint PCS' national network and, to a lesser extent, on the networks of Sprint PCS' other network partners. Sprint PCS' network may not provide nationwide coverage to the same extent as its competitors, which could adversely affect Alamosa's, Roberts' and WOW's ability to attract and retain customers.

     SPRINT PCS' VENDOR DISCOUNTS MAY BE DISCONTINUED, WHICH COULD INCREASE SUPERHOLDINGS' EQUIPMENT COSTS AND REQUIRE MORE CAPITAL THAN SUPERHOLDINGS PROJECTS TO BUILD-OUT ALAMOSA'S, ROBERTS' AND WOW'S NETWORKS.


     Superholdings intends to continue to purchase infrastructure equipment under Sprint PCS' vendor agreements that include significant volume discounts. If Sprint PCS were unable to continue to obtain vendor discounts for its affiliates, the loss of vendor discounts could increase Superholdings' equipment costs for its new markets.


     SPRINT PCS MAY MAKE DECISIONS THAT COULD INCREASE SUPERHOLDINGS' EXPENSES, REDUCE SUPERHOLDINGS' REVENUES OR MAKE THE ALAMOSA, ROBERTS OR WOW AFFILIATE RELATIONSHIPS WITH SPRINT PCS LESS COMPETITIVE.


     Sprint PCS, under its affiliation agreements with each of Alamosa, Roberts and WOW, has a substantial amount of control over factors which will significantly affect the conduct of Superholdings' business after the reorganization. Accordingly, Sprint PCS may make decisions that adversely affect Superholdings' business, such as the following:

    o Sprint PCS prices its national plans based on its own objectives and could set price levels that may not be economically sufficient for Superholdings' business.

    o Sprint PCS could change the per minute rate for Sprint PCS roaming fees and increase the costs for Sprint PCS to perform back office services.

    o Sprint PCS may alter its network and technical requirements or request that Alamosa, Roberts or WOW build out additional areas within their territory, which could result in increased equipment and build-out costs or in Sprint PCS building out that area itself or assigning it to another affiliate.


     THE TERMINATION OF ANY OF THE AFFILIATION AGREEMENTS BETWEEN SPRINT PCS AND EACH OF ALAMOSA, ROBERTS AND WOW WOULD SEVERELY RESTRICT
     SUPERHOLDINGS' ABILITY TO CONDUCT ITS BUSINESS.


     Superholdings' relationship with Sprint PCS will be governed by the affiliation agreements between Sprint PCS and each of Alamosa, Roberts and WOW. Since Alamosa, Roberts and WOW do not own any licenses to operate a wireless network, Superholdings' business will depend on the continued effectiveness of these affiliation agreements. However, Sprint PCS may be able to terminate its affiliation agreement with Alamosa, Roberts or WOW if such party materially breaches the agreement. Among other things, a failure by Alamosa, Roberts or WOW to meet the build-out requirements for any one of the individual markets in its territory or to meet Sprint PCS's technical or customer service requirements contained in its affiliation agreement would constitute a material breach of that agreement, which could lead to its termination. If Sprint PCS terminates any of these affiliation agreements, Alamosa, Roberts or WOW may not be a part of the Sprint PCS network and Superholdings would have extreme difficulty conducting that part of its business. Sprint's right to terminate any of its affiliation agreements with Alamosa, Roberts or WOW will be subject to the provisions of the consent and agreement to be entered into by Sprint with Citicorp USA, as administrative agent for the lenders, in connection with the new credit facility.

     IF SPRINT PCS DOES NOT RENEW THE ALAMOSA, ROBERTS OR WOW AFFILIATION AGREEMENTS, SUPERHOLDINGS' ABILITY TO CONDUCT ITS BUSINESS WOULD BE SEVERELY RESTRICTED.

     The affiliation agreements between Sprint PCS and each of Alamosa, Roberts and WOW are not perpetual, and will eventually expire. Sprint PCS can choose not to renew any of these agreements at the expiration of its 20-year initial term or any ten-year renewal term. If Sprint PCS decides not to renew the Alamosa, Roberts or WOW affiliation agreements, Alamosa, Roberts or WOW may no longer be a part of the Sprint PCS network and Superholdings would have extreme difficulty conducting some or all of its business.

     CERTAIN PROVISIONS OF THE ALAMOSA, ROBERTS AND WOW AFFILIATION AGREEMENTS WITH SPRINT PCS MAY DIMINISH THE VALUE OF SUPERHOLDINGS AND RESTRICT THE SALE OF SUPERHOLDINGS' BUSINESS.


     Under specific circumstances and without further stockholder approval, Sprint PCS may purchase the operating assets or capital stock of Alamosa, Roberts or WOW at a discount. In addition, Sprint PCS must approve any change of control of the ownership of Alamosa, Roberts or WOW and must consent to any assignment of their affiliation agreements. Sprint PCS also has a right of first refusal if Alamosa, Roberts or WOW decides to sell its operating assets to a third party. Each of Alamosa, Roberts and WOW is also subject to a number of restrictions on the transfer of its business, including a prohibition on the sale of Alamosa, Roberts or WOW or their operating assets to competitors of Sprint or Sprint PCS. These restrictions and other restrictions contained in these affiliation agreements with Sprint PCS could adversely affect the value of Superholdings' common stock, may limit Superholdings' ability to sell its business, may reduce the value a buyer would be willing to pay for Superholdings' business and may reduce the "entire business value" of Alamosa, Roberts or WOW.


     PROBLEMS EXPERIENCED BY SPRINT PCS WITH ITS INTERNAL SUPPORT SYSTEMS COULD LEAD TO CUSTOMER DISSATISFACTION OR INCREASE SUPERHOLDINGS' COSTS.


     Alamosa, Roberts and WOW rely on Sprint PCS's internal support systems, including customer care, billing and back-office support. As Sprint PCS has expanded, its internal support systems have been subject to increased demand and, in some cases, suffered a degradation in service. Superholdings cannot assure you that Sprint PCS will be able to successfully add system capacity or that its internal support systems will be adequate. It is likely that problems with Sprint PCS's internal support systems could cause:

    o  delays or problems in Superholdings' operations or services;

    o delays or difficulty in gaining access to customer and financial information;

    o  a loss of Sprint PCS customers; and


    o an increase in the costs of customer care, billing and back office services.

     SUPERHOLDINGS' COSTS FOR INTERNAL SUPPORT SYSTEMS MAY INCREASE IF SPRINT PCS TERMINATES ALL OR PART OF THE ALAMOSA, ROBERTS OR WOW SERVICES AGREEMENTS.


     Superholdings estimates that the costs for the services provided by Sprint PCS under the Alamosa, Roberts and WOW services agreements in the year 2000 will be approximately $6.7 million. Superholdings expects this number to significantly increase as the number of Sprint PCS subscribers based in the territories of Alamosa, WOW and Roberts increases. Each of the Alamosa, Roberts and WOW services agreements with Sprint PCS provide that, upon nine months' prior written notice, Sprint PCS may terminate any service provided under that agreement. Superholdings does not expect to have a contingency plan if Sprint PCS terminates any such service. If Sprint PCS terminates a service for which Superholdings has not developed a cost-effective alternative or increases the amount it charges for these services, Superholdings' operating costs may increase beyond its expectations and its operations may be interrupted or restricted.

     SUPERHOLDINGS MAY HAVE DIFFICULTY IN OBTAINING HANDSETS FROM SPRINT PCS, WHICH ARE IN SHORT SUPPLY.

     Alamosa, WOW and Roberts depend on their relationships with Sprint PCS to obtain handsets. The demand for specific types of handsets is considerable and the manufacturers of those handsets may have to distribute their limited supply of products among their numerous customers. If Sprint PCS modifies its handset logistics and delivery plan or if Superholdings is not able to continue to rely on Sprint PCS's relationships with suppliers and vendors, Superholdings could have difficulty obtaining specific types of handsets in a timely manner. As a result, Superholdings could suffer disruptions in customer service and a reduction in subscribers.

     IF SPRINT PCS DOES NOT MAINTAIN CONTROL OVER ITS LICENSED SPECTRUM, THE AFFILIATION AGREEMENTS WITH SPRINT PCS MAY BE TERMINATED.


     Sprint PCS, not Alamosa, WOW or Roberts, owns the licenses necessary to provide wireless services in Alamosa's, WOW's and Roberts' territories. The FCC requires that licensees like Sprint PCS maintain control of their licensed systems and not delegate control to third party operators or managers. The Alamosa, Roberts and WOW affiliation agreements with Sprint PCS reflect an arrangement that the parties believe meets the FCC requirements for licensee control of licensed spectrum. However, if the FCC were to determine that any of the Alamosa, Roberts or WOW affiliation agreements with Sprint PCS needs to be modified to increase the level of licensee control, Alamosa, WOW and Roberts have agreed with Sprint PCS to use their best efforts to modify the agreements to comply with applicable law. If Alamosa, WOW or Roberts cannot agree with Sprint PCS to modify the agreements, they may be terminated. If the agreements are terminated, Superholdings would no longer be a part of the Sprint PCS network and Superholdings would not be able to conduct its business.


     THE FCC MAY FAIL TO RENEW THE SPRINT PCS LICENSES UNDER CERTAIN CIRCUMSTANCES, WHICH WOULD PREVENT SUPERHOLDINGS FROM PROVIDING WIRELESS SERVICES.


     Superholdings, Alamosa, WOW and Roberts do not own any licenses to operate a wireless network. Superholdings is dependent on Sprint PCS's licenses, which are subject to renewal and revocation by the FCC. Sprint PCS's licenses in Superholdings' territories will expire in 2005 or 2007 but may be renewed for additional ten-year terms. The FCC has adopted specific standards that apply to wireless personal communications services license renewals. Any failure by Sprint PCS or Superholdings to comply with these standards could cause nonrenewal of the Sprint PCS licenses for the Superholdings territory. Additionally, if Sprint PCS does not demonstrate to the FCC that Sprint PCS has met the five-year and ten-year construction requirements for each of its wireless personal communications services licenses, it can lose those licenses. If Sprint PCS loses its licenses in Superholdings' territory for any of these reasons, Superholdings and its subsidiaries would not be able to provide wireless services without obtaining rights to other licenses.

RISKS PARTICULAR TO INDEBTEDNESS OF SUPERHOLDINGS


     SUPERHOLDINGS EXPECTS TO INCUR SUBSTANTIAL DEBT AS A RESULT OF THE REORGANIZATION, WHICH WILL REQUIRE SIGNIFICANT PAYMENTS AND MAY RESULT IN ITS LENDERS CONTROLLING ITS ASSETS UPON ANY DEFAULT.

     As of September 30, 2000, Superholdings' outstanding long-term debt, on a pro forma consolidated basis giving effect to the reorganization, totaled approximately $311.7 million. In addition, Superholdings expects to incur substantial additional debt following completion of the reorganization before achieving break-even operating cash flow.

     Superholdings' substantial debt will have a number of important consequences for its operations and its investors, including the following:


    o Superholdings will have to dedicate a substantial portion of any cash flow from operations to the payment of interest on, and principal of, its debt, which will reduce funds available for other purposes;


    o Superholdings may not have sufficient funds to pay interest on, and principal of, its debt;


    o Superholdings may not be able to obtain additional financing for currently unanticipated capital requirements, capital expenditures, working capital requirements or other corporate purposes; and



    o due to the liens on substantially all of the assets of Alamosa, Roberts and WOW that will secure the new credit facility, Alamosa Holdings, LLC's lenders may control the assets of Superholdings or its subsidiaries upon a default.


     The ability to make payments on Superholdings' debt will depend upon Superholdings' future operating performance which is subject to general economic and competitive conditions and to financial, business and other factors, many of which Superholdings cannot control. If the cash flow from Superholdings' operating activities is insufficient, Superholdings may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance its debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow Superholdings to service its debt obligations. Further, Superholdings may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. The new credit facility and the Alamosa senior discount notes indenture will limit Superholdings' and its subsidiaries' ability to take several of these actions. Superholdings' failure to generate sufficient funds to pay its debts or to successfully undertake any of these actions could, among other things, materially adversely affect the market value of Superholdings common stock.

     IF SUPERHOLDINGS AND ITS SUBSIDIARIES DO NOT MEET ALL OF THE CONDITIONS REQUIRED FOR ANY DRAWDOWN OF FUNDS UNDER THE NEW CREDIT FACILITY, SUPERHOLDINGS MAY NOT BE ABLE TO DRAW DOWN ALL OF THE FUNDS IT ANTICIPATES RECEIVING FROM THE LENDERS UNDER THE NEW CREDIT FACILITY AND MAY NOT BE ABLE TO COMPLETE THE BUILD-OUT OF ITS SUBSIDIARIES' PORTIONS OF THE SPRINT PCS NETWORK.

     On the date on which the definitive documentation for the new credit facility is executed and the reorganization is completed, $200.0 million must be drawn under the term facility portion of the new credit facility. An additional $55.0 million in term debt will be available for multiple drawings for a period of 18 months thereafter. A revolving facility under the new credit facility of $50.0 million will be available for multiple drawings prior to its final maturity once all amounts under the new term facility have been fully drawn.

     Alamosa Holdings, LLC, as borrower under the new credit facility, will be subject to selected financial covenants and other covenants and conditions that must be satisfied at each funding date. If Alamosa Holdings, LLC does not meet these conditions at each funding date, Alamosa Holdings, LLC will not be permitted to borrow additional amounts under the new credit facility at such time unless the lenders agree to waive these conditions. If other sources of funds are not available, Alamosa, Roberts and WOW may be unable to complete the build-out of their portions of the Sprint PCS network. If Alamosa, Roberts and WOW do not have sufficient funds to complete their network build-out, Alamosa, Roberts and WOW may be in breach of their management agreements with Sprint PCS.

     IF SUPERHOLDINGS DOES NOT HAVE ACCESS TO THE CAPITAL MARKETS ON TERMS REASONABLY SATISFACTORY TO IT, IT MAY BE UNABLE TO CAUSE ALAMOSA HOLDINGS, LLC TO REPAY THE INDEBTEDNESS UNDER THE NEW CREDIT FACILITY AT MATURITY, OR TO REFINANCE THE INDEBTEDNESS UNDER THE NEW CREDIT FACILITY.

     Failure to repay the indebtedness under the new credit facility at maturity will result in a default under the new credit facility.

   A default under the new credit facility could:

     o prevent Alamosa, Alamosa Holdings, LLC and its subsidiaries (including Roberts and WOW) from operating or completing the build-out of their portions of the Sprint PCS network;

     o constitute a default under Alamosa's, Roberts' and WOW's affiliation agreements with Sprint PCS; and


     o make it extremely difficult for Superholdings to obtain any future financing.


     THE INDEBTEDNESS OF SUPERHOLDINGS AND ITS SUBSIDIARIES WILL PLACE RESTRICTIONS ON SUPERHOLDINGS AND ITS SUBSIDIARIES WHICH MAY LIMIT THEIR OPERATING FLEXIBILITY AND THEIR ABILITY TO PAY DIVIDENDS.

     The senior discount notes indenture and the new credit facility will impose material operating and financial restrictions on Superholdings and its subsidiaries. These restrictions, subject to ordinary course of business exceptions, may limit the ability of Roberts, WOW, Alamosa and Superholdings to engage in some transactions, including the following:


    o  designated types of mergers or consolidations;

    o  paying dividends or other distributions to their stockholders;

    o  making investments;

    o  selling assets;

    o  repurchasing their common stock;

    o  changing lines of business;

    o  borrowing additional money; and

    o  engaging in transactions with affiliates.

     These restrictions could limit the ability of Superholdings, Alamosa, Roberts and WOW to obtain debt financing, repurchase stock, refinance or pay principal or interest on their outstanding debt, complete acquisitions for cash or debt, or react to changes in their operating environment.


     IF SUPERHOLDINGS OR ANY OF ITS SUBSIDIARIES DEFAULTS UNDER THE NEW CREDIT FACILITY, THE LENDERS MAY DECLARE THE DEBT IMMEDIATELY DUE AND SPRINT PCS WILL HAVE THE RIGHT TO EITHER PURCHASE THE ASSETS OF ALAMOSA, ROBERTS AND WOW OR PURCHASE THE OUTSTANDING DEBT OBLIGATIONS UNDER THE NEW CREDIT FACILITY AND FORECLOSE ON THE ASSETS OF ALAMOSA, ROBERTS AND WOW.

     The new credit facility will require Alamosa Holdings, LLC and its subsidiaries to comply with specified financial ratios and other performance covenants. If Alamosa Holdings, LLC fails to comply with these covenants or defaults on its obligations under the new credit facility, the lenders may accelerate the maturity of the debt. If the lenders accelerate the debt, Sprint PCS will have the right to either:

     o purchase the operating assets of Alamosa, Roberts and WOW for an amount equal to the greater of (i) 72% of the "entire business value" of Alamosa, Roberts and WOW and (ii) the aggregate amount of the outstanding debt under the new credit facility; or

     o purchase the obligations under the new credit facility by repaying the lenders in full in cash. To the extent Sprint PCS purchases these obligations from the lenders, Sprint PCS's rights as a senior lender would enable it to foreclose on the assets securing the new credit facility in a manner not otherwise permitted under the affiliation agreements between Sprint PCS and each of Roberts, WOW and Alamosa.

     If Sprint PCS does not exercise either of these options, the lenders under the new credit facility may sell the assets securing the facility to third parties without approval of Superholdings' stockholders. In addition, if Sprint PCS provides notice to the lenders under the new credit facility that Alamosa, Roberts or WOW is in breach of its management agreement with Sprint PCS and, as a result, Alamosa Holdings, LLC's obligations under the new credit facility are accelerated and Sprint PCS does not elect to operate Superholdings' business, the lenders under the new credit facility may designate a third party to operate Superholdings' business without the approval of Superholdings' stockholders.

RISKS RELATED TO THE WIRELESS PERSONAL COMMUNICATIONS SERVICES INDUSTRY


     SUPERHOLDINGS' SUBSIDIARIES MAY EXPERIENCE A HIGH RATE OF CUSTOMER TURNOVER WHICH WOULD INCREASE SUPERHOLDINGS COSTS OF OPERATIONS AND REDUCE ITS REVENUE.



     The wireless personal communications services industry in general and Sprint PCS in particular have experienced a higher rate of customer turnover as compared to cellular industry averages. In particular, the customer turnover experienced by Superholdings' subsidiaries may be high because:


    o  Sprint PCS does not require its customers to sign long-term contracts;
       and

    o Sprint PCS's handset return policy allows customers to return used handsets within 14 days of purchase and receive a full refund.



     A high rate of customer turnover could adversely affect Superholdings' competitive position, results of operations and its costs of, or losses incurred in, obtaining new subscribers, especially because its subsidiaries subsidize some of the costs of initial purchases of handsets by customers.


     REGULATION BY GOVERNMENT AGENCIES AND TAXING AUTHORITIES MAY INCREASE SUPERHOLDINGS' COSTS OF PROVIDING SERVICE OR REQUIRE IT TO CHANGE ITS SERVICES.



     Superholdings' operations and those of Sprint PCS may be subject to varying degrees of regulation by the FCC, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and state and local regulatory agencies and legislative bodies. Adverse decisions or regulations of these regulatory bodies could negatively impact Sprint PCS's operations and Superholdings' costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject Superholdings to increased income, sales, gross receipts or other tax costs or require it to alter the structure of its current relationship with Sprint PCS.


     CONCERNS OVER HEALTH RISKS POSED BY THE USE OF WIRELESS HANDSETS MAY REDUCE THE CONSUMER DEMAND FOR THE SERVICES OF SUPERHOLDINGS' SUBSIDIARIES.


     Media reports have suggested that radio frequency emissions from wireless handsets may:


     o be linked to various health problems resulting from continued or excessive use, including cancer;


     o interfere with various electronic medical devices, including hearing aids and pacemakers; and


     o    cause explosions if used while fueling an automobile.

     Widespread concerns over radio frequency emissions may expose Superholdings and its subsidiaries to potential litigation or discourage the use of wireless handsets. Any resulting decrease in demand for these services could impair Superholdings' ability to profitably operate its business.


     WORSE THAN EXPECTED FOURTH QUARTER RESULTS MAY SIGNIFICANTLY REDUCE SUPERHOLDINGS' OVERALL RESULTS OF OPERATIONS AND CAUSE ITS STOCK PRICE TO DROP.


     The wireless industry is heavily dependent on fourth quarter results. Among other things, the industry relies on significantly higher customer additions and handset sales in the fourth quarter as compared to the other three fiscal quarters.

     Superholdings' overall results of operations could be significantly reduced, and the price of its common stock may drop, if Superholdings has a worse than expected fourth quarter for any reason, including the following:

     o Superholdings' subsidiaries' inability to match or beat pricing plans offered by competitors;

     o the failure to adequately promote Sprint PCS's products, services and pricing plans;



     o the inability of Superholdings to obtain an adequate supply or selection of handsets;

    o  a downturn in the economy of some or all markets in its territory; or

    o  a poor holiday shopping season.


     SIGNIFICANT COMPETITION IN THE WIRELESS COMMUNICATIONS SERVICES INDUSTRY MAY RESULT IN SUPERHOLDINGS' COMPETITORS OFFERING NEW SERVICES OR LOWER PRICES, WHICH COULD PREVENT SUPERHOLDINGS FROM OPERATING PROFITABLY.


     Competition in the wireless communications services industry is intense. Superholdings anticipates that competition will cause the market prices for two-way wireless products and services to decline in the future. Superholdings' ability to compete will depend, in part, on its ability to anticipate and respond to various competitive factors affecting the telecommunications industry.

     Superholdings' dependence on Sprint PCS to develop competitive products and services and the requirement that it obtain Sprint PCS's consent for its subsidiaries to sell non-Sprint PCS approved equipment may limit its ability to keep pace with its competitors on the introduction of new products, services and equipment. Some of Superholdings' competitors are larger than it, possess greater resources and more extensive coverage areas, and may market other services, such as landline telephone service, cable television and Internet access, with their wireless communications services. In addition, Superholdings may be at a competitive disadvantage since it may be more highly leveraged than some of its competitors.

     Furthermore, there has been a recent trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, reorganizations and acquisitions. Superholdings expects this consolidation to lead to larger competitors over time. Superholdings may be unable to compete successfully with larger competitors who have substantially greater resources or who offer more services than it does.


     A LACK OF SUITABLE TOWER SITES MAY DELAY THE BUILD-OUT OF THE SUPERHOLDINGS SUBSIDIARIES' PORTIONS OF THE SPRINT PCS NETWORK AND RESTRICT SUPERHOLDINGS' OPERATING CAPACITY.


     Alamosa, Roberts and WOW have experienced difficulty, and may continue to have difficulty, in obtaining tower sites in some areas of their territories on a timely basis. For example, the local governmental authorities in various locations in these territories have at times placed moratoriums on the construction of additional towers and base stations. These moratoriums may materially and adversely affect the timing of the planned build-out and quality of the network operations in those markets. A lack of tower site availability due to difficulty in obtaining local regulatory approvals, or for any other reasons, may delay the build-out of Superholdings' subsidiaries' portions of the Sprint PCS network, delay the opening of markets, limit network capacity or reduce the number of new Sprint PCS subscribers in the territories serviced by Superholdings' subsidiaries.

                              THE SPECIAL MEETING

     This proxy statement-prospectus is being furnished to you in connection with the solicitation of proxies by the Alamosa board of directors in connection with the proposals to be presented at the special meeting of Alamosa stockholders described below.

     This proxy statement-prospectus is first being furnished to stockholders
of Alamosa on or about [          ], 2001.


DATE, TIME AND PLACE OF THE SPECIAL MEETING


   The special meeting is scheduled to be held as follows:


                          [                  ], 2001
                          [                  ] a.m., local time
                          5225 S. Loop 289
                          Lubbock, Texas



PURPOSE OF THE SPECIAL MEETING

     At the special meeting, Alamosa stockholders will be asked to:

     o consider and vote upon a proposal to adopt the reorganization agreement between Alamosa and Superholdings pursuant to which Alamosa will become a wholly-owned subsidiary of Superholdings;


     o consider and vote upon a proposal to approve the issuance of the shares of Superholdings common stock in the reorganization to the current members of Roberts Holdings and WOW Holdings;

     o consider and vote upon a proposal to amend Alamosa's long-term incentive plan to increase the number of shares of Alamosa common stock reserved for issuance under the plan and to provide for an automatic annual increase in shares available under the plan;

     o consider and vote upon a proposal to adopt the Alamosa employee stock purchase plan; and

     o act on any other business that properly comes before the special meeting or any adjournment or postponement of the special meeting.

     A representative of PricewaterhouseCoopers LLP will be present at the special meeting and will be available to respond to appropriate questions.


RECORD DATE FOR THE SPECIAL MEETING


     The Alamosa board of directors has fixed the close of business on January 11, 2001 as the record date for determination of Alamosa stockholders entitled to notice of, and to vote at, the special meeting. On the record date, there
were [          ] shares of Alamosa common stock outstanding, held by
approximately [ ] holders of record. At the special meeting, each holder of Alamosa common stock will have one vote for each share of Alamosa common stock held.

QUORUM

     If a majority of the shares of Alamosa common stock outstanding on the record date is represented either in person or by proxy at the special meeting, a quorum will be present at the special meeting. Shares held by persons attending the special meeting but not voting, and shares represented in person or by proxy and for which the holder has abstained from voting, will be counted as present at the special meeting for purposes of determining the presence or absence of a quorum.

     A broker who holds shares in nominee or "street name" for a customer who is the beneficial owner of those shares is prohibited from giving a proxy to vote those shares on any proposal to be voted on at the special meeting without specific instructions from such customer with respect to such proposal. Accordingly, if a broker receives voting instructions from a customer with respect to one or more, but not all, of the proposals to be voted on at the special meeting, the shares beneficially owned by such customer will not constitute "votes cast" or shares "entitled to vote" with respect to any proposal for which the customer has not provided voting instructions to the broker. These so-called "broker non-votes" will be counted as present at the special meeting for purposes of determining whether a quorum exists.

VOTES REQUIRED FOR APPROVAL OF THE PROPOSALS

     The adoption of the Alamosa reorganization agreement requires the affirmative vote of the holders of a majority of the shares of Alamosa common stock outstanding as of the record date. Abstentions and "broker non-votes" will have the same effect as a vote against the adoption of the Alamosa reorganization agreement.

     Approval of the issuance of the shares of Superholdings common stock in the Roberts and WOW mergers requires the affirmative vote of the holders of a majority of the total votes cast on the proposal at the special meeting. Abstentions and "broker non-votes" will not be counted as "votes cast" and therefore will have no effect on the outcome of this proposal.

     Approval of the proposed amendment to Alamosa's long-term incentive plan and approval of the Alamosa employee stock purchase plan requires the affirmative vote of the holders of a majority of the shares of Alamosa common stock present or represented by proxy at the meeting and entitled to vote. Abstentions will have the same effect as a vote against each of these proposals, but "broker non-votes" will have no effect on either of these proposals.

     As of the record date, directors and executive officers of Alamosa and their affiliates beneficially owned approximately 36,529,373 shares of Alamosa common stock, entitling them to exercise approximately 60% of the voting power of Alamosa common stock entitled to vote at the special meeting. We currently anticipate that all of these persons will vote their shares of Alamosa common stock in favor of each of the proposals.

PROXIES

     All shares of Alamosa common stock represented by properly executed proxies received before or at the special meeting will, unless revoked, be voted in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy card, the shares represented by such proxy card will be voted "FOR" approval of each of the four proposals to be voted on at the special meeting. You are urged to mark the box on your proxy card to indicate how to vote your shares.

     Alamosa does not expect that any other matters will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote the shares represented by properly executed proxies in accordance with their judgment with respect to those matters, including any proposal to adjourn or postpone the special meeting. No proxy that is voted against all of the proposals will be voted in favor of any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies.


     You may revoke your proxy at any time before it is voted by:

     o submitting a written notice of revocation to the Secretary of Alamosa at 5225 S. Loop 289, Lubbock, Texas 79424;

     o    executing and delivering a subsequently dated proxy; or

     o appearing in person and voting at the special meeting if you are a holder of record.

     Attendance at the special meeting will not in and of itself constitute revocation of a proxy.


SOLICITATION OF PROXIES


     Alamosa will pay for the expenses incurred in connection with the printing and mailing of this proxy statement-prospectus. Alamosa will also request banks, brokers and other intermediaries holding shares of Alamosa common stock beneficially owned by others to send this proxy statement-prospectus to, and obtain proxies from, the beneficial owners and will reimburse the holders for their reasonable expenses in so doing.

     You should not send in any stock certificates with your proxy card. A transmittal letter with instructions for the surrender of stock certificates will be mailed to you as soon as practicable after completion of the reorganization.

                              THE REORGANIZATION

GENERAL


     As more fully described herein, the reorganization consists of a series of transactions pursuant to which Alamosa will acquire Roberts and WOW and simultaneously form a new public holding company. Immediately after completion of the reorganization, Alamosa, Roberts and WOW will be wholly-owned subsidiaries of Superholdings, and the former members of Roberts Holdings and WOW Holdings and the former stockholders of Alamosa will be stockholders of Superholdings.


     The "reorganization" is comprised of the following steps:


     o Superholdings and Alamosa Sub, a wholly-owned subsidiary of Superholdings, were formed.

     o Roberts formed a holding company, Roberts Holdings, to hold all of the membership interests of Roberts, and each member of Roberts exchanged his membership interests in Roberts for membership interests in Roberts Holdings.

     o WOW formed a holding company, WOW Holdings, to hold all of the membership interests of WOW, and each member of WOW exchanged its membership interests in WOW for membership interests in WOW Holdings.

     o In substantially simultaneous transactions on the closing date of the reorganization, (i) Roberts Holdings will merge with and into Superholdings, with Superholdings surviving the merger (see "The Roberts Merger"), (ii) WOW Holdings will merge with and into Superholdings with Superholdings surviving the merger (see "The WOW Merger"), and (iii) Alamosa Sub will merge with and into Alamosa, with Alamosa surviving the merger (see "The Alamosa Merger").

     o Alamosa formed Alamosa Holdings, LLC to become the borrower under a new senior secured credit facility of up to $305.0 million. See "--New Credit Facility." Immediately following completion of the mergers, (i) Alamosa (Delaware) will contribute all of the stock of its operating subsidiaries to Alamosa Holdings, LLC, and (ii) Superholdings will contribute all of its ownership interests in Roberts and WOW to Alamosa, which will contribute them to Alamosa (Delaware), which will contribute them to Alamosa Holdings, LLC.

     The persons currently serving on the board of directors of Alamosa, together with Michael and Steven Roberts (the members of Roberts Holdings) will serve on the board of directors of Superholdings following completion of the reorganization. The current executive officers of Alamosa will be the executive officers of Superholdings after completion of the reorganization. See "--Board of Directors and Management of Superholdings after the Reorganization." For more information concerning the executive officers of Alamosa and the persons currently serving on the board of directors of Alamosa, see "Directors and Executive Officers of Alamosa." For more information concerning Michael and Steven Roberts, see "Information About Roberts Wireless Communications, L.L.C.-- Members."

     The reorganization will be completed when all of the conditions to completion of the transactions comprising the reorganization are satisfied or waived. We are working toward completing the reorganization and expect to complete the reorganization in the first quarter of 2001. However, we cannot assure you that all conditions to completion of the reorganization will be satisfied or that we will complete the reorganization by that time.



BACKGROUND OF THE REORGANIZATION


     In the fall of 1999 representatives of Alamosa's predecessor company, Alamosa PCS LLC, and representatives of WOW discussed WOW's capital needs and mutually considered the possibility of a business combination transaction between the two parties. Alamosa PCS LLC determined not to pursue further discussions with WOW at that time in light of its plans to complete an initial public offering in early 2000.

     Later in the fall of 1999 and continuing into January 2000, Reagan W. Silber, Trevor Pearlman and several other individuals engaged in discussions with WOW concerning a proposed equity investment by such persons in WOW. Mr. Silber is a director of Alamosa, and each of Messrs. Silber and Pearlman is a director, officer and 50% stockholder of Tregan International Corp., a stockholder of Alamosa. In late January 2000, Messrs. Silber and Pearlman and others agreed to make an equity investment in WOW through WOW Investment Partners, L.P. constituting a 44.4% membership interest in WOW.


     Alamosa completed its initial public offering on February 3, 2000. In the evening of the same day, following an awards dinner organized by Sprint PCS at which Alamosa received the "Sprint PCS Affiliate of the Year" award, David E. Sharbutt, the Chairman of the Board and Chief Executive Officer of Alamosa, and Mr. Silber discussed with Michael and Steven Roberts, the owners of Roberts Wireless, L.L.C., the possibility of a business combination transaction between Alamosa and Roberts.


     On February 16, 2000, representatives of Salomon Smith Barney Inc., Alamosa's financial advisor, met with members of Alamosa's senior management and Ray M. Clapp and Schuyler B. Marshall, two directors of Alamosa, to discuss potential strategic initiatives aimed at enhancing value for Alamosa stockholders, including potential merger and acquisition opportunities involving other network partners of Sprint PCS. Thereafter, Alamosa's senior management, with the assistance of its financial advisor, continued to consider and discuss these possibilities.

     On March 9, 2000, Messrs. Sharbutt and Silber, together with representatives of Salomon Smith Barney Inc., met with Michael and Steven Roberts to discuss preliminarily the possibility of a business combination transaction and the potential terms upon which the parties would be willing to consider engaging in such a transaction. Periodically thereafter throughout March and April 2000, representatives of Alamosa's senior management and Michael and Steven Roberts discussed further the proposed terms of a potential business combination transaction between the parties, including proposed loan and services agreements pursuant to which Alamosa would provide interim financing to Roberts and would manage Roberts' operations pending any proposed merger.

     At a retreat for the Alamosa board of directors held on March 30 and 31, 2000 in Santa Fe, New Mexico, the Alamosa board, together with a representative of Alamosa's financial advisor, reviewed and discussed the strategic direction of the company and potential merger and acquisition opportunities with other Sprint PCS network partners, including Roberts and WOW. Following the board retreat, Alamosa's senior management, with the advice and assistance of its financial advisor, continued its efforts to identify and explore merger and acquisition opportunities with other Sprint PCS network partners.


     On April 3, 2000, Mitchell A. Moore, the Chairman of the Board of Managers and the Chief Executive Officer of WOW, together with Jeff Howard, Howard Mandel and Mr. Silber, each of whom is a principal in WOW Investment Partners, L.P., met with Mr. Sharbutt. The meeting was initiated by WOW in order to ascertain Alamosa's interest in a potential business combination transaction with WOW. Later that week and periodically thereafter throughout April 2000, representatives of Alamosa's senior management and certain members and managers of WOW held further discussions concerning the proposed terms of a potential business combination transaction between the parties.


     On May 7, 2000, Alamosa and WOW executed an exclusivity and confidentiality agreement relating to the exchange of information between Alamosa and WOW in connection with their proposed transaction and the agreement by WOW not to discuss or consider any competing transactions during a specified exclusivity period. Also on May 7, representatives of Alamosa and its legal and financial advisors began their due diligence investigation of WOW.

     On May 11, 2000, Alamosa and Roberts executed an exclusivity and confidentiality agreement relating to the exchange of information between the two companies in connection with their proposed transaction and the agreement by Roberts not to discuss or consider any competing transactions during a specified exclusivity period. On May 16, 2000, representatives of Alamosa and its legal and financial advisors began their due diligence investigation of Roberts.

     On or about May 16, 2000, Alamosa notified Sprint PCS that it was in the process of conducting its due diligence reviews of Roberts and WOW in connection with potential business combination transactions involving the two companies and began requesting information about Roberts and WOW from Sprint PCS.

     On May 24 and May 25, 2000, representatives of Alamosa's senior management and its legal advisors and representatives of WOW's senior management and its legal advisors met at the offices of Alamosa's legal advisors to further discuss and negotiate the terms and conditions of the proposed WOW merger and related loan and services agreements pursuant to which Alamosa would provide WOW with interim financing and would manage WOW's operations pending the proposed merger.


     On May 30, 2000, Alamosa held a meeting of its Board of Directors. At the meeting, senior management of Alamosa reviewed with the board the status of the proposed transactions with Roberts and WOW, including its ongoing due diligence review of the two companies and the discussions between the parties concerning the terms of the proposed merger transactions and related loans and services agreements. At the meeting, the Alamosa board designated Ray Clapp, Scotty Hart and Michael Budagher to serve as members of a due diligence committee of the board to oversee the due diligence efforts of Alamosa in connection with any proposed acquisitions or mergers with other Sprint PCS network partners (including Roberts and WOW).



     Discussions between the parties to the two transactions continued throughout June and early July 2000. These discussions included a request by the Roberts brothers for a loan from Alamosa to fund the working capital needs of Roberts and Roberts Tower Company to continue the build-out of the Roberts network. Also during this time, Alamosa began discussing with Citicorp North America and Salomon Smith Barney the proposed terms of a $200.0 million credit facility to be provided in connection with the Roberts and WOW mergers.



     On June 15, 2000, representatives of Alamosa's senior management and Roberts' senior management met in St. Louis to further discuss the terms of the proposed transactions between the parties. On the same day, Alamosa's legal advisors and Roberts' legal advisors met at the offices of Alamosa's legal advisors to further discuss and negotiate the terms of the proposed transactions between Alamosa and Roberts.



     On June 30, 2000, Alamosa Operations, Inc. entered into a loan agreement with Michael and Steven Roberts providing for a loan of up to $10.0 million from Alamosa Operations to Michael and Steven Roberts for the purpose of funding their capital contributions to Roberts and to Roberts Tower Company to be used for working capital and build-out obligations and other expenses.



     On July 5, 2000, the due diligence committee of the board of directors of Alamosa held a meeting to review and discuss the due diligence investigation conducted by Alamosa's management and its legal and financial advisors with respect to both Roberts and WOW. Representatives of Alamosa's management and its outside legal counsel were present at the meeting. Among the matters discussed at the meeting were the progress of Roberts' build-out and the status of its relationship with Sprint PCS. It was noted that Roberts had not previously met any of its "hard-launch" or "full build-out" requirements for its network that had previously been agreed to with Sprint PCS and that Roberts was presently operating under an extension from Sprint PCS on its most recently negotiated build-out and market launch dates, which had been agreed to with Sprint PCS in February 2000. It was also noted that in connection with agreeing to these most recent build-out and market launch date extensions, Sprint PCS had required Roberts to waive any rights to the cure periods previously provided for in its management agreement with Sprint PCS. Accordingly, any further failure by Roberts to meet its agreed-upon market launch and build-out deadlines would result in Sprint PCS having the right to terminate its management agreement with Roberts without Roberts having any opportunity to cure.



     On July 17, 2000, the board of directors of Alamosa met to review and consider the proposed merger transactions with Roberts and WOW and the related loan and services agreements and the terms of the proposed credit facility to be provided by Citicorp. At the meeting:


    o Senior management of Alamosa reviewed the terms of the proposed transactions with Roberts and WOW.

     o Representatives of Salomon Smith Barney made a presentation to the Alamosa board of directors regarding the financial terms of the proposed transactions and delivered their oral opinion that, as of such date and subject to and based on the considerations referred to therein and the terms of the Roberts and WOW transactions as currently proposed, the exchange ratio in the Alamosa merger in connection with each of the Roberts merger and the WOW merger is fair to Alamosa's stockholders from a financial point of view.


     o Senior management of Alamosa reviewed the terms of the proposed Citicorp credit facility.


     o Members of the board's due diligence committee reviewed a summary of the discussions held at its July 5 meeting.

     o Alamosa's legal advisors reviewed the terms of the proposed reorganization agreements and related agreements with Roberts and WOW.

Members of Alamosa's management and its board of directors also discussed the terms of the current arrangements between Roberts and Sprint PCS concerning the Roberts build-out plan and the risks associated with any default or failure by Roberts to meet the hard-launch and full build-out dates in its management agreement with Sprint PCS.

     Following the discussion, the board of directors of Alamosa (with Mr. Silber excusing himself from the meeting and abstaining) unanimously approved the WOW reorganization agreement and the related loan and services agreements. The Alamosa board of directors (with Mr. Silber having excused himself from the meeting and abstaining) also unanimously approved the Roberts reorganization agreement and the related loan and services agreements, subject to satisfactory completion of discussions with Roberts and Sprint PCS regarding the possibility of agreeing to new cure periods and penalty payments in connection with any failure by Roberts to meet the market launch and build-out dates and any related cure periods in its build-out plan. The Alamosa board's approval of each transaction also was conditioned on the concurrent execution of definitive documentation with respect to the other transaction.

     On July 19, 2000, representatives of Alamosa and Sprint PCS met in order to discuss the current build-out and market launch date schedule for Roberts, the possibility of adopting cure periods and related penalty payments in connection with Roberts' failure to meet its scheduled market launch and build-out dates, and the consent required from Sprint PCS in order to complete the Roberts and WOW transactions. During the following several days, Alamosa further discussed with each of Roberts and Sprint PCS, and Roberts and Sprint PCS also discussed, potential extensions on Roberts' hard-launch and full-build-out target dates and the adoption of related cure periods and penalty payments.


     On July 25, 2000, at a special meeting of the Alamosa board of directors, the Alamosa board approved a proposed schedule of hard-launch and full build-out dates, and related cure periods and penalty payments associated with any failure to meet such dates, to be contained in an amendment to the management agreement between Sprint PCS and Roberts and authorized Alamosa's management to execute and deliver the Roberts reorganization agreement and the related loan and services agreement (including an agreement by Alamosa to pay some or all of such penalty payments under certain circumstances). The Alamosa board's approvals were conditioned upon Alamosa and Roberts entering into an agreement containing substantially the same terms as the new target dates, cure periods and penalty payments approved by Alamosa's board. The Alamosa board also approved the terms of a commitment letter for the proposed credit facility to be provided by Citicorp and the formal engagement of Salomon Smith Barney as Alamosa's financial advisor in connection with the proposed transactions with Roberts and WOW and possible future acquisitions involving other Sprint PCS network partners.

     On July 27, 2000 Roberts and Sprint PCS executed an amendment to the management agreement between Roberts and Sprint PCS providing for new hard launch and full build-out dates, cure periods and penalty payments. See "Affiliation Agreements with Sprint PCS--The Management Agreements--Network Build-Out" for a description of these arrangements.



     On July 31, 2000, the applicable parties executed the Roberts reorganization agreement and the WOW reorganization agreement and the related loan and services agreements. Also on July 31, 2000, Alamosa, Salomon Smith Barney and Citicorp executed a commitment letter for the proposed $200.0 million credit facility, and Salomon Smith Barney delivered its written opinions discussed under "--Opinions of Alamosa's Financial Advisor."

     On July 31, 2000, Alamosa Operations began to manage the operations of Roberts pursuant to the services agreement between Alamosa Operations and Roberts. See "The Roberts Merger--Loan and Services Agreements."


     On September 1, 2000, Alamosa Operations began to manage the operations of WOW pursuant to the services agreement between Alamosa Operations and WOW. See "The WOW Merger--Loan and Services Agreements."

     On December 20, 2000, Alamosa announced that Superholdings had entered into a commitment letter with Citicorp North America, Salomon Smith Barney, TD Securities, First Union National Bank and EDC providing for a new senior secured credit facility of up to $305.0 million to provide funding to Alamosa for the cash portion of the merger consideration in the Roberts and WOW mergers, the refinancing of existing indebtedness of Alamosa, Roberts and WOW under their existing credit facilities, transaction costs in connection with the reorganization and the working capital and other funding needs of the combined company after the reorganization. See "--New Credit Facility." The commitment letter for the new credit facility superseded the existing commitment letter for the proposed $200 million credit facility with Citicorp.



REASONS FOR THE REORGANIZATION


     The Alamosa board of directors (with one director excusing himself and abstaining) has unanimously determined that the reorganization agreements and the transactions contemplated by the reorganization agreements are advisable and in the best interests of Alamosa and its stockholders and unanimously recommends that you vote "FOR" approval and adoption of the reorganization proposals.


     In reaching its decision to approve the reorganization agreements, the Alamosa board of directors consulted with its legal and financial advisors and with senior management and considered a number of factors, including the following material factors:

     o Information concerning the business, results of operations, financial condition and capital structure of Alamosa, both on an historical and prospective basis, and the performance of and current market prices for Alamosa common stock;

     o Information concerning the financial performance and condition, business, results of operations, capital and prospects of each of Roberts and WOW on a stand-alone basis as well as on a combined basis with Alamosa;

     o The Alamosa board's belief, after consideration of the advice of its financial advisor, that the pursuit of merger and acquisition opportunities involving other Sprint PCS network partners would enhance stockholder value;

     o The scale economies that Alamosa expects to achieve through the reorganization, and the expectation that these scale economics will yield enhanced purchasing power, improved marketing and access to financing and capital on more attractive terms;

     o The opportunity that the reorganization provides for Alamosa to expand its footprint to attractive and rapidly growing markets within Washington and Oregon and in nearly all areas of Missouri other than Kansas City and St. Louis, and in a manner consistent with Alamosa's strategy of expanding into areas bordering on key Sprint PCS cities to provide the potential for roaming travel traffic from Sprint PCS customers and marketing overlap by Sprint PCS into Alamosa territories;

     o The fact that after completion of the reorganization, Alamosa expects to become the nation's largest Sprint PCS network partner, increasing its licensed population by 47%, from 8.4 million residents to 12.5 million residents;

     o The fact that Alamosa's decentralized management model together with the advantages of the Sprint PCS affiliate program facilitates Alamosa's expansion into, and operation of properties in, non-contiguous footprints;

     o The expectation that the increased scale and scope resulting from the reorganization will provide Alamosa with a significantly stronger capital structure and financial resources and will strengthen Alamosa's relationship with Sprint PCS;

     o The relative contributions of Alamosa, Roberts and WOW to the total revenues, average revenue per user ("ARPU") (without roaming) and EBITDA of Superholdings;

     o Current industry, economic and market trends, including the likelihood of increasing and broadening competition in the wireless PCS industry;


     o The financial presentation made by Salomon Smith Barney at the July 17, 2000 meeting of the Alamosa board of directors and the oral opinion delivered by Salomon Smith Barney to the Alamosa board of directors at such meeting (which oral opinion was subsequently confirmed in writing on July 31, 2000) to the effect that, as of the date thereof and based on and subject to the assumptions, limitations and qualifications set forth in such opinion, the exchange ratio in the Alamosa merger in connection with the Roberts merger and in connection with the WOW merger is fair, from a financial point of view, to Alamosa's stockholders (see "--Opinions of Alamosa's Financial Advisor");

     o The terms of the proposed $200.0 million credit facility, as set forth in the commitment letter;

     o The expectation that the Alamosa merger would be accomplished on a tax-free basis for federal income tax purposes for Alamosa and its stockholders (see "--Material United States Federal Income Tax Consequences of the Reorganization"); and


     o The structure of the reorganization and the terms of the reorganization agreements and the related agreements, including the loan agreements and services agreements with each of Roberts and WOW and the addition of Michael and Steven Roberts to serve on the Superholdings board of directors.

     The Alamosa board of directors also considered potential risks relating to the reorganization, including:

     o the risk that the benefits sought from the reorganization would not be fully achieved;

     o the management distraction inherent in integrating Roberts and WOW with Alamosa;


     o the risk that the reorganization would not be completed, or would be completed notwithstanding significant adverse changes in the businesses of Alamosa, Roberts or WOW;

     o    the length of time anticipated for satisfying all closing conditions;

     o the fact that neither the Roberts reorganization agreement nor the WOW reorganization agreement contains a "financing condition" to Alamosa's obligation to complete the transactions;

     o the risk that the Roberts and/or WOW build-out obligations under the Sprint agreements would not be achieved;


     o the risks inherent in managing Roberts and WOW and making loans to Roberts and WOW before closing the reorganization; and


     o the number of shares of Superholdings common stock issuable in connection with the reorganization and related transactions and the consequent reduction in the aggregate voting power of Alamosa's current stockholders.

     The foregoing discussion of the information and factors considered by the Alamosa board of directors is not intended to be exhaustive but includes all material factors considered by the Alamosa board of directors. In view of the wide variety of information and factors considered, the Alamosa board of directors did not find it practical to, and did not, assign any relative or special weights to the foregoing factors, and individual directors may have given differing weights to different factors. The Alamosa board of directors adopted the reorganization agreements and approved the transactions contemplated thereby after consideration of all of the facts, matters and information brought to its attention. Taking into account all of the material facts, matters and information, including those described above, the Alamosa board of directors believes that the terms of the reorganization agreements and the transactions provided for therein are fair to and in the best interests of Alamosa's stockholders.


     THE ALAMOSA BOARD UNANIMOUSLY RECOMMENDS THAT ALAMOSA'S STOCKHOLDERS VOTE "FOR" THE ADOPTION OF THE ALAMOSA REORGANIZATION AGREEMENT AND "FOR" THE ISSUANCE OF SHARES OF SUPERHOLDINGS COMMON STOCK IN THE ROBERTS AND WOW MERGERS.



OPINIONS OF ALAMOSA'S FINANCIAL ADVISOR

     On July 31, 2000, Salomon Smith Barney delivered its separate written opinions to the Alamosa board of directors that, as of that date:

     o the exchange ratio of 1.0 share of Superholdings common stock for each share of Alamosa common stock in the reorganization in connection with the Roberts merger is fair to the holders of Alamosa common stock from a financial point of view, and

     o the exchange ratio of 1.0 share of Superholdings common stock for each share of Alamosa common stock in the reorganization in connection with the WOW merger is fair to the holders of Alamosa common stock from a financial point of view.


     The Alamosa board did not impose any limitations upon Salomon Smith Barney with respect to the investigation made or the procedures followed by Salomon Smith Barney in rendering its opinions.

     THE FULL TEXTS OF THE WRITTEN OPINIONS OF SALOMON SMITH BARNEY ARE SET FORTH AS APPENDIX D AND APPENDIX E TO THIS PROXY STATEMENT-PROSPECTUS AND SET FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED AND MATTERS CONSIDERED BY SALOMON SMITH BARNEY. HOLDERS OF ALAMOSA COMMON STOCK ARE URGED TO READ SALOMON SMITH BARNEY'S OPINIONS IN THEIR ENTIRETY.


     In connection with rendering its opinions, Salomon Smith Barney reviewed publicly available information concerning Alamosa, Roberts and WOW and certain other financial information concerning Alamosa, Roberts and WOW, including financial forecasts, that were provided to Salomon Smith Barney by Alamosa, Roberts and WOW, respectively. Salomon Smith Barney discussed the past and current business operations, financial condition and prospects of Alamosa, Roberts and WOW with certain officers and employees of Alamosa, Roberts and WOW, respectively. Salomon Smith Barney also considered other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant.

     In its review and analysis and in arriving at its opinion, Salomon Smith Barney assumed and relied upon the accuracy and completeness of the information it reviewed, and Salomon Smith Barney did not assume any responsibility for independent verification of such information. With respect to the financial forecasts of Alamosa, Roberts and WOW, Salomon Smith Barney assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Alamosa, Roberts and WOW. Salomon Smith Barney expressed no opinion with respect to such forecasts or the assumptions on which they were based. Salomon Smith Barney did not make or obtain, or assume any responsibility for making or obtaining, any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of Alamosa, Roberts or WOW.


     Salomon Smith Barney's opinions were necessarily based upon conditions as they existed and could be evaluated on the date of the opinions. Neither of Salomon Smith Barney's opinions implied any conclusion as to the likely trading range for Superholdings common stock following the completion of the reorganization, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Salomon Smith Barney's opinions did not address Alamosa's underlying business decision to effect the reorganization. Salomon Smith Barney expressed no view on the effect on Alamosa of the reorganization and related transactions. Further, Salomon Smith Barney's opinions were directed only to the fairness, from a financial point of view, of the exchange ratio applicable to holders of Alamosa common stock in the reorganization in connection with the Roberts merger and the WOW merger, respectively, and did not constitute a recommendation concerning how those holders should vote with respect to the reorganization proposals.



     The material portions of the financial analyses performed by Salomon Smith Barney in connection with the rendering of its opinions dated July 31, 2000, are summarized below. THE SUMMARIES INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND THE FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA SET FORTH BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF THE FINANCIAL ANALYSES OF SALOMON SMITH BARNEY.


ROBERTS MERGER


     RELATIVE VALUATION ANALYSIS. Salomon Smith Barney performed a relative valuation analysis the purpose of which was to compare the percentage in Superholdings that Roberts Holdings members would receive based on the Roberts reorganization agreement to the ownership percentage implied by certain financial statistics. The following table sets forth the range of ownership percentages for Roberts implied by Roberts' POPs, Roberts' covered POPs, Roberts' implied public market valuation range and Roberts' implied discounted cash flow valuation range as compared to the same statistics for Alamosa.


                          IMPLIED OWNERSHIP PERCENTAGE

    POPs                                          23.5%
    Covered POPs                                  23.5
    Public market valuation range          15.2 - 20.8
    Discounted cash flow valuation range   19.2 - 24.2


     Salomon Smith Barney noted that this analysis demonstrated that the approximately 17.7% ownership interest in Superholdings that Roberts Holdings members would receive based on the Roberts reorganization agreement, assuming an all-stock transaction (and without giving effect to the WOW merger), was within the 15.2% to 24.2% range of implied ownership based on the foregoing statistics. Salomon Smith Barney used the 17.7% ownership interest for Roberts Holdings members because it allowed Salomon Smith Barney to eliminate the impact of cash to be received by Roberts Holdings members in analyzing implied relative ownership interests.



     IMPLIED VALUATION ANALYSIS. Salomon Smith Barney derived a range of values for Roberts using the three valuation methodologies described below:


     o PUBLIC MARKET VALUATION ANALYSIS. A public market analysis reviews a business' operating performance and outlook relative to a group of publicly traded peer companies to determine an implied unaffected market trading valuation range.


     o PRIVATE MARKET VALUATION ANALYSIS. A private market analysis provides a valuation range based upon financial information of companies involved in selected recent business combination transactions or in business combination transactions that have been publicly announced and are in the same or similar industries as the business being valued.


     o DISCOUNTED CASH FLOW ANALYSIS. A discounted cash flow analysis derives the intrinsic value of a business based on the net present value of the future cash flow anticipated to be generated by the assets of the business.

     The valuation ranges for each of these analyses are set forth below:


                              LOW     HIGH
                            ------- -------
                             (IN MILLIONS)
     Public market value     $325    $400
     Private market value     280     380
     Discounted cash flow     442     516


     Salomon Smith Barney noted that this analysis demonstrated that the approximately $369.0 million in consideration that Roberts Holdings members would receive based on the Roberts reorganization agreement, assuming a July 14, 2000 closing price of Alamosa common stock on The Nasdaq National Market of $27.00, was within the $280.0 million to $516.0 million range of implied valuation based on these methodologies.



     PUBLIC MARKET VALUATION ANALYSIS. Salomon Smith Barney performed an analysis the purpose of which was to compare certain financial statistics of Roberts with the corresponding financial statistics for the following four PCS companies: Airgate PCS, Alamosa, Ubiquitel and US Unwired. Salomon Smith Barney analyzed, among other things, firm value (the sum of the equity market capitalization for a company and its total non-convertible debt, minority interest, preferred stock and "out-of-the-money" convertible debt less investments in unconsolidated affiliates and cash) as a multiple of total POPs (number of persons within a license's coverage area), covered POPs (number of POPs within the license area served by the operating network), estimated 2000 service revenues, estimated 2001 service revenues and estimated 2002 service revenues. This analysis was performed using share prices as of July 14, 2000. Salomon Smith Barney then used these multiples to determine a range of implied valuations for Roberts as set forth above. The statistics derived from this analysis are set forth below:

                                 MULTIPLE RANGE

                                                        LOW         HIGH
                                                    ----------   ----------
   Firm value / POPs                                 $   135      $   165
   Firm value / covered POPs                         $   175      $   205
   Firm value / estimated 2000 service revenues         30.0x        40.0x
   Firm value / estimated 2001 service revenues          8.5x         9.5x
   Firm value / estimated 2002 service revenues          5.0x         6.0x


     Because of the inherent differences in the businesses, operations, financial conditions and prospects of Alamosa, Roberts and the comparable companies, Salomon Smith Barney believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis, and, accordingly, also made qualitative judgments concerning differences between the characteristics of the comparable companies, Alamosa and Roberts that would affect the trading values of Alamosa, Roberts and the comparable companies. In particular, Salomon Smith Barney considered the size and desirability of the markets of operation and current levels and historical rates of growth of Alamosa, Roberts and the comparable companies.


     PRIVATE MARKET VALUATION ANALYSIS. As part of its analysis, Salomon Smith Barney reviewed the following 6 transactions involving PCS companies to determine a valuation range for Roberts based on the multiples of firm value to adjusted POPs (number of POPs adjusted for POPs representing 10 MHz or less) implied in those transactions:


    o  May 2000--Sonera Corporation / Powertel

    o  May 2000--CFW Communications / PrimeCo.--Richmond BTA

    o  February 2000--TeleCorp PCS / Tritel

    o  September 1999--Voicestream / Aerial Communications

    o  June 1999--Voicestream / Omnipoint

    o  October 1998--Sprint PCS / PrimeCo.--Honolulu MTA

     The analysis revealed multiples ranging from $60 per adjusted POP to $375 per adjusted POP for these transactions with a mean per adjusted POP multiple of $166 and a median per adjusted POP multiple of $152. Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of Alamosa, Roberts and the businesses, operations and prospects of the acquired companies included in the selected transactions, Salomon Smith Barney believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the precedent transactions analysis, and accordingly also made qualitative judgments concerning differences between the characteristics of these transactions and the proposed merger that would affect the values of Alamosa, Roberts and such acquired companies. In particular, Salomon Smith Barney considered the size and desirability of the markets of operation, the strategic fit of the acquired company, the form of consideration offered and the tax characteristics of the transactions. Based on this analysis, Salomon Smith Barney determined a private market multiple range, which it used to calculate the implied valuation range for Roberts set forth in the table above.


     DISCOUNTED CASH FLOW ANALYSIS. Salomon Smith Barney performed a discounted cash flow analysis of Roberts to estimate a range of intrinsic values of Roberts. Salomon Smith Barney applied a terminal value multiple range of 11.0x to 13.0x to Roberts' forecasted EBITDA for the period of 2000 through 2007. The free cash flows were then discounted to present value using rates ranging from 12.0% to 14.0%. This analysis yielded the range of values set forth in the table above.

     OTHER ANALYSIS. Salomon Smith Barney performed such other analyses as it deemed appropriate, including an analysis comparing the relative contributions of revenue, EBITDA and other items of Roberts and Alamosa to the combined company.

WOW MERGER

     RELATIVE VALUATION ANALYSIS. Salomon Smith Barney performed a relative valuation analysis the purpose of which was to compare the percentage in Superholdings that WOW Holdings members would receive based on the WOW reorganization agreement to the ownership percentage implied by certain financial statistics. The following table sets forth the range of ownership percentages for WOW implied by WOW's POPs, WOW's covered POPs, WOW's implied public market valuation range and WOW's implied discounted cash flow valuation range as compared to the same statistics for Alamosa.

                          IMPLIED OWNERSHIP PERCENTAGE



    POPs                                         15.0%
    Covered POPs                                 13.5
    Public market valuation range          8.3 - 11.6
    Discounted cash flow valuation range   9.9 - 12.9


     Salomon Smith Barney noted that this analysis demonstrated that the approximately 9.4% ownership interest in Superholdings that WOW Holdings members would receive based on the WOW reorganization agreement, assuming an all-stock transaction (and without giving effect to the Roberts merger), was within the 8.3% to 15.0% range of implied ownership based on the foregoing statistics. Salomon Smith Barney used the 9.4% ownership for WOW Holdings members because it allowed Salomon Smith Barney to eliminate the impact of cash to be received by WOW Holdings members in analyzing implied relative ownership interests.


     IMPLIED VALUATION ANALYSIS. Salomon Smith Barney derived a range of values for WOW using the three valuation methodologies described below:

     o PUBLIC MARKET VALUATION ANALYSIS. A public market analysis reviews a business' operating performance and outlook relative to a group of publicly traded peer companies to determine an implied unaffected market trading valuation range.

     o PRIVATE MARKET VALUATION ANALYSIS. A private market analysis provides a valuation range based upon financial information of companies involved in selected recent business combination transactions or in business combination transactions that have been publicly announced and are in the same or similar industries as the business being valued.

     o DISCOUNTED CASH FLOW ANALYSIS. A discounted cash flow analysis derives the intrinsic value of a business based on the net present value of the future cash flow anticipated to be generated by the assets of the business.


     The valuation ranges for each of these analyses are set forth below:





                              LOW     HIGH
                            ------- -------
                             (IN MILLIONS)
     Public market value     $165    $200
     Private market value     162     214
     Discounted cash flow     204     240



     Salomon Smith Barney noted that this analysis demonstrated that the approximately $176.0 million in consideration that WOW Holdings members would receive based on the reorganization agreement, assuming a July 14, 2000 closing price of Alamosa common stock on The Nasdaq National Market of $27.00 determination, was within the $162.0 million to $240.0 million range of implied valuation based on these methodologies.


     PUBLIC MARKET VALUATION ANALYSIS. Salomon Smith Barney performed an analysis the purpose of which was to compare certain financial statistics of WOW with the corresponding financial statistics for the following four PCS companies: Airgate PCS, Alamosa, Ubiquitel and US Unwired. Salomon Smith Barney analyzed, among other things, firm value (the sum of the equity market capitalization for a company and its total non-convertible debt, minority interest, preferred stock and "out-of-the-money" convertible debt less investments in unconsolidated affiliates and cash) as a multiple of total POPs (number of persons within a license's coverage area), covered POPs (number of POPs within the license area served by the operating network), estimated 2001 service revenues and estimated 2002 service revenues. This analysis was performed using share prices as of July 14, 2000. Salomon Smith Barney then used these multiples to determine a range of implied valuations for WOW as set forth above. The statistics derived from this analysis are set forth below:

                                MULTIPLE RANGE


                                                       LOW       HIGH
                                                    --------- ---------
     Firm value / POPs                               $  120    $  150
     Firm value / covered POPs                       $  155    $  185
     Firm value / estimated 2001 service revenues       7.5x      8.5x
     Firm value / estimated 2002 service revenues       4.0x      5.0x



     Because of the inherent differences in the businesses, operations, financial conditions and prospects of Alamosa, WOW and the comparable companies, Salomon Smith Barney believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis, and, accordingly, also made qualitative judgments concerning differences between the characteristics of the comparable companies, Alamosa and WOW that would affect the trading values of Alamosa, WOW and the comparable companies. In particular, Salomon Smith Barney considered the size and desirability of the markets of operation and current levels and historical rates of growth of WOW, Alamosa and the comparable companies.


     PRIVATE MARKET VALUATION ANALYSIS. As part of its analysis, Salomon Smith Barney reviewed the following 6 transactions involving PCS companies to determine a valuation range for WOW based on the multiples of firm value to adjusted POPs (number of POPs, adjusted for POPs representing 10 MHz or less) implied in those transactions:


    o  May 2000--Sonera Corporation / Powertel

    o  May 2000--CFW Communications / PrimeCo.--Richmond BTA

    o  February 2000--TeleCorp PCS / Tritel

    o  September 1999--Voicestream / Aerial Communications

    o  June 1999--Voicestream / Omnipoint

    o  October 1998--Sprint PCS / PrimeCo.--Honolulu MTA

     The analysis revealed multiples ranging from $60 per adjusted POP to $375 per adjusted POP for these transactions with a mean per adjusted POP multiple of $166 and a median per adjusted POP multiple of $152. Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of Alamosa, WOW and the businesses, operations and prospects of the acquired companies included in the selected transactions, Salomon Smith Barney believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the precedent transactions analysis, and accordingly also made qualitative judgments concerning differences between the characteristics of these transactions and the proposed merger that would affect the acquisition values of Alamosa, WOW and such acquired companies. In particular, Salomon Smith Barney considered the size and desirability of the markets of operation, the strategic fit of the acquired company, the form of consideration offered and the tax characteristics of the transactions. Based on this analysis, Salomon Smith Barney determined a private market multiple range, which it used to calculate the implied valuation range for WOW set forth in the table above.


     DISCOUNTED CASH FLOW ANALYSIS. Salomon Smith Barney performed a discounted cash flow analysis of WOW to estimate a range of intrinsic values of WOW. Salomon Smith Barney applied a terminal value multiple range of 11.0x to 13.0x to WOW's forecasted EBITDA for the period of 2000 through 2007. The free cash flows were then discounted to present value using rates ranging from 12.0% to 14.0%. This analysis yielded the range of values set forth in the table above.

     OTHER ANALYSIS. Salomon Smith Barney performed such other analyses as it deemed appropriate, including an analysis comparing the relative contributions of revenue, EBITDA and other items of WOW and Alamosa to the combined company.

                                     * * *

     The preparation of a fairness opinion is a complex process not susceptible to partial analysis or summary descriptions. The summaries set forth above are not and do not purport to be a complete description of the analyses underlying Salomon Smith Barney's opinions. Salomon Smith Barney believes that its analyses and the summaries set forth above must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinions.


     In performing its analyses, Salomon Smith Barney made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of Alamosa, Roberts or WOW. The analyses which Salomon Smith Barney performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness, from a financial point of view, of the exchange ratios applicable to the holders of Alamosa common stock in the reorganization in connection with the Roberts merger and the WOW merger, respectively. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be acquired or the prices at which any securities may trade at the present time or at any time in the future.


     Pursuant to an engagement letter dated May 2, 2000, Alamosa agreed to pay to Salomon Smith Barney an initial fee of $10,000, and an additional fee for certain transactions involving Sprint network partners, based on a percentage of the transaction's value at the time of consummation of the transaction.

Based on the estimated transaction value of the reorganization using recent trading prices for Alamosa common stock, Salomon Smith Barney expects that the its total fee will be approximately $3 million. Alamosa also agreed, under certain circumstances, to reimburse Salomon Smith Barney for all reasonable fees and expenses of Salomon Smith Barney's counsel and all of Salomon Smith Barney's reasonable travel and other out-of-pocket expenses incurred pursuant to Salomon Smith Barney's engagement, and agreed to indemnify Salomon Smith Barney and certain related persons against various liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

     Salomon Smith Barney is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Salomon Smith Barney regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other purposes. In the past, Salomon Smith Barney and its affiliates have rendered certain investment banking and financial advisory services to Alamosa for which they received compensation, including acting as lead underwriter in connection with Alamosa's initial public offering in February 2000 and acting as lead underwriter in connection with Alamosa's offering of its senior discount notes in February 2000. In addition, in the ordinary course of their business, Salomon Smith Barney and its affiliates may actively trade the securities of Alamosa for their own account and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney and its affiliates (including Citigroup) may have other business relationships with Alamosa and its affiliates.

     On December 20, 2000, Alamosa announced that Superholdings entered into a commitment letter with Citicorp North America, Salomon Smith Barney, TD Securities First Union National Bank and EDC providing for a new senior credit facility of up to $305.0 million to be made to Alamosa Holdings, LLC in connection with the reorganization. Citicorp USA will act as administrative agent and collateral agent for the lenders under the new credit facility, and Salomon Smith Barney (together with TD Securities) will act as exclusive advisor, joint lead arranger and joint book manager with respect to the new credit facility, for which each of them will receive substantial fees.

INTERESTS OF ALAMOSA DIRECTORS AND EXECUTIVE OFFICERS IN THE REORGANIZATION

     Reagan W. Silber, one of the members of the Alamosa board of directors, is a member of the board of managers of WOW. Mr Silber is also a principal of Silpearl Associates, LLC, an affiliate of WOW Investment Partners, L.P., which owns approximately 44.4% of the outstanding membership interests of WOW Holdings. WOW Investment Partners, L.L.C. holds the sole general partner interest of WOW Investment Partners, L.P. The sole membership interest of WOW Investment Partner L.L.C. is held by Silpearl Associates, LLC. Mr. Silber indirectly owns 50% of the membership interests, and is the President, of Silpearl Associates, LLC. WOW Investment Partners, L.P. will receive approximately 2,683,940 shares of Superholdings common stock and $5,544,000 in cash if the WOW merger is completed. The Alamosa board of directors was aware of these relationships during its consideration of the reorganization agreements and in determining to approve the reorganization agreements and to recommend to the stockholders of Alamosa that they vote "FOR" the reorganization proposals.

BOARD OF DIRECTORS AND MANAGEMENT OF SUPERHOLDINGS AFTER THE REORGANIZATION

     BOARD OF DIRECTORS OF SUPERHOLDINGS. Upon completion of the reorganization, the Superholdings board of directors will be comprised of eleven members and will be divided into three classes. The Class I directors will stand for election at the annual meeting of stockholders to be held in 2001. The Class II directors will stand for election at the annual meeting of stockholders to be held in 2002. The Class III directors will stand for election at the annual meeting of stockholders to be held in 2003. Each director will serve for a term of three years, or until his or her successor has been elected and qualified, and will be compensated at the discretion of the board of directors. See "Directors and Executive Officers of Alamosa--Compensation of Directors."

Class I:            Class II:              Class III:
--------            ---------              ----------
Ray M. Clapp, Jr.   Michael R. Budagher    Tom M. Phelps
Jimmy R. White      Schuyler B. Marshall   David E. Sharbutt
Thomas Hyde         Reagan W. Silber       Scotty Hart
                    Steven C. Roberts      Michael V. Roberts



     EXECUTIVE OFFICERS OF SUPERHOLDINGS. Upon completion of the reorganization, the following persons will serve as executive officers of
Superholdings:






            NAME              AGE                              POSITION
---------------------------- ----- ---------------------------------------------------------------
David E. Sharbutt .......... 51    Chairman of the Board of Directors and Chief Executive Officer
Jerry W. Brantley .......... 54    President and Chief Operating Officer
Kendall W. Cowan ........... 46    Chief Financial Officer
Loyd I. Rinehart ........... 45    Senior Vice President of Corporate Finance
Anthony Sabatino ........... 38    Chief Technology Officer and Senior Vice President of
                                   Engineering and Network Operations



SUPERHOLDINGS CHARTER AND BY-LAWS

     The amended and restated certificate of incorporation and the amended and restated by-laws of Superholdings following completion of the reorganization will be substantially identical to the amended and restated certificate of incorporation and the amended and restated by-laws of Alamosa today, except that stockholders of Superholdings will not have the right to call a special stockholders meeting. In addition, Superholdings will not have authority to vote its shares of Alamosa common stock in favor of any disposition by Alamosa of any shares of Alamosa (Delaware) without the approval of the stockholders of Superholdings and may only vote its shares of Alamosa common stock on any other matter on which such shares are entitled to vote with respect to the voting by Alamosa of its shares of Alamosa (Delaware) common stock in proportion to, or at the direction of, the vote of the stockholders of Superholdings.

     For a summary of the material provisions of the amended and restated certificate of incorporation and the amended and restated by-laws of Superholdings, and the rights of stockholders of Superholdings under the amended and restated certificate of incorporation and the amended and restated by-laws, see "Description of Superholdings Capital Stock."


NEW CREDIT FACILITY

     On December 20, 2000, Alamosa announced that Superholdings had entered into a commitment letter with Citicorp North America, Salomon Smith Barney, TD Securities, First Union National Bank and EDC providing for a new senior secured credit facility of up to $305.0 million to be made to Alamosa Holdings, LLC, a wholly-owned subsidiary of Alamosa (Delaware). The proceeds of the new credit facility will be used (i) to pay the cash portion of the merger consideration for the Roberts and WOW mergers, (ii) to refinance existing indebtedness under Alamosa's $175.0 million credit facility with EDC and under Roberts' and WOW's existing credit facilities, (iii) to pay transaction costs and (iv) for general corporate purposes, including funding capital expenditures, subscriber acquisition and marketing costs, purchase of spectrum and working capital needs. The definitive agreements providing for the new credit facility have not been completed. The commitment letter will terminate on the earlier of March 31, 2001 and the date of execution and delivery of definitive documentation with respect to the new credit facility.

     The new credit facility will be embodied in an agreement among Alamosa Holdings, LLC, as borrower; Citicorp USA, as administrative agent and collateral agent; Salomon Smith Barney, as advisor, joint lead arranger and joint book manager; TD Securities, as advisor, joint lead arranger, joint book manager and syndication agent; EDC, as lead arranger and co-documentation agent; First Union National Bank, as documentation agent; First Union Securities, Inc., as lead arranger; the other parties thereto; and a syndicate of banking and financial institutions reasonably acceptable to the arrangers and Alamosa Holdings, LLC.

     The commitment to provide the new credit facility requires that, in connection with the closing of the new credit facility and the reorganization:


     o Alamosa Holdings, LLC will receive an equity contribution of approximately $150.0 million from Alamosa and/or a subsidiary of Alamosa, and Alamosa Holdings, LLC will, to the extent necessary, contribute to Alamosa PCS, Inc., Roberts and WOW sufficient equity to ensure a maximum debt to equity ratio of 1.0:1.0 for each of Alamosa PCS, Inc., Roberts and WOW (the "APCS Contribution"),


     o Superholdings will contribute 100% of the ownership interests in Roberts and WOW to Alamosa Holdings, LLC, and


     o Alamosa will contribute 100% of the equity interests in Alamosa PCS, Inc. to Alamosa Holdings, LLC.


     Additionally, the commitments by each of Citicorp North America, Salomon Smith Barney, EDC, First Union National Bank, TD Securities and other lenders which commit to provide the new credit facility to close and fund the new credit facility are subject to a number of conditions, including usual and customary conditions and the following, some of which are beyond the control of Superholdings, Alamosa Holdings, LLC and their subsidiaries:


     o the completion of, and satisfaction of each of Citicorp North America, Salomon Smith Barney, EDC and TD Securities in all respects with, the results of their ongoing due diligence investigation of the business, assets, operations, properties, condition (financial or otherwise), contingent liabilities, prospects and material agreements of Superholdings and its subsidiaries, taken as a whole, and Roberts and WOW;


     o there not having occurred any material adverse change in the business, assets, operations, properties, condition (financial or otherwise), contingent liabilities, prospects or material agreements of Superholdings and its subsidiaries, taken as a whole, or Roberts or WOW, since December 31, 1999;


     o there not having occurred any disruption of or change in loan syndication, financial, banking or capital market conditions that, in the reasonable judgment of each of Citicorp North America, Salomon Smith Barney, EDC or TD Securities, could materially impair the syndication of the new credit facility;


     o the accuracy and completeness in all material respects of all representations that Superholdings, Alamosa Holdings, LLC and their affiliates make to each of Citicorp North America, Salomon Smith Barney, EDC and TD Securities and all information that Superholdings, Alamosa Holdings, LLC and their affiliates furnish to each of Citicorp North America, Salomon Smith Barney, EDC and TD Securities;


     o the payment in full of all fees, expenses and other amounts payable in connection with the commitment letter;


     o the satisfaction of Citicorp North America, Salomon Smith Barney, EDC and TD Securities in all respects with (i) the structure of the Roberts merger, the WOW merger, the Alamosa Merger, the APCS Contribution, the contribution by Superholdings of the ownership interests in Roberts and WOW to Alamosa Holdings, LLC, the contribution by Alamosa of the equity interests in Alamosa PCS, Inc. to Alamosa Holdings, LLC, the refinancing and termination of the existing Alamosa, Roberts and WOW credit facilities, and all related tax, legal and accounting matters, (ii) the material terms of the definitive documentation with respect to the new credit facility, any amendments to the material terms of the agreements relating to the reorganization and all other agreements to be entered into in relation to the reorganization and (iii) the capitalization, structure and ownership of Superholdings, Alamosa Holdings, LLC, Roberts and WOW after giving effect to the reorganization and the new credit facility;

     o the satisfaction of Citicorp North America, Salomon Smith Barney, EDC and TD Securities that Superholdings, Alamosa Holdings, LLC, Roberts and WOW are not subject to material contractual or other restrictions that would be violated by the reorganization, the transactions contemplated by the reorganization, or the new credit facility, including the granting of security interests and guarantees and the payment of dividends by subsidiaries;

     o the satisfaction of Citicorp North America, Salomon Smith Barney, TD Securities and EDC with the timing and schedule for the reorganization, the transactions contemplated by the reorganization and the new credit facility;


     o the compliance with the terms of the commitment letter and fee letters for the new credit facility, in form and substance satisfactory to Citicorp North America, Salomon Smith Barney, TD Securities and EDC;

     o until the closing for the new credit facility, neither Alamosa Holdings, LLC nor any of its affiliates, will have borrowed an aggregate principal amount in excess of $80.0 million under Alamosa's existing credit facility;

     o the consummation of the Alamosa merger, Roberts merger and WOW merger immediately prior to, and the consummation of the other transactions contemplated by the reorganization transaction and the new credit facility simultaneously with, the closing under the new credit facility in accordance with applicable law, the related reorganization agreements and such other agreements satisfactory to the lenders;

     o the satisfaction of the lenders with the capital structure, ownership and indebtedness of Superholdings, Alamosa Holdings, LLC and their subsidiaries after giving effect to the Alamosa merger, Roberts merger and WOW merger, the reorganization, the new credit facility and the transactions contemplated by the mergers, reorganization and new credit facility;

     o the satisfaction of Citicorp North America, Salomon Smith Barney, TD Securities and EDC that the transaction costs will not exceed $17.8 million;

     o the consummation of the Alamosa merger, Roberts merger and WOW merger, the reorganization, the new credit facility and the transactions contemplated by the mergers, reorganization and new credit facility will not violate any applicable law, statute, rule or regulation or conflict with, result in a default under, or require any repurchase offer under, any material indenture or other agreement of Superholdings, Alamosa Holdings, LLC or any of their subsidiaries;

     o there not being any litigation or administrative proceeding that could reasonably be expected to have a material adverse effect on the Alamosa merger, the Roberts merger, the WOW merger, the reorganization, the new credit facility, or the transactions contemplated by the mergers, reorganization or new credit facility;

     o the satisfaction of the lenders that the rating of the senior, unsecured, non-credit enhanced publicly-held, long-term indebtedness for borrower money of Alamosa by each of Moody's Investors Service, Inc. and Standard & Poor's Rating Service, a division of McGraw-Hill, Inc., shall be no lower than Caa1 and CCC, respectively;

     o there not being any default in any significant respect under Alamosa's, Roberts' or WOW's affiliation agreements with Spring PCS; and

     o Citicorp USA, as administrative agent for the lenders, entering into a consent and agreement, on terms satisfactory to Citicorp USA, with Sprint PCS that modifies Sprint PCS's rights and remedies under Alamosa's, Roberts' and WOW's affiliation agreements with Sprint PCS, for the benefit of the lenders under the new credit facility and any refinancing thereof.

Each of the foregoing conditions may be waived by the lenders at their option.

     Prior to the termination of the commitments to provide the new credit facility, any of Citicorp North America, Salomon Smith Barney, TD Securities. or EDC may terminate the commitments to provide the new credit facility if any event occurs or information becomes available that, in its reasonable judgment, results or is likely to result in the failure to satisfy any condition to the commitments, which condition is not, in the reasonable judgment of such person, capable of being satisfied by March 31, 2001.

     Superholdings' and Alamosa's obligations to complete the reorganization are not conditioned upon the closing and funding of any loans under the new credit facility. See "Risk Factors--Risks Relating to the Reorganization--Superholdings will be contractually obligated to complete the reorganization even if it is unable to obtain funding under the new credit facility."

     The following is a summary of the anticipated principal terms of the new credit facility as contained in the commitment letter.

     The new credit facility will consist of:

     o a 7-year senior secured 18-month delayed draw term loan facility in an aggregate principal amount of up to $255.0 million; and

     o a 7-year senior secured revolving credit facility in an aggregate principal amount of up to $50.0 million, part of which will be available in the form of letters of credit.

     Under the new credit facility, interest will accrue, at Alamosa Holdings, LLC's option: (i) at the London Interbank Offered Rate adjusted for any statutory reserves ("LIBOR"), or (ii) the base rate which is generally the higher of the administrative agent's base rate, the federal funds effective rate plus 0.50% or the administrative agent's base CD rate plus 0.50%, in each case plus an interest margin which initially will be 4.00% for LIBOR borrowings and 3.00% for base rate borrowings. The applicable interest margins will be subject to reductions under a pricing grid to be agreed upon based on ratios of Alamosa Holdings, LLC's total debt to its earnings before interest, taxes, depreciation and amortization ("EBITDA"). The interest rate margins will increase by an additional 200 basis points in the event Alamosa Holdings, LLC fails to pay principal, interest or other amounts as they become due and payable under the new credit facility.

     Alamosa Holdings, LLC will also be required to pay quarterly in arrears a commitment fee on the unfunded portion of the commitment of each lender. The commitment fee will accrue at a rate per annum equal to (i) 1.50% on each day when the utilization (determined by dividing the total amount of loans plus outstanding letters of credit under the new credit facility by the total commitment amount under the new credit facility) of the new credit facility is less than or equal to 33.33%, (ii) 1.25% on each day when utilization is greater than 33.33% but less than or equal to 66.66% and (iii) 1.00% on each day when utilization is greater than 66.66%

     Alamosa Holdings, LLC will also be required to pay a separate annual administration fee and a fee on the aggregate face amount of outstanding letters of credit, if any, under the new revolving credit facility.

     On the date on which the definitive documentation for the new credit facility is executed and the reorganization is completed, $200.0 million must be drawn under the new term loan facility while an additional $55.0 million in term debt will be available for multiple drawings in amounts to be agreed for a period of 18 months thereafter. Any amount outstanding at the end of the 18-month period will amortize quarterly in amounts to be agreed beginning three years and three months following the completion of the reorganization. The new revolving credit facility of $50.0 million will be available for multiple drawings prior to its final maturity, provided that no amounts under the new revolving credit facility will be available until all amounts under the new term facility have been fully drawn. The new revolving credit facility will begin reducing quarterly in amounts to be agreed beginning three years and three months following the closing of the new credit facility. All advances under the new credit facility will be subject to usual and customary conditions, including actual and pro forma covenant compliance and the requirement that the ratio of senior debt to net property, plant and equipment for the most recent fiscal quarter will not exceed 1:1.

     Loans under the new term loan portion of the new credit facility will be subject to mandatory prepayments from 50% of excess cash flow (to be agreed upon) for each fiscal year commencing with the fiscal year ending December 31, 2003, 100% of the net cash proceeds (subject to exceptions and reinvestment rights to be agreed upon) of asset sales or other dispositions (including insurance and condemnation proceeds) of property by Alamosa (Delaware) and its subsidiaries, and 100% of the net



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


proceeds of issuances of debt obligations of Alamosa (Delaware) and its subsidiaries (subject to exceptions to be agreed upon). After the term loans are repaid in full, mandatory prepayments will be applied to permanently reduce commitments under the revolving credit portion of the new credit facility.

     All obligations of Alamosa Holdings, LLC under the new credit facility will be unconditionally guaranteed on a senior basis by Superholdings, Alamosa, Alamosa (Delaware) and, subject to certain exceptions, by each current and future direct and indirect subsidiary of Alamosa (Delaware), including Alamosa PCS, Inc., Roberts and WOW.

     The new credit facility will be secured by a first priority pledge of all of the capital stock of Alamosa Holdings, LLC and subject to certain exceptions, each current and future direct and indirect subsidiary of Alamosa (Delaware), as well as a first priority security interest in substantially all of the assets (including all of the Sprint affiliation agreements with Alamosa, Roberts and WOW) of Alamosa (Delaware) and, subject to certain exceptions, each current and future direct and indirect subsidiary of Alamosa (Delaware).

     The new credit facility contains customary events of default, including, but not limited to:

     o the non-payment of the principal, interest and other obligations under the new credit facility;

     o the inaccuracy of representations and warranties contained in the final credit agreement or the violation of covenants contained in the final credit agreement;

     o    cross default and cross acceleration to other indebtedness;

     o    bankruptcy;

     o material judgments and certain events relating to compliance with the Employee Retirement Income Security Act of 1974 and related regulations;

     o actual or asserted invalidity of the security documents or guaranties of the new credit facility;

     o loss of rights to benefit of or the occurrence of any default under other material agreements that could reasonably be expected to result in a material adverse effect on Alamosa Holdings, LLC;

     o    the occurrence of a change of control (to be agreed upon); and

     o the occurrence of a termination event or a material breach of or other event that could reasonably be expected to result in the loss of material rights under the management, licences and other agreements between any of Alamosa, WOW, Roberts and their subsidiaries and Sprint PCS or under the consent and agreement to be entered into between Citicorp USA, Inc., as administrative agent for the lenders, and Sprint PCS.

     The new credit facility will contain numerous affirmative and negative covenants customary for credit facilities of a similar nature, including, but not limited to, negative covenants imposing limitations on the ability of Alamosa (Delaware), Alamosa Holdings, LLC and their subsidiaries, and as appropriate, Superholdings, to, among other things, (i) declare dividends or repurchase stock; (ii) prepay, redeem or repurchase debt; (iii) incur liens and engage in sale-leaseback transactions; (iv) make loans and investments; (v) incur additional debt, hedging agreements and contingent obligations; (vi) issue preferred stock of subsidiaries; (vii) engage in mergers, acquisitions and asset sales; (viii) engage in certain transactions with affiliates; (ix) amend, waive or otherwise alter material agreements or enter into restrictive agreements; and (x) alter the businesses they conduct.

     Alamosa Holdings, LLC will also be subject to financial covenants, including, but not limited to, the following financial covenants which will apply for an initial period of time until it anticipates achieving positive cash flows, including:

     o    minimum numbers of Sprint PCS subscribers;

     o    providing coverage to a minimum number of residents;

     o    minimum revenue;



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


     o    maximum negative EBITDA;

     o    ratio of senior debt to total capital;

     o    ratio of total debt to total capital; and

     o    maximum capital expenditures.

     After Alamosa Holdings, LLC has achieved positive cash flows, the financial covenants will include, but not be limited to, the following:

     o ratio of senior debt to EBITDA for the most recent period of four fiscal quarters;

     o ratio of total debt to EBITDA for the most recent period of four fiscal quarters;

     o ratio of fixed charges (the sum of debt service, capital expenditures and taxes) to EBITDA for the most recent period of four fiscal quarters; and

     o ratio of EBITDA to total cash interest expense for the most recent period of four fiscal quarters.

     Unless waived by the new credit facility lenders, the failure of Superholdings, Alamosa Holdings, LLC and their subsidiaries to satisfy or comply with any of the financial or other covenants, or the occurrence of an event of default under the new credit facility, will entitle the lenders to declare the outstanding borrowings under the new credit facility immediately due and payable and exercise all or any of their other rights and remedies. Any such acceleration or other exercise of rights and remedies would likely have a material adverse effect on Superholdings, Alamosa, Alamosa (Delaware), Alamosa Holdings, LLC and their subsidiaries.



MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION

     The reorganization has been structured so that U.S. holders of Alamosa common stock who exchange their shares for shares of Superholdings common stock will not recognize gain or loss for United States federal income tax purposes in connection with the Alamosa merger, except for taxes payable because of cash received by Alamosa stockholders in lieu of fractional shares.

     Tax matters are very complicated, and the tax consequences to you resulting from the Alamosa merger will depend on the facts of your own situation. You should consult with your own tax advisor for a full understanding of the tax consequences to you resulting from the Alamosa merger.


     The following summary discusses the material U.S. federal income tax consequences of the Alamosa merger to U.S. holders of Alamosa common stock.

     For purposes of this discussion, a U.S. holder means:

     o    a citizen or resident of the United States;

     o a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

     o a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust; or

     o an estate that is subject to U.S. federal income tax on its income regardless of its source.

     This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion assumes that Alamosa stockholders hold their Alamosa common stock and will hold their Superholdings common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his, her or its personal investment circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws, including:

     o    insurance companies;

     o    tax-exempt organizations;

     o    dealers in securities or foreign currency;

     o    banks or trusts;

     o persons that hold their Alamosa common stock as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction;

     o    persons that have a functional currency other than the U.S. dollar;

     o    investors in pass-through entities;

     o stockholders who acquired their Alamosa common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

     o    holders of options granted under any Alamosa benefit plan.

Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws.

     Neither Alamosa nor Superholdings has requested a ruling from the United States Internal Revenue Service with respect to any of the U.S. federal income tax consequences of the Alamosa merger and, as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.


     THE ALAMOSA MERGER. Haynes and Boone, LLP, counsel to Alamosa, has delivered its opinion to Alamosa to the effect that the direct merger of Alamosa Sub with and into Alamosa, with Alamosa surviving the merger, and the conversion of each share of Alamosa common stock issued and outstanding immediately prior to the Alamosa merger into the right to receive one share of Superholdings common stock will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Internal Revenue Code. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representations or assumptions to be true, correct and complete in all material respects, could affect the continuing validity of the Haynes and Boone, LLP tax opinion.


     Based on such tax opinion, the following tax consequences would arise:

     o no gain or loss will be recognized by Superholdings, Alamosa or Alamosa Sub in connection with the Alamosa merger;


     o no gain or loss will be recognized by U.S. holders of Alamosa common stock on the exchange of their Alamosa common stock for Superholdings common stock (except with respect to cash received by U.S. holders of Alamosa common stock in lieu of fractional shares of Superholdings common stock, if any);


     o the aggregate adjusted basis of the Superholdings common stock received in the Alamosa merger by a U.S. holder of Alamosa common stock will be equal to the aggregate adjusted basis of the U.S. holder's Alamosa common stock exchanged for that Superholdings common stock (reduced by any amount allocable to the fractional share interests in Superholdings common stock for which cash is received); and

     o the holding period of the Superholdings common stock received in the Alamosa merger by a U.S. holder of Alamosa common stock will include the holding period of the U.S. holder's Alamosa common stock exchanged for that Superholdings common stock.


     CASH INSTEAD OF FRACTIONAL SHARES. The receipt of cash instead of a fractional share of Superholdings common stock by a U.S. holder of Alamosa common stock will result in taxable gain or loss to such U.S. holder for U.S. federal income tax purposes based upon the difference between the amount of cash received by such U.S. holder and the U.S. holder's adjusted tax basis in the fractional share as set forth above. The gain or loss will constitute capital gain or loss and will constitute long-term capital gain or loss if the U.S. holder's holding period is greater than twelve months as of the date of the Alamosa merger. For non-corporate U.S. holders, this long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.



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


     BACKUP WITHHOLDING. Certain non-corporate Alamosa stockholders may be subject to backup withholding at a 31% rate on cash payments received instead of fractional shares of Superholdings common stock. Backup withholding will not apply, however, to an Alamosa stockholder who:


     o furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to Alamosa stockholders following the date of completion of the Alamosa merger;

     o provides a certification of foreign status on Form W-8 or successor form; or

     o    is otherwise exempt from backup withholding.


     REPORTING REQUIREMENTS. A U.S. holder of Alamosa common stock receiving Superholdings common stock as a result of the Alamosa merger may be required to retain records related to such U.S. holder's Alamosa common stock, as the case may be, and file with its federal income tax return, a statement setting forth facts relating to the Alamosa merger.


     This summary of material U.S. federal income tax consequences is intended to provide only a general summary and is not intended to be a complete analysis or description of all potential federal income tax consequences of the Alamosa merger. In addition, the summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, the summary does not address any non-income tax or any foreign, state or local tax consequences of the Alamosa merger. The summary does not address the tax consequences of any transaction other than the Alamosa merger. Accordingly, each Alamosa stockholder is strongly urged to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences of the Alamosa merger to the stockholder.



REGULATORY MATTERS

     HART-SCOTT-RODINO ACT AND STATE ANTITRUST LAWS. We may not complete the Alamosa merger until after notification to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Act. The applicable waiting period under the Hart-Scott-Rodino Act with respect to the Alamosa merger expired on September 9, 2000.

     FEDERAL COMMUNICATIONS COMMISSION. Pursuant to the Communications Act of 1934 and FCC rules, the transfer of control of companies holding, or the assignment of, licenses issued by the FCC typically requires prior FCC approval. WOW holds certain microwave FCC licenses which require the approval of the FCC before the licenses can be transferred to Superholdings.

     Completion of the WOW merger is conditioned upon, among other factors, grants of the requisite FCC consents becoming final. A "final" FCC order is one that has not been stayed and is no longer subject to review by the FCC or the courts because the statutory period for seeking such review has expired without any request for review or stay pending. Following the FCC's grants of consents to the transfers, there may be post-grant challenges by private parties or actions by the FCC or the courts that would delay or prevent finality.

     On November 22, 2000, the FCC issued the public notice of its consent to the transfer of control of WOW's microwave licenses. With this notice, the parties have the approval required from the FCC to complete the WOW merger. The FCC's consent became a "final order" on January 2, 2001.


     We know of no other regulatory approvals necessary to complete the reorganization.


ACCOUNTING TREATMENT

     Each of the Roberts merger and the WOW merger will be accounted for under the purchase method of accounting. See "Pro Forma Condensed Combined Financial Statements (Unaudited)."


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

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES OF ALAMOSA AND OTHERS

     The shares of Superholdings common stock to be issued to Alamosa stockholders in connection with the reorganization will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act of 1933, except for shares of Superholdings common stock issued to any person who is deemed to be an "affiliate" of Alamosa. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of Alamosa and may include Superholdings' executive officers and directors, as well as its significant stockholders. Affiliates may not sell their shares of Superholdings common stock acquired in connection with the reorganization except pursuant to:

     o an effective registration statement under the Securities Act of 1933 covering the resale of those shares;

     o    paragraph (d) of Rule 145 under the Securities Act of 1933; or

     o    any other applicable exemption under the Securities Act of 1933.

     Superholdings' registration statement on Form S-4, of which this proxy statement-prospectus forms a part, does not cover the resale of shares of Superholdings common stock to be received by an affiliate of Alamosa in the reorganization.


     The shares of Superholdings common stock to be issued to the current members of Roberts Holdings and WOW Holdings in connection with the reorganization are not being registered under the Securities Act of 1933 and, accordingly, may only be sold pursuant to an effective registration statement under the Securities Act covering the resale of those shares or an applicable exemption under the Securities Act.

     It is a condition to Alamosa's obligation to complete each of the Roberts and WOW mergers that each of the members of Roberts Holdings and WOW Holdings must agree to a "lock-up" arrangement under which they will be prohibited from selling or disposing of their shares of Superholdings common stock until September 30, 2001, without the prior written consent of Superholdings. Superholdings has agreed to file a registration statement on Form S-1 no later than July 31, 2001 and to keep such registration statement effective for a period of one year after the later of: (i) the first day the registration statement becomes effective and (ii) October 1, 2001. Such registration statement will allow the members of WOW Holdings and Roberts Holdings to freely resell the shares of Superholdings common stock that they receive pursuant to the reorganization. Accordingly, following expiration of the "lock-up" arrangements on September 30, 2001, all members of Roberts Holdings and WOW Holdings will be in a position to sell their shares of Superholdings common stock without restriction if the registration statement has been declared effective by the SEC. See "The Roberts Merger--Agreements with Michael and Steve Roberts--"Lock-up" Agreement." and "The WOW Merger--Post-Closing Agreements--"Lock-up" Agreement."


NASDAQ NATIONAL MARKET LISTING OF SUPERHOLDINGS COMMON STOCK TO BE ISSUED IN THE REORGANIZATION

     Alamosa has agreed to use its reasonable best efforts to cause the shares of Superholdings common stock to be issued in the reorganization to Alamosa stockholders and to members of Roberts Holdings and WOW Holdings to be approved for listing on The Nasdaq National Market under Alamosa's current symbol "APCS", subject to official notice of issuance, before the completion of the reorganization.



APPRAISAL RIGHTS

     Under Delaware law, Alamosa stockholders are not entitled to appraisal rights in connection with the reorganization.


DELISTING AND DEREGISTRATION OF ALAMOSA COMMON STOCK AFTER THE REORGANIZATION

     When the reorganization is completed, Alamosa common stock will be delisted from The Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

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                              THE ALAMOSA MERGER

     The following summary of the Alamosa reorganization agreement is qualified in its entirety by reference to the complete text of the Alamosa reorganization agreement, which is incorporated herein by reference and attached as Appendix A to this proxy statement-prospectus. You are urged to read the full text of the Alamosa reorganization agreement.


THE ALAMOSA MERGER


     Pursuant to the Alamosa reorganization agreement, Alamosa Sub will merge with and into Alamosa. As a result of the Alamosa merger, Alamosa Sub will cease to exist as a separate corporate entity and Alamosa will continue as the surviving corporation under the laws of the State of Delaware and a wholly-owned subsidiary of Superholdings.

     The officers and directors of Alamosa immediately prior to the Alamosa merger will be the officers and directors of the surviving corporation until their respective successors are duly elected or appointed and qualified. The amended and restated certificate of incorporation and the amended and restated by-laws of Alamosa in effect at the effective time will be certificate of incorporation and by-laws of the surviving corporation.

CONVERSION OF SHARES

     At the effective time of the Alamosa merger, each share of Alamosa common stock issued and outstanding immediately prior to the merger will be converted into the right to receive one share of Superholdings common stock.

EFFECTIVE TIME OF THE ALAMOSA MERGER

     The Alamosa merger will be effective as of the date and time set forth in the certificate of merger that will be filed with the Secretary of State of the State of Delaware on the closing date of the Alamosa merger.

     The closing of the Alamosa merger will occur on the third business day after the satisfaction or written waiver of all the conditions contained in the Alamosa reorganization agreement. However, Superholdings or Alamosa may delay the closing, but not beyond March 31, 2001, in order to achieve satisfaction or waiver of the conditions contained in one or more "sister agreement." The Alamosa reorganization agreement defines "sister agreements" to include the Roberts reorganization agreement, the WOW reorganization agreement and any other agreements entered into by Alamosa, Superholdings and Alamosa Sub pursuant to which other business entities join in the reorganization.


CONDITIONS TO THE ALAMOSA MERGER


     The obligations of Alamosa, Superholdings and Alamosa Sub to complete the Alamosa merger are subject to a number of conditions, including:

     o the adoption of the Alamosa reorganization agreement by the affirmative vote of the holders of the requisite number of shares of Alamosa common stock pursuant to Alamosa's amended and restated certificate of incorporation, amended and restated by-laws and applicable law;

     o the waiting period prescribed by the Hart-Scott-Rodino Act shall have expired or early termination of the waiting period thereunder shall have been granted (this waiting period expired on September 9, 2000);

     o there being no action, suit or other legal restraint or prohibition threatened or pending in connection with the execution of the Alamosa reorganization agreement or the completion of the Alamosa merger; and


     o all conditions precedent to the completion of at least one of the "sister agreements" must have been satisfied or waived.


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PROCEDURE TO EXCHANGE CERTIFICATES



     Prior or concurrently with the Alamosa merger, Superholdings will enter into an agreement with a bank or trust company which will act as exchange agent. Such agreement will provide that Superholdings will deposit at the effective time of the Alamosa merger, through the exchange agent, the certificates of Superholdings common stock to be issued to Alamosa stockholders in the Alamosa merger, together with any dividends or distributions with respect thereto with a record date after the effective time of the Alamosa merger.

     As soon as practicable after the completion of the reorganization, a transmittal letter will be mailed by the exchange agent to each Alamosa stockholder. This transmittal letter will contain instructions for the surrender of certificates representing Alamosa common stock in exchange for shares of Superholdings common stock. Alamosa stockholders should complete and sign the letter of transmittal and return it to the exchange agent together with their stock certificates in accordance with the instructions.

     YOU SHOULD NOT RETURN YOUR ALAMOSA COMMON STOCK CERTIFICATES WITH THE ENCLOSED PROXY AND YOU SHOULD NOT FORWARD THEM TO THE EXCHANGE AGENT UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL AFTER COMPLETION OF THE REORGANIZATION.

     In each case, taxes will be withheld as required. No interest will be paid or accrued on any cash payable upon the surrender of any certificate of Alamosa common stock. No dividends or other distributions with respect to Superholdings common stock will be paid to the holders of any unsurrendered certificates of Alamosa common stock until the surrender of such certificates. No holder of an unsurrendered Alamosa common stock certificate will be entitled, until surrender of such certificate, to vote the shares of Superholdings common stock into which the shares of Alamosa common stock represented thereby have been converted.


     Any portion of the exchange fund which remains undistributed to the holders of shares of Alamosa common stock for 180 days after the completion of the Alamosa merger will be delivered to Superholdings, upon demand, and any holder of shares of Alamosa that has not complied with the exchange procedure may look only to Superholdings, and only as a general creditor thereof, for payment of the merger consideration and any cash instead of fractional shares and unpaid dividends or distributions on the shares of Superholdings common stock.

     Neither Superholdings, Alamosa, Alamosa Sub nor the exchange agent will be liable to any person in respect of any payments or distributions payable from the exchange fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by former Alamosa stockholders five years after the completion of the Alamosa merger will become the property of Superholdings to the extent permitted by applicable law, free and clear of all claims or interests of any persons previously entitled thereto.

TREATMENT OF ALAMOSA STOCK OPTIONS


     At the effective time of the Alamosa merger, each then outstanding option to purchase Alamosa common stock under Alamosa's long-term incentive plan, whether or not then exercisable or fully vested, will be assumed by Superholdings and will constitute an option to acquire, on substantially the same terms and subject to substantially the same conditions as were applicable under that option, shares of Superholdings common stock. The number of shares of Superholdings common stock to which each holder of Alamosa stock options is entitled will be the same as the number of shares of Alamosa common stock subject to such Alamosa option immediately prior to the effective time of the Alamosa merger. In addition, the term, vesting, exercisability, status as an "incentive stock option," if applicable, under Section 422 of the Code or as an employee stock purchase plan option, if applicable, under Section 423 of the Code, and termination provisions of the Alamosa options will remain the same for the substitute options.


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COVENANTS REGARDING COMPLETION OF THE TRANSACTION


     CONSENTS. The parties to the Alamosa reorganization agreement have agreed to use their reasonable best efforts to obtain all approvals and consents as are necessary for the completion of the reorganization.


     SECTION 16(B) RESOLUTION--SUPERHOLDINGS. The parties to the Alamosa reorganization agreement have agreed that prior to the completion of the reorganization, the board of directors of Superholdings will pass a resolution approving, for purposes of Rule 16b-3 of the Exchange Act of 1934, the issuance of Superholdings common stock and other equity securities (derivative and nonderivative) pursuant to the Alamosa merger, to the directors, officers and other persons subject to potential liability under Section 16(b) of the Exchange Act of 1934.


     SECTION 16(B) RESOLUTION--ALAMOSA. The parties to the Alamosa reorganization agreement have agreed that prior to the completion of the reorganization, the board of directors of Alamosa will pass a resolution approving, for purposes of Rule 16b-3 of the Exchange Act of 1934, the disposition of Alamosa common stock and other equity securities (derivative or nonderivative) pursuant to the Alamosa merger, by the directors, officers and other persons subject to potential liability under Section 16(b) of the Exchange Act of 1934.


TERMINATION AND AMENDMENT

     TERMINATION. The Alamosa reorganization agreement may be terminated if the Roberts reorganization agreement, the WOW reorganization agreement and all other "sister agreements" are terminated prior to completion of the Alamosa merger.

     AMENDMENT. The parties may amend the Alamosa reorganization agreement in writing at any time prior to the time of the Alamosa merger. However, after stockholder approval, the parties will not make any amendment which would reduce the amount or change the type of consideration into which the shares of Alamosa common stock will be converted upon completion of the Alamosa merger.

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                              THE ROBERTS MERGER

     The following summary of the Roberts reorganization agreement is qualified in its entirety by reference to the complete text of the Roberts reorganization agreement, which is incorporated herein by reference and attached as Appendix B to this proxy statement-prospectus. You are urged to read the full text of the Roberts reorganization agreement. As used herein the term "Roberts parties" means each of Roberts, Roberts Holdings and the members of Roberts Holdings.


THE ROBERTS MERGER

     Pursuant to the Roberts reorganization agreement, the members of Roberts have formed Roberts Holdings, which holds all of the outstanding membership interests of Roberts. At the effective time of the Roberts merger, Roberts Holdings will merge with and into Superholdings. As a result, Roberts Holdings will cease to exist as a separate legal entity and Superholdings will continue as the surviving corporation under Delaware law and will retain its name. The merger will have the effects provided in Section 264 of the Delaware General Corporation Law and Sections 347.700 through 347.735 of the Missouri Limited Liability Company Act and other applicable provisions of both statutes.

CONVERSION OF MEMBERSHIP UNITS


     Upon completion of the Roberts merger, each unit of membership interest of Roberts Holdings will be converted into the right to receive (i) 675 shares of Superholdings common stock and (ii) up to $200 in cash, without any interest thereon. The aggregate consideration to be paid to the members of Roberts Holdings in the Roberts merger will be 13.5 million shares of Superholdings common stock and up to $4.0 million in cash. No holder of membership interests of Roberts Holdings will have any rights as a member of Roberts Holdings or Roberts following the Roberts merger.

     Superholdings will have the right to withhold from the aggregate amount of the cash consideration to be paid pursuant to the Roberts merger the amounts, including interest, then owing from the members of Roberts Holdings to Alamosa pursuant to any outstanding borrowings, as well as the amount of any transfer taxes owed as a result of the formation of Roberts Holdings or Roberts' or Roberts Holdings' participation in the Roberts merger. As a result of the outstanding $14.5 million loan from Alamosa Operations to Roberts Tower, Alamosa expects to withhold the full $4.0 million in cash consideration to be applied against the outstanding balance of this loan.


EFFECTIVE TIME OF THE ROBERTS MERGER

     The Roberts merger will be effective as of the date and time set forth in the certificate of merger that will be filed with the Secretary of State of the State of Delaware.

CONDITIONS TO THE ROBERTS MERGER

     MUTUAL CONDITIONS. The obligations of Alamosa, Superholdings, Alamosa Sub, Roberts, Roberts Holdings and the members of Roberts Holdings to complete the Roberts merger are subject to the following conditions:


     o the adoption of the Alamosa reorganization agreement by the affirmative vote of the holders of the requisite number of shares of Alamosa common stock pursuant to Alamosa's amended and restated certificate of incorporation, amended and restated by-laws and applicable law;

     o the approval of the issuance of shares of Superholdings common stock in the Roberts merger by the requisite vote of the stockholders of Alamosa pursuant to the rules of The Nasdaq National Market;

     o the approval for listing on The Nasdaq National Market of Superholdings common stock issuable to the Roberts Holdings members in the Roberts merger;

     o the acceptance for filing by the secretaries of state of the State of Delaware and the State of Missouri of the certificates of merger for the Alamosa merger and the Roberts merger; and


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


     o the satisfaction of all conditions to the completion of the Alamosa merger, except the condition precedent to the Alamosa merger which states that all conditions precedent to the completion of the Roberts reorganization agreement or a "sister agreement" will have been satisfied or duly waived.


     CONDITIONS TO THE OBLIGATIONS OF SUPERHOLDINGS AND ALAMOSA. The obligations of Superholdings, Alamosa and Alamosa Sub to complete the Roberts merger are subject to the satisfaction or waiver of the following additional conditions:


     o The representations and warranties made by the Roberts parties in the Roberts reorganization agreement must be true and correct at the closing, except as affected by the reorganization and except as will not constitute a "Roberts material adverse change."


     o The Roberts parties must have performed and complied with all agreements and covenants to be performed or complied with by them on or prior to the closing date under the Roberts reorganization agreement or any related agreement, except as will not constitute a "Roberts material adverse change."


          The two conditions listed above will be satisfied even when a "Roberts material adverse change" has occurred, unless the "Roberts material adverse change":

          o    occurred on or prior to July 31, 2000;

          o was caused after July 31, 2000 by the actions of the members of Roberts Holdings, the board of managers of Roberts or Roberts Holdings, or any agent of Roberts or Roberts Holdings (if such agent is not under the supervision of Alamosa pursuant to the services agreement between Roberts and Alamosa Operations); or

          o was caused by the failure of any of the persons identified in the prior bullet point to take actions that (i) would be taken in the ordinary course of business of Roberts and Roberts Holdings and (ii) have not been delegated to Alamosa Operations under the services agreement between Alamosa Operations and Roberts.

     o The Roberts parties must have obtained all consents, approvals and authorizations of third parties required in connection with the Roberts merger and the Alamosa merger, except for those consents which, if not obtained, would not constitute a "Roberts material adverse change."

     o Alamosa must have obtained all consents, approvals and authorizations of third parties required in connection with the Roberts reorganization agreement or any related agreement, except for those consents which, if not obtained, would not constitute an "Alamosa material adverse change."

     o Superholdings must have obtained all governmental licenses and permits necessary to enable Superholdings to conduct the business of Roberts after the closing as previously conducted, except for those licenses and permits that if not obtained would not constitute a "Roberts material adverse change."

     o No stop order suspending the effectiveness of the Form S-4, of which this proxy statement-prospectus forms a part, has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

     o No action, suit or proceeding is threatened or pending, and no preliminary or permanent injunction or order is in effect, seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the Roberts reorganization agreement or any related agreement or the completion of the transactions contemplated by those agreements, except as would not cause a "Roberts material adverse change."

     o The members of Roberts Holdings have repaid to Roberts all amounts owed by them other than unpaid capital contributions called and payable after the date of the Roberts reorganization agreement.

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

     o The Roberts parties must have entered into all other agreements provided for in the Roberts reorganization agreement, including:

          o a "lock-up" agreement between Superholdings and each of the members of Roberts Holdings,

          o    a release by each of the members of Roberts Holdings,

          o a master lease agreement between Superholdings and the members of Roberts Holdings, (see "--Agreements with Michael and Steven Roberts--Master Lease Agreement"), and

          o a joint venture development agreement between Superholdings and the members of Roberts Holdings, or an entity controlled by them. For more information about these agreements, see "--Agreements with Michael and Steven Roberts."

     o The members of Roberts Holdings must have delivered to Superholdings all necessary landlord agreements, waivers and consents and all mortgage holder non-disturbance agreements for all tower properties they or their affiliates own that are leased to Roberts, and must have used their reasonable best efforts to obtain landlord consents for all other tower properties that Roberts leases.



     The Roberts reorganization agreement defines a "Roberts material adverse change" as any change, effect, event or occurrence that would reasonably be expected to:

     o result in liabilities to Superholdings (on a consolidated basis), at or after completion of Roberts merger, of at least $40.0 million;

     o result in a reduction of cash flow or increased losses of Superholdings, at or after the completion of the Roberts merger, discounted at 10%, having a net present value of at least $40.0 million; or

     o materially impair or delay the ability of Superholdings, Alamosa, Alamosa Sub or the Roberts parties to complete the Roberts merger and the Alamosa merger.


     CONDITIONS TO THE OBLIGATIONS OF ROBERTS. The obligations of the Roberts parties to complete the Roberts merger and the related transactions are subject to the satisfaction or waiver of the following additional conditions:


     o The representations and warranties made by Alamosa, Superholdings and Alamosa Sub in the Roberts reorganization agreement must be true and correct at the closing, except as affected by the reorganization and except as will not constitute an "Alamosa material adverse change," with certain exceptions.

     o Alamosa, Superholdings and Alamosa Sub must have performed and complied with all agreements and covenants to be performed or complied with by them on or prior to the closing date under the Roberts reorganization agreement or any related agreement, except as will not constitute an "Alamosa material adverse change."

     o No action, suit or proceeding is threatened or pending, and no preliminary or permanent injunction or order is in effect, seeking to restrain or prohibit or to obtain damages or other relief in connection with the execution and delivery of the Roberts reorganization agreement, or any related agreement or the completion of the transactions contemplated by those agreements, except as will not cause an "Alamosa material adverse change."


     o Alamosa must have obtained all consents, approvals and authorizations of third parties required in connection with the transactions contemplated by the Roberts reorganization agreement or any related agreement, except for those consents that, if not obtained, would not constitute an "Alamosa material adverse change."


     o Alamosa must have made all filings that are required to be made with any governmental authority in connection with the Roberts merger, except for those filings that, if not made, would not constitute an "Alamosa material adverse change."


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

     The Roberts reorganization agreement defines an "Alamosa material adverse change" as any change, effect, event or occurrence that would reasonably be expected to:

     o result in liabilities to Superholdings (on a consolidated basis), at or after completion of the Roberts merger, of at least $190.0 million;

     o result in a reduction of cash flow or increased losses of Superholdings, at or after completion of the Roberts merger, discounted at 10%, having a net present value of at least $190.0 million; or

     o materially impair the ability of Alamosa, Superholdings or Alamosa Sub to complete the Roberts merger and the Alamosa merger, including the failure to deliver the merger consideration.


COVENANT RELATING TO CONDUCT OF BUSINESS


     Roberts has agreed that from July 31, 2000 to the effective time of the Roberts merger, it will conduct its business and operations only in the ordinary course of business and consistent with past practices. The members of Roberts Holdings also have agreed to cause all indebtedness that any of them or any of Roberts', Roberts Holdings' or their subsidiaries' affiliates owes to Roberts, Roberts Holdings or any subsidiary to be paid in full prior to closing.


COVENANTS REGARDING COMPLETION OF THE TRANSACTION


     SATISFACTION OF CONDITIONS TO CLOSING. The parties to the Roberts reorganization agreement have agreed to use their reasonable best efforts to satisfy the conditions to the obligations of the parties under the Roberts reorganization agreement, and to complete the transactions provided for under the Roberts reorganization agreement as promptly as practicable.

     NO SOLICITATION. In the Roberts reorganization agreement, the Roberts parties have agreed that they will not, and will not authorize or permit any subsidiary or any of their affiliates, officers, directors, employees, agents or representatives to, directly or indirectly, initiate, solicit, encourage, or take any action to facilitate, any acquisition proposal from a third party.


     VOTING AGREEMENT. If requested by Alamosa, the members of Roberts Holdings have agreed to:

     o vote in favor of the Roberts merger and against any acquisition proposal by a third party;

     o take all reasonable actions in support of or to complete as promptly as practicable the transactions contemplated by the Roberts reorganization agreement;

     o take no action that will impair the completion of the Roberts merger or the Alamosa merger;

     o not grant to any other person or entity a proxy or other right to vote their membership interests;

     o    not transfer or agree to transfer any membership interest; and

     o not exercise dissenters' rights to receive cash or other consideration instead of Superholdings stock.


COVENANTS REGARDING COMPENSATION MATTERS

     EMPLOYMENT AGREEMENT. Each party to the Roberts reorganization agreement has agreed to use its reasonable best efforts to cause Superholdings or any of its subsidiaries and Suzanne Mears to execute and deliver an employment agreement reasonably acceptable to Superholdings. The employment agreement will provide that Ms. Mears will be eligible for compensation, benefits and stock options under Superholdings' guidelines and policies (which will be substantially identical to Alamosa's guidelines and policies existing on July 31, 2000) for similarly situated employees. The failure to enter into the employment agreement, for any reason, will not be a breach of the Roberts reorganization agreement.


     CONSULTING AGREEMENT. Alamosa and the members of Roberts Holdings have agreed to use their reasonable best efforts to enter into a five-year consulting agreement with Kay Gabbert. Ms. Gabbert's consulting agreement will:

     o    be effective as of July 1, 2000;

     o provide that she receive monthly compensation of $1,000 until the closing of the Roberts merger; and

     o provide that she receive options for 40,000 shares of Alamosa common stock vesting over five years, at an exercise price of $18.79.

     At the closing, Superholdings will offer Ms. Gabbert a five-year consulting agreement with annual compensation of $100,000, payable monthly. The consulting agreement will also provide that Ms. Gabbert will be reimbursed for reasonable, approved expenses incurred by her while conducting business for Superholdings. The failure to enter into this consulting agreement, for any reason, will not be a breach of the Roberts reorganization agreement.

     STOCK OPTIONS. At the closing of the Roberts merger, Superholdings will issue stock options to purchase a total of 75,000 shares of Superholdings common stock to certain employees and consultants of Roberts to be identified by Michael and Steven Roberts prior to closing. The options will have an exercise price of 90% of the market value of Superholdings common stock on the date of grant. These options will be subject to other terms to be provided by Michael and Steven Roberts prior to closing.

AGREEMENTS WITH MICHAEL AND STEVEN ROBERTS

     CONSULTING AGREEMENTS. Alamosa and the members of Roberts Holdings have agreed to use their reasonable best efforts to enter into five-year consulting agreements with Michael Roberts and Steven Roberts. Michael and Steven Roberts' consulting agreements will provide each of them with an annual compensation of $125,000, to be paid monthly.

     The consulting agreements will also provide that the consultants will be reimbursed for reasonable, approved expenses incurred by them while conducting business for Superholdings. The failure to enter into any of these consulting agreements, for any reason, will not be a breach of the Roberts reorganization agreement.


     MASTER LEASE AGREEMENT. Superholdings and Michael and Steven Roberts, through one or more entities controlled by them, have agreed to use their reasonable best good faith efforts to enter into a master lease agreement reasonably acceptable to Superholdings. The master lease agreement will provide those entities with the first right to negotiate tower space leases on a "build-to-suit" basis within Superholdings' present and future territory with terms similar to Alamosa's current leases for towers. The master lease agreement will:


     o have a five-year term, will not terminate during that term if Superholdings retains its Sprint PCS affiliation, and will be subject to five-year extensions if agreed by all parties to the master lease agreement;

     o    be subject to performance criteria;

     o provide that new contracts with Michael and Steven Roberts will be negotiated after the Phase I build-out under existing contracts is complete; and

     o    extend to any acquisitions by Superholdings.


     The master lease agreement will also provide that from time to time as Superholdings determines that it requires additional tower sites, it will notify Roberts Tower Company, a corporation owned and operated by Michael and Steven Roberts, and provide Roberts Tower Company with information concerning the proposed locations of such sites, the technical requirements and any available search rings. After Roberts Tower Company has been provided with that information, Superholdings will grant Roberts Tower Company the exclusive right for a period of 30 days to negotiate with Superholdings for Roberts Tower Company to provide those tower sites. Superholdings agrees that during such 30-day period it will negotiate with Roberts Tower Company in good faith for Roberts Tower Company to provide such tower sites. After the 30-day period, Superholdings may obtain the tower sites from third parties. If Superholdings has not entered into an agreement to obtain the tower sites within 12 months after the notice to Roberts Tower Company, then Superholdings must again comply with the notice and negotiation procedure.



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

     LEASES. Superholdings and the members of Roberts Holdings, through one or more entities controlled by them, have agreed to enter into agreements providing for the lease by Roberts of certain assets, including the principal executive offices of Roberts in St. Louis and certain tower assets to be transferred by Roberts to Michael and Steven Roberts prior to the completion of the Roberts merger. These leases will provide that:

     o Roberts will pay $1,400 per month for the initial term of the leases for towers within the Roberts footprint;

     o the initial term of the leases will be for five years, with renewal options;

     o there will be a return based on dollars invested in the switch and retail locations that is consistent with comparable lease rates in the respective markets; and

     o the leases will be on terms reasonably satisfactory to Superholdings that are similar to those found on comparable leases entered into by Alamosa and Roberts with nonaffiliates.


     The failure to enter into these leases for any reason will not constitute a breach of the Roberts reorganization agreement.

     ASSET TRANSFERS. Before the closing date of the Roberts merger, Roberts will transfer to Michael and Steven Roberts, Roberts Tower Company or other entities controlled by them, certain assets that will include certain real estate, towers, Nortel base stations and retail store sites that were funded directly or indirectly with capital contributions to Roberts by Michael and Steven Roberts. The total fair market value of the assets so transferred plus the aggregate cash to be received by Michael and Steven Roberts as part of their consideration in the Roberts merger will not exceed $12.0 million or such other amount equal to Michael and Steven Roberts' actual capital investment as agreed to by the parties. The total amount of cash to be received by Michael and Steven Roberts in conjunction with the asset transfers and as merger consideration will not exceed $4.0 million. If any assets of Roberts or Roberts Holdings other than those specified in the Roberts reorganization agreement are transferred to Michael and Steven Roberts or Roberts Tower Company, then the aggregate cost of those assets will be deducted from the amount of cash to be received by Michael and Steven Roberts as part of their consideration in the Roberts merger.


     JOINT VENTURE DEVELOPMENT AGREEMENT. Superholdings and Michael and Steven Roberts or an entity controlled by them have agreed to use their reasonable best good faith efforts to enter into a joint venture development agreement reasonably acceptable to Superholdings, providing for the formation of international joint ventures on a non-exclusive basis. The joint venture development agreement will provide that:

     o entry by Superholdings into any specific joint venture will be conditioned upon and subject to Superholdings' approval of a business plan for the joint venture;

     o Superholdings will finance all costs of any joint venture into which it enters; and


     o each joint venture will be owned 50% by Michael and Steven Roberts and 50% by Superholdings provided that Superholdings is the manager of the joint venture.

     RESALE AGREEMENT. Superholdings and its subsidiaries and Michael and Steven Roberts or an entity controlled by them have agreed to use their reasonable best good faith efforts to enter into a resale agreement reasonably acceptable to Superholdings and its subsidiaries permitting Michael and Steven Roberts or entities controlled by them to buy air time at a discount for resale on a basis no less favorable than any other similar agreement Superholdings may have. Such resale agreement may only be entered into by the parties in accordance with the terms of their affiliation agreements with Sprint PCS. The failure to enter into this resale agreement, for any reason, will not be a breach of the Roberts reorganization agreement.

     PAYMENT OF PENALTIES TO SPRINT PCS. Superholdings may be required to make certain payments to Sprint PCS pursuant to the Roberts management agreement with Sprint Spectrum, LP and SprintCom, Inc. at the closing of the reorganization. For more information on these payments, see "Affiliations Agreements with Sprint PCS--The Management Agreements--Network Build Out."

     MEMBERS' RELEASES. As a condition to Alamosa's obligation to complete the Roberts merger, Michael and Steven Roberts must execute and deliver at closing releases of any present or future claims by them against Roberts, Roberts Holdings and their successors, assigns, officers, directors, employees and agents, other than claims for unpaid compensation and benefits.

     DIRECTORS. Steven Roberts and Michael Roberts will be appointed to the Superholdings board of directors as Class II and Class III directors, respectively, effective upon completion of the Roberts merger, with Michael Roberts nominated to serve as vice-chairman of the board. Class II directors will stand for election at the annual meeting of Superholdings stockholders to be held in 2002. Class III directors of Superholdings will stand for election at the annual meeting of Superholdings stockholders to be held in 2003.

     USE OF NAME. After the closing Michael and Steven Roberts will have the right to conduct business under the name "Roberts Wireless Communications" and all derivatives thereof.


     "LOCK-UP" AGREEMENT. As a condition to Alamosa's obligation to complete the Roberts merger, Michael and Steven Roberts must enter into a "lock-up" agreement with Superholdings, which agreement will prohibit the sale or other disposition of their shares of Superholdings common stock received in the Roberts merger until September 30, 2001, without the prior written consent of Superholdings. However, each of them may pledge up to 40% of his Superholdings stock as collateral for margin loans. If Superholdings enters into a "lock-up" agreement with any person who receives at least 25% of the Superholdings common stock issued pursuant to an agreement whereby another entity merges with Superholdings simultaneously with the Alamosa merger, and such "lock-up" agreement contains terms more beneficial to such person than any "lock-up" agreement that Michael and Steven Roberts executes, then Michael and Steven Roberts may substitute the more preferable "lock-up" agreement in its entirety for such "lock-up" agreement.

     RESALE REGISTRATION STATEMENT. Subject to certain limitations, Alamosa, Superholdings and Roberts must jointly prepare a registration statement on Form S-1 to be filed with the SEC by Superholdings in connection with the resale by Michael and Steven Roberts of the shares of Superholdings common stock that they receive in the Roberts merger. Such registration statement must be filed no later than July 31, 2001 and Superholdings will use reasonable best efforts to have it declared effective by October 1, 2001. Superholdings will use its best efforts to keep any such Form S-1 effective for at least one year after the later of (i) the first day the registration statement becomes effective and
(ii) October 1, 2001. These registration rights must be replaced by any more beneficial terms that may be contained in any reorganization agreement whereby another business entity joins in the reorganization.



TERMINATION

     The Roberts reorganization agreement may be terminated before the effective time of the Roberts merger by the mutual written consent of Alamosa, Superholdings, Roberts and Roberts Holdings.

     The Roberts reorganization agreement also may be terminated before the effective time of the Roberts merger by Alamosa or Superholdings if:

     o any one or more of the Roberts parties' representations or warranties in the Roberts reorganization agreement is untrue or incorrect, except as will not constitute a "Roberts material adverse change";

     o any of the Roberts parties fails to perform any of their covenants or agreements contained in the Roberts reorganization agreement, except as will not constitute a "Roberts material adverse change"; or


     o any of the conditions to Alamosa's and Superholdings' obligations to complete the transactions provided for in the Roberts reorganization agreement becomes impossible to satisfy.


     For purposes of the first two bullet points above, a "Roberts material adverse change" will be deemed to have occurred only if it:

     o    occurred on or prior to July 31, 2000;


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

     o was caused after July 31, 2000 by the actions of the members of Roberts Holdings, the board of managers of Roberts or Roberts Holdings, or any agent of Roberts or Roberts Holdings (if such agent is not under the supervision of Alamosa pursuant to the services agreement between Roberts and Alamosa Operations described below); or

     o was caused by the failure of any of the persons identified in the prior bullet point to take actions that would be taken in the ordinary course of business of Roberts and Roberts Holdings and have not been delegated to Alamosa under the services agreement between Alamosa Operations and Roberts.

     The Roberts reorganization agreement also may be terminated before the effective time of the Roberts merger by Roberts if:

     o any of Alamosa's, Superholdings' or Alamosa Sub's representations or warranties contained in the Roberts reorganization agreement is untrue or incorrect, except as will not have an "Alamosa material adverse change";

     o Alamosa, Superholdings or Alamosa Sub fails to perform its covenants or agreements contained in the Roberts reorganization agreement, except as will not have an "Alamosa material adverse change"; or


     o any of the conditions to Roberts' obligations to complete the transactions provided for in the Roberts reorganization agreement becomes impossible to satisfy.


     The Roberts reorganization agreement also may be terminated by any of Alamosa, Superholdings or Roberts if:

     o the Roberts merger and the Alamosa merger are not effective on or before March 31, 2001; or

     o any federal or state court of competent jurisdiction or other governmental entity issues an order or ruling permanently restraining, enjoining or otherwise prohibiting the Roberts merger and such order or ruling or other action becomes final and non-appealable.

     Except in the case of a termination for failure to close by March 31, 2000, the right to terminate the Roberts reorganization agreement is not available to any party that is in material breach of its obligations under the Roberts reorganization agreement or whose failure to fulfill its obligations or to comply with its covenants under the Roberts reorganization agreement has been the cause of, or resulted in, the failure to satisfy any condition to the obligations of either party under the Roberts reorganization agreement.

     EFFECT OF TERMINATION. In the event of a termination of the Roberts reorganization agreement, no party will have any liability or continuing obligation to any other party arising out of the Roberts reorganization agreement, except in connection with indemnification and certain other provisions. However, termination of the Roberts reorganization agreement will not relieve any party from its liability for (i) failure, prior to termination, to perform or comply with its covenants or agreements, or (ii) the representations or warranties made by such party being untrue or incorrect when made.


     ALAMOSA TERMINATION FEE. If Alamosa terminates the Roberts reorganization agreement because it was not adopted by holders of the requisite number of membership interests of Roberts Holdings in the manner required pursuant to Roberts Holdings' organizational documents and applicable law, and all other conditions to closing have been satisfied or waived, then the Roberts parties will be obligated to pay a termination fee of $7.5 million to Alamosa. Alamosa has been advised by Roberts' counsel that the Roberts reorganization agreement has been adopted by the members of Roberts Holdings in the manner required pursuant to the Roberts Holdings organizational documents and applicable law.

     ROBERTS TERMINATION FEE. If Roberts terminates the Roberts reorganization agreement because the issuance of the shares of Superholdings common stock pursuant to the Roberts reorganization agreement or the Alamosa reorganization agreement has not been approved by the affirmative vote of the holders of the requisite number of shares of Alamosa common stock pursuant to Alamosa's amended and restated certificate of incorporation and amended and restated by-laws, Delaware law or the rules of the The Nasdaq National Market, as applicable, or other applicable law, and all other conditions to closing have been satisfied or waived, then Alamosa will be obligated to pay a termination fee of $7.5 million to the Roberts parties.

     REIMBURSEMENT OF CONSENT FEE AND MANAGEMENT FEES. If the Roberts merger fails to occur due to the breach of the Roberts reorganization agreement by one or more of the Roberts parties, on the one hand, or Superholdings, Alamosa or Alamosa Sub, on the other hand, then the non-breaching parties will be entitled to receive from the breaching parties a cash payment in an aggregate amount equal to the fee paid by Roberts to obtain the consent under the credit agreement between Roberts and DLJ. If the Roberts merger fails to occur for any reason other than the breach of the Roberts reorganization agreement by any of its parties, then each of the Roberts parties, on the one hand, and Superholdings, Alamosa and Alamosa Sub, on the other hand, will be entitled to receive an amount equal to one half of the consent fee paid to obtain such consent.


     If the closing does not occur due to a breach of the Roberts reorganization agreement by Superholdings, Alamosa or Alamosa Sub, then the Roberts parties will be entitled to receive from either Superholdings or Alamosa the total amount of management fees paid to Alamosa Operations under the services agreement between Roberts and Alamosa Operations.


REPRESENTATIONS AND WARRANTIES

     The Roberts reorganization agreement contains representations and warranties made by each of Alamosa, Superholdings, Alamosa Sub and the Roberts parties, including representations and warranties relating to:

     o    organization, good standing and other corporate matters;

     o power and authority to enter into and complete the transactions under the Roberts reorganization agreement;

     o absence of conflicts between organizational documents, laws, agreements and restrictions applicable to the parties and the transactions under the Roberts reorganization agreement;

     o    required consents, approvals and authorizations of third parties;

     o    brokers' fees and commissions with respect to the Roberts merger;

     o    absence of any material adverse change;

     o    capital structure;

     o    liabilities;

     o    compliance with laws;

     o    litigation; and


     o accuracy of the representations and warranties contained in all other transaction documents.


SURVIVAL OF REPRESENTATIONS


     The representations and warranties of Alamosa, Superholdings, Alamosa Sub and the members of Roberts Holdings will survive the completion of the Roberts merger, except that, subject to certain exceptions, claims for indemnification for breaches of representations or warranties must be commenced prior to the closing or withheld against the merger consideration in order to survive the closing. The representations and warranties of Roberts and Roberts Holdings will be extinguished at the closing of the Roberts merger. Effective at the closing, the members of Roberts Holdings waive and release any claim for breach of the Roberts reorganization agreement or any related agreement by Roberts, Roberts Holdings or their subsidiaries, including any claim for indemnification or contribution.


INDEMNIFICATION

     Before the closing, all the Roberts parties and, after the closing, Michael and Steven Roberts, will defend, indemnify and hold harmless Superholdings, its affiliates, and their respective directors, officers, employees, stockholders, members and certain representatives against any loss or liability, including


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investigative costs, costs of defense, settlement costs and attorneys' and accountants' fees that any such party suffers or incurs as a result of, among other things, the breach of the Roberts reorganization agreement by the Roberts parties and certain legal proceedings. At the closing, Superholdings may put in escrow up to $40.0 million in Superholdings common stock to satisfy losses for which it is indemnified and withhold that amount from the Roberts merger consideration.

     Alamosa, before the closing, and Superholdings, after the closing, will defend, indemnify and hold harmless Michael and Steven Roberts from and against any losses that they incur or to which they become subject in connection with any breach of the Roberts reorganization agreement by Alamosa, Alamosa Sub or Superholdings or any claim asserted by any third party that, assuming the truth thereof, would constitute a breach by Alamosa, Alamosa Sub or Superholdings of the Roberts reorganization agreement.

     Roberts, Roberts Holdings and the former members of Roberts will not have any obligation to indemnify Superholdings and its affiliates until the losses incurred by Superholdings and its affiliates exceeds $1.0 million, at which time Roberts, Roberts Holdings and the former members of Roberts will indemnify Superholdings and its affiliates for the full amount of all losses, with certain exceptions. Also, after the closing no party will incur any liability for losses in excess of the aggregate dollar value of the consideration paid or received by such party pursuant to the Roberts merger.


AMENDMENT, EXTENSION AND WAIVER

     The parties may amend the Roberts reorganization agreement at any time prior to the completion of the Roberts merger by written agreement executed by all of the parties.

     At any time prior to the completion of the Roberts merger, any of the parties may:

     o extend the time for the performance of any of the obligations of the other parties;

     o waive any inaccuracies in the representations and warranties of the other parties contained in the Roberts reorganization agreement or in any document delivered pursuant to such agreement; or

     o subject to certain conditions, waive compliance with any of the agreements or conditions of the other parties contained in the Roberts reorganization agreement.

EXPENSES

     Each party to the Roberts reorganization agreement will bear its own expenses (third-party or otherwise) incurred in connection with the preparation, execution and performance of the Roberts reorganization agreement and all related agreements and transactions. Except for certain instances, the Roberts parties have agreed not to utilize the assets of Roberts to pay their expenses.

LOAN AND SERVICES AGREEMENTS


     The following summaries of the loan agreement and services agreement between Alamosa Operations and Roberts and the loan agreement between Alamosa Operations and Roberts Tower Company are qualified in their entirety by reference to the complete text of the loan agreement and services agreement between Alamosa Operations and Roberts and the loan agreement between Alamosa Operations and Roberts Tower Company, which are included as exhibits to the registration statement on Form S-4 of which this proxy statement-prospectus forms a part.

     SERVICES AGREEMENT BETWEEN ALAMOSA OPERATIONS AND ROBERTS. On July 31, 2000, Roberts and Alamosa Operations entered into a services agreement whereby, effective July 31, 2000, Alamosa Operations began to manage the operations of Roberts, pending completion of the Roberts merger. Under the Roberts services agreement, Alamosa Operations provides various services in connection with the operation of Roberts' business, including:

     o all network management services for the operation of Roberts' wireless telecommunications network within the Roberts basic trading areas;

     o    management of all sales and marketing services;


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

     o    management of the network build-out;

     o through Roberts' management agreement with Sprint PCS, customer care, billing and other services; and

     o certain general and administrative, executive, financial and accounting, human resources, legal and other professional and forecasting services.

     Alamosa Operations is entitled to receive a management fee of $100,000 per month for the services it provides to Roberts and is entitled to be reimbursed for certain reimbursable costs and expenses incurred or paid by it in providing these services.

     The term of the Roberts services agreement began on July 31, 2000 and will end upon the completion of the Roberts merger, subject to earlier termination in certain circumstances.


     LOAN AGREEMENT BETWEEN ALAMOSA OPERATIONS AND THE MEMBERS OF ROBERTS HOLDINGS. On June 30, 2000, Alamosa Operations entered into a $10.0 million loan agreement with Michael and Steven Roberts. The proceeds from this loan were used to fund capital and operation requirements of Roberts and Roberts Tower.

     LOAN AGREEMENT BETWEEN ALAMOSA OPERATIONS AND ROBERTS. In connection with Alamosa entering into the Roberts reorganization agreement, Alamosa Operations agreed to extend credit to Roberts and the members of Roberts Holdings in order for the capital contribution requirements of the DLJ credit facility to be met without requiring the contribution of such amounts by the members of Roberts Holdings.

     On July 31, 2000, Roberts and Alamosa Operations entered into a loan agreement whereby Alamosa Operations agreed to lend up to $20.0 million to Roberts, to be used only for the purposes of repaying certain amounts owed by Michael and Steven Roberts under their June 30 loan agreement with Alamosa Operations and funding Roberts' working capital needs from July 31, 2000 through the completion of the Roberts merger. As of the date of this proxy statement-prospectus, $20.0 million has been funded under the loan agreement.

     The loan bears interest at the prime rate and is due six months after the termination of the Roberts reorganization agreement, upon acceleration, or in certain circumstances upon demand.


     Pursuant to the Roberts loan agreement, Michael and Steven Roberts have entered into an agreement providing that, if the Roberts merger is not completed, all sums due under the Roberts loan agreement and related documents are not paid in full to Alamosa Operations, and certain liens and security interests are not released, Michael and Steven Roberts will jointly and severally convey to Alamosa Operations all or a portion of their respective membership interests in Roberts so that Alamosa Operations owns, on a fully diluted basis, 15% of the total membership interests in Roberts, free and clear of all liens and encumbrances.


     When the Roberts merger and the Alamosa merger are completed, all amounts due to Alamosa Operations by Roberts under the Roberts loan agreement may, at Alamosa Operations' option, either (i) be deemed paid in full (in such case, this loan will be characterized as capital contributions by Alamosa Operations to Roberts), or (ii) remain a debt obligation of Roberts, subject to a subordination agreement in favor of the senior lender to Superholdings.

     LOAN AGREEMENT BETWEEN ALAMOSA OPERATIONS AND ROBERTS TOWER COMPANY. On October 18, 2000, Roberts Tower Company and Alamosa Operations entered into a loan agreement whereby Alamosa Operations agreed to lend up to $15.0 million to Roberts Tower Company, to be used only for the purposes of repaying certain amounts owed by Michael and Steven Roberts under their June 30 loan agreement with Alamosa Operations and funding the construction of wireless telecommunications towers to be leased by Roberts through the completion of the Roberts merger. As of the date of this proxy statement-prospectus, approximately $14.5 million has been funded under the loan agreement.

     The loan bears interest at the lesser of (i) the maximum lawful rate under applicable law and (ii) 12% and is due on the earlier of (i) March 31, 2001,
(ii) the closing date of the Roberts merger, or (iii) upon acceleration.



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     Pursuant to the Roberts Tower loan agreement, Michael and Steven Roberts agreed that, if the Roberts merger is not completed and all sums due under the Roberts Tower loan agreement and related documents are not paid in full to Alamosa Operations, Michael and Steven Roberts will cause Roberts Holdings to assign, transfer and convey to Alamosa Operations all or a portion of its membership interests in Roberts so that Alamosa Operations owns, on a fully diluted basis, 10% of the total membership interests in Roberts, free and clear of all liens and encumbrances, other than the pledge of and lien on such interests to secure the obligations under the loan agreement, dated as of September 8, 1999, between Roberts and DLJ (as successor to Lucent Technologies, Inc.). If the fair market value of the 10% membership interest in Roberts is determined to be equal to or greater than the obligations under the Roberts Tower loan agreement, then the 10% membership interest in Roberts will be transferred to Alamosa Operations in full satisfaction of the obligation of Roberts Tower to repay the Roberts Tower loan. If the fair market value of the 10% membership interest is determined to be less than the obligations under the Roberts Tower loan agreement, then the fair market value of the 10% membership interest will be applied towards the payment of the Roberts Tower obligations under the Roberts Tower loan agreement. The fair market value of the 10% membership interest will be determined jointly by an investment banker selected by Alamosa Operations and an investment banker selected by Roberts Tower.

     In addition, if the Roberts merger is completed but all sums due under the Roberts Tower loan agreement and related documents are not paid in full to Alamosa Operations, Alamosa Operations may retain all or a portion of the cash and Superholdings common stock payable to the Roberts brothers as consideration in the Roberts merger and apply such cash and stock towards payment of the amounts due under the loan, or, in the alternative, Alamosa Operations may require the Roberts brothers to pledge such shares of Superholdings common stock in a margin account or similar loan arrangement and tender the proceeds of such loan to Alamosa Operations in repayment of the amounts due under the loan.

     In connection with the Roberts Tower loan, Michael and Steven Roberts have given personal guarantees to assure the payment of the Roberts Tower loan by Roberts Tower Company.

     Roberts Tower Company also issued a warrant entitling Alamosa Operations to purchase 50 shares of Roberts Tower Company common stock for $1.00 per share, which represents 5% of the outstanding common stock of Roberts Tower Company.



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                                THE WOW MERGER


     The following summary of the WOW reorganization agreement is qualified in its entirety by reference to the complete text of the WOW reorganization agreement, which is incorporated herein by reference and attached as Appendix C to this proxy statement-prospectus. You are urged to read the full text of the WOW reorganization agreement. As used herein the term "WOW parties" means each of WOW, WOW Holdings and those members of WOW Holdings who are parties to the WOW reorganization agreement.

THE WOW MERGER

     Pursuant to the WOW reorganization agreement, the members of WOW have formed WOW Holdings, which holds all of the outstanding membership interests of WOW. At the effective time of the WOW merger, WOW Holdings will merge with and into Superholdings. As a result, WOW Holdings will cease to exist as a separate legal entity and Superholdings will continue as the surviving corporation under Delaware law and will retain its name. The merger will have the effects provided in Section 264 of the Delaware General Corporation Law and Section
63.481 of the Oregon Limited Liability Company Act and other applicable provisions of both statutes.

CONVERSION OF MEMBERSHIP UNITS

     Upon completion of the WOW merger, each unit of membership interest of WOW Holdings will be converted into the right to receive (i) 0.19171 shares of Superholdings common stock and (ii) up to $0.396 in cash, without any interest thereon. The aggregate consideration to be paid to the members of WOW Holdings in connection with the WOW merger will be equal to 6.05 million shares of Superholdings common stock and up to $12.5 million in cash. No holder of membership interests of WOW Holdings will have any rights as a member of WOW Holdings or WOW following the WOW merger.

     Superholdings will have the right to withhold from the aggregate amount of the cash consideration to be paid pursuant to the WOW merger the amount of any transfer taxes owed as a result of the formation of WOW Holdings or WOW's or WOW Holdings' participation in the WOW merger.


EFFECTIVE TIME OF THE WOW MERGER

     The WOW merger will be effective as of the date and time set forth in the certificate of merger that will be filed with the Secretary of State of the State of Delaware.


CONDITIONS TO THE WOW MERGER

     MUTUAL CONDITIONS. The obligations of Alamosa, Superholdings, Alamosa Sub, WOW, WOW Holdings and certain members of WOW Holdings to complete the WOW merger are subject to the following conditions:


     o the adoption of the Alamosa reorganization agreement by the affirmative vote of the holders of the requisite number of shares of Alamosa common stock pursuant to Alamosa's amended and restated certificate of incorporation, amended and restated by-laws and applicable law;


     o the approval of the issuance of shares of Superholdings common stock in the WOW merger by the requisite vote of the stockholders of Alamosa pursuant to the rules of The Nasdaq National Market;

     o the approval for listing on The Nasdaq National Market of Superholdings common stock issuable to the members of WOW Holdings in the WOW merger;

     o the acceptance for filing by the secretaries of state of the State of Delaware and the State of Oregon of the certificates of merger for the Alamosa merger and the WOW merger; and


     o the satisfaction of all conditions to the completion of the Alamosa merger, except the condition precedent to the Alamosa merger which states that all conditions precedent to the completion of the WOW reorganization agreement or a "sister agreement" will have been satisfied or duly waived.



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

     CONDITIONS TO THE OBLIGATIONS OF SUPERHOLDINGS AND ALAMOSA. The obligations of Superholdings, Alamosa and Alamosa Sub to complete the WOW merger are subject to the satisfaction or waiver of the following additional conditions:

     o The representations and warranties made by the WOW parties in the WOW reorganization agreement or any related agreement must be true and correct as of September 1, 2000, except as affected by the WOW merger and except as will not constitute a "WOW material adverse change," with certain exceptions.

     o Actions by the members of WOW Holdings, the board of managers of WOW or WOW Holdings, or any employee or agent of WOW or WOW Holdings have not caused the WOW parties' representations and warranties to be untrue or incorrect on the date the WOW merger is completed, except as affected by the WOW merger and except as will not constitute a "WOW material adverse change."

     o The failure by any person identified in the prior bullet point to take any action that would be taken in the ordinary course of WOW's or WOW Holdings' business and that has not been delegated to Alamosa pursuant to the services agreement between Alamosa Operations and WOW has not caused the WOW parties' representations and warranties to be untrue or incorrect on the date of completion of the WOW merger, except as affected by the WOW merger and except as will not constitute a "WOW material adverse change."

     o The WOW parties must have performed and complied with all agreements and covenants to be performed or complied with by them on or prior to the closing date under the WOW reorganization agreement or any related agreement, except as will not constitute a "WOW material adverse change." However, this condition will be satisfied even if a "WOW material adverse change" has occurred, if the "WOW material adverse change" is proximately caused by:

          o actions of Alamosa pursuant to the services agreement between Alamosa Operations and WOW;

          o actions of any employee or agent of WOW or WOW Holdings under the supervision of Alamosa Operations pursuant to the WOW services agreement; or

          o Alamosa's breach of its obligations under the services agreement between Alamosa Operations and WOW.


     o The WOW parties must have obtained all consents, approvals and authorizations of third parties required in connection with the WOW merger and the Alamosa merger, except for those consents which, if not obtained, would not constitute a "WOW material adverse change."


     o Alamosa must have obtained all consents, approvals and authorizations of third parties required in connection with the WOW merger and the Alamosa merger, except for those consents which, if not obtained, would not constitute an "Alamosa material adverse change."

     o Superholdings must have obtained all governmental licenses and permits necessary to enable Superholdings to conduct the business of WOW after the closing as previously conducted, except for those licenses and permits that if not obtained would not constitute a "WOW material adverse change."


     o No stop order suspending the effectiveness of the registration statement on Form S-4, of which this proxy statement-prospectus forms a part, has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.


     o No action, suit or proceeding is threatened or pending, and no preliminary or permanent injunction or order is in effect, seeking to restrain or prohibit, or to obtain damages or other relief in connection with the WOW reorganization agreement, any related agreement or the completion of the transactions contemplated by those agreements, except as would not cause a "WOW material adverse change."


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

     o All consents and approvals of and filings with any governmental authority that are necessary in connection with the transactions contemplated by the WOW reorganization agreement and to enable Superholdings to operate the business of WOW after the closing in substantially the same manner as such business was conducted before closing (including the approval of the FCC, see "The Reorganization--Regulatory Matters"), must have been obtained, except for those approvals that, if not obtained, would not constitute a "WOW material adverse change."

     o The members of WOW Holdings must have repaid to WOW all amounts owed by them other than unpaid capital contributions called and payable after July 31, 2000.

     o The WOW parties must have entered into all other agreements provided for in the WOW reorganization agreement, including, an agreement between Superholdings, each member of WOW Holdings and such member's direct or indirect owners, which agreement contains a "lock-up" provision, an indemnity clause and a release against certain future claims.

     The WOW reorganization agreement defines a "WOW material adverse change" as any change, effect, event or occurrence that would reasonably be expected to:

     o result in liabilities to Superholdings (on a consolidated basis), at or after completion of the WOW merger, of at least $20.0 million;

     o result in a reduction of cash flow or increased losses of Superholdings (on a consolidated basis), at or after the completion of the WOW merger, discounted at 10%, having a net present value of at least $20.0 million; or

     o materially impair or delay the ability of Superholdings, Alamosa, Alamosa Sub or the WOW parties to complete the WOW merger and the Alamosa merger.


     CONDITIONS TO THE OBLIGATIONS OF WOW. The obligations of the WOW parties to complete the WOW merger and the related transactions are subject to the satisfaction or waiver of the following additional conditions:

     o The representations and warranties made by Alamosa, Superholdings and Alamosa Sub in the WOW reorganization agreement must be true and correct as of September 1, 2000, except as affected by the WOW merger and except as will not constitute an "Alamosa material adverse change," with certain exceptions.


     o Alamosa, Superholdings and Alamosa Sub must have performed and complied with all agreements and covenants to be performed or complied with by them on or prior to the closing date under the WOW reorganization agreement or any related agreement, except as will not constitute an "Alamosa material adverse change."

     o No action, suit or proceeding is threatened or pending, and no preliminary or permanent injunction or order is in effect, seeking to restrain or prohibit or to obtain damages or other relief in connection with the execution and delivery of the WOW reorganization agreement any related agreement or the completion of the transactions contemplated by those agreements, except as would not cause an "Alamosa material adverse change."

     o Alamosa must have obtained all consents, approvals and authorizations of third parties required in connection with the transactions contemplated by the WOW reorganization agreement or any related agreement, except for those consents that, if not obtained, would not constitute an "Alamosa material adverse change."

     o Alamosa must have made all filings that are required to be made with any governmental authority in connection with the WOW merger, except for those filings that, if not made, would not constitute an "Alamosa material adverse change."

     The WOW reorganization agreement defines an "Alamosa material adverse change" as any change, effect, event or occurrence that would reasonably be expected to:

     o result in liabilities to Superholdings (on a consolidated basis), at or after completion of the WOW merger, of at least $130.0 million;


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

     o result in a reduction of cash flow, or increased losses of Superholdings (on a consolidated basis), at or after completion of the WOW merger, discounted at 10%, having a net present value of at least $130.0 million; or

     o materially impair the ability of Alamosa, Superholdings or Alamosa Sub to complete the WOW merger and the Alamosa merger, including the failure to deliver the merger consideration.


COVENANT RELATING TO CONDUCT OF BUSINESS


     WOW has agreed that, from July 31, 2000 to the effective time of the WOW merger, it will conduct its business and operations only in the ordinary course of business and consistent with past practices. The members of WOW Holdings that are party to the WOW reorganization agreement also have agreed to cause all indebtedness that any of such members or any of WOW, WOW Holdings or their subsidiaries or affiliates owes to WOW, WOW Holdings or any subsidiary to be paid in full prior to closing.



COVENANTS REGARDING COMPLETION OF THE TRANSACTION


     SATISFACTION OF CONDITIONS TO CLOSING. The parties to the WOW reorganization agreement have agreed to use their reasonable best efforts to satisfy the conditions to the obligations of the parties under the WOW reorganization agreement, and to complete the transactions provided under the WOW reorganization agreement as promptly as practicable.

     NO SOLICITATION. In the WOW reorganization agreement, the WOW parties have agreed that they will not, and will not authorize or permit any subsidiary or any of their affiliates, officers, directors, employees, agents or representatives to, directly or indirectly, initiate, solicit, encourage or take any action to facilitate any acquisition proposal from a third party.


     MEMBERS' RELEASES. As a condition to Alamosa's obligation to complete the WOW merger, the members of WOW Holdings must execute and deliver at closing releases of any present or future claims against WOW, WOW Holdings and their successors, assigns, officers, directors, employees and agents, other than claims for unpaid compensation and benefits and any obligation of such members under the operating agreements of WOW or WOW Holdings.

     VOTING AGREEMENT. Members of WOW Holdings owning in excess of two-thirds of the membership interests of WOW Holdings have approved the WOW merger as required under applicable Oregon law. If requested by Alamosa, the members of WOW Holdings who are party to the WOW reorganization agreement have agreed to:

     o vote in favor of the WOW merger and against any acquisition proposal by a third party;

     o take all reasonable actions in support of or to complete as promptly as practicable the WOW merger or the Alamosa merger;

     o take no action that will impair the completion of the WOW merger or the Alamosa merger;

     o not grant to any other person or entity a proxy or other right to vote their membership interests;

     o    not transfer or agree to transfer any membership interests; and

     o not exercise dissenters' rights to receive cash or other consideration instead of Superholdings common stock.


COVENANTS REGARDING COMPENSATION MATTERS

     EMPLOYMENT AGREEMENT. At the completion of the WOW merger, Superholdings or one of its subsidiaries will offer to enter into an employment agreement with Johnny Calderon reasonably acceptable to Superholdings. The failure to enter into the employment agreement, for any reason, will not be a breach of the WOW reorganization agreement.

     CONSULTING AGREEMENT. At the completion of the WOW merger, Superholdings or one its subsidiaries will offer to enter into a one-year consulting agreement with Mitchell Moore, the Chairman and


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

Chief Executive Officer of WOW, reasonably acceptable to Superholdings. This consulting agreement will provide that Mr. Moore receive aggregate compensation of $100,000. The failure to enter into the consulting agreement, for any reason, will not be a breach of the WOW reorganization agreement.

     VALUE APPRECIATION PLAN. At the request of Superholdings, WOW will terminate all or any portion of its value appreciation plan before completion of the WOW merger. On the closing date, Superholdings will:

     o assume the obligations owed under the value appreciation plan to the WOW employees whom Superholdings elects to employ; and

     o either assume the value appreciation plan as it relates to Mitchell Moore or satisfy and pay the obligations owed to him under the value appreciation plan.

     On the date of completion of the WOW merger, Superholdings will pay:

     o to each WOW employee whom Superholdings elects to employ, one-third of the value appreciation plan obligations owed to each such WOW employee; and

     o to Mr. Moore, the amount of value appreciation plan obligations attributable to him.

     On each of the dates six and twelve months after the date of completion of the WOW merger, Superholdings will pay to each of the WOW employees other than Mr. Moore whom Superholdings elects to employ one-third of the value appreciation plan obligations owed to each such WOW employee.

TERMINATION

     The WOW reorganization agreement may be terminated before the effective time of the WOW merger by the mutual written consent of Alamosa, Superholdings, WOW and WOW Holdings.

     The WOW reorganization agreement also may be terminated before the effective time of the WOW merger by Alamosa and Superholdings if:

     o any one or more of the WOW parties' representations or warranties in the WOW reorganization agreement is untrue or incorrect, except as affected by the WOW merger or the Alamosa merger and except as will not constitute a "WOW material adverse change";

     o actions by the members of WOW Holdings, the board of managers of WOW or WOW Holdings, or any employee or agent of WOW or WOW Holdings causes the WOW parties' representations and warranties under the WOW reorganization agreement or any related agreement to be untrue or incorrect in any respect, except as affected by the WOW merger or the Alamosa merger and except as will not constitute a "WOW material adverse change";

     o any of the members of WOW Holdings party to the WOW reorganization agreement, the board of managers of WOW or WOW Holdings, or any employee or agent of WOW or WOW Holdings fails to takes any action that cause the WOW parties' representations and warranties made in the WOW reorganization agreement or any related agreement to be untrue or incorrect in any respect, except as affected by the WOW merger or the Alamosa merger and except as will not constitute a "WOW material adverse change";


     o any of the WOW parties fails to perform any of their covenants or agreements contained in the WOW reorganization agreement or any related agreement, except as will not constitute a "WOW material adverse change," with certain exceptions; or

     o any of the conditions to Alamosa's and Superholdings' obligations to complete the transactions provided for in the WOW reorganization agreement becomes impossible to satisfy.


     The WOW reorganization agreement also may be terminated before the effective time of the WOW merger by WOW if:

     o any of Alamosa's, Superholdings' or Alamosa Sub's representations or warranties contained in the WOW reorganization agreement is or becomes untrue or incorrect, except as will not have an "Alamosa material adverse change";


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

     o Alamosa, Superholdings or Alamosa Sub fails to perform its covenants or agreements contained in the WOW reorganization agreement, except as will not have an "Alamosa material adverse change"; or


     o any of the conditions to WOW's obligations to complete the transactions provided for in the WOW reorganization agreement becomes impossible to satisfy.


     The WOW reorganization agreement also may be terminated by any of Alamosa, Superholdings or WOW if:

     o the WOW merger and the Alamosa merger are not effective on or before March 31, 2001; or

     o any federal or state court of competent jurisdiction or other governmental entity issues an order or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting the WOW merger and such order or ruling becomes final and non-appealable.

     The right to terminate the WOW reorganization agreement is not available to any party that is in material breach of its obligations under the WOW reorganization agreement or whose failure to fulfill its obligations or to comply with its covenants under the WOW reorganization agreement has been the cause of, or resulted in, the failure to satisfy any condition to the obligations of either party under the WOW reorganization agreement.

     EFFECT OF TERMINATION. In the event of a termination of the WOW reorganization agreement, no party will have any liability or continuing obligation to another party arising out of the WOW reorganization agreement, except in connection with indemnification and certain other provisions. However, termination of the WOW reorganization agreement will not relieve any party from its liability for (i) the failure, prior to termination, of such party to perform or comply with its covenants or agreements, or (ii) the representations or warranties made by such party being untrue or incorrect when made.


     ALAMOSA TERMINATION FEE. If Alamosa terminates the WOW reorganization agreement because it was not adopted by holders of the requisite number of membership interests of WOW Holdings in the manner required pursuant to WOW Holdings' organizational documents and applicable law, and all other conditions to closing have been satisfied or waived, then the WOW parties will be obligated to pay a termination fee of $5.0 million to Alamosa. Alamosa has been advised by WOW's counsel that the WOW reorganization agreement has been adopted by the members of WOW Holdings in the manner required pursuant to the WOW Holdings organizational documents and applicable law.

     WOW TERMINATION FEE. If WOW terminates the WOW reorganization agreement because the issuance of shares of Superholdings common stock pursuant to the WOW reorganization agreement or the Alamosa reorganization agreement has not been approved by the affirmative vote of the holders of the requisite number of shares of Alamosa common stock pursuant to Alamosa's amended and restated certificate of incorporation and amended and restated by-laws, Delaware law and the rules of The Nasdaq National Market, as applicable, or other applicable law, and all other conditions to closing have been satisfied or waived, then Alamosa will be obligated to pay a termination fee of $5.0 million to the WOW parties.



REPRESENTATIONS AND WARRANTIES

     The WOW reorganization agreement contains representations and warranties made by each of Alamosa, Superholdings, Alamosa Sub and the WOW parties to each other, including representations and warranties relating to:

     o    organization and other corporate matters;

     o power and authority to enter into and complete the transactions under the WOW reorganization agreement;

     o absence of conflicts between organizational documents, laws, agreements and restrictions applicable to the parties and the transactions under the WOW reorganization agreement;

     o    required consents, approvals and authorizations of third parties;

     o    brokers' fees and commissions with respect to the WOW merger;

     o    absence of any material adverse change;

     o    capital structure;

     o    liabilities;

     o    compliance with laws;


     o    litigation; and

     o accuracy of the representations and warranties contained in all other transaction documents.



SURVIVAL OF REPRESENTATIONS


     The representations and warranties of Alamosa, Superholdings, Alamosa Sub and the members of WOW Holdings who are parties to the WOW reorganization agreement will survive the completion of the WOW merger, except that, subject to certain exceptions, claims for indemnification for breaches of representations or warranties must be commenced prior to the closing or withheld against the merger consideration in order to survive the closing. The representations and warranties of WOW and WOW Holdings will be extinguished at the closing of the WOW merger. Effective at the closing, the members of WOW Holdings waive and release any claim for breach of the WOW agreement or any related agreement by WOW, WOW Holdings or their subsidiaries, including any claim for indemnification or contribution.



INDEMNIFICATION


     All of the WOW parties, before the closing, and the members of WOW Holdings who are parties to the WOW reorganization agreement, after the closing, will defend, indemnify and hold harmless Superholdings, its affiliates, and their respective directors, officers, employees, stockholders, members and certain of their representatives against any loss, expense or liability including investigative costs, costs of defense, settlement costs and attorneys' and accountants' fees that any such party suffers or incurs as a result of, among other things, the breach of the WOW reorganization agreement by any of the WOW parties or any claim asserted by any third party that, assuming the truth thereof, would constitute such a breach. At the closing, Superholdings may put in escrow up to $20.0 million in Superholdings common stock to satisfy losses for which it is indemnified and withhold that amount from the WOW merger consideration.


     Alamosa, before the closing, and Superholdings, after the closing, will defend, indemnify and hold harmless the WOW Holdings members from and against any losses that they incur or to which they become subject in connection with any breach of the WOW reorganization agreement by Alamosa, Alamosa Sub or Superholdings or any claim asserted by any third party that, assuming the truth thereof, would constitute a breach by Alamosa, Alamosa Sub or Superholdings of the WOW reorganization agreement.

     WOW, WOW Holdings and the former members of WOW will not have any obligation to indemnify Superholdings and its affiliates until the losses incurred by Superholdings and its affiliates exceeds $2.0 million, at which time WOW, WOW Holdings and the former members of WOW will indemnify Superholdings and its affiliates for the amount of such losses in excess of $1.0 million. Also, after the closing no party will incur any liability for losses in excess of the aggregate dollar value of the consideration paid or received by such party pursuant to the WOW merger.


AMENDMENT, EXTENSION AND WAIVER

     The parties may amend the WOW reorganization agreement at any time prior to the completion of the WOW merger by written agreement executed by all of the parties.

   At any time prior to the completion of the WOW merger the parties may:

     o extend the time for the performance of any of the obligations of the other parties;

     o waive any inaccuracies in the representations and warranties of the other parties contained in the WOW reorganization agreement or in any document delivered pursuant to such agreement; or

     o subject to certain conditions, waive compliance with any of the agreements or conditions of the other parties contained in the WOW reorganization agreement.

EXPENSES

     Each party to the WOW reorganization agreement will bear its own expenses (third-party or otherwise) incurred in connection with the preparation, execution and performance of the WOW reorganization agreement and all related agreements and transactions. With certain exceptions, the WOW parties have agreed not to utilize assets of WOW to pay their expenses.


POST-CLOSING AGREEMENTS

     "LOCK-UP" AGREEMENT. As a condition to Alamosa's obligation to complete the WOW merger, each member of WOW Holdings must enter into a "lock-up" agreement with Superholdings, which agreement will prohibit the sale or other disposition of such member's holdings of Superholdings common stock received in the WOW merger until September 30, 2001, without the prior written consent of Superholdings. If Superholdings enters into a "lock-up" agreement with any person who receives at least 25% of the Superholdings common stock issued pursuant to an agreement whereby another entity merges with Superholdings simultaneously with the Alamosa merger, and such "lock-up" agreement contains terms more beneficial to such person than any "lock-up" agreement that the members of WOW Holdings execute, then each WOW member may substitute the more preferable "lock-up" agreement in its entirety for such "lock-up" agreement. If Superholdings does not enter into a "lock-up" agreement with any person who receives at least 25% of the Superholdings common stock issued pursuant to an agreement whereby another entity merges with Superholdings simultaneously with the Alamosa merger, then each WOW Holdings member will be immediately and forever released from any and all obligations and duties under its respective lock-up agreement.

     RESALE REGISTRATION STATEMENT. Subject to certain conditions, Alamosa, Superholdings and WOW must jointly prepare a registration statement on Form S-1 to be filed with the SEC by Superholdings in connection with the resale by the WOW Holdings members of the shares of Superholdings common stock that they receive in the WOW merger. Such registration statement must be filed no later than July 31, 2001 and Superholdings will use reasonable best efforts to have it declared effective by October 1, 2001. Superholdings will use its reasonable best efforts to keep any such Form S-1 effective for at least one year after the later of (i) the first day the registration statement becomes effective and
(ii) October 1, 2001. These registration rights must be replaced by any more beneficial terms that may be contained in any reorganization agreement whereby another business entity joins in the reorganization.


LOAN AND SERVICES AGREEMENTS

     The following summaries of the loan agreement and services agreement between Alamosa Operations and WOW are qualified in their entirety by reference to the complete text of the loan agreement and services agreement between Alamosa Operations and WOW, which are included as exhibits to the registration statement on Form S-4 of which this proxy statement-prospectus forms a part.


     SERVICES AGREEMENT BETWEEN ALAMOSA OPERATIONS AND WOW. On July 31, 2000, WOW and Alamosa Operations entered into a services agreement whereby, effective September 1, 2000, Alamosa Operations began to manage the operations of WOW, pending completion of the WOW merger. Under the WOW services agreement, Alamosa Operations provides various services in connection with the operation of WOW's business, including:


     o all network management services for the operation of WOW's wireless telecommunications network within the WOW basic trading areas;

     o    management of the network build-out;

     o    management of all sales and marketing services;

     o through the WOW management agreement with Sprint PCS, customer care, billing, and other services, and

     o certain general and administrative, executive, financial and accounting, human resources, legal and other professional and forecasting services.

     Alamosa Operations is entitled to receive a management fee of $100,000 per month for the services it provides to WOW and is entitled to be reimbursed for certain reimbursable costs and expenses incurred or paid by it in providing these services.

     The term of the WOW services agreement began on September 1, 2000 and will end upon the completion of the WOW merger, subject to earlier termination in certain circumstances.


     LOAN AGREEMENT BETWEEN ALAMOSA OPERATIONS AND WOW. In connection with Alamosa entering into the WOW reorganization agreement, Alamosa Operations has agreed to extend credit to WOW and the members of WOW Holdings in order for the capital contribution requirements of the CoBank credit facility to be met without requiring the contribution of such amounts by the members of WOW Holdings.

     On July 31, 2000, WOW and Alamosa Operations entered into a loan agreement whereby Alamosa Operations has agreed to lend up to $11.0 million to WOW, to be used only for the purposes of (i) satisfying certain capital contribution requirements under WOW's operating agreement, and (ii) funding WOW's working capital needs from July 31, 2000, through the completion of the WOW merger. As of the date of this proxy statement-prospectus approximately $8.3 million has been funded under the loan agreement.

     The loan bears interest at the prime rate and is due 30 days after the termination of the WOW reorganization agreement, upon acceleration or, in certain circumstances upon demand. This loan is guaranteed by four members of WOW Holdings owning in the aggregate in excess of 67% of the membership interests in WOW Holdings.

     When the WOW merger is completed, all amounts due to Alamosa Operations by WOW under the WOW loan agreement may, at Alamosa Operations' option, either (i) be deemed paid in full (in such case, this loan will be characterized as capital contributions by Alamosa Operations to WOW), or (ii) remain a debt obligation of WOW, subject to a subordination agreement in favor of the senior lender to Superholdings.


VOTING AGREEMENT BETWEEN ALAMOSA AND REAGAN W. SILBER

     On July 31, 2000, Reagan W. Silber entered into a voting agreement with Alamosa whereby Mr. Silber has agreed among other things to vote all shares of Alamosa common stock beneficially owned by him in favor of approval of the Alamosa merger and the issuance of Superholdings common stock pursuant to the WOW merger.


     Mr. Silber, one of the members of the Alamosa board of directors, is a member of the board of managers of WOW. Mr Silber is also a principal of Silpearl Associates, LLC, an affiliate of WOW Investment Partners, L.P. WOW Investment Partners, L.P. owns approximately 44.4% of the outstanding membership interests of WOW Holdings.

     Tregan International is the record owner of 3,017,647 shares of Alamosa common stock. Mr. Silber is a director, the President and a 50% stockholder of Tregan International and is deemed to be a beneficial owner of the shares held by Tregan International.

                 INFORMATION ABOUT ALAMOSA PCS HOLDINGS, INC.

     References in this proxy statement-prospectus to Alamosa as a provider of wireless personal communications services or similar phrases generally refer to Alamosa's building, owning and managing its portion of the Sprint PCS network pursuant to Alamosa's affiliation agreements with Sprint PCS. Sprint PCS holds the spectrum licenses and controls the network through its agreements with Alamosa.

     All references contained in this proxy statement-prospectus to resident population and residents are based on projections of year-end 2000 population counts calculated by applying the annual growth rate from 1990 to 1999 to estimates of 1999 population counts compiled by the U.S. Census Bureau.


OVERVIEW


     Alamosa is a provider of wireless personal communication services, commonly referred to as PCS, in the Southwestern and Midwestern United States. Alamosa is a network partner of Sprint PCS, the personal communications services group of Sprint Corporation. Sprint PCS, directly and through affiliates such as Alamosa, provides wireless services in more than 4,000 cities and communities across the country. Alamosa has the exclusive right to provide digital wireless personal communications services under the Sprint and Sprint PCS brand names in a territory primarily located in Texas, New Mexico, Arizona, Colorado and Wisconsin with approximately 8.4 million residents. Through December 31, 1999, Alamosa was a development stage company.

     Alamosa launched Sprint PCS service in Laredo, Texas in June 1999, and has since commenced service in twenty additional markets: Albuquerque, Santa Fe and Las Cruces, New Mexico; El Paso, Lubbock, Amarillo, Midland, Odessa, Abilene, San Angelo and Eagle Pass-Del Rio, Texas; Flagstaff and Prescott, Arizona; Grand Junction and Pueblo, Colorado; and Appleton-Oshkosh, Green Bay, Fond du Lac, Manitowoc and Sheboygan, Wisconsin. Alamosa's systems cover approximately
4.4 million residents out of approximately 8.4 million total residents in those markets. The number of residents covered by Alamosa's systems does not represent the number of Sprint PCS subscribers that Alamosa expects to be based in its territory. As of December 31, 2000, 132,940 Sprint PCS subscribers were based in Alamosa's territory.


ALAMOSA'S BACKGROUND

     Alamosa was formed in July 1998 as a Texas limited liability company. Prior to the closing of Alamosa's initial public offering in February 2000, Alamosa was comprised of Alamosa PCS LLC, a Texas limited liability company, Alamosa Wisconsin Limited Partnership, a Wisconsin limited partnership and a 99.75% owned subsidiary of Alamosa PCS LLC, and Texas Telecommunications, LP, a Texas limited partnership and wholly-owned subsidiary of Alamosa PCS LLC. Immediately prior to the closing of Alamosa's initial public offering, Alamosa reorganized the business into a holding company structure. The members of Alamosa PCS LLC received shares of common stock of Alamosa PCS Holdings, Inc. in the same proportion to their membership interests in Alamosa PCS LLC.

     Alamosa PCS Holdings, Inc., a Delaware corporation, was formed in October 1999 to operate as a holding company. Texas Telecommunications, LP was formed in December 1999. In connection with the original Alamosa reorganization, Texas Telecommunications, LP received the assets of Alamosa PCS LLC related to operations in the Southwest United States and operated the business of Alamosa PCS LLC. Alamosa PCS, Inc. held a 99% limited partnership interest in Texas Telecommunications, LP. Alamosa Delaware GP, LLC, a wholly-owned subsidiary of Alamosa PCS, Inc., held a 1% general partnership interest in Texas Telecommunications, LP. Currently Alamosa Limited, LLC, a wholly-owned subsidiary of Alamosa PCS, Inc., holds the 99% limited partnership interest in Texas Telecommunications, LP. and Alamosa Delaware GP, LLC continues to hold the 1% general partnership interest in Texas Telecommunications, LP.

     Alamosa Wisconsin Limited Partnership was formed in December 1999. In connection with the original Alamosa reorganization, Alamosa Wisconsin Limited Partnership received the assets of Alamosa PCS LLC related to operations in Wisconsin. After the original Alamosa reorganization, Alamosa

Wisconsin Limited Partnership commenced Alamosa's business operations in Wisconsin. Alamosa PCS, Inc. holds the 98.75% Class A limited partnership interests in Alamosa Wisconsin Limited Partnership and Alamosa holds the .25% Class B limited partnership interests in Alamosa Wisconsin Limited Partnership. Alamosa Wisconsin GP, LLC, a wholly-owned subsidiary of Alamosa PCS, Inc., holds a 1% general partnership interest in Alamosa Wisconsin Limited Partnership.

     On December 14, 2000, Alamosa formed a new holding company pursuant to a merger under Section 251(g) of the Delaware General Corporation Law whereby Alamosa was merged with a direct wholly owned subsidiary of a new holding company, which was a direct wholly owned subsidiary of Alamosa. Each share of the former Alamosa PCS Holdings, Inc. was converted into one share of the new holding company and the former public company became a wholly owned subsidiary of the new holding company. The Section 251(g) transaction did not require any vote of the Alamosa stockholders. Upon effectiveness of the Section 251(g) transaction, Alamosa's name was changed to Alamosa (Delaware), Inc. and the new holding company's name was changed to Alamosa PCS Holdings, Inc. The common stock of the new holding company is quoted on The Nasdaq National Market under the same symbol used by Alamosa, "APCS."



ALAMOSA'S RELATIONSHIP WITH SPRINT PCS

     Sprint is a diversified telecommunications service provider whose principal activities include:

     o    long distance service;

     o    local service;

     o    wireless telephone products and services;

     o    product distribution and directory publishing activities; and

     o    other telecommunications activities, investments and alliances.

     Sprint PCS is a wholly-owned operating unit of Sprint and operates the only 100% digital wireless personal communications services network in the United States with licenses to provide service nationwide using a single technology. Sprint PCS has licenses to provide wireless service to an area containing over 270 million residents located throughout the United States, including Puerto Rico and the U.S. Virgin Islands. The Sprint PCS network uses code division multiple access technology nationwide.

     Alamosa is one of the largest affiliates of Sprint PCS based on the resident population in Alamosa's territory, and Alamosa's territory adjoins several major Sprint PCS markets. The build-out of Alamosa's territory will significantly extend Sprint PCS's coverage in the Southwestern and Midwestern United States. Due to Alamosa's relationship with Sprint PCS, Alamosa benefits from:

     BRAND RECOGNITION. Alamosa markets products and services directly under the Sprint and Sprint PCS brand names. Alamosa benefits from the recognizable Sprint and Sprint PCS brand names and national advertising as Alamosa opens markets. Alamosa offers pricing plans, promotional campaigns and handset and accessory promotions of Sprint PCS.

     EXISTING DISTRIBUTION CHANNELS. Alamosa benefits from relationships with major national retailers who distribute Sprint PCS products and services under existing Sprint PCS contracts. These national retailers have approximately 470 retail outlets in Alamosa's territory. Furthermore, Alamosa will benefit from sales made by Sprint PCS to customers in Alamosa's territory through its national telemarketing sales force, national account sales team and Internet sales capability. These existing distribution channels provide immediate access to customers as Alamosa's services become available in their area. For more information on Alamosa's distribution plan, see "--Sales and Distribution."

     SPRINT PCS'S NATIONAL NETWORK. Alamosa offers access to Sprint PCS's wireless network. Sprint PCS's network offers service in 280 major metropolitan areas across the country. Alamosa expects to derive additional revenue from Sprint PCS when its customers based outside of Alamosa's territory roam on Alamosa's portion of the Sprint PCS network.

     HIGH CAPACITY NETWORK. Sprint PCS built its network around code division multiple access digital technology, which Alamosa believes provides advantages in capacity, voice-quality, security and handset battery life. For more information on the benefits of this technology, see "--Technology--Code Division Multiple Access Technology."

     SPRINT PCS'S LICENSED SPECTRUM. Sprint PCS has invested approximately $100.0 million to purchase the wireless personal communications services licenses in Alamosa's territory and to pay costs to remove sources of microwave signals that interfere with the licensed spectrum, a process generally referred to as microwave clearing.

     BETTER EQUIPMENT AVAILABILITY AND PRICING. Alamosa expects to be able to acquire handsets and network equipment more quickly and at a lower cost than it would without its affiliation with Sprint PCS. For example, Sprint PCS will use commercially reasonable efforts to obtain for Alamosa the same discounted volume-based pricing on wireless-related products and warranties as Sprint PCS receives from its vendors.

     ESTABLISHED BACK OFFICE SUPPORT SERVICES. Alamosa has contracted with Sprint PCS to provide critical back office services, including customer activation, handset logistics, billing, customer care and network monitoring services. Because Alamosa does not have to establish and operate its own systems, it is able to accelerate its market launches and capitalize upon Sprint PCS's economies of scale.

     ACCESS TO THE SPRINT PCS WIRELESS WEB. Alamosa supports the recently announced Sprint PCS Wireless Web service in Alamosa's portion of the Sprint PCS network. For more information on the Sprint PCS Wireless Web, see "--Products and Services--Access to the Sprint PCS Wireless Web."

     Statements in this proxy statement-prospectus regarding Sprint or Sprint PCS are derived from information contained in Alamosa's affiliation agreements with Sprint and Sprint PCS and periodic reports and other documents filed with the Securities and Exchange Commission by, or press releases issued by, Sprint and Sprint PCS.


MARKETS


     The following table lists the location, basic trading area number and estimated total residents for each of the markets that comprise Alamosa's territory under Alamosa's affiliation agreements with Sprint PCS. As of September 30, 2000, Alamosa had 91,443 Sprint PCS subscribers.





BTA NO. (1)     TERRITORY                STATE          ESTIMATED TOTAL RESIDENTS (2)
-------------   ----------------------   ------------   ------------------------------
3               Abilene                  Texas          255,799
8               Albuquerque              New Mexico     812,923
13              Amarillo                 Texas          403,843
18              Appleton-Oshkosh         Wisconsin      447,389
40              Big Spring               Texas          33,788
68              Carlsbad                 New Mexico     53,893
87              Clovis                   New Mexico     74,139
89              Colorado Springs (3)     Colorado       9,007
121             Eagle Pass-Del Rio       Texas          121,835
123             Eau Claire               Wisconsin      192,729
124             El Centro-Calexico       California     152,149
128             El Paso                  Texas          782,452
                Farmington,
139             NM-Durango               Colorado       206,156
144             Flagstaff                Arizona        117,700
148             Fond du Lac              Wisconsin      95,582
162             Gallup                   New Mexico     137,758
168             Grand Junction           Colorado       247,279
173             Green Bay                Wisconsin      347,601

BTA NO. (1)     TERRITORY                    STATE                   ESTIMATED TOTAL RESIDENTS (2)
-------------   --------------------------   ---------------------   ------------------------------
191             Hobbs                        New Mexico              54,955
234             La Crosse-Winona             Wisconsin/Minnesota     312,401
242             Laredo                       Texas                   228,076
244             Las Cruces                   New Mexico              251,570
245             Las Vegas (3)                Arizona                 142,327
264             Lubbock                      Texas                   395,253
272             Madison(3)                   Wisconsin               148,946
276             Manitowoc                    Wisconsin               83,106
296             Midland                      Texas                   125,531
297             Milwaukee (3)                Wisconsin               84,676
298             Minneapolis-St. Paul (3)     Minnesota               84,823
327             Odessa                       Texas                   216,772
347             Phoenix (3)                  Arizona                 15,937
362             Prescott                     Arizona                 161,907
366             Pueblo                       Colorado                308,640
386             Roswell                      New Mexico              80,827
400             San Angelo                   Texas                   162,093
402             San Diego (3)                California              3,481
407             Santa Fe                     New Mexico              213,873
417             Sheboygan                    Wisconsin               111,186
420             Sierra Vista-Douglas         Arizona                 115,420
                Stevens
                Point-Marshfield-
432             Wisconsin Rapids             Wisconsin               214,597
447             Tucson (3)                   Arizona                 17,285
466             Wausau-Rhinelander           Wisconsin               245,229
486             Yuma                         Arizona                 140,949
268             McAllen                      Texas
378             Rochester                    Minnesota
---             ----------                   ---------------------
Total                                                                8,411,882


(1) BTA No. refers to the basic trading area number assigned to that market by the FCC for the purposes of issuing licenses for wireless services.

(2) Estimated total residents is based on projections of year-end 2000 population counts calculated by applying the annual growth rate from 1990 to 1999 to estimates of 1999 population counts compiled by the U.S. Census Bureau.

(3) Estimated total residents for these markets reflect only those residents contained in our territory, not the total residents in the entire basic trading area.

     The following table lists the launch dates, network coverage that Alamosa expects will be operational, the estimated total residents and the estimated covered residents for each of the markets that comprise Alamosa's territory under Alamosa's affiliation agreement with Sprint PCS. The number of estimated covered residents does not represent the number of Sprint PCS subscribers that Alamosa expects to be based in its territory.



                                                                                            CUMULATIVE
                                                            ESTIMATED       ESTIMATED       COVERED
EXPECTED COMMERCIAL                                         TOTAL           CUMULATIVE      RESIDENTS
LAUNCH DATE BY                                              LICENSED        COVERED         AS A % OF TOTAL
QUARTER (1)           TERRITORY                 STATE       RESIDENTS (2)   RESIDENTS (3)   RESIDENTS
--------------------- ------------------------- ----------- --------------- --------------- ----------------
CURRENTLY LAUNCHED
 POPS                                                       3,970,019       3,033,409       36%
                      Abilene                   Texas
                      Albuquerque               New Mexico
                      Amarillo                  Texas
                      El Paso                   Texas
                      Laredo                    Texas
                      Las Cruces                New Mexico
                      Lubbock                   Texas
                      Midland                   Texas
                      Odessa                    Texas
                      San Angelo                Texas
                      Santa Fe                  New Mexico
                      Eagle Pass-Del Rio        Texas
4TH QUARTER 2000                                            2,014,074       4,530,401       54%
                      Colorado Springs (4)      Colorado
                      Flagstaff                 Arizona
                      Grand Junction            Colorado
                      Prescott                  Arizona
                      Pueblo                    Colorado
                      Appleton-Oshkosh          Wisconsin
                      Fond du Lac               Wisconsin
                      Green Bay                 Wisconsin
                      Manitowoc                 Wisconsin
                      Milwaukee (4)             Wisconsin
                      Sheboygan                 Wisconsin
1ST QUARTER 2001                                            293,098         4,748,401       56%
                      El Centro-Calexico        California
                      Yuma                      Arizona
2ND QUARTER 2001                                            1,862,212       5,810,023       69%
                      Big Spring                Texas
                      Clovis                    New Mexico
                      Eau Claire                Wisconsin
                      Farmington, NM-
                      Durango                   Colorado
                      Hobbs                     New Mexico
                                                Wisconsin/
                      La Crosse-Winona          Minnesota
                      Las Vegas (4)             Arizona
                      Madison (4)               Wisconsin
                      Minneapolis-St. Paul
                          (4)                   Minnesota
                      Phoenix (4)               Arizona
                      San Diego (4)             California
                      Sierra Vista-Douglas      Arizona

                                                                                       CUMULATIVE
                                                       ESTIMATED       ESTIMATED       COVERED
EXPECTED COMMERCIAL                                    TOTAL           CUMULATIVE      RESIDENTS
LAUNCH DATE BY                                         LICENSED        COVERED         AS A % OF TOTAL
QUARTER (1)           TERRITORY            STATE       RESIDENTS (2)   RESIDENTS (3)   RESIDENTS
--------------------- -------------------- ----------- --------------- --------------- ----------------
                      Stevens Point-
                      Marshfield-
                      Wisconsin Rapids     Wisconsin
                      Tucson (4)           Arizona
                      Wausau-Rhinelander   Wisconsin
3RD QUARTER 2001                                       272,478         5,966,023       71%
                      Carlsbad             New Mexico
                      Gallup               New Mexico
                      Roswell              New Mexico



----------

(1) Launch dates may be affected by a number of factors, including shifts in populations or network focus, changes or advances in technology, acquisition of other markets and delays in market build-out due to reasons identified in "Risk Factors--Risks Particular to Superholdings' Business, Strategy and Operations."

(2) Estimated total residents is based on projections of year-end 2000 population counts calculated by applying the annual growth rate from 1990 to 1999 to estimates of 1999 population counts compiled by the U.S. Census Bureau.

(3) Estimated covered residents are based on our actual or projected network coverage in markets at the launch date using current projections of year-end 2000 population counts calculated by applying the annual growth rate from 1990 to 1999 to estimates of 1999 population counts compiled by the U.S. Census Bureau.

(4) Total residents, covered residents and actual customers for these markets reflect only those residents or customers contained in our territory, not the total residents, covered residents and actual customers in the entire basic trading area.


     Pursuant to Alamosa's affiliation agreements with Sprint PCS, Alamosa has agreed to cover a minimum percentage of the resident population in Alamosa's territory within specified time periods. Alamosa plans to build out its territory more rapidly than those network build-out requirements. For more information on the network build-out requirements, see "Affiliation Agreements with Sprint PCS--The Management Agreements-Network Build-Out." Alamosa believes that its build-out plan is achievable based on Alamosa's progress to date, the proven digital wireless personal communications services technology Alamosa will use to build its portion of the Sprint PCS network and the established standards of Sprint PCS. However, Alamosa's build-out plan may change for a number of reasons. See "Risk Factors--Risk Particular to Superholdings' Business, Strategy and Operation" and "Financial Statements" commencing on page F-1 hereof.


NETWORK OPERATIONS

     GENERAL. The effective operation of Alamosa's portion of the Sprint PCS network requires:

    o  public switched and long distance interconnection;

    o  the implementation of roaming arrangements; and

    o  the development of network monitoring systems.

     Alamosa's network connects to the public switched telephone network to facilitate the origination and termination of traffic between Alamosa's network and both local exchange and long distance carriers. Sprint provides preferred rates for long distance services. Through Alamosa's arrangements with Sprint PCS and Sprint PCS's arrangements with other wireless service providers, Sprint PCS subscribers based in Alamosa's territory have roaming capabilities on other networks. Alamosa has a network monitoring


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system in all of its switching centers, where Alamosa monitors its portion of the Sprint PCS network during normal business hours. For after hours monitoring, Sprint PCS's Network Operation Center provides 24 hour, seven day a week monitoring of Alamosa's portion of the Sprint PCS network and notification to Alamosa's designated personnel. This network monitoring process assists Alamosa's staff in improving Alamosa's network reliability without having to staff 24 hours a day.


     As of September 30, 2000, Alamosa's portion of the Sprint PCS network included 266 base stations and four switching centers.

     NORTEL EQUIPMENT AGREEMENT. On December 21, 1998, Alamosa entered into a three year equipment agreement with Nortel for purchases of Alamosa's network equipment and infrastructure, including switches, base stations and controllers. Pursuant to the Nortel equipment agreement, Nortel provides installation and optimization services, such as network engineering and radio frequency engineering, for the equipment and granted to Alamosa a nonexclusive license to use all the software associated with the equipment. Pursuant to the Nortel equipment agreement, Alamosa is required to purchase a total of $167.0 million of equipment and services from Nortel. As of September 30, 2000, Alamosa had remaining commitments of $39.2 million under the Nortel equipment agreement. These purchases may be financed pursuant to the EDC credit facility, or, after the reorganization, pursuant to the new credit facility. Alamosa submits purchase orders to Nortel for the equipment and services as needed. If Alamosa's affiliation with Sprint PCS ends, Nortel has the right to either terminate the equipment agreement or, with Alamosa's consent, modify the equipment agreement to establish new prices, terms and conditions.

     TOWER AGREEMENT WITH OMNIAMERICA. In August 1998, Alamosa entered into a nonexclusive master site development and lease agreement for tower sites with OmniAmerica Development Corp., formerly known as Specialty Capital Services, Inc., a subsidiary of Specialty Teleconstructors, Inc. which has since merged with America Tower Corporation. Pursuant to the agreement, OmniAmerica arranges for collocation of Alamosa's equipment, or constructs new facilities, in areas Alamosa identifies for build-out. Subject to Alamosa's approval, OmniAmerica provides site acquisition, leasing and construction services and secures zoning, permitting and surveying approvals and licenses for each base station location. The initial term of the master agreement expires in August 2003, with automatic renewal for three additional terms of five years each. Alamosa leases all individual tower sites that OmniAmerica provides for an initial term of five years, with automatic renewals at Alamosa's option for three additional terms of five years each. The agreement provides for monthly payment aggregating to approximately $5.0 million per year, subject to an annual adjustment based on the Consumer Price Index. In any situation where OmniAmerica's rights in a site are derived from a lease with a third party, the terms of Alamosa's agreement with OmniAmerica, including the lease term, are subordinate to the terms of that lease.


     TOWER AGREEMENT WITH SBA. On February 22, 2000, two of Alamosa's subsidiaries, Texas Telecommunications, L.P. and Alamosa Wisconsin Limited Partnership, entered into a master site agreement and a master design build agreement with SBA Towers, Inc. The master design build agreement was amended and restated on March 21, 2000. The term of the master design agreement expires in December 2001. Pursuant to the agreement, SBA arranges for collocation of Texas Telecommunications' and Alamosa Wisconsin's equipment, or constructs new facilities, in areas Texas Telecommunications and Alamosa Wisconsin identify for build-out. Subject to the approval of Texas Telecommunications and Alamosa Wisconsin, SBA provides site acquisition, leasing and construction services and secures zoning, permitting and surveying approvals and licenses for each base station location. The term of the master design agreement expires in December 2001. Texas Telecommunications and Alamosa Wisconsin lease all individual tower sites that SBA provides for an initial term of five years, with automatic renewals at their option for four additional terms of five years each. Texas Telecommunications and Alamosa Wisconsin pay rental payments to SBA monthly, in the amounts indicated on each individual leased site schedule, subject to an annual adjustment. In any situation where SBA's rights in a site are derived from a lease with a third party, the terms of the master site agreement, including the lease term, are subordinate to the terms of that lease.


     AGREEMENTS WITH CHR SOLUTIONS. Alamosa has entered into a number of agreements with CHR Solutions to perform aspects of Alamosa's network build-out. CHR Solutions resulted from a merger



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between Hicks R Ragland Engineering Co., Inc., and Cathey, Hutton & Associates,
Inc. effective as of November 1, 1999. David Sharbutt, our Chairman and Chief Executive Officer, was at the time the agreements were executed, the Chairman, Chief Executive Officer, a director and shareholder of CHR Solutions. Mr. Sharbutt no longer holds any of these positions at CHR Solutions. Those agreements include the following:

     o On July 27, 1998, we entered into an engineering service agreement with CHR Solutions that is to last through August 2001 for a maximum fee of approximately $7.0 million, excluding taxes. We paid $902,243 in 1998 and $2,951,476 in 1999 for these services.

     o As of April 9, 1999, Alamosa entered into a data communications services agreement with CHR Solutions to perform design and implementation services for Alamosa in connection with Alamosa's wide area network and local area networks for a maximum fee of $262,040, excluding taxes. The agreement lasts until the project is completed, unless either party terminates it earlier for cause.

     o As of January 28, 2000, Alamosa entered into a professional services agreement with CHR Solutions to develop the sub-affiliate program from the development of a model through the execution of the sub-affiliate program. The estimated probable costs of the services is $248,000. Either party may terminate the agreement without penalty at any time with or without cause upon giving the other party 30 days' prior written notice.



PRODUCTS AND SERVICES

     Alamosa offers products and services throughout its territory under the Sprint and Sprint PCS brand names. Alamosa's products and services are designed to mirror the service offerings of Sprint PCS and to integrate with the Sprint PCS network. The Sprint PCS service packages Alamosa currently offers include the following:

     100% DIGITAL WIRELESS NETWORK WITH SERVICE ACROSS THE COUNTRY. Alamosa is part of the largest 100% digital wireless personal communications services network in the country. Sprint PCS customers based in Alamosa's territory may access Sprint PCS services throughout the Sprint PCS network, which includes more than 4,000 cities and communities across the United States. Dual-band/dual-mode handsets allow roaming on wireless networks where Sprint PCS has roaming agreements.

     ACCESS TO THE SPRINT PCS WIRELESS WEB. Alamosa supports the recently announced Sprint PCS Wireless Web offer in Alamosa's portion of the Sprint PCS network. The Sprint PCS Wireless Web allows customers with data capable handsets to connect their portable computers or personal digital assistants to the Internet. Sprint PCS customers with data capable handsets also have the ability to receive periodic information updates such as stock prices, sports scores and weather reports. Sprint PCS customers with web-browser enabled handsets have the ability to connect to and browse specially designed text-based Internet sites on an interactive basis. Sprint PCS has agreements with Internet providers including America Online, Amazon.com, Yahoo!, Fidelity.com, Bloomberg.com and Goto.com to provide services for the Sprint PCS Wireless Web. Sprint PCS offers various pricing options including a fixed number of updates or a bundle of data minutes as add-ons to existing Sprint PCS "Free and Clear" plans or a bundle of minutes for a set price that can be used for either data or voice.

     PRICING AND FEATURES. Sprint PCS's consumer pricing plans are typically structured with:

    o  monthly recurring charges;

    o  large local calling areas;

    o  bundles of minutes; and

    o service features such as voicemail, caller ID, call waiting, call forwarding and three-way calling.

     The increased capacity of code division multiple access technology allows Alamosa to market high usage customer plans at per minute rates lower than analog cellular and certain digital providers. All of Sprint PCS's current national plans:


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    o  include minutes on any portion of the Sprint PCS network with no roaming charges for the customer;

    o  offer advanced features and generally require no long-term contracts;

    o offer a selection of handsets to meet the needs of individual consumers and businesses;

    o  provide a limited-time money back guarantee on Sprint PCS handsets; and

    o  provide the first incoming minute free.

     In addition, Sprint PCS's "Free and Clear" calling plans include free long distance calling from anywhere on its national network to anywhere in the United States.

     ADVANCED HANDSETS. Alamosa offers a selection of single and dual-band handsets with various advanced features and technology, such as Internet readiness described in "--Products and Services: Access to the Sprint PCS Wireless Web" above. All handsets are sold under the Sprint and Sprint PCS brand names and are equipped with preprogrammed features such as:

    o  caller ID;

    o  call waiting;

    o  phone books;

    o  speed dial; and

    o  last number redial.

     Code division multiple access single-band/single-mode handsets, weighing approximately five to seven ounces, offer up to five days of standby time and approximately four hours of talk time. Alamosa also offers dual-band/dual-mode handsets that allow customers to make and receive calls on both wireless personal communications services and cellular frequency bands with the applicable digital or analog technology. These handsets allow roaming on cellular networks where Sprint PCS digital service is not available.

     PRIVACY AND SECURITY. Sprint PCS provides voice transmissions encoded into a digital format with a significantly lower risk of fraud and eavesdropping than on analog-based systems. Sprint PCS customers using dual-band/dual-mode handsets in analog mode do not have the benefit of digital security.

     SIMPLE ACTIVATION. Customers can purchase a Sprint PCS handset at a retail location and activate their service and program the handset by calling Sprint PCS customer care.

     CUSTOMER CARE. Sprint PCS provides customer care services to customers based in Alamosa's territory under Alamosa's services agreement. Sprint PCS offers customer care 24 hours a day, seven days a week. Customers can call the Sprint PCS toll-free customer care number from anywhere in the country. All Sprint PCS handsets are preprogrammed with a speed dial feature that allows customers to easily reach customer care at any time.

     OTHER SERVICES. In addition to these services, Alamosa may also offer wireless local loop services in its territory, but only where Sprint is not a local exchange carrier. Wireless local loop is a wireless substitute for the landline-based telephones in homes and businesses. Alamosa also believes that new features and services will be developed on the Sprint PCS network to take advantage of code division multiple access technology. Sprint PCS conducts ongoing research and development to produce innovative services that are intended to give Sprint PCS a competitive advantage. Alamosa may incur additional expenses in modifying its technology to provide these additional features and services.

ROAMING

     SPRINT PCS ROAMING. Sprint PCS roaming includes both inbound Sprint PCS roaming, when a Sprint PCS subscriber based outside of Alamosa's territory uses Alamosa's portion of the Sprint PCS network, and outbound Sprint PCS roaming, when a Sprint PCS subscriber based in Alamosa's territory uses the Sprint PCS network outside of Alamosa's territory. Sprint PCS pays Alamosa a per minute fee

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for inbound Sprint PCS roaming. Similarly, Alamosa pays a per minute fee to
Sprint PCS for outbound Sprint PCS roaming. Pursuant to Alamosa's affiliation agreements with Sprint PCS, Sprint PCS has the discretion to change the per minute rate for Sprint PCS roaming fees.

     NON-SPRINT PCS ROAMING. Non-Sprint PCS roaming includes both inbound non-Sprint PCS roaming, when a non-Sprint PCS subscriber uses Alamosa's portion of the Sprint PCS network, and outbound non-Sprint PCS roaming, when a Sprint PCS subscriber based in Alamosa's territory uses a non-Sprint PCS network. Pursuant to roaming agreements between Sprint PCS and other wireless service providers, when another wireless service provider's subscriber uses Alamosa's portion of the Sprint PCS network, Alamosa earns inbound non-Sprint PCS roaming revenue. These wireless service providers must pay fees for their subscribers' use of Alamosa's portion of the Sprint PCS network, and as part of Alamosa's collected revenues, Alamosa is entitled to 92% of these fees. Currently, pursuant to Alamosa's services agreement with Sprint PCS, Sprint PCS bills these wireless service providers for these fees. When another wireless service provider provides service to one of the Sprint PCS subscribers based in Alamosa's territory, Alamosa pays outbound non-Sprint PCS roaming fees directly to that provider. Sprint PCS, pursuant to Alamosa's current services agreement with Sprint PCS, then bills the Sprint PCS subscriber for use of that provider's network at rates specified in his or her contract and pays Alamosa 100% of this outbound non-Sprint PCS roaming revenue collected from that subscriber on a monthly basis. As a result, Alamosa retains the collection risk for outbound non-Sprint PCS roaming fees incurred by the subscribers based in Alamosa's territory.


MARKETING STRATEGY

     Alamosa's marketing strategy is to complement Sprint PCS's national marketing strategies with techniques tailored to each of the specific markets in Alamosa's territory.

     USE SPRINT PCS'S BRAND EQUITY. Alamosa features exclusively and prominently the nationally recognized Sprint and Sprint PCS brand names in Alamosa's marketing and sales effort. From the customers' point of view, they use Alamosa's portion of the Sprint PCS network and the rest of the Sprint PCS network as a unified national network.

     ADVERTISING AND PROMOTIONS. Sprint PCS promotes its products through the use of national as well as regional television, radio, print, outdoor and other advertising campaigns. In addition to Sprint PCS's national advertising campaigns, Alamosa advertises and promotes Sprint PCS products and services on a local level in Alamosa's markets at Alamosa's cost. Alamosa has the right to use any promotion or advertising materials developed by Sprint PCS and only has to pay the incremental cost of using those materials, such as the cost of local radio and television advertisement placements, advertisement production and material costs and incremental printing costs. Alamosa also benefits from any advertising or promotion of Sprint PCS products and services by third party retailers in Alamosa's territory, such as RadioShack, Circuit City and Best Buy. Alamosa must pay the cost of specialized Sprint PCS print advertising by third party retailers. Sprint PCS also runs numerous promotional campaigns which provide customers with benefits such as additional features at the same rate or free minutes of use for limited time periods. Alamosa offers these promotional campaigns to potential customers in Alamosa's territory.

     SPONSORSHIPS. Sprint PCS is a sponsor of numerous national, regional and local events. These sponsorships provide Sprint PCS with brand name and product recognition in high profile events and provide a forum for sales and promotions. Additionally, Alamosa has been a sponsor for events and activities in Alamosa's territory such as:

    o  the Albuquerque Balloon Fest;

    o  the Western Professional Hockey League;

    o  minor league baseball teams;

    o  local school programs;

    o  March of Dimes; and

    o  other charity events.


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     BUNDLING OF SERVICES. Alamosa expects to take advantage of the complete array of communications services offered by Sprint PCS and Sprint, which may include bundling wireless personal communications services with other Sprint products, such as long distance and Internet access.

     SALES FORCE WITH LOCAL PRESENCE. Alamosa has established local sales forces to execute its marketing strategy through direct business-to-business contacts, its company-owned retail stores, local distributors and other channels. In addition, Alamosa has targeted maquiladoras, which are factories with locations on both sides of the border, and the numerous college campuses in its territory. Alamosa's market teams also participate in local clubs and civic organizations such as the Chamber of Commerce, Rotary and Kiwanis.


SALES AND DISTRIBUTION

     Alamosa's sales and distribution plan is designed to exploit Sprint PCS's multiple channel sales and distribution plan and to enhance it through the development of local distribution channels. Key elements of Alamosa's sales and distribution plan consist of the following:


     SPRINT PCS RETAIL STORES. As of September 30, 2000, Alamosa owned and operated 15 Sprint PCS stores and two kiosks at military base locations. These stores provide Alamosa with a local presence and visibility in the markets within Alamosa's territory. Following the Sprint PCS model, these stores are designed to facilitate retail sales, activation, bill collection and customer service, although Alamosa currently does not have direct electronic access to Sprint PCS customer care at these stores. Alamosa plans to open an additional 30 retail stores throughout its territory by year-end 2001.

     SPRINT STORE WITHIN A RADIOSHACK STORE. Sprint has an exclusive arrangement with RadioShack to install a "store within a store," making Sprint PCS the exclusive brand of wireless personal communications services using CDMA technology in the 1900 MHZ spectrum and products sold through RadioShack stores. As of September 30, 2000, RadioShack had approximately 219 stores in Alamosa's territory.


     OTHER NATIONAL THIRD PARTY RETAIL STORES. In addition to RadioShack, Alamosa benefits from the distribution agreements established by Sprint PCS with other national and regional retailers which currently include:


    o   AAFES;              o   Edge in Communications;
    o   Audio Express;      o   K-Mart;
    o   Best Buy;           o   Dillards;
    o   Circuit City;       o   Foley's;
    o   Office Depot;       o   Ritz Camera;
    o   Office Max;         o   Kaufmann's; and
    o   Staples;            o   TSR Wireless.
    o   Heilig Meyer;
    o   Target;



As of September 30, 2000, these retailers had approximately 263 stores in Alamosa's territory.


     NATIONAL ACCOUNTS AND DIRECT SELLING. Alamosa participates in Sprint PCS's national accounts program. Sprint PCS has a national accounts team, which focuses on the corporate headquarters of large companies. Once a representative reaches an agreement with the corporate headquarters, Alamosa services the offices of that corporation located in Alamosa's territory. Alamosa's direct sales force targets the employees of these corporations in Alamosa's territory and contacts other local business clients.

     TELEMARKETING. Sprint PCS provides telemarketing sales when customers call from Alamosa's territory. As the exclusive provider of Sprint PCS products and services in Alamosa's market, Alamosa will benefit from the national Sprint PCS 1-800-480-4PCS number campaigns that generate call-in leads. These leads are then handled by Sprint PCS's inbound telemarketing group.

     ELECTRONIC COMMERCE. Sprint PCS maintains an Internet site, www.sprintpcs.com, which contains information on Sprint PCS products and services. A visitor to Sprint PCS's Internet site can order and pay

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for a handset and select a rate plan. Sprint PCS customers visiting the site can review the status of their account, including the number of minutes used in the current billing cycle. Alamosa will recognize the revenues generated by Sprint PCS customers in Alamosa's territory who purchase products and services over the Sprint PCS Internet site.

TECHNOLOGY

     GENERAL. In the commercial wireless communication industry there are two principal services licensed by the FCC for transmitting two-way, real time voice and data signals: "cellular" and wireless "personal communications services." In addition, enhanced specialized mobile radio service, a new but not yet widely used technology, also allows for interconnected two-way real time voice and data services. The FCC licenses these applications, each of which operates in a distinct radio frequency block. Cellular, which uses the 800 MHZ frequency block, was the original form of widely-used commercial wireless voice communications. Cellular systems are predominantly analog-based, but over the last several years cellular operators have started to use digital service in the 800 MHZ frequency block. Digital services have been deployed, as a complement to the analog based services, in most of the major metropolitan markets.

     In 1993, the FCC allocated the 1900 MHZ frequency block of the radio spectrum for wireless personal communications services. Wireless personal communications services differ from traditional analog cellular telephone service principally in that wireless personal communications services systems operate at a higher frequency and employ advanced digital technology. Analog-based systems send signals in which the transmitted signal resembles the input signal, the caller's voice. Digital systems convert voice or data signals into a stream of digits that permit a single radio channel to carry multiple simultaneous transmissions. Digital systems also achieve greater frequency reuse than analog systems resulting in greater capacity than analog systems. This enhanced capacity, along with enhancements in digital protocols, allows digital-based wireless technologies, whether using wireless personal communications services or cellular frequencies, to offer new and enhanced services, including greater call privacy and more robust data transmission, such as facsimile, electronic mail and connecting notebook computers with computer/data networks.

     Wireless communications systems, whether wireless personal communications services or cellular, are divided into multiple geographic coverage areas, known as "cells." In both wireless personal communications services and cellular systems, each cell contains a transmitter, a receiver and signaling equipment, known as the "base station." The base station is connected by microwave or landline telephone lines to a switch that uses computers to control the operation of the cellular or wireless personal communications services system. The system:

     o controls the transfer of calls from cell to cell as a subscriber's handset travels;

     o    coordinates calls to and from handsets;

     o    allocates calls among the cells within the system; and

     o connects calls to the local landline telephone system or to a long distance carrier.

     Wireless communications providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their system with the existing landline communica tions system. Because the signal strength of a transmission between a handset and a base station declines as the handset moves away from the base station, the switching office and the base station monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another base station where the signal strength is stronger.

     Wireless digital signal transmission is accomplished through the use of various forms of frequency management technology or "air interface protocols." The FCC has not mandated a universal air interface protocol for wireless personal communications services systems. Wireless personal communications systems operate under one of three principal air interface protocols, code division multiple access, time division multiple access, commonly referred to as TDMA, or global system for mobile communications, commonly referred to as GSM. Time division multiple access and global system for mobile communications are both time division multiple access systems but are incompatible with each other. The code


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division multiple access system is incompatible with both global system for mobile communications and time division multiple access systems. Accordingly, a subscriber of a system that utilizes code division multiple access technology is unable to use a code division multiple access handset when traveling in an area not served by code division multiple access-based wireless personal communications services operators, unless the customer carries a dual-band/dual-mode handset that permits the customer to use the analog cellular system in that area. The same issue would apply to users of time division multiple access or global system for mobile communications systems. All of the wireless personal communications services operators now have dual-mode or tri-mode handsets available to their customers. Because digital networks do not cover all areas in the country, these handsets will remain necessary for segments of the subscriber base.


CODE DIVISION MULTIPLE ACCESS TECHNOLOGY

     Sprint PCS's network and its affiliates' networks all use digital code division multiple access technology. Alamosa believes that code division multiple access provides important system performance benefits such as:

     GREATER CAPACITY. Alamosa believes, based on studies by code division multiple access manufacturers, that code division multiple access systems can provide system capacity that is approximately seven to ten times greater than that of current analog technology and approximately three times greater than time division multiple access and global system for mobile communications systems.

     PRIVACY AND SECURITY. One of the benefits of code division multiple access technology is that it combines a constantly changing coding scheme with a low power signal to enhance call security and privacy.

     SOFT HAND-OFF. Code division multiple access systems transfer calls throughout the code division multiple access network using a technique referred to as a soft hand-off, which connects a mobile customer's call with a new base station while maintaining a connection with the base station currently in use. Code division multiple access networks monitor the quality of the transmission received by multiple base stations simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell unless replaced by a stronger signal from another base station. Analog, time division multiple access and global system for mobile communications networks use a "hard hand-off" and disconnect the call from the current base station as it connects with a new one without any simultaneous connection to both base stations.

     SIMPLIFIED FREQUENCY PLANNING. Frequency planning is the process used to analyze and test alternative patterns of frequency used within a wireless network to minimize interference and maximize capacity. Unlike time division multiple access and global system for mobile communications based systems, code division multiple access based systems can reuse the same subset of allocated frequencies in every cell, substantially reducing the need for costly frequency reuse patterning and constant frequency plan management.

     LONGER BATTERY LIFE. Due to their greater efficiency in power consumption, code division multiple access handsets can provide longer standby time and more talk time availability when used in the digital mode than handsets using alternative digital or analog technologies.

     While code division multiple access has the inherent benefits discussed above, time division multiple access networks are generally less expensive when overlaying existing analog systems since the time division multiple access spectrum usage is more compatible with analog spectrum planning. In addition, global system for mobile communications technology, unlike code division multiple access, allows multi-vendor equipment to be used in the same network. This, along with the fact that the global system for mobile communications technology is currently more widely used throughout the world than code division multiple access, provides economies of scale for handset and equipment purchases. A standards process is also underway which will allow wireless handsets to support analog, time division multiple access and global system for mobile communications technologies in a single unit. Currently, there are no plans to have code division multiple access handsets that support either the time division multiple access or global system for mobile communications technologies.


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COMPETITION

     Competition in the wireless communications services industry is intense. Alamosa competes with a number of wireless service providers in Alamosa's markets. Alamosa believes that its primary competition is with national wireless providers such as:

    o  Nextel Communications, Inc.;

    o  ALLTEL Mobile Communications;

    o  Verizon Wireless Inc.;

    o  VoiceStream Wireless Corporation; and

    o  AT&T Wireless Services, Inc.

     Alamosa also competes with regional wireless providers. The principal regional wireless competitors are:

    o SBC Communications Inc. and Ameritech Corporation, its wholly-owned subsidiary;

    o  Western Wireless Corporation; and

    o  United States Cellular Corporation.

     Furthermore, a number of wireless service providers compete with Alamosa on a local basis, such as:

    o  Airadigm Communications;

    o  Poka Lambro PCS, Inc.; and

    o  Amarillo CellTelCo.

     Alamosa also faces competition from resellers, which provide wireless services to customers but do not hold FCC licenses or own facilities. Instead, the resellers buy blocks of wireless telephone numbers and capacity from a licensed carrier and resell services through their own distribution network to the public. The FCC currently requires all cellular and wireless personal communications services licensees to permit resale of carrier services to a reseller.


     In addition, Alamosa competes with existing communications technologies such as paging, enhanced specialized mobile radio service dispatch and conventional landline telephone companies in Alamosa's markets. Potential users of wireless personal communications services systems may find their communications needs satisfied by other current and developing technologies. One- or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential customers who do not need to speak to the caller.


     In the future, Alamosa expects to face increased competition from entities providing similar services using other communications technologies, including satellite-based telecommunications and wireless cable systems. While some of these technologies and services are currently operational, others are being developed or may be developed in the future.

     Many of Alamosa's competitors have access to more licensed spectrum than the 10 MHZ licensed to Sprint PCS in New Mexico and Durango and the 20 MHZ licensed to Sprint PCS in El Paso. Among other things, increased spectrum allows for higher call volume and fewer dropped calls. Cellular service providers have licenses covering 25 MHZ of spectrum, and three competing wireless personal communications services providers have licenses to use 30 MHZ in New Mexico. Except for New Mexico (10 MHZ), Durango (10 MHZ) and El Paso (20
MHZ), Sprint PCS has licenses to use 30 MHZ of spectrum throughout Alamosa's territory.


     Many of Alamosa's competitors have significantly greater financial and technical resources and subscriber bases than Alamosa does. AT&T Wireless has over 11 million subscribers and Verizon Wireless, Inc. has over 23 million subscribers. Some of Alamosa's competitors also have established infrastructures, marketing programs and brand names. In addition, some of Alamosa's competitors may



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be able to offer regional coverage in areas not served by the Sprint PCS network, or, because of their calling volumes or relationships with other wireless providers, may be able to offer regional roaming rates that are lower than those Alamosa offers. Wireless personal communications services operators will likely compete with Alamosa in providing some or all of the services available through the Sprint PCS network and may provide services that Alamosa does not. Additionally, Alamosa expects that existing cellular providers will continue to upgrade their systems to provide digital wireless communication services competitive with Sprint PCS. Recently, there has been a trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, mergers and acquisitions. Alamosa expects this consolidation to lead to larger competitors over time. These larger competitors may have substantial resources or may be able to offer a variety of services to a large customer base.

     Over the past several years the FCC has auctioned and will continue to auction large amounts of wireless spectrum that could be used to compete with Sprint PCS services. Based upon increased competition, Alamosa anticipates that market prices for two-way wireless services generally will decline in the future. Alamosa will compete to attract and retain customers principally on the basis of:

    o the strength of the Sprint and Sprint PCS brand names, services and features;

    o  the size of Alamosa's territory;

    o  the location of Alamosa's markets;

    o  Alamosa's network coverage and reliability;

    o  customer care; and

    o  pricing.

     Alamosa's ability to compete successfully will also depend, in part, on Alamosa's ability to anticipate and respond to various competitive factors affecting the industry, including:

    o  new services and technologies that may be introduced;

    o  changes in consumer preferences;

    o  demographic trends;

    o  economic conditions; and

    o  discount pricing strategies by competitors.

INTELLECTUAL PROPERTY

     The Sprint diamond design logo is a service mark registered with the United States Patent and Trademark Office. The service mark is owned by Sprint. Alamosa uses the Sprint and Sprint PCS brand names, the Sprint diamond design logo and other service marks of Sprint in connection with marketing and providing wireless services within Alamosa's territory. Under the terms of the trademark and service mark license agreements with Sprint and Sprint PCS, Alamosa does not pay a royalty fee for the use of the Sprint and Sprint PCS brand names and Sprint service marks.

     Except in certain instances and other than in connection with the national distribution agreements, Sprint PCS has agreed not to grant to any other person a right or license to use the licensed marks in Alamosa's territory. In all other instances, Sprint PCS reserves the right to use the licensed marks in providing its services within or without Alamosa's territory.

     The trademark license agreements contain numerous restrictions with respect to the use and modification of any of the licensed marks. See "Affiliation Agreements with Sprint PCS--The Trademark and Service Mark License Agreements" for more information on this topic.

EMPLOYEES


     As of September 30, 2000, Alamosa employed 503 full-time employees. None of Alamosa's employees are represented by a labor union. Alamosa believes that its relations with its employees are good.


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PROPERTIES


     Alamosa's headquarters are located in Lubbock, Texas and Alamosa leases space in a number of locations, primarily for Alamosa's Sprint PCS stores, base stations and switching centers. As of September 30, 2000, Alamosa had 15 Sprint PCS retail stores and four switching centers. As of September 30, 2000, Alamosa leased space on 266 towers and owned one tower. Alamosa collocates with other wireless service providers on approximately 37% of Alamosa's towers. Alamosa believes that its facilities are adequate for Alamosa's current operations and that additional leased space can be obtained if needed on commercially reasonable terms.


LEGAL PROCEEDINGS

     Alamosa and its subsidiaries are not parties to any pending legal proceedings that Alamosa believes would, if adversely determined, individually or in the aggregate, have a material adverse effect on Alamosa's, or Alamosa's subsidiaries', financial condition or results of operations.

ENVIRONMENTAL COMPLIANCE

     Alamosa's environmental compliance expenditures primarily result from the operation of standby power generators for Alamosa's telecommunications equipment and compliance with various environmental rules during network build-out and operations. The expenditures arise in connection with standards compliance or permits which are usually related to generators, batteries or fuel storage. Alamosa's environmental compliance expenditures have not been material to Alamosa's financial statements or to Alamosa's operations and are not expected to be material in the future.

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               ALAMOSA'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

     This discussion includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, which can be identified by the use of forward-looking terminology such as, "may," "might," "could," "would," "believe," "expect," "intend," "plan," "seek," "anticipate," "estimate," "project" or "continue" or the negative thereof or other variations thereon or comparable terminology.

     These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those referred to in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in "Statements Regarding Forward-Looking Information."

     Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. Alamosa does not undertake any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the disclosure under the section "Risk Factors" in this proxy statement-prospectus and the risk factors described in other documents Alamosa files from time to time with the SEC.

OVERVIEW

     Prior to January 1, 2000, we had very limited operations, very limited revenues, significant losses, substantial future capital requirements and an expectation of continued losses. As a result of significant operational results reflected in the September 30, 2000 financial statements presented in this document, beginning on page F-3, a comparison of these results to the same period for 1999 may not be meaningful.

     Since our inception, we have incurred substantial costs to negotiate our contracts with Sprint PCS and our debt financing, to raise funds in the public market, to engineer our wireless system, to develop our business infrastructure and distribution channels and to begin the build-out of our portion of the Sprint PCS network. As of September 30, 2000, our accumulated deficit was $79.7 million. Through September 30, 2000, we incurred $200.3 million of capital expenditures and construction in progress related to the build-out of our portion of the Sprint PCS network. While we anticipate operating losses to continue, we expect revenue to increase substantially as the base of Sprint PCS subscribers located in our territory increases.

     On July 17, 1998, we entered into our affiliation agreements with Sprint PCS. We subsequently amended our affiliation agreements with Sprint PCS to expand our territory so that it will include approximately 8.4 million residents.

     As a Sprint PCS affiliate, we have the exclusive right to provide digital wireless personal communication services under the Sprint and Sprint PCS brand names in our territory. We are responsible for building, owning and managing the portion of the Sprint PCS network located in our territory. We market wireless products and services in our territory under the Sprint and Sprint PCS brand names. We offer national plans designed by Sprint PCS and intend to offer specialized local plans tailored to our market demographics. Our portion of the Sprint PCS network is designed to offer a seamless connection with Sprint PCS's 100% digital wireless network. We market wireless products and services through a number of distribution outlets located in our territory, including our own Sprint PCS stores, major national distributors and third party local representatives.

     We launched Sprint PCS service in our first market, Laredo, Texas, in June 1999, and have since commenced service in twenty additional markets:
Albuquerque, Santa Fe and Las Cruces, New Mexico; El Paso, Lubbock, Amarillo, Midland, Odessa, Abilene, San Angelo and Eagle Pass-Del Rio, Texas; Flagstaff and Prescott, Arizona; Grand Junction and Pueblo, Colorado; and Appleton-Oshkosh, Green Bay, Fond du Lac, Manitowoc and Sheboygan, Wisconsin. Our systems cover approximately 4.4 million


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residents out of approximately 8.4 million total residents in those markets.
The number of residents covered by our systems does not represent the number of Sprint PCS subscribers that we expect to be based in our territory. As of September 30, 2000, 91,443 Sprint PCS subscribers were based in our territory.


     We recognize 100% of revenues from Sprint PCS subscribers based in our territory, proceeds from the sales of handsets and accessories and fees from Sprint PCS and other wireless service providers when their customers roam onto our portion of the Sprint PCS network. Sprint PCS retains 8% of all collected revenue from Sprint PCS subscribers based in our territory and fees from wireless service providers other than Sprint PCS when their subscribers roam onto our portion of the Sprint PCS network. We report the amount retained by Sprint PCS as an operating expense.

     As part of our affiliation agreements with Sprint PCS, we have the option of contracting with Sprint PCS to provide back office services such as customer activation, handset logistics, billing, customer service and network monitoring services. We have elected to outsource the performance of these services to Sprint PCS to take advantage of Sprint PCS's economies of scale, to accelerate our build-out and market launches and to lower our initial capital requirements. The cost for these services is primarily calculated on a per subscriber and per transaction basis and is recorded as an operating expense.


SEASONALITY

     Our business is subject to seasonality because the wireless industry is heavily dependent on fourth quarter results. Among other things, the industry relies on significantly higher customer additions and handset sales in the fourth quarter as compared to the other three fiscal quarters. A number of factors contribute to this trend, including:

     o the increasing use of retail distribution, which is dependent upon the year-end holiday shopping season;

     o the timing of new product and service announcements and introductions;

     o    competitive pricing pressures; and

     o    aggressive marketing and promotions.



RESULTS OF OPERATIONS--FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 1999

     Alamosa launched its first wireless PCS network in Laredo, Texas, on June 21, 1999. Additionally, Alamosa launched wireless service in Las Cruces, New Mexico and El Paso, Lubbock, Amarillo, Midland and Odessa, Texas during the third quarter of 1999. Because of this very limited time of operations for the quarter and nine months ended September 30, 1999, comparisons with the same period of 2000 may not be meaningful.

     NET LOSS. Our net loss for the quarter ended September 30, 2000 was $17,470,158 compared to our net loss of $11,925,857 for the quarter ended September 30, 1999. Our net loss for the nine months ended September 30, 2000 was $45,957,833 compared to our net loss of $17,688,419 for the nine months ended September 30, 1999.

     SERVICE REVENUES. Service revenues during the quarter and nine months ended September 30, 2000 in the amounts of $20,754,150 and $45,900,325, respectively, were comprised of subscriber revenue of $14,940,990 and $32,771,109, respectively, and roaming revenue of $5,813,160 and $13,129,216, respectively. Subscriber revenue consists of payments received from Sprint PCS subscribers based in our territory for monthly Sprint PCS service in our territory under a variety of service plans. These plans generally reflect the terms of national plans offered by Sprint PCS and are issued on a month-to-month basis. We receive Sprint PCS roaming revenue at a per minute rate from Sprint PCS or another Sprint PCS affiliate when Sprint PCS subscribers based outside of our territory use our portion of the Sprint PCS network.



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     Non-Sprint PCS roaming revenue primarily consists of fees collected from
Sprint PCS customers based in our territory when they roam on non-Sprint PCS networks. These fees are based on rates specified in the customers' contracts. However, it is possible that in some cases these fees may be less than the amount we must pay to other wireless service providers that provide service to Sprint PCS customers based in our territory. Non-Sprint PCS roaming revenue also includes payments from wireless service providers, other than Sprint PCS, when those providers' customers roam on our portion of the Sprint PCS network.

     For the nine months ended September 30, 2000, average monthly revenue per user including roaming revenue was approximately $85. Without roaming revenue, average monthly revenue per unit was approximately $60. For the quarter ended September 30, 2000, our average monthly revenue per user including roaming revenue, was approximately $87 and without roaming revenue was approximately $63.

     PRODUCT SALES. 100% of the revenue from the sale through our retail stores (including sales to local indirects) of handsets and accessories net of an allowance for returns, are recorded as product sales. Product sales during the quarter ended September 30, 2000 totaled $2,228,949 as compared to $779,464 for the quarter ended September 30, 1999. For the nine months ended September 30, 2000, product sales totaled $6,001,373 compared to $813,052 for the same period of 1999. Sprint PCS's handset return policy allows customers to return their handsets for a full refund within 14 days of purchase. When handsets are returned to us, we may be able to reissue the handsets to customers at little additional cost to us. However, when handsets are returned to Sprint PCS for refurbishing, we receive a credit from Sprint PCS, which is less than the amount we originally paid for the handset.

     COST OF SERVICE AND OPERATIONS. Expenses totaling $14,919,232 during the quarter ended September 30, 2000 related to providing wireless services to customers. These expenses totaled $1,559,553 for the quarter ended September 30, 1999. For the nine months ended September 30, 2000 and 1999, these expenses totaled $33,369,794 and $2,227,872, respectively. Among these costs are the cost of operations, fees related to data transfer via T-1 and other transport lines, inter-connection fees, Sprint PCS roaming fees, non-Sprint PCS roaming fees and other expenses related to operations. We pay Sprint PCS roaming fees when Sprint PCS subscribers based in our territory use the Sprint PCS network outside of our territory. Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS can change this per minute rate. We pay non-Sprint PCS roaming fees to other wireless service providers when Sprint PCS customers based in our territory use their network.

     COST OF PRODUCTS SOLD. The cost of products sold totaled $4,604,697 during the quarter ended September 30, 2000 and $ 1,811,780 for the quarter ended September 30, 1999. The cost of products sold totaled $11,636,860 and $1,844,238 for the nine months ended September 30, 2000 and 1999, respectively. These amounts include the total cost of accessories and handsets sold through our retail stores (including sales to local indirects). The cost of handsets exceeds the retail sales price because we subsidize the price of handsets for competitive reasons. The handset subsidy included in cost of products sold through our retail stores totaled $2,466,449 and $1,053,882 for the quarters ended September 30, 2000 and 1999, respectively. For the nine months ended September 30, 2000, the handset subsidy totaled $5,823,615 and $1,059,968 for the nine months ended September 30, 1999.

     SELLING AND MARKETING. Selling and marketing expenses totaled $11,566,835 during the quarter ended September 30, 2000 and $3,247,200 during the quarter ended September 30, 1999. For the nine months ended September 30, 2000 and 1999, selling and marketing expenses totaled $25,761,765 and $4,203,078, respectively. Sales and marketing expenses include advertising expenses, promotion costs, sales commissions and expenses related to our distribution channels and handset subsidy paid to Sprint PCS for customers based in our territory that purchase handsets through Sprint PCS or its national retailers. We incur handset subsidy expense, in addition to that incurred through our retail stores, from other sales channels such as E-commerce, telemarketing and Sprint PCS national resellers. The handset subsidy incurred from sources other than our retail stores is included in selling and marketing. The amount of handset subsidy included in selling and marketing totaled $970,738 for the quarter ended September 30, 2000 and $300,771 for the quarter ended September 30, 1999. For the nine months ended September 30, 2000 and 1999, handset subsidy included in selling and marketing totaled $3,232,415 and $343,494, respectively.


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     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include corporate costs and expenses other than those related to Cost of Operations and Selling and Marketing. These expenses totaled $2,986,753 for the quarter ended September 30, 2000 and $1,723,650 for the quarter ended September 30, 1999. For the nine months ended September 30, 2000, these expenses amounted to $6,443,953 and $3,149,453 for the nine months ended September 30, 1999. During the nine months ended September 30, 1999, we incurred significant general and administrative expenses related to the development of our system. Virtually all of these expenses related to the start-up of the business and were expensed according to American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."

     NON-CASH COMPENSATION EXPENSE. Non-cash compensation expense totaled $511,116 for the quarter ended September 30, 2000 and $4,028,205 for the quarter ended September 30, 1999. For employees and non-employee directors, this expense was determined using the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and was based on the estimated intrinsic value of the options at the measurement date. The estimated intrinsic value represents the excess of the estimated fair value over the exercise price of the option. For other non-employees, this expense was determined using provisions of SFAS No. 123, "Accounting for Stock Based Compensation." Total non-cash compensation expense recognized for the nine months ended September 30, 2000 was $5,404,862 and $6,822,037 for the nine months ended September 30, 1999.


     RELATED PARTY EXPENSES. Related party expenses totaled $550,743 for the quarter ended September 30, 2000 and $428,983 for the quarter ended September 30, 1999. Related party expenses totaled $1,466,950 and $654,135 for the nine-month periods ended September 30, 2000 and 1999, respectively, and was primarily comprised of information technology and other professional consulting expenses incurred in connection with a contract between us and a telecommunications engineering and consulting firm. Several key officers and owners of this consulting firm have an equity ownership interest in us.


     DEPRECIATION AND AMORTIZATION. Depreciation and amortization during the quarter ended September 30, 2000 totaled $3,015,497 and $809,680 for the quarter ended September 30, 1999. For the nine month periods ended September 30, 2000 and 1999, depreciation and amortization expenses totaled $7,763,434 and $936,736, respectively. Depreciation is calculated using the straight-line method over the useful life of the asset. We begin to depreciate the assets for each market only after we launch that market.

     INTEREST AND OTHER INCOME. Interest and other income totaled $4,112,352 and $103,675 during the quarters ended September 30, 2000 and 1999, respectively, and $10,834,815 and $444,746 for the nine months ended September 30, 2000 and 1999, respectively. Interest and other income generally have been generated from the investment of equity and loan proceeds held in liquid accounts waiting to be deployed.

     INTEREST EXPENSE. Interest expense totaled $6,961,479 during the quarter ended September 30, 2000 and $750,489 for the quarter ended September 30, 1999. For the nine months ended September 30, 2000, interest expense totaled $18,313,678 as compared to $885,868 for the same period of 1999. Interest expense in 2000 is primarily due to the accretion of interest related to the senior discount notes. Interest expense in 1999 was the result of debt outstanding on a bank line of credit and the EDC credit facility.

RESULTS OF OPERATIONS--YEAR ENDED DECEMBER 31, 1999


     NET LOSS. Our net loss for the year ended December 31, 1999 was $32,835,859 and was comprised primarily of the continued incurrence of start-up expenses relative to the preparation of our initial commercial market launch in June 1999 and 10 other market launches during the period.

     SERVICE REVENUES. Service revenues during the period in the amount of $6,533,623 are comprised of subscriber revenue, Sprint PCS roaming revenue, non-Sprint PCS roaming revenue and long distance revenue, all of which initially began accruing to us at or near our first initial commercial launch in June 1999. Subscriber revenue consists of payments received from Sprint PCS subscribers based in our territory for monthly Sprint PCS service in our territory under a variety of service plans. These plans generally reflect the terms of national plans offered by Sprint PCS and are issued on a month-to-month basis. We receive Sprint PCS roaming revenue at a per minute rate from Sprint PCS or another Sprint PCS affiliate when Sprint PCS subscribers based outside of our territory use our portion of the Sprint PCS network.



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

     Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS can change this per minute rate. Non-Sprint PCS roaming revenue primarily consists of fees collected from Sprint PCS customers based in our territory when they roam on non-Sprint PCS networks. These fees are based on rates specified in the customers' contracts. However, it is possible that in some cases these fees may be less than the amount we must pay to other wireless service providers that provide service to Sprint PCS customers based in our territory. Non-Sprint PCS roaming revenue also includes payments from wireless service providers, other than Sprint PCS, when those providers' customers roam on our portion of the Sprint PCS network. Our average monthly revenue per user for Sprint PCS customers in our territory, including long distance and roaming revenue, was approximately $96.00 for the period from June 26, 1999 to December 31, 1999.


     PRODUCT SALES. 100% of the revenue from the sale of handsets and accessories are recorded, net of an allowance for returns, as product sales. The amount recorded during this period totaled $2,450,090. Sprint PCS's handset return policy allows customers to return their handsets for a full refund within 30 days of purchase. When handsets are returned to us, we may be able to reissue the handsets to customers at little additional cost to us. However, when handsets are returned to Sprint PCS for refurbishing, we receive a credit from Sprint PCS, which is less than the amount we originally paid for the handset.

     COST OF SERVICE AND OPERATIONS. Expenses totaling $7,440,476 during this period related to providing wireless services to customers and are included in cost of services. Among these costs are the cost of operations, fees related to data transfer via T-1 and other transport lines, inter-connection fees, Sprint PCS roaming fees, non-Sprint PCS roaming fees and other expenses related to operations. We pay Sprint PCS roaming fees when Sprint PCS subscribers based in our territory use the Sprint PCS network outside of our territory. Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS can change this per minute rate. We pay non-Sprint PCS roaming fees to other wireless service providers when Sprint PCS customers based in our territory use their network.

     COST OF PRODUCT SALES. The cost of equipment sold totaling $5,938,838 during this period includes the cost of accessories and the cost of handsets sold. We expect the cost of handsets to exceed the retail sales price because we subsidize the price of handsets for competitive reasons. For the year ended December 31, 1999, the handset subsidy included in cost of products sold through our retail stores totaled $3,535,532.

     SELLING AND MARKETING. Selling and marketing expenses totaled $10,810,946 during the period. Sales and marketing expenses include advertising expenses, promotion costs, sales commissions and expenses related to our distribution channels and a handset subsidy paid to Sprint PCS for customers based in our territory that purchase handsets through Sprint PCS or its national retailers. We incur handset subsidy expense, in addition to that incurred through our retail stores, from other sales channels such as E-commerce telemarketing and Sprint PCS national resellers. The handset subsidy incurred from sources other than our retail stores is included in selling and marketing. The amount of handset subsidy included in selling and marketing, totaled $1,487,898 for the period ended December 31, 1999.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include corporate costs and expenses other than those related to Cost of Operations and Selling and Marketing. We have incurred significant general and administrative expenses related to the development of our system. Virtually all of these expenses are related to the start-up of the business and were expensed according to American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."

     NON-CASH COMPENSATION EXPENSE. Non-cash compensation expense totaled $8,199,511 for the period. This expense was determined using the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and was based on the estimated intrinsic value of the options at December 31, 1999. The estimated intrinsic value represents the excess of the estimated fair value over the exercise price of the option.

     RELATED PARTY EXPENSES. Related party expenses totaled $1,726,198 for the period and was primarily comprised of information technology and other professional consulting expenses incurred in connection with a contract between us and a telecommunications engineering and consulting firm. Several key officers and owners of this consulting firm have an equity ownership interest in us.


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     DEPRECIATION AND AMORTIZATION. Depreciation and amortization during the period totaled $3,056,923. Depreciation is calculated using the straight line method over the useful life of the asset. We begin to depreciate the assets for each market only after we open that market.

     INTEREST AND OTHER INCOME. Interest and other income totaling $477,390 during this period generally have been generated from the investment of equity and loan proceeds held in liquid accounts waiting to be deployed.

     INTEREST EXPENSE. Interest expense totaled $2,641,293 during this period and primarily related to the EDC credit facility. Interest on the EDC credit facility may be paid with loans obtained under the Tranche C Commitment of the EDC credit facility until, in most circumstances, February 2002. See "--Description of Our Indebtedness: The EDC Credit Facility." Gains or losses on hedging transactions related to interest rates will be included in interest expense.


RESULTS OF OPERATIONS--FOR THE PERIOD JULY 16, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998


     REVENUE, DIRECT COSTS AND NET LOSS. From inception through December 31, 1998, our operating activities were directed towards the development of our business. During July 1998, we signed our affiliation agreements with Sprint PCS to operate as the exclusive affiliate of Sprint PCS in our territory. Our operating activities were focused on executing our build-out plan and developing our network infrastructure. As our first market did not launch until June 1999, the 1998 period reflects no service revenues, product sales or related costs associated with services or products. Our net loss for the period was $923,822, which was principally comprised of general and administrative expenses.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the period in the amount of $956,331 were comprised primarily of legal and other professional services of $704,381 related to the start up of our business and the development of our systems. In addition, we incurred $166,850 of human resource costs related to preparation for the 1999 launch of our network. Virtually all general and administrative expenses during this period related to the start-up of the business and were expensed according to American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."


INCOME TAXES

     We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The deferred tax asset generated, primarily from temporary differences related to the treatment of start-up costs, unearned compensation and from net operating loss carry forwards, was offset by a full valuation allowance.

     Our financial statements for the periods ended December 31, 1999 and December 31, 1998 did not report any benefit for federal and state income taxes since we had elected to be taxed as a partnership prior to the original Alamosa reorganization. For the periods presented, the members of the limited liability company recorded our tax losses on their own income tax returns. Subsequent to the original Alamosa reorganization, we account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Had we applied the provisions of SFAS No. 109 for the period from inception on July 16, 1998 through December 31, 1999, the deferred tax asset generated, primarily from temporary differences related to the treatment of start-up costs, unearned compensation and from net operating loss carry forwards, would have been offset by a full valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES


     Since inception, we have financed our operations through capital contributions from our owners, through debt financing and through proceeds generated from our initial public offering. We entered into a credit agreement with Nortel effective June 10, 1999, which was amended and restated on February 8, 2000. On June 23, 2000, Nortel assigned the entirety of its loans and commitments to EDC, and Alamosa and EDC entered into the EDC credit facility.



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     The EDC credit facility was reduced by $75.0 million from the issuance of
Alamosa's senior discount notes, such that the EDC credit facility provides for advancing term loan facilities in the aggregate principal amount of $175.0 million. The terms and conditions of the EDC credit facility are substantially the same as the terms and conditions of the Nortel credit agreement before the assignment and the amendments. However, Alamosa is no longer required to maintain a $1.0 million cash balance as collateral against the EDC credit facility.

     As of September 30, 2000, approximately $4.5 million of the $175.0 million EDC credit facility had been drawn.


     The terms of the facility do not require cash interest payments until after the earlier of:

     o February 8, 2001, if we have not borrowed at least an additional approximately $45.5 million under the EDC credit facility by that time;

     o    August 8, 2002; and

     o    the date the Tranche C Commitment is fully funded.

     Principal payments are scheduled to begin on:

     o March 31, 2001, if we have not borrowed at least an additional approximately $45.5 million under the EDC credit facility by February 8, 2001; or

     o    September 30, 2002.


     In connection with the reorganization, Superholdings entered into a commitment letter to provide for a new credit facility. Part of the proceeds of the new credit facility will be used to refinance the EDC credit facility.

     Pursuant to the Nortel equipment agreement, we are required to purchase a total of $167.0 million of equipment and services from Nortel. As of September 30, 2000, we had remaining commitments of $39.2 million under the Nortel equipment agreement. These purchases from Nortel may be financed pursuant to the EDC credit facility, or, after the reorganization, pursuant to the new credit facility.

     On February 4, 2000, we issued a $350.0 million face amount of senior discount notes. The senior discount notes mature in ten years (February 15, 2010), carry a coupon rate of 127/8%, and provide for interest deferral for the first five years. The senior discount notes will accrete to their $350 million face amount by February 8, 2005, after which interest will be paid in cash semiannually. See "-- Description of Our Indebtedness: Senior Discount Notes."

     Net cash used in operating activities was $15,175,605 and $9,338,888 for the nine months ended September 30, 2000 and 1999, respectively, and were primarily attributable to operating losses and working capital needs.


     Net cash used in operating activities was $127,954 for the inception period ending December 31, 1998, and $17,089,704 for the year ended December 31, 1999. Cash used in operating activities for the periods were attributable to operating losses and working capital needs.


     Net cash used in investing activities was $121,269,132 for the nine months ended September 30, 2000, and $18,784,600 for the nine months ended September 30, 1999. The cash used for the nine months ended September 30, 2000 was related primarily to the purchase of office equipment, and network infrastructure needed to construct our portion of the Sprint PCS network and the payment for network build-out and related costs under notes receivable from Roberts and its owners. The cash used for the nine months ended September 30, 1999 was primarily related to constructing our portion of the Sprint PCS network and office equipment.


     Net cash used in investing activities was $1,366,606 for the inception period ending December 31, 1998, and $77,219,021 for the year ended December 31, 1999. The expenditures were related primarily to the purchase of office equipment, telephone equipment and network infrastructure needed to begin construction of our portion of the Sprint PCS network.

     Net cash provided by financing activities for the nine months ended September 30, 2000 was $303,422,504, consisting primarily of net proceeds of approximately $195.0 million from our initial public offering and net proceeds of approximately $181.0 million related to the issuance of senior discount notes, both of which occurred in February 2000. Net cash provided by financing activities was $22,048,720 for the nine months ended September 30, 1999 and was primarily related to capital contributions by our investors and borrowings from our Nortel credit facility.


     Net cash provided by financing activities was $15,023,637, consisting primarily of capital contributions, for the inception period ending December 31, 1998 and $86,435,359 for the year ended December 31, 1999 consisting primarily of capital contributions of $22,000,000 and Nortel draws of $65,967,777.

     As of December 31, 1999, the primary sources of liquidity for Alamosa were $5.7 million in cash and $51.1 million of unused capacity under the $123.0 million EDC credit facility.


     As of September 30, 2000, the primary sources of liquidity for Alamosa were approximately $173.0 million in cash and approximately $170.0 million of unused capacity under the $175.0 million EDC credit facility.

     We estimate that through December 31, 2001, we will have spent $335.0 million in total capital expenditures for the build-out of our portion of the Sprint PCS network. The actual funds required to build out our portion of the Sprint PCS network and to fund operating losses and working capital needs may vary materially from this estimate, and additional funds could be required. For information see "Risk Factors--Risks Particular to Alamosa's Operations--Superholdings' failure to obtain additional capital, if needed to complete the build-out of its subsidiaries' portion of the Sprint PCS network, could cause delay or abandonment of Superholdings' development plans." See also "Statements Regarding Forward-Looking Information."

     We include capital leases related to network equipment and build-out in construction in progress until service has commenced in their respective markets. Once that service has commenced, those capital leases are reclassified to property and equipment. At December 31, 1998, capital leases totaled $728,219 and included long-term capital lease obligations of $708,074. At December 31, 1999 the capital leases totaled $848,842 and included long-term capital lease obligations of $827,024. At September 30, 2000 the capital leases totaled $832,683 and included long-term capital lease obligations of $809,173. See "--Description of Our Indebtedness: The EDC Credit Facility."



INFLATION

     Management believes that inflation has not had, and is not likely to have, a material adverse effect on our results of operations.


EFFECT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS


     In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB 25." This Interpretation clarifies (i) the definition of employee for purposes of applying Opinion 25,
(ii) the criteria for determining whether a plan qualifies as a noncompensatory plan, (iii) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (iv) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000; however, certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation will be recognized on a prospective basis from July 1, 2000. The implementation of FIN 44 did not have a material effect on our financial position, results of operations or cash flows.


     On December 3, 1999, the SEC released Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This bulletin established more clearly defined revenue recognition criteria than previously existing accounting pronouncements, and specifically addresses revenue recognition requirements for nonrefundable fees, such as activation fees, collected by a company upon entering into an arrangement with a customer, such as an arrangement to provide telecommunications services. On June 26, 2000, the SEC released S101B, which delays the required implementation of SAB 101 until no later than the fourth quarter of fiscal years ending December 31, 2000. We believe that the effects of this bulletin will not be material to our financial position, results of operations or cash flows.

     We do not believe that any other recently issued accounting pronouncements will have a material impact on our financial position, results of operations or cash flows.


DESCRIPTION OF OUR INDEBTEDNESS: THE EDC CREDIT FACILITY


     We entered into a credit agreement effective June 10, 1999 with Nortel for $123.0 million. On February 8, 2000, we entered into an amended and restated credit agreement with Nortel to increase the amount to $250.0 million. As of June 23, 2000, we had borrowed $79.6 million under the credit facility and repaid $75.0 million, which reduced the facility to $175.0 million. On June 23, 2000, Nortel assigned the entirety of its loans and commitments under the credit facility to EDC. On the same date, we entered into a credit agreement with EDC. The terms and conditions of the EDC credit facility are substantially the same as the terms and conditions of the Nortel credit facility before the assignment and the amendments. However, Alamosa is no longer required to maintain a $1.0 million cash balance as collateral against the EDC credit facility.

     As part of the EDC credit facility, we agreed that the $75.0 million that we had prepaid would not be reborrowed from EDC. As of September 30, 2000, approximately $4.5 million of the $175.0 million EDC credit facility had been drawn. Pursuant to our equipment agreement with Nortel, we are required to purchase a total of $167.0 million of equipment and services from Nortel. As of September 30, 2000, we had remaining commitments of $39.2 million under the Nortel equipment agreement. These purchases from Nortel may be financed pursuant to the EDC credit facility.


     The EDC credit facility constitutes senior debt secured by a first priority security interest in substantially all of our assets, including all the assets of Texas Telecommunications, LP and Alamosa Wisconsin Limited Partnership, our operating subsidiaries. The EDC credit facility is between EDC, as lender and administrative agent, and our subsidiary, Alamosa PCS, Inc., a Delaware corporation, as borrower. Alamosa Wisconsin GP, LLC, Alamosa Delaware GP, LLC, Alamosa Finance, LLC and Alamosa Limited LLC became parties to the EDC credit facility and therefore guaranteed this facility and pledged their assets. We have agreed, and our current and future subsidiaries have agreed, to guarantee this facility.

     The EDC credit facility provides for three different tranches of borrowings evidenced by three promissory notes totaling $175.0 million. The Tranche A Commitment and Tranche A Note provide for borrowings up to $116.9 million, the Tranche B Commitment and Tranche B Note provide for borrowings up to $40.6 million and the Tranche C Commitment and Tranche C Note provide for borrowings up to $17.5 million. This facility is used to purchase equipment and services from Nortel, to fund other costs of the build-out of our portion of the Sprint PCS network and to fund costs associated with the financing. Nortel is the primary vendor of the equipment and services necessary to install our portion of the Sprint PCS network.

     We have multiple interest rate options available under the EDC credit facility. At the termination of the Tranche A and Tranche B Commitments, we must begin to repay, in quarterly installments, the principal of all borrowings made under that commitment. A fixed percentage is due each quarter. Any principal that has not been paid by the maturity date is due at that time. We may voluntarily prepay any of the loans at any time, but any amount repaid may not be reborrowed since there are no revolving credit features. We also must make mandatory prepayments under certain circumstances.

     We are required to pay a fee on the unfunded portion of each commitment. We must also pay a separate, annual agent's fee.

   The EDC credit facility is secured by:

     o a perfected first priority lien on substantially all of Alamosa PCS Holdings, Inc.'s, Alamosa PCS, Inc.'s and the operating subsidiaries' current and future assets, and the assets of future subsidiaries;

     o    a collateral assignment of our affiliation agreements with Sprint
          PCS;

     o a pledge by Alamosa PCS Holdings, Inc. to EDC, as administrative agent, of shares of Alamosa PCS, Inc.'s capital stock owned by Alamosa and by Alamosa PCS, Inc. of its ownership interests in the operating subsidiaries; and

     o guarantees from Alamosa PCS Holdings, Inc., the operating subsidiaries and all future direct or indirect subsidiaries of Alamosa PCS, Inc.

     We are obligated to grant to the administrative agent a first lien mortgage on any real property we acquire, together with a mortgagee policy of title insurance, a survey, an appraisal and an environmental survey.

     Alamosa PCS, Inc. must meet certain conditions before it may obtain any future borrowings under the credit agreement, including, but not limited to, that there has been no event of default, a reaffirmation of representations, and that Alamosa PCS, Inc. has a debt to contributed capital ratio of less than or equal to 1.5 to 1.

     Alamosa PCS, Inc. is subject to financing and operating covenants including, but not limited to, a maximum ratio of total debt to total capitalization, a maximum ratio of total debt to annualized earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for each quarter and minimum number of subscribers.

     In addition to failing to perform, observe or comply with the covenants, agreements and terms of the credit agreement, it is an event of default under the credit agreement if any party with financial responsibility for the loans or the outstanding, unsecured equity commitments, or Sprint PCS signatory to the management agreement with Sprint PCS becomes insolvent, commences or suffers bankruptcy proceedings or suffers other indicia of extreme financial duress. Other events of default include, but are not limited to, an attachment against Alamosa PCS, Inc.'s or its subsidiaries' property that is not released within 30 days and the amount of the proceedings is greater than $500,000 and a judgment against Alamosa PCS, Inc. or its subsidiaries of greater than $500,000.


     In connection with the reorganization, Superholdings entered into a commitment letter with Citicorp, Salomon, EDC, First Union National Bank and TD Securities providing for a new credit facility of up to $305 million. See "The Reorganization--New Credit Facility." Part of the proceeds of the new credit facility will be used to refinance the EDC credit facility.



CONSENT AND AGREEMENT FOR THE BENEFIT OF THE HOLDERS OF THE EDC CREDIT FACILITY



     Sprint PCS has entered into two consents and agreements with Nortel, that Nortel assigned to EDC and which have been acknowledged by us, that modify Sprint PCS's rights and remedies under our affiliation agreements with Sprint PCS for the benefit of EDC, as administrative agent, and future holders of the EDC credit facility and any refinancing thereof. The assignment of these consents and agreements to EDC was a condition to the funding of any amounts under the EDC credit facility. The consents and agreements with EDC generally provide, among other things, Sprint PCS's consent to the pledge of substantially all of our assets, including our rights in our affiliation agreements with Sprint PCS, and that our affiliation agreements with Sprint PCS generally may not be terminated by Sprint PCS until the EDC credit facility is satisfied in full pursuant to the terms of the consents and agreements.


     Subject to the requirements of applicable law, so long as the EDC credit facility remains outstanding, Sprint PCS has the right to purchase our operating assets or the partnership interests of our operating subsidiaries, upon its receipt of notice of an acceleration of the EDC credit facility, under certain terms.

     If Sprint PCS does not purchase our operating assets or the partnership interests of our operating subsidiaries after an acceleration of the obligations under the EDC credit facility, then the administrative agent may sell the operating assets or partnership interests.


     As a condition precedent to the closing and funding of the new credit facility, Sprint PCS must enter into a similar consent and agreement with Citicorp USA, as administrative agent for the lenders, with respect to certain rights of Sprint PCS's under the Alamosa, Roberts and WOW management agreements with Sprint PCS.

     For a more complete description of the consents and agreements, see "Affiliation Agreements with Sprint PCS--Consents and Agreements for the Benefit of the Lenders to the Sprint Network Partners."



DESCRIPTION OF OUR INDEBTEDNESS: SENIOR DISCOUNT NOTES

     On December 23, 1999, Alamosa filed a registration statement with the SEC for the issuance of $350.0 million face amount of senior discount notes. The offering of senior discount notes was completed on February 4, 2000 and generated net proceeds of approximately $181.0 million after underwriters' commissions and expenses of approximately $6.5 million. The senior discount notes mature in ten years (February 15, 2010), carry a coupon rate of 12 7/8%, and provide for interest deferral for the first five years. The senior discount notes will accrete to their $350.0 million face amount by February 8, 2005, after which interest will be paid in cash semiannually. The senior discount notes are unsecured obligations, rank equally with all our existing and future senior debt and rank senior to all our existing and future subordinated debt.

     The senior discount notes are fully and unconditionally, jointly and severally guaranteed on a senior subordinated basis by our current subsidiaries and our future restricted subsidiaries. See "Information About Alamosa PCS Holdings, Inc.--Alamosa's Background" regarding the ownership structure of our subsidiaries. The guarantees are unsecured obligations and:

     o are subordinate to each subsidiary guarantor's obligations under the EDC credit facility and other credit facilities with banks or institutional lenders;

     o rank equally with all existing and future senior subordinated debt of each subsidiary guarantor; and

     o are senior to all existing and future subordinated debt of each subsidiary guarantor.

     We may redeem some or all of the senior discount notes beginning in 2005, and until 2003 we may redeem a portion of the senior discount notes with the net proceeds of an equity offering.

     The senior discount notes were issued at a discount to their principal amount and accrete in value until 2005, at which time their accreted value will equal their principal amount. Interest will begin to accrue at this time and will be payable semi-annually. The senior discount notes contain covenants limiting our ability and the ability of our subsidiaries to:

     o    incur additional debt or issue preferred stock;

     o pay dividends, redeem capital stock or make other restricted payments or investments;

     o    create liens on assets;

     o    merge, consolidate or dispose of assets;

     o    enter into transactions with affiliates; and

     o    change lines of business.


     Holders of the senior discount notes have the right to require us to repurchase all or any part of their senior discount notes, at 101% of the accreted value, if before 2005, or 101% of the aggregate principal amount thereafter, together with accrued and unpaid interest, upon a "change of control" of Alamosa.


     Events of default in respect of the senior discount notes include, among others, failure to pay interest or principal on the senior discount notes when due, failure to perform covenants, acceleration of the maturity of other debt, events of bankruptcy, certain judgments against us and the occurrence of any event of default pursuant to our affiliation agreements with Sprint PCS.

     We anticipate that the proceeds from our offering of senior discount notes will not be needed to fund the required capital expenditures, working capital requirements, operating losses and other cash needs of our current business plan. We used a portion of the proceeds of that offering to prepay $75.0 million of indebtedness outstanding under the EDC credit facility (and under the EDC credit facility, we may not borrow those prepaid amounts in the future). We may decide to use the remaining proceeds of that offering to:

    o  accelerate coverage within our existing territory;

    o  build-out additional areas within our existing territory;

    o  expand our existing territory;

    o pursue additional telecommunications business opportunities or acquire other telecommunications businesses or assets; or

    o  cover general corporate purposes.

     However, if we do not use the remaining proceeds of our notes offering for these purposes, we may decide to:

    o  prepay additional debt outstanding under the EDC credit facility; or

    o  avoid drawing additional amounts under the EDC credit facility.


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not engage in commodity futures trading activities and do not enter into derivative financial instrument transactions for trading or other speculative purposes. We also do not engage in transactions in foreign currencies that could expose us to market risk.

     We are subject to some interest rate risk on our financing from EDC and any future floating rate financing.


     The following table presents the estimated future outstanding long-term debt at the end of each year and future required annual principal payments for each year then ended associated with the senior discount notes, capital leases and the EDC Credit Facility based on our projected level of long-term indebtedness:






                                                                  YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------------------------
                                           2000         2001         2002         2003         2004       THEREAFTER
                                       ------------ ------------ ------------ ------------ ------------ -------------
                                                                   (DOLLARS IN MILLIONS)
Fixed Rate Instruments:
 Senior discount notes ...............   $    210     $    239     $    272     $    309     $    350     $    350
   Fixed interest rate ...............     12.875%      12.875%      12.875%      12.875%      12.875%      12.875%
   Principal payments ................         --           --           --           --           --     $    350
 Capital Leases--Annual Minimum
   Lease Payments (1) ................   $   0.11     $   0.11     $   0.11     $   0.11     $   0.11     $   1.09
   Average Interest Rate .............       10.0 %       10.0 %       10.0 %       10.0 %       10.0%        10.0  %
Variable Rate Instruments:
 EDC Senior Debt (2) .................   $     54     $     97     $    162     $    126     $     90     $     72
   Average Interest Rate (3) .........       9.75%        9.75%        9.75%        9.75%        9.75%          --
Principal payments ...................   $     75           --     $     13     $     36     $     36     $     90

----------
(1) These amounts represent the estimated minimum annual payments due under our estimated capital lease obligations for the periods presented.

(2) The amounts represent estimated year-end balances under the EDC credit facility based on a projection of the funds borrowed under that facility pursuant to our current plan of network build-out.

(3) Interest rate on the EDC credit facility equals, at our option, either the London Interbank Offered Rate (LIBOR) + 3.75%, or the prime or base rate of Citicorp, N.A. plus 2.75%. LIBOR is assumed to equal 6.0% for all periods presented.

     Our primary market risk exposure relates to:

     o    the interest rate risk on long-term and short-term borrowings;

     o our ability to refinance our senior discount notes at maturity at market rates; and

     o the impact of interest rate movements on our ability to meet interest expense requirements and meet financial covenants.

     The carrying value of the financial instruments approximates fair value.


     As a condition to the EDC credit facility, we must maintain one or more interest rate protection agreements in an amount equal to 50% of the total debt under the financing. We do not hold or issue financial or derivative financial instruments for trading or speculative purposes. While we cannot predict our ability to refinance existing debt or the impact that interest rate movements will have on our existing debt, we continue to evaluate our financial position on an ongoing basis.

                  DIRECTORS AND EXECUTIVE OFFICERS OF ALAMOSA



DIRECTORS AND EXECUTIVE OFFICERS


     The following table presents information with respect to Alamosa's current directors and executive officers.


NAME                               AGE    POSITION
-------------------------------   -----   ---------------------------------------------------
David E. Sharbutt .............    51     Chairman of the Board of Directors and Chief
                                          Executive Officer
Jerry W. Brantley .............    54     President and Chief Operating Officer
Kendall W. Cowan ..............    46     Chief Financial Officer
Loyd I. Rinehart ..............    46     Senior Vice President of Corporate Finance
Anthony Sabatino ..............    38     Chief Technology Officer and Senior Vice President
                                          of Engineering and Network Operations
Michael R. Budagher ...........    42     Director
Ray M. Clapp, Jr ..............    40     Director
Scotty Hart ...................    50     Director
Thomas Hyde ...................    55     Director
Schuyler B. Marshall ..........    55     Director
Tom M. Phelps .................    51     Director
Reagan W. Silber ..............    39     Director
Jimmy R. White ................    61     Director



     DAVID E. SHARBUTT. Mr. Sharbutt has been Chairman and a director since Alamosa was founded in July 1998 and was named Chief Executive Officer in October 1999. Mr. Sharbutt was formerly the President and Chief Executive Officer of Hicks & Ragland Engineering Co., an engineering consulting company, now known as CHR Solutions. Mr. Sharbutt was employed by CHR Solutions as a Senior Consultant from October 1999 until November 2000. He was employed by CHR Solutions from 1977 through 1999, where he worked with independent telephone companies in developing strategic, engineering and implementation plans for various types of telecommunications services. Before he joined CHR Solutions, Mr. Sharbutt was employed with Southwestern Bell.

     JERRY W. BRANTLEY. Mr. Brantley has been President and Chief Operating Officer of Alamosa since October 1998. He is responsible for overseeing all aspects of operations including market operations, network build-out, human resources, marketing and distribution. From June 1996 to October 1998 he was General Manager of the H&R Strategic Group of Hicks & Ragland Engineering Co. From December 1994 to June 1996 Mr. Brantley was Executive Vice President and General Manager for Mainstreet Wireless, a national PCS consortium of independent telecommunications companies. From May 1993 to November 1994 Mr. Brantley, was President and General Manager of the Business Crime Council of South Texas, Inc., a crime prevention organization. From 1984 to 1993, Mr. Brantley held various executive management positions in sales, marketing, public relations and regulatory matters for Southwestern Bell Mobile Systems.

     KENDALL W. COWAN. Mr. Cowan has been Chief Financial Officer of Alamosa since December 1999. From October 1993 to December 1999, he was a partner in the public accounting firm of Robinson Burdette Martin & Cowan, L.L.P. and from January 1986 to September 1993, he was a partner in the Lubbock and Dallas offices of Coopers & Lybrand. He provided consulting and accounting services to a wide range of clients at both firms including public companies. He is a Certified Public Accountant and a member of both the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. Mr. Cowan is Chairman of the Board and a stockholder of ShaCo Xpress, Inc., a director of Robert Heath Trucking, Inc., and a member of C.C. & Co., L.L.C., all of which are non-public companies.

     LOYD I. RINEHART. Mr. Rinehart became Alamosa's Senior Vice President of Corporate Finance in June 2000. From June 1998 to June 2000, Mr. Rinehart served as Chief Financial Officer of Affordable

Residential Communities, the fourth largest owner of manufactured housing land-lease communities and one of the top three largest independent retailers of manufactured homes. From June 1995 to June 1998, Mr. Rinehart served as Executive Vice President of Plains Capital Corporation, a bank holding company based in Lubbock, Texas. He was responsible for all non-Lubbock banking operations, including due diligence, modeling, the purchase or the establishment of additional locations and ultimately management. Prior to his employment with Plains Capital Corporation, Mr. Rinehart served as Chief Financial Officer of First Nationwide, a $15 billion thrift, and its predecessor financial institutions. Mr. Rinehart is a Certified Public Accountant.


     ANTHONY SABATINO. Mr. Sabatino became Alamosa's Chief Technology Officer and Senior Vice President of Engineering and Network Operations in July 2000. From 1995 to July 2000, he was the National Radio Frequency (RF) Engineering Director for Sprint PCS and was an initial member of the SPCS corporate launch team. Mr. Sabatino developed all SPCS National RF Engineering Standards. He also acted as design lead for a SPCS new RF Interference Analysis Tool. Mr. Sabatino is a director and President of the PCIA Cost Sharing Clearinghouse and a member of the University of Kansas Advisory Committee representing electrical engineering.

     MICHAEL R. BUDAGHER. Mr. Budagher has served as a director of Alamosa since December 1998. Mr. Budagher was the founder of Specialty Constructors, a wholly owned subsidiary of Specialty Teleconstructors, Inc., a wireless infrastructure installation company. He served as the President, Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Specialty from 1990 to 1999. Mr. Budagher is also a founder, stockholder and the President of Specialty Antenna Site Resources, Inc. and was a founder and served as the President of Specialty Constructors Coatings, Inc. until March 1997. He also serves as the Managing Member and President of the Budagher Family LLC as well as a Manager of West Texas PCS, LLC, both non-public limited liability companies.

     RAY M. CLAPP, JR. Mr. Clapp has served as a director since Alamosa was founded in July 1998. Since 1995, Mr. Clapp has been Managing Director, Acquisitions and Investments for the Rosewood Corporation, the primary holding company for the Caroline Hunt Trust Estate. From 1989 to 1995 he has held various officer level positions with the Rosewood Corporation and its subsidiaries. Prior to his employment with the Rosewood Corporation, Mr. Clapp was a consultant with Booz, Allen & Hamilton, a management consulting firm. Mr. Clapp received his Bachelor of Science and Engineering degree, with honors, from Princeton University and earned a Master of Business Administration from the University of Texas at Austin.

     THOMAS HYDE. Mr. Hyde has served as a director since Alamosa was founded in July 1998. Since 1998, Mr. Hyde has served as Manager of Taylor Telephone Cooperative, Inc., a landline telephone service provider, and from 1996 to 1997 he served as Assistant Manager of that company. He has also served as Manager of Taylor Telecommunications, Inc., a cellular service provider. Prior to 1996, Mr. Hyde was self- employed in the farming and ranching business. Mr. Hyde was also Secretary of Alamo IV LLC until its dissolution in November 1999. Mr. Hyde currently serves as a director of Alamo Cellular, Inc., and was a director of Taylor Telephone Cooperative, Inc. and Taylor Telecommunications, Inc. from 1979 to 1996.

     SCHUYLER B. MARSHALL. Mr. Marshall has served as a director of Alamosa since November 1999. He has served as President of the Rosewood Corporation, the primary holding company for the Caroline Hunt Trust Estate, since January 1999. From 1996 through 1998, he served as Senior Vice President and General Counsel, and Executive Director of the Rosewood Corporation, and as director and president of various of its subsidiaries. He currently serves as a member of the advisory board of Rosewood Capital IV, L.P., a San Francisco based venture capital fund that will focus on e-commerce, telecommunications and other consumer oriented investments. Prior to his employment with the Rosewood Corporation, Mr. Marshall was a senior shareholder with Thompson & Knight, P.C., in Dallas, where he practiced law since 1970.

     SCOTTY HART. Mr. Hart has served as a director since Alamosa was founded in July 1998. He has also served as General Manager of South Plains Telecommunications Cooperative, a wireline and wireless telecommunications company, since April 1995, and previously as Assistant Manager of South Plains

Telecommunications Cooperative. Mr. Hart is currently Vice President of SPPL, Inc., Chairman of the General Partners Committee for Caprock Cellular Limited Partnership and past Chairman for Texas RSA3 Limited Partnership, all affiliates of South Plains Telecommunications Cooperative. He is also General Manager of South Plains Advanced Communications & Electronics, Inc., a wholly-owned subsidiary of South Plains Telecommunications Cooperative, and Secretary of Alamo Cellular, Inc., a non-public holding company with interests in a wireless telecommunications service provider and an affiliate of South Plains Advanced Communications & Electronics, Inc. In addition, he is the general partner and a limited partner of Lubbock HLH, Ltd. He was President of Alamo IV LLC until its dissolution in November 1999. Mr. Hart also serves as a director of Texas Statewide Telephone Cooperative, Inc., a non-public company.

     TOM M. PHELPS. Mr. Phelps has served as a director of Alamosa since December 1998. Mr. Phelps has served as Chief Executive Officer of Nebraska Wireless since October 2000. From September 1997 to October 2000 he served as Executive Vice President and General Manager of ENMR Telephone Cooperative, a telecommunications services provider, and of Telecommunications Holdings East, since September 1997. From September 1997 to October 2000 Mr. Phelps was also Executive Vice President of Plateau Telecommunications, Inc., a wireless and wireline telecommunications provider and wholly owned subsidiary of Telecommunications Holdings East. Additionally, Mr. Phelps served as Assistant Manager of ENMR Telephone Cooperative and its wholly owned subsidiaries from 1995 to 1997, and as Area Manager of GTE Corporation, a telephone service provider, from 1994 to 1995. He is currently a director of Rocky Mountain Telecommunications Association, a non-public company.

     REAGAN W. SILBER. Mr. Silber has served as a director since Alamosa was founded in July 1998. He is also managing partner of Tregan Partners, Ltd., a director and president of BPS Realty, Inc. and a director of 1st Independent National Bank of Plano, all non-public companies. Previously, Mr. Silber was the founder and managing shareholder of Silber Pearlman, L.L.P., a business and litigation law firm. Mr. Silber is also on the board of managers of WOW. Mr. Silber is a principal of Silpearl Associates, LLC, an affiliate of WOW Investment Partners, L.P. which owns approximately 44.4% of the outstanding membership interests of WOW Holdings.

     JIMMY R. WHITE. Mr. White has served as a director since Alamosa was founded in July 1998. He has served as the General Manager of XIT Rural Telephone Cooperative, Inc. and its subsidiaries, XIT Telecommunication & Technology, Inc., XIT Cellular, and XIT Fiber, Inc., all wireline and wireless telecommunications services providers, since 1975. He was also the Treasurer of Alamo IV LLC until its dissolution in November 1999. Mr. White currently serves as the President of Alamo Cellular, Inc., He also currently serves as a director of Texas Telephone Association, a non-public company, and Forte of Colorado, a general partnership.



BOARD OF DIRECTORS

     The size of Alamosa's board of directors is fixed at nine members and our board of directors is divided into three classes. Ray M. Clapp, Jr., Jimmy R. White and Thomas Hyde constitute Class I and will stand for election at the annual meeting of stockholders to be held in 2001. Michael R. Budagher, Schuyler B. Marshall and Reagan W. Silber constitute Class II and will stand for election at the annual meeting of stockholders to be held in 2002. Tom M. Phelps, David E. Sharbutt, and Scotty Hart constitute Class III and will stand for election at the annual meeting of stockholders to be held in 2003. Directors in each class will serve for a term of three years, or until his or her successor has been elected and qualified, and will be compensated at the discretion of the board of directors. Executive officers are ordinarily elected annually and serve at the discretion of the board of directors.


BOARD COMMITTEES

     Our board of directors has established five committees. They are the:

     o    audit committee;

     o    compensation committee;


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

    o  finance committee;

    o  stock option plan committee; and

    o  nominating committee.


     The audit committee is responsible for recommending to the board of directors the engagement of our independent auditors and reviewing with the independent auditors the scope and results of the audits, our internal accounting controls, audit practices and the professional services furnished by the independent auditors. The current members of the audit committee are Messrs. White, Phelps, Budagher and Clapp.


     The compensation committee is responsible for reviewing and approving all compensation arrangements for our officers. The current members of the compensation committee are Messrs. Silber, Marshall and Hyde.


     The finance committee is responsible for providing budget oversight and dealing with capital structure issues. The current members of the finance committee are Messrs. Clapp, White, Sharbutt and Hart.


     The stock option plan committee is responsible for reviewing and approving the terms of any stock option grants or other awards under the long-term incentive plan and reviewing and approving the terms of any future stock option plans. The current members of the stock option plan committee are Messrs. Silber, Marshall and Hyde.


     The nominating committee is responsible for:

     o    seeking out possible candidates for the board of directors;

     o    reviewing the slate of directors to be elected by the stockholders;

     o reviewing the qualifications for candidates for corporate officers recommending the officers for approval by the board of directors; and

     o    evaluating the performance of current directors.

The current members of the nominating committee are Messrs. Phelps, Budagher, White, Clapp, Silber, Marshall, Hyde and Sharbutt.

     Effective upon completion of the reorganization, Superholdings' board of directors will establish board committees substantially identical to those of Alamosa.

EXECUTIVE COMPENSATION

     The following table presents summary information with respect to the compensation paid to David E. Sharbutt, Jerry W. Brantley, Kendall W. Cowan and
W. Don Stull during the period from the inception of Alamosa, July 16, 1998, to December 31, 1998 and for the year ended December 31, 1999. We had no chief executive officer during the period from inception, July 16, 1998, to December 31, 1998. Mr. Brantley, as Chief Operating Officer, acted in a capacity similar to that of chief executive officer during that period. None of our other executive officers had a salary and bonus which exceeded $100,000 during this period. David E. Sharbutt became our chief executive officer effective as of October 1, 1999, and has served as our chief executive officer since that time.

                          SUMMARY COMPENSATION TABLE



                                           ANNUAL COMPENSATION                    LONG-TERM COMPENSATION
                                       ---------------------------- --------------------------------------------------
                                                                     RESTRICTED       SECURITIES
                                                                        STOCK         UNDERLYING          ALL OTHER
      NAME AND PRINCIPAL POSITION       YEAR    SALARY      BONUS      AWARDS           OPTION          COMPENSATION
-------------------------------------- ------ ---------- ---------- ------------ -------------------- ----------------
David E. Sharbutt
 Chief Executive Officer (1) ......... 1999    $ 43,750   $ 43,750       --            1,697,500 (2)       $  3,750 (3)
Jerry W. Brantley
 President and Chief Operating
 Officer ............................. 1999    $175,000   $142,309       --            1,697,500 (4)       $  7,200 (5)
                                       1998    $ 43,077   $ 25,823       --                  --  (4)       $  1,662 (5)
Kendall W. Cowan
 Chief Financial Officer (6) ......... 1999    $ 12,500   $ 12,500       --            1,455,000           $    600 (5)
W. Don Stull
 Former Chief Technology
 Officer (7) ......................... 1999    $ 90,000   $ 58,875       --              145,500 (8)       $  4,800 (5)
                                       1998    $ 16,108   $      0       --                   -- (8)       $    554 (5)


----------
(1)   Mr. Sharbutt became Chief Executive Officer on October 1, 1999.

(2) In connection with these options, we will record compensation expense totaling $3,116,125.

(3)   Consists of a monthly car and club dues allowance.

(4) During 1998, we granted Mr. Brantley three series of options to purchase up to an aggregate 1.5% membership interest in Alamosa PCS, LLC. The exercise price per share was $1.08 for the first of these series, $1.15 for the second series and $1.25 for the third series. We will record compensation expense totaling $9,341,100 in connection with these options. As part of the original Alamosa reorganization, these options were terminated and replaced by two series of options to purchase an aggregate of 1,697,500 shares of Alamosa common stock. The first series of options became exercisable immediately prior to the completion of our initial public offering. The first series covered 242,500 shares of our common stock at an exercise price of $1.15 per share. The second series of options covers a total of 1,455,000 shares of our common stock at an exercise price equal to $17.00 per share. The second series of options vests in four equal installments on each of September 30, 2000, September 30, 2001, September 30, 2002 and September 30, 2003, respectively.

(5)   Consists of a monthly car allowance.

(6)   Mr. Cowan became Chief Financial Officer on December 1, 1999.

(7) Mr. Stull served as Chief Technology Officer of Alamosa from October 29, 1998 until his resignation on August 6, 2000.

(8) In 1998, Mr. Stull was granted three series of options to purchase up to an aggregate of a 0.3% membership interest in Alamosa PCS, LLC. The options provided for monthly vesting, commencing six months after the date Mr. Stull was hired, and were to terminate on December 31, 2006. As part of the original Alamosa reorganization, these options were terminated and replaced by three series of options to purchase an aggregate of 145,500 shares of our common stock. The exercise price per share was $1.1296 for the first series, $1.2477 for the second series and $1.4238 for the third series. Each series of options were to vest in one-third installments on each of October 29, 1999, October 29, 2000 and October 29, 2001, respectively. The first installment of each series vested on October 29, 1999. Alamosa is currently in negotiations with Mr. Stull regarding the exercisability of the second and third installment of each series of options.


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

STOCK OPTION GRANTS IN LAST FISCAL YEAR

     The table below provides information regarding stock options granted to the named executive officers in fiscal year 1999. None of the named executive officers received stock appreciation rights.




                          INDIVIDUAL GRANTS
----------------------------------------------------------------------
                                            % OF TOTAL
                              NUMBER OF       OPTIONS
                              SECURITIES    GRANTED TO      EXERCISE
                              UNDERLYING   EMPLOYEES IN      PRICE
            NAME             OPTIONS (1)    FISCAL YEAR   (PER SHARE)
--------------------------- ------------- -------------- -------------
David E. Sharbutt .........     242,500          5%        $  1.15
                              1,455,000         29%        $ 17.00
Jerry W. Brantley .........     242,500          5%        $  1.15
                              1,455,000         29%        $ 17.00
Kendall W. Cowan ..........   1,455,000         29%        $ 17.00
W. Don Stull (3) ..........      48,500          1%        $  1.13
                                 48,500          1%        $  1.25
                                 48,500          1%        $  1.42

                                                                      POTENTIAL
                                             POTENTIAL               REALIZABLE
                                             REALIZED             VALUE AT ASSUMED
                                             VALUE AT              ANNUAL RATE OF
                                          INITIAL PUBLIC             STOCK PRICE
                             EXPIRATION   OFFERING PRICE            APPRECIATION
            NAME                DATE         OF $17($)           FOR OPTION TERM (2)
--------------------------- ------------ ---------------- ---------------------------------
                                                                 5%($)          10%($)
                                                             -----------      -----------
David E. Sharbutt .........   1/5/2009       3,843,625        6,436,243       10,413,828
                              1/5/2009              --       15,555,709       39,421,220
Jerry W. Brantley .........   1/5/2009       3,843,625        6,436,243       10,413,828
                              1/5/2009              --       15,555,709       39,421,220
Kendall W. Cowan ..........   1/5/2009              --       15,555,709       39,421,220
W. Don Stull (3) .......... 12/31/2006         769,714        1,288,238        2,083,755
                            12/31/2006         763,987        1,282,510        2,078,027
                            12/31/2006         755,446        1,273,969        2,069,486

----------
(1) The options were granted with terms substantially similar to the terms providing for option grants in the long-term incentive plan. The long-term incentive plan provides for the automatic vesting and exercisability of options upon a Change in Control (as defined in the long-term incentive plan).

(2)   Based on the initial public offering price of $17.00.

(3) Mr. Stull served as Chief Technology Officer of Alamosa from October 29, 1998 until his resignation on August 6, 2000.


AGGREGATED FISCAL YEAR-END OPTION VALUES

     The following table provides summary information regarding options held by Alamosa's named executive officers as of December 31, 1999. There was no public market for Alamosa's common stock as of December 31, 1999. Accordingly, the value of unexercised in-the-money options is based on the initial public offering price of $17.00, less the exercise price payable for such shares.



                                                          NUMBER OF SECURITIES
                                SHARES                   UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED
                               ACQUIRED                  OPTION/SARS AT FISCAL         IN-THE-MONEY OPTIONS/
                                  ON         VALUE            YEAR-END(#)             SARS AT FISCAL YEAR-END
            NAME             EXERCISE(#)   REALIZED   (EXERCISABLE/UNEXERCISABLE)   (EXERCISABLE/UNEXERCISABLE)
--------------------------- ------------- ---------- ----------------------------- ----------------------------
David E. Sharbutt .........       --            --               /1,697,500         $      0/$3,843,625
Jerry W. Brantley .........       --            --               /1,697,500         $      0/$3,843,625
Kendall W. Cowan ..........       --            --               /1,455,000                         /$0
W. Don Stull (1) ..........       --            --            48,498/97,002         $763,017/$1,526,129

----------
(1) Mr. Stull served as Chief Technology Officer of Alamosa from October 29, 1998 until his resignation on August 6, 2000.

BENEFIT PLANS


     1999 LONG-TERM INCENTIVE PLAN. The long-term incentive plan was adopted by Alamosa's board of directors and stockholders. The purpose of the long-term incentive plan is to attract and retain the services of key management employees, outside directors and consultants by providing those persons with a proprietary interest in us. For a description of the long-term incentive plan, see "Amendment to Alamosa's 1999 Long-Term Incentive Plan."

     In connection with the reorganization, Superholdings will assume all of the obligations of Alamosa under the long-term incentive plan and all awards granted thereunder. To ensure that Alamosa will be able to grant sufficient awards under the long-term incentive plan to employees of Alamosa and, if the reorganization occurs, Roberts and WOW, the Alamosa board of directors intends to authorize and is seeking stockholder approval of an amendment to the long-term incentive plan to increase the number of shares authorized for issuance under the long-term incentive plan and to provide for an automatic annual increase in shares available under the long-term incentive plan. For more information concerning the amendment to the long-term incentive plan, see "Amendment to Alamosa's 1999 Long-Term Incentive Plan."


     401(K) RETIREMENT PLAN. We have established a tax-qualified employee savings and retirement plan. Employees may elect to contribute up to 20% of their annual compensation on a pre-tax basis and up to an additional 10% of their annual compensation on an after-tax basis to the retirement plan. "Highly Compensated Employees," as defined in the retirement plan, are subject to certain other provisions regarding the amount of eligible contributions. Employee contributions may begin from the date of hire and are immediately vested. Currently, we do not make matching or profit-sharing contributions to the retirement plan.



EMPLOYMENT AGREEMENTS


     DAVID E. SHARBUTT. We are a party to an employment agreement with David E. Sharbutt, effective October 1, 1999. This employment agreement has a three-year term and provides that Mr. Sharbutt receive a minimum base salary of $175,000, payable no less often than semi-monthly, subject to increases at our discretion. Mr. Sharbutt is entitled to receive a bonus of up to $43,750 for each calendar quarter in which we meet certain corporate milestones. In addition, the employment agreement also provides for Mr. Sharbutt to be granted a total of $1,697,500 stock options, with one-third of the options vesting on each September 30th during the employment term. Mr. Sharbutt is also entitled to $5,000,000 in term life insurance coverage, reimbursement for reasonable expenses, $1,250 per month as a vehicle and club dues allowance, reimbursement for vehicle business mileage at the standard rate set by the Internal Revenue Service, and incentive, retirement, profit-sharing, life, medical, disability and other benefit plans as may be available to our other executives with comparable responsibilities, subject to the terms of those programs.


     If we terminate Mr. Sharbutt's employment other than for cause or non-performance, all as defined in the employment agreement, we would be required to pay him severance pay equal to one year's base salary and all stock options granted to him under the agreement become vested and exercisable. If Mr. Sharbutt should terminate his employment agreement for cause, as defined in the employment agreement, he will be entitled to severance pay equal to the lessor of one year's base salary and the unpaid balance of his salary that would be payable to him through September 30, 2002 and he will be entitled to a pro rata vesting of the options that would have become vested in the first September 30th following the date of his termination. If Mr. Sharbutt is terminated by us within one year after a change in control or any reason other than cause, he will be entitled to severance pay equal to the unpaid balance of the base salary which would have been payable to him through September 30, 2002 and all stock options granted to him under the agreement will become vested and exercisable.

     Pursuant to the employment agreement, Mr. Sharbutt has agreed not to compete with us during his employment and not to compete with us within a defined area for a period of two years following termination of his employment. Mr. Sharbutt's employment by CHR Solutions, Mr. Sharbutt's investment in the securities of any public company where such investment does not represent greater than five percent of the outstanding stock of that company and Mr. Sharbutt's investment in any company or entity in which Mr. Sharbutt was an owner or stockholder at the time of entering into the employment agreement are exceptions to the non-competition covenant. Further, Mr. Sharbutt has agreed not to disclose any of our confidential information at any time during or subsequent to his employment with us without our written consent.


     JERRY W. BRANTLEY. We are a party to an amended and restated employment agreement with Jerry W. Brantley, effective October 1, 1999. This employment agreement has a four-year term and provides that

Mr. Brantley receive a minimum base salary of $175,000, payable no less often than semi-monthly, subject to increases at our discretion. Mr. Brantley is entitled to receive a bonus of up to $30,000 for each calendar quarter in which we meet certain corporate milestones. In addition, the employment agreement provides for Mr. Brantley to be granted a total of 1,697,000 stock options, with one-fourth of the options vesting on each September 30th during the employment term. Mr. Brantley is also entitled to reimbursement for reasonable expenses, $600 per month as a vehicle allowance, reimbursement for vehicle business mileage at the standard rate set by the Internal Revenue Service, and incentive, retirement, profit-sharing, life, medical, disability and other benefit plans as may be available to our other executives with comparable responsibilities, subject to the terms of those programs.

     If we terminate Mr. Brantley's employment other than for cause or non-performance, all as defined in the employment agreement, we would be required to pay him severance pay equal to one year's base salar and all stock options granted to him under the agreement become vested and exercisable. If Mr. Brantley should terminate his employment agreement for cause, as defined in the employment agreement, he will be entitled to severance pay equal to the lessor of one year's base salary and the unpaid balance of his salary that would be payable to him through September 30, 2003 and he will be entitled to a pro rata vesting of the options that would have become vested in the first September 30th following the date of his termination. If Mr. Brantley is terminated by us within one year after a change in control or any reason other than cause, he will be entitled to severance pay equal to the unpaid balance of the base salary which would have been payable to him through September 30, 2003 and all stock options granted to him under the agreement will become vested and exercisable.

     Pursuant to the employment agreement, Mr. Brantley has agreed not to compete with us during his employment and not to compete with us within a defined area for a period of two years following termination of employment. Mr. Brantley's investment in the securities of any public company where such investment does not represent greater than five percent of the outstanding stock of that company and Mr. Brantley's investment in any company or entity in which Mr. Brantley was an owner or stockholder at the time of entering into the employment agreement are exceptions to the non-competition covenant. Further, Mr. Brantley has agreed not to disclose any of our confidential information at any time during or subsequent to his employment with us without our written consent.


     KENDALL W. COWAN. We are a party to an employment agreement with Kendall Cowan, effective December 1, 1999. This employment agreement has a five-year term and provides that Mr. Cowan receive a minimum base salary of $150,000, subject to increases at our discretion. In addition, the employment agreement provides for Mr. Cowan to be granted a total of 1,455,000 stock options, with one-fifth of the options vesting on each November 30th during the employment term. Mr. Cowan is entitled to receive a bonus of up to $37,500 for each calendar quarter in which we meet certain corporate milestones. Mr. Cowan is also entitled to reimbursement for reasonable expenses, a $600 per month vehicle allowance, reimbursement for vehicle business mileage at the standard mileage rate set by the Internal Revenue Service, and incentive, retirement, profit-sharing, life, medical, disability and other benefit plans as may be available to our other executives with comparable responsibilities, subject to the terms of those programs. Pursuant to the employment agreement, we will pay the costs of all continuing professional education courses required for Mr. Cowan to maintain his certified public accountant license, as well as all professional dues and licenses attributable to his certified public accountant license.


     If we terminate Mr. Cowan's employment for other than cause or non-performance, both as defined in the employment agreement, we would be required to pay him severance pay equal to one year's base salary and all stock options granted to him under the agreement will become vested and exercisable. If Mr. Cowan should terminate his employment for cause, as defined in the employment agreement, he will be entitled to severance pay equal to the lesser of one year's base salary and the unpaid balance of his salary which would be payable to him through November 30, 2004 and he will be entitled to a pro rata vesting of the options that would become vested on the first November 30th following the date of his termination.

     Mr. Cowan has agreed, pursuant to the employment agreement, not to compete with us during employment and for a period of two years following termination of his employment. Mr. Cowan's investment in the securities of any publicly traded company where such investment does not represent greater than five percent of the outstanding stock of that company, and Mr. Cowan's investment in any company or entity in which Mr. Cowan is an owner or stockholder at the time of entering into the employment agreement are, however, exceptions to the non-competition covenant. Further, Mr. Cowan has agreed not to disclose any of our confidential information at any time during or subsequent to his employment with us without our written consent.

     LOYD I. RINEHART. We are party to an employment agreement with Loyd I. Rinehart effective June 1, 2000. This employment agreement has a five-year term and provides that Mr. Rinehart receive a minimum base salary of $150,000, payable no less often than semi-monthly, subject to increases at our discretion. Mr. Rinehart is entitled to receive bonuses of up to (i) $25,000 for each calendar quarter in which we meet certain corporate milestones and
(ii) $200,000 based on the acquisitions of POPs (not including POPs assigned by Sprint) in any calender year, reduced by bonuses paid under (i) above. The maximum bonus Mr. Rinehart can receive in one calender year will be the greater of (i) or (ii) above. Mr. Rinehart is also entitled to reimbursement for reasonable expenses, relocation from Denver, Colorado to Lubbock, Texas, a $600 per month vehicle allowance, reimbursement for vehicle business mileage at the standard mileage rate set by the Internal Revenue Service, and incentive, retirement, profit-sharing, life, medical, disability and other benefit plans as may be available to our other executives with comparable responsibilities, subject to the terms of those programs. Pursuant to the employment agreement, we will pay the costs of all continuing professional education courses required for Mr. Rinehart to maintain his certified public accountant license, as well as all professional dues and licenses attributable to his certified public accountant license.

     If we terminate Mr. Rinehart's employment for other than cause or non-performance, both as defined in the employment agreement, we would be required to pay him severance pay equal to one year's base salary. If Mr. Rinehart should terminate his employment for cause, as defined in the employment agreement, he will be entitled to severance pay equal to the lesser of one year's base salary and the unpaid balance of his salary which would be payable to him through May 31, 2005. Mr. Rinehart has agreed, pursuant to the employment agreement, not to compete with us during employment and for a period of two years following termination of his employment. Mr. Rinehart's investment in the securities of any publicly traded company where such investment does not represent greater than five percent of the outstanding stock of that company, and Mr. Rinehart's investment in any company or entity in which Mr. Rinehart is an owner or stockholder at the time of entering into the employment agreement are, however, exceptions to the non-competition covenant. Further, Mr. Rinehart has agreed not to disclose any of our confidential information at any time during or subsequent to his employment with us without our written consent.

     W. DON STULL. Before his departure from Alamosa, we were a party to an amended and restated employment agreement with W. Don Stull, effective October 29, 1999. This amended employment agreement provided that Mr. Stull receive a minimum base salary of $90,000, certain bonus payments and participation in incentive, retirement, profit-sharing, life, medical, disability and other benefit plans as may be available to our other executives with comparable responsibilities, subject to the terms of those programs. We are currently in the course of discussions with Mr. Stull regarding the effect of the employment agreement upon benefits which may be payable to him in light of his departure. If Mr. Stull is determined to have voluntarily terminated his employment for cause, as defined in the employment agreement, he will be entitled to severance pay equal to lesser of one year's base salary or the unpaid balance of the base salary that would be payable to him through September 30, 2001, and he shall be vested in the portion of his options that would have vested on the October 29 immediately following such termination.


COMPENSATION OF DIRECTORS

     Currently, we do not pay cash fees to our directors. No director who is also our officer or employee receives separate compensation for services rendered as a director. Starting in June 1999, we had an arrangement with Hicks & Ragland, now known as CHR Solutions, to pay $175 per hour for Mr. Sharbutt's services as Chairman of our board of directors. This arrangement with Hicks & Ragland, however, ended on October 1, 1999, when Mr. Sharbutt became our Chief Executive Officer.

     Pursuant to the long-term incentive plan, each of our current directors who is an independent director because he or she is not also our officer or employee has received an initial option to purchase 28,000 shares of our common stock. We granted an option to purchase an additional 15,000 shares of our common stock to Mr. Clapp for his performance of additional duties as director with respect to our initial public offering and our debt offering. These initial options became exercisable with respect to 100% of the shares covered thereby upon completion of our initial public offering in February 2000. Independent directors joining us after our initial public offering will automatically receive an initial option to purchase 28,000 shares of our common stock on the date he or she becomes one of our directors. All initial options will expire on the tenth anniversary of the date of grant. In addition to the initial option, each independent director will receive a grant pursuant to the long-term incentive plan of an annual option to purchase that number of shares of our common stock equal to $60,000 divided by the fair market value of our common stock on the date of grant. The annual option will be automatically granted on the date of the first full meeting of our board of directors following the end of each fiscal year. The annual option will immediately vest on the date of grant and will expire on the tenth anniversary of the date of grant. The exercise price of options granted to independent directors must be equal to the fair market value of our common stock on the date of grant. All of our directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to, and attendance at, meetings of the board of directors or committees thereof.

     Superholdings intends to adopt these same compensation policies and practices for its board of directors following completion of the reorganization.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of our board of directors currently consists of Messrs. Silber, Marshall and Hyde. None of these committee members are or have been executive officers of us or our subsidiaries. From our inception on July 16, 1998 through December 9, 1999, our board of directors determined the compensation of our executive officers. David Sharbutt, our Chief Executive Officer, is Chairman of our board of directors. He is also employed as a Senior Consultant and is a director and shareholder of CHR Solutions, an engineering consulting firm that provides services to us. See "Certain Relationships and Related Transactions" for more details regarding these transactions. Mr. Sharbutt has also served on the board of directors of Alamo Cellular, Inc. Currently Scotty Hart is Secretary of Alamo Cellular, Inc. and Jimmy R. White is President of Alamo Cellular, Inc. Both Mr. Hart and Mr. White are also on our board of directors. In addition, Alamo IV LLC, prior to its dissolution in November 1999, had been controlled by its members. Mr. Sharbutt represented a company called Harlamo LLC, prior to its dissolution in November 1999 that was a member of Alamo IV LLC and he also served as Vice President of Alamo IV LLC. Thomas Hyde, who is one of our directors, along with Scotty Hart and Jimmy R. White, served as executive officers of Alamo IV LLC.


REPORT OF THE COMPENSATION COMMITTE ON EXECUTIVE COMPENSATION

     Alamosa's full board of directors addressed all matters concerning executive compensation until December 9, 1999, when Alamosa formed an executive compensation committee consisting of Messrs. Silber, Marshall and Hyde. Since its formation, the compensation committee has addressed executive compensation matters.

     Our executive compensation philosophy reflects our belief that the compensation of executives should:

     o    be linked to achievement of our business and strategic goals;

     o be aligned with the interests of stockholders through awards of stock options and other stock-based compensation;


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     o    recognize individual contributions, as well as overall business results; and

     o result in attracting, motivating and retaining highly-talented executives to serve us.

     To achieve these objectives, our current compensation program consists of the following elements:

     o    base salary;

     o    annual incentive compensation, the receipt of which is based on:

          o    our financial performance from year to year; and/or

          o    significant individual contributions; and

     o long-term incentive compensation, primarily in the form of stock options.

     Jerry Brantley, as Chief Operating Officer, acted in a capacity similar to that of Chief Executive Officer during the period from the inception of Alamosa, July 16, 1998, to October 1, 1999, when David E. Sharbutt was hired to be the Chief Executive Officer. Mr. Sharbutt has served as our Chief Executive Officer since that time. The structure of Mr. Brantley's fiscal 1999 compensation was based in part on comparisons to the compensation of executives in similar positions with other companies in the industry, as well as Mr. Brantley's level of responsibility, experience and contribution to our business objectives and the board's ongoing assessment of our operations. In accordance with such factors, we entered into an amended and restated employment agreement with Mr. Brantley, effective October 1, 1999. This agreement provides for a base salary of $175,000, subject to increases at our board's discretion. In addition, the agreement provides that Mr. Brantley is eligible for quarterly bonuses upon the achievement of certain performance targets established by our board, and grants Mr. Brantley stock options that vest over three years. See "--Employment Agreements--Jerry W. Brantley." Pursuant to this employment agreement, Mr. Brantley received compensation totaling $324,509 for fiscal 1999, representing a salary of $175,000, a bonus of $142,309 and a car allowance of $7,200. Our board believes that the structure of Mr. Brantley's compensation, with its emphasis on our performance, is in the best interest of our stockholders because it more closely aligns the interests of Mr. Brantley and our stockholders.

     The structure of Mr. Sharbutt's fiscal 1999 compensation was also based in part on comparisons to the compensation of executives in similar positions with other companies in the industry, as well as Mr. Sharbutt's level of responsibility, experience and contribution to our business objectives and the board's ongoing assessment of our operations. In accordance with such factors, we entered into an employment agreement with Mr. Sharbutt, effective October 1, 1999. This agreement provides for a base salary of $175,000, subject to increases at our board's discretion. In addition, the agreement provides that Mr. Sharbutt is eligible for quarterly bonuses upon the achievement of certain performance targets established by our board. See "--Employment Agreements--David E. Sharbutt". Pursuant to this employment agreement, Mr. Sharbutt received compensation totaling $91,250 for fiscal 1999, representing a salary of $43,750, a bonus of $43,750 and a car/club dues allowance of $3,750. Our board believes that the structure of Mr. Sharbutt's compensation, with its emphasis on our performance, is in the best interest of our stockholders because it more closely aligns the interests of Mr. Sharbutt and our stockholders.

     Our philosophy for the compensation of our executive officers focuses on each individual's level of responsibility, experience and contribution to our business objectives and the board's ongoing assessment of our operations. The board places emphasis on compensation that closely aligns the executive's interests with the stockholders' interests. Therefore, a significant percentage of each executive officer's total compensation is tied to our performance through:

     o bonus eligibility, based on a combination of our performance and individual achievement; and

     o    stock option awards.

     In August 1993, as part of the Omnibus Budget Reconciliation Act of 1993,
Section 162(m) of the Internal Revenue Code was enacted, which section provides for an annual 1.0 million dollar limitation on the deduction that an employer may claim for compensation of certain executives. Section 162(m) of the Internal Revenue Code provides an exception to the deduction limitation for certain performance-based compensation, and it is the intent of the board to qualify executive compensation for such exception to the extent necessary, feasible and in our best interests.


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                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FORMATION OF ALAMOSA PCS, LLC

     On July 24, 1998, Alamo IV LLC, Rosewood Telecommunications, L.L.C., Tregan International Corp., West Texas PCS, LLC and Longmont PCS, LLC formed Alamosa PCS, LLC. Those investors received membership interests in exchange for their capital commitments. The investors amended the formation documents on December 11, 1998 to allow for a new member, Yellow Rock PCS, L.P., and to modify their membership interests and capital commitments. Yellow Rock agreed to contribute a total of $400,000 of capital in exchange for a 0.82% membership interest in Alamosa PCS, LLC. Pursuant to the agreement, Yellow Rock committed to a funding schedule beginning with a payment of $123,711 on December 15, 1998 and ending on January 1, 2001. The original investors retained the remaining 99.18% membership interest in Alamosa PCS, LLC in exchange for their capital commitments of $48,100,000. In November 1999, the members of Alamo IV LLC dissolved Alamo IV LLC and distributed Alamo IV's membership interest in Alamosa PCS, LLC to Alamo IV's members.

     The obligations to commit capital and the other regulations under the formation documents were eliminated when we reorganized from a limited liability company to a holding company structure prior to the closing of our initial public offering in February 2000.

EDC CREDIT FACILITY GUARANTEES


     In connection with the credit agreement entered into between Nortel and Alamosa, which Nortel assigned to EDC and Alamosa acknowledged, each of our stockholders pledged its ownership interest in Alamosa to Nortel to guaranty our obligations under the Nortel credit agreement. The rights and obligations of Nortel under the credit agreement were assigned to EDC. Our stockholders were required to secure their unfunded contributions with either a letter of credit or a marketable securities pledge agreement. Each guaranty, pledge, letter of credit and marketable securities pledge agreement terminated prior to the closing of our initial public offering.

AGREEMENTS WITH CHR SOLUTIONS

     We have entered into a number of arrangements with CHR Solutions as described in more detail below. David Sharbutt, our Chairman and Chief Executive Officer, was at the time the agreements were executed the President, Chief Executive Officer, a director and a shareholder of CHR Solutions. Mr. Sharbutt no longer holds any of these positions at CHR Solutions.

     o On July 27, 1998, we entered into an engineering service agreement with CHR Solutions that is to last through August 2001 for a maximum fee of approximately $7.0 million, excluding taxes. We paid $902,243 in 1998 and $2,951,476 in 1999 for these services.

     o As of April 6, 1999, we entered into a telecommunications service agreement with Tech Telephone Company Limited Partnership, an affiliate of CHR Solutions, to install and provide DS1 telecommunications lines between Sprint PCS and our Lubbock operations and between our Lubbock operations and our other markets. The original term of the agreement is three years, with automatic renewal for successive 30-day terms until terminated by either party. The total amount of fees paid through the end of 1999 was approximately $212,000.

     o As of April 9, 1999, Alamosa entered into a data communications services agreement with CHR Solutions to perform design and implementation services for Alamosa in connection with Alamosa's wide area network and local area networks for a maximum fee of $262,040, excluding taxes. The agreement lasts until the project is completed, unless either party terminates it earlier for cause.

     o As of August 13, 1999, Alamosa entered into a distribution agreement with TechTel Communications Corporation, an affiliate of CHR Solutions, authorizing it to become a third party distributor of Sprint PCS products and services for Alamosa in is a standard agency agreement



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          identical with numerous other agreements between Alamosa and other third party distributors, under which TechTel Communications Corporation is obligated to purchase ten handsets from us every quarter for the term of one year.

     o As of October 8, 1999, Alamosa entered into a special service agreement with CHR Solutions to perform marketing and operations consulting services in selected areas in Wisconsin for a maximum fee of $100,000, excluding taxes. This agreement lasts until the project is completed, unless either party terminates it earlier.

     o As of October 8, 1999, Alamosa entered into a special service agreement with CHR Solutions to perform business planning and consulting services and a feasibility study in selected areas of Wisconsin for a fixed fee of $81,000. This agreement lasts until the project is completed, unless either party terminates it earlier.

     o As of October 8, 1999, Alamosa entered into a special service agreement with CHR Solutions to perform business planning and consulting services and a feasibility study in selected areas of our territory for an estimated probable cost of $200,000, excluding taxes. This agreement lasts until the project is completed, unless either party terminates it earlier.

     o As of October 8, 1999, Alamosa entered into a special service agreement with CHR Solutions to provide us with radio frequency "drive testing " to predict the propagation characteristics of given areas in our territory for an estimated probable cost of $62,085, excluding taxes. This agreement lasts until the project is completed, unless either party terminates it earlier.

     o As of November 20, 1999, we entered into a special service agreement with CHR Solutions, who provided us with marketing and operations consulting services for a maximum amount of $100,000, excluding taxes.

     o As of January 28, 2000, CHR Solutions entered into a professional services agreement with CHR Solutions to develop the sub-affiliate program from the development of a model through the execution of the sub-affiliate program. The estimated probable costs of the services is $248,000. Either party may terminate the agreement without penalty at any time with or without cause upon giving the other party 30 days prior written notice.

AGREEMENT WITH OMNIAMERICA


     In August 1998, Alamosa entered into a nonexclusive master site development and lease agreement for tower sites with OmniAmerica Development Corp., formerly known as Specialty Capital Services, Inc., a subsidiary of Specialty Teleconstructors, Inc. that has since merged with American Tower Corporation. Pursuant to the agreement, American Tower arranges for collocation of our equipment, or constructs new facilities, in areas Alamosa identifies for build-out. The initial term of the master agreement expires in August 2003, with automatic renewal for three additional terms of five years each. The agreement provides for monthly payments aggregating to approximately $5.0 million per year, subject to an annual adjustment based on the Consumer Price Index.

     Michael Budagher, who is one of Alamosa's directors and a manager of West Texas PCS, LLC, one of Alamosa's stockholders, was, at the time the agreement was entered into the Vice Chairman, Chief Operating Officer and a director of Specialty Teleconstructors, Inc., and the Chief Executive Officer, President and sole director of Specialty Capital Services, Inc. Michael Budagher is also a member and the General Manager of the Budagher Family, LLC, which was, at the time the agreement was entered into, a stockholder of Specialty Teleconstructors, Inc. Mr. Budagher no longer holds any of these positions at Specialty Capital Services, Inc. or Specialty Teleconstructors, Inc. However, he is a stockholder of American Tower Corporation. Additionally, Jeff Howard, who was one of our directors at the time the agreement was entered into, is a manager of Longmont PCS, LLC, one of our stockholders, is a stockholder of Specialty Teleconstructors, Inc. and acts as a Vice President of American Tower Corporation though he has not been designated as an officer by American Tower Corporation's board of directors and has no management authority.


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RESERVE OF SHARES BY UNDERWRITERS

     As part of the initial public offering of our common stock, the underwriters reserved a maximum of 10% of the shares of our common stock sold in the offering for sale to the persons who were stockholders of Alamosa at the time prior to the offering at a price per share of $15.8525, the public offering price less the underwriting discount. The underwriters were not entitled to any discount or commission on these shares and the proceeds to us were the same as if the shares were sold to the general public. The persons who were stockholders of Alamosa at the time prior to the offering purchased 757,589 shares pursuant to this arrangement.

     In connection with our initial public offering, Salomon Smith Barney Inc. reserved up to approximately five percent of the shares being offered as directed shares for sale at the initial public offering price to persons who were directors, officers or our employees, or who were otherwise associated with us and our affiliates or employees, and who advised us of their desire to purchase these shares. The number of shares of common stock available for sale to the general public was reduced to the extent of sales of directed shares to any of the persons for whom they were reserved. A total of 535,000 shares of common stock were so purchased by such persons.


OTHER RELATED PARTY TRANSACTIONS

     In November 1998, Alamosa entered into an agreement to lease space for telephone switching equipment in Albuquerque with SASR Limited Partnership, 50% owned by one of our directors and a manager of West Texas PCS, LLC and Budagher Family, LLC, two of our interest holders. The lease has a term of five years with two optional five-year terms. The lease provides for monthly payments aggregating to $18,720 a year with 10% increase at the beginning of the two option periods, as well as a pro rata portion of real estate taxes on the property.

     In connection with Alamosa's distribution and sales of Sprint PCS wireless communications equipment, on December 28, 1998, we entered into a long-term agreement to lease space for a retail store in Lubbock, Texas with Lubbock HLH, Ltd., principally owned by one of our directors and the general manager of South Plains Advance Communications & Electronics, Inc. ("SPACE"). SPACE is one of our stockholders. This lease has a term of 15 years and provides for monthly payments aggregating to approximately $110,000 a year, subject to adjustment based on the Consumer Price Index on the first day of the sixth lease year and on the first day of the eleventh lease year. No amounts were paid or outstanding under this lease at December 31, 1998. During 1999, $73,233 was paid under this lease. No amount was payable at December 31, 1999.



AGREEMENTS WITH MICHAEL AND STEVEN ROBERTS

     Upon completion of the reorganization, Michael and Steven Roberts will become directors of Superholdings. Set forth below is a description of certain agreements between Alamosa and its affiliates and Michael and Steven Roberts and their affiliates.

     MEMBERS OF ROBERTS HOLDINGS. On June 30, 2000, Alamosa Operations (as lender) entered into a loan agreement with Michael and Steven Roberts (as borrowers) whereby Alamosa Operations agreed to lend $10.0 million to Michael and Steven Roberts. The proceeds from this loan were used to fund capital and operation requirements of Roberts and Roberts Tower Company.

     ROBERTS LOAN AGREEMENT. On June 30, 2000, Alamosa Operations (as lender) entered into a loan agreement with Steven and Michael Roberts (as borrowers). In connection with the loan agreement that was entered into on July 31, 2000 between Alamosa Operations (as lender) and Roberts (as borrower), Roberts assumed certain obligations of Steven and Michael Roberts under the June 30 loan agreement to the extent the proceeds of that loan were used to make capital contributions to Roberts.

     ROBERTS TOWER LOAN AGREEMENT. On October 18, 2000, Alamosa Operations (as lender) and Roberts Tower Company (as borrower) entered into a loan agreement whereby Alamosa Operations agreed to lend up to $15.0 million to Roberts Tower Company, to be used only for the purposes of repaying all amounts owed by Michael and Steven Roberts under the loan agreement dated June 30, 2000, between



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Michael and Steven Roberts (as borrowers) and Alamosa Operations (as lender)
and funding the construction of wireless telecommunications towers related to Roberts through the completion of the Roberts merger.



     CONSULTING AGREEMENTS. Alamosa and the members of Roberts Holdings have agreed to use their reasonable best efforts to enter into five-year consulting agreements with Michael and Steven Roberts. The consulting agreements will provide each of them with an annual compensation of $125,000, to be paid monthly.


     MASTER LEASE AGREEMENT. Superholdings and Michael and Steven Roberts, through one or more entities controlled by them, have agreed to use their reasonable best good faith efforts to enter into a master lease agreement reasonably acceptable to Superholdings. The master lease agreement will provide for the first right to negotiate tower space leases on a "build-to-suit" basis within Superholdings' present and future territory with terms similar to Alamosa's current leases for towers.


     JOINT VENTURE DEVELOPMENT AGREEMENT. Superholdings and Michael and Steven Roberts or an entity controlled by them have agreed to use their reasonable best good faith efforts to enter into a joint venture development agreement reasonably acceptable to Superholdings, providing for the formation of international joint ventures on a non-exclusive basis.



     RESALE AGREEMENT. Superholdings and its subsidiaries and Michael and Steven Roberts or an entity controlled by them have agreed to use their reasonable best good faith efforts to enter into a resale agreement reasonably acceptable to Superholdings and its subsidiaries permitting Michael and Steven Roberts or their controlled entities to buy air time at a discount for resale on a basis no less favorable than any other similar agreement Superholdings may have. Such resale agreement may only be entered into by the parties in accordance with the terms of their affiliation agreements with Sprint PCS.


     For a more complete description of these and other agreements between Superholdings and Michael and Steven Roberts, see "The Roberts
Merger--Agreements with Michael and Steven Roberts."


     ROBERTS MASTER LEASE AGREEMENT. Roberts does not own any of the towers used to provide service in its operating areas. Roberts leases its tower sites for its wireless system through a master lease agreement with Roberts Tower Company, a corporation owned and operated by Michael and Steven Roberts.



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           INFORMATION ABOUT ROBERTS WIRELESS COMMUNICATIONS, L.L.C.


     References in this proxy statement-prospectus to Roberts as a provider of wireless personal communications services or similar phrases generally refer to Roberts's building, owning and managing its portion of the Sprint PCS network pursuant to Roberts's affiliation agreements with Sprint PCS. Sprint PCS holds the spectrum licenses and controls the network through its agreements with Roberts.


GENERAL


     Roberts is a provider of wireless personal communications services, commonly referred to as PCS, primarily in the state of Missouri, and also in bordering communities in Illinois and Kansas and a portion of Oklahoma and Arkansas. Roberts is part of the Sprint PCS network. Roberts has the exclusive right to provide digital personal communications services under the Sprint and Sprint PCS brand names in a territory comprising approximately 2.5 million residents. These residents are located in cities outside the St. Louis and Kansas City metropolitan areas in communities known as: Springfield, Joplin, Columbia, Jefferson City, St. Joseph, Cape Girardeau, Kirksville, Sedalia, Hannibal, Poplar Bluff, Sikeston, and West Plains, Missouri; Carbondale, Marion, and Quincy, Illinois; Pittsburg, Kansas; and Miami, Oklahoma. Roberts has limited revenues, significant losses, substantial future capital requirements and an expectation of continued significant losses.

     Roberts entered into affiliation agreements with Sprint PCS in June 1998. Roberts launched its Sprint PCS service in Jefferson City and Columbia, Missouri in January 1999, and has since commenced service in six additional markets: Joplin, Rolla, Kansas City, St. Joseph, Sedalia, and Springfield, Missouri. Springfield and Jefferson City are located within the region known as Lake of the Ozarks. Roberts' systems cover approximately 390,000 residents out of approximately 636,500 total residents in those markets. Roberts expects to cover a total of approximately 1.7 million residents by January 2001, at which point it expects to have completed its build-out obligations to Sprint PCS and expects to have covered approximately 52% of the resident population in its territory. As of December 31, 2000, Roberts served approximately 23,594 Sprint PCS subscribers based in its territory.

     Roberts was formed in May 1998 as a Missouri limited liability company. Roberts' principal executive office is located at 1408 North Kingshighway, Suite 300, St. Louis, Missouri 63113. Roberts' telephone number is (314) 367-4600.


MEMBERS

     Michael V. Roberts, age 51, is co-founder of Roberts Broadcasting Company which owns several television stations in medium-sized markets in the U.S. and has served as that company's Chairman and Chief Executive Officer since its founding in 1989. Mr. Roberts is also the founder of companies involved in commercial real estate development, construction management, corporate management consulting and communications towers. He is a director of ACME Communications, Inc. which owns and operates broadcast television stations. He is also a managing member of Roberts.

     Steven C. Roberts, age 48, is co-founder of Roberts Broadcasting Company and has served as that company's President and Chief Operating Officer since its founding. Mr. Roberts is the founder of companies involved in commercial real estate development and communications towers. He is also a managing member of Roberts.

     Michael V. Roberts and Steven C. Roberts are brothers.

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               ROBERTS' MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with "Selected Historical Financial Data of Roberts Wireless Communications, L.L.C." and other financial statements and notes thereto included elsewhere in this proxy statement-prospectus. Much of the discussion in this section involves forward-looking statements. Actual results may differ significantly from the results suggested by the forward-looking statements.


OVERVIEW

     Since its inception, Roberts has incurred substantial costs to negotiate its contracts with Sprint PCS and obtain its debt financing from Lucent, to engineer its wireless system, to develop its business infrastructure and distribution channels, and to begin the build-out of its portion of the Sprint PCS network. Roberts obtained a $56.0 million credit facility from Lucent. Lucent later assigned all of its rights and obligations under the credit facility to DLJ.

     Prior to the opening of the Jefferson City market on January 21, 1999, Roberts did not have any markets in operation. As of September 30, 2000, its accumulated deficit was $17 million. Through September 30, 2000, Roberts incurred $72.9 million of capital expenditures and construction in progress related to the build-out of its portion of the Sprint PCS network. While Roberts anticipates operating losses to continue, it expects revenue to increase substantially as the base of Sprint PCS subscribers located in its territory increases.

     On June 8, 1998, Roberts entered into affiliation agreements with Sprint PCS. As a Sprint PCS affiliate, Roberts has the exclusive right to provide digital wireless personal communication services under the Sprint and Sprint PCS brand names in its territory. Roberts is responsible for building, owning and managing the portion of the Sprint PCS network located in its territory. Roberts markets wireless products and services in its territory under the Sprint and Sprint PCS brand names. Roberts offers national plans designed by Sprint PCS and intends to offer specialized local plans tailored to its market demographics. Roberts' portion of the Sprint PCS network is designed to offer a seamless connection with Sprint PCS's national, 100% digital wireless network. Roberts markets wireless products and services through a number of distribution outlets located in its territory, including its own Sprint PCS stores, major national distributors and third party local representatives.

     Roberts launched Sprint PCS service in its first markets, Jefferson City and Columbia, Missouri, in January 1999, and has since commenced service in six additional markets: St. Joseph, Sedalia, Joplin, Rolla, Kansas City, and Springfield, Missouri. Springfield and Jefferson City are located within the region known as Lake of the Ozarks. Roberts' systems cover approximately 390,000 residents out of approximately 636,500 total residents in those markets.


     Roberts' original affiliation agreement with Sprint PCS provided that it could purchase assets located in its service area if it could reasonably use such assets in the construction of its service area network. On January 21, 1999, Roberts exercised this right and Sprint PCS assigned the Columbia, Missouri and the Jefferson City, Missouri service areas to Roberts by amending the original management agreement with Sprint PCS. The assets assigned consisted of both service areas (markets) plus all hardware owned by Sprint PCS for operation of each cell site and all leases for each cell site in the two service areas. Neither the Columbia, Missouri nor the Jefferson City, Missouri markets had any Sprint PCS subscribers at the time of this assignment. In anticipation of invoking this provision, in late 1998 Roberts rented a retail store facility, hired sales employees, purchased phones and accessories, and placed local advertising.

     The amendment to the Sprint PCS management agreement did not change the management fee structure as defined in the original management agreement, and Roberts began receiving 92% of billed revenue generated by subscribers in these markets, plus 20 cents per minute travel revenue as of January 21, 1999. At the time of this assignment, Roberts was in the process of building its master switching center and was not yet capable of receiving, placing and switching calls on its network. Roberts and Sprint entered into an Interim Network Operating Agreement whereby the twenty-three cell sites located in the Columbia and Jefferson City, Missouri service areas would remain on the Sprint PCS St. Louis switch, and


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Sprint PCS would continue to maintain such properties until: (i) all leases for cell sites in both service areas had been transferred from Sprint PCS to Roberts, and (ii) Roberts paid Sprint PCS in full for the purchase of these assets. On September 8, 1999, the purchase of these assets was completed although three of the total twenty-three leases had not been transferred. From January 21, 1999 through April 4, 2000, Roberts paid interim network operating fees of varying amounts based upon the number of cell site leases not transferred, and the use of the Sprint PCS St. Louis switch. On May 19, 2000, all cell sites in the Columbia and Jefferson City service areas were taken off the Sprint PCS switch and connected to the Roberts switch. After that time, no further interim network operating fees were due.


     Roberts recognizes 100% of revenues from Sprint PCS subscribers based in its territory, proceeds from the sales of handsets and accessories and fees from Sprint PCS and other wireless service providers when their customers roam onto its portion of the Sprint PCS network. Sprint PCS handles its billing and collections and retains 8% of all collected revenue from Sprint PCS subscribers based in Roberts' territory and fees from wireless service providers other than Sprint PCS when their subscribers roam onto Roberts' portion of the Sprint PCS network. Roberts reports the amount retained by Sprint PCS as an operating expense.

     As part of Roberts' affiliation agreements with Sprint PCS, it has the option of contracting with Sprint PCS to provide back office services such as customer activation, handset logistics, billing, customer service and network monitoring services. Roberts has elected to delegate the performance of these services to Sprint PCS to take advantage of Sprint PCS's economies of scale, to accelerate its build-out and market launches and to lower its initial capital requirements. The cost for these services is primarily calculated on a per subscriber and per transaction basis and is recorded as an operating expense.

     For more information concerning the affiliation agreements between Roberts and Sprint, see "Affiliation Agreements with Sprint PCS."


REGULATORY DEVELOPMENTS


     See "Regulatory Environment--Regulation of the Wireless Telecommunications Industry" for a discussion of regulatory developments that could have a future impact on Roberts.


RESULTS OF OPERATIONS--FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1999

     Because of the very limited time of operations for the nine months ended September 30, 1999, comparisons with the same period of 2000 may not be meaningful.

     NET LOSS. Roberts' net loss for the nine months ended September 30, 2000 was $8,758,044 and consisted primarily of the cost of launching its St. Joseph, Lake of the Ozarks, and Sedalia markets, plus operation of its master switching center. Roberts' net loss for the nine months ended September 30, 1999 was $2,780,761 and was comprised primarily of the incurrence of start-up expenses relative to the preparation of its master switching operation center, and launch and operation of its Columbia and Jefferson City markets.

     SERVICE REVENUES. Service revenues during the first nine months ended September 30, 2000 and September 30, 1999, were in the amount of $8,560,002 and $1,245,467, respectively. Service revenues were comprised of subscriber revenue, Sprint PCS roaming revenue, non-Sprint PCS roaming revenue and long distance revenue, all of which initially began accruing to Roberts at or near its first initial commercial launch in January 1999.


     Subscriber revenue consists of payments received from Sprint PCS subscribers based in Roberts' territory for monthly Sprint PCS service in its territory under a variety of service plans. These plans generally reflect the terms of plans offered by Sprint PCS nationally and are issued on a month-to-month basis. Roberts receives Sprint PCS roaming revenue at a per minute rate from Sprint PCS or another Sprint PCS affiliate when Sprint PCS subscribers based outside of its territory use its portion of the Sprint PCS network. Pursuant to Roberts' affiliation agreements with Sprint PCS, Sprint PCS can change this per minute rate. Non-Sprint PCS roaming revenue primarily consists of fees collected from Sprint PCS


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customers based in Roberts' territory when they roam on non-Sprint PCS networks. These fees are based on rates specified in the customer contracts. However, it is possible that in some cases these fees may be less than the amount Roberts must pay to other wireless service providers that provide service to Sprint PCS customers based in its territory. Non-Sprint PCS roaming revenue also includes payments from wireless service providers, other than Sprint PCS, when those providers' customers roam on Roberts' portion of the Sprint PCS network.


     Roberts' average monthly revenue per user for Sprint PCS customers in its territory, including long distance and roaming revenue, was approximately $92 for the period from January 1 to September 30, 2000 and approximately $100 for the period from January 21 to September 30, 1999.

     PRODUCT SALES. 100% of the revenue from the sale of handsets and accessories are recorded, net of an allowance for returns, as product sales. The amount recorded during the nine month period ended September 30, 2000 totaled $747,956 as compared to $151,004 for the nine month period ended September 30, 1999. Sprint PCS's handset return policy allows customers to return their handsets for a full refund within 30 days of purchase. When handsets are returned to Roberts, it may be able to reissue the handsets to customers at little additional cost to it. However, when handsets are returned to Sprint PCS for refurbishing, Roberts receives a credit from Sprint PCS, which is less than the amount it originally paid for the handset.

     COST OF SERVICES. Expenses totaling $6,281,512 during the nine-month period ended September 30, 2000 related to providing wireless services to customers. These expenses totaled $1,153,509 for the nine-month period ended September 30, 1999. Among these costs are the cost of operations, fees related to data transfer via T-1 and other transport lines, inter-connection fees, Sprint PCS roaming fees, non-Sprint PCS roaming fees and other expenses related to operations. Roberts pays Sprint PCS roaming fees when Sprint PCS subscribers based in its territory use the Sprint PCS network outside of its territory. Pursuant to Roberts' affiliation agreements with Sprint PCS, Sprint PCS can change this per minute rate. Roberts pays non-Sprint PCS roaming fees to other wireless service providers when Sprint PCS customers based in its territory use their network.

     COST OF PRODUCTS SOLD. The cost of products sold totaled $1,410,706 during the nine-month period ended September 30, 2000 and $195,931 for the nine-month period ended September 30, 1999. These amounts include the cost of accessories and the cost of handsets sold. Roberts expects the cost of handsets to exceed the retail sales price because Roberts subsidizes the price of handsets for competitive reasons. For the nine months ended September 30, 2000, the handset subsidy totaled $566,354 as compared to $36,766 for the nine months ended September 30, 1999.

     SELLING AND MARKETING. For the nine months ended September 30, 2000 and 1999, selling and marketing expenses totaled $2,954,625 and $880,835, respectively. Selling and marketing expenses include advertising expenses, promotion costs, sales commissions and expenses related to our distribution channels and handset subsidy paid to Sprint PCS for customers based in our territory that purchase handsets through Sprint PCS or its national retailers. Roberts incurs handset subsidy expense, in addition to that incurred through the retail stores, from other sales channels such as E-commerce, telemarketing and Sprint PCS national resellers. The handset subsidy incurred from sources other than the retail stores is included in selling and marketing expenses. The amount of handset subsidy included in selling and marketing expenses totaled $690,993 for the nine months ended September 30, 2000 and $388,845 for the nine months ended September 30, 1999.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include corporate costs and expenses other than those related to Cost of Operations and Selling and Marketing. For the nine months ended September 30, 2000 and September 30, 1999, these expenses amounted to $1,533,341 and $229,496, respectively. Roberts incurred significant general and administrative expenses related to the development of its system. Virtually all of the general and administrative expenses related to the start-up of the business and were expensed according to the American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization totaled $4,190,641 during the nine-month period ended September 30, 2000 and $1,662,574 for the nine-month period ended September 30, 1999. Depreciation was calculated using the straight line and accelerated methods over the useful life of the asset. Roberts begins to depreciate the assets for each market only after it opens that market.



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     INTEREST AND OTHER INCOME. Interest and other income totaled $97,358 during the nine-month period ended September 30, 2000 and $28,580 during the nine-month period ended September 30, 1999. Interest income was generated from the investment of equity and loan proceeds held in liquid accounts waiting to be deployed. These amounts were $76,545 and $28,580 for the nine month periods ending September 30, 2000, and 1999, respectively. Other income for the nine months ended September 30, 2000 of $20,813 was from tower rental income.

     INTEREST EXPENSE. Interest expense during the nine-month period ended September 30, 2000 and September 30, 1999 totaled $1,792,535 and $83,467, respectively, and is related primarily to the DLJ credit facility. Interest on the DLJ credit facility may be paid with capital contributions by its members.


RESULTS OF OPERATIONS--FOR THE YEAR ENDED DECEMBER 31, 1999

     NET LOSS. Roberts net loss for the twelve months ended December 31, 1999 was $4,588,241 and was comprised primarily of the incurrence of start-up expenses relative to the preparation of its master switching operation center, and launch and operation of its Columbia and Jefferson City markets.

     SERVICE REVENUES. Service revenues during the period in the amount of $2,494,438 were comprised of subscriber revenue, Sprint PCS roaming revenue, non-Sprint PCS roaming revenue and long distance revenue, all of which initially began accruing to Roberts at or near its first initial commercial launch in January 1999. Roberts average monthly revenue per user for Sprint PCS customers in its territory, including long distance and roaming revenue, was approximately $93 for the period from January 21 to December 31, 1999.

     PRODUCT SALES. 100% of the revenue from the sale of handsets and accessories are recorded, net of an allowance for returns, as product sales. The amount recorded during this period totaled $379,259. Sprint PCS's handset return policy allows customers to return their handsets for a full refund within 30 days of purchase. When handsets are returned to Roberts, it may be able to reissue the handsets to customers at little additional cost to Roberts. However, when handsets are returned to Sprint PCS for refurbishing, Roberts receives a credit from Sprint PCS, which is less than the amount it originally paid for the handset.


     COST OF SERVICES. Expenses totaling $1,748,565 during this period related to providing wireless services to customers and are included in cost of services. Among these costs are the cost of operations, fees related to data transfer via T-1 and other transport lines, inter-connection fees, Sprint PCS roaming fees, non-Sprint PCS roaming fees and other expenses related to operations. Roberts pays Sprint PCS roaming fees when Sprint PCS subscribers based in its territory use the Sprint PCS network outside of its territory. Pursuant to its affiliation agreements with Sprint PCS, Sprint PCS can change this per minute rate. Roberts pays non-Sprint PCS roaming fees to other wireless service providers when Sprint PCS customers based in its territory use their network.


     COST OF PRODUCTS SOLD. The cost of products sold totaling $834,236 during this period includes the cost of accessories and the cost of handsets sold. Roberts expects the cost of handsets to exceed the retail sales price because it subsidizes the price of handsets for competitive reasons. For the year ended December 31, 1999 the handset subsidy totaled $454,977.

     SELLING AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Expenses totaling $2,728,258 during the period include sales and marketing expenses of $702,829, collected revenue retained by Sprint PCS of $151,634 and amounts retained by Sprint PCS for customer service, billing, and network monitoring of $1,378,774, and other services. Sales and marketing expenses include advertising expenses, promotion costs, sales commissions and expenses related to its distribution channels. Roberts has incurred significant expenses related to the development of its system. Virtually all of these expenses are related to the start-up of the business and were expensed according to American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization during the period totaled $1,799,281. Depreciation was calculated using the straight line and accelerated methods over the useful life of the asset. Roberts begins to depreciate the assets for each market only after it opens that market.


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     INTEREST AND OTHER INCOME. Interest and other income totaling $65,739 during this period generally have been generated from the investment of equity and loan proceeds held in liquid accounts waiting to be deployed.

     INTEREST EXPENSE. Interest expense totaled $417,337 during this period and is related to the DLJ credit facility. Interest on the DLJ credit facility may be paid with capital contributions by its members.


RESULTS OF OPERATIONS--FOR THE PERIOD MAY 6, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998


     SELLING AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES, DEPRECIATION AND AMORTIZATION. Expenses for the period in the amount of $435,412 were comprised of start-up expenses.

     INTEREST AND OTHER INCOME. Interest income totaling $3,499 during this period generally was generated from the investment of equity in liquid accounts waiting to be deployed.



INCOME TAXES

     Roberts' financial statements did not report any benefit for federal and state income taxes since Roberts had elected to be taxed as a partnership. For the period presented, the members of the limited liability company recorded its tax losses on their own income tax returns.


LIQUIDITY AND CAPITAL RESOURCES


     Since inception, Roberts has financed its operations through capital contributions from its members, in-kind contributions from related entities owned by its members, and through debt financing provided by Lucent. Roberts obtained a $56.0 million credit facility from Lucent, and Lucent subsequently assigned its rights under the credit facility to DLJ. As of September 30, 2000 Roberts had a $56.0 million credit facility with DLJ, and the entire amount of available funding under the facility had been drawn. The terms of the facility require cash interest payments each quarter. Principal payments are scheduled to begin three years from the date of the first drawdown. Roberts' financing with DLJ was used to purchase equipment and services, and provide working capital related to construction costs.

     Net cash used in operating activities was $1,294,985 for the period ending September 30, 2000, and was related primarily to the operating loss for the period. Net cash provided by operating activities was $119,696 for the nine months ended September 30, 1999.

     Net cash used in operating activities was $838,473 for the year ended December 31, 1999. Cash used in operating activities for the period was attributable to operating losses and working capital needs.

     Net cash used in investing activities was $45,732,172 for the nine months ended September 30, 2000. These expenditures were related primarily to the purchase of network infrastructure needed to begin construction of Roberts' portion of the Sprint PCS network. Net cash used in investing activities was $22,261,836 for the nine months ended September 30, 1999.


     Net cash used in investing activities was $22,489,025 for the year ended December 31, 1999. The expenditures were related primarily to the purchase of office equipment, telephone equipment and network infrastructure needed to begin construction of its portion of the Sprint PCS network.


     For the nine-month period ended September 30, 2000, net cash provided by financing activities was $45,257,661, primarily consisting of capital contributions of $1,200,000, a DLJ draw of $30,988,561 and proceeds of $13,793,343 from a loan agreement with Alamosa Operations. For the nine month period ended September 30, 1999, net cash provided by financing activities was $27,317,398, consisting of capital contributions from its members and proceeds from long-term debt of $25,011,439.

     For the year ended December 31, 1999, net cash provided by financing activities was $26,392,598, consisting of capital contributions of $2,903,000, a DLJ draw of $25,011,439 and increase in loan costs of $1,521,841.

     As of September 30, 2000, Roberts' primary source of liquidity was $1,375,260 in cash. As of December 31, 1999, its primary sources of liquidity were $3.1 million in cash and $30.9 million of unused capacity under the DLJ credit facility.



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     The management of Roberts currently believes that Roberts may not have sufficient funds available to fund future required capital expenditures, working capital requirements, operating losses and other cash needs of the business with the result that Roberts will be dependent upon cash advances from Alamosa. Actual amounts of funds required to build out the Roberts segment of the Sprint PCS wireless network and to fund operating losses and working capital needs may vary materially from estimates, and additional funds may be necessary.



     Under the terms of the Roberts reorganization agreement, Alamosa Operations has agreed to extend credit to Roberts and the members of Roberts Holdings in order for the capital contribution requirements of the DLJ credit facility to be met without requiring the contribution of such amounts by the members of Roberts Holdings. See "The Roberts Merger--Loan and Services Agreements." Roberts intends to rely on the Alamosa credit extension and the DLJ credit facility to meet its current operational and capital procurement requirements. Each of the agreements contemplated under the Roberts reorganization agreement and the Alamosa credit extension is subject to customary conditions to closing, and there is no guarantee that they will close on schedule, or at all.


     In connection with the entering into the Roberts reorganization agreement, Superholdings entered into a commitment letter with Citicorp North America, Salomon Smith Barney, EDC and TD Securities providing for a senior credit facility of up to $305.0 million to be made to Alamosa Holdings, LLC (i) to pay the cash portion of the merger consideration for the Roberts and WOW acquisitions, (ii) to refinance existing indebtedness under Alamosa's $175.0 million credit facility with EDC, under Roberts' $56.0 million credit facility with DLJ and under WOW's existing credit facility, (iii) to pay transaction costs and (iv) for general corporate purposes, including funding capital expenditures, subscriber acquisition and marketing costs, purchase of spectrum and working capital needs of Alamosa, Roberts and WOW. See "The Reorganization--New Credit Facility."



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     Roberts does not engage in commodity futures trading activities and does not enter into derivative financial instrument transactions for trading or other speculative purposes. Roberts also does not engage in transactions in foreign currencies that could expose it to market risk.


     Roberts is subject to some interest rate risk on its debt financing with DLJ and any future floating rate financing it may obtain. However, Roberts does not expect to have any such risks after its acquisition by Alamosa because Alamosa will be required to payoff the DLJ credit facility at that time and any future financing that is required will be obtained through Alamosa.


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               INFORMATION ABOUT WASHINGTON OREGON WIRELESS, LLC


     References in this proxy statement-prospectus to WOW as a provider of wireless personal communications services or similar phrases generally refer to WOW's building, owning and managing its portion of the Sprint PCS network pursuant to WOW's affiliation agreements with Sprint PCS. Sprint PCS holds the spectrum licenses and controls the network through its agreements with WOW.


GENERAL

     WOW is a limited liability company formed and owned by 17 Northwest-based incumbent rural telephone service providers plus an electric utility cooperative and several private investors connected with the wireless industry. WOW is the exclusive Sprint PCS affiliate in a territory comprised of significant portions of Washington and Oregon. Under long-term agreements with Sprint PCS, WOW will market PCS services under the Sprint and Sprint PCS brand names. WOW plans to build its network in an attempt to meet or exceed the standards for technical and service quality established by Sprint PCS. WOW will utilize Sprint PCS' back office services to handle customer activation, billing and customer care. WOW expects to benefit from Sprint PCS's national advertising campaigns and to have access to major national retailers for distribution of equipment under existing Sprint PCS contracts. WOW also expects to receive technical and marketing support from Sprint PCS as well as substantial discounts through equipment purchasing contracts Sprint PCS has with Lucent Technologies, Inc. and other vendors.

     The WOW territory has a resident population of 1.5 million and covers nine basic trading areas in eastern Washington (except for Spokane), eastern Oregon and southwest Oregon, as well as portions of the Portland, Oregon basic trading area. The territory covers well-traveled corridors along Interstate 90, Interstate 94 in Washington, and Interstate 84 and Interstate 5 in Oregon. WOW believes that the markets it serves are fast-growing and diversified with a significant travel and tourism component. WOW expects to generate significant roaming revenues from visitors and travelers to its territory who will use WOW's PCS network for Sprint PCS services.

     WOW initiated discussions with Sprint PCS to provide wireless service in early 1998 and in February 1999 executed a management agreement with Sprint PCS. WOW launched Phase I of its service covering the I-90 (Washington State) and I-5 (Oregon) corridors and the surrounding population centers in September 2000 and plans to complete its coverage build-out by March 2001. As of September 2000, WOW has completed substantially all of its Phase I site construction and network interconnection, including the installation of switching equipment in the switching center. As of December 31, 2000, WOW had 9,593 subscribers, and its network covered approximately 717,500 residents.

     WOW has begun Phase II and Phase III site location surveys and securing permits and leases for tower construction and/or co-location. Tower construction is expected to be completed for Phase II and Phase III sites in the first quarter of 2001.

     WOW's investors have committed to provide nearly $33.4 million in equity and have contributed $15.3 million as of August 2000 to fund organizational costs and site location-development expenses, equipment purchases and site construction. WOW has raised another $45.0 million in debt commitments from CoBank, of which $22.6 million had been drawn as of September 30, 2000.


     WOW's principal executive office is located at 5665 SW Meadows Road, Suite 100, Lake Oswego, Oregon 97035. WOW's telephone number is (503) 431-2353.


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                 WOW'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     In February 1999, WOW entered into its affiliation agreements with Sprint PCS. As a Sprint PCS affiliate, WOW has the exclusive right to provide digital wireless personal communication services under the Sprint and Sprint PCS brand names in a network territory comprised of significant portions of the states of Washington and Oregon. WOW is responsible for building, owning and managing the segment of the Sprint PCS wireless network located in its network territory. Once operational, WOW will market wireless products and services in its network territory under the Sprint and Sprint PCS brand names and intends to offer national plans designed by Sprint PCS and specialized local plans tailored to match local market demographics. WOW will market wireless products and services through a number of distribution outlets located in its network territory, including its own Sprint PCS stores, major national distributors and third party local representatives.

     WOW has been a development stage enterprise, with very limited revenues, substantial losses and future capital requirements and an expectation of continued losses. As of September 30, 2000, operations have commenced with the first limited operations, with Phase I of WOW's network build-out becoming operational. This has included the first 76 tower sites in WOW's territory becoming operational, upon which WOW began earning roaming revenues from Sprint PCS and other wireless service providers as wireless users roamed into its segment of the Sprint PCS wireless network. In addition 6 retail stores became operational in September of 2000 and WOW began earning revenues on sales of equipment and accessories.

     Since inception, WOW has incurred substantial costs to negotiate contracts with Sprint PCS, to obtain debt financing, to raise equity funds, to engineer its wireless system, to develop its business infrastructure and distribution channels and to begin the build-out of its segment of the Sprint PCS wireless network. As of September 30, 2000, WOW's accumulated deficit was $8.3 million. Through September 30, 2000, WOW had incurred $33.6 million of capital expenditures and construction in progress related to the build-out of its segment of the Sprint PCS wireless network. While management anticipates that operating losses will continue, WOW expects revenue to increase as it begins adding Sprint PCS subscribers in its network territory and as more tower sites are completed to increase the amount of roaming activity through its network territory.

     WOW launched limited Sprint PCS service in its first market near Spokane, Washington in May 2000 and has since commenced service in seven additional markets: Kennewick-Pasco-Richland, Walla Walla, Wenatchee and Yakima, Washington, and Medford-Grants Pass, Klamath Falls and Roseburg, Oregon. Additional markets are expected to become operational in 2001. Upon completion, the WOW wireless network systems are expected to offer Sprint PCS wireless services to approximately 1.2 million residents out of approximately 1.5 million total residents in the WOW network territory. As of September 30, 2000, there were 1,157 Sprint PCS subscribers based in WOW's network territory.


     As operations commence, WOW will recognize 100% of the subscription revenues from Sprint PCS subscribers based in its network territory, proceeds from the sales of handsets and accessories and roaming fees from Sprint PCS and other wireless service providers when their customers roam onto WOW's segment of the Sprint PCS wireless network. Based on WOW's affiliation agreements with Sprint PCS, Sprint PCS will retain 8% of all collected subscription revenue from Sprint PCS subscribers based in WOW's network territory and 8% of all fees collected from wireless service providers (other than Sprint PCS) when their subscribers roam into WOW's segment of the Sprint PCS wireless network. WOW will report the amounts retained by Sprint PCS as an operating expense.

     Pursuant to WOW's affiliation agreements with Sprint PCS, WOW has elected to have Sprint PCS provide back office services such as customer activation, handset logistics, billing, customer service and network monitoring services to take advantage of Sprint PCS's economies of scale, to accelerate WOW's build-out and market launches and to lower its initial capital requirements. The cost for these services will primarily be calculated on a per-subscriber and per-transaction basis and will be recorded as an operating expense.

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     For more information concerning the affiliation agreements between WOW and
Sprint, see "Affiliation Agreements with Sprint PCS."


REGULATORY DEVELOPMENTS

     See "Regulatory Environment--Regulation of the Wireless Telecommunications Industry" for a discussion of regulatory developments that could have a future impact on WOW.


SEASONALITY

     WOW's business is subject to seasonality as the digital wireless communication industry is heavily dependent on fourth quarter sales. Among other things, the industry relies on significant increases in new subscribers and handset sales in the fourth quarter compared to the other three fiscal quarters. A number of factors contribute to these trends, including:

     o the increasing use of retail distribution, which is dependent upon the year-end holiday shopping season;

     o the timing of new product and service announcements and introductions;

     o    competitive pricing pressures; and

     o    aggressive marketing and promotions.



RESULTS OF OPERATIONS--FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 1999

     Operating activity for the quarter and nine months ended September 30, 2000 were mainly directed toward the development and start-up of the business infrastructure. Operations commenced late in the quarter ended September 30, 2000 with the first phase of the network build-out and six retail stores becoming operational. Operating activity for the quarter and nine months ended September 30, 1999 were directed toward the development and start-up of the of business infrastructure. Because of this very limited time of operations for the quarter and nine months ended September 30, 1999, comparisons with the same period of 2000 may not be meaningful.

     NET LOSS. Our net loss for the quarter ended September 30, 2000 was $4,186,588 compared to our net loss of $168,470 for the quarter ended September 30, 1999. Our net loss for the nine months ended September 30, 2000 was $7,236,317 compared to our net loss of $441,509 for the nine months ended September 30, 1999. The increase in the losses incurred in the quarter and nine months ended September 30, 2000 reflect the significantly increased activity in bringing the Phase I tower sites and retail stores operational.

     SERVICE REVENUES. WOW's first 8 tower sites became operational in May of 2000 and an additional 68 tower sites were added in the quarter ended September 30, 2000. Service revenues during the quarter and nine months ended September 30, 2000 in the amounts of $322,050 and $358,855, respectively, were composed of roaming revenue. Subscriber revenue consists of payments received from Sprint PCS subscribers based in our territory for monthly Sprint PCS service in our territory under a variety of service plans. These plans generally reflect the terms of national plans offered by Sprint PCS and are issued on a month-to-month basis. We receive Sprint PCS roaming revenue at a per minute rate from Sprint PCS or another Sprint PCS affiliate when Sprint PCS subscribers based outside of our territory use our portion of the Sprint PCS network.

     Non-Sprint PCS roaming revenue primarily consists of fees collected from Sprint PCS customers based in our territory when they roam on non-Sprint PCS networks. These fees are based on rates specified in the customers' contracts. However, it is possible that in some cases these fees may be less than the amount we must pay to other wireless service providers that provide service to Sprint PCS customers based in our territory. Non-Sprint PCS roaming revenue also includes payments from wireless service providers, other than Sprint PCS, when those providers' customers roam on our portion of the Sprint PCS network.



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     PRODUCT SALES. 100% of the revenue from the sale through our retail stores
(including sales to local indirects) of handsets and accessories, net of an allowance for returns, are recorded as product sales. Product sales during the quarter ended September 30, 2000 totaled $110,722. For the nine months ended September 30, 2000, product sales totaled $110,722. WOW had no product sales for the quarter and nine months ended September 30, 1999. Sprint PCS's handset return policy allows customers to return their handsets for a full refund within 14 days of purchase. When handsets are returned to us, we may be able to reissue the handsets to customers at little additional cost to us. However, when handsets are returned to Sprint PCS for refurbishing, we receive a credit from Sprint PCS, which is less than the amount we originally paid for the handset.

     Total expenses were $4,276,362 during the quarter ended September 30, 2000, compared to $170,133 for the quarter ended September 30, 1999. Total expenses for the nine months ended September 30, 2000 amounted to $7,436,128, compared to $443,172 for the nine months ended September 30, 1999. The increase in expenses relates to substantial increases in the cost of products sold, operations expenses (such as lease of circuits for backhaul and tower site expenses), sales and marketing expenses, and general and administrative expenses (such as human resource, legal and other professional services and office and retail space) incurred in the quarter and nine months ended September 30, 2000. We were working toward bringing 68 more tower sites and six retail stores operational in September 2000. As such, higher operating expenses in 2000, especially the third quarter of 2000, reflect significantly increased activity as we approached operational readiness.

     COST OF SERVICE AND OPERATIONS. Expenses totaling $1,669,608 during the quarter ended September 30, 2000 related to providing wireless services to customers. These expenses totaled $64,450 for the quarter ended September 30, 1999. For the nine months ended September 30, 2000 and 1999, these expenses totaled $2,859,005 and $238,168, respectively. Among these costs are the cost of operations, fees related to data transfer via T-1 and other transport lines, inter-connection fees, Sprint PCS roaming fees, non-Sprint PCS roaming fees and other expenses related to operations. We pay Sprint PCS roaming fees when Sprint PCS subscribers based in our territory use the Sprint PCS network outside of our territory. Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS can change this per minute rate. We pay non-Sprint PCS roaming fees to other wireless service providers when Sprint PCS customers based in our territory use their network.

     COST OF PRODUCTS SOLD. The cost of products sold totaled $217,928 during the quarter ended September 30, 2000. The cost of products sold totaled $217,928 for the nine months ended September 30, 2000. WOW had no cost of products sold for the quarter and nine months ended September 30, 1999. These amounts include the total cost of accessories and handsets sold through our retail stores (including local indirects). The cost of handsets exceeds the retail sales price because we subsidize the price of handsets for competitive reasons.

     SELLING AND MARKETING. Selling and marketing expenses totaled $968,630 during the quarter ended September 30, 2000. For the nine months ended September 30, 2000, selling and marketing expenses totaled $1,166,865. WOW had no selling and marketing expenses for the quarter and nine months ended September 30, 1999. Sales and marketing expenses include advertising expenses, promotion costs, sales commissions and expenses related to our distribution channels and handset subsidy paid to Sprint PCS for customers based in our territory that purchase handsets through Sprint PCS or its national retailers.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include corporate costs and expenses other than those related to Cost of Operations and Selling and Marketing. These expenses totaled $995,893 for the quarter ended September 30, 2000 and $105,683 for the quarter ended September 30, 1999. For the nine months ended September 30, 2000 and September 30, 1999, these expenses amounted to $2,706,217 and $205,004, respectively. During the nine months ended September 30, 1999, we incurred significant general and administrative expenses related to the development of our system. Virtually all of these expenses related to the start-up of the business and were expensed according to American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."



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


     NON-CASH COMPENSATION EXPENSE. Non-cash compensation expense totaled $19,000 for the quarter ended September 30, 2000 and consisted of grants under WOW's value appreciation plan. For employees and non-employee directors, this expense was determined using the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and was based on the estimated intrinsic value of the options at the measurement date. The estimated intrinsic value represents the excess of the estimated fair value over the exercise price of the option. For other non-employees, this expense was determined using provisions of SFAS No. 12, "Accounting for Stock Based Compensation." Total non-cash compensation expense recognized for the nine months ended September 30, 2000 was $50,000. WOW had no non-cash compensation expense for the quarter and nine months ended September 30, 1999.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization during the quarter ended September 30, 2000 totaled $424,303. For the nine months ended September 30, 2000, depreciation and amortization expenses totaled $486,113. WOW had no depreciation or amortization for the quarter and nine months ended September 30, 1999. WOW incurred amortization of deferred loan costs of $87,044 for the nine months ended September 30, 2000. Of the total amortization expenses, $36,516 was capitalized as part of the cost of construction. Depreciation is calculated using the straight-line method over the useful life of the asset. For this quarter and the nine months ended September 30, 2000 depreciation is being calculated on office equipment (5-year life) and leasehold improvements and amortization is being taken on deferred financing costs. WOW will begin to depreciate the assets for each market only after it successfully launches that market.

     RELATED PARTY EXPENSES. Related party expenses totaled $105,358 for the quarter ended September 30, 2000 and $84,859 for the quarter ended September 30, 1999. Related party expense totaled $231,872 and $215,319 for the nine month periods ended September 30, 2000 and 1999, respectively. In addition $750,000 of capital acquisition costs were paid to a member for assistance in obtaining equity financing. These costs have been offset to members' contributions. These expenses were primarily comprised of management and administrative services, and other professional consulting, expenses paid to members of WOW or organizations affiliated with members of WOW for assistance in obtaining debt and equity financing as well as related to the proposed merger.

     INTEREST AND OTHER INCOME. Interest and other income totaled $40,313 during the quarter ended September 30, 2000 and $113,545 for the nine months ended September 30, 2000. Interest and other income for the quarter and nine months ended September 30, 1999 was $1,663 and $1,663, respectively. Interest and other income generally have been generated from the investment of equity and loan proceeds held in liquid accounts waiting to be deployed.

     INTEREST EXPENSE. Interest expense totaled $735,538 for the quarter ended September 30, 2000. For the nine months ended September 30, 2000, interest expense totaled $972,550, incuding $87,044 of amortization of deferred financing costs, of which $589,239 has been capitalized and $383,311 expensed. WOW had no interest expense for the quarter and nine months ended September 30, 1999. Interest expense in 2000 is primarily due to the accretion of interest related to the Senior Secured Notes.


RESULTS OF OPERATIONS--FOR THE YEAR ENDED DECEMBER 31, 1999

     Operating activities for the year ended December 31, 1999 continued to be directed toward the development of WOW's business infrastructure, including the design of its wireless network and executing its build-out plan. During February 1999, WOW entered into affiliation agreements with Sprint PCS that permit WOW to operate as the exclusive affiliate of Sprint PCS in a network territory comprised of significant portions of the states of Washington and Oregon. WOW had no markets in operation during 1999, and therefore no service revenues, product sales or related costs associated with services or products are reflected in the results of operations for the year ended December 31, 1999. WOW's net loss for the period was $980,141, which was comprised mainly of general and administrative expenses.


     Expenses for the period ended December 31, 1999 in the amount of $987,133 were comprised primarily of legal and other professional services of $714,847 that related to management consulting and the development of the WOW business systems. In addition, $131,203 of human resource costs were incurred that related to the anticipated launch of WOW's wireless network operations in 2000. Virtually all general and administrative expenses during the year ended December 31, 1999 related to start-up expenses and were expensed in accordance with American Institute of Certified Public Accountants Statement of Position 98-5.

RESULTS OF OPERATIONS--FOR THE PERIOD JULY 8, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998


     From July 8, 1998 (inception) through December 31, 1998, WOW's operating activities were directed toward establishing and developing its business infrastructure. Financial results for the 1998 period reflect no service revenues, product sales or related costs associated with services or products. WOW's net loss for the period was $45,476, which was principally comprised of general and administrative expenses and limited other income of $14,750. Expenses for the period in the amount $60,226 were comprised of legal and other professional services related to the start-up of WOW's business and development of alternative business strategies. These start-up costs have been expensed in accordance with American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." Other income in the amount of $14,750 was attributable to interest earned on cash and investments and contributions made by organizations who declined membership.


INCOME TAXES


     As an Oregon limited liability company, WOW is not a taxpaying entity for federal income tax purposes and thus no income tax expense or benefits has been recorded in the quarter and nine months ended September 30, 2000 and 1999.


LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, WOW has financed its operations through capital contributions from its members and through debt financing. WOW has a $45,000,000 senior revolving credit facility with CoBank of which $22,960,318 has been drawn as of September 30, 2000.

     The terms of the CoBank credit facility provide for a choice by WOW between a base rate (the higher of the prime rate or the sum of the Federal Funds Rate plus 0.50%) or LIBOR, plus an applicable margin. The current applicable base rate margin is 2.25% and the applicable LIBOR margin is 3.25%. Each LIBOR loan may be obtained for periods of one, two, three or six months. Interest payments are due the last day of each calendar quarter for Base Rate loans and the last day of each applicable interest period (but not longer than three months from the commencement of such interest period) for LIBOR loans.

     The terms of the CoBank credit facility call for minimum quarterly reductions in the commitment of $45,000,000 commencing March 31, 2003 as follows:

               DATES OF REDUCTION                  QUARTERLY AMOUNT OF REDUCTION
-----------------------------------------------   ------------------------------
         June 30, 2003 through March 3l, 2005               $1,687,500
         June 30, 2005 through March 31, 2006               $2,250,000
         June 30, 2006 through March 31, 2008               $2,812,500


     The CoBank credit facility also contains provisions that require mandatory repayments to be made if certain circumstances occur, including the retention of defined excess cash flow, the receipt of insurance proceeds, the issuance of additional equity, additional debt incurrence, significant asset dispositions and a change in control of WOW.

     Net cash used in operating activities was $7,654,461 for the nine months ended September 30, 2000, and net cash provided from operating activities was $19,995 for the nine months ended September 30, 1999. Net cash used in operating activities amounted to $854,158 and $28,921 for the year ended December 31, 1999 and from July 8, 1998 (inception) to December 31, 1998, respectively. The cash used for operating activities was primarily attributable to operating losses and working capital needs.

     Net cash used in investing activities was $22,935,839 and $2,034,455 for the nine months ended September 30, 2000 and 1999, respectively. The cash used for the nine months ended September 30, 2000 related primarily to purchasing office equipment, constructing leasehold improvements, constructing the WOW segment of the Sprint PCS wireless network and loan financing costs of $1,616,896. The cash used for the nine months ended September 30, 1999 was related to constructing the WOW segment of the Sprint PCS wireless network and purchasing office equipment. Net cash used in investing activities for the year ended December 31, 1999 amounted to $2,249,596 and was primarily related to the construction of the WOW segment of the Sprint PCS wireless network and the purchase of office equipment. There were no cash flows from investing activities for the period from July 8, 1998 (inception) to December 31, 1998.

     Net cash provided by financing activities for the nine months ended September 30, 2000 was $32,114,071, consisting of member contributions of $11,520,649, capital acquisition costs of $750,000 and proceeds of $22,960,318 from the CoBank credit facility. Net cash provided by financing activities for the nine months ended September 30, 1999 was $2,581,540 which was attributable to member contributions. Net cash provided by financing activities for the year ended December 31, 1999 and the period from July 8, 1998 (inception) to December 31, 1998 totaled $3,696,120 and $33,000, respectively, resulted solely from member contributions.

     As of September 30, 2000, the primary sources of liquidity for WOW were approximately $2,120,000 of cash, approximately $22.0 million of unused capacity under the CoBank credit facility, and approximately $18.0 million of subscribed (but unpaid) capital from WOW Holdings members.


     The management of WOW currently believes that WOW has sufficient funds available through cash, available borrowings and subscribed capital to complete the current build-out plan and to fund working capital losses through 2001. Actual amounts of funds required to build out the WOW segment of the Sprint PCS wireless network and to fund operating losses and working capital needs may vary materially from estimates, and additional funds may be necessary.


     Under the terms of the WOW reorganization agreement, Alamosa Operations has agreed to extend credit to WOW and the members of WOW Holdings in order for the capital contribution requirements of the CoBank credit facility to be met without requiring the contribution of such amounts by the members of WOW Holdings. See "The WOW Merger--Loan and Services Agreements." WOW intends to rely on the Alamosa Operations credit extension and the CoBank credit facility to meet its current operational and capital procurement requirements.

     In connection with the entering into the WOW reorganization agreement, Superholdings entered into a commitment letter with Citicorp North America, Salomon Smith Barney, EDC, First Union National Bank and TD Securities providing for a senior credit facility of up to $305.0 million to be made to Alamosa Holdings, LLC (i) to pay the cash portion of the merger consideration for the Roberts and WOW acquisitions, (ii) to refinance existing indebtedness under Alamosa's $175.0 million credit facility with EDC, under WOW's credit facility with CoBank and under Roberts' existing credit facility, (iii) to pay transaction costs and (iv) for general corporate purposes, including funding capital expenditures, subscriber acquisition and marketing costs, purchase of spectrum and working capital needs of Alamosa, Roberts and WOW. See "The Reorganization--New Credit Facility."

INFLATION

     The management of WOW currently believes that inflation has not had, and is not likely to have, a material adverse effect on WOW's results of operations.

EFFECT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The management of WOW does not believe that any recently issued accounting pronouncements will have a material impact on WOW's financial position, results of operations or cash flows, other than as noted in the above analysis.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     WOW does not engage in commodity futures trading activities and does not enter into derivative financial instrument transactions for trading or other speculative purposes. WOW also does not engage in transactions in foreign currencies that could expose it to market risk.

     WOW is subject to some interest rate risk on its debt financing with CoBank and any future floating rate financing it may obtain.

     The following table presents the estimated future outstanding long-term debt at the end of each year and future required annual principal balances for each year then ended associated with the CoBank credit facility based on its projected levels of long-term indebtedness.


                                                      YEAR ENDING DECEMBER 31,
                                 ------------------------------------------------------------------
                                    2000       2001       2002       2003       2004     THEREAFTER
                                 ---------- ---------- ---------- ---------- ---------- -----------
                                                       (DOLLARS IN MILLIONS)
CoBank credit facility:
 Indebtedness (1) ..............  $ 27.4     $ 45.0     $ 45.0     $ 39.9     $ 33.2      $   --
 Average interest rate .........    9.94%      9.94%      9.94%      9.94%      9.94%         --
 Principal payments ............      --         --         --     $  5.1     $  6.8      $ 33.2

----------
(1) The amounts represent estimated year-end balances under the CoBank credit facility based on a projection of the funds borrowed under that facility pursuant to WOW's current plan of network build-out.


     WOW's primary market risk exposure relates to:


     o    the interest rate risk on long-term borrowings; and



     o the related impact on WOW's ability to meet interest expense requirements and financial covenants.


     The carrying value of the financial instruments approximates fair value.

     As a condition to the CoBank credit facility, WOW must maintain one or more interest rate protection agreements in an amount equal to at least 50% of the principal amounts of loans outstanding. WOW does not hold or issue financial or derivative financial instruments for trading or speculative purposes. While WOW cannot predict its ability to refinance existing debt or the impact that interest rate movements will have on its existing debt, WOW continues to evaluate its financial position on an ongoing basis.

                    AFFILIATION AGREEMENTS WITH SPRINT PCS

     As used herein, the term "Sprint network partners" refers to each of Alamosa, Roberts and WOW.

     The Sprint network partners have each entered into four major affiliation agreements with Sprint and Sprint PCS:

     o    a management agreement;

     o    a services agreement; and

     o two trademark and service mark license agreements with different Sprint entities.

     We refer to these agreements as the "Alamosa affiliation agreements," the "Roberts affiliation agreements," and the "WOW affiliation agreements," respectively, and together, the "affiliation agreements."

     Alamosa entered into one set of these agreements with Sprint and Sprint PCS for Alamosa's territory in the southwestern part of the United States and another set of these agreements for Alamosa's territory in Wisconsin. Unless otherwise indicated below, the description of the Alamosa affiliation agreements applies to the affiliation agreements for both of Alamosa's territories.


     Under the affiliation agreements with Sprint PCS, the Sprint network partners have the exclusive right to provide wireless personal communications services under the Sprint and Sprint PCS brand names in their territory. Sprint PCS holds the spectrum licenses and controls the network through its agreements with the Sprint network partners. The affiliation agreements with Sprint PCS require the Sprint network partners to interface with the Sprint PCS wireless network by building their portion of the Sprint PCS network to operate on the 10, 20 or 30 MHZ of wireless personal communications services frequencies licensed to Sprint PCS in the 1900 MHZ range.

     The following is a description of the material terms and provisions of the affiliation agreements and the two Alamosa consents and agreements with Sprint PCS and Nortel, which Nortel assigned to EDC, that modify the Alamosa management agreement for the benefit of EDC, as administrative agent, and the future holders of the EDC credit facility. See "--Consents and Agreements for the Benefit of the Lenders to the Sprint Network Partners." Each of CoBank and DLJ, as administrative agents under WOW's and Roberts' credit facilities, respectively, has entered into a similar consent and agreement with Sprint PCS that modifies each of WOW's and Roberts' management agreements. The terms and provisions of these consents and agreements are substantially similar to those contained in the consents and agreements between Sprint PCS and EDC.



THE MANAGEMENT AGREEMENTS

     The Sprint network partners have each entered into a management agreement with Sprint and Sprint PCS. We refer to these agreements as the "Alamosa management agreement," the "Roberts management agreement," and the "WOW management agreement," respectively, and together, the "management agreements."


     Under its management agreement with Sprint PCS, each of the Sprint network partners has agreed to:

     o own, construct and manage a wireless personal communications services network in its territory in compliance with FCC license requirements and other technical requirements contained in its management agreement;

     o    distribute Sprint PCS products and services;

     o    use Sprint PCS's and its own distribution channels in its territory;

     o    conduct advertising and promotion activities in its territory; and

     o manage that portion of Sprint PCS's customer base assigned to its territory.

     Sprint PCS will supervise the Sprint network partners' wireless personal communications services network operations and has the right to unconditional access to their portions of the Sprint PCS network, including the right to test and monitor any of their facilities and equipment.

     EXCLUSIVITY. Each of the Sprint network partners is designated as the only person or entity that can manage or operate a wireless personal communications services network for Sprint PCS in its territory. Sprint PCS is prohibited from owning, operating, building or managing another wireless communications network in any Sprint network partner's territory while the management agreement with such Sprint network partner is in place and no event has occurred that would permit such agreement to terminate. Sprint PCS is permitted to make national sales to companies in the Sprint network partners' territory and, as required by the FCC, to permit resale of the Sprint PCS products and services in their territory. The management agreements prohibit the Sprint network partners from interfering with others who resell Sprint PCS products and services in their territory.


     If Sprint PCS decides to expand the geographic size of any Sprint network partner's build-out within its territory, Sprint PCS must provide such Sprint network partner with written notice of the proposed expansion.

     Under each of Alamosa's and Roberts' management agreements, each of Alamosa and Roberts has a 90-day right of first refusal to build out the proposed expansion area. If such network partner chooses not to build out the proposed area, then Sprint PCS may build out the area itself or allow another Sprint PCS network partner to do so.

     Under the WOW management agreement, WOW has agreed to build out any proposed expansion area. Sprint PCS has agreed not to require any new coverage during the first two years of the WOW management agreement or to require coverage that exceeds the capacity and footprint parameters that Sprint PCS has adopted for all its comparable markets. The WOW management agreement also contains a mechanism for WOW to appeal to Sprint PCS if the build-out is not economically advantageous for WOW. If WOW fails to build out the proposed expansion area, Sprint PCS has the termination rights described below under "--Termination of Management Agreements."

     NETWORK BUILD-OUT. Each of the management agreements specifies the terms of the Sprint PCS affiliation, including the required network build-out plan. Each of the Sprint network partners has agreed to cover a specified percentage of the population within each of the markets which make up its territory by specified dates. Alamosa's and WOW's current build-out plans will satisfy the network build-out requirements set forth in their respective management agreements.

     Pursuant to the Roberts management agreement, Roberts has agreed to pay certain penalties to Sprint PCS if Roberts fails to timely achieve "hard launch" or full build-out coverage of the Springfield, Joplin, Cape Girardeau, Rolla, Poplar Bluff, Carbondale, Quincy, Hannibal and Kirksville markets by specific dates that range from October 27, 2000 to December 1, 2000. Pursuant to the Roberts reorganization agreement, Superholdings has agreed that at the closing of the Roberts merger, it will make payments to Sprint PCS in an aggregate amount that ranges from one-fourth to 100% of any penalties owed by Roberts to Sprint PCS depending upon the length of Roberts' delay in achieving hard-launch or full build-out for any such markets. Such payments must be made either in cash or in the form of shares of Superholdings common stock at Sprint's option.

     The calculation of penalties is based on the identity of the market, the delay in achieving "hard launch" or full build-out coverage, the "entire business value" of Roberts, and the price of Superholdings common stock. In addition, if any of the Springfield, Joplin or Cape Girardeau markets do not achieve "hard launch" or full build-out coverage by the dates set forth in the Roberts management agreement, penalties will accrue for each market until all three markets achieve "hard launch" or full build-out coverage. All other markets have a separate penalty amount, calculated in part on the priority level assigned by Sprint PCS to that market and the total covered POPs of such market, in addition to the factors mentioned above.

     With respect to each of these markets for which the target dates have passed, Roberts either has met the "hard launch" and full build-out requirements or has been granted an extension by Sprint PCS under a "force majeure" exception. All markets not currently in service are expected to be operational by the end of January 2001.

     If Roberts does not achieve "hard launch" or full build-out coverage, as applicable, in any of its markets within 90 days past the target date set forth in Roberts management agreement and has not received a waiver or exception from Sprint with respect to such market, Roberts will be considered to have breached a material term of the Roberts management agreement, and Sprint PCS will have the right to declare an event of termination under the Roberts management agreement. See "--Termination of Management Agreements."


     "Hard launch" means, for each market, that:

     o Roberts has met all Sprint PCS standards and program requirements for operational and network readiness;

     o Roberts has handset inventory, training completed and point-of-sale materials from Sprint PCS, Sprint PCS national third party and local third party retail outlets in the minimum launch footprint to meet reasonably expected subscriber demand;

     o Roberts markets and sells Sprint PCS products and services through mass advertising;

     o the minimum launch coverage footprint with respect to such market is complete; and

     o    Roberts has met all Sprint PCS "soft launch" criteria, which means:

     o systems are up and functioning, stores are operational and open, and activations can occur;

     o soft launch typically occurs one week after network ready date, and one week before "hard launch";

     o activations of friendly accounts may occur, but any store traffic is strictly unsolicited; and

     o launch-related hiring and training should be completed prior to "soft launch."

     If technically feasible and commercially reasonable, the Sprint network partners have agreed to provide for a seamless handoff of a call initiated in their territory to a neighboring Sprint PCS network. The management agreements require the Sprint network partners to reimburse Sprint PCS one-half of the microwave clearing costs for their territory.


     PRODUCTS AND SERVICES. The management agreements identify the products and services that the Sprint network partners can offer in their territory. These services include, but are not limited to, Sprint PCS consumer and business products and services available as of the date of such agreement, or as modified by Sprint PCS. The Sprint network partners are allowed to sell wireless products and services that are not Sprint PCS products and services if those additional products and services do not cause distribution channel conflicts or, in Sprint PCS's sole determination, consumer confusion with Sprint PCS's products and services. The Sprint network partners also cannot sell non-Sprint PCS products and services if it would hamper their build-out of the network. Under the Alamosa Wisconsin management agreement, if Sprint PCS begins to offer nationally a product or service that Alamosa already offers, then that product or service will be considered to be a Sprint PCS product or service.


     The Sprint network partners may also sell services such as specified types of long distance service, Internet access, handsets, and prepaid phone cards with Sprint, Sprint PCS and other Sprint network partners. If the Sprint network partners decide to use third parties to provide these services, they must give Sprint PCS an opportunity to provide the services on the same terms and conditions. The Sprint network partners cannot offer wireless local loop services specifically designed for the competitive local exchange market in areas where Sprint owns the local exchange carrier unless they name the Sprint-owned local exchange carrier as the exclusive distributor or Sprint PCS approves the terms and conditions. Sprint does not own the local exchange carrier in a majority of the markets in the Sprint network partners' territory.

     NATIONAL SALES PROGRAMS. The Sprint network partners must participate in the Sprint PCS sales programs for national sales to customers, and will pay the expenses and receive the compensation from Sprint PCS sales to national accounts located in their respective territories. The Sprint network partners must use Sprint's long distance service, which they can buy at the best prices offered to comparably situated Sprint customers.

     SERVICE PRICING, ROAMING AND FEES. The Sprint network partners must offer Sprint PCS subscriber pricing plans designated for regional or national offerings, including Sprint PCS's "Free and Clear" plans. The Sprint network partners are permitted to establish their own local price plans for Sprint PCS's products and services offered only in their respective territories, subject to Sprint PCS's approval. Each Sprint network partner is entitled to receive a weekly fee from Sprint PCS equal to 92% of "collected revenues" for all obligations under its management agreement, adjusted by the cost of customer services provided to such Sprint network partner by Sprint PCS. "Collected revenues" include revenue from Sprint PCS subscribers based in such Sprint network partner's territory and inbound non-Sprint PCS roaming. Sprint PCS will retain 8% of the collected revenues. Outbound non-Sprint PCS roaming revenue, inbound and outbound Sprint PCS roaming fees, proceeds from the sales of handsets and accessories, proceeds from sales not in the ordinary course of business, amounts collected with respect to taxes and, for Alamosa's Wisconsin territory only, proceeds from sales of Alamosa's products and services, are not considered collected revenues. Except in the case of taxes, each Sprint network partner will retain 100% of these revenues. Many Sprint PCS subscribers purchase bundled pricing plans that allow Sprint PCS roaming anywhere on the Sprint PCS network without incremental Sprint PCS roaming charges. However, each Sprint network partner will earn Sprint PCS roaming revenue for every minute that a Sprint PCS subscriber from outside its territory enters its territory and uses its services. Each Sprint network partner will earn revenue from Sprint PCS based on a per minute rate established by Sprint PCS when Sprint PCS's or its affiliates' subscribers roam on the Sprint network partner's portion of the Sprint PCS network. Similarly, each Sprint network partner will pay the same rate for every minute Sprint PCS subscribers who are based in its territory use the Sprint PCS network outside its territory. The analog roaming rate onto a non-Sprint PCS provider's network is set under Sprint PCS's third party roaming agreements.

     VENDOR PURCHASE AGREEMENTS. The Sprint network partners may participate in discounted volume- based pricing on wireless-related products and warranties Sprint PCS receives from its vendors. Sprint PCS will use commercially reasonable efforts to obtain for the Sprint network partners the same prices as Sprint PCS receives from its vendors.

     ADVERTISING AND PROMOTIONS. Sprint PCS uses national as well as regional television, radio, print, outdoor and other advertising campaigns to promote its products. The Sprint network partners benefit from the national advertising at no additional cost to them. In addition to Sprint PCS's national advertising campaigns, the Sprint network partners advertise and promote Sprint PCS products and services on a local level in their markets at their cost. The Sprint network partners have the right to use any promotion or advertising materials developed by Sprint PCS and only have to pay the incremental cost of using those materials, such as the cost of local radio and television advertisement placements and incremental printing costs. Sprint PCS also runs numerous promotional campaigns which provide customers with benefits such as additional features at the same rate or free minutes of use for limited time periods. Each Sprint network partner offers these promotional campaigns to potential customers in its territory.

     PROGRAM REQUIREMENTS. The Sprint network partners must comply with Sprint PCS's program requirements for technical standards, customer service standards, roaming coverage and national and regional distribution and national accounts programs. Sprint PCS can adjust the program requirements at any time. Each Sprint network partner has the right to appeal to the management of Sprint PCS if adjustments to program requirements will:

     o cause such Sprint network partner to incur a cost exceeding 5% of the sum of its stockholders' equity plus its outstanding long term debt; or

     o cause such Sprint network partner's operating expenses on a per-unit basis using a ten year time frame to increase by more than 10% on a net present value basis.

     If Sprint PCS denies such Sprint network partner's appeal and such Sprint network partner fails to comply with the program adjustment, Sprint PCS has the termination rights described below under "--Termination of Management Agreements."

     Under the Alamosa management agreement, Sprint PCS has agreed that it will use commercial reasonableness to adjust the Sprint PCS retail store and customer service requirements for cities located within Alamosa's territory that have a population of less than 100,000.

     NON-COMPETITION. No Sprint network partner may offer Sprint PCS products and services outside its territory without the prior written approval of Sprint PCS. Each Sprint network partner may offer, market or promote telecommunications products and services within its territory only under the Sprint PCS brands, its own brand, brands of related parties of the Sprint network partners or other products and services approved under the management agreements, except that no brand of a significant competitor of Sprint PCS or its related parties may be used for those products and services. To the extent any Sprint network partner has or will obtain licenses to provide wireless personal communications services outside its territory, such Sprint network partner may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint PCS.


     INABILITY TO USE NON-SPRINT PCS BRAND. The Sprint network partners may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products and services on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers or as otherwise permitted under the trademark and service mark license agreements.

     TRANSFER OF SPRINT PCS NETWORK. Sprint PCS can sell, transfer or assign its wireless personal communications services network to a third party if the third party agrees to be bound by the terms of the management agreements and the services agreements.

     CHANGE IN CONTROL. Sprint PCS must approve a change in control of any of the Sprint network partners, but this consent cannot be unreasonably withheld.

     RIGHTS OF FIRST REFUSAL. Sprint PCS has rights of first refusal, without further stockholder approval, to buy each Sprint network partner's assets upon a proposed sale of all or substantially all of such Sprint network partner's assets used in the operation of such Sprint network partner's portion of the Sprint PCS network.


     TERM. Each management agreement has an initial term of 20 years with three 10-year renewal options, which would lengthen each management agreement to a total term of 50 years. The three 10-year renewal terms automatically occur unless either the Sprint network partner or Sprint PCS provide the other with two years prior written notice to terminate the agreement or unless the Sprint network partner is in material default of its obligations under such agreement.


     TERMINATION OF MANAGEMENT AGREEMENTS. Each management agreement can be terminated as a result of the following events:

    o  termination of Sprint PCS's spectrum licenses;


    o  an uncured breach under such management agreement;


    o  bankruptcy of a party to such management agreement;


    o such management agreement not complying with any applicable law in any material respect; or


    o the termination of either of the trademark and service mark license agreements with the Sprint network partner which is a party to such management agreement.



     The termination or non-renewal of a management agreement triggers some of the rights of the Sprint network partner that is a party to such agreement and some of the rights of Sprint PCS. The right of either party to a management agreement to require the other party to purchase or sell the operating assets of the Sprint network partner that is a party to such agreement is discussed below.



     If any Sprint network partner has the right to terminate its management agreement because of an event of termination caused by Sprint PCS, generally such Sprint network partner may:


     o require Sprint PCS to purchase all of its operating assets used in connection with its portion of the Sprint PCS network for an amount equal to at least 80% of its "entire business value" as defined below;

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     o    in all areas in its territory where Sprint PCS is the licensee for 20
          MHZ or more of the spectrum on the date it terminates such management agreement, require Sprint PCS to assign to it, subject to governmental approval, up to 10 MHZ of licensed spectrum for an amount equal to the greater of either the original cost to Sprint PCS of the license plus any microwave clearing costs paid by Sprint PCS or 9% of its "entire business value"; or


     o choose not to terminate such management agreement and sue Sprint PCS for damages or submit the matter to arbitration.


     If Sprint PCS has the right to terminate any management agreement because of an event of termination caused by the Sprint network partner which is a party to such management agreement, generally Sprint PCS may:


     o require such Sprint network partner, without further stockholder approval, to sell its operating assets to Sprint PCS for an amount equal to 72% of such Sprint network partner's "entire business value";


     o require such Sprint network partner to purchase, subject to governmental approval, the licensed spectrum in its territory for an amount equal to the greater of either the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or 10% of such Sprint network partner's "entire business value";


     o take any action as Sprint PCS deems necessary to cure its breach of such management agreement, including assuming responsibility for, and operating, such Sprint network partner's portion of the Sprint PCS network; or


     o not terminate such management agreement and sue such Sprint network partner for damages or submit the matter to arbitration.



     Sprint PCS entered into two consents and agreements with Nortel, which Nortel assigned to EDC and which have been acknowledged by Alamosa, that modify Sprint PCS's rights and remedies under the Alamosa affiliation agreements for the benefit of EDC, as administrative agent, and the future lenders (if any) under the EDC credit facility and any refinancing thereof. The consents and agreements with EDC provide, among other things, that the Alamosa affiliation agreements generally may not be terminated by Sprint PCS until all outstanding indebtedness of Alamosa under the EDC credit facility is satisfied in full pursuant to the terms of the consents and agreements. Each of WOW's and Roberts' management agreements are subject to a similar consent and agreement between Sprint PCS, on the one hand, and the administrative agents under WOW's and Roberts' existing credit facilities, on the other hand. See "--Consents and Agreements for the Benefit of the Lenders to the Sprint Network Partners."



     NON-RENEWAL. If Sprint PCS gives any Sprint network partner timely notice that it does not intend to renew the management agreement with such Sprint network partner, such Sprint network partner may:



     o require Sprint PCS to purchase all of its operating assets used in connection with its portion of the Sprint PCS network for an amount equal to 80% of such Sprint network partner's "entire business value"; or



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     o    in all areas in such Sprint network partner's territory where Sprint
          PCS is the licensee for 20 MHZ or more of the spectrum on the date it terminates such management agreement, require Sprint PCS to assign to it, subject to governmental approval, up to 10 MHZ of licensed spectrum for an amount equal to the greater of either the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or 10% of such Sprint network partner's "entire business value."

     If any Sprint network partner gives Sprint PCS timely notice of non-renewal, or any Sprint network partner and Sprint PCS both give notice of non-renewal, or any management agreement expires with neither party giving a written notice of non-renewal, or if any management agreement can be terminated for failure to comply with legal requirements or regulatory considerations, Sprint PCS may:

     o purchase all of such Sprint network partner's operating assets, without further stockholder approval, for an amount equal to 80% of such Sprint network partner's "entire business value"; or

     o require such Sprint network partner to purchase, subject to governmental approval, the licensed spectrum in its territory for an amount equal to the greater of either the original cost to Sprint PCS of the license plus any microwave clearing costs paid by Sprint PCS or 10% of such Sprint network partner's "entire business value."


See "Risk Factors--Risks Related to the Relationships with Sprint PCS--Certain provisions of the Alamosa, Roberts and WOW affiliation agreements with Sprint PCS may diminish the value of Superholdings and restrict the sale of Superholdings' business" for a discussion of possible effects of this part of the management agreements.


     DETERMINATION OF ENTIRE BUSINESS VALUE. If the "entire business value" of any Sprint network partner is to be determined, such Sprint network partner and Sprint PCS will each select one independent appraiser and the two appraisers will select a third appraiser. The three appraisers will determine the "entire business value" of such Sprint network partner on a going concern basis using the following principles:

     o the "entire business value" is based on the price a willing buyer would pay a willing seller for the entire on-going business;

     o then-current customary means of valuing a wireless telecommunications business will be used;

     o the business is conducted under the Sprint and Sprint PCS brands and such Sprint network partner's affiliation agreements with Sprint PCS;

     o that such Sprint network partner owns the spectrum and frequencies presently owned by Sprint PCS and subject to such affiliation agreements with Sprint PCS; and

     o the valuation will not include any value for businesses not directly related to the Sprint PCS products and services, and those businesses will not be included in the sale.

     INSURANCE. Each Sprint network partner is required to obtain and maintain with financially reputable insurers who are licensed to do business in all jurisdictions where any work is performed under such Sprint network partner's management agreement and who are reasonably acceptable to Sprint PCS, workers' compensation insurance, commercial general liability insurance, business automobile insurance, umbrella excess liability insurance and "all risk" property insurance.

     INDEMNIFICATION. Each Sprint network partner has agreed to indemnify Sprint PCS and its directors, employees and agents and related parties of Sprint PCS and their directors, employees and agents against any and all claims against any of the foregoing arising from such Sprint network partner's violation of any law, a breach by such Sprint network partner of any representation, warranty or covenant contained in its management agreement or any other agreement between such Sprint network partner and Sprint PCS, such Sprint network partner's ownership of the operating assets or the actions or the failure to act of anyone employed or hired by such Sprint network partner in the performance of any work under such agreement, except such Sprint network partner will not be obligated to indemnify Sprint PCS for any


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claims arising solely from the negligence or willful misconduct of Sprint PCS.
Sprint PCS has agreed to indemnify each Sprint network partner and its directors, employees and agents against all claims against any of the foregoing arising from Sprint PCS's violation of any law and from Sprint PCS's breach of any representation, warranty or covenant contained in the management agreement with such Sprint network partner or any other agreement between Sprint PCS and such Sprint network partner, except Sprint PCS will not be obligated to indemnify such Sprint network partner for any claims arising solely from the negligence or willful misconduct of such Sprint network partner.


     DISPUTE RESOLUTION. If the parties to any management agreement cannot resolve any dispute between themselves and such management agreement does not provide a remedy, then either party to such management agreement may require that any dispute be resolved by a binding arbitration.


THE SERVICES AGREEMENTS

     Each of the Sprint network partners has entered into a services agreement with Sprint and Sprint PCS. We refer to these agreements as the "Alamosa services agreement," the "Roberts services agreement," and the "WOW services agreement," respectively, and together, the "services agreements."


     Each of the services agreements outlines various back office services provided by Sprint PCS and available to the Sprint network partners for an adjustment to the Sprint network partners' 92% fee. Sprint PCS can change the amount of adjustment for any or all of the services one time in any twelve month period. The Sprint network partners have the option to cancel a service upon notification of a fee increase, and if any Sprint network partner decides to cancel the service, then Sprint PCS, at such Sprint network partner's option, must continue to provide that service for nine months at the original price. Some of the available services include: billing, customer care, activation, credit checks, handset logistics, home locator record, voice mail, prepaid services, directory assistance, operator services, roaming fees, roaming clearinghouse fees, interconnect fees and inter-territory fees. Sprint PCS offers three packages of available services. Each package identifies which services must be purchased from Sprint PCS and which may be purchased from a vendor or provided in-house. Essentially, services such as billing, activation and customer care must all be purchased from Sprint PCS or none may be purchased from Sprint PCS. Each of the Sprint network partners has chosen to initially delegate the performance of these services to Sprint PCS, but each may develop an independent capability with respect to these services over time. Sprint PCS may contract with third parties to provide expertise and services identical or similar to those to be made available or provided to the Sprint network partners. The Sprint network partners have agreed not to use the services performed by Sprint PCS in connection with any other business or outside their territory. Each of the Sprint network partners may discontinue use of any service upon three months' prior written notice, while Sprint PCS must give nine months notice if it will no longer offer any service.


     Each Sprint network partner has agreed with Sprint PCS that each will indemnify the other party as well as the other party's affiliates and their officers, directors and employees for violations of law or its services agreement except for any liabilities resulting from the negligence or willful misconduct of the person seeking to be indemnified or its representatives. Each services agreement also provides that no party to such agreement will be liable to the other party for special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits arising from the relationship of the parties or the conduct of business under, or breach of, such services agreement except as may otherwise be required by the indemnification provisions. Each services agreement automatically terminates upon termination of the management agreement with the Sprint network partner which is a party to such services agreement, and neither party may terminate such services agreement for any reason other than the termination of such management agreement.


THE TRADEMARK AND SERVICE MARK LICENSE AGREEMENTS

     Each Sprint network partner has entered into a trademark and service mark license agreement with Sprint and Sprint PCS. We refer to these agreements as the "Alamosa trademark and service mark license agreements," the "Roberts trademark and service mark license agreements," and the "WOW trademark and service mark license agreements," respectively, and together, the "trademark and service mark license agreements."


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     Each Sprint network partner has a non-transferable license to use, at no additional cost to such Sprint network partner, the Sprint and Sprint PCS brand names and "diamond" symbol, and several other U.S. trademarks and service marks such as "The Clear Alternative to Cellular" and "Clear Across the Nation" on Sprint PCS products and services. The Sprint network partners believe that the Sprint and Sprint PCS brand names and symbols enjoy a high degree of recognition, providing the Sprint network partners an immediate benefit in the market place. Each Sprint network partner's use of the licensed marks is subject to such Sprint network partner's adherence to quality standards determined by Sprint and Sprint PCS and use of the licensed marks in a manner which would not reflect adversely on the image of quality symbolized by the licensed marks. Each Sprint network partner has agreed to promptly notify Sprint and Sprint PCS of any infringement of any of the licensed marks within its territory of which such Sprint network partner becomes aware and to provide assistance to Sprint and Sprint PCS in connection with Sprint's and Sprint PCS's enforcement of their respective rights. Each Sprint network partner has agreed with Sprint and Sprint PCS that each will indemnify the other for losses incurred in connection with a material breach of the trademark license agreements between Sprint, Sprint PCS and such Sprint network partner. In addition, each Sprint network partner has agreed to indemnify Sprint and Sprint PCS from any loss suffered by reason of such Sprint network partner's use of the licensed marks or marketing, promotion, advertisement, distribution, lease or sale of any Sprint or Sprint PCS products and services other than losses arising solely out of such Sprint network partner's use of the licensed marks in compliance with certain guidelines.


     Sprint and Sprint PCS can terminate the trademark and service mark license agreements with any Sprint network partner if such Sprint network partner files for bankruptcy or materially breaches its agreement or if its management agreement is terminated. Each Sprint network partner can terminate the trademark and service mark licenses agreement upon Sprint's or Sprint PCS's abandonment of the licensed marks or if Sprint or Sprint PCS files for bankruptcy or the management agreement with such Sprint network partner is terminated. However, Sprint and Sprint PCS can assign their interests in the licensed marks to a third party if that third party agrees to be bound by the terms of the trademark and service mark license agreements.


CONSENTS AND AGREEMENTS FOR THE BENEFIT OF THE LENDERS TO THE SPRINT NETWORK PARTNERS

     Sprint PCS entered into two consents and agreements with Nortel, which Nortel assigned to EDC and Alamosa acknowledged, that modify Sprint PCS's rights and remedies under the Alamosa affiliation agreements with Sprint PCS, for the benefit of EDC and the future lenders (if any) under the EDC credit facility and any refinancing thereof. The assignment of Nortel's rights and obligations under these consents and agreements was a condition to the funding of any amounts under the EDC credit facility.

     Each of CoBank and DLJ, as administrative agents under WOW's and Roberts' credit facilities, respectively, has entered into a similar consent and agreement with Sprint PCS that modifies each of WOW's and Roberts' management agreements. The terms and provisions of these consents and agreements are substantially similar to those contained in the consents and agreements between Sprint PCS and EDC.

     The Alamosa consents and agreements between Sprint PCS and EDC generally provide, among other things, the following:


     o Sprint PCS's consent to the pledge of substantially all of Alamosa's assets, including Alamosa's rights in its affiliation agreements with Sprint PCS;


     o that the Alamosa affiliation agreements with Sprint PCS may not be terminated by Sprint PCS until all outstanding obligations under the EDC credit facility are satisfied in full pursuant to the terms of the consent and agreement, unless Alamosa's operating subsidiaries or assets are sold to a purchaser who does not continue to operate the business as a Sprint PCS network affiliate, which sale requires the approval of EDC;


     o Sprint PCS may not exercise its right under the management agreement to purchase Alamosa's assets until all obligations pursuant to the EDC credit facility have been paid in full in cash and all commitments to advance credit under such facility have been terminated or have expired.


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


          However, Sprint PCS retains the option to purchase Alamosa's assets if it first pays all obligations under the EDC credit facility and such facility is terminated in connection with such payment;

     o for Sprint PCS to maintain 10 MHz of wireless personal communications services spectrum in all of Alamosa's markets until all outstanding obligations under the EDC credit facility are satisfied, Alamosa's operating assets are sold after any Alamosa default under the EDC credit facility or the management agreement is terminated;


     o for redirection of payments due to Alamosa under the Alamosa management agreement from Sprint PCS to EDC during the continuation of any default by Alamosa under the EDC credit facility;


     o for Sprint PCS and EDC to provide to each other notices of default by Alamosa under the Alamosa management agreement and the EDC credit facility, respectively;

     o the ability to appoint interim replacements, including Sprint PCS or a designee of the administrative agent under the EDC credit facility, to operate Alamosa's portion of the Sprint PCS network under the Alamosa affiliation agreements after an event of default under the EDC credit facility or an event of termination under the Alamosa affiliation agreements;

     o subject to certain requirements and limitations, the ability of EDC or Sprint PCS to assign the Alamosa affiliation agreements with Sprint PCS and sell Alamosa's assets or the partnership interests of its operating subsidiaries to a qualified purchaser that is not a major competitor of Sprint PCS or Sprint, free of the restrictions on assignment and change of control in the Alamosa management agreement, if the obligations of Alamosa under the EDC credit facility have been accelerated after an Alamosa default; and

     o subject to certain requirements and limitations, that if Sprint PCS enters into consent and agreement documents with similarly-situated lenders that have provisions that are more favorable to the lender, Sprint PCS will give EDC written notice of the amendments and will amend the Alamosa consents and agreements with EDC in the same manner at EDC's request; consequently, from time to time, EDC and Sprint PCS may modify the Alamosa consent and agreement so that it will contain terms and conditions more favorable to EDC.


     SPRINT PCS'S RIGHT TO PURCHASE ON ACCELERATION OF AMOUNTS OUTSTANDING UNDER THE EDC CREDIT FACILITY. Subject to the requirements of applicable law, so long as the EDC credit facility remains outstanding, Sprint PCS has the right to purchase Alamosa's operating assets or the partnership interests of its operating subsidiaries, upon its receipt of notice of an acceleration of the EDC credit facility, under the following terms:

     o    Sprint PCS elects to make such a purchase within a specified period;

     o the purchase price is the greater of an amount equal to 72% of Alamosa's "entire business value" or the amount Alamosa owes under the EDC credit facility;

     o if Sprint PCS has given notice of its intention to exercise the purchase right, then the administrative agent is prohibited for a specified period after the acceleration, or until Sprint PCS rescinds its intention to purchase, from enforcing its security interest; and

     o if Alamosa receives a written offer that is acceptable to it to purchase its operating assets or the partnership interests of Alamosa's operating subsidiaries after the acceleration, then Sprint PCS has the right to purchase Alamosa's operating assets or the partnership interests of Alamosa's operating subsidiaries, as the case may be, on terms at least as favorable to Alamosa as the offer Alamosa receives. Sprint PCS must agree to purchase the operating assets or the partnership interests of Alamosa's operating subsidiaries within 14 business days of its receipt of the offer, on acceptable conditions, and in an amount of time acceptable to Alamosa and EDC.

     Upon acceleration of the EDC credit facility, Sprint also has the right to purchase the obligations under the EDC credit facility by repaying such obligations in full in cash.


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     SALE OF OPERATING ASSETS OR THE PARTNERSHIP INTERESTS OF ALAMOSA'S
OPERATING SUBSIDUARIES TO THIRD PARTIES. If Sprint PCS does not purchase Alamosa's operating assets or the partnership interests of its operating subsidiaries after an acceleration of the obligations under the EDC credit facility, then EDC may sell Alamosa's operating assets or the partnership interests of its operating subsidiaries. Subject to the requirements of applicable law, including the law relating to foreclosures of security interests, EDC has two options:

     o to sell Alamosa's operating assets or the partnership interests of its operating subsidiaries to an entity that meets the requirements to be Alamosa's successor under its affiliation agreements with Sprint PCS; or

     o to sell Alamosa's operating assets or the partnership interests of its operating subsidiaries to any third party, subject to specified conditions.

     In connection with the completion of the reorganization, Superholdings has entered into a commitment letter providing for a new credit facility. See "The Reorganization--New Credit Facility." Part of the proceeds of the new credit facility will be used to refinance the outstanding indebtedness under the EDC credit facility and the respective credit facilities of Roberts and WOW. As a condition precendent to the closing and funding of the new credit facility, Sprint PCS must enter into a new consent and agreement with Citicorp USA, as administrative agent for the lenders, that modifies the rights of Sprint PCS under the Alamosa, Roberts and WOW affiliation agreements with Sprint PCS for the benefit of the lenders under the new credit facility and that contains terms and provisions which are similar to those contained in the existing consents and agreements entered into by Sprint PCS prior to the closing and funding of the new credit facility.


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                             REGULATORY ENVIRONMENT

REGULATION OF THE WIRELESS TELECOMMUNICATIONS INDUSTRY

     The FCC can have a substantial impact upon entities that manage wireless personal communications service systems and/or provide wireless personal communications services because the FCC regulates the licensing, construction, operation, acquisition and interconnection arrangements of wireless telecommunica tions systems in the United States.

     The FCC has promulgated, and is in the process of promulgating, a series of rules, regulations and policies to, among other things:

     o grant or deny licenses for wireless personal communications service frequencies;

     o grant or deny wireless personal communications service license renewals;

     o rule on assignments and/or transfers of control of wireless personal communications service licenses;

     o govern the interconnection of wireless personal communications service networks with other wireless and wireline service providers;

     o    establish access and universal service funding provisions;

     o impose fines and forfeitures for violations of any of the FCC's rules; and

     o regulate the technical standards of wireless personal communications services networks.

     The FCC currently prohibits a single entity from having an attributable interest (defined as any general partnership interest or 20% or greater equity or voting interest or certain other business relationships) in broadband wireless personal communications service, cellular and specialized mobile radio
(SMR) licenses totaling more than 45 MHZ in any geographic area. The 45 MHZ cap is raised to 55 MHZ for overlaps involving cellular Rural Service Areas. The 20% cap is raised to 40% where the owner is an investment company, a small business or a rural telephone company. The geographic areas at issue are PCS licensed service areas where there are overlaps involving 10% or more of the population of such service area. An entity that manages the operations of a broadband PCS, cellular, or SMR licensee pursuant to a management agreement (such as Alamosa, Roberts, and WOW) is also considered to have an attributable interest in the system it manages.


TRANSFERS AND ASSIGNMENTS OF WIRELESS PERSONAL COMMUNICATIONS SERVICES LICENSES

     The FCC must give prior approval to the assignment of, or transfers involving, substantial changes in ownership or control of a wireless personal communications service license. This means that Superholdings and its stockholders will receive advance notice of any and all transactions involved in transferring control of Sprint PCS or the assignment of some or all of the wireless personal communications service licenses held by Sprint PCS. The FCC proceedings afford Superholdings and its stockholders an opportunity to evaluate proposed transactions well in advance of closing, and to take actions necessary to protect their interests. Non-controlling interests in an entity that holds a wireless personal communications service license or operates wireless personal communications service networks generally may be bought or sold without prior FCC approval. In addition, a recent FCC order requires only post-consummation notification of pro forma assignments or transfers of control of certain commercial mobile radio service licenses.

CONDITIONS OF WIRELESS PERSONAL COMMUNICATIONS SERVICES LICENSES

     All wireless personal communications service licenses are granted for ten year terms conditioned upon timely compliance with the FCC's build-out requirements. Pursuant to the FCC's build-out requirements, all 30 MHZ broadband wireless personal communications service licensees must construct facilities that offer coverage to one-third of the population in their licensed areas within five years and to


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two-thirds of the population in such areas within ten years, and all 10 MHZ broadband wireless personal communications services licensees must construct facilities that offer coverage to at least one-quarter of the population in their licensed areas within five years or make a showing of "substantial service" within that five-year period.


     If the build-out requirements are not met, wireless personal communications service licenses could be forfeited. The FCC also requires licensees to maintain control over their licenses. The affiliation agreements between Sprint PCS and each of Alamosa, Roberts and WOW reflect a management agreement that the parties believe meets the FCC requirements for licensee control of licensed spectrum.


     If the FCC were to determine that the affiliation agreements between Sprint PCS and each of Alamosa, Roberts and WOW need to be modified to increase the level of licensee control, they have agreed with Sprint PCS to use their best efforts to modify the agreements to the extent necessary to cause the agreements to comply with applicable law and to preserve to the extent possible the economic arrangements set forth in the agreements. If the agreements cannot be so modified, the agreements may be terminated pursuant to their terms. The FCC could also impose monetary penalties on Sprint PCS, and possibly revoke one or more of the Sprint PCS licenses.



WIRELESS PERSONAL COMMUNICATIONS SERVICES LICENSE RENEWAL

     Wireless personal communications service licensees can renew their licenses for additional ten year terms. Wireless personal communications service renewal applications are not subject to auctions. However, under the FCC's rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The FCC's rules afford wireless personal communications services renewal applicants involved in comparative renewal hearings with a "renewal expectancy." The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the wireless personal communica tions service renewal applicant has:

     o    provided "substantial service" during its license term; and

     o substantially complied with all applicable laws and Federal Communications Commission rules and policies.

     The FCC's rules define "substantial service" in this context as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal. The FCC's renewal expectancy and procedures make it very likely that Sprint PCS will retain the wireless personal communications service licenses managed by each of Alamosa, Roberts and WOW for the foreseeable future.

INTERCONNECTION

     The FCC has the authority to order interconnection between commercial mobile radio services, commonly referred to as CMRS, providers and incumbent local exchange carriers. The FCC has ordered local exchange carriers to provide reciprocal compensation to commercial mobile radio service providers for the termination of traffic. Using these rules, each of Alamosa, Roberts and WOW will assist Sprint PCS in the negotiation of interconnection agreements for the Sprint PCS network in their market area with all of the Bell operating companies, including Verizon and several smaller independent local exchange carriers. Interconnection agreements are negotiated on a state-wide basis.

     If an agreement cannot be reached, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. Negotiated interconnection agreements are subject to state approval. The FCC rules and rulings, as well as the state arbitration proceedings, will directly impact the nature and cost of the facilities necessary for interconnection of the Sprint PCS systems with local, national and international telecommunications networks. They will also determine the nature and amount of revenues each of Alamosa, Roberts, WOW and Sprint PCS can receive for terminating calls originating on the networks of local exchange and other telecommunications carriers.


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OTHER FCC REQUIREMENTS

     In June 1996, the FCC adopted rules that prohibit broadband wireless personal communications services providers from unreasonably restricting or disallowing resale of their services or unreasonably discriminating against resellers. Resale obligations will automatically expire on November 24, 2002. These existing resale requirements and their expiration may somewhat affect the number of resellers competing with Sprint PCS and its managers and affiliates in various markets. However, to date, wireless resellers have not significantly impacted wireless service providers. Any losses in retail customers have been offset, in major part, by increases in wireless customers, traffic and wholesale revenues.

     The FCC also adopted rules in June 1996 that require local exchange and most commercial mobile radio services providers, to program their networks to allow customers to change service providers without changing telephone numbers, which is referred to as service provider number portability. The FCC requires most commercial mobile radio service providers to implement wireless service provider number portability where requested in the 100 largest metropolitan areas in the United States by November 24, 2002. Most commercial mobile radio service providers are required to implement nationwide roaming by November 24, 2002 as well. The FCC currently requires most commercial mobile radio service providers to be able to deliver calls from their networks to ported numbers anywhere in the country, and to contribute to the Local Number Portability Fund. Implementation of wireless service provider number portability will require wireless personal communications service providers like Alamosa, Roberts, WOW and Sprint PCS to purchase more expensive switches and switch upgrades. However, it will also enable existing cellular customers to change to wireless personal communications services without losing their existing wireless telephone numbers, which should make it easier for wireless personal communications service providers to market their services to existing cellular users.


     The FCC has adopted rules permitting broadband wireless personal communications service and other commercial mobile radio service providers to provide wireless local loop and other fixed services that would directly compete with the wireline services of local exchange carriers. This creates new markets and revenue opportunities for Sprint PCS and its managers and affiliates and other wireless providers, and may do so increasingly in future years. In June 1996, the FCC adopted rules requiring broadband wireless personal communications services and other commercial mobile radio services providers to implement enhanced emergency 911 capabilities within 18 months after the effective date of the FCC's rules. The full compliance with these rules must occur by October 1, 2001. Further waivers of the enhanced emergency 911 capability requirements may be obtained by individual service providers by filing a waiver request. The FCC's waivers and extensions are enabling Alamosa, Roberts, WOW, Sprint PCS and other commercial mobile radio services industry members to delay emergency 911 implementation until the required equipment becomes more functional and less expensive. However, at a more reasonable future cost, emergency 911 services may afford wireless carriers substantial and attractive new service and marketing opportunities.

     On October 12, 2000, the FCC adopted several measures designed to remove obstacles to competitive access to customers and facilities in commercial multiple tenant environments, including the following:

     o The FCC forbade telecommunications carriers in commercial settings from entering into exclusive contracts with building owners, including contracts that effectively restrict premises owners or their agents from permitting access to other telecommunications service providers.

     o The FCC determined that utilities, including LECs must afford telecommunications carriers and cable service providers reasonable and nondiscriminatory access to conduits and rights-of-way located in customer buildings and campuses, to the extent such conduits and rights-of-way are owned or controlled by the utility.

     The FCC also issued a further notice of proposed rulemaking seeking comment on whether it should adopt additional rules in this area, including extending certain regulations to include residential as well as commercial buildings. The final result of this proceeding could affect the availability and pricing of sites for each of Alamosa's, Roberts' and WOW's antennae and those of their competitors.

COMMUNICATIONS ASSISTANCE FOR LAW ENFORCEMENT ACT


     The Communications Assistance for Law Enforcement Act, or CALEA, enacted in 1994 requires wireless personal communications services and other telecommunications service providers to meet capability and capacity requirements needed by federal, state and local law enforcement to preserve their electronic surveillance capabilities. Wireless personal communications service providers must comply with the current industry CALEA capability standard, known as J-STD-025, by June 30, 2000, and with recently adopted additions by September 30, 2001. Wireless personal communications services providers must comply with the CALEA capacity requirements by September 30, 2001. In addition, most wireless personal communications service providers are ineligible for federal reimbursement for the software and hardware upgrades necessary to comply with the CALEA capability and capacity requirements, but several bills pending in Congress may expand reimbursement rights if they are enacted. Finally, the Federal Bureau of Investigation has been discussing with the industry options for further deferring CALEA compliance requirements in geographic areas with minimal or nonexistent electronic surveillance needs.


     In addition, the FCC is considering petitions from numerous parties to establish and implement technical compliance standards pursuant to CALEA requirements. In sum, CALEA capability and capacity requirements are likely to impose some additional switching and network costs upon Sprint PCS and its managers and affiliates and other wireless entities. However, it is possible that some of these costs will be reduced or delayed if current law enforcement or legislative initiatives are adopted and implemented during 2000 or thereafter.


OTHER FEDERAL REGULATIONS

     Sprint PCS and its managers and affiliates must bear the expense of compliance with FCC and Federal Aviation Administration regulations regarding the siting, lighting and construction of transmitter towers and antennas. In addition, FCC environmental regulations may cause some of Alamosa's, Roberts' or WOW's, as the case may be, base station locations to become subject to the additional expense of regulation under the National Environmental Policy Act. The FCC is required to implement this Act by requiring service providers to meet land use and radio emissions standards.


REVIEW OF UNIVERSAL SERVICE REQUIREMENTS

     The FCC and the states are required to establish "universal service" programs to ensure that affordable, quality telecommunications services are available to all Americans. Sprint PCS is required to contribute to the federal universal service program as well as existing state programs. The FCC has determined that Sprint PCS's "contribution" to the federal universal service program is a variable percentage of "end-user telecommunications revenues." Although many states are likely to adopt a similar assessment methodology, the states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC's rules. At the present time it is not possible to predict the extent of the Sprint PCS total federal and state universal service assessments or its ability to recover from the universal service fund. However, some wireless entities are seeking state commission designation as "eligible telecommunications carriers," enabling them to receive federal and state universal service support, and are preparing to compete aggressively with wireline telephone companies for universal service revenue. Because each of Alamosa, Roberts and WOW manage substantial rural areas for Sprint PCS, they are likely to receive revenues in the future from federal and state universal service support funds that are much greater than the reductions in their revenues due to universal service contributions paid by Sprint PCS.


PARTITIONING; DISAGGREGATION

     The FCC has modified its rules to allow broadband wireless personal communications services licensees to partition their market areas and/or to disaggregate their assigned spectrum and to transfer partial market areas or spectrum assignments to eligible third parties. These rules may enable each of Alamosa, Roberts and WOW to purchase wireless personal communications service spectrum from Sprint PCS and other wireless personal communications services licensees as a supplement or alternative to the existing management arrangements.

WIRELESS FACILITIES SITING


     States and localities are not permitted to regulate the placement of wireless facilities so as to "prohibit" the provision of wireless services or to "discriminate" among providers of those services. In addition, so long as a wireless system complies with the FCC's rules, states and localities are prohibited from using radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. These rules are designed to make it possible for Sprint PCS and its managers and affiliates and other wireless entities to acquire necessary tower sites in the face of local zoning opposition and delays. The FCC is considering numerous requests for preemption of local actions affecting wireless facilities siting.

EQUAL ACCESS

     Wireless providers are not required to provide equal access to common service providers for toll services. This enables each of Alamosa, Roberts, WOW and Sprint PCS to generate additional revenues by reselling the toll services of Sprint PCS and other interexchange carriers from whom each of Alamosa, Roberts and WOW can obtain favorable volume discounts. However, the FCC is authorized to require unblocked access to toll service providers subject to certain conditions.

STATE REGULATION OF WIRELESS SERVICE

     Section 332 of the Communications Act preempts states from regulating the rates and entry of commercial mobile radio service providers. Section 332 does not prohibit a state from regulating the other terms and conditions of commercial mobile services, including consumer billing information and practices, billing disputes and other consumer protection matters. However, states may petition the FCC to regulate those providers and the FCC may grant that petition if the state demonstrates that:

     o market conditions fail to protect subscribers from unjust and unreasonable rates or rates that are unjustly or unreasonably discriminatory; or

     o such market conditions exist and commercial mobile radio service is a replacement for a substantial portion of the landline telephone service within the state.

To date, the FCC has granted no such petition. To the extent Sprint PCS and its managers and affiliates provide fixed wireless service, each of Alamosa, Roberts and WOW may be subject to additional state regulation. These standards and rulings have prevented states from delaying the entry of wireless personal communications services and other wireless carriers into their jurisdictions via certification and similar requirements, and from delaying or inhibiting aggressive or flexible wireless price competition after entry.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ALAMOSA, WOW
                 HOLDINGS, ROBERTS HOLDINGS AND SUPERHOLDINGS



ALAMOSA


     The following table presents information regarding the beneficial ownership of Alamosa common stock as of January 11, 2001, with respect to:


     o each person who, to our knowledge, is the beneficial owner of 5% or more of the outstanding common stock;

     o    each of the Alamosa directors;

     o    each of the Alamosa executive officers; and

     o    all executive officers and directors of Alamosa as a group.




                                                       NUMBER OF SHARES
                                                         BENEFICIALLY        PERCENTAGE OF
NAME AND ADDRESS (1)                                      OWNED (2)            OWNERSHIP
-------------------------------------------------   ---------------------   --------------
5% STOCKHOLDERS
Caroline Hunt Trust Estate ......................        8,209,480  (3)           13.4%
 100 Crescent Court, Suite 1700
 Dallas, TX 75201

South Plains Telephone Cooperative, Inc .........        8,769,732  (4)           14.3%
 2425 Marshall Street
 Lubbock, TX 79415

Budagher Family, LLC ............................        7,312,776  (5)           11.9%
 3702 Holland Avenue
 Dallas, TX 75219

Taylor Telephone Cooperative, Inc ...............        5,175,700  (6)            8.4%
 9796 N. Interstate 20
 Merkel, TX 79536

ENMR Telephone Cooperative, Inc .................        3,194,215  (7)            5.2%
 7111 North Prince
 Clovis, NM 88102

DIRECTORS AND EXECUTIVE OFFICERS:
David E. Sharbutt ...............................        1,369,724  (8)            2.2%
Jerry W. Brantley ...............................          621,250  (9)            1.0%
Michael R. Budagher .............................        7,312,776  (5)           11.9%
Ray M. Clapp ....................................           107,175 (10)             *
Kendall W. Cowan ................................           291,000 (11)             *
Scotty Hart .....................................            29,300 (12)             *
Thomas Hyde .....................................            28,000 (13)             *
Schuyler B. Marshall ............................           138,000 (14)             *
Tom M. Phelps ...................................            31,325 (15)             *
Loyd I. Rinehart ................................                 -                  *
Anthony Sabatino ................................            30,000 (16)             *
Reagan W. Silber ................................         3,045,647 (17)          4.96%
Jimmy R. White ..................................            29,014 (18)             *

ALL DIRECTORS AND EXECUTIVE OFFICERS
 AS A GROUP (13 PERSONS) ........................        13,033,211               21.2%


*     Less than one percent.


(1) Except as otherwise indicated in the footnotes below, the address for each executive officer and director is 5225 S. Loop 289, Lubbock, Texas 79424.

(2) Percentage of ownership is based on 61,359,856 shares of Alamosa common stock outstanding as of January 11, 2001. Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if that person has or shares voting power or investment power with respect to that common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.


(3) The share information reflected is based upon a statement on Amendment No. 1 to a Schedule 13D filed on April 3, 2000 with the SEC. Includes shares held by Caroline Hunt Trust Estate or a wholly-owned subsidiary of Caroline Hunt Trust Estate.


(4) The share information reflected is based upon a statement on a Schedule 13D filed jointly by South Plains Telephone Cooperative, Inc. and South Plains Advanced Communications & Electronics, Inc. on February 7, 2000 with the SEC. South Plains Advanced Communications is a wholly-owned subsidiary of South Plains Telephone Cooperative, which may be deemed to be the beneficial owner of the shares held of record by South Plains Advanced Communications. South Plains Telephone Cooperative and South Plains Advance Communications share voting and investment power for these shares, as a result of their parent-subsidiary relationship. The address for South Plains Advance Communications is the same as the address for South Plains Telephone Cooperative.

(5) The share information reflected is based upon a statement on a Schedule 13D filed jointly by Mr. Budagher, Budagher Family, LLC and West Texas PCS, LLC on February 7, 2000 with the SEC. Budagher Family, LLC owns 100% of the membership interests in West Texas PCS, LLC and Mr. Budagher and his spouse and children own 100% of the membership interests in Budagher Family, LLC, each of which may also be deemed to be the beneficial owner of the shares held by West Texas PCS. Includes 28,000 shares issuable to Mr. Budagher pursuant to options currently exercisable and 7,284,776 shares for which Budagher Family, LLC, West Texas PCS and Mr. Budagher share voting and investment power, as a result of their parent-subsidiary and control person relationships. Mr. Budagher is the sole Manager and President of Budagher Family, LLC and the sole Manager of West Texas PCS. The address for Budagher Family, LLC and West Texas PCS is the same as the address for Mr. Budagher.

(6) The share information reflected is based upon a statement on a Schedule 13D filed jointly by Taylor Telephone Cooperative, Inc. and Taylor Telecommunications, Inc. on February 7, 2000 with the SEC. Taylor Telecommunications is a wholly-owned subsidiary of Taylor Telephone Cooperative, which may be deemed to be the beneficial owner of the shares held of record by Taylor Telecommunications. Taylor Telephone Cooperative and Taylor Telecommunications share voting and investment power for these shares, as a result of their parent-subsidiary relationship. The address for Taylor Telecommunications is the same as the address for Taylor Telephone Cooperative.

(7) The share information reflected is based upon a statement on a Schedule 13D filed jointly by ENMR Telephone Cooperative, Inc., Plateau Telecommunications, Inc. and Telecommunications Holdings East, Inc. Plateau is a wholly owned subsidiary of Telecommunications Holdings East, which in turn is a wholly-owned subsidiary of ENMR, each of which may also be deemed to be the beneficial owner of the shares held of record by Plateau. ENMR, Plateau and Telecommunications Holdings East share voting and investment power over these shares as a result of their parent-subsidiary relationships. The address for Plateau and Telecommunications Holdings East is the same as the address for ENMR.

(8) Includes 242,500 shares held individually by Mr. Sharbutt, 48,824 shares held in Mr. Sharbutt's 401(k) plan, 593,200 shares beneficially owned by Five S, Ltd., 200 shares beneficially owned by Mr. Sharbutt's children and 485,000 shares issuable pursuant to options currently exercisable. Mr. Sharbutt is a limited partner of Five S, Ltd. and President of Sharbutt Inc., the general partner of Five S Ltd., and may be considered a beneficial owner of the shares owned by Five S, Ltd. Mr. Sharbutt disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Additionally, Mr. Sharbutt is a director, shareholder and the President of US

    Consultants, Inc., the general partner of Harness, Ltd., which holds 292,938 shares of Alamosa common stock. Mr. Sharbutt disclaims beneficial ownership of the shares owned by Harness, Ltd. The address for Five S Ltd. is 4606 91st Street, Lubbock, Texas 79424 and the address for Harness, Ltd. is P.O. Box 65700, 4747 S. Loop 289, Lubbock, Texas 79464.


(9) Includes 242,500 shares held individually by Mr. Brantley, 15,000 shares held by Mr. Brantley's wife and 363,750 shares issuable pursuant to options currently exercisable.


(10) Includes 64,175 shares held individually by Mr. Clapp and 43,000 shares issuable pursuant to options currently exercisable.


(11)  These shares are issuable pursuant to options currently exercisable.


(12) Includes 1,000 shares held individually by Mr. Hart, 28,000 shares issuable pursuant to options currently exercisable and 300 shares held by Lubbock HLH, Ltd. Mr. Hart controls Lubbock HLH, Ltd. and is a beneficial owner of the shares held by Lubbock HLH, Ltd. Excludes 8,769,732 shares held by South Plains Advanced Communications & Electronics, Inc., as to which Mr. Hart disclaims beneficial ownership. Mr. Hart is the General Manager of South Plains Telephone Cooperative and South Plains Advanced Communications & Electronics, a wholly-owned subsidiary of South Plains Telephone Cooperative. Mr. Hart's address is the same as the address for South Plains Telephone Cooperative.

(13) Includes 28,000 shares issuable pursuant to options currently exercisable. Excludes 5,175,700 shares held by Taylor Telecommunications, Inc., as to which Mr. Hyde disclaims beneficial ownership. Mr. Hyde is the Manager of Taylor Telephone Cooperative, Inc. and Taylor Telecommunications, a wholly-owned subsidiary of Taylor Telephone Cooperative. Mr. Hyde's address is the same as the address for Taylor Telephone Cooperative.

(14) Includes 110,000 shares held individually by Mr. Marshall and 28,000 shares issuable pursuant to options currently exercisable. Excludes 8,209,480 shares held by Caroline Hunt Trust Estate, as to which Mr. Marshall disclaims beneficial ownership. Additionally, Mr. Marshall is the President of Rosewood Financial, Inc. and the Rosewood Corporation, both of which are wholly-owned subsidiaries of the Caroline Hunt Trust Estate. Mr. Marshall disclaims beneficial ownership of any shares held by Rosewood Financial Inc. and the Rosewood Corporation. Mr. Marshall is a Director of various Caroline Hunt Trust Estate subsidiaries. The address for Mr. Marshall is the same as the address for Caroline Hunt Trust Estate.


(15) Includes 3,325 shares held individually by Mr. Phelps and 28,000 shares issuable pursuant to options currently exercisable.

(16)  These shares are issuable pursuant to options exercisable within 60 days.


(17) Includes 28,000 shares issuable pursuant to options currently exercisable as well as 3,017,647 shares held by Tregan International Corp. Mr. Silber is a director, the President and 50% stockholder of Tregan International and is a beneficial owner of the shares owned by Tregan International. Mr. Silber's address is 2711 North Haskell Avenue, 5th Floor 2832, Dallas, TX 75204.

(18) Includes 1,014 shares held individually by Mr. White and 28,000 shares issuable pursuant to options currently exercisable. Mr. White's address is Highway 87 North, Dalhart, TX 79022.

ROBERTS HOLDINGS



     The table below sets forth certain information regarding the beneficial ownership of Roberts Holdings' units of membership interest as of January 11, 2001 by the two holders of Roberts Holdings' outstanding units of membership interest.





                                      NUMBER OF UNITS
                                       BENEFICIALLY      PERCENTAGE OF
NAME AND ADDRESS                         OWNED (1)         OWNERSHIP
----------------------------------   ----------------   --------------
Michael V. Roberts ...............   10,000             50%
1408 North Kingshighway, Suite 300
St. Louis, Missouri 63113

Steven C. Roberts ................   10,000             50%
1408 North Kingshighway, Suite 300
St. Louis, Missouri 63113




(1) At January 11, 2001, a total of 20,000 units of membership interest were outstanding.

WOW HOLDINGS


     The following table presents information regarding the beneficial ownership of units of membership interest of WOW Holdings as of January 11, 2001, with respect to:

     o each person who, to our knowledge, is the beneficial owner of 5% or more of the outstanding units of membership interest of WOW;


     o    each of the managers of WOW; and


     o    each of the executive officers.




                                                 NUMBER OF UNITS
                                                   BENEFICIALLY         PERCENTAGE OF
NAME AND ADDRESS                                    OWNED (1)             OWNERSHIP
------------------------------------------   -----------------------   --------------
Seth A. Buechley .........................           193,897.00 (2)         0.6144%
25977 SW Canyon Creek Road
Suite E
Wilsonville, OR 97070

Clear Creek Mutual Telephone Co. .........         1,110,200.00 (3)         3.5179%
18238 S. Fischers Mill Road
Oregon City, OR97045

Cal-Ore Wireless, Inc. ...................         2,915,256.50 (4)         9.2378%
719 West 3rd Street
P.O. Box 847
Dorris, CA96023

Henderson Bay, LLC .......................         3,875,587.00            12.2808%
1145 West Broadway Plaza
Suite 1500
Tacoma Financial Center
Tacoma, WA 98402

WOW Investment Partners, L.P. ............        14,000,000.00 (5)        44.3627%
2711 North Haskell Avenue
Fifth Floor, LB 32
Dallas, TX 75204




(1) At January 11, 2001, a total of 31,558,046.35 units of membership interest were outstanding, no options to acquire units of membership interest of WOW were exercisable within 60 days and no warrants to acquire units of membership interest were exercisable within 60 days.


(2)   Mr. Buechley is a member of the Board of Managers of WOW.

(3) Clear Creek Mutual Telephone Co. is a cooperative telephone company. Mitchell A. Moore, Chief Executive Officer and Chairman of Board of Managers of WOW, is the President of Clear Creek Mutual Telephone Co.

(4) Cal-Ore Wireless, Inc. is a privately held corporation. Edward B. Ormsbee, a member of the Board of Managers of WOW, is the General Manager of Cal-Ore Wireless, Inc.

(5) WOW Investment Partner L.L.C. holds the sole general partner interest of WOW Investment Partners, L.P. The sole membership interest of WOW Investment Partner L.L.C. is held by Silpearl Associates, LLC. Reagan W. Silber indirectly owns 50% of the membership interests, and is the President, of Silpearl Associates, LLC.

SUPERHOLDINGS



     The following table presents information regarding the pro forma beneficial ownership of Superholdings common stock, after giving effect to the reorganization, with respect to:


    o each person anticipated to be the beneficial owner of 5% or more of the outstanding common stock of Superholding;



    o  each person expected to be a Superholdings director;


    o  each person expected to be a Superholdings executive officer; and


    o all persons expected to be Superholdings executive officers and directors as a group.



     The information in the table below is based on the information set forth in the previous beneficial ownership tables and assumes the completion of the reorganization in accordance with the existing terms of the reorganization agreements, including the issuance of 6,750,000 shares of Superholdings common stock to each of Michael Roberts and Steven Roberts and the exchange of each unit of membership interest in WOW for 0.1917 shares of Superholdings common stock. Upon the effectiveness of the reorganization, Superholdings will assume the 1999 long-term incentive plan and all awards granted thereunder. Percentage ownership is based on 80,909,849 shares of Superholdings common stock outstanding after giving effect to the reorganization.





                                                     NUMBER OF SHARES
                                                       BENEFICIALLY      PERCENTAGE OF
NAME AND ADDRESS                                          OWNED            OWNERSHIP
-------------------------------------------------   -----------------   --------------
5% STOCKHOLDERS
Caroline Hunt Trust Estate ......................       8,209,480             10.1%
 100 Crescent Court, Suite 1700
 Dallas, TX 75201

South Plains Telephone Cooperative, Inc .........       8,769,732             10.8%
 2425 Marshall Street
 Lubbock, TX 79415

Budagher Family, LLC ............................       7,312,776              9.0%
 3702 Holland Avenue
 Dallas, TX 75219

Taylor Telephone Cooperative, Inc ...............       5,175,700              6.4%
 9796 N. Interstate 20
 Merkel, TX 79536

DIRECTORS AND EXECUTIVE OFFICERS:
David E. Sharbutt ...............................       1,369,724              1.7%
Jerry W. Brantley ...............................         621,250                *
Michael R. Budagher .............................       7,312,776              9.0%
Ray M. Clapp ....................................         107,175                *
Kendall W. Cowan ................................         291,000                *
Scotty Hart .....................................          29,300                *
Thomas Hyde .....................................          28,000                *
Schuyler B. Marshall ............................         138,000                *
Tom M. Phelps ...................................          31,325                *
Loyd I. Rinehart ................................              --                *
Michael V. Roberts ..............................       6,750,000              8.3%
Steven C. Roberts ...............................       6,750,000              8.3%

                                      NUMBER OF SHARES
                                        BENEFICIALLY      PERCENTAGE OF
NAME AND ADDRESS                           OWNED            OWNERSHIP
----------------------------------   -----------------   --------------
Anthony Sabatino .................           30,000              *
Reagan W. Silber (1) .............        5,729,587            7.1%
Jimmy R. White ...................           29,014              *

ALL DIRECTORS AND EXECUTIVE OFFICERS
 AS A GROUP (15 PERSONS) .........       29,217,151           36.1%



*     Less than one percent.

(1) Includes 2,683,940 shares of Superholdings common stock to be issued to WOW Investment Partners, L.P. in the WOW merger.

                  DESCRIPTION OF SUPERHOLDINGS CAPITAL STOCK


     The following description of the terms of the capital stock of Superholdings at the time of completion of the reorganization is not meant to be complete and is qualified by reference to the forms of the amended and restated certificate of incorporation of Superholdings and the amended and restated by-laws of Superholdings, which are included as exhibits to the registration statement on Form S-4 of which this proxy statement-prospectus forms a part.


GENERAL


     Both Alamosa and Superholdings are incorporated under the laws of the State of Delaware. In accordance with the Alamosa reorganization agreement, upon completion of the Alamosa merger, stockholders of Alamosa will become stockholders of Superholdings.

     The provisions of the amended and restated certificate of incorporation and the amended and restated by-laws of Superholdings to be adopted at the time of completion of the reorganization will be substantially the same as those currently contained in the amended and restated certificate of incorporation and the amended and restated by-laws of Alamosa. Accordingly, the rights of the holders of Alamosa common stock are substantially the same as the rights the holders of Superholdings common stock will have upon completion of the reorganization. The only material difference between the terms of Alamosa's amended and restated certificate of incorporation and the amended and restated certificate of incorporation to be adopted by Superholdings upon completion of the reorganization is that under the amended and restated certificate of incorporation of Superholdings, stockholders of Superholdings will not have the right to call a special meeting of stockholders, while under the amended and restated certificate of incorporation of Alamosa, Alamosa stockholders holding a majority of the outstanding shares of Alamosa common stock may call a special meeting of Alamosa stockholders.

     In addition, under the amended and restated by-laws of Superholdings, Superholdings will not have authority to vote its shares of Alamosa common stock in favor of any disposition by Alamosa of any shares of Alamosa (Delaware) without the approval of the stockholders of Superholdings and may only vote the shares of Alamosa common stock held by it on any matter on which such shares are entitled to vote with respect to the voting by Alamosa of its shares of Alamosa (Delaware) common stock in proportion to, or at the direction of, the vote of the stockholders of Superholdings.



AUTHORIZED CAPITAL STOCK

     Under its current certificate of incorporation, Superholdings has the authority to issue up to 95,000,000 shares of common stock and 5,000,000 shares of preferred stock. Under the amended and restated certificate of incorporation of Superholdings to be adopted by Superholdings upon completion of the reorganization, Superholdings will have the authority to issue up to 290,000,000 shares of common stock and 10,000,000 shares of preferred stock.


SUPERHOLDINGS COMMON STOCK


     Pursuant to the amended and restated certificate of incorporation of Superholdings, the holders of Superholdings common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and will not have any cumulative voting rights.

     Following the reorganization, Superholdings does not expect to pay cash dividends in the foreseeable future. Superholdings currently intends to retain its future earnings, if any, to finance the expansion of its business. Any future determination to pay dividends will be at the discretion of the Superholdings board of directors and will be dependent upon then existing conditions, including restrictions contained in the indebtedness of Alamosa, Alamosa (Delaware), Alamosa Holdings, LLC and their subsidiaries and the results of operations, financial condition, capital expenditure plans, contractual restrictions, business prospects of Superholdings and its subsidiaries and other relevant factors. See "Market Prices and Dividends."


     If Superholdings liquidates, dissolves or winds up, the holders of shares of Superholdings common stock will be entitled to share ratably in the assets which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of preferred stock.

     Holders of shares of Superholdings common stock will have no preemptive, conversion, redemption, subscription or similar rights. All shares of Superholdings common stock, when validly issued and fully paid, will be non-assessable.


     After completion of the reorganization, the transfer agent and registrar for the Superholdings common stock will be ChaseMellon Shareholder Services in Dallas, Texas.


PREFERRED STOCK

     The Superholdings preferred stock may be issued in one or more series by the board of directors, subject to limitations prescribed by Delaware law, without further stockholder approval. Each series may have different rights, preferences and designations and qualifications, limitations and restrictions that may be established by Superholdings' board of directors without approval from the stockholders. These rights, designations and preferences include dividend rights, dividend rates, conversion rights, voting rights, liquidation preferences, terms of redemption, the number of shares constituting any series and the designation of such series.

     The issuance of preferred stock may discourage or make more difficult a merger, tender offer, business combination or proxy contest, assumption of control by a holder of a large block of Superholdings' securities or the removal of incumbent management, even if these events were favorable to the interests of stockholders. The board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights and dividend and liquidation preferences which may adversely affect the holders of common stock.


     Prior to completion of the reorganization, the board of directors of Superholdings will authorize and designate the Series A preferred stock described under "--Stockholder Rights Plan" below in connection with the adoption by Superholdings of a stockholder rights plan having substantially the same terms and provisions as those in the Alamosa stockholder rights plan.


DELAWARE LAW

     Superholdings is subject to the provisions of Section 203 of the Delaware General Corporation Law. This statute is intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Superholdings to first negotiate with the board of directors of Superholdings. In general, the statute prohibits Superholdings from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder, unless:


     o prior to the date that the person became an interested stockholder, the business combination or the transaction that resulted in the person becoming an interested stockholder is approved by the Superholdings board of directors;


     o upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of Superholdings' outstanding voting stock; or

     o on or after that date, the business combination is approved by Superholdings' board of directors and by the affirmative vote of at least 66 2/3% of Superholdings' outstanding voting stock that is not owned by the interested stockholder.


     Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns 15% or more of Superholdings' voting stock.



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PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS THAT MAY HAVE
ANTI-TAKEOVER EFFECTS


     The following is a summary of certain provisions of the amended and restated certificate of incorporation and the amended and restated by-laws of Superholdings at the time of completion of the reorganization which could have the effect of delaying, deferring or preventing a change in control of Superholdings and which would make removal of Superholdings' board of directors more difficult. Substantially the same provisions are found in Alamosa's existing certificate of incorporation and by-laws.

     BOARD CLASSIFICATION. Superholdings' amended and restated certificate of incorporation will provide for the division of the board of directors into three classes, as nearly equal in number as possible, with each class beginning its three year term in a different year. Superholdings' certificate of incorporation will also provide that only the board of directors may fix the number of directors.

     STOCKHOLDER NOMINATIONS. Superholdings' amended and restated by-laws will provide that a stockholder may nominate directors only if the stockholder delivers written notice to Superholdings not less than 45 days or more than 75 days before the first anniversary of the date on which Superholdings first mailed its proxy materials for the preceding year's annual meeting. If the date of the annual meeting is advanced more than 30 days before or delayed more than 30 days after the anniversary of the preceding year's annual meeting, then Superholdings must receive the stockholder's notice not after the later of the ninetieth day before the annual meeting or the tenth day after the day of public announcement of the date of the annual meeting is made.

     NEWLY CREATED DIRECTORSHIPS AND VACANCIES. Superholdings' amended and restated certificate of incorporation will provide that any newly created directorship resulting from an increase in the number of directors or a vacancy on the board of directors may be filled only by vote of a majority of the remaining directors then in office, even if less than a quorum. Under no circumstances may Superholdings' stockholders fill any newly created directorships. Directors elected to fill a vacancy or by reason of an increase in the number of directors will hold office until the annual meeting of stockholders at which the term of office of the class to which they have been elected expires.

     REMOVAL OF DIRECTORS. Directors of Superholdings may be removed from office only for cause and only by the affirmative vote of 80% of the then outstanding shares of stock entitled to vote on the matter.

     ACTION BY WRITTEN CONSENT. Superholdings' amended and restated certificate of incorporation will provide that any action required or permitted to be taken by its stockholders may be taken only at a duly called annual or special meeting of the stockholders, and may not be taken by written consent of the stockholders.

     SPECIAL MEETING OF STOCKHOLDERS. Special meetings of stockholders of Superholdings may be called only by the Chairman of the board of directors, if there is one, the President or the board of directors pursuant to a resolution adopted by a majority of authorized directors. Unlike the amended and restated certificate of incorporation of Alamosa, the amended and restated certificate of incorporation of Superholdings will not provide that a special meeting of stockholders may also be called by the holders of not less than a majority of the then outstanding shares of stock of Superholdings entitled to vote generally in an election of directors or that otherwise are entitled to vote with such stock on the specific matter in question.

     The foregoing provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities. These provisions may also discourage another person or entity from making an offer to stockholders to acquire all or a majority of the common stock. This is because the person or entity making the offer, even if it acquired a majority of Superholdings' outstanding voting securities, would be unable to increase the size of the board, appoint or remove directors, call a special meeting of the stockholders or take action without a stockholder meeting. As a result, any matters which such persons or entities endorse, including the election of new directors or the approval of a merger, would have to wait for the next duly called stockholders meeting.

     VOTING REQUIREMENTS FOR CERTAIN BUSINESS COMBINATIONS. Superholdings' amended and restated certificate of incorporation will also contain fair price provisions designed to provide safeguards for



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stockholders when a stockholder owning 20% or more of its voting stock, referred to as an "interested stockholder," or that interested stockholder's affiliates or associates, attempts to effect a business combination with Superholdings.


     In general, in addition to any affirmative vote required by law, a "business combination" (as defined below) between Alamosa and an interested stockholder must be approved by the affirmative vote of the holders of 80% of the outstanding voting stock of Superholdings, excluding voting stock owned by such interested stockholder. The additional voting requirements will not apply, however, if:


     o the business combination was approved by not less than a majority of the disinterested directors; or

     o    a series of conditions are satisfied requiring (in summary):


          o that the consideration to be paid to Superholdings' shareholders in the business combination must be at least equal to the higher of (1) the highest per-share price paid by the interested stockholder in acquiring any shares of Superholdings common stock during the two years prior to the announcement date of the business combination or in the transaction in which it became an interested stockholder (the "determination date"), whichever is higher or (2) the fair market value per share of Superholdings common stock on the announcement date or determination date, whichever is higher, in either case appropriately adjusted for any subsequent stock dividend, stock split, combination of shares or similar event (any non-cash consideration is treated similarly); and

          o certain "procedural" requirements are complied with, such as the solicitation of proxies pursuant to the rules of the SEC and no decrease in regular dividends (if any) after the interested stockholder became an interested stockholder (except as approved by a majority of the disinterested directors).

     Pursuant to the Superholdings amended and restated certificate of incorporation, the following events will be deemed to be "business combinations":


     o any merger or consolidation of Superholdings involving an interested stockholder or any other company that is or after the merger or consolidation will be an affiliate or associate of an interested stockholder;

     o specified dispositions of assets, cash flow or earning power of Superholdings to an interested stockholder, any issuance of Superholdings' securities to an interested stockholder or Superholdings entering into loans or other arrangements involving an interested stockholder, in each case, meeting specified threshold amounts;

     o the adoption of any plan of liquidation or dissolution of Superholdings; and

     o any issuance or reclassification of Superholdings' securities having the effect of increasing the proportionate share of ownership of an interested stockholder.


     Regarding the 20% threshold for the definition of interested stockholder, certain persons who were stockholders in Alamosa before the date of its initial public offering will be permitted under the amended and restated certificate of incorporation of Superholdings to enter into voting agreements with each other without being deemed the beneficial owner of the securities owned by the other parties to the voting agreements, but only if the voting agreements:


     o were approved by the Superholdings board of directors prior to the time they were entered into;

     o do not govern the voting of Superholdings common stock in matters other than the election of members of the board of directors of Superholdings; and


     o do not govern the voting of Superholdings common stock held by persons other than persons who were stockholders in Alamosa before the date of its initial public offering.

     CHARTER AND BY-LAW AMENDMENTS. Delaware Law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of



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incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Superholdings' certificate of incorporation requires the affirmative vote of the holders of at least 80% of the outstanding voting stock to amend or repeal certain provisions of the certificate of incorporation or by-laws described above. Except as otherwise provided by law, holders of Superholdings common stock are not entitled to vote on any amendment to Superholdings certificate of incorporation that changes the powers, preferences, rights or other terms of an outstanding series of Superholdings preferred stock, if the holders of the affected series of preferred stock are entitled to vote on the proposed amendment. The by-laws may be amended or repealed by the board of directors, except if the bylaw provisions affect provisions of the certificate of incorporation or by-laws described above, then the affirmative vote of the holders of at least 80% of the outstanding voting stock is required. The 80% stockholder vote would be in addition to any separate vote that each class of preferred stock is entitled to that might in the future be required in accordance with the terms of any preferred stock that might be outstanding at the time any amendments are submitted to stockholders.


     The foregoing provisions, together with the ability of the board of directors to issue preferred stock without further stockholder action, may delay or frustrate the removal of incumbent directors or the completion of transactions that would be beneficial, in the short term, to Superholdings' stockholders. The provisions may also discourage or make more difficult a merger, tender offer, other business combination or proxy contest, the assumption of control by a holder of a large block of securities or the removal of incumbent management, even if these events would be perceived as favorable to the interests of Superholdings' stockholders.

     INDEMNIFICATION OF DIRECTORS AND OFFICERS. The amended and restated certificate of incorporation requires Superholdings to indemnify Superholdings' directors and officers to the fullest extent permitted by law. In addition, as permitted by Delaware law, the certificate of incorporation provides that no director will be liable to Superholdings or its stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict Superholdings' rights and the rights of its stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:


     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o the payment of dividends or the redemption or purchase of stock in violation of Delaware law;

     o any breach of the duty of loyalty to Superholdings or its stockholders; or

     o any transaction from which the director derived an improper personal benefit.


CERTAIN PROVISIONS OF THE SPRINT PCS AGREEMENTS

     Sprint's affiliation agreements with Alamosa, Roberts and WOW contain restrictions which may limit Superholdings' ability to sell its business and may have a substantial anti-takeover effect.


     Pursuant to Alamosa's, Roberts' and WOW's affiliation agreements with Sprint PCS, under specific circumstances and without further stockholder approval, Sprint PCS may purchase Alamosa's, Roberts' and WOW's operating assets or capital stock for 72% or 80% of the "entire business value" of Alamosa, Roberts or WOW, as the case may be, which includes the value of the spectrum licenses, business operations and other assets more fully described in "Affiliation Agreements with Sprint PCS--The Management Agreement--Determination of Entire Business Value." In addition, Sprint PCS must approve any change of control of Alamosa's, Roberts' or WOW's ownership and must consent to any assignment of Alamosa's, Roberts' or WOW's affiliation agreements with Sprint PCS. Sprint PCS has a right of first refusal if Alamosa, Roberts or WOW decides to sell its operating assets to a third party. Each of Alamosa, Roberts and WOW is also subject to a number of restrictions on the transfer of its business including a prohibition on the sale of Alamosa, Roberts or WOW or their operating assets to competitors of Sprint or Sprint PCS.



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STOCKHOLDER RIGHTS PLAN


     RIGHTS AND RIGHTS CERTIFICATES. The Superholdings board of directors currently expects to adopt a stockholder rights plan effective upon the completion of the reorganization. This plan will be substantially similar to the stockholder rights plan previously adopted by the board of directors of Alamosa.

     A right will attach to each share of Superholdings common stock issued at the completion of the reorganization and each share of Superholdings common stock issued subsequent to the completion of the reorganization. Each right, when exercisable, will entitle the holder to purchase from Superholdings one one-thousandth of a share of Series A preferred stock at a purchase price of $84 per one one-thousandth of a share, subject to adjustment. Each such fractional share of the Series A preferred stock will essentially be the economic equivalent of one share of common stock.

     A stockholder rights plan is designed to deter coercive takeover tactics and to encourage third parties interested in acquiring Superholdings to negotiate with the Superholdings board of directors. The stockholder rights plan achieves these goals by significantly diluting the ownership interest of a person who acquires a specified percentage of common stock without first obtaining approval of the Superholdings board of directors.


     Initially, the rights will be attached to all certificates representing outstanding shares of Superholdings common stock and will be transferred with and only with such certificates. The rights will separate from the Superholdings common stock and become exercisable upon the earlier to occur of:


     o the close of business on the tenth business day after the public announcement that a person or group of persons has acquired 20% or more of Superholdings' outstanding common stock, except in connection with an offer approved by the Superholdings board of directors; or


     o the close of business on the tenth business day after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group of persons acquiring 20% or more of Superholdings' outstanding common stock.


     A person or group of persons will be considered to have acquired beneficial ownership of common stock if they have the power to vote or direct the voting of the common stock. Certain stockholders named in the amended and restated certificate of incorporation of Superholdings may enter into voting agreements with each other only, at any time, without being deemed the beneficial owner of securities owned by the other parties to the voting agreements, if the voting agreements:

     o were approved by the Superholdings board of directors prior to the time they were entered into;

     o do not govern the voting of Superholdings common stock regarding matters other than the election of members of the Superholdings board of directors; and

     o do not govern the voting of Superholdings' common stock held by persons other than persons who were stockholders in Alamosa before the date of its initial public offering.


     EXPIRATION OF RIGHTS. The rights will expire at the close of business on the tenth anniversary of the date of issuance, unless Superholdings redeems or exchanges the rights before that date or amends the stockholder rights plan to extend the term of the rights.

     FLIP-IN RIGHT. If any person or group of persons acquires 20% or more of Superholdings' outstanding common stock, each holder of a right, other than the acquiring person, will have the right to receive, upon exercise thereof, the number of shares of common stock, or in certain circumstances, cash, property or other securities of Superholdings, having a value equal to two times the purchase price of the right. The acquiring person's rights will automatically become null and void in that event. In other words, the stockholders other than the acquiring person will be able to buy common stock at half price.

     FLIP-OVER RIGHT. If at any time after a person or group of persons acquires 20% or more of Superholdings' outstanding common stock and the following occurs:


     o Superholdings effects a merger or other business combination in which Superholdings is not the surviving corporation;


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

     o Superholdings is the surviving corporation in a consolidation, merger or similar transaction in which its shares of common stock are changed into or exchanged for other securities; or



     o Superholdings sells or otherwise transfers more than 50% of its assets, cash flow or earning power;



then each holder of a right, except a person who has acquired beneficial ownership of 20% or more of the outstanding common stock, may purchase, upon the exercise of each right at the then-current purchase price, that number of shares of common stock of the acquiring company with a market value equal to two times the purchase price of the right. In other words, the stockholders other than the acquiring person will be able to buy common stock of the acquiring company at half price.



     ADJUSTMENTS. The purchase price and the number of shares of Series A preferred stock or other securities issuable upon exercise of the rights may be adjusted to prevent dilution upon:


     o stock dividends, subdivisions, combinations or reclassifications of the common stock or the Series A preferred stock;



     o below market issuances of rights or warrants to subscribe for or convert into Series A preferred stock; or


     o distributions to holders of the Series A preferred stock of evidence of indebtedness, cash, excluding regular quarterly cash dividends, assets, excluding dividends payable in Series A preferred stock, or subscription rights or warrants.



     EXCHANGE OF RIGHTS. After a person or group of persons acquires 20% of Superholdings' outstanding common stock but before that person or group beneficially owns 50% or more of Superholdings' common stock, Superholdings may, at its option, exchange the rights at an exchange ratio of one-half the number of shares of common stock, Series A preferred stock, or other property for which a right is exercisable immediately prior to Superholdings' decision to exchange the rights, subject to adjustment. Rights held by an acquiring person are not entitled to these exchange rights. In that event, the stockholders other than the acquiring person would receive common stock in exchange for their rights.


     REDEMPTION OF RIGHTS. At any time before a person or group of persons acquires 20% or more of Superholdings' outstanding common stock, Superholdings may redeem the rights at a price of $0.001 per right. Upon the effective date of the redemption of the rights, the rights will terminate and the rights holders will only be entitled to receive the $0.001 redemption price.


     RIGHTS AS A STOCKHOLDER. Until a right is exercised, the rights will not entitle the holder to the rights as a Superholdings stockholder, including, without limitation, the right to vote or to receive dividends.


     SERIES A PREFERRED STOCK. The terms of the Series A preferred stock will be contained in a Certificate of Designations, Rights and Preferences to be filed with the Delaware Secretary of State prior to completion of the reorganization.


     ANTI-TAKEOVER EFFECTS. The rights may have certain anti-takeover effects. The rights may cause substantial dilution to any person or group that attempts to acquire Superholdings without the approval of its board of directors. As a result, the overall effect of the rights may be to make more difficult a merger, tender offer, other business combination or proxy contest involving Superholdings, even if such event would be favorable to the interest of stockholders of Superholdings.



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       PROPOSAL 3: AMENDMENT TO ALAMOSA'S 1999 LONG-TERM INCENTIVE PLAN


     The following summary of the amended and restated long-term incentive plan is not meant to be complete and is qualified in its entirety by reference to a copy of the amended and restated long-term incentive plan, which is incorporated by reference and attached as Appendix F to this proxy statement-prospectus. You are urged to read the full text of the amended and restated long-term incentive plan.


     At the special meeting, Alamosa stockholders will be asked to approve an amendment to the long-term incentive plan. The amendment will increase the number of shares of common stock authorized for issuance under the long-term incentive plan and provide for an automatic annual increase in shares available under the long-term incentive plan. Effective as of the reorganization, Superholdings will assume the long-term incentive plan and awards under the long-term incentive plan will relate to common stock of Superholdings.


     Alamosa will implement the proposed amendment to the long-term incentive plan if it receives stockholder approval for the proposed amendment, even if the reorganization does not occur.


LONG-TERM INCENTIVE PLAN OVERVIEW

     The adoption of the long-term incentive plan was approved by Alamosa stockholders on February 1, 2000. Upon the effectiveness of the reorganization, Superholdings will assume the long-term incentive plan. The purpose of the long-term incentive plan is to attract and retain the services of key management, employees, outside directors and consultants by providing those persons with a proprietary interest in Alamosa. The long-term incentive plan allows Alamosa to provide that proprietary interest through the grant of:

     o    incentive stock options;

     o    non-qualified stock options;

     o    tandem and independent stock appreciation rights; and

     o    restricted stock.


PROPOSED AMENDMENT


     To ensure that Alamosa or, after the reorganization, Superholdings will be able to grant sufficient future awards under the long-term incentive plan to employees, directors and consultants of Alamosa, and, after the reorganization, to employees of any subsidiary of Superholdings, including Roberts and WOW, the Alamosa board of directors has authorized an amendment to the long-term incentive plan, subject to stockholder approval, to:

     o increase the number of shares of common stock authorized for issuance under the long-term incentive plan by 6,000,000 shares, from 7,000,000 shares to 13,000,000 shares; and

     o increase on December 31 of each year, from and including December 31, 2001, the number of shares of common stock authorized for issuance under the long-term incentive plan by 800,000 shares, or such lesser amount determined by the committee which administers the long-term incentive plan. As of January 11, 2001 there were a total of 61,359,856 shares of common stock outstanding and after the completion of the reorganization it is expected that 80,909,849 shares of Superholdings common stock will be outstanding.

     As of October 11, 2000, we had granted options under the long-term incentive plan covering approximately 7,000,000 shares of common stock. Accordingly, an increase in the number of shares available under the long-term incentive plan is necessary in order for Alamosa to meet its future needs, including those needs attributable to the increased number of employees who will be eligible to receive awards if the reorganization is completed.



PLAN DESCRIPTION

     The following is a description of the material terms of the long-term incentive plan, and as such is qualified by the actual terms of the long-term incentive plan. The long-term incentive plan is administered


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

by the stock option plan committee of Alamosa's board of directors, and the plan committee is authorized, subject to the provisions of the long-term incentive plan, to grant awards and establish rules and regulations as it deems necessary for the proper administration of the long-term incentive plan and to make whatever determinations and interpretations as it deems necessary or advisable. The long-term incentive plan may be amended by the Alamosa board of directors with stockholder approval where necessary to satisfy regulatory requirements. The long-term incentive plan provides for an equitable adjustment to be made to outstanding awards in the event of certain corporate transactions.


OPTIONS

     Options granted under the long-term incentive plan will either be incentive stock options, as defined under Section 422 of the Code, or non-qualified stock options.

     An incentive stock option may not have an exercise price less than the fair market value of the underlying common stock on the date of grant or an exercise period that exceeds ten years from the date of grant and is subject to other limitations which allow the option holder to qualify for favorable tax treatment. Non-qualified stock options may have an exercise price of less than, equal to, or greater than the fair market value of the underlying common stock on the date of grant but, like incentive stock options, are limited to an exercise period of no longer than ten years.

     The plan committee determines and designates those persons to whom awards are granted and determines:

     o    the award period;

     o    the date of grant;

     o    the vesting period; and

     o other terms, provisions, limitations and performance requirements approved by the plan committee, but not inconsistent with the long-term incentive plan.

     The plan committee also has the discretion to reprice stock option awards.

     An option will not be transferable except by will or by the laws of descent or distribution, unless specified in the long-term incentive plan or determined otherwise by Alamosa's board of directors.

STOCK APPRECIATION RIGHTS

     A stock appreciation right, or "SAR," entitles the holder to receive, at the plan committee's discretion, cash or common stock (or a combination of each) with a value equal to the appreciation in the common stock subject to the SAR, measured from the date the SAR was granted to the date the SAR is exercised. A SAR may be granted with an exercise price of less than, equal to, or greater than the fair market value of the underlying common stock on the date of grant, but like an option, is limited to an exercise period of ten years. A SAR may be granted in tandem with an option, meaning that the right of the tandem award recipient to exercise one of the awards will be cancelled if, and to the extent, the other award is exercised.

RESTRICTED STOCK

     Each restricted stock award will specify the number of shares of restricted stock to be awarded, the price, if any, to be paid by the award recipient and the time during which the stock will be subject to forfeiture, or the conditions upon the satisfaction of which, the restricted stock will vest. The grant and/or the vesting of the restricted stock may be conditioned upon the completion of a specified period of service, upon the attainment of specified performance objectives or upon such other criteria as the plan committee may determine. The plan committee may provide that the restricted stock recipient will have the right to vote the restricted stock and receive dividends on the restricted stock.

CHANGE IN CONTROL

     Awards under the long-term incentive plan may contain provisions that, if a change in control of Alamosa occurs, give the plan committee discretion to offer to purchase awards from the long-term

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

incentive plan participants and make adjustments or modifications to outstanding awards to protect and maintain the rights and interests of the long-term incentive plan participants or take any other action the award agreements may authorize. The long-term incentive plan provides for all awards granted under the long-term incentive plan to become fully vested and, if applicable, exercisable upon a change in control. A change in control of Alamosa will be deemed to occur for purposes of the long-term incentive plan upon any of the following events:


     o the approval by Alamosa's stockholders of a plan to dissolve or liquidate;


     o continuing directors, who are persons who were serving on the Alamosa board of directors when the long-term incentive plan was adopted or who afterwards were elected to the board of directors by majority of the directors in office, cease to constitute at least 50% of the board of directors;

     o a consolidation or merger in which Alamosa does not survive, or in which the common stock of Alamosa is converted into cash, securities or other property; or

     o a sale of substantially all of Alamosa's assets unless the sale is due to the default by Alamosa, or its affiliates under any:

          o credit or related agreement among Alamosa or its affiliates or successors and EDC or any other lender; or

          o management or related agreement among or, after the reorganization, among Superholdings, or their respective affiliates or successors and Sprint Spectrum, LP, SprintCom, Inc., WirelessCo, LP, Sprint Communications Company, LP or their affiliates or successors.

     The events described in the third and fourth bullet points above will not be deemed a change in control of Alamosa if after the event:

     o continuing directors constitute at least 50% of the board of directors of the continuing, surviving or acquiring entity, or that entity's ultimate parent entity if the parent entity has at least a majority of the voting power of the entity; and

     o the continuing, surviving or acquiring entity, or that entity's ultimate parent entity, assumes all of the outstanding stock options under the long-term incentive plan.

FEDERAL INCOME TAX TREATMENT

     The following discussion of certain relevant income tax effects applicable to options, SARs and restricted stock granted under the long-term incentive plan is a brief summary only, and reference is made to the Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax consequences. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences.

     A participant generally will not be taxed upon the grant of a non-qualified stock option. Rather, at the time of exercise of the option, the optionee will recognize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the option price. At the time of the option is exercised, Alamosa will generally be entitled to a tax deduction equal in amount to the ordinary income recognized by the optionee.

     An optionee will not be in receipt of taxable income upon the grant or timely exercise of an incentive stock option. Exercise of an incentive stock option will be timely if made during its term and if the optionee remains an employee of Alamosa or a subsidiary of Alamosa at all times during the period beginning on the date of grant of the option and ending on the date three months before the date of exercise (or one year before the date of exercise in the case of a disabled optionee). The tax consequences of an untimely exercise of an incentive stock option will be determined in accordance with the rules applicable to non-statutory stock options. Alamosa is not entitled to any tax deduction in connection with the grant or exercise of an incentive stock option. However, if the optionee disposes of stock within the holding periods described above, Alamosa may be entitled to a tax deduction for the amount of ordinary income, if any, realized by the optionee.

     The recipient of a SAR will not be taxed upon the grant of the SAR. Rather, at the time of exercise of the SAR, the SAR recipient will recognize ordinary income for federal income tax purposes in an amount equal to the value of the consideration received (i.e., the increase in the appreciation of the underlying common stock). At the time the SAR is exercised, Alamosa will be entitled to a tax deduction equal to the amount of ordinary income recognized by the SAR recipient.

     The recipient of an award of restricted stock generally will not be taxed upon the grant of the award, but rather will recognize ordinary income in an amount equal to the fair market value of the number of shares of common stock subject to the award at the time the shares are no longer subject to a substantial risk of forfeiture. Alamosa will be entitled to a deduction at the time when, and in the amount that, the recipient recognizes ordinary income.

AMENDED LONG-TERM INCENTIVE PLAN BENEFITS

     Since awards under the long-term incentive plan are made in the discretion of the plan committee, future awards under the long-term incentive plan are not reasonably determinable.

     The number of shares of common stock subject to options granted to certain persons under the long- term incentive plan since inception of the plan are as follows: Messrs. Sharbutt, Brantley, Cowan, Rinehart and Sabatino were granted options to purchase 1,697,500 shares, 1,697,500 shares, 1,455,000 shares, 100,000 shares, and 120,000 shares, respectively; all current directors who are not executive officers as a group were granted options to purchase an aggregate of 239,000 shares; and all employees as a group were granted options to purchase an aggregate of 6,093,233 shares. Since the inception of the long-term incentive plan, no option has been granted to (i) any associate of any current director who is not an executive officer, (ii) any associate of any executive officer or (iii) any associate of any nominee for election as a director, and no person other than those individuals set forth above was granted five percent or more of the total amount of options granted under the long-term incentive plan since its inception.


     On January [ ], 2001, the last trading day prior to the printing and mailing of this proxy statement-prospectus, the last reported sale price per
share of Alamosa common stock on The Nasdaq National Market was $[    ].


VOTES REQUIRED FOR APPROVAL OF THE AMENDMENT TO THE LONG-TERM INCENTIVE PLAN


     Approval of the proposed amendment to the long-term incentive plan requires the affirmative vote of the holders of a majority of the shares of Alamosa common stock present or represented by proxy at the meeting and entitled to vote.


     Abstentions will have the same effect as a vote against the proposal to approve the amendment to the long-term incentive plans but "broker non-votes" will have no effect on such proposal.


     THE ALAMOSA BOARD OF DIRECTORS RECOMMENDS THAT ALAMOSA'S STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO ALAMOSA'S 1999 LONG-TERM INCENTIVE PLAN.

       PROPOSAL 4: ADOPTION OF THE ALAMOSA EMPLOYEE STOCK PURCHASE PLAN

     On January 10, 2001, Alamosa adopted, subject to stockholder approval, the Alamosa employee stock purchase plan. The employee stock purchase plan is designed to encourage the purchase by employees of shares of Alamosa common stock and will become effective on March 1, 2001. We estimate that there will be approximately 750 potential participants in the employee stock purchase plan. Effective as of the reorganization, Superholdings will assume the employee stock purchase plan, and purchases under the employee stock purchase plan will be for common stock of Superholdings. Effective as of the reorganization, eligible employees of Superholdings and its subsidiaries will be able to participate in the employee stock purchase plan.

     Alamosa will adopt the employee stock purchase plan if it receives stockholder approval, even if the reorganization does not occur.

EMPLOYEE STOCK PURCHASE PLAN OVERVIEW

     The employee stock purchase plan is intended to comply with the requirements of Section 423 of the Code, and to assure the participants of the tax advantages provided thereby (see "--Federal Income Tax Treatment"). In order for the transfer of stock under the employee stock purchase plan to qualify for this treatment, the employee stock purchase plan must be approved by stockholders within 12 months of its adoption. The employee stock purchase plan will be administered by a committee established by the board of directors. The committee may make such rules and regulations and establish such procedures for the administration of the employee stock purchase plan as it deems appropriate.

     SHARES AVAILABLE. The Board of Directors has authorized for issuance under the employee stock purchase plan a total of 600,000 shares of Alamosa common stock, plus an additional number of shares to be added on the last day of the year beginning in 2001 equal to the lesser of (i) 200,000 or (ii) a lesser amount determined by the committee, in any case, subject to adjustment by the committee in the event of a recapitalization, stock split, stock dividend or similar corporate transaction.

     ELIGIBILITY. All Alamosa employees who have at least six months of service and work more than 20 hours per week will be eligible to participate in the employee stock purchase plan, except that an employee will not be eligible to participate if he or she owns five percent or more of Alamosa common stock or the common stock of any Alamosa subsidiary.

     STOCK PURCHASES. Under the employee stock purchase plan, each eligible employee will be permitted to purchase shares of Alamosa common stock through regular payroll deductions and/or cash payments in an aggregate amount equal to 1% to 10% of the employee's compensation for each payroll period. The fair market value of the shares of Alamosa common stock which may be purchased by any employee under this or any other Alamosa plan that is intended to comply with Section 423 of the Code during any calendar year may not exceed $25,000.

     The employee stock purchase plan provides for a series of consecutive, overlapping offering periods that generally will be 24 months long. Successive six-month purchase periods will run during each offering period. Offering periods generally will commence on March 1 and September 1 of each year during the term of the plan, and purchase periods will run from March 1 to August 31 and from September 1 to February 28, or in a leap year, to February 29.

     During each offering period, participating employees will be able to purchase shares of common stock with payroll deductions at a purchase price equal to 85% of the fair market value of the common stock at either the beginning of each offering period or the end of each purchase period within the offering period, whichever price is lower.

     To the extent permitted by applicable laws, regulations, or stock exchange rules, if the fair market value of the shares at the end of any purchase period is lower than the fair market value of the shares on the date the related offering period began, then all participants in that offering period will be automatically withdrawn from the offering period immediately after the exercise of their option on the date the purchase period ends. The participants will automatically be re-enrolled in the immediately following offering period when that offering period begins.

     The options granted to a participant under the employee stock purchase plan are not transferable otherwise than by will or the laws of descent and distribution, and are exercisable, during the participant's lifetime, only by the participant.

     CHANGE IN CONTROL. Unless otherwise determined by the committee, if a Change in Control (as defined in the employee stock purchase plan) occurs during the term of the employee stock purchase plan, any offering period then in effect will terminate.

     AMENDMENT, TERMINATION OF PLAN. The Alamosa board of directors may from time to time amend or terminate the employee stock purchase plan; provided, that no such amendment or termination may adversely affect the rights of any participant without the consent of such participant and, to the extent required by Section 423 of the Code or any other law, regulation or stock exchange rule, no such amendment will be effective without the approval of stockholders entitled to vote thereon. Additionally, the committee may make such amendments as it deems necessary to comply with applicable laws, rules and regulations.

     The full text of the employee stock purchase plan is attached as Appendix
G. The description set forth in this summary is qualified in its entirety by reference to the text of the actual employee stock purchase plan.

     NEW PLAN BENEFITS. Since the amount of benefits to be received by each participant in the employee stock purchase plan is determined by his or her elections, the amount of future benefits to be allocated to any individual or group of individuals under the plan in any particular year is not determinable.


     FEDERAL INCOME TAX TREATMENT. The following discussion is a brief summary of certain relevant income tax effects applicable to awards under the employee stock purchase plan. This summary is not intended to be exhaustive or to constitute tax advice, and, among other things, does not describe state, local or foreign income and other tax consequences. Reference should be made to the Code and the regulations and interpretations thereunder for a complete statement of all relevant federal tax consequences. Accordingly, a participant should consult a tax adviser with respect to the tax aspects of transactions under the employee stock purchase plan. For purposes of this discussion, the right to purchase shares under the employee stock purchase plan is described as an option.

     The employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Assuming such qualification, a participant will not recognize any taxable income as a result of participating in the employee stock purchase plan, exercising options granted pursuant to employee stock purchase plan or receiving shares purchased pursuant to such options. A participant may, however, be required to recognize taxable income as described below.

     If a participant disposes of any share purchased pursuant to the employee stock purchase plan after the later to occur of (i) two years from the grant date for the related option and (ii) one year after the exercise date for the related option (such disposition, a "Qualifying Transfer"), or if he or she dies (whenever occurring) while owning any share purchased under the employee stock purchase plan, the participant generally will recognize compensation income, for the taxable year in which such disposition or death occurs, in an amount equal to the lesser of (i) the excess of the market value of the disposed share at the time of such disposition over its purchase price, and
(ii) 15% of the market value of the disposed share on the grant date for the option to which such disposed share relates. In the case of a Qualifying Transfer, (a) the basis of the disposed share will be increased by an amount equal to the amount of compensation income so recognized, and (b) the participant will recognize a capital gain or loss, as the case may be, equal to the difference between the amount realized from the disposition of the shares and the basis for such shares.

     If the participant disposes of any share other than by a Qualifying Transfer, the participant generally will recognize compensation income in an amount equal to the excess of the market value of the disposed share on the date of disposition over its purchase price. In such event, we will be entitled to a tax deduction equal to the amount of compensation income recognized by the participant. Otherwise, we will not be entitled to any tax deduction with respect to the grant or exercise of options under the employee stock purchase plan or the subsequent sale by participants of shares purchased pursuant to the employee stock purchase plan. A transfer by the estate of the participant of shares purchased by the participant under the employee stock purchase plan has the same federal income tax effects on us as a Qualifying Transfer.


VOTE REQUIRED FOR ADOPTION OF THE EMPLOYEE STOCK PURCHASE PLAN


     Approval of the adoption of the employee stock purchase plan requires the affirmative vote of the holders of a majority of the shares of Alamosa common stock present or represented by proxy at the meeting and entitled to vote.


     Abstentions will have the same effect as a vote against the proposal to approve the adoption of the employee stock purchase plan, but "broker votes" will have no effect on such proposal.


     THE ALAMOSA BOARD OF DIRECTORS RECOMMENDS THAT ALAMOSA'S STOCKHOLDER VOTE "FOR" THE ADOPTION OF THE ALAMOSA EMPLOYEE STOCK PURCHASE PLAN.

               PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)



     The following unaudited pro forma condensed combined financial statements combine the historical consolidated balance sheets and statements of operations of Alamosa, Roberts and WOW. These unaudited pro forma financial statements give effect to the acquisitions of Roberts and WOW using the purchase method of accounting. To aid you in your analysis of the financial aspects of each of these transactions, both individually and combined, we have presented this set of unaudited pro forma condensed combined financial statements to demonstrate the financial aspects of the combined transaction.


     We derived this information from the unaudited consolidated financial statements of Alamosa, Roberts and WOW as of and for the nine months ended September 30, 2000 and from the audited consolidated financial statements of Alamosa, Roberts and WOW for the year ended December 31, 1999. This information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein for the periods presented.


     The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2000 and the year ended December 31, 1999 assume the reorganization was effected on January 1, 1999. The unaudited pro forma condensed combined balance sheet as of September 30, 2000 gives effect to the reorganization as if it had occurred on September 30, 2000. The accounting policies of Alamosa, Roberts and WOW are comparable. Certain reclassifications have been made to Roberts' and WOW's historical presentation to conform to Alamosa's presentation. These reclassifications do not materially impact Alamosa's, Roberts', or WOW's operations or financial position for the periods presented.



     The pro forma adjustments, which are based upon available information and upon certain assumptions that we believe are reasonable, are described in the accompanying notes. The actual allocation of these adjustments will be different and the difference may be material.



     Alamosa is providing the unaudited pro forma condensed combined financial information for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

                            ALAMOSA HOLDINGS, INC.
             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                           AS OF SEPTEMBER 30, 2000






                                                                                          ROBERTS MERGER
                                                                              ---------------------------------------
w                                                                  ALAMOSA       HISTORICAL
                                                HISTORICAL       PRO FORMA        ROBERTS            PRO FORMA
                                                 ALAMOSA        ADJUSTMENTS      WIRELESS           ADJUSTMENTS
                                             --------------- ---------------- -------------- ------------------------
                                                                 (NOTE 1)                            (NOTE 2)
ASSETS
Current assets:
 Cash and cash equivalents .................  $ 172,633,478   $           --   $  1,375,260     $             --
 Short-term investments ....................             --               --             --                   --
 Accounts receivable, net ..................      9,662,519               --        548,206                   --
 Inventory .................................      2,578,842               --        143,887                   --
 Prepaid expenses and other assets .........        774,179       17,463,977        133,900                   --
                                              -------------   --------------   ------------     ----------------
  Total current assets .....................    185,649,018       17,463,977      2,201,253                   --
Property and equipment, net ................    189,521,616               --     57,526,792           (4,420,226)
Notes receivable from Roberts and Roberts
 Holdings' members .........................     22,196,043               --             --          (13,793,343)
Debt issuance costs, net ...................     13,482,401               --      1,901,371           (1,901,371)
Restricted cash ............................             --               --             --                   --
Intangible and other noncurrent assets .....      2,135,420      (17,463,977)     8,369,023          434,050,055(2a)
                                              -------------   --------------   ------------     ------------------
  Total assets .............................  $ 412,984,498   $           --   $ 69,998,439     $    413,935,115
                                              =============   ==============   ============     ==================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued expenses .....  $  37,171,288   $           --   $  7,803,274     $             --
 Accounts payable to related parties .......      2,067,982               --             --                   --
 Current notes payable and installments
  of capital leases ........................         23,510               --     13,793,343          (13,793,343)(2f)
 Bank line of credit .......................             --               --             --                   --
 Microwave relocation obligation and
  other current liabilities ................        263,366               --             --                   --
                                              -------------   --------------   ------------     ------------------
  Total current liabilities ................     39,526,146               --     21,596,617          (13,793,343)
 Capital lease obligations, noncurrent .....        809,173               --             --                   --
 Long-term debt ............................    207,351,584               --     56,000,000            8,443,000
 Deferred tax and other noncurrent
  liabilities ..............................             --               --             --          119,521,030(2b)
                                              -------------   --------------   ------------     ------------------

  Total liabilities ........................    247,686,903               --     77,596,617          114,170,687
                                              -------------   --------------   ------------     ------------------



                                                          WOW MERGER
                                             -------------------------------------
                                               HISTORICAL          PRO FORMA
                                                   WOW            ADJUSTMENTS             TOTAL
                                             -------------- ---------------------- ------------------
                                                                   (NOTE 3)
ASSETS
Current assets:
 Cash and cash equivalents .................  $  2,120,216                          $   176,128,954
 Short-term investments ....................            --                  --                   --
 Accounts receivable, net ..................        45,495                  --           10,256,220
 Inventory .................................       612,044                  --            3,334,773
 Prepaid expenses and other assets .........        37,090                  --           18,409,146
                                              ------------                  --      ---------------
  Total current assets .....................     2,814,845                  --          208,129,093
Property and equipment, net ................    33,178,939                  --          275,807,121
Notes receivable from Roberts and Roberts
 Holdings' members .........................            --                  --            8,402,700
Debt issuance costs, net ...................     1,529,852          (1,529,852)          13,482,401
Restricted cash ............................            --                  --                   --
Intangible and other noncurrent assets .....       105,762         197,087,483(3a)      624,283,766
                                              ------------         -------------    ---------------
  Total assets .............................  $ 37,629,398     $   195,557,631      $ 1,130,105,081
                                              ============     =================    ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued expenses .....  $  8,181,245     $       303,333      $    53,459,140
 Accounts payable to related parties .......            --                  --            2,067,982
 Current notes payable and installments
  of capital leases ........................            --                  --               23,510
 Bank line of credit .......................            --
 Microwave relocation obligation and
  other current liabilities ................            --                  --              263,366
                                              ------------     -----------------    ---------------
  Total current liabilities ................     8,181,245             303,333           55,813,998
 Capital lease obligations, noncurrent .....            --                  --              809,173
 Long-term debt ............................    22,960,318          16,983,667          311,738,569
 Deferred tax and other noncurrent
  liabilities ..............................        50,000          54,270,466(3b)      173,841,496
                                              ------------     -----------------    ---------------

  Total liabilities ........................    31,191,563          71,557,466          542,203,236
                                              ------------     -----------------    ---------------

                                                                                         ROBERTS MERGER
                                                                              -------------------------------------
                                                                   ALAMOSA       HISTORICAL
                                                  HISTORICAL      PRO FORMA       ROBERTS           PRO FORMA
                                                    ALAMOSA      ADJUSTMENTS      WIRELESS         ADJUSTMENTS
                                               ---------------- ------------- --------------- ---------------------
                                                                   (NOTE 1)                          (NOTE 2)
Commitments and contingencies
 Mandatorily Redeemable Preferred Stock                    --            --           --                  --
 Shareholders' equity:
 Preferred stock .............................             --            --           --                  --
 Shareholders' equity (deficit)/members'
  equity (deficit) ...........................    166,849,598            --   (7,598,178)        300,354,428
 Common stock ................................             --            --           --                  --
 Additional paid-in capital ..................             --            --           --                  --
 Accumulated deficit .........................             --            --           --                  --
 Unearned compensation .......................             --            --           --                  --
 Capital contributed and subscribed ..........             --            --           --                  --
 Capital contributed and subscribed --
  related parties ............................             --            --           --                  --
 Capital acquisition cost ....................             --            --           --                  --
 Capital subscription receivable .............             --            --           --                  --
 Unearned compensation .......................     (1,552,003)           --           --            (590,000)(2c)
                                                  -----------      --------   ----------         -----------
  Total shareholders' equity .................    165,297,595            --   (7,598,178)        299,764,428
                                                  -----------      --------   ----------         -----------
  Total liabilities, redeemable preferred                                     $                  $
  stock and shareholders' equity .............   $412,984,498    $       --   69,998,439      413,935,115
                                                 ============    ==========   ==========      ==============



                                                         WOW MERGER
                                               ------------------------------
                                                 HISTORICAL      PRO FORMA
                                                     WOW        ADJUSTMENTS         TOTAL
                                               -------------- --------------- ----------------
                                                                  (NOTE 3)
Commitments and contingencies
 Mandatorily Redeemable Preferred Stock               --               --              --
 Shareholders' equity:
 Preferred stock .............................        --               --              --
 Shareholders' equity (deficit)/members'
  equity (deficit) ........................... 6,437,835      124,000,165     590,043,848
 Common stock ................................        --               --              --
 Additional paid-in capital ..................        --               --              --
 Accumulated deficit .........................        --               --              --
 Unearned compensation .......................        --               --              --
 Capital contributed and subscribed ..........        --               --              --
 Capital contributed and subscribed --
  related parties ............................        --               --              --
 Capital acquisition cost ....................        --               --              --
 Capital subscription receivable .............        --               --              --
 Unearned compensation .......................        --               --      (2,142,003)
                                               ----------     -----------     -------------
  Total shareholders' equity ................. 6,437,835      124,000,165     587,901,845
                                               ----------     -----------     -------------
  Total liabilities, redeemable preferred      $              $               $
  stock and shareholders' equity ............. 37,629,398     195,557,631     1,130,105,081
                                               ==========     ===========     =============

                            ALAMOSA HOLDINGS, INC.
        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000






                                                                         ROBERTS MERGER
                                                              ------------------------------------
                                                   ALAMOSA      HISTORICAL
                                  HISTORICAL      PRO FORMA       ROBERTS          PRO FORMA
                                   ALAMOSA       ADJUSTMENTS     WIRELESS         ADJUSTMENTS
                               --------------- -------------- -------------- ---------------------
                                                  (NOTE 1)                          (NOTE 2)
Revenues:
 Service revenues ............  $  45,900,325   $         --   $  8,560,002    $           --
 Product sales ...............      6,001,373             --        747,956                --
                                -------------   ------------   ------------    --------------
  Total revenue ..............     51,901,698             --      9,307,958                --
                                -------------   ------------   ------------    --------------
Costs and expenses:
 Cost of service and
  operations .................     32,846,645             --      6,281,512                --
 Cost of service and
  operations -- related
  parties ....................        523,149             --             --                --
 Cost of products sold .......     11,636,860             --      1,410,706                --
 Selling and marketing .......     25,311,135             --      2,954,625                --
 Selling and marketing --
  related parties ............        450,630             --             --                --
 General and
  administrative
  expenses ...................      5,950,782             --      1,533,341           262,500(2c)
 Selling, general and
  administrative .............             --             --             --                --
 Equity participation
  compensation expense              5,404,862             --             --            88,500(2c)
 General and
  administrative --
  related parties ............        493,171             --             --                --
 Depreciation and
  amortization ...............      7,763,434             --      4,190,641        17,372,571(2d)
                                -------------   ------------   ------------    ----------------
  Total costs and
  expenses ...................     90,380,668             --     16,370,825        17,723,571
                                -------------   ------------   ------------    ----------------
  Loss from operations .......    (38,478,970)            --     (7,062,867)      (17,723,571)
Interest and other income.....     10,834,815             --         97,358                --
Interest expense .............    (18,313,678)      (355,285)    (1,792,535)         (831,108)(2e)
                                -------------   ------------   ------------    ----------------
 Loss before income tax
  benefit ....................    (45,957,833)      (355,285)    (8,758,044)      (18,554,679)
Income tax benefit ...........             --     17,598,985             --   8,570,882 (2d)
                                -------------   ------------   ------------   -----------------



                                             WOW MERGER
                               ---------------------------------------
                                  HISTORICAL          PRO FORMA
                                     WOW             ADJUSTMENTS            TOTAL
                               --------------- ----------------------- ---------------
                                                       (NOTE 3)
Revenues:
 Service revenues ............  $     358,855     $            --       $  54,819,182
 Product sales ...............        110,722                  --           6,860,051
                                -------------     ---------------       -------------
  Total revenue ..............        469,577                  --          61,679,233
                                -------------     ---------------       -------------
Costs and expenses:
 Cost of service and
  operations .................      2,859,005                  --          41,987,162
 Cost of service and
  operations -- related
  parties ....................             --                  --             523,149
 Cost of products sold .......        217,928                  --          13,265,494
 Selling and marketing .......      1,166,865                  --          29,432,625
 Selling and marketing --
  related parties ............             --                  --             450,630
 General and
  administrative
  expenses ...................      2,706,217                  --          10,452,840
 Selling, general and
  administrative .............             --                  --                  --
 Equity participation
  compensation expense                     --                  --           5,493,362
 General and
  administrative --
  related parties ............             --                  --             493,171
 Depreciation and
  amortization ...............        486,113           8,166,608(3d)      37,979,367
                                -------------     -----------------     -------------
  Total costs and
  expenses ...................      7,436,128           8,166,608         140,077,800
                                -------------     -----------------     -------------
  Loss from operations .......     (6,966,551)         (8,166,608)        (78,398,567)
Interest and other income.....        113,545                  --          11,045,718
Interest expense .............       (383,311)         (1,671,830)(3e)    (23,347,747)
                                -------------     -----------------     -------------
 Loss before income tax
  benefit ....................     (7,236,317)         (9,838,438)        (90,700,596)
Income tax benefit ...........             --           5,633,872 (3d)     31,803,739
                                -------------    ------------------     -------------

                                                                    ROBERTS MERGER
                                                            -------------------------------
                                                ALAMOSA        HISTORICAL
                              HISTORICAL       PRO FORMA        ROBERTS        PRO FORMA
                                ALAMOSA       ADJUSTMENTS       WIRELESS      ADJUSTMENTS
                           ---------------- --------------- --------------- ---------------
                                                (NOTE 1)                        (NOTE 2)
                            $                                $               $
 Net income/(loss) .......     (45,957,833)  $ 17,243,700       (8,758,044)     (9,983,797)
                            ==============   ============    =============   =============
 Accretion and dividends
  related to redeemable
  preferred stock ........              --             --               --              --
 Net loss available to      $                                $               $
  common shareholders.....     (45,957,833)  $ 17,243,700       (8,758,044)     (9,983,797)
  Net loss per common
  share, basic and
  diluted ................  $        (0.77)
  Weighted average
  common shares
  outstanding, basic
  and diluted ............      59,808,408



                                     WOW MERGER
                           -------------------------------
                              HISTORICAL      PRO FORMA
                                 WOW         ADJUSTMENTS         TOTAL
                           --------------- --------------- ----------------
                                               (NOTE 3)
                            $               $               $
 Net income/(loss) .......     (7,236,317)     (4,204,566)     (58,896,857)
                            =============   =============   ==============
 Accretion and dividends
  related to redeemable
  preferred stock ........             --              --               --
 Net loss available to      $               $               $
  common shareholders.....     (7,236,317)     (4,204,566)     (58,896,857)
  Net loss per common
  share, basic and
  diluted ................                                  $        (0.74)
  Weighted average
  common shares
  outstanding, basic
  and diluted ............                                      79,358,408

                            ALAMOSA HOLDINGS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1999






                                                                                ROBERTS MERGER
                                                                   -----------------------------------------
                                                       ALAMOSA         HISTORICAL
                                   HISTORICAL         PRO FORMA         ROBERTS             PRO FORMA
                                     ALAMOSA         ADJUSTMENTS        WIRELESS           ADJUSTMENTS
                               ------------------ ---------------- ----------------- -----------------------
                                                      (NOTE 1)                               (NOTE 2)
Revenues:
 Service revenues ............   $    6,533,623     $         --     $   2,494,438      $            --
 Product sales ...............        2,450,090               --           379,259                   --
                                 --------------     ------------     -------------      ---------------
  Total revenue ..............        8,983,713               --         2,873,697                   --
                                 --------------     ------------     -------------      ---------------
Costs and expenses:
 Cost of service and
  operations .................        6,616,266               --         1,748,565                   --
 Cost of service and
  operations -- related
  parties ....................          824,210               --                --                   --
 Cost of products sold .......        5,938,838               --           834,236                   --
 Selling and marketing .......       10,406,385               --         2,025,429                   --
 Selling and marketing --
  related parties ............          404,561               --                --                   --
 General and
  administrative
  expenses ...................        3,711,548               --           702,829              350,000(2c)
 Selling, general and
  administrative .............               --               --                --                   --
 Equity participation
  compensation expense                8,199,511               --                --              118,000(2c)
 General and
  administrative --
  related parties ............          497,427               --                --                   --
 Depreciation and
  amortization ...............        3,056,923               --         1,799,281           23,431,492(2d)
                                 --------------     ------------     -------------      -----------------
  Total costs and
  expenses ...................       39,655,669               --         7,110,340           23,899,492
                                 --------------     ------------     -------------      -----------------
  Loss from operations .......      (30,671,956)              --        (4,236,643)         (23,899,492)
Interest and other income               477,390               --            65,739                   --
Interest expense .............       (2,641,293)         (51,241)         (417,337)          (1,108,144)(2e)
                                 --------------     ------------     -------------      -----------------
 Net loss before income
  tax benefit ................      (32,835,859)         (51,241)       (4,588,241)         (25,007,636)
Income tax benefit ...........               --       12,497,098                --     8,733,965 (2d)
                                 --------------     ------------     -------------     ------------------
  Net income/(loss) ..........   $  (32,835,859)    $ 12,445,857     $  (4,588,241)     $   (16,273,671)
                                 ==============     ============     =============     ==================



                                             WOW MERGER
                               ---------------------------------------
                                  HISTORICAL          PRO FORMA
                                     WOW             ADJUSTMENTS              TOTAL
                               --------------- ----------------------- ------------------
                                                       (NOTE 3)
Revenues:
 Service revenues ............   $        --      $            --        $    9,028,061
 Product sales ...............            --                   --             2,829,349
                                 -----------      ---------------        --------------
  Total revenue ..............            --                   --            11,857,410
                                 -----------      ---------------        --------------
Costs and expenses:
 Cost of service and
  operations .................       200,486                   --             8,565,317
 Cost of service and
  operations -- related
  parties ....................            --                   --               824,210
 Cost of products sold .......            --                   --             6,773,074
 Selling and marketing .......            --                   --            12,431,814
 Selling and marketing --
  related parties ............            --                   --               404,561
 General and
  administrative
  expenses ...................       580,049              100,000(3c)         5,444,426
 Selling, general and
  administrative .............            --                   --                    --
 Equity participation
  compensation expense                    --                   --             8,317,511
 General and
  administrative --
  related parties ............       205,675                   --               703,102
 Depreciation and
  amortization ...............           923           10,888,811(3d)        39,177,430
                                 -----------      -----------------      --------------
  Total costs and
  expenses ...................       987,133           10,988,811            82,641,445
                                 -----------      -----------------      --------------
  Loss from operations .......      (987,133)         (10,988,811)          (70,784,035)
Interest and other income              6,992                   --               550,121
Interest expense .............            --           (2,229,106)(3e)       (6,447,121)
                                 -----------      -----------------      --------------
 Net loss before income
  tax benefit ................      (980,141)         (13,217,917)          (76,681,035)
Income tax benefit ...........            --     4,255,882 (3d)              25,486,945
                                 -----------     ------------------      --------------
  Net income/(loss) ..........   $  (980,141)     $    (8,962,035)       $  (51,194,090)
                                 ===========     ==================      ==============

                                                          ROBERTS MERGER               WOW MERGER
                                                     ------------------------- --------------------------
                                          ALAMOSA     HISTORICAL
                          HISTORICAL     PRO FORMA     ROBERTS     PRO FORMA    HISTORICAL    PRO FORMA
                            ALAMOSA     ADJUSTMENTS    WIRELESS   ADJUSTMENTS       WOW      ADJUSTMENTS       TOTAL
                        -------------- ------------- ----------- ------------- ------------ ------------- --------------
                                          (NOTE 1)                  (NOTE 2)                   (NOTE 3)
 Net loss per common
  share, basic and
  diluted .............  $     (0.68)                                                                      $     (0.75)
  Weighted average
  common shares
  outstanding, basic
  and diluted .........   48,500,008                                                                        68,050,008

                     NOTES TO PRO FORMA CONDENSED COMBINED
                       FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 -- ALAMOSA PRO FORMA ADJUSTMENTS

The pro forma income tax expense adjustments to Alamosa's historical financial statements represent the reversal of the deferred tax asset valuation allowance and the resulting recognition of its deductible net operating loss carry forwards. These adjustments were based on an assessment of the combined past and expected future taxable income of Superholdings and expected reversals of the temporary differences from the Roberts and WOW mergers.

On December 20, 2000, Alamosa announced that Superholdings had entered into a commitment letter with a group of banks providing for a new senior credit facility of up to $305 million, to be made to Alamosa Holdings, LLC. The proceeds of the credit facility will be used to refinance Alamosa's existing credit facility, to fund the cash portion of the consideration in the Roberts and WOW mergers, to pay transaction costs, to fund the working capital and build-out needs of Roberts and WOW, including the refinancing of their existing debt, and for general corporate purposes. While the definitive agreements providing for the credit facility have not been completed, the credit facility is expected to be comprised of a term facility of $255 million and a revolving credit facility of $50 million, each with a term of seven years. The rate of interest will be based on LIBOR and is expected to be approximately 1/4% higher than under Alamosa's existing debt facility. Alamosa Holdings, LLC will likely be required to draw down $200 million upon closing of the credit facility.

The pro forma adjustment to interest expense reflects Alamosa's incremental expense based on the anticipated increase in the rate of interest.

NOTE 2 -- THE ROBERTS MERGER

Pursuant to the Roberts reorganization agreement, the members of Roberts have formed Roberts Wireless Holdings, L.L.C., which holds all of the outstanding membership interest of Roberts. At the effective time of the Roberts merger, Roberts Holdings will merge with and into Superholdings. Each unit of membership interest of Roberts Holdings will be converted into the right to receive (i) 675 shares of Superholdings common stock, and (ii) up to $200.00 in cash, without any interest thereon. The aggregate consideration to be paid in the Roberts merger will be 13,500,000 shares of Superholdings common stock and up to $4.0 million in cash.

To obtain the consent of Sprint PCS to the terms of the Roberts reorganization agreement, Superholdings has agreed to make certain payments to Sprint PCS if Roberts does not meet its network build-out timetables in certain markets. With respect to each of these markets for which the target dates have passed, Roberts either has met all launch and build-out requirements or has been granted an extension by Sprint PCS under a "force majeure" exception. All markets not currently in service are expected to be operational by the end of January 2001. Therefore, contingent payments have not been included in the accompanying pro forma financial statements.

If Roberts does not achieve "hard launch" or full build-out coverage, as applicable, in any of its markets within 90 days past the target date set forth in Roberts management agreement and has not received a waiver or exception from Sprint with respect to such market, Roberts will be considered to have breached a material term of the Roberts management agreement, and Sprint PCS will have the right to declare an event of termination under the Roberts management agreement. See "--Termination of Management Agreements."

The unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of operations have been adjusted for the Roberts merger which includes Superholdings' acquisition of Roberts in exchange for cash and stock in Superholdings. The Roberts merger will be accounted for using the purchase method of accounting.

The pro forma adjustments represent the purchase accounting adjustments necessary to reflect the Roberts merger. The aggregate purchase price was calculated as follows:




     Outstanding membership interests of Roberts Holdings .........         20,000
     Exchange ratio per membership interest .......................            675
                                                                            ------
     Equivalent Holding Company trading common shares .............     13,500,000
     Average trading price ........................................ $        21.56(i)
                                                                    --------------
       Subtotal ................................................... $  291,060,000
     Cash consideration ...........................................      4,000,000
     Fair market value of stock options issued ....................      1,106,250(ii)
     Merger-related costs .........................................      4,443,000(iii)
     Assumed deferred tax liability ...............................    119,521,030(2b)
                                                                    ----------------
       Total consideration ........................................ $  420,130,280
                                                                    ================



Goodwill was calculated as follows:





     Total consideration .....................................      $  420,130,280
     Less:
       Roberts members' equity at September 30, 2000 .........          (7,598,178)
       Write-off deferred debt issuance costs and other
        intangible assets ....................................         (10,254,104)
       Excluded assets .......................................          (4,420,226)(iv)
       Estimated fair value of Sprint PCS affiliation and
        operating agreements .................................         322,881,758
                                                                    --------------
        Goodwill .............................................      $  119,521,030
                                                                    ==============



(i) The average trading price is based on the average of the closing prices of Alamosa's common stock for the two days before, the day of, and the two days after the date of the announcement of the Roberts merger, July 31, 2000.

(ii) Pursuant to the Roberts reorganization agreement, at the closing of the Roberts merger, Superholdings will issue stock options to purchase a total of 75,000 shares of Superholdings common stock to former employees and consultants of Roberts to be identified by Michael and Steven Roberts prior to closing. It is not anticipated that these employees and consultants will be providing services to Superholdings in the future. The options will have an exercise price of 90% of the market value of Superholdings common stock on the date of grant. These options will be subject to other terms to be provided by Michael and Steven Roberts prior to closing. The fair value of the stock options was based on a Black-Scholes valuation and has been recorded as additional consideration.

(iii) Anticipated costs of the Roberts merger have been included as additional purchase price and are:





     Investment banking fees ..............    $2,443,000
     Legal, accounting and other ..........     2,000,000
                                               ----------
       Total merger-related costs .........    $4,443,000
                                               ==========



(iv) Before the closing date of the Roberts merger, Roberts will transfer to Michael and Steven Roberts, Roberts Tower Company or other entities controlled by them, approximately $4.4 million of real estate, towers, base stations and retail store sites that were funded directly or indirectly with capital contributions to Roberts by Michael and Steven Roberts.

    Superholdings intends to enter into an agreement to lease all of these assets from Roberts Tower Company and/or its affiliates. As these assets had largely not been placed in service during the periods presented, the additional lease expense and the related depreciation and other income and expense elimination have been deemed to be insignificant. Accordingly, no pro forma adjustment was recorded.

We have preliminarily allocated the excess of the estimated purchase price over the estimated fair value of the net tangible identifiable assets acquired to the Sprint PCS affiliation and operating agreements and goodwill. A deferred tax liability has been assumed for the difference between the reported amounts allocated to the Sprint PCS affiliation and operating agreements and the underlying tax basis. The final allocation of the excess purchase price over net identifiable assets, which may be determined by an independent appraiser subsequent to the closing of the reorganization, will include, if applicable, recognition of fair value adjustments to the tangible assets, liabilities and identifiable intangible assets, including the Sprint PCS affiliation and operating agreements, intellectual property, subscriber lists and residual goodwill. For illustrative purposes, we have amortized all intangible assets over a period of 18.7 years to reflect the remaining term of the underlying Sprint PCS affiliation and operating agreements from the assumed date of the closing of the reorganization.

(2a) The value assigned to the Sprint PCS affiliation and operating agreements of $322,881,758 and goodwill of $119,521,030 is recorded as a pro forma adjustment to the unaudited pro forma combined condensed balance sheet, less the write off of existing intangible assets of $8,352,733.

(2b) A deferred tax liability has been recorded for the differences between the estimated fair value and tax bases of the Roberts assets acquired and liabilities assumed. We have assumed the estimated fair value of the assets acquired, other than the Sprint PCS affiliation and operating agreements, and liabilities assumed are equal to their tax bases. The effective tax rate of 38% is an estimate of the composite federal and state income tax rates. The deferred tax liability has been calculated as follows:






                                               ESTIMATED         TAX          TEMPORARY
                                               FAIR VALUE       BASIS         DIFFERENCE
                                            --------------- ------------- -----------------
     Sprint PCS affiliation and operating
       agreements ......................... $322,881,758    $8,352,733      $ 314,529,025
     Estimated effective tax rate .........                                            38%
                                                                            -------------
     Deferred tax liability ...............                                 $ 119,521,030
                                                                            =============



(2c) Represents the estimated cost associated with Michael Roberts', Steven Roberts' and Kay Gabbert's five-year consulting agreements. The aggregate annual cost of these consulting agreements totals $350,000 and has been recorded as compensation expense. As part of Ms. Gabbert's five-year consulting agreement, she will receive options for 40,000 shares of Alamosa common stock vesting over five years, at an exercise price of 90% of the market value of Alamosa common stock on July 1, 2000. The fair value associated with these stock options was based on a Black-Scholes valuation and has been recorded as unearned compensation amortized over five years.

(2d) The pro forma adjustment to depreciation and amortization expense reflects the incremental amortization expense related to the intangible assets as if the Roberts merger occurred on January 1, 1999. The intangible assets related to the Sprint PCS affiliation and operating agreements and goodwill were amortized over 18.7 years. These amounts total $17,372,571 for the nine months ended September 30, 2000 and $23,431,492 for the year ended December 31, 1999, exclusive of similar amortization expense already recorded by Roberts. The corresponding remeasurement of the deferred tax liability associated with the amount allocated to the Sprint PCS affiliation and operating agreements and Roberts' NOL benefit have been recorded as an income tax benefit.

(2e) The pro forma adjustment reflects an increase in interest expense related to the incremental debt to fund the cash consideration of the Roberts merger and merger-related costs, assuming an annual interest rate of 13 1/8%, approximately 1/4% higher than Alamosa's current interest costs. The increase is based on the expected terms of a new senior credit facility as discussed in Note 1. These amounts total $831,108 for the nine months ended September 30, 2000 and $1,108,144 for the year ended December 31, 1999. A 1/8% variance in interest rates would increase or decrease interest expense by $7,915 for the nine months ended
      September 30, 2000 and $10,554 for the year ended December 31, 1999.

(2f) The adjustment represents entries to eliminate Alamosa's note receivable and Roberts's corresponding note payable obtained pursuant to the loan agreement dated July 31, 2000 whereby Alamosa Operations agreed to lend up to $20 million to Roberts.

NOTE 3 -- THE WOW MERGER

Pursuant to the WOW reorganization agreement, the members of WOW have formed WOW Holdings, LLC, which holds all of the outstanding membership interest of WOW. At the effective time of the WOW merger, WOW Holdings will merge with and into Superholdings. Each unit of membership interest of WOW Holdings will be converted into the right to receive (i) 0.19171 shares of Superholdings common stock, and (ii) $0.396 in cash, without any interest thereon. The aggregate consideration to be paid in the WOW merger will be 6,050,000 shares of Superholdings common stock and $12.5 million in cash.

The unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of operations have been adjusted for the WOW merger which includes Superholdings' acquisition of WOW in exchange for cash and stock in Superholdings. The WOW merger will be accounted for using the purchase method of accounting.

The pro forma adjustments represent the purchase accounting adjustments necessary to reflect the WOW merger. The aggregate purchase price was calculated as follows:



     Outstanding membership interests of WOW Holdings ..........          31,558,046
     Exchange ratio per membership interest ....................              0.19171
                                                                          -----------
     Equivalent Holding Company trading common shares ..........           6,050,000
     Average trading price .....................................       $      21.56  (i)
                                                                       --------------
       Subtotal ................................................       $ 130,438,000
     Cash consideration ........................................          12,500,000
     Merger-related costs ......................................           1,832,000 (ii)
     Assumption of value appreciation plan obligations .........           1,455,000 (iii)
     Assumed deferred tax liability ............................          54,270,466 (3b)
                                                                       --------------
       Total consideration .....................................       $ 200,495,466
                                                                       ==============



Goodwill was calculated as follows:



     Total consideration ........................................      $ 200,495,466
     Less:
     WOW members' equity at September 30, 2000, less
       investment banking fees ..................................          4,937,835 (ii)
     Write-off deferred debt issuance costs .....................         (1,529,852)
     Estimated fair value of Sprint PCS affiliation and operating
       agreements ...............................................        142,817,017
                                                                       -------------
       Goodwill .................................................      $  54,270,466
                                                                       =============



(i) The average trading price is based on the average of the closing prices of Alamosa's common stock for the two days before, the day of, and the two days after the date of the announcement of the WOW merger, July 31, 2000.

     (ii) Anticipated costs of the WOW merger have been included as additional purchase price and are:





     Investment banking fees ..............    $1,182,000
     Legal, accounting and other ..........       650,000
                                               ----------
       Total merger-related costs .........    $1,832,000
                                               ==========



          Under the terms of the WOW merger, Superholdings has agreed to also pay WOW's investment banking fees associated with the merger of approximately $1.5 million. These fees have not been included in the preceding table. No pro forma adjustment was recorded in WOW's pro forma condensed statement of operations given the one-time nature of the charge. In calculating goodwill, the estimated fees were deducted from WOW's members' equity at September 30, 2000.

     (iii) Pursuant to the WOW reorganization agreement, at the request of Superholdings, WOW will terminate all or any portion of its value appreciation plan before completion of the WOW merger and all participants of the value appreciation plan will become fully vested. Superholdings will then assume the obligations owed under the value appreciation plan both to Mitchell Moore and the WOW employees whom Superholdings elects to employ. The assumed obligation owed under the value appreciation plan, which was calculated assuming Superholdings employs all of WOW's employees, was recorded as additional purchase price. The agreement stipulates that Mitchell Moore will receive a fixed value of $1,000,000 in satisfaction of the obligation to him. All of the obligation to Mr. Moore and one-third of the remaining obligation is payable on the date of completion of the WOW merger. The remaining amount is payable in equal installments six and twelve months after the date of completion of the WOW merger, regardless of the respective employees' employment status.

We have preliminarily allocated the excess of the estimated purchase price over the estimated fair value of the net tangible identifiable assets acquired to the Sprint PCS affiliation and operating agreements and goodwill. A deferred tax liability has been assumed for the difference between the reported amounts allocated to the Sprint PCS affiliation and operating agreements and the underlying tax basis. The final allocation of the excess purchase price over net identifiable assets, which may be determined by an independent appraiser subsequent to the closing of the reorganization, will include, if applicable, recognition of fair value adjustments to the tangible assets, liabilities and identifiable intangible assets, including the Sprint PCS affiliation and operating agreements, intellectual property and residual goodwill. For illustrative purposes, we have amortized all intangible assets over a period of
18.1 years to reflect the remaining term of the underlying Sprint PCS affiliation and operating agreements from the assumed date of the closing of the reorganization.

(3a) The value assigned to the Sprint PCS affiliation and operating agreements of $142,817,017 and goodwill of $54,270,466 has been recorded as a pro forma adjustment to the unaudited pro forma combined condensed balance sheet.

(3b) A deferred tax liability has been recorded for the differences between the estimated fair value and tax bases of the WOW assets acquired and liabilities assumed. We have assumed the estimated fair value of the assets acquired, other than the Sprint PCS affiliation and operating agreements, and liabilities assumed are equal to their tax bases. The effective tax rate of 38% is an estimate of the composite federal and state income tax rates. The deferred tax liability has been calculated as follows:






                                                  ESTIMATED       TAX        TEMPORARY
                                                  FAIR VALUE     BASIS       DIFFERENCE
                                               ---------------  -------  -----------------
     Sprint PCS affiliation and operating
       agreements ...........................  $142,817,017     $ --       $ 142,817,017
     Estimated effective tax rate ...........                                         38%
                                                                           -------------
     Deferred tax liability .................                              $  54,270,466
                                                                           =============



(3c) Represents the incremental cost arising from a one-year consulting agreement with Mitchell Moore, the Chairman and Chief Executive Officer of WOW. The annual expense of Mr. Moore's consulting agreement of $100,000 has been recorded as compensation expense.

(3d) The pro forma adjustment to depreciation and amortization expense reflects the amortization of the intangible assets over 18.1 years recognized as if the WOW merger occurred on January 1, 1999. These amounts total $8,166,608 for the nine months ended September 30, 2000 and $10,888,811 for the year ended December 31, 1999. The corresponding remeasurement of the deferred tax liability associated with the amount allocated to the Sprint PCS affiliation and operating agreements and WOW's NOL net benefit have been recorded as an income tax benefit.


(3e) The pro forma adjustment reflects an increase in interest expense related to the incremental debt to fund the cash consideration of the WOW merger and merger-related costs, assuming an annual interest rate of 13 1/8%, approximately 1/4% higher than Alamosa's current interest costs. The increase is based on the expected terms of a new senior credit facility as discussed in Note 1. These amounts total $1,671,830 for the nine months ended September 30, 2000 and $2,229,106 for the year ended December 31, 1999. A 1/8% variance in interest rates would increase or decrease interest expense by $15,922 for the nine months ended September 30, 2000 and $21,230 for the year ended December 31, 1999.

                                 LEGAL MATTERS


     The validity of the shares of Superholdings common stock to be issued in the Alamosa merger will be passed upon for Superholdings and Alamosa by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with the reorganization, including certain federal income tax consequences, will be passed upon for Alamosa by Haynes & Boone, LLP, Dallas, Texas.


                                    EXPERTS


     The consolidated financial statements of Alamosa PCS Holdings, Inc. as of December 31, 1998 and 1999, and from July 16, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999 included in this proxy statement-prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.


     The consolidated financial statements of Roberts Wireless Communications, L.L.C. as of December 31, 1999 and for the year then ended included in this proxy statement-prospectus have been so included in reliance upon the report of Melman, Alton & Co., independent accountants, given on the authority of said firm as experts in accounting and auditing.


     The financial statements of Washington Oregon Wireless, LLC as of December 31, 1999 and 1998, and for the year ended December 31, 1999, and from July 8, 1998 (inception) to December 31, 1999 and 1998 included in this proxy statement-prospectus have been so included in reliance upon the report of Aldrich, Kibride & Tatone, LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.


                                 OTHER MATTERS


     Alamosa does not presently intend to bring any matters other than those described in this proxy statement-prospectus before its special meeting. Further, Alamosa does not have any knowledge of any other matters that may be introduced by other persons. If any other matters do properly come before Alamosa's special meeting, the persons named in the enclosed form of proxy of Alamosa will vote the proxies in their discretion on such matters.


                             STOCKHOLDER PROPOSALS


     Superholdings stockholders may submit proposals to be considered for stockholder action at Superholdings' 2001 Annual Meeting of Stockholders if they do so in accordance with applicable regulations of the SEC and applicable provisions of Superholdings's bylaws. Any of these proposals must have been received by the Secretary of Superholdings no later than a reasonable time before Superholdings begins to print and mail its proxy materials in order to be considered for inclusion in the proxy materials for Superholdings's 2001 Annual Meeting of stockholders. If a stockholder desires to bring business before the 2001 Annual Meeting of Stockholders that is not a proposal submitted to Superholdings for inclusion in Superholdings's proxy statement, notice must be received by the Secretary of Superholdings not later than the tenth day following the day on which public announcement of the date of such meeting is made by Superholdings.

               STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     This proxy statement-prospectus contains statements about future events and expectations, which are "forward-looking statements." Any statement in this proxy statement-prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements include:

     o forecasts of growth in the number of consumers using wireless personal communications services and in estimated populations;

     o statements regarding Alamosa's, Roberts' or WOW's plans for, schedule for and costs of the build-out of their respective portions of the Sprint PCS network;

     o statements regarding Alamosa's, Roberts' or WOW's anticipated revenues, expense levels, liquidity and capital resources, operating losses and future stock price performance;

     o projections of when Alamosa, Roberts or WOW will launch commercial wireless personal communications service in particular markets;

     o statements regarding expectations or projections about markets in Alamosa's, Roberts' or WOW's territory;

     o    statements regarding the anticipated benefits of the reorganization;
          and

     o other statements, including statements containing words such as "may," "might," "could," "would," "anticipate," "believe," "plan," "estimate," "project," "expect," "seek," "intend" and other similar words that signify forward-looking statements.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Alamosa's, Roberts' or WOW's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Specific factors that might cause such a difference include, but are not limited to:

     o Alamosa's, Roberts' or WOW's dependence on their respective affiliation with Sprint PCS;

     o the need to successfully complete the build-out of Alamosa's, Roberts' or WOW's portion of the Sprint PCS network on their respective anticipated schedules;

     o Alamosa's, Roberts' or WOW's limited operating histories and anticipation of future losses;

     o Alamosa's, Roberts' or WOW's dependence on Sprint PCS's back office services;

     o potential fluctuations in Alamosa's, Roberts' or WOW's operating results;

     o Alamosa's, Roberts' or WOW's potential need for additional capital or the need for refinancing existing indebtedness;

     o Alamosa's, Roberts' or WOW's potential inability to expand their respective services and related products in the event of substantial increases in demand for these services and related products;

     o    changes or advances in technology;

     o    changes in government regulation;

     o competition in the industry and markets in which Alamosa, Roberts or WOW operate;

     o    future acquisitions;

     o Alamosa's, Roberts' or WOW's ability to attract and retain skilled personnel; and

     o    general economic and business conditions.


     For a discussion of some of these factors, see "Risk Factors" beginning on page 23.

                      WHERE YOU CAN FIND MORE INFORMATION


     You should rely only on the information contained in this proxy statement-prospectus or information to which Alamosa has referred you. Alamosa has not authorized anyone to provide you with any additional information.


     The documents referred to in this proxy statement-prospectus are available from Alamosa upon request. Alamosa will provide a copy of any and all of the information that is referred to in this proxy statement-prospectus to any person, without charge, upon written or oral request. If exhibits to the documents referred to in this proxy statement-prospectus are not themselves specifically referred to in this proxy statement-prospectus, then the exhibits
will not be provided. Any request for documents should be made by [          ],
2001 to ensure timely delivery of the documents.


  Requests for documents should be directed to:


     Alamosa PCS Holdings, Inc.
     5225 S. Loop 289
     Lubbock, TX 79424
     Attention: Kendall W. Cowan,
     Chief Financial Officer and Secretary

     Alamosa files reports and other information with the Securities and Exchange Commission. Copies of those reports and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

     o    Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     o    Seven World Trade Center, 13th Floor, New York, New York 10048; or

     o Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661

     Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding us. The address of the Securities and Exchange Commission website is http://www.sec.gov.

     Superholdings has filed a registration statement on Form S-4 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to Superholdings' common stock to be issued in the reorganization. This proxy statement-prospectus constitutes the prospectus of Superholdings filed as part of the registration statement. This proxy statement-prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The registration statement and its exhibits are available for inspection and copying as set forth above.


     This proxy statement-prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement-prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement-prospectus nor any distribution of securities pursuant to this proxy statement-prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement-prospectus by reference or in Alamosa's affairs since the date of this proxy statement-prospectus. The information contained in this proxy statement-prospectus with respect to Roberts was provided by Roberts and the information contained in this proxy statement-prospectus with respect to WOW was provided by WOW.

                         INDEX TO FINANCIAL STATEMENTS




ALAMOSA PCS HOLDINGS, INC. AND SUBSIDIARIES AND PREDECESSORS
Consolidated Balance Sheets at September 30, 2000 (unaudited) and December 31, 1999 ......     F-3
Consolidated Statements of Operations (unaudited) for the three and nine months ended
 September 30, 2000 and 1999 .............................................................     F-4
Consolidated Statement of Stockholders' Equity (unaudited) for the nine months ended
 September 30, 2000 ......................................................................     F-5
Consolidated Statements of Cash Flows for the nine months ended September 30, 2000
 (unaudited) and 1999 ....................................................................     F-6
Notes to the Consolidated Financial Statements ...........................................     F-7
Report of Independent Accountants ........................................................    F-19
Consolidated Balance Sheets at December 31, 1999 and 1998 ................................    F-20
Consolidated Statements of Operations for the year ended December 31, 1999 and for the
 period July 16, 1998 (inception) through December 31, 1998 ..............................    F-21
Consolidated Statements of Stockholders' Equity for the period July 16, 1998
 (inception) through the year ended December 31, 1999 ....................................    F-22
Consolidated Statements of Cash Flows for the year ended December 31, 1999 and for the
 period July 16, 1998 (inception) through December 31, 1998 ..............................    F-23
Notes to Consolidated Financial Statements ...............................................    F-24
Report of Independent Accountants on Financial Statement Schedule ........................    F-39
Schedule II ..............................................................................    F-40
ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY
Consolidated Balance Sheets at September 30, 2000 (unaudited) and December 31, 1999 ......    F-41
Consolidated Statements of Operations (unaudited) for the nine months ended
 September 30, 2000 and 1999 .............................................................    F-42
Consolidated Statements of Cash Flows (unaudited) for the nine months ended
 September 30, 2000 and 1999 .............................................................    F-43
Notes to Consolidated Financial Statements ...............................................    F-44
Independent Auditors' Report .............................................................    F-46
Consolidated Balance Sheet at December 31, 1999 ..........................................    F-47
Consolidated Statements of Operations for the year ended December 31, 1999 and for the
 period May 6, 1998 (inception) through December 31, 1998 (unaudited) ....................    F-48
Consolidated Statement of Members' Equity (Deficit) for the year ended December 31,
 1999 ....................................................................................    F-49
Consolidated Statements of Cash Flows for the year ended December 31, 1999 and for the
 period May 6, 1998 (inception) through December 31, 1998 (unaudited) ....................    F-50
Notes to Consolidated Financial Statements ...............................................    F-51
WASHINGTON OREGON WIRELESS, LLC
Consolidated Balance Sheets at September 30, 2000 (unaudited) and December 31, 1999 ......    F-55
Consolidated Statements of Operations (unaudited) for the three and nine months ended
 September 30, 2000 and 1999 .............................................................    F-56
Consolidated Statement of Members' Equity (Deficit) (unaudited) for the nine months
 ended September 30, 2000 ................................................................    F-57
Consolidated Statements of Cash Flows (unaudited) for the nine months ended September
 30, 2000 and 1999 .......................................................................    F-58
Notes to Consolidated Financial Statements ...............................................    F-59
Independent Auditors' Report .............................................................    F-65
Balance Sheets at December 31, 1999 and 1998 .............................................    F-66

Statements of Operations for the year ended December 31, 1999, for the period July 8,
 1998 (inception) through December 31, 1999 and for the period July 8, 1998 (inception)
 through December 31, 1998 ............................................................    F-67
Statements of Members' Equity (Deficit) for the period July 8, 1998 (inception) through
 December 31, 1999 ....................................................................    F-68
Statements of Cash Flows for the year ended December 31, 1999, for the period
 July 8, 1998 (inception) through December 31, 1999 and for the period July 8, 1998
 (inception) through December 31, 1998 ................................................    F-69
Notes to Financial Statements .........................................................    F-70

         ALAMOSA PCS HOLDINGS, INC. AND SUBSIDIARIES AND PREDECESSORS

                          CONSOLIDATED BALANCE SHEETS

                                                                      SEPTEMBER 30, 2000    DECEMBER 31, 1999
                                                                     --------------------  ------------------
                                                                          (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents ........................................     $ 172,633,478        $   5,655,711
 Accounts receivable, net of allowance for doubtful accounts of
   $1,014,436 at September 30, 2000 and $161,704 at
   December 31, 1999 ..............................................         9,662,519            1,675,636
 Inventory ........................................................         2,578,842            5,777,375
 Prepaid expenses and other assets ................................           774,179              882,516
                                                                        -------------        -------------
   Total current assets ...........................................       185,649,018           13,991,238
 Property and equipment, net ......................................       189,521,616           84,713,724
 Notes receivable from Roberts and Roberts Holdings'
   members ........................................................        22,196,043                   --
 Debt issuance costs, net .........................................        13,482,401            3,743,308
 Restricted cash ..................................................                --              518,017
 Other noncurrent assets ..........................................         2,135,420            1,525,912
                                                                        -------------        -------------
   Total assets ...................................................     $ 412,984,498        $ 104,492,199
                                                                        =============        =============
 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
 Accounts payable and accrued expenses ............................     $  37,171,288        $  15,203,103
 Accounts payable to related parties ..............................         2,067,982            1,182,225
 Current installments of capital leases ...........................            23,510               21,818
 Bank line of credit ..............................................                --              363,665
 Microwave relocation obligations .................................           263,366            3,578,155
                                                                        -------------        -------------
   Total current liabilities ......................................        39,526,146           20,348,966
Long-term debt ....................................................       207,351,584           71,876,379
Capital lease obligations, noncurrent .............................           809,173              827,024
                                                                        -------------        -------------
   Total liabilities ..............................................       247,686,903           93,052,369
                                                                        -------------        -------------
Commitments and contingencies
Stockholders' equity:
 Preferred stock, $.01 par value; 10,000,000 shares authorized;
   no shares issued ...............................................                --                   --
 Common stock, $.01 par value; 290,000,000 shares authorized,
   61,354,856 and 48,500,008 issued and outstanding at
   September 30, 2000 and December 31, 1999, respectively .........           613,548              485,000
 Additional paid-in capital .......................................       245,953,564           50,824,876
 Accumulated deficit ..............................................       (79,717,514)         (33,759,681)
 Unearned compensation ............................................        (1,552,003)          (6,110,365)
                                                                        -------------        -------------
   Total stockholders' equity .....................................       165,297,595           11,439,830
                                                                        -------------        -------------
   Total liabilities and stockholders' equity .....................     $ 412,984,498        $ 104,492,199
                                                                        =============        =============



               The accompanying notes are an integral part of the
                       consolidated financial statements.

         ALAMOSA PCS HOLDINGS, INC. AND SUBSIDIARIES AND PREDECESSORS

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                          THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                             SEPTEMBER 30,                         SEPTEMBER 30,
                                                  -----------------------------------   -----------------------------------
                                                        2000               1999               2000               1999
                                                  ----------------   ----------------   ----------------   ----------------
                                                     (UNAUDITED)        (UNAUDITED)        (UNAUDITED)
Revenue:
 Service revenue ..............................    $  20,754,150      $   1,121,561      $  45,900,325      $   1,123,065
 Product sales ................................        2,228,949            779,464          6,001,373            813,052
                                                   -------------      -------------      -------------      -------------
   Total revenue ..............................       22,983,099          1,901,025         51,901,698          1,936,117
                                                   -------------      -------------      -------------      -------------
Costs and expenses:
 Cost of service and operations ...............       14,720,863          1,520,735         32,846,645          2,189,054
 Cost of service and operations -- related
   parties ....................................          198,369             38,818            523,149             38,818
 Cost of products sold ........................        4,604,697          1,811,780         11,636,860          1,844,238
 Selling and marketing ........................       11,328,579          3,016,576         25,311,135          3,882,642
 Selling and marketing -- related parties .....          238,256            230,624            450,630            320,436
 General and administrative expenses
   (excluding non-cash compensation
   expense) ...................................        2,872,635          1,564,109          5,950,782          2,854,572
 Equity participation compensation
   expense ....................................          511,116          4,028,205          5,404,862          6,822,037
 General and administrative -- related
   parties ....................................          114,118            159,541            493,171            294,881
 Depreciation and amortization ................        3,015,497            809,680          7,763,434            936,736
                                                   -------------      -------------      -------------      -------------
   Total costs and expenses ...................       37,604,130         13,180,068         90,380,668         19,183,414
                                                   -------------      -------------      -------------      -------------
   Loss from operations .......................      (14,621,031)       (11,279,043)       (38,478,970)       (17,247,297)
                                                   -------------      -------------      -------------      -------------
Interest and other income .....................        4,112,352            103,675         10,834,815            444,746
Interest expense ..............................       (6,961,479)          (750,489)       (18,313,678)          (885,868)
                                                   -------------      -------------      -------------      -------------
   Net loss ...................................    $ (17,470,158)     $ (11,925,857)     $ (45,957,833)     $ (17,688,419)
                                                   =============      =============      =============      =============
Net loss per common share, basic
 and diluted ..................................    $       (0.28)     $       (0.25)     $       (0.77)     $       (0.36)
                                                   =============      =============      =============      =============
Weighted average common shares
 outstanding, basic and diluted ...............       61,354,715         48,500,008         59,808,408         48,500,008
                                                   =============      =============      =============      =============



               The accompanying notes are an integral part of the
                       consolidated financial statements.

         ALAMOSA PCS HOLDINGS, INC. AND SUBSIDIARIES AND PREDECESSORS

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                  (UNAUDITED)


                                 PREFERRED STOCK        COMMON STOCK
                                ----------------- ------------------------
                                 SHARES   AMOUNT     SHARES       AMOUNT
                                -------- -------- ------------ -----------
Balance, January 1, 2000 ......     --    $  --    48,500,008   $485,000
Initial public offering .......     --       --    12,321,100    123,211
Exercise of stock options .....     --       --       533,748      5,337
Amortization of unearned
 compensation .................     --       --            --         --
Unearned compensation .........     --       --            --         --
Net loss ......................     --       --            --         --
                                 -----    -----    ----------   --------
Balance, September 30,
 2000..........................     --    $  --    61,354,856   $613,548
                                 =====    =====    ==========   ========

                                  ADDITIONAL
                                    PAID-IN       ACCUMULATED        UNEARNED
                                    CAPITAL         DEFICIT        COMPENSATION         TOTAL
                                -------------- ----------------- ---------------- ----------------
Balance, January 1, 2000 ......  $ 50,824,876    $ (33,759,681)    $ (6,110,365)   $  11,439,830
Initial public offering .......   193,664,076               --               --      193,787,287
Exercise of stock options .....       618,112               --               --          623,449
Amortization of unearned
 compensation .................            --               --        5,404,862        5,404,862
Unearned compensation .........       846,500               --         (846,500)              --
Net loss ......................            --      (45,957,833)              --      (45,957,833)
                                 ------------    -------------     ------------    -------------
Balance, September 30,
 2000..........................  $245,953,564    $ (79,717,514)    $ (1,552,003)   $ 165,297,595
                                 ============    =============     ============    =============



               The accompanying notes are an integral part of the
                       consolidated financial statements.

         ALAMOSA PCS HOLDINGS, INC. AND SUBSIDIARIES AND PREDECESSORS

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                      NINE MONTHS ENDED     NINE MONTHS ENDED
                                                                     SEPTEMBER 30, 2000     SEPTEMBER 30, 1999
                                                                    --------------------   -------------------
                                                                         (UNAUDITED)
Cash flows from operating activities:
 Net loss .......................................................      $  (45,957,833)        $ (17,688,419)
 Adjustments to reconcile net loss to net cash used in
   operating activities:
   Non-cash compensation expense ................................           5,404,862             6,822,037
   Depreciation and amortization ................................           7,763,434               936,736
   Amortization of debt issuance costs ..........................           1,023,520               178,264
   Deferred interest expense ....................................          16,599,368               544,055
   Loss from disposition of interest rate cap premiums ..........             266,178                    --
   Loss from asset disposition ..................................              54,130                    --
   (Increase) decrease in asset accounts:
    Accounts receivable .........................................          (7,986,883)             (832,827)
    Inventory ...................................................           3,198,533            (4,989,500)
    Prepaid expenses and other assets ...........................            (561,278)             (653,311)
 Increase (decrease) in liability accounts:
    Accounts payable and accrued expenses .......................           5,020,364             6,344,077
                                                                       --------------         -------------
    Net cash used in operating activities .......................         (15,175,605)           (9,338,888)
                                                                       --------------         -------------
Cash flows from investing activities:
 Additions to property and equipment ............................         (98,209,298)          (17,684,600)
 Issuance of notes receivable to Roberts and Roberts Holdings'
   members ......................................................         (22,196,043)                   --
 Payment (issuance) of notes receivable from officer ............             100,000              (100,000)
 Acquisition related costs ......................................          (1,736,808)                   --
 Purchase of minority interest in subsidiary ....................             255,000                    --
 Change in restricted cash ......................................             518,017            (1,000,000)
                                                                       --------------         -------------
   Net cash used in investing activities ........................        (121,269,132)          (18,784,600)
                                                                       --------------         -------------
Cash flows from financing activities:
 Equity offering proceeds .......................................         208,589,367                    --
 Equity offering costs ..........................................         (13,598,942)                   --
 Issuance of Senior Discount Notes ..............................         187,096,000                    --
 Debt issuance costs ............................................         (10,762,613)             (230,942)
 Stock options exercised ........................................             623,449                    --
 Capital contributions ..........................................                  --            10,000,000
 Proceeds from issuance of long-term debt .......................           7,758,175            12,289,626
 Repayments of long-term debt ...................................         (76,239,373)                   --
 Payments on capital leases .....................................             (16,159)              (20,633)
 Interest rate cap premiums .....................................             (27,400)             (233,700)
 Bank overdraft .................................................                  --               244,369
                                                                       --------------         -------------
   Net cash provided by financing activities ....................         303,422,504            22,048,720
                                                                       --------------         -------------
   Net increase (decrease) in cash and cash equivalents .........         166,977,767            (6,074,768)
Cash and cash equivalents at beginning of period ................           5,655,711            13,529,077
                                                                       --------------         -------------
Cash and cash equivalents at end of period ......................      $  172,633,478         $   7,454,309
                                                                       ==============         =============



               The accompanying notes are an integral part of the
                       consolidated financial statements.

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL INFORMATION

     The consolidated balance sheet as of September 30, 2000, the consolidated statements of operations for the three months and nine months ended September 30, 2000 and 1999, the consolidated statement of stockholders' equity for the nine months ended September 30, 2000, and the consolidated statements of cash flows for the nine months ended September 30, 2000 and 1999, and related footnotes, have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles. The financial statements as of and for the period ended September 30, 1999 are audited. The financial statements for the three months ended September 30, 1999 and as of and for the nine months ended September 30, 2000 are unaudited. In the opinion of management, the interim data includes all adjustments (consisting of only normally recurring adjustments) necessary for a fair statement of the results for the interim periods. Operating results for the three months and nine months ended September 30, 2000 are not necessarily indicative of results that may be expected for the year ending December 31, 2000.

     Certain reclassifications of prior period amounts have been made to conform to current period presentation.


2. ORGANIZATION AND BUSINESS OPERATIONS

     Alamosa PCS Holdings, Inc. ("Holdings") was formed in October 1999 in anticipation of an initial public offering which occurred in February 2000. Immediately prior to the offering, shares of Holdings, the registrant, were exchanged for Alamosa PCS LLC's ("Alamosa") membership interests, and Alamosa became wholly owned by Holdings. These financial statements are presented as if the reorganization had occurred as of the beginning of the periods presented. There were no activities within Holdings prior to the reorganization. Holdings and its subsidiaries, including Alamosa, are collectively referred to as the "Company." Other subsidiaries formed include Texas Telecommunications LP, Alamosa Wisconsin Limited Partnership, Alamosa Wisconsin GP, LLC, Alamosa Finance, LLC, Alamosa Limited, LLC, Alamosa Delaware GP, LLC, Alamosa PCS, Inc and Alamosa Operations, Inc.

     Alamosa and its successor Alamosa PCS, Inc., referred to in these financial statements as "Alamosa," was formed in July 1998 as a Texas limited liability company. In July 1998, Alamosa entered into affiliation agreements with Sprint PCS, the PCS Group of Sprint Corporation. These affiliation agreements provided Alamosa with the exclusive right to build, own and manage a wireless voice and data services network in markets with over 5.2 million residents located in Texas, New Mexico, Arizona and Colorado under the Sprint PCS brand. Alamosa amended its affiliation agreements with Sprint PCS in December 1999 to expand its services network so that it will include 8.4 million residents. Alamosa is required to build out the wireless network according to Sprint PCS specifications. The affiliation agreements are in effect for a term of 20 years with three 10-year renewal options unless terminated by either party under provisions outlined in the affiliation agreements. The affiliation agreements include indemnification clauses between Alamosa and Sprint PCS to indemnify each other against claims arising from violations of laws or the affiliation agreements, other than liabilities resulting from negligence or willful misconduct of the party seeking to be indemnified.

     Holdings and Alamosa were in the development stage from July 1998 through December 31, 1999. This stage was characterized by significant expenditures for the design and construction of the wireless network and no significant operating revenue.


3. NET LOSS PER COMMON SHARE

     Net loss per share is calculated by dividing net loss by the weighted average number of shares of common stock. Weighted average shares outstanding is computed after giving effect to the reorganization

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


of the Company described in Note 2. The calculation was made in accordance with SFAS No. 128, "Earnings Per Share." Weighted average shares outstanding at September 30, 2000 exclude incremental potential common shares from stock options because inclusion would have been antidilutive.


4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:



                                            SEPTEMBER 30, 2000     DECEMBER 31, 1999
                                           --------------------   ------------------
                                                (UNAUDITED)
Land and buildings .....................      $   3,227,559          $  2,817,426
Network equipment ......................        130,092,578            76,867,836
Vehicles ...............................          1,135,415               477,353
Furniture and office equipment .........          7,531,566             2,266,966
                                              -------------          ------------
                                                141,987,118            82,429,581
Accumulated depreciation ...............        (10,585,924)           (2,974,674)
                                              -------------          ------------
   Subtotal ............................        131,401,194            79,454,907
                                              -------------          ------------
Microwave relocation costs .............          3,943,315             3,578,155
Accumulated amortization ...............           (222,672)              (84,312)
                                              -------------          ------------
   Subtotal ............................          3,720,643             3,493,843
                                              -------------          ------------
Construction in progress:
 Network equipment .....................         50,442,513               374,680
 Leasehold improvements ................          3,957,266             1,390,294
                                              -------------          ------------
   Subtotal ............................         54,399,779             1,764,974
                                              -------------          ------------
   Total ...............................      $ 189,521,616          $ 84,713,724
                                              =============          ============



5. LONG-TERM DEBT

     Long-term debt consisted of the following:






                                                          SEPTEMBER 30, 2000     DECEMBER 31, 1999
                                                         --------------------   ------------------
                                                              (UNAUDITED)
Debt outstanding under credit facilities:
 Senior Discount Notes ...............................       $202,827,743       $ --
 EDC Credit Facility .................................          4,523,841       71,876,379
 Bank line of credit .................................                 --          363,665
                                                             ------------       -------------
Total debt ...........................................        207,351,584       72,240,044
Less current maturities ..............................                 --          363,665
                                                             ------------       -------------
Long-term debt, excluding current maturities .........       $207,351,584       $71,876,379
                                                             ============       =============



     SENIOR DISCOUNT NOTES -- On December 23, 1999, Holdings filed a registration statement with the SEC for the issuance of $350 million face amount of Senior Discount Notes (the "Notes Offering"). The Notes Offering was completed on February 4, 2000 and generated net proceeds of approximately $181 million after underwriters' commissions and expenses of approximately $6.5 million. The Senior Discount Notes (the "Notes") mature in ten years (February 15, 2010), carry a coupon rate of 12 7/8%, and provide for interest deferral for the first five years. The Notes will accrete to their $350 million face amount by February 8, 2005, after which, interest will be paid in cash semiannually. The proceeds of the Notes Offering were used to prepay $75 million of the EDC Credit Facility, and the balance will be used to pay costs to build out the system, to fund operating working capital needs and for other general corporate purposes. Significant terms of the Notes include:

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     RANKING -- The Notes are senior unsecured obligations of Holdings, equal in right of payment to all future senior debt of Holdings and senior in right of payment to all future subordinated debt of Holdings;

     GUARANTEES -- The Notes are unsecured obligations and rank equally with all existing and future senior debt and senior to all existing and future subordinate debt. The Notes are fully and unconditionally, jointly and severally guaranteed on a subordinated, unsecured basis, by all the existing and any future restricted subsidiaries of Holdings.

     OPTIONAL REDEMPTION -- During the first thirty six (36) months after the Notes Offering, Holdings may use net proceeds of an equity offering to redeem up to 35% of the accreted value of the notes at a redemption price of 112 7/8%;

     CHANGE OF CONTROL -- Upon a change of control as defined by the Notes Offering, Holdings will be required to make an offer to purchase the Notes at a price equal to 101% of the accreted value (original principal amount plus accrued interest) before February 15, 2005, or 101% of the principal amount at maturity thereafter; and

     RESTRICTIVE COVENANTS -- The indenture governing the Notes contain covenants that, among other things and subject to important exceptions, limit Holdings' ability and the ability of Holdings' subsidiaries to incur additional debt, issue preferred stock, pay dividends, redeem capital stock or make other restricted payments or investments as defined by the Notes Offering, create liens on assets, merge, consolidate or dispose of assets, or enter into transactions with affiliates and change lines of business.

     EDC CREDIT FACILITY -- On February 8, 2000 Alamosa entered into an Amended and Restated Credit Agreement with Nortel Networks Inc. ("Nortel"), and on June 23, 2000, Nortel assigned the entirety of its loans and commitments under the Amended and Restated Credit Agreement to Export Development Corporation ("EDC"). Then Alamosa entered into a Second Amended and Restated Credit Agreement with EDC (the "EDC Credit Facility"). The proceeds of the EDC Credit Facility are used to purchase equipment, to fund the construction of the Company's portion of the Sprint PCS network, and to pay associated financing costs. The financing terms permitted Alamosa to borrow $250 million (which was subsequently reduced to $175 million as a result of the prepayment of $75 million outstanding) under three commitment tranches through August 8, 2002, and requires minimum equipment purchases. The Tranche A Commitment and Tranche A Note provide for borrowings up to $116.9 million, the Tranche B Commitment and Tranche B Note provide for borrowings up to $40.6 million and The Tranche C Commitment and Tranche C Note provide for borrowings up to $17.5 million.

     The EDC Credit Facility is collateralized by all of Alamosa's current and future assets and capital stock. Alamosa is required to maintain certain financial ratios and other financial conditions including minimum levels of revenue and wireless subscribers.

     Terms and conditions of the EDC Credit Facility after the assignment on June 23, 2000 are essentially the same as before the assignment and second amendment and restatement. However, the Company is no longer required to maintain a $1 million cash balance as collateral against the EDC Credit Facility.

     Alamosa may borrow money under the EDC Credit Facility as either a base rate loan with an interest rate of prime plus 2.75%, or a Eurodollar loan with an interest rate of the London interbank offered rate, commonly referred to as LIBOR, plus 3.75%. The LIBOR interest rate was 6.81% at September 30, 2000. In addition, an annual unused facility fee of 0.75% was charged beginning August 8, 2000 on the portion of the available credit that has not been borrowed. Until the earliest of (a) the date the Tranche C Commitment is fully funded,
(b) August 8, 2002, or (c) February 8, 2002 (if we have not borrowed at least $45.5 million under all three commitment tranches by that date), interest accrued under the EDC credit facility can be added to the principal amount of the loan. Thereafter, interest is payable monthly in the case of base rate loans and at the end of the applicable interest period, not to exceed three months, in the case of Eurodollar loans. Interest expense for the period ended September 30, 2000 totaled $1,071,123. Unused facility fee for the period ended September 30, 2000 totaled $188,234. Principal is payable in 20

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


quarterly installments beginning September 30, 2002 (except that installments of principal must be paid beginning March 31, 2001 if we have not borrowed an additional $45.5 million, approximately, by February 8, 2001). Alamosa may voluntarily prepay any of the loans at any time, but any amount repaid may not be reborrowed since there are no revolving credit features. Alamosa must make mandatory prepayments under certain circumstances, including 50% of the excess cash flow, as computed under the EDC Credit Facility, after March 31, 2003 and any amount in excess of $250,000 received for asset sales outside the ordinary course of business or insurance proceeds, to the extent not reinvested in property or assets within a stated period of time. Mandatory prepayments of excess cash flow will be required sooner if Alamosa has not borrowed an additional $45.5 million, approximately, by February 8, 2001, or if Alamosa fully borrows all amounts that it is entitled to borrow under the Tranche A commitment before March 31, 2002. All prepayments are applied to the outstanding loan balances pro rata in the inverse order of maturity, except where there is a borrowing base shortage, in which case prepayments are first applied there, and then pro rata among all three commitment tranches.

     The original commitment terms provided for warrants representing 2% of the outstanding common stock of Holdings. These warrants were eliminated, by prior agreement, when Alamosa used $75 million of the equity contribution from Holdings to prepay, in February 2000, amounts previously borrowed under the EDC Credit Facility, and are not currently a requirement of the facility.

     In addition to the $75 million prepayment, in conjunction with the closing of the new facility, Alamosa also paid accrued interest of approximately $852,500 and origination fees and expenses of $3,995,000.

     As a condition of the financing, Sprint PCS has entered into a consent and agreement with Nortel, that Nortel assigned to EDC, which has been acknowledged by Alamosa, that modifies Sprint PCS's rights and remedies under its affiliation agreements with Alamosa. Among other things, Sprint PCS consented to the pledge of substantially all of Alamosa's assets to Nortel (and after the assignment to EDC), including the affiliation agreements. In addition, Sprint PCS may not terminate the affiliation agreements with Alamosa and must maintain 10 MHz of PCS spectrum in Alamosa's markets until the EDC Credit Facility is satisfied or Alamosa's assets are sold pursuant to the terms of the consent and agreement with EDC.

     Alamosa incurred approximately $8,256,000 of costs associated with obtaining the EDC Credit Facility. Those costs consisted of loan origination fees, legal fees and other debt issuance costs that have been capitalized and are being amortized to interest expense using the straight-line method over the term of the EDC Credit Facility.

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. GUARANTOR FINANCIAL STATEMENTS


     Set forth below are consolidating financial statements of the guarantor and guarantor's subsidiaries and Alamosa Operations, Inc. ("Operations") which is Holdings' non-guarantor subsidiary (the "Non-Guarantor Subsidiary") of the Senior Discount Notes. Separate financial statements of each guarantor subsidiary have not been provided because management has determined that they are not material to investors.

                          CONSOLIDATING BALANCE SHEET
                           AS OF SEPTEMBER 30, 2000
                                ($ IN THOUSANDS)




                                                 GUARANTOR &
                                                 GUARANTOR'S     NON-GUARANTOR
                                                SUBSIDIARIES      SUBSIDIARY      ELIMINATIONS     CONSOLIDATED
                                               --------------   --------------   --------------   -------------
ASSETS
Current Assets:
 Cash and cash equivalents .................     $ 170,888         $  1,745        $      --        $ 172,633
 Accounts receivable, net of allowance .....         9,363              300               --            9,663
 Intercompany receivable ...................        25,678               --          (25,678)              --
 Inventory .................................         2,579               --               --            2,579
 Prepaid expenses and other assets .........           443              331               --              774
                                                 ---------         --------        ---------        ---------
   Total current assets ....................       208,951            2,376          (25,678)         185,649
Property and equipment, net ................       189,522               --               --          189,522
Notes receivable ...........................            --           22,196               --           22,196
Debt issuance costs, net ...................        13,482               --               --           13,482
Other non-current assets ...................           398            1,737               --            2,135
                                                 ---------         --------        ---------        ---------
   Total assets ............................     $ 412,353         $ 26,309        $ (25,678)       $ 412,984
                                                 =========         ========        =========        =========
LIABILITIES AND EQUITY
Current Liabilities:
 Accounts payable and accrued expenses......     $  39,263         $     --        $      --        $  39,263
 Intercompany payable ......................            --           25,678          (25,678)              --
 Microwave relocation obligation ...........           263               --               --              263
                                                 ---------         --------        ---------        ---------
   Total current liabilities ...............        39,526           25,678          (25,678)          39,526
Long-term debt .............................       207,352               --               --          207,352
Capital lease obligations ..................           809               --               --              809
                                                 ---------         --------        ---------        ---------
   Total liabilities .......................       247,687           25,678          (25,678)         247,687
                                                 ---------         --------        ---------        ---------
Stockholders' Equity:
 Preferred stock, par value $.01 per share
   10,000,000 shares authorized; no
   shares issued and outstanding ...........            --               --               --               --
 Common stock, $.01 par value;
   290,000,000 shares authorized ...........            --               --               --               --
   61,354,856 issued and outstanding .......           613               --               --              613
 Additional paid-in capital ................       245,954               --               --          245,954
 Accumulated (deficit) earnings ............       (80,349)             631               --          (79,718)
 Unearned compensation .....................        (1,552)              --               --           (1,552)
                                                 ---------         --------        ---------        ---------
   Total Equity ............................       164,666              631               --          165,297
                                                 ---------         --------        ---------        ---------
   Total liabilities and stockholders'
    equity .................................     $ 412,353         $ 26,309        $ (25,678)       $ 412,984
                                                 =========         ========        =========        =========

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                     CONSOLIDATING STATEMENT OF OPERATIONS
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                                ($ IN THOUSANDS)






                                              GUARANTOR &        NON-
                                              GUARANTOR'S      GUARANTOR
                                             SUBSIDIARIES     SUBSIDIARY     ELIMINATIONS     CONSOLIDATED
                                            --------------   ------------   --------------   -------------
Revenues:
 Services revenues ......................     $   45,901         $ --             $--          $  45,901
 Product sales ..........................          6,001           --              --              6,001
                                              ----------         ----             ---          ---------
    Total revenue .......................         51,902           --              --             51,902
Cost of services and operations .........         33,370           --              --             33,370
Cost of products sold ...................         11,637           --              --             11,637
Selling and marketing ...................         25,762           --              --             25,762
General and administrative ..............          6,444           --              --              6,444
Non-cash compensation ...................          5,405           --              --              5,405
Depreciation and amortization ...........          7,763           --              --              7,763
                                              ----------         ----             ---          ---------
   Loss from operations .................        (38,479)          --              --            (38,479)
Interest and other income ...............         10,204          631              --             10,835
Interest expense ........................        (18,314)          --              --            (18,314)
                                              ----------         ----             ---          ---------
   Net income (loss) ....................     $  (46,589)        $631             $--          $ (45,958)
                                              ==========         ====             ===          =========

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                     CONSOLIDATING STATEMENT OF CASH FLOWS
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                                ($ IN THOUSANDS)






                                                       GUARANTOR &        NON-
                                                       GUARANTOR'S      GUARANTOR
                                                      SUBSIDIARIES     SUBSIDIARY     ELIMINATIONS     CONSOLIDATED
Cash flows from operating activities:
Net income (loss) ................................     $  (46,589)     $     631       $      --       $  (45,958)
Adjustments to reconcile net loss to net cash
 used in operating activities: ...................             --             --              --               --
 Non-cash compensation expense ...................          5,405             --              --            5,405
 Depreciation and amortization ...................          7,763             --              --            7,763
 Amortization of debt issuance costs .............          1,024             --              --            1,024
 Deferred interest expense .......................         16,599             --              --           16,599
 Loss from disposition of interest rate cap
   premiums ......................................            266             --              --              266
 Loss from asset disposition .....................             54             --              --               54
 (Increase) decrease in asset accounts:
   Accounts receivable ...........................         (9,365)          (300)          1,678           (7,987)
   Inventory .....................................          3,199             --              --            3,199
   Prepaid expense and other assets ..............           (230)          (331)             --             (561)
 Increase (decrease) in liability accounts:
   Accounts payable and accrued expenses .........          5,020          1,678          (1,678)           5,020
                                                       ----------      ---------       ---------       ----------
    Net cash provided by (used in) operating
      activities .................................        (16,854)         1,678              --          (15,176)
                                                       ----------      ---------       ---------       ----------
Cash flows from investing activities:
 Additions to property and equipment .............        (98,209)            --              --          (98,209)
 Intercompany receivable .........................        (24,000)            --          24,000               --
 Intercompany payable ............................             --         24,000         (24,000)              --
 Issuance of notes receivable ....................            100        (22,196)             --          (22,096)
 Acquisition related costs .......................             --         (1,737)             --           (1,737)
 Purchase of minority interest in subsidiary .....            255             --              --              255
 Change in restricted cash .......................            518             --              --              518
                                                       ----------      ---------       ---------       ----------
   Net cash provided by (used in) investing
    activities ...................................       (121,336)            67              --         (121,269)
                                                       ----------      ---------       ---------       ----------
Cash flows from financing activities:
 Equity offering proceeds ........................        208,589             --              --          208,589
 Equity offering costs ...........................        (13,599)            --              --          (13,599)
 Issuance of Senior Discount Notes ...............        187,096             --              --          187,096
 Debt issuance cost ..............................        (10,763)            --              --          (10,763)
 Stock options exercised .........................            623             --              --              623
 Proceeds from issuance of long-term debt ........          7,758             --              --            7,758
 Repayments of long-term debt ....................        (76,239)            --              --          (76,239)
 Payments on capital leases ......................            (16)            --              --              (16)
 Interest rate cap premiums ......................            (27)            --              --              (27)
                                                       ----------      ---------       ---------       ----------
    Net cash provided by financing activities.....        303,422             --              --          303,422
                                                       ----------      ---------       ---------       ----------
    Net increase in cash and cash equivalents.....        165,232          1,745              --          166,977
Cash and cash equivalents at beginning of
 period ..........................................          5,656             --              --            5,656
                                                       ----------      ---------       ---------       ----------
Cash and cash equivalents at end of period .......     $  170,888      $   1,745       $      --       $  172,633
                                                       ==========      =========       =========       ==========

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. STOCK-BASED COMPENSATION


     Holdings adopted an Incentive Stock Option Plan (the "Plan") effective November 12, 1999, which provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of Holdings' common stock and for other stock-based awards to officers, directors and key employees for the direction and management of the Company and to non-employee consultants and independent contractors. At December 31, 1999 and September 30, 2000, 7,000,000 shares of common stock were reserved for issuance under the Plan. The compensation committee of the board of directors administers the Plan and determines grant prices and vesting periods.

     The Company applies APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee and non-employee director stock options and applies SFAS No. 123, "Accounting for Stock Based Compensation" and related interpretations in accounting for other non-employee options. Total non-cash compensation expense of $6,822,037 was recorded as of September 30, 1999. As of September 30, 2000, the Company has recorded unearned compensation of $15,156,376. This amount is being recognized over the vesting period in accordance with FASB Interpretation No. 28 when applicable. As of September 30, 2000, non-cash compensation of $5,404,862 and $511,116 has been recognized for the nine months and quarter, respectively. At September 30, 2000, the remaining unamortized unearned compensation totaled $1,552,003.

     The following summarizes activity under the Company's stock option plans:





                                                                NUMBER OF OPTIONS
                                                         -------------------------------
                                                           NINE MONTHS
                                                              ENDED          YEAR ENDED
                                                          SEPTEMBER 30,     DECEMBER 31,
                                                               2000             1999
                                                         ---------------   -------------
Options outstanding at beginning of period ...........      5,282,000          873,000
Granted ..............................................      2,003,150        5,282,000
Exercised ............................................       (506,417)              --
Cancelled ............................................       (126,499)        (873,000)
                                                            ---------        ---------
Options outstanding at the end of the period .........      6,652,234        5,282,000
                                                            =========        =========



8. COMMITMENTS AND CONTINGENCIES

     On December 21, 1998, Alamosa entered into a three-year agreement with Nortel to purchase network equipment and infrastructure. Pursuant to that agreement, Nortel also agreed to provide installation and optimization services, such as network engineering and radio frequency engineering, for the equipment and to grant Alamosa a nonexclusive license to use the software associated with the Nortel equipment. Under the original agreement, Alamosa committed to purchase $82.0 million worth of equipment and services from Nortel, and Nortel agreed to finance these purchases pursuant to the EDC Credit Facility, which was assigned by Nortel to EDC on June 23, 2000. Under the Nortel equipment agreement, Alamosa received a discount on the network equipment and services because of the Company's affiliation with Sprint PCS, but paid a premium on any equipment and services financed by Nortel. If Alamosa's affiliation with Sprint PCS ends, Nortel has the right to either terminate the agreement or, with Alamosa's consent, modify the agreement to establish new prices, terms and conditions. On February 8, 2000, the Company amended its equipment purchase contract with Nortel and increased its purchase commitment to $167 million. In addition, the requirement to pay a premium for purchases financed by Nortel was eliminated. As of September 30, 2000, Alamosa had remaining commitments of approximately $39 million under the Nortel equipment agreement.

     CONTRACT FOR TOWERS -- On February 22, 2000, the Company entered into a Master Design Build Agreement with a tower contractor to provide towers in the expansion areas including Wisconsin.

     On July 31, 2000, Holdings signed definitive agreements to merge two Sprint PCS affiliates, Roberts Wireless Communications, L.L.C ("Roberts") and Washington Oregon Wireless, LLC ("WOW") into its operations through the formation of a new holding company, Alamosa Holdings, Inc. ("Superholdings").

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Roberts has a management agreement with Sprint PCS to provide personal communications services to approximately 2.5 million residents primarily in the state of Missouri. WOW has a similar management agreement with Sprint PCS to provide services to approximately 1.5 million people primarily in Washington and Oregon.

     Each of these agreements is subject to the customary conditions to closing, and there is no guarantee that they will close on schedule or at all. It is anticipated that both of these transactions will be accounted for under the purchase accounting method.

     The consummation of these transactions contemplates a merger of the Company, pursuant to which the Company, Roberts and WOW will become subsidiaries of Superholdings and the Company's stockholders will become stockholders of Superholdings.

     Roberts is a wholly owned subsidiary of Roberts Wireless Holdings, L.L.C. ("Roberts Holdings"). Pursuant to the Roberts merger agreement, the members of Roberts Holdings will receive 13.5 million shares of Superholdings common stock and approximately $4.0 million in cash. Superholdings will assume the net debt of Roberts in the transaction, which amounted to approximately $56.0 million as of September 30, 2000.

     WOW is a wholly owned subsidiary of WOW Holdings, LLC ("WOW Holdings"). Pursuant to the WOW merger agreement, the members of WOW Holdings will receive
6.05 million shares of Superholdings common stock and $12.5 million in cash. Superholdings will assume the net debt of WOW in the transaction, which amounted to approximately $30 million as of September 30, 2000.

     In addition, on July 31, 2000, Operations entered into services agreements with Roberts and WOW, effective July 31, 2000 and September 1, 2000, respectively, whereby Operations began to manage the operations of Roberts and WOW, pending completion of the mergers. Operations provides various services in connection with the operation of Roberts' and WOW's businesses, including (a) all network management services, (b) management of all sales and marketing services, (c) through the management agreements with Sprint PCS, customer care, billing, and other services, and (d) certain general and administrative, executive, financial and accounting, human resources, legal and other professional and forecasting services. Under the terms of the agreement, Roberts and WOW each pay Operations a management fee of $100,000 per month for the services provided by Operations and each reimburses Operations for certain costs and expenses incurred or paid by Operations in providing these services.

     The terms of the Roberts and WOW services agreements began on July 31, 2000 and September 1, 2000, respectively, and will end upon the completion of the respective mergers, subject to earlier termination in certain circumstances.

     On June 30, 2000, Operations entered into a $10 million loan agreement with Michael and Steven Roberts. The proceeds from this loan were used to fund capital and operating requirements of Roberts and Roberts Tower Company. On July 31, 2000, Roberts and Operations entered into a loan agreement for $20 million, to be used only for the purpose of funding Roberts' working capital needs from July 31, 2000 through the completion of the Roberts merger. In connection with the Roberts loan agreement, Roberts assumed certain amounts of the obligations of Michael and Steven Roberts under the loan agreement between Michael and Steven Roberts (as borrowers) and Operations (as lender). As of September 30, 2000, approximately $14 million had been funded under the Roberts loan agreement.

     The loan bears interest at the prime rate and is due six months after the termination of the Roberts reorganization agreement, upon acceleration, or upon demand.

     In connection with the Roberts loan agreement, the members of Roberts Holdings entered into an agreement providing that, if the Roberts merger is not completed, all sums due under the Roberts loan agreement and related documents are not paid in full to Operations, and certain liens and security interests are not released, the members of Roberts will jointly and severally convey to Operations all or a portion of their respective membership interests in Roberts so that Operations owns on a fully diluted basis, 15% of the total membership interests in Roberts, free and clear of all liens and encumbrances.

     When the Roberts merger is completed, all amounts due to Operations by Roberts under the Roberts loan agreement may at Operations option, either (a) be deemed paid in full (in such ease, this loan will be characterized as capital contributions by Operations to Roberts), or (b) remain a debt obligation of Roberts, subject to a subordination agreement in favor of the senior lender to Superholdings.

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     On July 31, 2000, WOW and Operations entered into a loan agreement whereby Operations will lend up to $11 million to WOW to be used only for the purposes of (a) satisfying certain capital contribution requirements under WOW's operating agreement, and (b) funding WOW's working capital needs from July 31, 2000 through the completion of the WOW merger. As of September 30, 2000, no amount had been funded under the WOW loan agreement.

     The WOW loan bears interest at the prime rate and is due 30 days after the termination of the WOW reorganization agreement or upon demand. Operations is not obligated to make any advances under the WOW loan agreement until it has received certain consents. This loan is guaranteed by certain members of WOW Holdings.

     When the WOW merger is completed, all amounts due to Operations by WOW under the WOW loan agreement may, at Operations' option either, (a) be deemed paid in full (in such case, this loan will be characterized as capital contribution by Operations to WOW), or (b) remain a debt obligation of WOW, subject to a subordination agreement in favor of the senior lender to Superholdings.


9. STOCKHOLDERS' EQUITY

     On October 29, 1999, Holdings filed a registration statement with the Securities and Exchange Commission for the sale of 10,714,000 shares of its common stock (the "Stock Offering"). The Stock Offering became effective and the shares were issued on February 3, 2000 at the initial price of $17.00 per share. Subsequently, the underwriters exercised their over-allotment option of 1,607,100 shares. Holdings received net proceeds of $193.8 million after commissions of $13.3 million and expenses of approximately $1.5 million. The proceeds of the Stock Offering are to be used for the build out of the system, to fund operating working capital needs and for other general corporate purposes.


10. INCOME TAXES

     Prior to February 1, 2000, the Company's predecessor operated as a limited liability company ("LLC") under which losses for income tax purposes were utilized by the LLC members on their income tax returns. Subsequent to January 31, 2000, the Company became a C-Corp for federal income tax purposes and therefore subsequent losses became net operating loss ("NOL") carry forwards of the Company.

     No benefit for federal income tax has been recorded for the nine months ended September 30, 2000 as the net deferred tax asset is fully reserved because of the uncertainties regarding the Company's ability to utilize the asset in future years.


11. SUPPLEMENTAL DISCLOSURE TO STATEMENTS OF CASH FLOWS

     Accounts payable at December 31, 1999 and September 30, 2000 include $9,096,776 and $23,512,954, respectively, of property and equipment additions. Additions to Property and Equipment of $98,209,298 in the consolidated statements of cash flows for the nine months ended September 30, 2000 include payments of accounts payable outstanding at December 31, 1999.

     Capital lease obligations of $146,379 were incurred during the nine months ended September 30, 1999.


12. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB 25". This Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000; however, certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation will be recognized on a prospective basis from July 21, 2000. The implementation of FIN 44 did not have a material effect on its financial position, results of operations or cash flows.

     On December 3, 1999, the SEC released Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This bulletin established more clearly defined revenue recognition criteria than previously existing accounting pronouncements, and specifically addresses revenue recognition requirements for nonrefundable fees, such as activation fees, collected by a company upon entering into an arrangement with a customer, such as an arrangement to provide telecommunications services. On June 26, 2000, the SEC released SAB 101B, which delays the required implementation of SAB 101 until no later than the fourth quarter of fiscal years ending December 31, 2000. The Company believes that the effects of this bulletin will not be material to its financial position, results or operations or cash flows.

     The Company does not believe that any other recently issued accounting pronouncements will have a material impact on its financial position, results of operations or cash flows.


13. SUBSEQUENT EVENTS

     SECTION 251(G)TRANSACTION -- On December 14, 2000, the Company formed a new holding company pursuant to Section 251(g) of the Delaware General Corporation Law. In that transaction, each share of the former Alamosa PCS Holdings, Inc. was converted into one share of the new holding company and the former public company (renamed Alamosa (Delaware), Inc.) became a wholly owned subsidiary of the new holding company which was renamed Alamosa PCS Holdings, Inc.

     NEW CREDIT FACILITY -- On December 20, 2000, Alamosa entered into a commitment letter with a group of banks providing for a new senior credit facility of up to $305 million, to be made to Alamosa Holding, LLC. The proceeds of the credit facility will be used to refinance Alamosa's existing credit facility, to pay transactions and fund the cash portion of the consideration in the Roberts and WOW mergers, to fund the working capital and build-out needs of Roberts and WOW, including the refinancing of their existing debt, and for general corporate purposes. While the definitive agreements providing for the credit facility have not been completed, the credit facility is expected to be comprised of a term facility of $255 million and a revolving credit facility of $50 million, each with a term of seven years. Under the new credit facility, interest will accrue, at Alamosa Holdings, LLC's option: (i) at the London Interbank Offered Rate adjusted for any statutory reserves ("LIBOR"), or (ii) the base rate which is generally the higher of the administrative agent's base rate, the federal funds effective rate plus 0.50% or the administrative agent's base CD rate plus 0.50%, in each case plus an interest margin which initially will be 4.00% for LIBOR borrowings and 3.00% for base rate borrowings. The applicable interest margins will be subject to reductions under a pricing grid to be agreed upon based on ratios of Alamosa's Holdings, LLC's total debt to its earnings before interest, taxes, depreciation and amortization ("EBITDA"). The interest rate margins will increase by an additional 200 basis points in the event Alamosa Holdings, LLC fails to pay interest or other amounts as they become due and payable under the new credit facility.

     Alamosa Holdings, LLC will also be required to pay quarterly in arrears a commitment fee on the unfunded portion of the commitment of each lender. The commitment fee will accrue at a rate per annum equal to (i) 1.50% on each day when the utilization (determined by dividing the total amount of loans plus outstanding letters of credit under the new credit facility by the total commitment amount under the new credit facility) of the new credit facility is less than or equal to 33.33%, (ii) 1.25% on each day when utilization is greater than 33.33% but less than or equal to 66.66% and (iii) 1.00% on each day when utilization is greater than 66.66%.

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Alamosa Holdings, LLC will also be required to pay a separate annual administration fee and a fee on the aggregate face amount of outstanding letters of credit, if any, under the new revolving credit facility.

     On the date on which the definitive documentation for the new credit facility is executed and the reorganization is completed, $200.0 million must be drawn under the new term loan facility while an additional $55.0 million in term debt will be available for multiple drawings in amounts to be agreed for a period of 18 months thereafter. Any amount outstanding at the end of the 18-month period will amortize quarterly in amounts to be agreed beginning three years and three months following the completion of the reorganization. The new revolving credit facility of $50.0 million will be available for multiple drawings prior to its final maturity, provided that no amounts under the new revolving credit facility will be available until all amounts under the new term facility have been fully drawn. The new revolving credit facility will begin reducing quarterly in amounts to be agreed beginning three years and three months following the closing of the new credit facility. All advances under the new credit facility will be subject to usual and customary conditions, including actual and pro forma covenant compliance and the requirement that the ratio of senior debt to net property, plant and equipment for the most recent fiscal quarter will not exceed 1:1.

     Loans under the new term loan portion of the new credit facility will be subject to mandatory prepayments from 50% of excess cash flow (to be agreed upon) for each fiscal year commencing with the fiscal year ending December 31, 2002, 100% of the net cash proceeds (subject to exceptions and reinvestment rights to be agreed upon) of asset sales or other dispositions (including insurance and condemnation proceeds) of property by Alamosa (Delaware) and its subsidiaries, and 100% of the net proceeds of issuances of debt obligations of Alamosa (Delaware) and its subsidiaries (subject to exceptions to be agreed upon).

     All obligations of Alamosa Holdings, LLC under the new credit facility will be unconditionally guaranteed on a senior basis by Superholdings, Alamosa, Alamosa (Delaware) and, subject to certain exceptions, by each current and future direct and indirect subsidiary of Alamosa (Delaware), including Alamosa PCS, Inc., Roberts and WOW.

     The new credit facility will be secured by a first priority pledge of all of the capital stock of Alamosa Holdings, LLC, and, subject to certain exceptions, each current and future direct and indirect subsidiary of Alamosa (Delaware) as well as a first priority interest in substantially all of the assets of Alamosa (Delaware) and, subject to certain exceptions, each current and future direct and indirect subsidiary of Alamosa (Delaware).

     The new credit facility contains customary events of default as well as numerous affirmative and negative covenants, including, but not limited to, the following financial covenants which will apply for an initial period of time until it anticipates achieving positive cash flows, including:

    o minimum numbers of Sprint PCS subscribers;

    o providing coverage to a minimum number of residents;

    o minimum revenue;

    o maximum negative EBITDA;

    o ratio of senior debt to total capital;

    o ratio of total debt to total capital; and

    o maximum capital expenditures.

     After Alamosa Holdings, LLC has achieved positive cash flows, the financial covenants will include, but not be limited to the following:

          ALAMOSA PCS HOLDINGS, INC AND SUBSIDIARIES AND PREDECESSORS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    o ratio of senior debt to EBITDA for the most recent period of four fiscal quarters;

    o ratio of total debt to EBITDA for the most recent period of four fiscal quarters;

    o ratio of fixed charges (the sum of debt service, capital expenditures and taxes) to EBITDA for the most recent period of four fiscal quarters;

    o ratio of EBITDA to total cash interest expense for the most recent period of four fiscal quarters; and

    o minimum EBITDA.

     Unless waived by the new credit facility lenders, the failure of Superholdings, Alamosa Holdings, LLC and their subsidiaries to satisfy or comply with any of the financial or other covenants, or the occurrence of an event of default under the new credit facility, will entitle the lenders to declare the outstanding borrowings under the new credit facility immediately due and payable and exercise all or any of their other rights and remedies. Any such acceleration or other exercise of rights and remedies would likely have a material adverse effect on Superholdings, Alamosa, Alamosa (Delaware), Alamosa Holdings, LLC and their subsidiaries.

     The commitment letter will terminate on the earlier of March 31, 2001 and the date of execution of and delivery of definitive documentation with respect to the new credit facility. The commitment letter for the new credit facility superseded an existing commitment letter for a $200 million credit facility with Citicorp.

     LOAN AGREEMENT BETWEEN OPERATIONS AND ROBERTS TOWER COMPANY -- On October 18, 2000, Roberts Tower Company, a corporation owned and operated by Michael and Steven Roberts, and Alamosa Operations entered into a loan agreement whereby Operations agreed to lend up to $15.0 million to Roberts Tower Company, to be used only for the purposes of repaying certain amounts owed by Michael and Steven Roberts under the loan agreement dated June 30, 2000, between Michael and Steven Roberts (as borrowers) and Operations (as lender) and funding the construction of wireless telecommunications towers to be leased by Roberts through the completion of the Roberts merger. As of January 10, 2001, approximately $14.5 million has been funded under the Roberts Tower loan agreement.

     Pursuant to the Roberts Tower loan agreement, Michael and Steven Roberts agreed that, if the Roberts merger is not completed, all sums due under the Roberts Tower loan agreement and related documents are not paid in full to Operations, and certain liens and security interests are not released, Michael and Steven Roberts shall cause Roberts Holdings to assign, transfer and convey to Operations all or a portion of its membership interests in Roberts so that Operations owns, on a fully diluted basis, 10 % of the total membership interests in Roberts, free and clear of all liens and encumbrances, other than the pledge of and lien on such interests to secure the obligations under the loan agreement, dated as of September 8, 1999, between Roberts and DLJ Capital Funding, Inc. (as successor to Lucent Technologies, Inc.). If the fair market value of the 10 % membership interest in Roberts is determined to be equal to or greater than the obligations under the Roberts Tower loan agreement then the 10 % membership interest to Operations in full satisfaction of the obligation of Roberts Tower Company to repay the Roberts Tower loan. If the fair market value of the 10 % membership interest is determined to be less than the obligations under the Roberts Tower loan agreement, then the fair market value of the 10 % membership interest will be applied towards the payment of the Roberts Tower obligations under the Roberts Tower loan agreement.

     In connection with the Roberts Tower loan, Michael and Steven Roberts have given personal guarantees to assure the payment of the Roberts Tower loan by Roberts Tower Company.

     Roberts Tower Company also issued a warrant entitling Operations to purchase 50 shares of Roberts Tower Company common stock for $1.00 per share, which represents 5% of the outstanding common stock of Roberts Tower Company.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Alamosa PCS Holdings, Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Alamosa PCS Holdings, Inc. and its subsidiaries at December 31, 1999 and December 31, 1998, and the results of their operations and their cash flows for the year ended December 31, 1999 and the period from July 16, 1998 (inception) through December 31, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP


Dallas, Texas
February 28, 2000

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31, 1999     DECEMBER 31, 1998
                                                                    -------------------   ------------------
ASSETS
Current assets:
 Cash and cash equivalents ......................................      $   5,655,711         $13,529,077
 Accounts receivable, net of allowance for doubtful accounts of
   $161,704 at December 31, 1999.................................          1,675,636                  --
 Inventory ......................................................          5,777,375                  --
 Prepaid expenses and other assets ..............................            882,516              52,046
                                                                       -------------         -----------
   Total current assets .........................................         13,991,238          13,581,123
 Property and equipment, net ....................................         84,713,724           2,092,762
 Note receivable from officer ...................................            100,000                  --
 Debt issuance costs, net .......................................          3,743,308                  --
 Restricted cash ................................................            518,017                  --
 Other noncurrent assets ........................................          1,425,912                  --
                                                                       -------------         -----------
   Total assets .................................................      $ 104,492,199         $15,673,885
                                                                       =============         ===========
LIABILITY AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued expenses ..........................      $  15,153,068         $   395,355
 Accounts payable to related parties ............................          1,182,225             450,496
 Current installments of capital leases .........................             21,818              20,145
 Bank line of credit ............................................            363,665              23,637
 Microwave relocation obligation ................................          3,578,155                  --
                                                                       -------------         -----------
   Total current liabilities ....................................         20,298,931             889,633
 Capital lease obligations, noncurrent ..........................            827,024             708,074
 Long-term debt .................................................         71,926,414                  --
                                                                       -------------         -----------
   Total liabilities ............................................         93,052,369           1,597,707
                                                                       -------------         -----------
Commitments and contingencies
Stockholders' equity:
 Preferred stock, $.01 par value; 10,000,000 shares authorized;
   no shares issued .............................................                 --                  --
 Common stock, $.01 par value; 290,000,000 shares authorized,
   48,500,008 issued and outstanding ............................            485,000             485,000
 Additional paid-in capital .....................................         50,824,876          14,515,000
 Accumulated deficit ............................................        (33,759,681)           (923,822)
 Unearned compensation ..........................................         (6,110,365)                 --
                                                                       -------------         -----------
   Total stockholders' equity ...................................         11,439,830          14,076,178
   Total liabilities and stockholders' equity ...................      $ 104,492,199         $15,673,885
                                                                       =============         ===========



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)

                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                           FOR THE PERIOD
                                                                                            JULY 16, 1998
                                                                                             (INCEPTION)
                                                                        YEAR ENDED             THROUGH
                                                                    DECEMBER 31, 1999     DECEMBER 31, 1998
                                                                   -------------------   ------------------
Revenue:
 Service revenue ...............................................      $   6,533,623         $        --
 Product sales .................................................          2,450,090                  --
                                                                      -------------         -----------
   Total revenue ...............................................          8,983,713                  --
                                                                      -------------         -----------
Costs and expenses:
 Cost of service and operations ................................          6,616,266                  --
 Cost of service and operations--related parties ...............            824,210                  --
 Cost of products sold .........................................          5,938,838                  --
 Selling and marketing .........................................         10,406,385                  --
 Selling and marketing--related parties ........................            404,561                  --
 General and administrative expenses (excluding non-cash
   compensation expense) .......................................          3,711,548             949,445
 Non-cash compensation expense .................................          8,199,511                  --
 General and administrative--related parties ...................            497,427               6,886
 Depreciation and amortization .................................          3,056,923               2,063
                                                                      -------------         -----------
   Total costs and expenses ....................................         39,655,669             958,394
   Loss from operations ........................................        (30,671,956)           (958,394)
Interest and other income ......................................            477,390              34,589
Interest expense ...............................................         (2,641,293)                (17)
                                                                      -------------         -----------
   Net loss ....................................................      $ (32,835,859)        $  (923,822)
                                                                      =============         ===========
Pro forma information:
 Net loss ......................................................      $ (32,835,859)        $  (923,822)
 Pro forma income tax adjustment:
 Income tax benefit ............................................         10,854,083             317,592
 Deferred tax valuation allowance ..............................        (10,854,083)           (317,592)
                                                                      -------------         -----------
Pro forma net loss .............................................      $ (32,835,859)        $  (923,822)
                                                                      =============         ===========
Pro forma weighted average common shares outstanding, basic
 and diluted ...................................................         48,500,008          48,500,008
                                                                      -------------         -----------
Pro forma net loss per common share, basic and diluted .........      $       (0.68)        $     (0.02)
                                                                      -------------         -----------

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

      FOR THE PERIOD FROM JULY 16, 1998 (INCEPTION) TO DECEMBER 31, 1999




                                    PREFERRED STOCK        COMMON STOCK
                                   ----------------- ------------------------
                                    SHARES   AMOUNT      SHARES      AMOUNT
                                   -------- -------- ------------- ----------
Balance, July 16, 1998
 (inception) .....................     --    $   --           --    $     --
Members' contribution ............     --        --   48,500,008     485,000
Net loss .........................     --        --           --          --
                                     ----    ------   ----------    --------
Balance, December 31, 1998 .......     --        --   48,500,008     485,000
Members' contribution ............     --        --           --          --
Stock options ....................     --        --           --          --
Amortization of unearned
 compensation ....................     --        --           --          --
Net loss .........................     --        --           --          --
                                     ----    ------   ----------    --------
Balance, December 31, 1999 .......     --    $   --   48,500,008    $485,000
                                     ====    ======   ==========    ========



                                     ADDITIONAL
                                      PAID-IN       ACCUMULATED       UNEARNED
                                      CAPITAL         DEFICIT       COMPENSATION         TOTAL
                                   ------------- ---------------- ---------------- ----------------
Balance, July 16, 1998
 (inception) .....................  $        --   $          --    $          --    $           --
Members' contribution ............   14,515,000              --               --        15,000,000
Net loss .........................           --        (923,822)              --          (923,822)
                                    -----------   -------------    -------------    --------------
Balance, December 31, 1998 .......   14,515,000        (923,822)              --        14,076,178
Members' contribution ............   22,000,000              --               --        22,000,000
Stock options ....................   14,309,876              --      (14,309,876)               --
Amortization of unearned
 compensation ....................           --              --        8,199,511         8,199,511
Net loss .........................           --     (32,835,859)              --       (32,835,859)
                                    -----------   -------------    -------------    --------------
Balance, December 31, 1999 .......  $50,824,876   $ (33,759,681)   $  (6,110,365)   $   11,439,830
                                    ===========   =============    =============    ==============


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                FOR THE PERIOD
                                                                                                 JULY 16, 1998
                                                                                                  (INCEPTION)
                                                                             YEAR ENDED             THROUGH
                                                                         DECEMBER 31, 1999     DECEMBER 31, 1998
                                                                        -------------------   ------------------
Cash flows from operating activities:
Net loss ............................................................      $ (32,835,859)        $   (923,822)
Adjustments to reconcile net loss to net cash used in operating activities:
 Non-cash compensation expense ......................................          8,199,511                   --
 Depreciation and amortization ......................................          3,056,923                2,063
 Amortization of debt issuance costs ................................            331,063                   --
 Deferred interest expense ..........................................          2,068,601                   --
 (Increase) decrease in:
 Accounts receivable ................................................         (1,675,636)                  --
 Inventory ..........................................................         (5,777,375)                  --
 Prepaid expenses and other assets ..................................           (594,027)             (52,046)
 Increase (decrease) in:
 Accounts payable and accrued expenses ..............................         10,137,095              845,851
                                                                           -------------         ------------
   Net cash used in operating activities ............................        (17,089,704)            (127,954)
                                                                           -------------         ------------
Cash flows from investing activities:
 Additions to property and equipment ................................        (76,601,004)          (1,366,606)
 Issuance of note receivable from officer ...........................           (100,000)                  --
 Change in restricted cash ..........................................           (518,017)                  --
                                                                           -------------         ------------
   Net cash used in investing activities ............................        (77,219,021)          (1,366,606)
                                                                           -------------         ------------
Cash flows from financing activities:
 Capital contributions ..............................................         22,000,000           15,000,000
 Increase in notes payable ..........................................         66,357,841               23,637
 Debt and equity offering costs .....................................         (1,360,405)                  --
 Debt issuance costs ................................................           (234,371)                  --
 Payments on capital leases .........................................            (25,756)                  --
 Interest rate cap premiums .........................................           (301,950)                  --
                                                                           -------------         ------------
   Net cash provided by financing activities ........................         86,435,359           15,023,637
                                                                           -------------         ------------
   Net increase (decrease) in cash and cash equivalents .............         (7,873,366)          13,529,077
Cash and cash equivalents at beginning of period ....................         13,529,077                   --
                                                                           -------------         ------------
Cash and cash equivalents at end of period ..........................      $   5,655,711         $ 13,529,077
                                                                           =============         ============
Supplemental disclosure--cash paid for interest .....................      $     218,142         $         --
                                                                           =============         ============
Supplemental disclosure of noncash activities:
Capitalized lease obligations incurred ..............................      $     146,379         $    728,219
Liabilities assumed in connection with purchase of property and
 equipment ..........................................................          5,352,347                   --
Liabilities assumed in connection with debt issuance costs ..........          3,840,000                   --
Liabilities assumed in connection with microwave relocation .........          3,578,155                   --
                                                                           -------------         ------------
                                                                           $  12,916,881         $    728,219
                                                                           =============         ============



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  ORGANIZATION AND BUSINESS OPERATIONS



     Alamosa PCS Holdings, Inc. ("Holdings") was formed in October 1999 in anticipation of an initial public offering as described in Note 14. Immediately prior to the offering in February 2000, shares of Holdings, the registrant, were exchanged for Alamosa PCS LLC's ("Alamosa") membership interests, and Alamosa became wholly owned by Holdings. These financial statements are presented as if the reorganization had occurred as of the beginning of the periods presented. There were no activities within Holdings prior to the reorganization. Holdings and its subsidiaries, including Alamosa, are collectively referred to in these financial statements as the "Company." Other subsidiaries formed include Texas Telecommunications LP ("Texas") and Alamosa Wisconsin Limited Partnership ("Wisconsin").

     Alamosa and its successor Alamosa PCS, Inc., referred to in these financial statements as Alamosa, was formed in July 1998 as a Texas limited liability company. In July 1998, Alamosa entered into affiliation agreements with Sprint PCS, the PCS Group of Sprint Corporation. These affiliation agreements provided Alamosa with the exclusive right to build, own and manage a wireless voice and data services network in markets with over 5.2 million residents located in Texas, New Mexico, Arizona and Colorado under the Sprint PCS brand. Alamosa amended its affiliation agreements with Sprint PCS in December 1999 to expand its services network so that it will include 8.4 million residents. Alamosa is required to build out the wireless network according to Sprint PCS specifications. The affiliation agreements are in effect for a term of 20 years with three 10-year renewal options unless terminated by either party under provisions outlined in the affiliation agreements. The affiliation agreements include indemnification clauses between Alamosa and Sprint PCS to indemnify each other against claims arising from violations of laws or the affiliation agreements, other than liabilities resulting from negligence or willful misconduct of the party seeking to be indemnified.

     Holdings and Alamosa were in the development stage from July 1998 through December 31, 1999. This stage was characterized by significant expenditures for the design and construction of the wireless network and no significant operating revenue.

     Management estimates total network build-out expenditures related to the markets included in the affiliation agreements with Sprint PCS of approximately $272 million, including site acquisition, design, construction and equipment through 2002. These expenditures will be funded through member contributions of $37 million, a financing agreement with Nortel Networks, Inc. ("Nortel") of $250 million and proceeds of the initial public offering and Senior Discount Notes proceeds described in Note 14. From inception through December 31, 1999, the Company has commenced operations in eleven markets. Since inception, the Company has incurred revenues and expenses of $8,983,713 and $42,743,394 resulting in an accumulated deficit of $33,759,681 at December 31, 1999. Alamosa has signed an agreement with a related party for the provision of engineering services related to the network build-out. Once the initial build-out is completed within a market, the Company's focus is the development of the Sprint PCS subscriber base within that market.

     Prior to the reorganization discussed above, the Regulations of Alamosa, as amended, provided for the governance and administration of its business, allocation of profits and losses, tax allocations, transactions with partners, disposition of ownership interest and other matters. The Regulations established two classes of membership interests. Class I members had full voting rights and were entitled to full benefits of ownership of their share of Alamosa. Class II members consisted of additional non-voting share interests of Alamosa, which the Board of Managers may authorize to be distributed to employees of Alamosa under an incentive bonus plan. The Regulations generally provided for the allocation of profits and losses pro-rata based on the proportion that a percentage interest of a member bears to the aggregate percentage interests of all members, as defined in the Regulations.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The members of the Company had the following Class I ownerships interests as of December 31, 1998 and December 31, 1999:


     Alamo IV, LLC                            56.2930%
     Rosewood Telecommunications, LLC         20.0515%
     West Texas PCS, LLC                      14.5833%
     Tregan International Corp.                6.1856%
     Longmont PCS, LLC                         2.0619%
     Yellow Rock PCS, L.P.                     0.8247%

     Alamo IV, LLC was dissolved in November 1999. Upon the dissolution, its members received their pro rata portions of ownership interest of Alamosa PCS LLC. In conjunction with the reorganization described above, the ownership interests of Alamosa PCS LLC were exchanged for an equivalent interest in Holdings' common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies:

     CASH AND CASH EQUIVALENTS -- Cash and cash equivalents include cash, money market funds, and commercial paper with minimal interest rate risk and original maturities of three months or less at the date of acquisition. The carrying amount approximates fair value.

     INVENTORY -- Inventory consists of handsets and related accessories. Inventories purchased for resale are carried at the lower of cost, determined using weighted average, or market. Market will be determined using replacement cost in accordance with industry standards.

     PROPERTY AND EQUIPMENT -- Property and equipment are reported at cost less accumulated depreciation. Cost incurred to design and construct the wireless network in a market are classified as construction in progress. When the wireless network for a particular market is completed and placed into service, the related costs are transferred from construction in progress to property and equipment. Repair and maintenance costs are charged to expense as incurred; significant renewals and betterments are capitalized. When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts, and any gains or losses on disposition are recognized in income. If facts or circumstances support the possibility of impairment, the Company will prepare a projection of future operating cash flows, undiscounted and without interest. If based on this projection, the Company does not expect to recover its carrying cost, an impairment loss equal to the difference between the fair value of the asset and its carrying value will be recognized in operating income. No such losses have been recognized to date.

     Property and equipment are depreciated using the straight-line method based on estimated useful lives of the assets.


     Asset lives are as follows:
     Buildings                          20 years
     Network equipment                  5-10 years
     Vehicles                           5 years
     Furniture and office equipment     5-7 years

     Leasehold improvements are depreciated over the shorter of the remaining term of the lease or the estimated useful life of the improvement.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Interest will be capitalized in connection with the construction of the wireless network. The capitalized interest will be recorded as part of the asset to which it relates and will be amortized over the asset's estimated useful life. Total interest capitalized is $656,985 as of December 31, 1999. No interest was capitalized in 1998.

     Microwave relocation includes costs and the related obligation incurred to relocate incumbent microwave frequencies in Alamosa's service area. Microwave relocation costs are amortized on a straight-line basis over 20 years beginning upon commencement of services in respective markets. The amortization of microwave relocation costs was $84,312 for the year ended December 31, 1999.


     SOFTWARE COSTS -- Initial operating systems software is capitalized and amortized using the straight-line method, generally over a period of five years. Capitalized software of approximately $411,000 and $11,500 at December 31, 1999 and 1998, respectively, are recorded in property and equipment. The Company amortized computer software costs of approximately $40,000 and $1,000 during 1999 and 1998, respectively.

     START-UP COSTS -- In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." This statement became effective January 1, 1999 and required that costs of start up activities and organization costs be expensed as incurred.

     ADVERTISING COSTS -- Advertising costs are expensed as incurred. Advertising expenses totaled approximately $2,277,495 and $2,000 during 1999 and 1998, respectively.

     INCOME TAXES -- At December 31, 1999 and 1998, Alamosa was organized as a Texas limited liability company. Therefore, the taxable loss of the Company was included in the income tax returns of its members. While no benefit for income taxes was recorded in the financial statements of Alamosa, the statements of operations includes pro forma information as if Alamosa was a taxable entity as described in Note 3.

     REVENUE RECOGNITION -- The Company recognizes revenue as services are performed. Sprint PCS handles Alamosa's billings and collections and retains 8% of collected service revenues from Sprint PCS subscribers based in Alamosa's territory and from non-Sprint PCS subscribers who roam onto Alamosa's network. The amount retained by Sprint PCS is recorded in Cost of Service and Operations. Revenues generated from the sale of handsets and accessories and from roaming services provided to Sprint PCS customers who are not based in Alamosa's territory are not subject to the 8% retainage.


     Sprint PCS pays Alamosa a Sprint PCS roaming fee for each minute that a Sprint PCS subscriber based outside of Alamosa's territory roams on Alamosa's portion of the Sprint PCS network. Revenue from these services will be recognized as the services are performed. Similarly, Alamosa will pay Sprint PCS roaming fees to Sprint PCS, when a Sprint PCS subscriber based in Alamosa's territory roams on the Sprint PCS network outside of Alamosa's territory. These costs will be included as cost of service when incurred.

     Product revenues consisting of proceeds from sales of handsets and accessories are recorded net of an allowance for sales returns. The allowance is estimated based on Sprint PCS's handset return policy that allows customers to return handsets for a full refund within 30 days of purchase. When handsets are returned to the Company, the Company may be able to reissue the handsets to customers at little additional cost. However, when handsets are returned to Sprint PCS for refurbishing, the Company will receive a credit from Sprint PCS, which will be less than the amount the Company originally paid for the handset. For the year ended December 31, 1999 product revenue was $2,450,090. The cost of these products was $7,426,736 of which $5,023,430 represents the excess of the cost of handsets over the retail sales price of handsets. There were no product revenues or related costs for the period from inception to December 31, 1998.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     STOCK-BASED COMPENSATION -- The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. The non-cash compensation expense relates to three employees whose cash compensation is recorded in cost of service and operations and general and administrative expenses. The Company has implemented the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation."

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES -- Emergence from the development stage is dependent upon successful implementation of the Company's business strategy and development of a sufficient subscriber base. The Company will continue to incur significant expenditures in connection with expanding and improving its operations.

     CONCENTRATION OF RISK -- The Company maintains cash and cash equivalents in accounts with a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the financial stability of this institution regularly and management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts.

     RECLASSIFICATION -- Certain reclassifications have been made to prior year balances to conform to current year presentations.

     EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS -- In June 1998 and June 1999, the Financial Accounting Standards Board ("FASB"), issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." These statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedging accounting. SFAS No. 133 will be effective for Alamosa's fiscal year ending December 31, 2001. Management believes that the adoption of these statements will not have a significant impact on the Company's financial results.

     In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for financial statement periods beginning after December 31, 1997. No items represent comprehensive income as defined in SFAS No. 130 during 1999 and 1998.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB101"), "Revenue Recognition in Financial Statements." SAB101 summarizes certain of the staff's interpretations in applying generally accepted accounting principles to revenue recognition. The provisions of SAB101 are effective for Alamosa's quarter ending March 31, 2000. Management is currently assessing the impact of the adoption of SAB101.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. UNAUDITED PRO FORMA INFORMATION


     The unaudited pro forma information reflects certain assumptions regarding transactions and their effects that occurred as a result of the reorganization described in Note 1.


     UNAUDITED PRO FORMA INCOME INFORMATION -- The unaudited pro forma information as shown on the statements of operations is presented to show the effects of income taxes related to the Company's subsequent termination of its limited liability company status. The unaudited pro forma income tax adjustment is presented as if the Company had been a C Corporation subject to federal and state income taxes at an effective tax rate of 34% for the period from inception through December 31, 1998 and the year ended December 31, 1999. Application of the provisions of SFAS No. 109, "Accounting for Income Taxes" would have resulted in a deferred tax asset primarily from temporary differences related to the treatment of start-up costs and from net operating loss carry forwards. The deferred tax asset would have been offset by a full valuation allowance, as there is not currently sufficient positive evidence as required by SFAS No. 109 to substantiate recognition of the asset.


     The pro forma information is presented for informational purposes only and is not necessarily indicative of operating results that would have occurred had the Company elected to terminate its limited liability company status as of the beginning of each of the periods presented, nor are they necessarily indicative of future operating results.


     UNAUDITED PRO FORMA NET LOSS PER SHARE -- Pro forma net loss per share is calculated by dividing pro forma net loss by the weighted average number of shares of common stock which would have been outstanding before the initial public offering after giving effect to the reorganization of the Company described in Note 1.

     UNAUDITED PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING -- Unaudited pro forma weighted average shares outstanding is computed after giving effect to the reorganization of the Company described in Note 1. The calculation was made in accordance with SFAS No. 128, "Earnings Per Share." Diluted weighted average shares outstanding at December 31, 1999 exclude 141,042 incremental potential common shares from stock options because inclusion would have been antidilutive.


4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                             DECEMBER 31, 1999     DECEMBER 31, 1998
                                            -------------------   ------------------
Land and building .......................      $  2,817,426           $       --
Network equipment .......................        76,867,836                   --
Vehicles ................................           477,353               23,637
Furniture and office equipment ..........         2,266,966               92,418
                                               ------------           ----------
                                                 82,429,581              116,055
Accumulated depreciation ................        (2,974,674)              (2,063)
                                               ------------           ----------
 Subtotal ...............................        79,454,907              113,992
                                               ------------           ----------
Microwave relocation costs ..............         3,578,155                   --
Accumulated amortization ................           (84,312)                  --
                                               ------------           ----------
 Subtotal ...............................         3,493,843                   --
                                               ------------           ----------
Construction in progress:
Network equipment .......................           374,680            1,628,271
Leasehold improvements ..................         1,390,294              350,499
                                               ------------           ----------
 Subtotal ...............................         1,764,974            1,978,770
                                               ------------           ----------
 Total ..................................      $ 84,713,724           $2,092,762
                                               ============           ==========

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5. LEASES

     OPERATING LEASES -- The Company has various operating leases, primarily related to rentals of tower sites and offices. Rental expense was $1,924,848 and $15,208 for 1999 and 1998, respectively. At December 31, 1999, the aggregate minimum rental commitments under noncancelable operating leases for the periods shown are as follows:



YEARS:
  2000                  $ 3,433,809
  2001                    3,456,342
  2002                    3,470,805
  2003                    3,495,462
  2004                    3,532,010
  Thereafter             15,997,042
                        -----------
  Total                 $33,385,470
                        ===========


     Included in total minimum rental commitments is $1,508,000 which will be paid to related parties.


     CAPITAL LEASES -- Capital leases consist of leases for rental of retail space and switch usage. The net present value of the leases was $848,842 and $728,219 at December 31, 1999 and 1998, respectively, and was included in property and equipment. Amortization recorded under these leases was $30,894 for the year ended December 31, 1999 and was minimal during 1998.


     At December 31, 1999, the future payments under capital lease obligations, less imputed interest, are as follows:


YEARS:
         2000                                                         $ 105,720
         2001                                                           105,720
         2002                                                           105,720
         2003                                                           105,720
         2004                                                           113,970
         Thereafter                                                   1,085,480
                                                                      ---------
         Total minimum lease payments                                 1,622,330
         Less: imputed interest                                         773,488
                                                                      ---------
         Present value of minimum lease payments                        848,842
         Less: current installments                                      21,818
                                                                      ---------
         Long-term capital lease obligations at December 31, 1999     $ 827,024
                                                                      =========



6. BANK LINE OF CREDIT


     Alamosa has a $500,000 revolving line of credit with a bank that expires June 9, 2000. The line of credit has a variable interest rate of 9.25% at December 31, 1999. Proceeds from this line of credit are used to purchase vehicles for service representatives. As of December 31, 1999, $363,665 was outstanding on the line of credit. The vehicles purchased under this line of credit and all of Alamosa's cash and cash equivalents held at the bank are pledged as collateral under the terms of the agreement. No interest amounts were paid during the period ended December 31, 1998. A total of $22,035 was paid during the year ended December 31, 1999.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. LONG-TERM DEBT

     Long-term debt at December 31, 1999 included $71,876,379 owed to Nortel and $50,035 owed to another party relating to the build-out of retail facilities.

     On February 3, 1999, Alamosa issued a $7,500,000 letter of credit in favor of Nortel.

     The letter of credit expired in June 1999. On June 10, 1999, Alamosa entered into a credit agreement with Nortel. The proceeds of that credit facility are used to purchase equipment, to fund the construction of the Company's portion of the Sprint PCS network, and to pay associated financing costs. The financing terms permit Alamosa to borrow $123 million under three commitment tranches through February 18, 2002, and will require minimum equipment purchases.

     The Nortel credit facility is collateralized by all of Alamosa's current and future assets and capital stock. Alamosa is required to maintain certain financial ratios and other financial conditions including minimum levels of revenue and wireless subscribers. In addition, Alamosa is required to maintain a $1,000,000 cash balance as collateral against the facility. At December 31, 1999, Alamosa was not in compliance with this agreement; however, a waiver of this requirement was obtained from Nortel.

     In connection with the credit agreement with Nortel, each of the former members of Alamosa pledged its ownership interest in Alamosa to Nortel to collateralize Alamosa's obligations under the credit agreement. The members secured their unfunded contributions with either a letter of credit or a marketable securities pledge agreement. Each letter of credit or marketable securities pledge agreement will be terminated prior to the closing of the initial public offering described in Note 14. In addition, Nortel required the members to execute capital contribution agreements to confirm their collective obligations to make capital contributions of at least $48.5 million.

     Alamosa may borrow money under the Nortel credit facility as either a base rate loan with an interest rate of prime plus 2.5%, or a Eurodollar loan with an interest rate of the London interbank offered rate, commonly referred to as LIBOR, plus 3.75%. The LIBOR was 9.5% at December 31, 1999. In addition, an annual unused facility fee of 0.75% will be charged beginning six months after the closing date on the portion of the available credit that has not been borrowed. Interest accrued through the two-year anniversary from the closing date is added to the principal amount of the loan. Thereafter, interest is payable monthly in the case of base rate loans and at the end of the applicable interest period, not to exceed three months, in the case of Eurodollar loans. Interest expense for the year ended December 31, 1999 totaled $2,068,601. Principal is payable in 20 quarterly installments beginning February 18, 2002. Alamosa may voluntarily prepay any of the loans at any time, but any amount repaid may not be reborrowed since there are no revolving credit features. Alamosa must make mandatory prepayments under certain circumstances, including 50% of the excess cash flow, as computed under the credit agreement, after March 31, 2002 and any amount in excess of $250,000 received for asset sales outside the ordinary course of business or insurance proceeds, to the extent not reinvested in property or assets within a stated period of time. All prepayments are applied to the outstanding loan balances pro rata in the inverse order of maturity, except where there is a borrowing base shortage, in which case prepayments are first applied there, and then pro rata among all three commitment tranches.

     As a condition of the financing, Sprint PCS has entered into a consent and agreement with Nortel that modifies Sprint PCS's rights and remedies under its affiliation agreements with Alamosa. Among other things, Sprint PCS consented to the pledge of substantially all of Alamosa's assets to Nortel, including the affiliation agreements. In addition, Sprint PCS may not terminate the affiliation agreements with Alamosa and must maintain 10 MHz of PCS spectrum in Alamosa's markets until the Nortel financing is satisfied or Alamosa's assets are sold pursuant to the terms of the consent and agreement with Nortel.

     Alamosa incurred approximately $4,074,000 of costs associated with obtaining the Nortel financing. Those costs consisted of a loan origination fee, legal fees and other debt issue costs that have been capitalized and are being amortized to interest expense using the straight-line method over the term of the credit facility.

     See Note 14 for a discussion of the amendment of the credit facility subsequent to year end.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8. RELATED PARTY TRANSACTIONS

     NOTE RECEIVABLE -- On April 23, 1999, the Company entered into a $100,000 loan agreement with an officer of the Company. The loan matures on April 2014 and accrues interest at an annual rate of 7.75%.

     AGREEMENTS WITH CHR SOLUTIONS, INC. -- Alamosa has entered into a number of agreements with CHR Solutions, Inc. ("CHR") as described in more detail below. CHR resulted from a merger between Hicks & Ragland Engineering Co., Inc., and Cathey, Hutton & Associates, Inc. effective as of November 1, 1999. David Sharbutt, Alamosa's Chairman and Chief Executive Officer, was at the time the agreements were executed the President and Chief Executive Officer of Hicks & Ragland. Mr. Sharbutt is currently employed as a senior consultant by CHR Solutions.


     On July 27, 1998, Alamosa entered into an engineering services contract with CHR for design and construction inspection services in connection with the network deployment. The term of the contract covers three periods through August 2001, though either party may terminate the agreement for cause before August 2001. A guaranteed maximum fee amount has been set for each period of the contract, and those fees aggregate to approximately $7.0 million, excluding taxes. If the total billing for the project is less than the guaranteed maximum fee, Alamosa will pay an incentive bonus equal to 50% of the difference. Alamosa paid $2,951,476 and $902,243 for these services during 1999 and 1998, respectively. Engineering fees under this agreement are recorded in construction in progress and property and equipment and comprise approximately 4% and 72% of fixed asset purchases during 1999 and 1998, respectively. At December 31, 1999 and 1998, amounts payable under these agreements amounted to $709,987 and $443,610, respectively.

     Effective September 20, 1998, Alamosa entered into a special services contract with CHR to provide marketing and operations consulting services for a maximum amount of $100,000. Subsequent contracts for marketing, consulting, business planning and radio frequency "drive testing" were approved in October 1999, in an aggregate amount of approximately $500,000. Alamosa paid $424,994 for these services for the year ended December 31, 1999. The amounts payable under these agreements was $139,822 at December 31, 1999.

     On April 9, 1999, Alamosa entered into a data communications services contract with CHR to perform design and implementation services in connection with corporate enterprise wide area network and local area networks for a maximum fee of $262,040. Alamosa paid $88,486 for these services for the year ended December 31, 1999. The amount payable under this agreement amounted to $20,132 at December 31, 1999.

     As of April 6, 1999, Alamosa entered into a telecommunications service agreement with Tech Telephone Company Limited Partnership, an affiliate of CHR, to install and provide DS1 telecommunications lines between Sprint PCS and Alamosa's Lubbock-based operations and between Alamosa's Lubbock-based operations and other markets. The original term of the agreement is three years, but the agreement automatically renews upon expiration for additional successive 30-day terms by either party. Transport expenses under the agreement amounted to $346,740 for 1999 and are included in Cost of Service and Operations.

     As of August 13, 1999, Alamosa entered into a distribution agreement with TechTel Communications Corporation, an affiliate of CHR, authorizing it to become a third party distributor of Sprint PCS products and services for Alamosa in Lubbock.

     As of October 8, 1999, Alamosa entered into a special service contract with CHR to perform marketing and operations consulting services in selected areas in Wisconsin for a maximum fee of $100,000, excluding taxes. This agreement lasts until the project is completed, unless either party terminates it earlier.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     As of October 8, 1999, Alamosa entered into a special service contract with CHR to perform business planning and consulting services and a feasibility study in selected areas of Wisconsin for a fixed fee of $81,000. This agreement lasts until the project is completed, unless either party terminates it earlier.

     As of October 8, 1999, Alamosa entered into a special service contract with CHR to perform business planning and consulting services and a feasibility study in selected areas of its territory for an estimated probable cost of $200,000, excluding taxes. This agreement lasts until the project is completed, unless either party terminates it earlier.

     As of October 8, 1999, Alamosa entered into a special service contract with CHR to provide us with radio frequency "driver testing" to predict the propagation characteristics of given areas in its territory for an estimated probable cost of $62,085, excluding taxes. This agreement lasts until the project is completed, unless either party terminates it earlier.


     AGREEMENT WITH AMERICAN TOWER CORPORATION -- In August 1998, Alamosa entered into a master site development and lease agreement with Specialty Capital Services, Inc. ("Specialty"), a subsidiary of Specialty Teleconstructors, Inc. ("Teleconstructors"), that has since merged with American Tower Corporation ("American"). Pursuant to the agreement, Specialty arranges for collocation of equipment or constructs new facilities in areas identified for build-out. Specialty provides site acquisitions, leasing and construction services, and secures zoning, permitting and surveying approvals and licenses for each base station. This initial term master agreement expires in August 2003, with automatic renewal for three additional terms of five years each.


     The agreement provides for monthly payments subject to an annual adjustment based on the Consumer Price Index. Prior to October 1, 1999, Specialty was related to Alamosa through one of Alamosa's directors who owned interests in both Alamosa and Teleconstructors and was an employee and officer of Specialty and Teleconstructors. In addition, another individual who was one of Alamosa's directors at the time the agreement was entered into is a manager of Longmont PCS, LLC, one of Alamosa's former members. This individual was also a stockholder of Teleconstructors and acted as a vice president of American, which acquired Teleconstructors. The two individuals completed the disposition of their ownership interests in American by September 30, 1999 and are no longer associated with American. No amounts were paid or outstanding under this agreement during 1998. Through September 30, 1999, $165,300 was paid under this agreement.


     OTHER RELATED PARTY TRANSACTIONS -- In November 1998, the Company entered into an agreement to lease space for telephone switching equipment in Albuquerque with SASR Limited Partnership, 50% owned by one of Alamosa's directors and a manager of West Texas PCS, LLC, and Budagher Family LLC, two of Alamosa's interest holders. The lease has a term of five years with two optional five-year terms. The lease provides for monthly payments aggregating to $18,720 a year with 10% increase at the beginning of the two option periods, as well as a pro rata portion of real estate taxes on the property.


     In connection with Alamosa's distribution and sales of Sprint PCS wireless communications equipment, on December 28, 1998, Alamosa entered into a long-term agreement to lease space for a retail store in Lubbock, Texas with Lubbock HLH, Ltd., principally owned by one of Holding's directors and the general manager of South Plains Advance Communications & Electronics, Inc. ("SPACE"). SPACE is a stockholder of Alamosa. This lease has a term of 15 years and provides for monthly payments aggregating to approximately $110,000 a year, subject to adjustment based on the Consumer Price Index on the first day of the sixth lease year and on the first day of the eleventh lease year. No amounts were paid or outstanding under this lease at December 31, 1998. During 1999, $73,233 was paid under this lease. No amount was payable at December 31, 1999.

     During 1998, certain members paid costs on behalf of the Company, which were subsequently reimbursed. Such payments amounted to approximately $101,000 during 1998 and were minimal during 1999. No amounts payable to members were outstanding at December 31, 1999 and 1998.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Mr. Silber, one of the members of the the Company's board of directors, is a member of the board of managers of WOW. Mr Silber is also a principal of WOW Investment Partners, L.L.C., an affiliate of WOW Investment Partners, L.P. WOW Investment Partners, L.P. owns approximately 44.4% of the outstanding membership interests of WOW Holdings.

     Mr. Silber beneficially owns 3,045,647 shares of the Company's common stock, which includes 28,000 shares issuable pursuant to options currently exercisable as well as 3,017,647 shares held by Tregan International Corp. Mr. Silber is a director, the President and 50% stockholder of Tregan
International.



9. EMPLOYEE BENEFITS


     Effective November 13, 1998, Alamosa elected to participate in the NTCA Savings Plan, a defined contribution employee savings plan sponsored by the National Telephone Cooperative Association under Section 401(k) of the Internal Revenue Code. No employer contributions were made to this plan for the period ended December 31, 1999 and 1998.

     Effective October 1, 1999, Alamosa entered into a three-year employment agreement with its Chief Executive Officer ("CEO"), Alamosa's chairman. In addition, in December 1999, Alamosa granted options to the CEO to acquire 242,500 common shares at an exercise price of $1.15 per share which vested immediately prior to the completion of the initial public offering and 1,455,000 shares at an exercise price equal to the initial public offering price which vest 33% per year beginning September 30, 2000. The options expire January 5, 2009. The Company will recognize compensation expense of $3,116,125 related to the 242,500 options issued with an exercise price below the initial public offering price over the options vesting period. Compensation expense recorded for the year ended December 31, 1999 was $351,328.

     On October 2, 1998, Alamosa entered into an employee agreement with its Chief Operating Officer ("COO"). The agreement provides for the granting of stock options in three series. The initial exercise price was determined based on the following formula: $48,500,000, committed capital at September 30, 1998, multiplied by the percentage interest represented by the option exercised. The exercise price for each series increased by an annual rate of 8%, 15% or 25% compounded monthly beginning at the date of grant as specified by the agreement. Options may be exercised any time from January 1, 2004 to January 5, 2008. The options vest over a three-year period. During 1998, one option from each series was granted under this agreement. The options to acquire membership interests described above were to be exchanged for options in Holdings to acquire an equivalent number of common shares: 242,500 at $1.08 per share, 242,500 at $1.15 per share and 242,500 at $1.25 per share. Effective December 1999, the Company amended his options such that each of his three series of original options were exchanged for two options to acquire a total of 1,697,500 shares of common stock. The first option to acquire 242,500 shares of common stock has a fixed exercise price of $1.15 per share and vested immediately prior to completion of the initial public offering. The second option to acquire 1,455,000 shares of common stock has an exercise price equal to the initial public offering price and vests 25% per year beginning September 30, 2000. The expiration date of all of the COO's options was extended from January 5, 2008 to January 5, 2009. These amendments resulted in a new measurement date. The Company will record compensation expense totaling $9,341,100 in connection with these options. Compensation expense recorded for the year ended December 31, 1999 was $6,588,755.

     Effective December 1, 1999, the Company entered into a five-year employment agreement with its Chief Financial Officer ("CFO"). In addition, Alamosa granted the CFO options to purchase 1,455,000 shares at the initial public offering price and that will expire January 5, 2009. There is no compensation cost related to these options.

     On October 14, 1998, the Board of Members of Alamosa approved an Incentive Ownership Plan. The plan consisted of 3,500 units comprised of 1,200 Series 8, 1,150 Series 15 and 1,150 Series 25 units. The exercise price for each series was based on a pre-defined strike price which increased by an annual rate

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of 8%, 15% or 25% compounded monthly beginning July 1, 2000. The initial exercise prices were $564.79, $623.84 and $711.88 for Series 8, Series 15 and Series 25 options, respectively. Each unit provided the holder an option to purchase an interest in the Company. Vested units could have been exercised any time from July 1, 2000 to December 31, 2006. On October 29, 1998, under an employment agreement with the Company's Chief Technology Officer, 300 units were granted under this plan. The options to acquire membership interests described above were to be exchanged for options to acquire an equivalent number of common shares: 48,500 at $1.13 per share, 48,500 at $1.25 per share and 48,500 at $1.42 per share. Effective as of the IPO, these options were converted into options of Holdings and were amended such that his original options with exercise prices that increased by an annual rate of 8%, 15%, or 25% (compounded monthly beginning July 1, 2000) were exchanged for options to purchase an equivalent number of common shares at fixed exercise prices equal to $1.13, $1.25 and $1.42 per share, which will not increase over the term of the options. These amendments will resulted in a new measurement date. The Company will record compensation expense totaling $1,852,651 in connection with these options. Compensation expense recorded for the year ended December 31, 1999 was $1,259,427.


10. STOCK-BASED COMPENSATION


     Holdings adopted an Incentive Stock Option Plan (the "Plan") effective November 12, 1999, which provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of Holdings' common stock and for other stock-based awards to officers, directors and key employees for the direction and management of the Company and to non-employee consultants and independent contractors. At December 31, 1999, 7,000,000 shares of common stock were reserved for issuance under the Plan. The compensation committee of the board of directors administers the Plan and determines grant prices and vesting periods.

     The Company applies APB No. 25, "Accounting for Stock Issued to Employees" and related interpretation, in accounting for its employee stock options. In accordance with APB No. 25, no compensation expense or unearned compensation was recorded as of December 31, 1998. As of December 31, 1999, the Company has recorded compensation of $14,309,876. This amount is being recognized over the vesting period in accordance with FASB Interpretation No. 28 when applicable. For the year ended December 31, 1999, non-cash compensation of $8,199,511 has been recognized.

     As discussed in Note 2, the Company has adopted the disclosure-only provisions of SFAS No. 123. Had compensation cost for the Company's stock option plans been determined based on the fair value provisions of SFAS No. 123, the Company's net income and net income per share would have been decreased to the pro forma amounts indicated below:

                                                           FOR THE PERIOD
                                                         FROM JULY 16, 1998
                                                            (INCEPTION)
                                       YEAR ENDED             THROUGH
                                   DECEMBER 31, 1999     DECEMBER 31, 1998
                                  -------------------   -------------------
Net loss--as reported .........      $ (32,835,859)         $ (923,822)
Net loss--pro forma ...........      $ (32,835,859)         $ (997,531)
Net loss per share--as reported
   Basic and Diluted ..........      $        (.68)         $     (.02)
Net loss per share--pro forma
   Basic and Diluted ..........      $        (.68)         $     (.02)

     The pro forma disclosures provided are not likely to be representative of the effects on reported net income or loss for future years due to future grants and the vesting requirements of the Company's stock option plans.

     The weighted-average fair value for options with exercise prices greater than the market price issued of the stock at the grant date was $0.46 for 1998. There were no options issued with exercise prices greater

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

than market price at the grant date during 1999. The weighted-average fair value for options with exercise prices equal to the market price of the stock at the grant date was $9.22 in 1999. There were no options issued with exercise prices equal to market price of the stock at grant date during 1998. The weighted-average fair value for options with exercise prices below the market price of stock at grant date was $13.04 in 1999. There were no options issued with exercise prices below the market price at the grant date during 1998. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                                              FOR THE PERIOD
                                                            FROM JULY 16, 1998
                                                               (INCEPTION)
                                          YEAR ENDED             THROUGH
                                      DECEMBER 31, 1999     DECEMBER 31, 1998
                                     -------------------   -------------------
Dividend yield ...................            0%                    0%
Expected volatility ..............           70%                   70%
Risk-free rate of return .........          5.5%                  5.5%
Expected life ....................       5.53 years            0.3 years

     The following summarizes activity under the Company's stock option plans:

                                                                                             WEIGHTED-AVERAGE EXERCISE
                                                            NUMBER OF OPTIONS                     PRICE PER SHARE
                                                   ------------------------------------ -----------------------------------
                                                                      FOR THE PERIOD                      FOR THE PERIOD
                                                     YEAR ENDED     FROM JULY 16, 1998    YEAR ENDED    FROM JULY 16, 1998
                                                    DECEMBER 31,   (INCEPTION) THROUGH   DECEMBER 31,   (INCEPTION) THROUGH
                                                        1999        DECEMBER 31, 1998        1999        DECEMBER 31, 1998
                                                   -------------- --------------------- -------------- --------------------
Options outstanding at beginning of the
 period ..........................................     873,000                --           $  1.18            $  --
Granted ..........................................   5,282,000           873,000             12.47             1.18
Exercised ........................................          --                --                --
Canceled .........................................    (873,000)               --            ( 1.18)              --
                                                     ---------           -------           -------            -----
Options outstanding at the end of the
 period ..........................................   5,282,000           873,000           $ 12.47           $ 1.18
                                                     =========           =======           =======           ======
Options exercisable at end of the period .........      48,498                --           $  1.27           $   --

     The following table summarizes information for stock options outstanding at December 31, 1999:

                                                                    WEIGHTED-AVERAGE
                                               WEIGHTED-AVERAGE        REMAINING
   EXERCISE PRICES       NUMBER OF OPTIONS      EXERCISE PRICE      CONTRACTUAL LIFE
---------------------   -------------------   ------------------   -----------------
   $ 1.13 - $1.42              630,500             $  1.18                 8.55
   $14.00                    4,651,500               14.00                 9.07
                             ---------             -------                 ----
                             5,282,000             $ 12.47                 9.01
                             =========             =======                 ====


11. FAIR VALUE OF FINANCIAL INSTRUMENTS


     The carrying amounts of cash, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

     The carrying amount of the debt issued pursuant to the Company's credit agreement with Nortel is expected to approximate fair value because the interest rate changes with market interest rates.

     Alamosa utilizes interest rate cap agreements to limit the impact of increases in interest rates on its floating rate debt. The interest rate cap agreements require premium payments to counterparties based upon a notional principal amount. Interest rate cap agreements entitle the Company to receive from the counterparties the amounts, if any, by which the selected market interest rates exceed the strike rates

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

stated in the agreements. The fair value of the interest rate cap agreements is estimated by obtaining quotes from brokers and represents the cash requirement if the existing contracts had been settled at the balance sheet dates.

     Selected information related to the Company's interest rate cap agreements is as follows:

                                           DECEMBER 31, 1999     DECEMBER 31, 1998
                                          -------------------   ------------------
Notional amount .......................       $35,607,000             $   --
Fair value ............................           125,815                 --
Carrying amount .......................           282,958                 --
                                              -----------             ------
Net unrecognized gain (loss) ..........       $  (157,143)            $   --
                                              ===========             ======

     These fair value estimates are subjective in nature and involve uncertainties and matters of considerable judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.



12. COMMITMENTS AND CONTINGENCIES


     On December 21, 1998, Alamosa entered into a three-year agreement with Nortel to purchase network equipment and infrastructure. Pursuant to that agreement, Nortel also agreed to provide installation and optimization services, such as network engineering and radio frequency engineering, for the equipment and to grant Alamosa a nonexclusive license to use the software associated with the Nortel equipment. Alamosa has committed to purchase $82.0 million worth of equipment and services from Nortel, which Nortel has agreed to finance pursuant to the Nortel credit facility. Under the agreement, Alamosa will receive a discount on the network equipment and services because of the Company's affiliation with Sprint PCS, but must pay a premium on any equipment and services financed by Nortel. If Alamosa's affiliation with Sprint PCS ends, Nortel has the right to either terminate the agreement or, with Alamosa's consent, modify the agreement to establish new prices, terms and conditions. Alamosa entered into a modification of the agreement with Nortel after December 31, 1999 as described in Note 14.


13. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


     The quarterly results of operations (unaudited) for 1998 and 1999 per quarter are as follows:

                                                                      QUARTER ENDED
                                                 --------------------------------------------------------
                                                  MARCH 31      JUNE 30      SEPTEMBER 30     DECEMBER 31
                                                 ----------   -----------   --------------   ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
1998:
Net sales ....................................    $     --     $     --       $      --       $      --
Operating loss ...............................          --           --            (401)           (558)
Net loss .....................................          --           --            (400)           (523)
Basic and diluted earnings per share .........    $     --     $     --       $   (0.01)      $   (0.01)
1999:
Net sales ....................................    $     --     $     35       $   1,965       $   6,984
Operating loss ...............................      (1,963)      (4,005)        (11,279)        (13,425)
Net loss .....................................      (1,745)      (4,018)        (11,926)        (15,147)
Basic and diluted earnings per share .........    $  (0.02)    $  (0.08)      $   (0.25)      $   (0.31)

     The sum of the quarterly per share amounts may not equal the annual per share amounts due to relative changes in the weighted average number of shares used in the per share computations.

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14. SUBSEQUENT EVENTS

     INITIAL PUBLIC OFFERING OF COMMON STOCK -- On October 29, 1999, Holdings filed a registration statement with the Securities and Exchange Commission for the sale of 10,714,000 shares of its common stock (the "Stock Offering"). The Stock Offering became effective and the shares were issued on February 3, 2000 at the initial price of $17.00 per share. Subsequently, the underwriters exercised their over-allotment option of 1,607,100 shares. Holdings received net proceeds of $194.3 million after commissions of $13.3 million and expenses of approximately $1.0 million. The proceeds of the Stock Offering are to be used for the build out of the system, to fund operating working capital needs and for other general corporate purposes.

     INITIAL PUBLIC OFFERING OF SENIOR DISCOUNT NOTES -- On December 23, 1999, Holdings filed a registration statement with the Securities and Exchange Commission for the issuance of $350 million face amount of Senior Discount Notes (the "Notes Offering"). The Notes Offering was completed on February 8, 2000 and generated net proceeds of approximately $181 million after underwriters' commissions and expenses of approximate $6.1 million. The Senior Discount Notes ("Notes") mature in ten years (February 15, 2010) and carry a coupon rate of 12 7/8%, and to provide for interest deferral for the first five years. The Notes will accrete to their $350 million face amount by February 8, 2005, after which, interest will be paid in cash semiannually. The proceeds of the Notes Offering are to be used to prepay $75 million of the Nortel credit facility (see Note 7), to pay costs to build out the system, to fund operating working capital needs and for other general corporate purposes. Significant terms of the Notes include:

    o RANKING -- The Notes are senior unsecured obligations of Holdings, equal in right of payment to all future senior debt of Holdings and senior in right of payment to all future subordinated debt of Holdings;

    o GUARANTEES -- The Notes are unsecured obligations and will rank equally with all existing and future senior debt and senior to all existing and future subordinate debt. The Notes will be fully and unconditionally, jointly and severally guaranteed on a senior subordinated, unsecured basis, by all the existing and any future restricted subsidiaries of Holdings. In addition, Holdings will have no assets or operations other than its investments in Alamosa PCS Inc., and there are no non-guarantor subsidiaries. Therefore, financial statements of guarantor subsidiaries have been omitted;

    o OPTIONAL REDEMPTION -- During the first thirty six (36) months after the Notes Offering, Alamosa may use net proceeds of an equity offering to redeem up to 35% of the accreted value of the notes at a redemption price of 112 7/8%;

    o CHANGE OF CONTROL -- Upon a change of control as defined by the Notes Offering, Alamosa will be required to make an offer to purchase the notes at a price equal to 101% of the accreted value (original principal amount plus accrued interest) before February 15, 2005, or 101% of the principal amount at maturity thereafter;

    o RESTRICTIVE COVENANTS -- The indenture governing the Notes contain covenants that, among other things and subject to important exceptions, limit Alamosa's ability and the ability of its subsidiaries to incur additional debt, issue preferred stock, pay dividends, redeem capital stock or make other restricted payments or investments as defined by the Notes Offering, create liens on assets, merge, consolidate or dispose of assets, or enter into transactions with affiliates and change lines of business.

     REVISION TO CREDIT FACILITY WITH NORTEL NETWORKS, INC. -- On February 8, 2000, Alamosa entered into an Amended and Restated Credit Facility (the "New Facility"), which replaced the $123 million facility entered into on June 10, 1999. The new agreement increased the facility to $250 million to provide for the

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

financing of additional equipment needs to complete the build-out of the existing territory and the additional territory received from Sprint PCS (see following subsequent event). The terms of the New Facility are mostly the same as the original $123 million facility discussed in Note 7, but there are certain exceptions, key ones of which are detailed here. Under the New Facility, there are no equity commitments by former members of Alamosa. The interest rate on base rate loans was increased to prime plus 2.75% and on Eurodollar loans to LIBOR plus 3.75%. In addition, each of the tranches A, B and C were increased to $167.0 million, $58.0 million and $25.0 million, respectively. The New Facility also provided for warrants representing 2% of the outstanding common stock of Holdings. These warrants were eliminated, by prior agreement, when Alamosa used $75 million of the equity contribution from Holdings to prepay the Nortel debt in February 2000. Under the circumstances provided in the New Credit Facility, those prepaid amounts may be re-borrowed.

     In addition to the $75 million prepayment, in conjunction with the closing of the New Facility, Alamosa also paid origination and other fees along with interest accrued of approximately $4.7 million.

     REVISION TO PURCHASE CONTRACT WITH NORTEL NETWORKS, INC. -- On February 8, 2000, the Company amended its equipment purchase contract with Nortel and increased its purchase commitment to $167 million. In addition, the requirement to pay a premium for purchases financed by Nortel (see Note 11) was eliminated once the Company's purchases under the contract exceed $82 million.

     CONTRACT FOR TOWERS -- On February 22, 2000, the Company entered into the Master Design Build Agreement with a tower contractor to provide towers in the expansion areas including Wisconsin.

                     REPORT OF INDEPENDENT ACCOUNTANTS ON
                         FINANCIAL STATEMENT SCHEDULE



To the Board of Directors of Alamosa PCS Holdings, Inc.


Our audits of the consolidated financial statements referred to in our report dated February 28, 2000 appearing in the 1999 annual report on Form 10-K of Alamosa Holdings Inc. also included an audit of the financial statement schedule listed in Item 14(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


PricewaterhouseCoopers LLP
Dallas, Texas
February 28, 2000

                                  SCHEDULE II

                          ALAMOSA PCS HOLDINGS, INC.
                          (FORMERLY ALAMOSA PCS LLC)

                 CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

      FOR THE PERIOD JULY 16, 1998 (INCEPTION) THROUGH DECEMBER 31, 1999



                                              ADDITIONS
                            BALANCE AT         CHARGED                      BALANCE AT
                           BEGINNING OF     TO COSTS AND                      END OF
     CLASSIFICATION           PERIOD          EXPENSES       DEDUCTIONS       PERIOD
-----------------------   --------------   --------------   ------------   -----------
                                                  (IN THOUSANDS)
December 31, 1998
 Allowance for doubtful
 accounts .............         $--             $ --             $--           $ --
December 31, 1999
Allowance for doubtful
 accounts .............         $--             $162             $--           $162



     This schedule should be read in conjunction with the Company's audited consolidated financial statements and related notes thereto that appear elsewhere herein.

            ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS


                                                   SEPTEMBER 30, 2000     DECEMBER 31, 1999
                                                   ------------------     -----------------
                                                          (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents .......................   $ 1,375,260            $ 3,144,756
 Accounts receivable .............................       548,206                389,951
 Inventory .......................................       143,887                226,968
 Prepaid expenses ................................       133,900                120,000
                                                     -----------            -----------
   Total current assets ..........................     2,201,253              3,881,675
                                                     -----------            -----------
Property and equipment, net ......................    57,526,792             13,331,321
Intangible assets, net ...........................     8,352,733              8,725,904
Debt issuance costs, net .........................     1,901,371              1,403,583
Other noncurrent assets ..........................        16,290                     --
                                                     -----------            -----------
   Total assets ..................................   $69,998,439            $27,342,483
                                                     ===========            ===========
LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
 Accounts payable and accrued expenses ...........   $ 7,803,274            $ 2,371,177
                                                     -----------            -----------
   Total current liabilities .....................     7,803,274              2,371,177
                                                     -----------            -----------
Notes Payable ....................................    13,793,343                     --
Long-term debt ...................................    56,000,000             25,011,439
                                                     -----------            -----------
   Total liabilities .............................   $77,596,617            $27,382,616
                                                     -----------            -----------
Members' equity:
 Contributed capital .............................     5,279,200              4,079,200
 Contributed capital - related parties ...........     4,101,289              4,101,289
 Accumulated deficit .............................    (8,220,623)            (3,632,380)
 Current year net income (loss) ..................    (8,758,044)            (4,588,242)
                                                     -----------            -----------
   Total members' equity .........................    (7,598,178)               (40,133)
                                                     -----------            -----------
   Total liabilities and members' equity .........   $69,998,439            $27,342,483
                                                     ===========            ===========



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

            ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                              NINE MONTHS ENDED     NINE MONTHS ENDED
                                             SEPTEMBER 30, 2000     SEPTEMBER 30, 1999
                                             ------------------     ------------------
Revenue:
 Service revenue ........................       $  8,560,002          $  1,245,467
 Product sales ..........................            747,956               151,004
                                                ------------          ------------
   Total revenue ........................          9,307,958             1,396,471
                                                ------------          ------------
Cost and expenses:
 Cost of service and operations .........          6,281,512             1,153,509
 Cost of product sold ...................          1,410,706               195,931
 Selling and marketing ..................          2,954,625               880,835
 General and administrative .............          1,533,341               229,496
 Depreciation and amortization ..........          4,190,641             1,662,574
                                                ------------          ------------
   Total costs and expenses .............         16,370,825             4,122,345
                                                ------------          ------------
   Loss from operations .................         (7,062,867)           (2,725,874)
                                                ------------          ------------
Interest and other income ...............             97,358                28,580
Interest expense ........................         (1,792,535)              (83,467)
                                                ------------          ------------
   Net loss .............................       $ (8,758,044)         $ (2,780,761)
                                                ============          ============



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

            ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)


                                                                     NINE MONTHS ENDED   NINE MONTHS ENDED
                                                                    SEPTEMBER 30, 2000   SEPTEMBER 30, 1999
                                                                   -------------------- -------------------
Cash flows from operating activities:
 Net loss ........................................................    $  (8,758,044)       $  (2,780,761)
 Adjustments to reconcile net loss to net cash used
   in operating activities:
   Depreciation and amortization .................................        3,591,014            1,662,574
   Amortization of debt issuance costs ...........................          599,627                   --
 (Increase) decrease in asset accounts:
   Accounts receivable ...........................................         (158,256)                  --
   Inventory .....................................................           83,081             (203,052)
   Prepaid expenses and other assets .............................          (13,900)                  --
   Other noncurrent assets .......................................          (16,290)           1,000,000
 Increase (decrease) in liability accounts:
   Accounts payable and accrued expenses .........................        3,377,783              440,935
                                                                      -------------        -------------
    Net cash provided by (used in) operating activities ..........       (1,294,985)             119,696
                                                                      -------------        -------------
Cash flows from investing activities:
 Additions to property and equipment .............................      (45,732,172)         (22,261,836)
                                                                      -------------        -------------
    Net cash used in investing activities ........................      (45,732,172)         (22,261,836)
                                                                      -------------        -------------
Cash flow from financing activities:
 Debt issuance costs .............................................         (724,243)          (1,389,201)
 Contributed capital .............................................        1,200,000            3,303,000
 Contributed capital-related parties .............................               --              392,160
 Proceeds from notes payable .....................................       13,793,343                   --
 Proceeds from long-term debt ....................................       30,988,561           25,011,439
                                                                      -------------        -------------
    Net cash provided by financing activities ....................       45,257,661           27,317,398
                                                                      -------------        -------------
    Net increase (decrease) in cash and cash equivalents .........       (1,769,496)           5,175,258
Cash and cash equivalents at beginning of period .................        3,144,756               79,656
                                                                      -------------        -------------
Cash and cash equivalents at end of period .......................    $   1,375,260        $   5,254,914
                                                                      =============        =============



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

            ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Roberts Wireless Communications, L.L.C. (the "Company") is a wholly-owned subsidiary of Roberts Wireless Holdings, L.L.C. ("Roberts Holdings"). In the opinion of the sole member of the Company, the accompanying financial statements which are unaudited, except for the balance sheet dated December 31, 1999, contain all adjustments (consisting of only normal accruals) necessary to present fairly the financial position as of September 30, 2000 and December 31, 1999 and the results of operations and cash flows for the nine months ended September 30, 2000 and 1999. The results of operations for the nine months ended September 30, 2000 and 1999 are not necessarily indicative of the results to be expected for the full year.

     During the nine months ended September 30, 2000, the Company borrowed approximately $31,000,000 which was used to purchase communication equipment. The September 30, 2000 accounts payable and accrued expenses is approximately $5,400,000 greater than accounts payable and accrued expenses as of December 31, 1999. This increase is due to additional equipment purchases, working capital liabilities and a decrease in the cash balance.

     At September 30, 2000, the Company was not in compliance with all of the debt covenants including number of covered points of presence and minimum net revenue. The lenders agreed to waive the non-compliance issues at June 30, 2000 as well as any that existed at September 30, 2000.

     The management of Roberts currently believes that Roberts may not have sufficient funds available to fund future required capital expenditures, working capital requirements, operating losses and other cash needs of the business with the result that Roberts will be dependent upon cash advances from Alamosa. Actual amounts of funds required to build out the Roberts segment of the Sprint PCS wireless network and to fund operating losses and working capital needs may vary materially from estimates, and additional funds may be necessary.

     On July 31, 2000, Alamosa PCS Holdings, Inc. ("Alamosa") a Sprint PCS affiliate, signed definitive agreements to merge the Company (the "Roberts Reorganization Agreement") and Washington Oregon Wireless, LLC into its operations through the formation of a new holding company, Alamosa Holdings, Inc. ("Superholdings"). Pursuant to the Roberts Reorganization Agreement, the members of Roberts Holdings will receive 13.5 million shares of Superholdings common stock and approximately $4.0 million in cash. The merger is contingent upon the completion of the conditions to consummate the transaction as contained in the Roberts Reorganization Agreement.

     In addition, on July 31, 2000, the Company entered into a services agreement with Alamosa Operations, Inc. ("Operations") a subsidiary of Alamosa, effective July 31, 2000, whereby Operations began to manage the operations of the Company, pending completion of the merger. Operations provides various services in connection with the operation of the Company's business, including
(a) all network management services, (b) management of all sales and marketing services, (c) through the management agreements with Sprint PCS, customer care, billing, and other services, and (d) certain general and administrative, executive, financial and accounting, human resources, legal and other professional and forecasting services. Under the terms of the agreement, the Company pays Operations a management fee of $100,000 per month for the services provided by Operations and reimburses Operations for certain costs and expenses incurred or paid by Operations in providing these services.

     On June 30, 2000, Operations entered into a $10 million loan agreement with Michael and Steven Roberts. The proceeds from this loan were used to fund capital and operation requirements of the Company and Roberts Tower Company. On July 31, 2000, the Company and Operations entered into a loan agreement (the "Loan Agreement") for $20 million, to be used only for the purposes of repaying the amounts owed by Michael and Steven Roberts under the June 30 loan agreement between Michael and Steven Roberts and Operations and of funding the Company's working capital needs from July 31, 2000 through the completion of the merger. As of January 10, 2001, approximately $20 million had been funded under the Loan Agreement.

     The loan bears interest at the prime rate and is due six months after the termination of the Roberts Reorganization Agreement, upon acceleration, or upon demand.

     In connection with the Loan Agreement, the members of Roberts Holdings entered into an agreement providing that, if the merger is not completed, all sums due under the Loan Agreement and related documents are not paid in full to Operations, and certain liens and security interests are not released, the members of the Company will jointly and severally convey to Operations all or a portion of their respective membership interests in the Company so that Operations owns on a fully diluted basis, 15% of the total membership interests in the Company, free and clear of all liens and encumbrances.

     When the merger is completed, all amounts due to Operations by the Company under the Loan Agreement may at Operations option, either (a) be deemed paid in full (in such ease, this loan will be characterized as capital contributions by Operations to the Company), or (b) remain a debt obligation of the Company, subject to a subordination agreement in favor of the senior lender to Superholdings.

     On October 18, 2000, Roberts Tower Company, a corporation owned and operated by Michael and Steven Roberts, and Operations entered into a loan agreement (the "Roberts Tower Loan Agreement") whereby Operations agreed to lend up to $15.0 million to Roberts Tower Company, to be used only for the purposes of repaying certain amounts owed by Michael and Steven Roberts under the June 30 loan agreement, between Michael and Steven Roberts (as borrowers) and Operations (as lender) and funding the construction of wireless telecommunications towers related to Roberts through the completion of the merger. As of January 10, 2001, approximately $14.5 million has been funded under the Roberts Tower loan agreement.

     Pursuant to the Roberts Tower Loan Agreement, Michael and Steven Roberts agreed that, if the Roberts merger is not completed, all sums due under the Roberts Tower Loan Agreement and related documents are not paid in full to Operations, and certain liens and security interests are not released, Michael and Steven Roberts shall cause Roberts Holdings to assign, transfer and convey to Alamosa Operations all or a portion of its membership interests in Roberts so that Alamosa Operations owns, on a fully diluted basis, 10% of the total membership interests in Roberts, free and clear of all liens and encumbrances, other than the pledge of and lien on such interests to secure the obligations under the loan agreement, dated as of September 8, 1999, between Roberts and Lucent Technologies, Inc., assignor of all of its rights and obligations under such loan agreement to DLJ Capital Funding, Inc. If the fair market value of the 10% membership interest in Roberts is determined to be equal to or greater than the obligations under the Roberts Tower loan agreement and those other loan documents, then the 10% membership interest to Alamosa Operations will replace the obligation of Roberts Tower Company to repay the Roberts Tower loan. If the fair market value of the 10% membership interest is determined to be less than the obligations under the Roberts Tower Loan Agreement, then the fair market value of the 10% membership interest will be applied towards the payment of the Roberts Tower obligations under the Roberts Tower Loan Agreement.

     In connection with the Roberts Tower loan, Michael and Steven Roberts have given personal guarantees to assure the payment of the Roberts Tower loan by Roberts Tower Company.

     Also Roberts Tower Company issued a warrant entitling Operations to purchase 50 shares of Roberts Tower Company common stock for $1.00 per share.

                         INDEPENDENT AUDITORS' REPORT



Members
Roberts Wireless Communications, L.L.C.


     We have audited the accompanying consolidated balance sheet of Roberts Wireless Communications, L.L.C. (the Company) as of December 31, 1999, and the related consolidated statement of income and members' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts Wireless Communications, L.L.C. as of December 31, 1999, and the results of their operations and their cash flows for the year then ended, in accordance with generally accepted accounting principles.



                                        MELMAN, ALTON & CO.



March 29, 2000, except as to Note 7,
which is dated July 31, 2000 and October 31, 2000.

            ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1999




ASSETS
Current assets:
 Cash ............................................    $  3,144,756
 Accounts receivable .............................         389,951
 Inventory .......................................         226,968
 Prepaid rent ....................................         120,000
                                                      ------------
   Total current assets ..........................       3,881,675
                                                      ------------
Fixed assets:
 Land and buildings ..............................         216,335
 Communication equipment .........................      14,208,718
 Furniture and fixtures ..........................         191,207
 Vehicles ........................................         170,000
                                                      ------------
   Total cost ....................................      14,786,260
 Less: accumulated depreciation ..................      (1,454,939)
                                                      ------------
   Net fixed assets ..............................      13,331,321
 Intangible assets (net of amortization) .........      10,129,487
                                                      ------------
   Total assets ..................................    $ 27,342,483
                                                      ============
LIABILITIES AND MEMBERS' DEFICIT
Current liabilities:
 Accounts payable and accrued expenses ...........    $  1,734,992
 Accrued interest payable ........................         636,185
                                                      ------------
   Total current liabilities .....................       2,371,177
Long term liabilities:
 Note payable (Note 3) ...........................      25,011,439
                                                      ------------
   Total liabilities .............................      27,382,616
 Commitments and contingencies
 Members' deficit ................................         (40,133)
                                                      ------------
   Total liabilities and deficit .................    $ 27,342,483
                                                      ============



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

            ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                    FOR THE PERIOD MAY 6, 1998
                                                    YEAR ENDED         (INCEPTION) THROUGH
                                                DECEMBER 31, 1999       DECEMBER 31, 1998
                                               ------------------- ---------------------------
                                                                           (UNAUDITED)
Revenue:
 Service revenue .............................    $  2,494,438             $       --
 Product sales ...............................         379,259                     --
                                                  ------------             ----------
   Total revenue .............................       2,873,697                     --
Cost of services .............................       1,748,565                     --
Cost of products sold ........................         834,236                     --
                                                  ------------             ----------
Gross profit .................................         290,896                     --
Operating expenses:
 Selling and Marketing .......................       2,025,429                     --
 General and administrative expenses .........         702,829                433,591
 Depreciation and amortization ...............       1,799,281                  1,821
                                                  ------------             ----------
   Loss from operations ......................      (4,236,643)              (435,412)
Interest and other income ....................          65,739                  3,499
Interest expense .............................        (417,337)                    --
                                                  ------------             ----------
   Net loss ..................................    $ (4,588,241)            $ (431,913)
                                                  ============             ==========



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

            ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY

              CONSOLIDATED STATEMENT OF MEMBERS' EQUITY (DEFICIT)

                          YEAR ENDED DECEMBER 31, 1999


                                                                                                               MEMBERS'
                                                   CONTRIBUTED     CONTRIBUTED CAPITAL     ACCUMULATED          EQUITY
                                                 CAPITAL MEMBERS     RELATED ENTITIES        DEFICIT          (DEFICIT)
                                                ----------------- --------------------- ----------------   ---------------
Members equity--May 6, 1998 (inception)
 (unaudited) ..................................     $       --          $3,242,687        $ (3,200,468)     $     42,219
Contributed capital--members
 (unaudited) ..................................      1,176,200                  --                  --         1,176,200
Contributed capital--related entities
 (unaudited) ..................................             --             466,442                  --           466,442
Net loss (unaudited) ..........................             --                  --            (431,913)         (431,913)
                                                    ----------          ----------        ------------      ------------
Members' equity (deficit)--December 31,
 1998 (unaudited) .............................      1,176,200           3,709,129          (3,632,381)        1,252,948
Contributed capital--members ..................      2,903,000                                                 2,903,000
Contributed capital--related entities .........                            392,160                               392,160
Net loss ......................................                                             (4,588,241)       (4,588,241)
                                                    ----------          ----------        ------------      ------------
Members' equity (deficit)--December 31,
 1999 .........................................     $4,079,200          $4,101,289        $ (8,220,622)     $    (40,133)
                                                    ==========          ==========        ============      ============

(Note 4)
































                 The accompanying notes are an integral part of
                     the consolidated financial statements.

            ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS






                                                                                         FOR THE PERIOD
                                                                                           MAY 6, 1998
                                                                                           (INCEPTION)
                                                                      YEAR ENDED             THROUGH
                                                                  DECEMBER 31, 1999     DECEMBER 31, 1998
                                                                 -------------------   ------------------
                                                                                           (UNAUDITED)
Cash flows from operating activities:
 Net Loss ....................................................      $  (4,588,241)        $   (431,913)
 Adjustments to reconcile net loss to net cash used in
   operating activities:
   Depreciation and amortization .............................          1,799,281                1,821
   Change in assets and liabilities:
   Increase in accounts receivable ...........................         (1,073,722)                  --
   Increase in inventory .....................................           (226,968)                  --
   Increase in accounts payable and accrued expenses .........          2,371,177                   --
   (Increase) decrease in deposits ...........................          1,000,000           (1,000,000)
   Increase in prepaid rent ..................................           (120,000)                  --
   Increase in intangible assets .............................                 --              (76,200)
                                                                    -------------         ------------
    Net cash used in operating activities ....................           (838,473)          (1,506,292)
                                                                    -------------         ------------
Cash flows from investing activities:
 Additions to fixed assets and operating rights ..............        (22,489,025)             (56,694)
                                                                    -------------         ------------
    Net cash used in investing activities ....................        (22,489,025)             (56,694)
                                                                    -------------         ------------
Cash flows from financing activities:
 Increase in loan costs ......................................         (1,521,841)                  --
 Proceeds from contributed capital ...........................          2,903,000            1,176,200
 Proceeds from long-term debt ................................         25,011,439                   --
 Contributed capital-related entities ........................                 --              466,442
                                                                    -------------         ------------
    Net cash provided by financing activities ................         26,392,598            1,642,642
                                                                    -------------         ------------
    Net increase in cash .....................................          3,065,100               79,656
Cash and cash equivalents at beginning of year ...............             79,656                   --
                                                                    -------------         ------------
Cash and cash equivalents at end of year .....................      $   3,144,756         $     79,656
                                                                    =============         ============



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

            ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. ORGANIZATION AND BUSINESS POLICIES

NATURE OF OPERATIONS

     Roberts Wireless Communications, L.L.C. (the "Company") was formed May, 1998 as a limited liability company, to engage in the business of wireless communications and is currently operating as a Sprint PCS affiliate.

INTERIM NETWORK OPERATING AGREEMENT/ASSET PURCHASE

     On January 21, 1999, Sprint PCS assigned the Columbia, MO BTA and the Jefferson City, MO BTA service areas to the Company through a purchase agreement. This assignment included an agreement whereby the Company receives 92% of billed revenue generated by subscribers in these markets. At the time of this assignment, the Company was in the process of building its master switching center ("MSC"), thus not capable of operating the network. The Company and Sprint entered into an Interim Network Operating Agreement whereby the twenty-three cell sites located in the Columbia and Jefferson City, MO service areas would remain on the Sprint PCS St. Louis Switch, and, Sprint PCS would continue to maintain such properties until: (a) all leases for cell sites in both service areas had been transferred from Sprint PCS to the Company; (b) the Company paid Sprint PCS in full for the "Asset Purchase". On September 8, 1999, the Asset Purchase was consummated although three of the total twenty-three leases had not been transferred: From January 21, 1999 through April 4, 2000, the Company incurred interim Network Operating fees of varying amounts based upon the number of cell site leases not transferred. On May 19, 2000, all cell sites in the Columbia and Jefferson City service areas were transferred off the Sprint PCS switch and connected to the Company's switch.

     The purchase price for the operating rights and related equipment totaled $12.9 million. The fair value of the equipment was $4 million. The remaining $8.9 million was recorded as an intangible asset and is being amortized over the remaining life of the Sprint Agreement of 18 years.

WHOLLY-OWNED SUBSIDIARY

     The Company owns 100% of Roberts Wireless Properties, LLC. This subsidiary is inactive.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of any contingent assets and liabilities, and the reported revenues and expenses.

INVENTORY

     Inventory consists of handsets and related accessories. Inventories purchased for resale will be carried at the lower of cost, determined using weighted average, or market. Market will be determined using replacement cost in accordance with industry standards.

PROPERTY AND EQUIPMENT

     Property and equipment are reported at cost less accumulated depreciation. Repair and maintenance costs are charged to expense as incurred; significant renewals and betterments are capitalized.

     When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts, and any gains or losses on disposition are recognized in income.

            ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

     Property and equipment are depreciated using the straight-line method based on estimated useful lives of the assets. Asset lives are as follows:


  Buildings                              39 years
  Furniture and Fixtures                5-7 years
  Communication Equipment              5-15 years
  Vehicles                                5 years

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The Company does not believe that any recently issued accounting pronouncements will have a material impact on its financial position, results of operations or cash flows.


REVENUE RECOGNITION

     The Company will recognize revenue as services are performed. Sprint PCS will handle the Company's billings and collections and will retain 8% of collected service revenues from Sprint PCS subscribers based in the Company's territory and from non-Sprint PCS subscribers who roam onto the Company's network. The amount retained by Sprint PCS will be recorded as an operating expense. Revenues generated from the sale of handsets and accessories and from roaming services provided to Sprint PCS customers who are not based in the Company's territory are not subject to the 8% retainage.


ADVERTISING COSTS

     Advertising costs are expensed as incurred. Advertising expenses totaled approximately $110,774 during 1999.


ACCRUAL BASIS OF ACCOUNTING

     Assets and liabilities and income and expenses are recognized on the accrual basis of accounting.


CONCENTRATION OF CREDIT RISK

     The Company maintains deposits in excess of federally insured limits. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.


ACCOUNTS RECEIVABLE

     The Company uses the allowance method for recognizing bad debts. There is no provision for bad debts. In the opinion of management, all amounts due will be collected.


AMORTIZATION

     Loan costs are capitalized and amortized over the term of the loan on a straight-line basis over eight years.


INCOME TAXES

     No income tax provision has been included in the financial statements, since income or loss of the limited liability company is reported by the members on their individual tax returns.

            ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

3. LONG-TERM DEBT


        Note payable--Lucent Technologies, Inc.
        Origination Date: September 8, 1999
        Collateral: All assets owned by the Company
        Maturity Date: September 8, 2007                $25,011,439
                                                        ===========

     The Company entered into a credit agreement with Lucent Technologies, Inc. The financing terms permit the Company to borrow $56 million through three commitment tranches to finance the costs of equipment and services purchased from Lucent Technologies, Inc. In exchange for Lucent base stations purchased by the company in connection with the swap-out of 23 Nortel base stations, Lucent agrees to give the company credits amounting to $2,061,428 to be used for future purchases of Lucent products.

     The loan shall bear interest at the alternative base rate (ABR), plus the applicable margin set forth as follows:

     The applicable margin for ABR Borrowings is a percentage per annum based on the ratio of Total Debt to Annualized EBITDA of the Borrower as of the prior fiscal quarter (calculated on a rolling 12-month basis) as follows:


LEVERAGE                                            APPLICABLE MARGIN FOR ABR BORROWINGS
--------                                            ------------------------------------
 (greater than) 10  x                                               3.50%
 = or (less than) 10 x but (greater than) 6 x                       3.25%
 = or (less than) 6 x but (greater than) 4 x                        3.00%
 = or (less than) 4 x                                               2.75%


     The interest rate at December 31, 1999 approximated 10.625%.

     Maturities of long-term debt for the years succeeding December 31, 1999, and thereafter are as follows:


  YEAR                        AMOUNT
  ----                     -----------
  2000                     $         0
  2001                               0
  2002                               0
  2003                       5,002,288
  2004                       5,002,288
  Thereafter                15,006,863
                           -----------
                           $25,011,439
                           ===========


     No interest was paid during 1999. The Company is required to maintain certain financial ratio conditions including minimum revenue levels.

4. RELATED PARTY TRANSACTIONS

     Capital has been contributed by related entities of the Company. Capital was contributed in the form of expenditures paid by related entities.

5. ADDITIONAL EQUITY RESERVED BY MEMBERS


     The members have agreed to reserve as additional equity for the Company, $11,891,000 of ready and immediate available cash from their margin account and line of credit, which cannot exceed fifty percent of their stock ownership in a publicly held company, plus the value of various other investments. Management believes the agreements with Alamosa PCS Holdings, Inc., which include the $20 million cash infusion received from Alamosa Operations, Inc., make it no longer necessary for the members to reserve additional equity for the Company.

            ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND SUBSIDIARY
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

6. COMMITMENTS AND CONTINGENCIES

     The Company leases office space from Roberts Brothers Properties, LLC whose members are members of this company. The lease requires monthly payments of $11,667 and expires December 31, 2004. Rent charged to operations was $140,000 during 1999. Accrued rent as of December 31, 1999 equaled $105,000.

     Minimum required future rental payments under this operating Lease as of December 31, 1999 are:


  YEAR               AMOUNT
  ----              --------
  2000              $140,000
  2001               140,000
  2002               140,000
  2003               140,000
  2004               140,000
                    --------
                    $700,000
                    ========



     The Company is a defendant in a lawsuit. The plaintiff is seeking $300,000. The Company has filed a motion to dismiss the suit on the basis that it fails to state any legal claim on which relief can be granted by the court as a matter of loss. If the motion to dismiss is denied, the Company intends to vigorously defend the suit. The ultimate resolution of this matter is not ascertainable at this time. No provision has been made in the financial statements related to this claim.



7. SUBSEQUENT EVENTS

     On July 31, 2000, the Company signed a definitive agreement to combine its operations with Alamosa PCS Holdings, Inc. and Washington Oregon Wireless, LLC ("WOW") in a reorganization transaction in which the Company, Alamosa PCS Holdings, Inc. and WOW will each become a wholly-owned subsidiary of Alamosa Holdings, Inc.


     The terms of the definitive agreement call for members of the Company to receive 13,500,000 shares of Alamosa Holdings, Inc. common stock and $4 million in cash. The definitive agreement also calls for the Company to transfer to the members, Roberts Tower Company, or other entities controlled by them, certain assets that include real estate, towers, Nortel base stations and retail store sites that were funded directly or indirectly with capital contributions to the Company by the members. The total value of the assets to be transferred approximates $4,420,000.


     On July 31, 2000, the Company and Alamosa Operations, Inc. ("Alamosa Operations"), a wholly-owned subsidiary of Alamosa, entered into a services agreement whereby, effective July 31, 2000, Alamosa Operations began to manage the operations of the Company, pending completion of the Company's merger. Under the Company's service agreement, Alamosa Operations provides various services in connection with the operation of the Company's business. The Company pays Alamosa Operations a management fee of $100,000 per month for the services provided by Alamosa Operations and has to reimburse Alamosa Operations for certain reimbursable costs and expenses incurred or paid by Alamosa Operations in providing these services.

     On July 31, 2000, the Company and Alamosa Operations entered into a loan agreement whereby Alamosa Operations agreed to lend up to $20 million to the Company, to be used only for the purpose of funding the Company's working capital needs from July 31, 2000, through the completion of the Company's merger. Upon consummation of the merger, the loan shall be deemed paid in full, and all funds advanced by Alamosa operations, plus accrued interest shall be treated as capital contributions. If the merger does not consummate, the loan plus interest is required to be paid back in full. If the loan plus accrued interest is not paid back in full, then the lender will receive a membership interest in the Company in lieu of repayment.

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS



                                                    SEPTEMBER 30, 2000   DECEMBER 31, 1999
                                                   -------------------- ------------------
                                                        (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents .......................     $  2,120,216        $    596,445
 Accounts receivable .............................           45,495                  --
 Inventory .......................................          612,044                  --
 Prepaid expenses ................................           37,090                  --
                                                       ------------        ------------
   Total current assets ..........................        2,814,845             596,445
Property and equipment, net ......................       33,178,939          10,413,155
Intangible assets ................................               --                  --
Notes Receivable .................................               --                  --
Debt issuance costs, net .........................        1,529,852                  --
Other noncurrent assets ..........................          105,762                  --
                                                       ------------        ------------
   Total assets ..................................     $ 37,629,398        $ 11,009,600
                                                       ============        ============
LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
 Accounts payable and accrued expenses ...........     $  8,181,245        $  8,206,097
                                                       ------------        ------------
   Total current liabilities .....................        8,181,245           8,206,097
Senior secured notes payable .....................       22,960,318                  --
Other noncurrent liabilities .....................           50,000                  --
Long-term debt                                                   --                  --
                                                       ------------        ------------
   Total liabilities .............................       31,191,563           8,206,097
                                                       ------------        ------------
Commitments
Members' equity:
 Additional paid in capital ......................       14,699,769           3,829,120
 Accumulated deficit .............................       (1,025,617)                 --
 Current year net income (loss) ..................       (7,236,317)         (1,025,617)
                                                       ------------        ------------
   Total members' equity .........................        6,437,835           2,803,503
                                                       ------------        ------------
   Total liabilities and members' equity .........     $ 37,629,398        $ 11,009,600
                                                       ============        ============



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)



                                                      THREE                NINE                 THREE                NINE
                                                  MONTHS ENDED         MONTHS ENDED         MONTHS ENDED         MONTHS ENDED
                                               SEPTEMBER 30, 2000   SEPTEMBER 30, 2000   SEPTEMBER 30, 1999   SEPTEMBER 30, 1999
                                              -------------------- -------------------- -------------------- --------------------
Revenue:
 Service revenue ............................     $    322,050         $    358,855          $       --           $       --
 Product sales ..............................          110,722              110,722                  --                   --
                                                  ------------         ------------          ----------           ----------
   Total revenue ............................          432,772              469,577                  --                   --
                                                  ------------         ------------          ----------           ----------
Costs and expenses:
 Cost of service and operations .............        1,669,608            2,859,005              64,450              238,168
 Cost of products sold ......................          217,928              217,928                  --                   --
 Selling and marketing ......................          968,630            1,166,865                  --                   --
 General and administrative .................          995,893            2,706,217             105,683              205,004
 Depreciation ...............................          424,303              486,113                                       --
                                                  ------------         ------------                               ----------
   Total costs and expenses .................        4,276,362            7,436,128             170,133              443,172
                                                  ------------         ------------          ----------           ----------
   Loss from operations .....................       (3,843,590)          (6,966,551)           (170,133)            (443,172)
                                                  ------------         ------------          ----------           ----------
Interest and other income (expense) .........           40,313              113,545               1,663                1,663
Interest expense ............................         (383,311)            (383,311)                 --                   --
                                                  ------------         ------------          ----------           ----------
   Net loss .................................     $ (4,186,588)        $ (7,236,317)         $ (168,470)          $ (441,509)
                                                  ============         ============          ==========           ==========



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                        WASHINGTON OREGON WIRELESS, LLC

             CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                                  (UNAUDITED)



                                                                                        CAPITAL            TOTAL
                                                   CONTRIBUTED       ACCUMULATED      ACQUISITION         MEMBERS'
                                                     CAPITAL           DEFICIT            COST        EQUITY (DEFICIT)
                                                  -------------   ----------------   -------------   -----------------
Members' equity at December 31, 1999 ..........   $ 3,829,120       $ (1,025,617)     $       --       $  2,803,503
Activity during the nine months ended
 September 30, 2000:
 Capital contributions ........................    11,620,649                 --              --         11,620,649
 Capital acquisition cost .....................            --                 --        (750,000)          (750,000)
 Net loss .....................................            --         (7,236,317)             --         (7,236,317)
                                                  -----------       ------------      ----------       ------------
 Net loss .....................................    15,449,769         (8,261,934)     $ (750,000)         6,437,835
                                                  -----------       ------------      ----------       ------------
Members' equity at September 30, 2000 .........   $15,449,769       $ (8,261,934)     $ (750,000)      $  6,437,835
                                                  ===========       ============      ==========       ============



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)



                                                                               NINE MONTHS ENDED   NINE MONTHS ENDED
                                                                              SEPTEMBER 30, 2000   SEPTEMBER 30, 1999
                                                                             -------------------- -------------------
                                                                                  (UNAUDITED)
Cash flows from operating activities:
 Net loss ..................................................................    $  (7,236,317)       $   (441,509)
 Adjustments to reconcile net loss to net cash used in operating activities:
   Contributed services ....................................................          100,000                  --
   Noncurrent employee compensation ........................................           50,000
   Depreciation and amortization ...........................................          399,069
   Amortization of debt issuance costs .....................................           87,044
   (Increase) decrease in asset accounts:
    Accounts receivable ....................................................          (45,495)                (43)
    Inventory ..............................................................         (612,044)
    Prepaid expenses and other assets ......................................          (37,090)
    Other current assets ...................................................               --              (4,058)
   Increase (decrease) in liability accounts:
    Accounts payable and accrued expenses ..................................         (359,628)            465,605
                                                                                -------------        ------------
      Net cash (used in) provided by operating activities ..................       (7,654,461)             19,995
                                                                                -------------        ------------
Cash flows from investing activities:
 Additions to property and equipment .......................................      (22,830,077)         (2,034,455)
 Purchase of other assets ..................................................         (105,762)                 --
                                                                                -------------        ------------
      Net cash used in investing activities ................................      (22,935,839)         (2,034,455)
                                                                                -------------        ------------
Cash flows from financing activities:
 Contributed capital .......................................................       11,520,649           2,581,540
 Proceeds from notes payable ...............................................       22,960,318
 Loan financing costs ......................................................       (1,616,896)
 Capital acquisition costs .................................................         (750,000)                 --
                                                                                -------------        ------------
      Net cash provided by financing activities ............................       32,114,071           2,581,540
                                                                                -------------        ------------
      Net increase (decrease) in cash and cash equivalents .................        1,523,771             567,080
Cash and cash equivalents at beginning of period ...........................          596,445               4,080
                                                                                -------------        ------------
Cash and cash equivalents at end of period .................................    $   2,120,216        $    571,160
                                                                                =============        ============



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES


BUSINESS ACTIVITY


     The Washington Oregon Wireless, LLC (the "Company") operates as an Oregon Limited Liability Company comprised of 27 members as of September 30, 2000. As an LLC, the members of the Company have limited personal liability for the obligations and debts of the entity. The Company was formed in 1998 for the purpose of building out and operating personal communications services (PCS) networks in Washington and Oregon to provide other wireless telephone services and construct other infrastructure, towers, and networks as the members may approve.



AFFILIATION AGREEMENT

     In February 1999, the Company entered into an "Affiliation Agreement" with Sprint PCS (Sprint). As a Sprint PCS affiliate, the Company has the exclusive right to provide digital PCS services under the Sprint and Sprint PCS brand name in its service areas in rural portions of Oregon and Washington for a period of up to 50 years. Under the Agreement, the Company is responsible for designing, building, owning, and managing a communications network in its service area to the standards established by Sprint which will operate as a single-integrated system with other Sprint PCS service areas. As part of the Sprint PCS Agreement, the Company has the option of contracting with Sprint PCS to provide back office services such as customer activation, handset logistics, billing, customer service, and network monitoring.


MEMBERSHIP

     All members are required to own a membership interest in the Company. Each member of the Company has subscribed to a minimum of $100,000 cash (or contributed services, see Note 4) to be admitted in the LLC. Only one class of members exists and the entity's life shall exist indefinitely until dissolved as provided by the operating agreement. New members may be admitted with the approval of members comprising 67% of the ownership rights.


     Members are granted membership units based on the capital contributed plus the present value of capital subscribed. At September 30, 2000, 31,558,046 membership units have been granted.



CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.


ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


FIXED ASSETS

     Fixed assets include office equipment, leasehold improvements, and construction in progress. Office equipment and leasehold improvements are recorded at cost and depreciated on a straight-line basis over

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the estimated life of the assets (5 years for office equipment), or the term of the lease as appropriate. Construction in progress consists of the costs of acquiring wireless communication sites for the placement of base stations, purchases of the related equipment, and construction of a mobile switching center in Beaver Creek, Oregon.


INCOME TAXES


     The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income (loss) of the Company is included in the members' tax returns.


ACCOUNTING FOR START-UP COSTS


     The Company accounts for start-up related costs in accordance with AICPA Statement of Position 98-5 Reporting on the Costs of Start-Up Activities. The Company expenses start-up costs as incurred unless the costs qualify for capitalization under other generally accepted accounting principles.


ACCOUNTING FOR APPRECIATION RIGHTS


     The Company accounts for its Value Appreciation Rights Plan (see Note 6) in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation. Statement No. 123 established fair value as the measurement basis for accounting for employee stock option plans and similar equity instruments.


INTEREST CAPITALIZATION



     The Company follows the policy of capitalizing interest as a component of the cost of property, plant, and equipment constructed for its own use. For the nine months ended September 30, 2000, total interest incurred was $972,550 (including $87,044 of amortization of deferred financing costs) of which $589,239 has been capitalized. The Company incurred no interest for the nine months ended September 30, 1999.



2. DEVELOPMENT STAGE OPERATIONS


     Since its formation in July 1998, the operations of the Company have been devoted to raising capital, design and development related to construction of facilities, acquisition of wireless communication sites, construction of base stations, and administrative functions. Certain tower sites became operational in the second quarter of 2000, and the Company began earning revenue on roaming traffic through their network.


3. CAPITAL SUBSCRIPTIONS RECEIVABLE


     Each member of the Company entered into the Amended and Restated Operating Agreement of Washington Oregon Wireless, LLC that covers the amount and timing of its contributions to the LLC. Actual capital calls may differ from the Funding Schedule contained within the Agreement and are made at the discretion of the Board of Managers based on the needs of the Company.


     The original subscription agreements have been superseded by the Amended and Restated Operating Agreement.

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Based upon the Amended and Restated Operating Agreement, the capital is callable as follows:

  2000      $14,633,731
  2001        1,969,000
  2002          810,000
  2003          575,000
            -----------
            $17,987,731
            ===========


     Member capital calls were suspended after the first quarter 2000 due to the proposed merger (see Note 10).


4. RELATED PARTY TRANSACTION


     A member of the Company, Western Independent Network ("WIN"), provides certain management and administrative services to the Company. Payments to WIN for these services totaled $54,576 and $116,114 for the nine months ended September 30, 2000 and 1999, respectively. WIN also received $100,000 in contributed capital in 2000 and 1999 for management services. WIN will receive an additional $100,000 in contributed capital in 2001 for management services, for a total membership contribution of $300,000.

     Another member of the Company, Duncan, Tiger and Tabor, provided legal services to the Company. Payments for these services totaled $70,344 and $51,374 for the nine months ended September 30, 2000 and 1999, respectively.

     In addition, organizations affiliated with JMW Wireless Acquisition Company, LLC, a member of the Company, have provided various professional services including assistance in obtaining debt and equity financing for the Company. Payments for these services were approximately $856,952 and $47,831 for the nine months ended September 30, 2000 and 1999, respectively.



5. COMMITMENTS

     The Company designed and engineered the wireless network it will build and has developed an estimate of the cost to construct. The Company has entered into various agreements related to building out the network. These agreements cover the purchase of switching and other equipment, construction of base stations, and the construction of a mobile switching center. Based on the system design, the estimated costs that the Company will incur to build the network, including the commitments already made, are as follows:

  2000      $ 4,150,000
  2001        9,100,000
  2002        2,110,000
  2003        1,230,000
  2004        1,950,000
  2005        1,230,000
            -----------
            $19,770,000
            ===========


     In addition, the Company has entered into lease agreements for the use of towers. The lease agreements differ in amount based on whether the tower is a build-to-suit or a co-locate. The leases commence when a tower is ready for use and begin in 2000. The Company currently has signed lease

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


agreements on 77 sites (73 of which had commenced at September 30, 2000) with annual lease payments totaling $1,595,250. An additional 28 and 47 sites are expected to commence in 2000 and 2001, respectively, for a total of 152 sites. The minimum lease payments for the remainder of 2000 and over the next five years on all sites are expected to be as follows:




  2000      $   589,000
  2001        3,148,000
  2002        3,507,000
  2003        3,556,000
  2004        3,606,000
  2005        3,657,000
            -----------
            $18,063,000
            ===========


     The Company has leases for building, office and retail space, vehicles, and office equipment under operating leases expiring through 2005. Future minimum payments under these leases are:


  2000      $  103,600
  2001         414,300
  2002         410,200
  2003         294,500
  2004         226,700
  2005          67,800
            ----------
            $1,517,100
            ==========


6. VALUE APPRECIATION RIGHTS PLAN


     The Company has established a "Value Appreciation Rights" plan for the benefit of selected management executives effective September 1, 1999. The plan shall remain in effect until it is otherwise terminated by the Board. A "Value Appreciation Right" (VAR) is the grant by the Company, to an executive, of "Units" whose value is tied to the value of the Company; together with the right to be paid an amount at some time in the future equal to the value of the Units plus or minus the difference between the value of the Units on the Grant Date and the value on the date the VAR is exercised. VARs are granted to executives at the discretion of the Board. The actual benefit available at the time benefits become payable will depend on the future financial performance of the Company. The plan requires a third party valuation firm to annually determine the market value of the Company based on its financial statements. As of September 30, 2000, a third party valuation of the Company has not been performed, and the fair market value of the Company was estimated by the Board of Managers.


     A grant vests at 20% per year and is fully vested at the completion of 5 years. The plan states that VARs may not be exercised unless the executive is continuously employed by the Company from the Grant Date through at least the first anniversary of the Grant Date, unless early vesting takes place due to the occurrence of one of the various circumstances as described in the plan (see Note 10). Compensation costs related to the Plan are recognized over the vesting period.


     At September 30, 2000, the Board has granted 337,012 units in accordance with this plan. The units granted have an estimated current value of $1.472 per unit. The Company has recognized $50,000 of compensation cost for the nine months ended September 30, 2000.


7. RETIREMENT SAVINGS PLAN

     Effective May 1, 2000, the Company began sponsoring a defined contribution employee retirement savings plan. Employees age 21 and over who have been employed at least one month are eligible to

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


participate in the plan on the first day of the next calendar quarter. Employees may contribute from 1% to 15% of their eligible compensation on a pre-tax basis up to a maximum of $10,500 per calendar year. Employer contributions are at the discretion of the Company and are currently 50% of employees' contributions up to the first 6% of the employees' eligible compensation deferred under the Plan. Employees must provide 1,000 hours of service in the plan year to be eligible for employer matching contributions. Contributions to the plan in 2000 amounted to $13,176. The plan also allows for potential profit sharing contributions up to the discretion of the Company.



8. SENIOR SECURED CREDIT FACILITY

     In April 2000, the Company obtained long-term financing from CoBank in the amount of $45,000,000. Interest rates are determined at the time of each advance based on the Company's election between either a base rate (the higher of the prime rate or the sum of the Federal Funds Rate plus 0.50%) or LIBOR, plus an applicable margin based on the leverage ratio as defined in the agreement. The current applicable Base Rate margin and LIBOR margin are 2.25% and 3.25% respectively. Each LIBOR loan may be obtained for periods of one, two, three or six months. Interest payments are due the last day of each calendar quarter for Base Rate loans and the last day of each applicable interest period, (but not longer than three months from the commencement of such interest period), for LIBOR loans.

     The agreement calls for minimum quarterly reductions in the commitment commencing March 31, 2003 as follows:


                                           QUARTERLY AMOUNT OF
DATES OF REDUCTION                              REDUCTION
------------------                         -------------------
   June 30, 2003 through March 31, 2005        $1,687,500
   June 30, 2005 through March 31, 2006         2,250,000
   June 30, 2006 through March 31, 2008         2,812,500


     The agreement also contains provisions that call for mandatory repayments to be made if certain circumstances occur including, excess cash flow, insurance proceeds, equity issuance, debt incurrence, asset dispositions and change in control of the Company.

     As of September 30, 2000 the Company has borrowed $22,960,318 on this credit facility, with interest rates ranging from 9.58% to 10.05%. Subsequent to September 30, 2000 the Company has borrowed an additional $3,000,000.

     The loan is secured by a first superior continuing security interest in all assets of the Company.


9. DEFERRED FINANCING COSTS


     Deferred financing costs consist of loan fees paid to CoBank and legal fees and other expenses incurred to obtain debt financing. The costs are being amortized over the life of the loan. Amortization for the nine months ended September 30, 2000 amounted to $80,744 of which $36,815 was capitalized during the second quarter of 2000 and prior to any market launches (none in 1999).


10. RECENT DEVELOPMENTS

     On July 31, 2000, Alamosa PCS Holdings, Inc. ("Alamosa") a Sprint PCS affiliate, signed definitive agreements to merge the Company (the "WOW Reorganization Agreement") and Roberts Wireless Communications, L.L.C. into its operations through the formation of a new holding company, Alamosa Holdings, Inc. ("Superholdings"). Pursuant to the WOW Reorganization Agreement, the members of the Company will receive 6.05 million shares of Superholdings common stock and $12.5 million in cash. The merger is contingent upon the completion of the conditions to consummate the transaction as contained in the WOW Reorganization Agreement.

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Upon required conditions being met and the merger closing, all units granted under the VAR Plan (see Note 6) shall become fully vested and amounts owed under the plan shall be paid at the closing of the merger, except as described below.

     As described in the Agreement and Plan of Reorganization, on the closing date, Alamosa, or an affiliate of Alamosa, shall assume the obligations owed under the VAR Plan to the Company's employees whom Alamosa or its affiliates elects to employ and either, assume the VAR Plan as it relates to the CEO of the Company, or satisfy and pay the obligations owed to the CEO of the Company under the VAR Plan. On the closing date, Alamosa shall pay to each Company employee that Alamosa or its affiliates elects to employ, one-third of the VAR obligations owed to each individual employee and to the CEO of the Company, the amount of VAR obligations attributable to the CEO. On each of the dates six and twelve months after the closing date, Alamosa or its affiliates shall pay the remaining one-third of the obligations owed to such Company employees.

     All units vesting upon closing of the merger will be valued as of such closing and the valuation will be based on the Company's total equity value as reflected in the merger (including stock and cash received by the members of the Company) without deduction of the cost of such merger and without reducing the value of stock the members of the Company receive by any discount for any "lock-up" period applicable to such stock.

     In addition, on July 31, 2000, the Company entered into a services agreements with Alamosa Operations, Inc. ("Operations") a subsidiary of Alamosa, effective September 1, 2000, whereby Operations began to manage the operations of the Company, pending completion of the merger. Operations provides various services in connection with the operation of the Company's business, including (a) all network management services, (b) management of all sales and marketing services, (c) through the management agreements with Sprint PCS, customer care, billing, and other services, and (d) certain general and administrative, executive, financial and accounting, human resources, legal and other professional and forecasting services. Under the terms of the agreement, the Company pays Operations a management fee of $100,000 per month for the services provided by Operations and reimburses Operations for certain costs and expenses incurred or paid by Operations in providing these services.

     Also, on July 31, 2000, the Company and Operations entered into a loan agreement (the "Loan Agreement") whereby Operations will lend up to $11 million to the Company to be used only for the purposes of (a) satisfying certain capital contribution requirements under the Company's operating agreement, and
(b) funding the Company's working capital needs from July 31, 2000 through the completion of the merger. As of January 10, 2001, approximately $8.3 million has been funded under the loan agreement.

     The loan bears interest at the prime rate and is due 30 days after the termination of the WOW Reorganization Agreement or upon demand. Operations is not obligated to make any advances under the Loan Agreement until it has received certain consents. This loan is guaranteed by certain members of the Company.

     When the merger is completed, all amounts due to Operations by the Company under the Loan Agreement may, at Operations' option either, (a) be deemed paid in full (in such case, this loan will be characterized as a capital contribution by Operations to the Company), or (b) remain a debt obligation of the Company, subject to a subordination agreement in favor of the senior lender to Superholdings.

                         INDEPENDENT AUDITORS' REPORT


Board of Managers
Washington Oregon Wireless, LLC
(A Development Stage Company)
Stayton, Oregon


     We have audited the accompanying balance sheets of Washington Oregon Wireless, LLC (a limited liability company) as of December 31, 1999 and 1998, and the related statements of income, members' equity, and cash flows for the year ended December 31, 1999, and from July 8, 1998 (date of inception) to December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Washington Oregon Wireless, LLC as of December 31, 1999 and 1998, and the results of its operations and cash flows for the year ended December 31, 1999 and from inception to December 31, 1999 and 1998, in conformity with generally accepted accounting principles.





Aldrich, Kibride & Tatone, LLP




March 7, 2000
Salem, Oregon

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)

                                BALANCE SHEETS



                                                    DECEMBER 31, 1999   DECEMBER 31, 1998
                                                   ------------------- ------------------
ASSETS
Current assets--cash .............................    $     596,445      $       4,079
Fixed assets:
 Office equipment ................................           14,748                 --
 Construction in progress ........................       10,399,330                 --
                                                      -------------      -------------
                                                         10,414,078                 --
 Less accumulated depreciation ...................              923                 --
                                                      -------------      -------------
   Fixed assets, net .............................       10,413,155                 --
                                                      -------------      -------------
   Total assets ..................................    $  11,009,600      $       4,079
                                                      =============      =============
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
 Accounts payable ................................    $   8,193,437      $      12,805
 Accrued expenses ................................           12,660              3,750
                                                      -------------      -------------
    Total current liabilities ....................        8,206,097             16,555
                                                      -------------      -------------
Commitments (Note 5)
Members' equity (deficit):
 Capital contributed and subscribed ..............       18,066,853         15,248,750
 Deficit accumulated during the development stage        (1,025,617)           (45,476)
 Capital subscription receivable .................      (14,237,733)       (15,215,750)
                                                      -------------      -------------
 Total members' equity (deficit) .................        2,803,503            (12,476)
                                                      -------------      -------------
                                                      $  11,009,600      $       4,079
                                                      =============      =============



    The accompanying notes are an integral part of the financial statements.

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)

                           STATEMENTS OF OPERATIONS




                                                                        FOR THE PERIOD         FOR THE PERIOD
                                                                         JULY 8, 1998           JULY 8, 1998
                                                   YEAR ENDED        (INCEPTION) THROUGH     (INCEPTION) THROUGH
                                               DECEMBER 31, 1999      DECEMBER 31, 1999       DECEMBER 31, 1998
                                              -------------------   ---------------------   --------------------
Revenues: .................................       $       --            $         --             $      --
Expenses:
 Design and development ...................          192,986                 192,986                    --
 Management fees--WIN .....................          205,675                 213,060                 7,385
 Consulting ...............................          204,965                 252,228                47,263
 Legal and accounting .....................          111,221                 112,826                 1,605
 Compensation, benefits and taxes .........          131,203                 131,203                    --
 General and administrative ...............          141,083                 145,056                 3,973
                                                  ----------            ------------             ---------
    Total expenses ........................          987,133               1,047,359                60,226
Other income ..............................            6,992                  21,742                14,750
                                                  ----------            ------------             ---------
    Net loss ..............................       $ (980,141)           $ (1,025,617)            $ (45,476)
                                                  ==========            ============             =========


    The accompanying notes are an integral part of the financial statements.

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)
                    STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

              JULY 8, 1998 (INCEPTION) THROUGH DECEMBER 31, 1999





                                                         CONTRIBUTED       ACCUMULATED       TOTAL MEMBERS'
                                                           CAPITAL           DEFICIT        EQUITY (DEFICIT)
                                                        -------------   ----------------   -----------------
Members' equity at July 8, 1998 (inception) .........    $       --       $         --        $       --
Activity from inception to December 31, 1998:
 Capital contributions ..............................        33,000                 --            33,000
 Net loss ...........................................            --            (45,476)          (45,476)
                                                         ----------       ------------        ----------
Members' deficit at December 31, 1998 ...............        33,000            (45,476)          (12,476)
Activity for the year ended December 31, 1999:
 Capital contributions ..............................     3,796,120                 --         3,796,120
 Net loss ...........................................            --           (980,141)         (980,141)
                                                         ----------       ------------        ----------
Members' equity at December 31, 1999 ................    $3,829,120       $ (1,025,617)       $2,803,503
                                                         ==========       ============        ==========


    The accompanying notes are an integral part of the financial statements.

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)

                           STATEMENTS OF CASH FLOWS



                                                                             FOR THE               FOR THE
                                                                              PERIOD               PERIOD
                                                                           JULY 8, 1998         JULY 8, 1998
                                                                           (INCEPTION)           (INCEPTION)
                                                      YEAR ENDED             THROUGH               THROUGH
                                                  DECEMBER 31, 1999     DECEMBER 31, 1999     DECEMBER 31, 1998
                                                 -------------------   -------------------   ------------------
Cash flows from operating activities:
 Net loss ....................................      $   (980,141)         $ (1,025,617)          $ (45,476)
 Contributed services ........................           100,000               100,000                  --
 Depreciation ................................               923                   923                  --
 Adjustments to reconcile net loss to net
   cash used in operating activities:
    Changes in liabilities:
      Accounts payable .......................            16,150                28,955              12,805
      Accrued expenses .......................             8,910                12,660               3,750
                                                    ------------          ------------           ---------
       Net used in operating activities ......          (854,158)             (883,079)            (28,921)
Cash flows from investing activities--capital
 expenditures ................................        (2,249,596)           (2,249,596)                 --
Cash flows from financing activities--
 member contributions ........................         3,696,120             3,729,120              33,000
                                                    ------------          ------------           ---------
       Net increase in cash ..................           592,366               596,445               4,079
Cash, beginning of period ....................             4,079                    --                  --
                                                    ------------          ------------           ---------
Cash, end of period ..........................      $    596,445          $    596,445           $   4,079
                                                    ============          ============           =========
Non-cash investing activities:
 Additions to construction in progress .......      $ 10,399,330          $ 10,399,330           $      --
 Equipment additions .........................            14,748                14,748                  --
 Equipment purchases included in accounts
   payable ...................................        (8,164,482)           (8,164,482)                 --
                                                    ------------          ------------           ---------
       Net cash additions to fixed assets.....      $  2,249,596          $  2,249,596           $      --
                                                    ============          ============           =========



    The accompanying notes are an integral part of the financial statements.

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES


BUSINESS ACTIVITY

     The Washington Oregon Wireless, LLC (the "Company") operates as an Oregon Limited Liability Company comprised of 25 members as of December 31, 1999. As an LLC, the members of the Company have limited personal liability for the obligations or debts of the entity. The Company was formed in 1998 for the purpose of building out and operating personal communications services (PCS) networks in Washington and Oregon and to provide other wireless telephone services and construct other infrastructure, towers and networks as the members may approve.


AFFILIATION AGREEMENT

     In February 1999, the Company entered into an "Affiliation Agreement" with Sprint PCS (Sprint). As a Sprint PCS affiliate, the Company has the exclusive right to provide digital PCS services under the Sprint and Sprint PCS brand name in its service areas in rural portions of Oregon and Washington for a period of up to 50 years. Under the Agreement, the Company is responsible for designing, building, owning and managing a communications network in its service area to the standards established by Sprint, which will operate as a single-integrated system with other Sprint PCS service areas. As part of the Sprint PCS Agreement, the Company has the option of contracting with Sprint PCS to provide back office services such as customer activation, handset logistics, billing, customer service and network monitoring.


MEMBERSHIP

     All members are required to own a membership interest in the Company. Each member of the Company has subscribed to a minimum of $100,000 cash (or contributed services, see Note 4) to be admitted in the LLC. Only one class of members exists and the entity's life shall exist indefinitely until dissolved as provided by the operating agreement. New members may be admitted with the approval of members with 67% of the ownership rights. The Company consisted of 18 members at its inception and an additional seven members were added in 1999.


     Two additional members (WOW Investments Partners, LP and JMWireless, LLC) were added in 2000.


CASH

     The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.


ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


FIXED ASSETS

     Fixed assets include office equipment and construction in progress. Office equipment is recorded at cost. Depreciation is calculated on a straight-line basis over the estimated life of the assets. At December

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS

31, 1999, depreciation is being calculated on office equipment over a life of five years. Construction in progress consists of the costs of acquiring wireless communication sites for the placement of base stations, purchases of the related equipment and construction of a mobile switching center in Beaver Creek, Oregon.


INCOME TAXES

     The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income (loss) of the Company is taxed to the members in their individual returns.


ACCOUNTING FOR START-UP COSTS

     The Company accounts for start-up related costs in accordance with AICPA Statement of Position 98-5 Reporting on the Costs of Start-Up Activities. The Company expenses start-up costs as incurred unless the costs qualify for capitalization under other generally accepted accounting principles.


ACCOUNTING FOR APPRECIATION RIGHTS

     The Company accounts for its Value Appreciation Rights Plan (see Note 6) in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation. Statement No. 123 established fair value as the measurement basis for accounting for employee stock option plans and similar equity instruments.


2. DEVELOPMENT STAGE OPERATIONS

     Since its formation in July 1998, the operations through December 1999 have been devoted to raising capital, design and development related to construction of facilities, acquisition of wireless communication sites, construction of base stations and administrative functions. Operations are scheduled to commence in the third quarter of 2000.


3. SUBSCRIPTION RECEIVABLE

     Each member of the Company entered into the Amended and Restated Operating Agreement of Washington Oregon Wireless, LLC that covers the amount and timing of contributions upon membership in the LLC. Actual capital calls may differ from the Funding Schedule contained within the Amended and Restated Operating Agreement and are made at the discretion of the Board of Managers based on the needs of the Company.

     The original subscription agreements have been superseded by the Amended and Restated Operating Agreement.

     Based upon the Amended and Restated Operating Agreement, the capital is callable as follows:


                 MEMBERS AT             NEW
             DECEMBER 31, 1999        MEMBERS           TOTAL
            -------------------   --------------   --------------
  2000          $10,909,381        $15,350,000      $26,259,381
  2001            1,964,000                 --        1,964,000
  2002              810,000                 --          810,000
  2003              575,000                 --          575,000
                -----------        -----------      -----------
                $14,258,381        $15,350,000      $29,608,381
                ===========        ===========      ===========


     Subsequent to December 31, 1999 but prior to the date of the report, the Company has received $11,471,048 in capital contributions committed for 2000.

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS

4. RELATED PARTY TRANSACTION

     A member of the Company, Western Independent Network ("WIN"), provides certain management and administrative services to the Company. Payments to WIN for these services totaled $205,675 in 1999. WIN also received $100,000 in contributed capital in 1999 related to these management services. In addition, WIN will receive an additional $100,000 in contributed capital in 2000 and 2001 for a total membership contribution of $300,000.


5. COMMITMENTS

     The Company has designed and engineered the wireless network it will build, and has developed an estimate of the cost to construct. The Company has entered into various agreements related to building out the network. These agreements cover the purchase of switching and other equipment, construction of base stations, and the construction of a mobile switching center. Commitments signed to date are approximately $14,000,000, of which $7,631,081 was included in construction in progress at December 31, 1999. Based on the system design, the estimated costs that the Company will incur to build the network, including the commitments already made over the next five years, is as follows:


  2000           $29,550,000
  2001             6,840,000
  2002             2,110,000
  2003             1,230,000
  2004             2,195,000
                 -----------
                 $41,925,000
                 ===========


     In addition, the Company has entered into lease agreements for the use of towers. The lease agreements differ in amount based on whether the tower is a build-to-suit or a co-locate. The leases commence when a tower is ready for use and begin in 2000. The Company currently has signed lease agreements on 24 sites with annual lease payments of $373,000. An additional 112 and 21 sites are expected to commence in 2000 and 2001, respectively, for a total of 157 sites. The minimum lease payments for the next five years on all sites are expected to be as follows:


  2000          $ 1,729,350
  2001            3,334,356
  2002            3,491,167
  2003            3,615,059
  2004            3,742,434
                -----------
                $15,912,366
                ===========


     The Company has leases for building, office and retail space under leases expiring through 2004. Future minimum payments under these leases are:


  2000           $  270,107
  2001              300,614
  2002              313,299
  2003              225,865
  2004              217,143
                 ----------
                 $1,327,028
                 ==========

                        WASHINGTON OREGON WIRELESS, LLC
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS

6. VALUE APPRECIATION RIGHTS PLAN

     The Company has established a "Value Appreciation Rights" plan for the benefit of selected management executives. The plan shall remain in effect until it is otherwise terminated by the Board. A "Value Appreciation Right"
(VAR) is the grant by the Company, to an executive, of "Units" whose value is tied to the value of the company; together with the right to be paid an amount at some time in the future equal to the value of the Units plus or minus the difference between the value of the Units on the Grant Date and the value on the date the VAR is exercised. VARs are granted to executives at the discretion of the Board. The actual benefit available at the time benefits become payable will depend on the future financial performance of the Company. The plan requires a third party valuation firm to annually determine the market value of the Company based on its financial statements.

     At December 31, 1999 the Board has granted 157,790 units in accordance with this plan with a value of $185,848. A grant vests at 20% per year and is fully vested at the completion of five years. The plan states that VARs may not be exercised unless the executive is continuously employed by the Company from the Grant Date through at least the first anniversary of the Grant Date. Since the units granted are unvested as of December 31, 1999, no costs have been reflected in these financial statements.


7. SUBSEQUENT EVENT

     The Company received a commitment for long-term financing from Co-Bank in the amount of $45,000,000. The terms of the commitment call for the loan to be repaid over an eight-year period with interest at either a base rate (prime plus .5% based on 75% of the U. S. 30 largest commercial banks), or LIBOR, plus an adjustment based on the leverage ratio of the Company as defined in the agreement. No funds have been received under this agreement.

     The Company entered into an agreement with a consultant that requires them to pay fees on any new debt or equity financing obtained. The fees are set at 1% of debt proceeds and 5% of equity contributions. As a result of new equity contributions received, the Company has paid fees of $767,500 subsequent to December 31, 1999.

                                                                     APPENDIX A

================================================================================





                             AMENDED AND RESTATED
                     AGREEMENT AND PLAN OF REORGANIZATION




                                 BY AND AMONG




                          ALAMOSA PCS HOLDINGS, INC.
                              ALAMOSA SUB I, INC.
                           ALAMOSA (DELAWARE), INC.




                                      AND




                            ALAMOSA HOLDINGS, INC.



                               DECEMBER 14, 2000



                  AN INDEX OF DEFINED TERMS BEGINS ON PAGE A-ii





================================================================================

                                TABLE OF CONTENTS




                                                                                        PAGE
                                                                                        ----
ARTICLE 1        Mergers .............................................................   2
        1.1      The Mergers .........................................................   2
                 (a) The Mergers .....................................................   2
                 (b) Consummation ....................................................   2
                 (c) Effective Time of the Merger ....................................   3
                 (d) Effect of the Merger ............................................   3
                 (e) The Surviving Corporation's Certificate of Incorporation;
                     Bylaws; Directors and Officers ..................................   3
        1.2      Terms of the Merger .................................................   3
                 (a) Conversion of Public Stock ......................................   3
                 (b) Conversion of Merger Sub Stock ..................................   3
                 (c) Rights as Holders of Public Stock and Merger Sub Stock ..........   3
                 (d) Treasury Stock ..................................................   3
        1.3      Stock Options. ......................................................   3
                 (a) Options .........................................................   3
                 (b) Option Plans ....................................................   3
                 (c) Stock Reserve; Form S-8; Listing Application ....................   4
        1.4      Exchange Agent. .....................................................   4
        1.5      Exchange Procedure. .................................................   4
        1.6      Distributions with Respect to Unexchanged Shares ....................   4
        1.7      Cancellation and Retirement of Shares ...............................   5
        1.8      Termination of Exchange Fund ........................................   5
        1.9      No Liability ........................................................   5
        1.10     Tax Withholding .....................................................   5
ARTICLE 2        Closing the Transaction .............................................   5
        2.1      Closing .............................................................   5
ARTICLE 3        Conditions To Consummating the Transaction ..........................   5
        3.1      Obligations of Public, Superholdings and Merger Sub .................   5
                 (a) Stockholder Approval ............................................   6
                 (b) HSR Act .........................................................   6
                 (c) No Litigation ...................................................   6
                 (d) Other Conditions to Closing .....................................   6
ARTICLE 4        Termination .........................................................   6
        4.1      Reasons for Termination .............................................   6
        4.2      Effect of Termination ...............................................   6
ARTICLE 5        Covenants of the Parties ............................................   6
        5.1      Satisfaction of Conditions to Closing ...............................   6
                 (a) Defending the Agreement .........................................   6
                 (b) Lifting Injunctions .............................................   6
                 (c) Other Actions ...................................................   6
        5.2      Section 16(b) Resolution - Superholdings ............................   6
        5.3      Section 16(b) Resolution - Public ...................................   7
        5.4      Public Stockholders Meeting .........................................   7
ARTICLE 6        Miscellaneous .......................................................   7
        6.1      Successors and Assigns ..............................................   7
        6.2      Entire Agreement ....................................................   7
        6.3      Amendment ...........................................................   7
        6.4      Governing Law .......................................................   7
        6.5      Extension; Waiver ...................................................   7
        6.6      Notices, Etc ........................................................   8
        6.7      Third Party Beneficiary, Etc. .......................................   8
        6.8      Reformation; Severability ...........................................   8
        6.9      Counterparts ........................................................   8
        6.10     Titles and Subtitles ................................................   8

                             INDEX OF DEFINED TERMS



                                                      PAGE
                                                      ----
251(g) Merger ....................................      1
Agreement ........................................      1
APCS .............................................      1
Articles .........................................      8
Certificates of Merger ...........................      2
Closing ..........................................      5
Closing Date .....................................      5
Code .............................................      1
DGCL .............................................      2
Effective Time ...................................      3
Exchange Agent ...................................      4
Exchange Fund ....................................      4
First Agreement ..................................      1
HSR Act ..........................................      6
Merger Consideration .............................      3
Merger Sub .......................................      1
Merger Sub Stock .................................      1
Option Plan ......................................      3
Options ..........................................      3
Parent Mergers ...................................      1
Public ...........................................      1
Public Stock .....................................      3
Public Stockholders Meeting ......................      7
Reorganization ...................................      2
Roberts Agreement ................................      1
Roberts LLC ......................................      1
Roberts LLC Holdings .............................      1
Roberts Merger ...................................      1
Sections .........................................      8
Sister Agreements ................................      2
Subsidiary Merger ................................      1
Subsidiary Merger Surviving Corporation ..........      2
Substitute Option ................................      3
Superholdings ....................................      1
Superholdings Stock ..............................      1
Tax ..............................................      4
Taxes ............................................      4
Ten Acquisition ..................................      1
WOW Agreement ....................................      1
WOW LLC ..........................................      1
WOW LLC Holdings .................................      1
WOW Merger .......................................      1

            AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION

     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is entered into as of December 14, 2000, by and among Alamosa PCS Holdings, Inc., a Delaware corporation ("Public"), Alamosa (Delaware), Inc., a Delaware corporation and a wholly-owned subsidiary of Public formerly known as "Alamosa PCS Holdings, Inc." ("APCS"), Alamosa Holdings, Inc., a Delaware corporation ("Superholdings"), and Alamosa Sub I, Inc., a Delaware corporation and wholly-owned direct subsidiary of Superholdings ("Merger Sub").

                                R E C I T A L S
                                ---------------

A. Superholdings, Merger Sub and APCS entered into an Agreement and Plan of Reorganization, dated as of July 31, 2000 (the "First Agreement"), pursuant to which APCS agreed to merge with Merger Sub, with APCS continuing as the surviving corporation.

B. Pursuant to an Agreement and Plan of Merger, dated as of December 13, 2000, by and among APCS, Public and Ten Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Public ("Ten Acquisition"), Ten Acquisition merged (the "251(g) Merger") with and into APCS, with APCS continuing as the surviving corporation.

C. At the effective time of the 251(g) Merger: (i) all stockholders of APCS became stockholders of Public, (ii) APCS became a wholly owned subsidiary of Public, (iii) Public took APCS' former name, and (iv) APCS changed its name to "Alamosa (Delaware), Inc."

D. The Board of Managers of Roberts Wireless Communications, L.L.C. ("Roberts LLC") has deemed it advisable and in the best interests of its members that Roberts LLC and its members form a limited liability company to hold all of such members' interests of Roberts LLC ("Roberts LLC Holdings"), and that Roberts LLC Holdings merge with and into Superholdings (the "Roberts Merger") pursuant to that certain Amended and Restated Agreement and Plan of Reorganization by and among APCS, Superholdings, Merger Sub, Roberts LLC and the members of Roberts LLC, dated as of July 31, 2000 (the "Roberts Agreement").

E. The Board of Managers of Washington Oregon Wireless, LLC ("WOW LLC") has deemed it advisable and in the best interests of its members that WOW LLC and its members form WOW Holdings, LLC, an Oregon limited liability company ("WOW LLC Holdings") to hold all of such members' interests of WOW LLC, and that WOW LLC Holdings merge with and into Superholdings (the "WOW Merger" and together with the Roberts Merger, the "Parent Mergers") pursuant to that certain Amended and Restated Agreement and Plan of Reorganization by and among APCS, Superholdings, Merger Sub, WOW LLC, WOW Holdings LLC and certain members of WOW LLC, dated as of July 31, 2000 (the "WOW Agreement").

F. As of the date hereof, there are no shares of common stock of Superholdings, par value $0.01 per share ("Superholdings Stock"), issued and outstanding, and as of the date hereof, Superholdings holds of record all of the issued and outstanding shares of common stock of Merger Sub, par value $0.01 per share ("Merger Sub Stock").

G. The Board of Directors of Public has determined that in order to complete the Parent Mergers in a tax-efficient manner, such acquisitions should be structured as transactions described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the "Code"), which will require Public to form a new holding company. The parties desire that the Parent Mergers, except as provided in Sections 1.2(a)(ii) (Cash) and 1.8(b) (Cash Payments) of the Roberts Agreement and the WOW Agreement, qualify as transactions described in Section 351(a) of the Code.

H. The Board of Directors of Public deems it advisable and in the best interests of its stockholders to consummate the merger of Merger Sub and Public (the "Subsidiary Merger") simultaneously with the consummation of the Parent Mergers. In furtherance thereof, the Board of Directors of Public has approved the Subsidiary Merger, upon the terms and subject to the conditions set forth herein, and has recommended that the stockholders of Public approve the Subsidiary Merger, upon the terms and subject to the conditions set forth herein.

I. The parties desire that the Subsidiary Merger qualify as a transaction described in Sections 351(a) and 368(a)(1)(A) of the Code by virtue of
   Section 368(a)(2)(E) of the Code. It is contemplated that the Subsidiary Merger will be completed substantially simultaneously with the merger or consolidation of Superholdings or one or more of its subsidiaries with or into one or more business entities (including, without limitation, the Parent Mergers) in a transaction of the type described in Section 351(a) of the Code.

J. Similarly, the Board of Directors of Superholdings deems it advisable to consummate the Subsidiary Merger simultaneously with the consummation of the Parent Mergers. In furtherance thereof, the Board of Directors of Superholdings has approved the Subsidiary Merger, upon the terms and subject to the conditions set forth herein.

K. Further, the Board of Directors of Merger Sub deems it advisable and in the best interests of its stockholders to consummate the Subsidiary Merger simultaneously with the consummation of the Parent Mergers. In furtherance thereof, the Board of Directors of Merger Sub has approved the Subsidiary Merger, upon the terms and subject to the conditions set forth herein, and has recommended that the sole stockholder of Merger Sub approve the Subsidiary Merger, upon the terms and subject to the conditions set forth herein. The Parent Mergers, the Subsidiary Merger and the other transactions contemplated herein are collectively referred to as the "Reorganization."

L. Public, Superholdings and Merger Sub acknowledge that they have received adequate consideration for entering into, and have relied upon the promises, covenants, representations and warranties contained in, this Agreement, and that they will be benefitted by the transactions contemplated herein.

M. Public, Superholdings and Merger Sub may enter into other agreements (any such other agreements, the Roberts Agreement and the WOW Agreement being collectively referred to herein as the "Sister Agreements") pursuant to which other business entities join in the Reorganization.

                                A G R E E M E N T
                                -----------------

     Based on the recitals set forth above and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

                                    ARTICLE 1

                                     MERGERS

  1.1 The Mergers.

     (a) The Mergers. Upon the terms and subject to the conditions set forth in this Agreement:

         (i) Subsidiary Merger. Simultaneously with the Parent Mergers, Merger Sub will merge with and into Public, in accordance with the terms set forth herein. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease. Public shall continue as the surviving corporation in the Subsidiary Merger (the "Subsidiary Merger Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware. At the sole discretion of the Board of Directors of Public, as an alternative structure to the Subsidiary Merger, Public may merge directly with and into Superholdings, and Superholdings shall continue as the surviving corporation and shall continue to be governed by the laws of the State of Delaware.

     (b) Consummation. Certificates of Merger (herein so called) shall be filed with the secretary of state of the State of Delaware in the following order:
(i) a Certificate of Merger with respect to the Roberts Merger, (ii) a Certificate of Merger with respect to the WOW Merger, (iii) a Certificate of Merger with respect to the Subsidiary Merger and (iv) Certificates of Merger, if any, with respect to any other Sister Agreements, together with all other documents, notices and filings required by the Delaware General Corporation Law ("DGCL").

     (c) Effective Time of the Merger. The Certificate of Merger shall provide that the Subsidiary Merger shall be effective as of the date and time set forth in the Certificate of Merger filed with the Secretary of State of the State of Delaware (the "Effective Time").

     (d) Effect of the Merger. At the Effective Time, the effect of the Subsidiary Merger shall be as provided in Section 259 and Section 261 of the DGCL.

     (e) The Surviving Corporation's Certificate of Incorporation; Bylaws; Directors and Officers. The certificate of incorporation and bylaws of Public, as in effect at the Effective Time, shall be the certificate of incorporation and bylaws of the Subsidiary Merger Surviving Corporation. At the Effective Time, the Board of Directors and officers of the Subsidiary Merger Surviving Corporation shall be composed of the entire Board of Directors of Public and officers of Public serving immediately before the Effective Time who shall hold office until their respective successors are duly elected or appointed and qualified.

  1.2 Terms of the Merger. The consideration payable to the Stockholders as set forth below in this Section 1.2 in connection with the Subsidiary Merger is sometimes referred to herein as the "Merger Consideration."

     (a) Conversion of Public Stock. Each share of common stock of Public, par value $0.01 (the "Public Stock"), issued and outstanding immediately prior to the Effective Time (other than shares of Public Stock held in Public's treasury) shall, at the Effective Time, by virtue of the Subsidiary Merger and without any action on the part of the holder thereof, be converted into, as specified and pursuant to the terms of this Section 1.2(a), the right to receive one duly authorized, validly issued, fully paid and nonassessable share of Superholdings Stock, along with any dividends or distributions thereon after the Effective Time.

     (b) Conversion of Merger Sub Stock. Each share of Merger Sub Stock issued and outstanding immediately prior to the Effective Time (other than shares of Merger Sub Stock held in Merger Sub's treasury) shall, at the Effective Time, by virtue of the Subsidiary Merger and without any action on the part of the holder thereof, be converted into one duly authorized, validly issued, fully paid nonassessable share of stock of the Subsidiary Merger Surviving Corporation.

     (c) Rights as Holders of Public Stock and Merger Sub Stock. On and after the Effective Time, holders of certificates which immediately prior to the Effective Time represented issued and outstanding shares of Public Stock or Merger Sub Stock shall cease to have any rights as stockholders of Public or Merger Sub, respectively, except the right to receive the consideration set forth herein in Section 1.2(a) (Conversion of Public Stock) or Section 1.2(b) (Conversion of Merger Sub Stock) with respect to each share held by them.

     (d) Treasury Stock. At the Effective Time all shares of Public Stock and Merger Sub Stock that are owned by Public or Merger Sub, respectively, as treasury stock shall be cancelled and shall cease to exist and no stock of Superholdings or other consideration shall be delivered in exchange therefor.

  1.3 Stock Options.

     (a) Options. At the Effective Time, each then-outstanding option to purchase Public Stock under the Public 1999 Long Term Incentive Plan (collectively, the "Options" under the "Option Plan"), whether or not then exercisable or fully vested, shall be assumed by Superholdings for all purposes and shall be converted into an option (a "Substitute Option") to acquire, on substantially the same terms and subject to substantially the same conditions as were applicable under such Option (including without limitation term, exercise price per share, vesting, exercisability, status as an "incentive stock option" (if applicable) under Section 422 of the Code or as an employee stock purchase plan option (if applicable) under Section 423 of the Code, and termination provisions), a number of shares of Superholdings Stock determined by multiplying the number of shares of Public Stock subject to such Option immediately prior to the Effective Time by 1.0.

     (b) Option Plans. Public shall use its reasonable best efforts to obtain all necessary waivers, consents or releases from holders of Options under the Option Plan, if any, and take any such other action as may be reasonably necessary to give effect to the transactions contemplated by this Section 1.3.

     (c) Stock Reserve; Form S-8; Listing Application. Superholdings shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Superholdings Stock for delivery upon exercise of Substitute Options pursuant to the terms set forth in Section 1.3(a) (Options). Within a reasonable time after the Effective Time, the shares of Superholdings Stock subject to Substitute Options will be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and Superholdings shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the Substitute Options remain exercisable and outstanding. In addition, Superholdings shall use its reasonable best efforts to cause the shares of Superholdings Stock subject to Substitute Options to be listed on The Nasdaq Stock Market and such other exchanges, if any, as Superholdings shall determine.

  1.4 Exchange Agent. Prior to or concurrently with the Effective Time, Superholdings shall enter into an agreement with such bank or trust company as may be designated by Superholdings (the "Exchange Agent"), which shall provide that Superholdings shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of Public Stock and for exchange in accordance with this Agreement, through the Exchange Agent, (a) certificates representing the shares of Superholdings Stock, (b) any dividends or distributions with respect thereto with a record date after the Effective Time, and (c) any cash payable in lieu of any fractional shares of Superholdings Stock. All things deposited with and held by the Exchange Agent pursuant to this Section 1.4 are collectively referred to as the "Exchange Fund."

  1.5 Exchange Procedure. After the Effective Time, each holder of Public Stock that is entitled to receive Merger Consideration pursuant to Section 1.2 (Terms of the Merger) shall surrender the certificates representing same to the Exchange Agent, together with a Release and an Indemnification Agreement. Subject to Section 1.10 (Tax Withholding), at the time of such surrender or delivery, the Merger Consideration applicable to such Public Stock held by such Public stockholder shall be delivered to such holder of Public Stock. The Merger Consideration shall be deemed, when paid or issued hereunder, to have been paid or issued, as the case may be, in full satisfaction of all rights and obligations pertaining to the surrendered Public Stock. No interest shall be paid or accrued on any cash payable upon the surrender of any shares of Public Stock.

     After the Effective Time, there shall be no transfers on the stock transfer books of Public of the shares of Public Stock which were issued and outstanding immediately prior to the Effective Time. If a cash payment is to be made, or shares of Superholdings Stock are to be issued, to a person other than the person who surrendered the Public Stock, it shall be a condition of payment that the Public Stock so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of the surrendered Public Stock, or established to the satisfaction of Superholdings that such Taxes have been paid or are not applicable.

     As used herein, the term "Taxes" means all federal, state, local, foreign and other governmental net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, and the term "Tax" means any one of the foregoing Taxes.

  1.6 Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Superholdings Stock shall be paid to the holder of any unsurrendered Public Stock with respect to the shares of Superholdings Stock issuable upon the surrender of such Public Stock pursuant to Section 1.5 (Exchange Procedure), and all such dividends and other distributions shall be paid by Superholdings to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Public Stock pursuant to Section 1.5 (Exchange Procedure). Subject to the effect of applicable escheat or similar laws and subject to Section 1.10 (Tax Withholding), after the surrender of a stock certificate in accordance with this Section 1.6, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Superholdings Stock represented by such stock certificate. No holder of an unsurrendered stock certificate shall be entitled, until the surrender of such certificate, to vote the shares of Superholdings Stock into which the shares of Public Stock represented thereby shall have been converted.

  1.7 Cancellation and Retirement of Shares. As of the Effective Time, all shares of Public Stock and Merger Sub Stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.

  1.8 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Public Stock for 180 days after the Effective Time shall be delivered to Superholdings, upon demand, and any holders of Public Stock that have not theretofore complied with this Article 1 shall thereafter look only to Superholdings, and only as general creditors thereof, for payment of their claim for any Merger Consideration and any dividends or distributions with respect to Superholdings Stock, as provided herein.

  1.9 No Liability. None of Public, Superholdings, Merger Sub, Subsidiary Merger Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any payments or distributions payable from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Public Stock shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration in respect of such Public Stock would otherwise escheat to or become the property of any governmental entity), any amounts payable in respect of such Public Stock shall, to the extent permitted by applicable law, become the property of Superholdings, free and clear of all claims or interest of any person previously entitled thereto.

  1.10 Tax Withholding. Superholdings shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the consideration otherwise payable pursuant to this Agreement to any holder of Public Stock, options or warrants to acquire Public Stock such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of applicable state, local or foreign tax law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holders in respect of which such deduction and withholding was made.

                                    ARTICLE 2

                             CLOSING THE TRANSACTION

  2.1 Closing. On the third business day after the satisfaction or written waiver of the latest to occur of the conditions set forth in Article 3 (Conditions to Consummating the Transaction) hereof (other than execution, filing or delivery of agreements, certificates, legal opinions or other instruments to be delivered at Closing), or as otherwise agreed by the parties hereto, the consummation of the transactions provided for herein (the "Closing") shall take place at the offices of Haynes and Boone, LLP, counsel to Superholdings, Public and Merger Sub, located at 1600 N. Collins Blvd., Suite 2000, Richardson, Texas 75080, at 10:00 a.m., local time, or at such other place or by such other means as the parties hereto may agree; provided, however, that at the option of Superholdings and Public, the Closing of this Agreement may be delayed in order to achieve satisfaction or waiver of the conditions contained in one or more Sister Agreements, but not later than March 31, 2001; provided, further, that the Closing shall not occur if either this Agreement has been validly terminated pursuant to the provisions of Article 4 (Termination) hereof or all Sister Agreements have been validly terminated in accordance with their terms. The time and date of the Closing are referred to herein as the "Closing Date."

                                    ARTICLE 3

                   CONDITIONS TO CONSUMMATING THE TRANSACTION

  3.1 Obligations of Public, Superholdings and Merger Sub. The obligations of Public, Superholdings and Merger Sub to consummate the transactions provided for in this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

     (a) Stockholder Approval. This Agreement shall have been adopted by the affirmative vote of the holders of the requisite number of shares of capital stock of Public in the manner required pursuant to Public's certificate of incorporation and bylaws, the DGCL and other applicable law.

     (b) HSR Act. The waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the "HSR Act") shall have expired or early termination of the waiting period under the HSR Act shall have been granted.

     (c) No Litigation. No action, suit or proceeding (other than such an action, suit or proceeding directly or indirectly instituted by a party hereto) shall be threatened or pending, and no preliminary or permanent injunction, order, decree or ruling shall be in effect, seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the execution and delivery of this Agreement or the consummation of the transactions contemplated by the foregoing.

     (d) Other Conditions to Closing. All conditions precedent to the consummation of at least one of the Sister Agreements shall have been satisfied or duly waived in accordance with the terms of such applicable agreement; provided, however, that the condition precedent of such applicable agreement which states that all conditions to the consummation of the Subsidiary Merger shall have been satisfied, need not be satisfied.

                                    ARTICLE 4

                                   TERMINATION

  4.1 Reasons for Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding adoption thereof by the stockholders of Public, Superholdings or Merger Sub, only if all of the Sister Agreements are terminated prior to the consummation of the Parent Mergers.

  4.2 Effect of Termination. Upon termination hereof pursuant to this Article 4, no party shall have any liability or continuing obligation to another party arising out of this Agreement, or out of actions taken in connection herewith, except that Article 6 (Miscellaneous) shall survive termination hereof.

                                    ARTICLE 5

                            COVENANTS OF THE PARTIES

  5.1 Satisfaction of Conditions to Closing. Each party shall use its reasonable best efforts to satisfy the conditions to the obligations of the parties hereunder, and to consummate and make effective as promptly as practicable the transactions provided for herein including:

     (a) Defending the Agreement. Defending lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions provided for in this Agreement;

     (b) Lifting Injunctions. Using reasonable best efforts to lift or rescind any injunction, restraining order or other order adversely affecting the ability of the parties to consummate the transactions provided for in this Agreement; and

     (c) Other Actions. Taking such other reasonable actions that are necessary, appropriate or advisable, including, without limitation, using reasonable best efforts to obtain all approvals, and all consents of third parties to contracts as are necessary for the consummation of the Reorganization. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, each party and its officers and directors shall use their reasonable best efforts to take all such action.

  5.2 Section 16(b) Resolution--Superholdings. Prior to the Closing Date, the Board of Directors of Superholdings shall pass a resolution approving, for purposes of Rule 16b-3 of the Exchange Act, the issuance of Superholdings Stock and other equity securities (derivative on nonderivative) pursuant to the Subsidiary Merger, to the directors, officers and other persons subject to potential liability under

Section 16(b) of the Exchange Act, which resolution shall specifically refer to such directors, officers and other persons and the number of shares of Superholdings Stock and other equity securities (derivative on nonderivative) issued to such persons pursuant to the Subsidiary Merger.

  5.3 Section 16(b) Resolution--Public. Prior to the Closing Date, the Board of Directors of Public shall pass a resolution approving, for purposes of Rule 16b-3 of the Exchange Act, the disposition of Public Stock and other equity securities (derivative on nonderivative) pursuant to the Subsidiary Merger, by the directors, officers and other persons subject to potential liability under
Section 16(b) of the Exchange Act, which resolution shall specifically refer to such directors, officers and other persons and the number of shares of Public Stock and other equity securities (derivative on nonderivative) disposed of by such persons pursuant to the Subsidiary Merger.

  5.4 Public Stockholders Meeting. Public shall take all action necessary, in accordance with the DGCL, the Exchange Act and other applicable law and its certificate of incorporation and bylaws, to convene and hold a special meeting of the stockholders of Public (the "Public Stockholders Meeting") as promptly as practicable after the date hereof for the purpose of considering and voting upon this Agreement.

                                    ARTICLE 6

                                  MISCELLANEOUS

  6.1 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the permitted assigns, successors, heirs, executors and administrators of the parties hereto. This Agreement may not be assigned without the written consent of Public, Superholdings and Merger Sub and any attempted assignment without such consent shall be null and void; provided, however, Public, APCS, Superholdings and Merger Sub may assign any of its rights and obligations hereunder to one of its affiliates (as such term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended); provided, further, that any assignment hereunder shall not relieve any party of any obligations or liabilities hereunder and will not adversely impact the intended tax treatment of the Reorganization as described in Recital I hereof.

  6.2 Entire Agreement. This Agreement and the other documents delivered pursuant hereto and referenced herein constitute the full and entire understanding and agreement between the parties and supersede any other agreement, written or oral, with regard to the subject matter hereof.

  6.3 Amendment. Subject to any applicable provisions of the DGCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after adoption of this Agreement at the Public Stockholders Meeting, no amendment shall be made which would reduce the amount or change the type of consideration into which shares of Public Stock shall be converted upon consummation of the Reorganization.

  6.4 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

  6.5 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to Section 6.3 (Amendment), waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

  6.6 Notices, Etc. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by certified or registered mail, postage prepaid with return receipt requested, telecopy (with hard copy delivered by overnight courier service), or delivered by hand, messenger or overnight courier service, and shall be deemed given when received at the addresses or telecopy numbers of the parties set forth below, or at such other address or telecopy number furnished in writing to the other parties hereto:

If to Public, APCS, Superholdings       Alamosa PCS Holdings, Inc.
or Merger Sub:                          5225 S. Loop 289
                                        Suite 120
                                        Lubbock, Texas 79424
                                        Attention: David E. Sharbutt,
                                        Chief Executive Officer
                                        (806) 722-1127 (fax)

with copies to:                         Haynes and Boone, LLP
                                        1600 North Collins Boulevard,
                                        Suite 2000
                                        Richardson, Texas 75080
                                        Attention: William S. Kleinman
                                        (972) 692-9065 (fax)

  6.7 Third Party Beneficiary, Etc. There shall be no third party beneficiary hereof. Neither the availability of, nor any limit on, any remedy hereunder limits the remedies of any party hereto against third parties.

  6.8 Reformation; Severability. In case any provision hereof shall be invalid, illegal or unenforceable, such provision shall be reformed to best effectuate the intent of the parties and permit enforcement hereof, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If such provision is not capable of reformation, it shall be severed from this Agreement and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

  6.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. Any counterpart may be delivered by facsimile and shall be treated as an original, provided that attachment thereof shall constitute the representation and warranty of the person delivering such signature that such person has full power and authority to attach such signature and to deliver this Agreement.

  6.10 Titles and Subtitles. The titles of the paragraphs and subparagraphs hereof are for convenience of reference only and are not to be considered in construing this Agreement. References to "Articles" and "Sections" herein are references to articles and sections of this Agreement, respectively. The words "herein," "hereof," "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

                                   * * * * *

     This Agreement has been executed and delivered as of the date first written above.


                                        ALAMOSA PCS HOLDINGS, INC.:

                                        By: /s/ David E. Sharbutt
                                            -----------------------------------
                                        Name: David E. Sharbutt
                                        Title: Chief Executive Officer

                                        ALAMOSA SUB I, INC.:

                                        By: /s/ David E. Sharbutt
                                            -----------------------------------
                                        Name: David E. Sharbutt
                                        Title: President

                                        ALAMOSA HOLDINGS, INC.:

                                        By: /s/ David E. Sharbutt
                                            -----------------------------------
                                        Name: David E. Sharbutt
                                        Title: President

                                        ALAMOSA (DELAWARE), INC.:

                                        By: /s/ David E. Sharbutt
                                            -----------------------------------
                                        Name: David E. Sharbutt
                                        Title: Chief Executive Officer

                                                                      APPENDIX B


================================================================================





                             AMENDED AND RESTATED
                     AGREEMENT AND PLAN OF REORGANIZATION




                                 BY AND AMONG




                          ALAMOSA PCS HOLDINGS, INC.
                          ALAMOSA HOLDINGS, INC. AND
                              ALAMOSA SUB I, INC.



                                      AND



                  ROBERTS WIRELESS COMMUNICATIONS, L.L.C. AND
              MEMBERS OF ROBERTS WIRELESS COMMUNICATIONS, L.L.C.



                                 JULY 31, 2000



                 AN INDEX OF DEFINED TERMS BEGINS ON PAGE B-vii





================================================================================

                                TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
ARTICLE 1      Mergers ...............................................................    B-2
        1.1    The Mergers ...........................................................    B-2
               (a) The Mergers .......................................................    B-2
               (b) Consummation of the Mergers .......................................    B-3
               (c) Effective Time of the Mergers .....................................    B-3
               (d) Effect of the Mergers .............................................    B-3
               (e) The Surviving Corporations' Certificates of Incorporation; Bylaws;
                   Directors and Officers ............................................    B-3
        1.2    Terms of the Merger ...................................................    B-3
               (a) Consideration for the Parent Merger ...............................    B-3
               (b) Right to Withhold .................................................    B-3
               (c) Consideration Subject to Agreements ...............................    B-4
               (d) Antidilution ......................................................    B-4
               (e) Sister Agreements .................................................    B-4
               (f) Conversion of Public Stock ........................................    B-4
               (g) Conversion of Merger Sub Stock ....................................    B-4
               (h) Treasury Stock ....................................................    B-4
               (i)  Rights as Holders ................................................    B-4
        1.3    Stock Options .........................................................    B-5
               (a) [Intentionally deleted] ...........................................    B-5
               (b) [Intentionally deleted] ...........................................    B-5
               (c) [Intentionally deleted] ...........................................    B-5
        1.4    Exchange Agent ........................................................    B-5
        1.5    Exchange Procedure ....................................................    B-5
        1.6    Distributions with Respect to Unexchanged Shares ......................    B-5
        1.7    Cancellation and Retirement of Units ..................................    B-6
        1.8    No Fractional Shares ..................................................    B-6
               (a) No Certificates ...................................................    B-6
               (b) Cash Payments .....................................................    B-6
        1.9    Investment of Exchange Fund ...........................................    B-6
        1.10   Termination of Exchange Fund ..........................................    B-6
        1.11   No Liability ..........................................................    B-6
        1.12   Tax Withholding .......................................................    B-6
ARTICLE 2      Closing the Transaction ...............................................    B-7
        2.1    Closing ...............................................................    B-7
        2.2    LLC Parties' Deliveries at Closing to Superholdings ...................    B-7
               (a) Closing Certificate ...............................................    B-7
               (b) Consents and Approvals ............................................    B-7
               (c) Proceedings and Documents .........................................    B-7
               (d) Good Standing Certificates ........................................    B-7
               (e) Opinions of LLC Parties' Counsel ..................................    B-7
               (f) Tower Closing Certificate .........................................    B-7
               (g) Other Instruments .................................................    B-8

                                                                                         PAGE
                                                                                         ----
        2.3   Superholdings' and Public's Deliveries at Closing to LLC ...............    B-8
              (a) Closing Certificate ................................................    B-8
              (b) Proceedings and Documents ..........................................    B-8
              (c) Consents and Approvals .............................................    B-8
              (d) Opinion of Public's, Superholdings' and Merger Sub's Counsel .......    B-8
              (e) Other Instruments ..................................................    B-8
        2.4   Related Agreements .....................................................    B-8
              (a) Prior to Closing ...................................................    B-8
              (b) At Closing .........................................................    B-8
              (c) At Closing if Completed ............................................    B-9
ARTICLE 3     Conditions To Consummating The Transaction .............................    B-9
        3.1   Joint Conditions .......................................................    B-9
              (a) Public Stockholder Approval ........................................    B-9
              (b) LLC Members Approval ...............................................    B-9
              (c) HSR Act ............................................................    B-9
              (d) Nasdaq Listing .....................................................    B-9
              (e) Merger .............................................................    B-9
              (f) Subsidiary Merger ..................................................    B-9
        3.2   Public's, Superholdings' and Merger Sub's Conditions ...................   B-10
              (a) LLC Parties' Representations True ..................................   B-10
              (b) LLC Parties' Compliance with Agreement .............................   B-10
              (c) LLC Parties Consents ...............................................   B-10
              (d) Public Consents ....................................................   B-11
              (e) Permits ............................................................   B-11
              (f) LLC Members Approval ...............................................   B-11
              (g) Form S-4 ...........................................................   B-11
              (h) No Litigation ......................................................   B-11
              (i) Approvals ..........................................................   B-11
              (j) Members Obligations ................................................   B-11
              (k) Related Agreements .................................................   B-11
              (l) Landlord Consents ..................................................   B-11
        3.3   LLC Parties' Conditions to Closing .....................................   B-12
              (a) Public's, Superholdings' and Merger Sub's Representations True .....   B-12
              (b) Public's Superholdings' and Merger Sub's Compliance with
              Agreement ..............................................................   B-12
              (c) No Litigation ......................................................   B-12
              (d) Public Consents ....................................................   B-12
              (e) Approvals ..........................................................   B-12
ARTICLE 4     Covenants Regarding Consummation of the Transaction ....................   B-12
        4.1   Satisfaction of Conditions to Closing ..................................   B-12
              (a) Joint Responsibilities .............................................   B-12
              (b) LLC Parties' Responsibilities ......................................   B-13
              (c) Public's, Superholdings' and Merger Sub's Responsibilities .........   B-13
        4.2   Preparation of the Proxy Statement, Form S-4 and Form S-1 ..............   B-14
              (a) Preparation ........................................................   B-14

                                                                                PAGE
                                                                                ----
               (b) Proxy Statement and Form S-4 ..............................  B-14
               (c) Form S-1 ..................................................  B-14
               (d) Public's and Superholdings' Actions .......................  B-15
        4.3    Accountants' Letters ..........................................  B-15
               (a) From LLC Holdings .........................................  B-15
               (b) From Public and Superholdings .............................  B-15
        4.4    Public Stockholders Meeting ...................................  B-15
        4.5    Votes and Recommendations .....................................  B-15
        4.6    LLC Members Meeting; LLC Holdings .............................  B-16
        4.7    Public Announcements ..........................................  B-16
        4.8    No Solicitation; Acquisition Proposals ........................  B-16
               (a) No Solicitation ...........................................  B-16
               (b) Approval ..................................................  B-16
               (c) Voting Agreement ..........................................  B-16
               (d) Acquisition Proposal ......................................  B-16
        4.9    Leases ........................................................  B-17
        4.10   Affiliates and Certain Members ................................  B-17
        4.11   Pooling of Interests ..........................................  B-17
        4.12   Employment Agreements .........................................  B-17
        4.13   Consulting Agreements .........................................  B-17
        4.14   Reissuance of LLC Audited Financial Statements ................  B-17
        4.15   Master Lease Agreement ........................................  B-18
        4.16   Asset Transfers ...............................................  B-18
        4.17   Joint Venture Development Agreement ...........................  B-18
        4.18   Resale Agreement ..............................................  B-18
        4.19   Stock Options .................................................  B-19
        4.20   Other Assets ..................................................  B-19
        4.21   Fee for Consent of Senior Lender ..............................  B-19
        4.22   Sprint Payments by Members ....................................  B-19
        4.23   Superholdings Sprint Payments .................................  B-19
        4.24   Legends .......................................................  B-20
        4.25   Directors .....................................................  B-20
ARTICLE 5      Termination ...................................................  B-20
        5.1    Reasons for Termination .......................................  B-20
               (a) By Mutual Consent .........................................  B-20
               (b) By Public or Superholdings ................................  B-20
               (c) By LLC ....................................................  B-20
               (d) Drop Dead Date ............................................  B-21
               (e) Prohibition of the Reorganization .........................  B-21
        5.2    Notice of Problems ............................................  B-21
        5.3    Public and Superholdings Termination Procedure ................  B-21
        5.4    LLC's Termination Procedure ...................................  B-21
        5.5    Effect of Termination .........................................  B-22
ARTICLE 6      Representations and Warranties of LLC and the Members .........  B-22
        6.1    LLC; Entry Into Agreements ....................................  B-22

                                                                             PAGE
                                                                             ----
            (a) Organization and Good Standing ..........................    B-22
            (b) Validity and Authorization; Power and Authority .........    B-22
            (c) Subsidiaries ............................................    B-23
            (d) No Conflict .............................................    B-23
            (e) LLC Parties Consents Required ...........................    B-23
            (f) State Takeover Statutes .................................    B-24
     6.2    Financial Information .......................................    B-24
            (a) Financial Statements; Books and Records .................    B-24
            (b) Conduct of Business .....................................    B-24
            (c) No Material Adverse Effect ..............................    B-25
            (d) Projections .............................................    B-25
     6.3    Members' Interests ..........................................    B-25
            (a) Capitalization ..........................................    B-25
            (b) Capitalization of LLC Holdings ..........................    B-25
            (c) Ownership and Transfer by Members .......................    B-26
     6.4    Assets ......................................................    B-26
            (a) Personal Property .......................................    B-26
            (b) Real Property ...........................................    B-27
            (c) Intellectual Property ...................................    B-28
            (d) Contracts ...............................................    B-29
            (e) Necessary Assets ........................................    B-32
     6.5    Liabilities .................................................    B-32
            (a) No Liabilities ..........................................    B-32
            (b) Tax Matters .............................................    B-32
            (c) Litigation ..............................................    B-33
            (d) Employee Liabilities ....................................    B-33
            (e) Warranties ..............................................    B-34
            (f) Products Liability ......................................    B-34
     6.6    Business ....................................................    B-34
            (a) Customers and Suppliers .................................    B-34
            (b) Insurance ...............................................    B-34
            (c) Employees ...............................................    B-34
            (d) Worker's Compensation ...................................    B-35
            (e) ERISA ...................................................    B-35
            (f) Conflicts of Interest ...................................    B-36
            (g) LLC Legal Requirements ..................................    B-36
            (h) Environmental Matters ...................................    B-37
            (i)  Build-out Plan .........................................    B-38
     6.7    Other .......................................................    B-38
            (a) Certain Information .....................................    B-38
            (b) Documents Delivered .....................................    B-38
            (c) No Brokers Fees; No Commissions .........................    B-38
            (d) Advice ..................................................    B-38
            (e) Disclosure ..............................................    B-38
     6.8    Investment Representations ..................................    B-38

                                                                                       PAGE
                                                                                       ----
ARTICLE 7     Representations and Warranties of Public, Superholdings and Merger Sub   B-39
        7.1   Entry Into Agreements .................................................  B-39
              (a) Organization and Good Standing ....................................  B-39
              (b) Corporate Power and Authority; Validity and Authorization .........  B-39
        7.2   Conflicts and Consents ................................................  B-40
              (a) No Conflict .......................................................  B-40
              (b) Consents Obtained .................................................  B-40
        7.3   No Brokers Fees; No Commissions .......................................  B-40
        7.4   Superholdings Stock ...................................................  B-40
        7.5   SEC Documents .........................................................  B-40
        7.6   No Material Adverse Effect ............................................  B-40
        7.7   Capitalization ........................................................  B-40
        7.8   Capitalization of Superholdings .......................................  B-41
        7.9   No Liabilities ........................................................  B-41
        7.10  Compliance with Laws ..................................................  B-41
        7.11  Certain Information ...................................................  B-41
        7.12  Litigation ............................................................  B-41
        7.13  Disclosure ............................................................  B-42
        7.14  Reorganization ........................................................  B-42
ARTICLE 8     Covenants of the Parties ..............................................  B-42
        8.1   Services Agreement ....................................................  B-42
        8.2   Conduct of Business of LLC Pending Closing ............................  B-42
        8.3   Access to Information and Employees ...................................  B-42
        8.4   Financial Statements ..................................................  B-43
        8.5   Payment of Indebtedness of Related Persons ............................  B-43
        8.6   Records of LLC ........................................................  B-43
        8.7   Employee Benefit Plans ................................................  B-43
        8.8   Tower Payables ........................................................  B-43
ARTICLE 9     Post-Closing Agreements ...............................................  B-43
        9.1   Further Actions .......................................................  B-43
        9.2   Cooperation ...........................................................  B-43
        9.3   Tax Returns ...........................................................  B-44
        9.4   Access to Information; Confidentiality ................................  B-44
        9.5   [Intentionally deleted] ...............................................  B-44
        9.6   Name ..................................................................  B-44
        9.7   Tower Payables ........................................................  B-44
        9.8   Reorganization ........................................................  B-44
        9.9   Insurance .............................................................  B-44
ARTICLE 10    Indemnification .......................................................  B-44
        10.1  Survival; Etc .........................................................  B-44
              (a) Contents of this Agreement ........................................  B-44
              (b) No Effect on Liability ............................................  B-44
              (c) Survival ..........................................................  B-44
              (d) Commencing Actions ................................................  B-45
              (e) Materiality .......................................................  B-45

                                                                         PAGE
                                                                         ----
        10.2   Indemnities ............................................  B-45
               (a) Indemnification of Superholdings ...................  B-45
               (b) Indemnification of the Members .....................  B-46
               (c) Contribution .......................................  B-46
               (d) Form of Payment; Interim Losses ....................  B-46
               (e) Termination Fee ....................................  B-47
        10.3   Limitations on Indemnities .............................  B-48
               (a) Basket .............................................  B-48
               (b) Cap ................................................  B-48
               (c) Services Agreement .................................  B-48
               (d) Damages ............................................  B-48
               (e) Exclusivity ........................................  B-48
               (f) Indemnification of Escrow Agent ....................  B-48
        10.4   Notice and Opportunity to Defend .......................  B-49
               (a) Notice, Etc ........................................  B-49
               (b) Defense Costs ......................................  B-49
               (c) Third Party Claims .................................  B-49
        10.5   Delays or Omissions, Etc ...............................  B-49
        10.6   Governing Law; Attorneys' Fees .........................  B-50
        10.7   Dispute Resolution .....................................  B-50
               (a) Arbitration ........................................  B-50
               (b) Emergency Relief ...................................  B-51
               (c) Definition of Parties ..............................  B-51
ARTICLE 11     Miscellaneous ..........................................  B-51
        11.1   Successors and Assigns .................................  B-51
        11.2   Entire Agreement .......................................  B-51
        11.3   Amendment ..............................................  B-52
        11.4   Extension; Waiver ......................................  B-52
        11.5   Notices, Etc ...........................................  B-52
        11.6   Third Party Beneficiary, Etc ...........................  B-52
        11.7   Reformation; Severability ..............................  B-53
        11.8   Counterparts ...........................................  B-53
        11.9   Titles and Subtitles ...................................  B-53
        11.10  Confidentiality ........................................  B-53
               (a) Confidential Information ...........................  B-53
               (b) Disclosure .........................................  B-53
        11.11  Expenses ...............................................  B-54
        11.12  Responsibility for Superholdings and Merger Sub ........  B-54
        11.13  Knowledge ..............................................  B-54

                            INDEX OF PRINCIPAL TERMS

                                                        PAGE
                                                        ----
AAA ..........................................                B-52
Accounts Receivable ..........................                B-27
Accounts .....................................                B-27
Affiliate Letter .............................                B-17
Agreement ....................................    B-1, B-58, B-62,
                                                  B-67, B-69, B-72
Analysis .....................................                B-55
Approvals ....................................                B-12
Asserted Liability ...........................                B-50
Blackout Notice ..............................                B-72
Cause of Action ..............................                B-19
Certificate ..................................    B-62, B-67, B-69
Closing ......................................                 B-7
Code .........................................                 B-2
Consulting Agreements ........................                B-18
Contracts ....................................          B-30, B-31
Copyrights ...................................                B-29
Credit Agreement .............................                B-32
Default ......................................                B-32
Defense Costs ................................                B-51
DGCL .........................................                 B-3
EDC ..........................................                B-11
Effective Time ...............................                 B-3
employee benefit plan ........................                B-36
Employee Benefit Plans .......................                B-36
Employment Agreements ........................                B-18
Equipment Leases .............................                B-27
ERISA ........................................                B-36
Escrow Account ...............................           B-4, B-58
Escrow Adjustment ............................          B-48, B-58
Escrow Agent .................................           B-4, B-58
Escrow Agreement .............................           B-4, B-58
Escrow Deposit ...............................          B-48, B-58
Event of Default .............................                B-32
Exchange Act .................................                B-14
Exchange Agent ...............................                 B-5
Exchange Fund ................................                 B-5
Form S-1 .....................................                B-15
Form S-4 .....................................                B-14
Good Standing Certificate ....................                 B-7
HSR Act ......................................                B-10
Indemnified Party ............................                B-50
Indemnifying Party ...........................                B-50
Indemnity Agreement ..........................                 B-9
Interim Loss Value ...........................                B-48
Interim Losses ...............................                B-48
Joint Venture Development Agreement ..........                B-19
K.G. .........................................                B-18

                                                     PAGE
                                                     ----
Landlord Consents .........................                B-12
Leases ....................................                B-17
Lenders ...................................                B-32
Letters ...................................                B-53
Licenses ..................................                B-37
LLC Financial Statements ..................                B-24
LLC Holdings ..............................                 B-1
LLC Legal Requirements ....................                B-37
LLC Parties Closing Certificate ...........                 B-7
LLC Parties Consents ......................                B-24
LLC Parties' Delegated Conditions .........                B-13
LLC Records ...............................                B-39
LLC .......................................    B-1, B-62, B-67,
                                                     B-69, B-72
Losses ....................................                B-47
M.R. ......................................                 B-9
Marks .....................................                B-29
Master Lease Agreement ....................                B-18
Material Adverse Change ...................                B-46
material adverse effect ...................                B-46
Member Agreement ..........................                B-72
Member Indemnified Claim ..................                B-47
Member Indemnitors ........................                B-47
Members Meeting ...........................                B-16
Members Required Vote .....................                B-23
Members ...................................    B-1, B-58, B-62,
                                               B-67, B-69, B-72
Members' Releases .........................                 B-9
Merger Sub Stock ..........................                 B-1
Merger Sub ................................    B-1, B-62, B-67,
                                                     B-69, B-72
Orders ....................................                B-34
Outside Confidentiality Agreement .........                B-35
Parent Merger .............................                 B-1
Parent Surviving Corporation ..............                 B-2
Patents ...................................                B-29
Paying Member Indemnitor ..................                B-47
Per Unit Cash Consideration ...............                 B-3
Permits ...................................                B-11
Permitted Liens ...........................                B-27
Personal Property .........................                B-27
Policies ..................................                B-35
Prior Policies ............................                B-35
Proceedings ...............................                B-34
Projections ...............................                B-26
Proxy Statement ...........................                B-14
Public Consents ...........................                B-41
Public Legal Requirements .................                B-42
Public Loan Agreement .....................                 B-8
Public Stock ..............................                 B-4

                                                                                  PAGE
                                                                                  ----
Public Stockholders Meeting ............................................                B-16
Public .................................................................    B-1, B-62, B-67,
                                                                                  B-69, B-72
Public's, Superholdings' and Merger Sub's Delegated Conditions .........                B-14
Real Property ..........................................................                B-28
Remaining Member Indemnitors ...........................................                B-47
Resale Agreement .......................................................                B-19
S.R. ...................................................................                 B-9
SEC Documents ..........................................................                B-41
SEC Filing Date ........................................................                B-14
SEC ....................................................................                B-11
Securities Act .........................................................                B-14
Services Agreement .....................................................                 B-8
Sister Agreements ......................................................                 B-2
Sister Lock-Up .........................................................                 B-9
Sprint Management Agreement ............................................                B-31
Sprint .................................................................                B-31
Subsidiaries ...........................................................                B-23
Subsidiary Merger Agreement ............................................                 B-1
Subsidiary Merger ......................................................                 B-1
Subsidiary Surviving Corporation .......................................                 B-2
Superholdings Closing Certificate ......................................                 B-8
Superholdings Indemnitees ..............................................                B-47
Superholdings Indemnitors ..............................................                B-47
Superholdings Stock ....................................................                 B-1
Superholdings ..........................................................    B-1, B-58, B-62,
                                                                            B-67, B-69, B-72
Technology Contracts ...................................................                B-29
Termination Date .......................................................                B-21
Termination Fee ........................................................                B-49
Tower Closing Certificate ..............................................                 B-8
Tower Company ..........................................................                 B-8
Tower Leases ...........................................................                B-28
Trade Secrets ..........................................................                B-29
Transferrable Licenses .................................................                B-37

                              TABLE OF EXHIBITS

Escrow Agreement .........................................................   Exhibit 1.2(b)
Subsidiary Merger Agreement ..............................................   Exhibit 1.2(f)
LLC Parties Closing Certificate ..........................................   Exhibit 2.2(a)
Form of Opinion of LLC Parties' Counsel ..................................   Exhibit 2.2(e)
Superholdings' Closing Certificate .......................................   Exhibit 2.3(a)
Form of Opinion of Public's, Superholdings' and Merger Sub's Counsel .....   Exhibit 2.3(d)
Tower Closing Certificate ................................................   Exhibit 2.2(g)
Services Agreement .......................................................   Exhibit 2.4(a)(i)
Public Loan Agreement ....................................................   Exhibit 2.4(a)(ii)
Lock-Up Agreement (contained in Member Agreement) ........................   Exhibit 2.4(b)(i)
Indemnity Agreement (contained in Member Agreement) ......................   Exhibit 2.4(b)(ii)
Members' Releases (contained in Member Agreement) ........................   Exhibit 2.4(b)(iii)

           AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION


     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is entered into as of July 31, 2000, by and among Alamosa PCS Holdings, Inc., a Delaware corporation ("Public"), Alamosa Holdings, Inc., a Delaware corporation ("Superholdings"), Alamosa Sub I, Inc., a Delaware corporation and wholly-owned direct subsidiary of Superholdings ("Merger Sub"), and Roberts Wireless Communications, L.L.C., a Missouri limited liability company ("LLC"), and members of LLC (the "Members").

                                R E C I T A L S
                                ---------------


A. The Members own, in the aggregate, all of the issued and outstanding units of membership interests of LLC, consisting in the aggregate of 20,000 units (all of the authorized membership interests of LLC, whether or not owned by a Member, and any interest received with respect to or in exchange for any such interest (including, without limitation, units of LLC Holdings), being referred to as "Members' Interests"). LLC, LLC Holdings and the Members are sometimes collectively referred to herein as the "LLC Parties."

B. The Board of Managers of LLC deems it advisable and in the best interests of its members that LLC and its members form a limited liability company to hold all of the Members' Interests of LLC ("LLC Holdings"), and that LLC Holdings, merge with and into Superholdings (the "Parent Merger") simultaneously with the merger of Merger Sub and Public (the "Subsidiary Merger"). The Parent Merger may include the merger of any other business entity with which Superholdings has agreed to merge, which mergers would take place immediately after the merger of LLC Holdings into Superholdings. In furtherance thereof, the Board of Directors of Superholdings and the Board of Managers of LLC Holdings have approved the Parent Merger, upon the terms and subject to the conditions set forth herein. In addition, the Members have agreed to vote in favor of the Parent Merger.

C. The Board of Directors of Public have deemed it advisable and in the best interests of its stockholders to enter into the Agreement and Plan of Reorganization dated as of July 31, 2000 (the "Subsidiary Merger Agreement") by and among Merger Sub, Public and Superholdings and to consummate the Subsidiary Merger simultaneously with the consummation of the Parent Merger. In furtherance thereof, the Board of Directors of Public has approved the Subsidiary Merger Agreement and the Subsidiary Merger, upon the terms and subject to the conditions set forth herein.

D. Similarly, the Board of Directors of Superholdings have deemed it advisable to enter into the Subsidiary Merger Agreement and to consummate the Subsidiary Merger simultaneously with the consummation of the Parent Merger. In furtherance thereof, the Board of Directors of Superholdings has approved the Subsidiary Merger Agreement and the Subsidiary Merger, upon the terms and subject to the conditions set forth herein.

E. Further, the Board of Directors of Merger Sub have deemed it advisable and in the best interests of its stockholders to enter into the Subsidiary Merger Agreement and to consummate the Subsidiary Merger simultaneously with the consummation of the Parent Merger. In furtherance thereof, the Board of Directors of Merger Sub has approved the Subsidiary Merger Agreement and Subsidiary Merger, upon the terms and subject to the conditions set forth herein. The Parent Merger, the Subsidiary Merger and the other transactions contemplated herein, collectively referred to as the "Reorganization," and Sister Agreements consummated contemporaneously herewith are part of a single reorganization.

F. As of the date hereof, there are no shares of common stock of Superholdings, par value $0.01 per share ("Superholdings Stock"), issued and outstanding and as of the date hereof, Superholdings holds of record all of the issued and outstanding shares of common stock of Merger Sub, par value $0.01 per share ("Merger Sub Stock").

G. The Board of Directors of Public has determined that in order to complete the Parent Merger in a tax-efficient manner, such acquisition should be structured as a transaction described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the "Code") (all citations to the Code, or to the Treasury Regulations promulgated thereunder, shall include any amendments or any substitute or successor provisions thereto), which will require Public to form a new holding company. The parties desire that the Parent Merger, except as provided in Sections 1.2(a)(ii) (Cash) and 1.8(b) (Cash Payments) herein, qualifies as a transaction described in Section 351(a) of the Code.

H. The parties desire that the Subsidiary Merger qualify as a transaction described in Sections 351(a) and 368(a)(1)(A) of the Code by virtue of
   Section 368(a)(2)(E) of the Code. It is contemplated that the Subsidiary Merger will be completed substantially simultaneously with the merger or consolidation of Superholdings or one or more of its subsidiaries with or into one or more business entities (including, without limitation, the Parent Merger) in a transaction of the type described in Section 351(a) of the Code.

I. For financial accounting purposes, Public and Superholdings may determine that Superholdings' merger with LLC will be accounted for as a pooling of interests transaction.

J. Public, Superholdings, Merger Sub and the LLC Parties acknowledge that they have received adequate consideration for entering into, and have relied upon the promises, covenants, representations and warranties contained in, this Agreement, and that they will be benefitted by the transactions contemplated herein.

K. The LLC Parties have delivered to Superholdings certain disclosure schedules of even date herewith referred to herein. Public, Superholdings and Merger Sub have delivered to the LLC Parties certain disclosure schedules of even date herewith referred to herein. Any such disclosure schedules are referred to herein as "Disclosure Schedules." The Disclosure Schedules and the Exhibits (herein so called) referred to herein are a part of this Agreement.

L. Public, Superholdings and Merger Sub may enter into other agreements (the "Sister Agreements") pursuant to which other business entities join in the Parent Merger.


                                A G R E E M E N T
                                -----------------


     Based on the recitals set forth above and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

                                    ARTICLE 1

                                     MERGERS

  1.1 The Mergers.


     (a) The Mergers. Upon the terms and subject to the conditions set forth in this Agreement:


         (i) Parent Surviving Corporation. Not later than August 7, 2000, LLC and its members shall form LLC Holdings, which at such time shall hold all of the Members' Interests of LLC. At the Effective Time, LLC Holdings will merge with and into Superholdings in accordance with the terms set forth herein (one or more other parties, if any, that Public and Superholdings agree to be constituents in the Parent Merger, pursuant to the terms of a Sister Agreement may merge into Superholdings immediately following the merger of LLC Holdings into Superholdings). From and after the Effective Time, the separate existence of LLC Holdings and such other constituents shall cease to exist. Superholdings shall continue as the surviving corporation in the Parent Merger (the "Parent Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware. (LLC shall continue as a subsidiary of Superholdings.)

         (ii) Subsidiary Surviving Corporation. Simultaneously with the Parent Merger, Merger Sub will merge with and into Public, in accordance with the terms set forth herein and the terms of the Subsidiary Merger Agreement. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease to exist. Public shall continue as the surviving corporation in the Subsidiary Merger (the "Subsidiary Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware. At the sole discretion of the Board of Directors of Public, as an alternative structure to the Subsidiary Merger, Public may merge directly with and into Superholdings, and Superholdings shall continue as the surviving corporation and shall continue to be governed by the laws of the State of Delaware.


     (b) Consummation of the Mergers. The Parent Merger and the Subsidiary Merger shall be consummated by filing Certificates of Merger (herein so called) with the secretaries of state of the State of Delaware and State of Missouri, together with all other documents, notices and filings required by the Delaware General Corporation Law ("DGCL") and the Missouri Limited Liability Company Act.

     (c) Effective Time of the Mergers. The Certificates of Merger shall provide that the Parent Merger and the Subsidiary Merger shall be effective as of the date and time set forth in the Certificates of Merger filed with the Secretary of State of the State of Delaware (the "Effective Time").

     (d) Effect of the Mergers. At the Effective Time, the effect of the Parent Merger shall be as provided in Section 264 of the DGCL and other applicable provisions of the DGCL and Sections 347.700 through 347.735 of the Missouri Limited Liability Company Act and other applicable provisions of such act, and the effect of the Subsidiary Merger shall be as provided in Sections 259 and 261 of the DGCL.

     (e) The Surviving Corporations' Certificates of Incorporation; Bylaws; Directors and Officers. The certificates of incorporation and bylaws of Superholdings and Public, in each case as in effect at the Effective Time, shall be the certificates of incorporation and bylaws of Parent Surviving Corporation and Subsidiary Surviving Corporation, respectively. At the Effective Time, the Board of Directors and officers of each of Parent Surviving Corporation and Subsidiary Surviving Corporation shall be composed of the directors and officers of Superholdings and Public serving immediately before the Effective Time, respectively, to hold office until their respective successors are duly elected or appointed and qualified. The rights and obligations of the current members of LLC, whether as members of LLC or LLC Holdings, (i) under their respective operating agreements, limited liability company agreements, or similar agreements, including without limitation the obligations to make capital contributions and (ii) with respect to Members' Interests shall terminate.


  1.2 Terms of the Merger.


     (a) Consideration for the Parent Merger. Each unit of the Members' Interests that are units of LLC Holdings (which the members of LLC shall have received in exchange for their units of LLC) issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Parent Merger and without any action on the part of the holder thereof, be converted into, as specified by and pursuant to the terms of this Section 1.2(a), into the following:


         (i) Superholdings Stock. The right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Superholdings Stock, along with any dividends or distributions thereon after the Effective Time, equal to the Per Unit LLC Consideration. "Per Unit LLC Consideration" shall be equal to 675 shares of Superholdings Stock per unit of the Members' Interests of LLC Holdings; provided, that, the aggregate number of shares of Superholdings Stock that shall be issued in connection with the Parent Merger pursuant to this Section 1.2(a) for all of such Members' Interests outstanding shall be equal to 13,500,000 shares.

         (ii) Cash. The right to receive cash equal up to $200.00 per unit of Members' Interests of LLC Holdings, without any interest thereon (the "Per Unit Cash Consideration"); provided, that, the aggregate amount of Per Unit Cash Consideration shall be determined pursuant to Section 4.16 (Asset Transfers) and not exceed $4,000,000.

         (iii) Adjustment of Cash. The amount of Per Unit Cash Consideration shall be subject to adjustment as provided below and shall be reduced by the amount of any transfer Taxes owed as a result of the formation of LLC Holdings or LLC's or LLC Holdings' participation in the Parent Merger, although no such taxes are anticipated.

     (b) Right to Withhold.


         (i) Escrow. At the Closing, Superholdings shall have the right to withhold from the aggregate amount of the Per Unit LLC Consideration the amounts of any Interim Losses, as described in further detail in Section 10.2(d) (Form of Payment; Interim Losses). The aggregate amount of all such amounts withheld at any time is defined herein as the "Escrow Funds." An escrow agent (the "Escrow Agent") shall keep the Escrow Funds in a separate escrow account, maintained on behalf of the Members (the "Escrow Account"), subject to the terms of the Escrow Agreement (the "Escrow Agreement") substantially in the form attached as the Exhibit to this Section 1.2(b).

         (ii) Debt of Members. At the Closing, Public, Superholdings and Merger Sub shall have the right to withhold from the aggregate amount of the Per Unit Cash Consideration, the amounts, including interest, then owing from the Members to Public pursuant to any outstanding borrowings.


     (c) Consideration Subject to Agreements. The consideration to be paid pursuant to the Parent Merger pursuant to Section 1.2(a) (Consideration for the Parent Merger) shall be subject to the terms of the Escrow Agreement, Lock-Up Agreement, and the Indemnity Agreement and, to the extent applicable, Affiliate Letters. Superholdings shall retain possession of such consideration until the later of (i) the expiration of the Lock-Up Agreement or (ii) the resolutions of all claims for Losses that arise pursuant to Section 10.2(a) (Indemnification of Superholdings), unless the person or entity and, if applicable, its direct and indirect owners, entitled to receive such consideration execute a Lock-Up Agreement, and an Indemnity Agreement, and to the extent applicable, Affiliate Letters, whereupon Superholdings shall release such consideration.

     (d) Antidilution. In the event of any stock dividend, stock split, reclassification, recapitalization, combination or exchange of shares with respect to, or rights issued in respect of, Public Stock on or after the date hereof and prior to the Effective Time, the Per Unit LLC Consideration shall be adjusted accordingly.

     (e) Sister Agreements. The Sister Agreements, if any, shall set forth the consideration to be paid to the other parties to the Parent Merger.

     (f) Conversion of Public Stock. Each share of common stock of Public, par value $0.01 (the "Public Stock"), issued and outstanding immediately prior to the Effective Time together with the related rights distributed to holders of Public Stock pursuant to the Rights Agreement, dated as of January 31, 2000, between Public and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (other than shares of Public Stock held in Public's treasury) shall, at the Effective Time, by virtue of the Subsidiary Merger and without any action on the part of the holder thereof, be converted into, as specified and pursuant to the terms of this Section 1.2(f), the right to receive one duly authorized, validly issued, fully paid and nonassessable share of Superholdings Stock, along with any dividends or distributions thereon after the Effective Time pursuant to the terms of the Subsidiary Merger Agreement in the form attached as the Exhibit to this Section 1.2(f), which agreement shall not be amended in a manner adverse to the LLC Parties without the consent of the Members.

     (g) Conversion of Merger Sub Stock. Each share of Merger Sub Stock issued and outstanding immediately prior to the Effective Time (other than shares of Merger Sub Stock held in Merger Sub's treasury) shall, at the Effective Time, by virtue of the Subsidiary Merger and without any action on the part of the holder thereof, be converted into one duly authorized, validly issued, fully paid nonassessable share of stock of the Subsidiary Surviving Corporation.

     (h) Treasury Stock. All shares of Public Stock and Merger Sub Stock that are owned by Public or Merger Sub, respectively, as treasury stock shall, at the Effective Time, be canceled and retired and shall cease to exist, and no shares of Superholdings Stock or other consideration shall be delivered or owing in exchange therefor.

     (i) Rights as Holders. On or after the Effective Time, holders of Members' Interests shall cease to have any rights as members of LLC and LLC Holdings, except the right to receive the consideration set forth herein in Section 1.2(a) (Consideration for the Parent Merger) with respect to Members' Interests held by them, and such Members' Interests shall be extinguished. On and after the Effective Time, holders of certificates which immediately prior to the Effective Time represented issued and outstanding shares of Public Stock shall cease to have any rights as stockholders of Public, except the right to receive the consideration set forth herein in Section 1.2(f) (Conversion of Public Stock) with respect to each share held by them. The merger consideration paid upon the surrender for exchange of units of Members' Interests or shares of Public Stock in accordance with the terms of this Agreement shall be deemed, when paid or issued hereunder, to have been paid or issued, as the case may be, in full satisfaction of all rights and obligations pertaining to the Members' Interests or shares theretofore represented by such unit of Members' Interests or shares of Public Stock.

  1.3 Stock Options.

     (a) [Intentionally deleted].

     (b) [Intentionally deleted].

     (c) [Intentionally deleted].

  1.4 Exchange Agent. Prior to or concurrently with the Effective Time, Superholdings shall enter into an agreement with such bank or trust company as may be designated by Superholdings (the "Exchange Agent"), which shall provide that Superholdings shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of units of Members' Interests, for exchange in accordance with this Agreement, through the Exchange Agent, (a) certificates representing the shares of Superholdings Stock, (b) any dividends or distributions with respect thereto with a record date after the Effective Time, (c) any cash payable in lieu of any fractional shares of Superholdings Stock and (d) the aggregate Per Unit Cash Consideration (collectively, the "Exchange Fund") issuable pursuant to this Agreement in exchange for outstanding units of Members' Interests.

  1.5 Exchange Procedure. After the Effective Time, each holder of Members' Interests shall surrender the certificates representing same or, if the Members' Interests are not certificated, deliver a release of members' interest, in a form, duly endorsed or executed as the Parent Surviving Corporation may reasonably require, to the Exchange Agent, together with a Lock-Up Agreement, Members' Release and an Indemnity Agreement. Subject to Sections 1.2(b) (Right to Withhold), 1.2(c) (Consideration Subject to Agreements) and 1.12 (Tax Withholding), at the time of such surrender or delivery, the merger consideration applicable to such Members' Interests shall be delivered to such holder. The merger consideration shall be deemed, when paid or issued hereunder, to have been paid or issued, as the case may be, in full satisfaction of all rights and obligations pertaining to the surrendered units. No interest shall be paid or accrued on any cash payable upon the surrender of any unit of Members' Interests. If cash payment is to be made, or shares of Superholdings Stock issued, to a person other than the person who surrendered the units of Members' Interests, it shall be a condition of payment that the units of Members' Interests so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the surrendered units of Members' Interests, or established to the satisfaction of Superholdings that such taxes have been paid or are not applicable.

  1.6 Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Superholdings Stock shall be paid to the holder of any unsurrendered units of Members' Interests with respect to the shares of Superholdings Stock issuable upon the surrender of such units of Members' Interests pursuant to Section 1.5 (Exchange Procedure) and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.8 (No Fractional Shares) and all such dividends, other distributions and cash in lieu of fractional shares of Superholdings Stock shall be paid by Superholdings to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such units of Members' Interests pursuant to Section 1.5 (Exchange Procedure). Subject to the effect of applicable escheat or similar laws and subject to Sections 1.2(b) (Right to Withhold), 1.2(c) (Consideration Subject to Agreements) and 1.12 (Tax Withholding), following the surrender of any such units of Members' Interests pursuant to Section 1.5 (Exchange Procedure) there shall be paid to the holder of the units of Members' Interests, (i) any such dividends or other distributions, without any interest thereon, which theretofore had become payable (with a record date or payment date prior to the surrender of units of Members' Interests) with respect to shares of Superholdings Stock represented by such units of Members' Interests and (ii) the amount of any cash payable in lieu of a fractional share of Superholdings Stock to which such holder is entitled pursuant to Sections 1.8(a) (No Certificates) and 1.8(b) (Cash Payments). No holder of unsurrendered units of Members' Interests shall be entitled, until the surrender of such units, to vote the shares of Superholdings Stock into which the shares of Members' Interests represented thereby shall have been converted.

  1.7 Cancellation and Retirement of Units. As of the Effective Time, all units of Members' Interests of LLC Holdings issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.

  1.8 No Fractional Shares.


     (a) No Certificates. No certificates representing fractional shares of Superholdings Stock shall be issued upon the surrender for exchange of units of Members' Interests which have been converted pursuant to this Agreement, and such fractional share interests shall not entitle the owner thereof to vote or to have any rights of a stockholder of Superholdings.

     (b) Cash Payments. In lieu of any such fractional shares, each holder of units who would otherwise have been entitled to a fraction of a share of Superholdings Stock upon surrender of units for exchange pursuant to this
Article 1 will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the per share closing price on The Nasdaq Stock Market of Superholdings Stock on the date on which the Effective Time occurs (or, if Superholdings Stock does not trade on The Nasdaq Stock Market on such date, the first date of trading of Superholdings Stock on The Nasdaq Stock Market after the Effective Time) by (ii) the fractional interest to which such holder otherwise would be entitled. Such amount in cash shall be deemed to be substituted for any such fractional share and to constitute a portion of the merger consideration with respect to the related units.


  1.9 Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Superholdings, in (a) direct obligations of the United States of America, (b) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (c) commercial paper rated the highest quality by either Moody's Investors Services, Inc. or Standard & Poor's Corporation, or (d) certificates of deposit, bank repurchase agreements or bankers' acceptances of commercial banks with capital exceeding $500.0 million. Any net earnings with respect to the Exchange Fund shall be the property of and paid over to Superholdings as and when requested by Superholdings.

  1.10 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of units of Members' Interests for 180 days after the Effective Time shall be delivered to Superholdings, upon demand, and any holders of units of Members' Interests that have not theretofore complied with this Article 1 shall thereafter look only to Superholdings, and only as general creditors thereof, for payment of their claim for any merger consideration, any cash in lieu of fractional shares of Superholdings Stock and any dividends or distributions with respect to Superholdings Stock, as provided herein.

  1.11 No Liability. None of Public, Superholdings, Merger Sub, Parent Surviving Corporation, Subsidiary Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any payments or distributions payable from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any units of Members' Interests shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any merger consideration in respect of such units of Members' Interests would otherwise escheat to or become the property of any governmental entity); any amounts payable in respect of such units of Members' Interests shall, to the extent permitted by applicable law, become the property of Superholdings, free and clear of all claims or interest of any person previously entitled thereto.

  1.12 Tax Withholding. Superholdings shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the consideration otherwise payable pursuant to this Agreement to any holder of options or units of Members' Interests such amounts, if any, as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of applicable state, local or foreign tax law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holders in respect of which such deduction and withholding was made.

                                    ARTICLE 2

                             CLOSING THE TRANSACTION

  2.1 Closing. On the third business day after the satisfaction or written waiver of the conditions (other than execution, filing or delivery of agreements, certificates, legal opinions or other instruments to be delivered at Closing) contained (a) herein, (b) in the Subsidiary Merger Agreement and
(c) at the option of Superholdings and Public, any Sister Agreements that have not been validly terminated in accordance with their terms, or as otherwise agreed by the parties hereto, and unless this Agreement has been terminated pursuant to the provisions of Article 5 (Termination), the consummation of the transactions provided for herein and in such other agreements (the "Closing") shall take place at the offices of Haynes and Boone, LLP, counsel to Superholdings, Public and Merger Sub, located at 1600 N. Collins Blvd., Suite 2000, Richardson, Texas 75080, at 10:00 a.m., local time, or at such other place or by such other means as the parties hereto may agree; provided, however, that if the conditions (other than execution, filing or delivery of agreements, certificates, legal opinions or other instruments to be delivered at Closing) contained herein and in the Subsidiary Merger Agreement are satisfied or waived in writing, then Superholdings and Public may not delay the Closing beyond March 31, 2001 (or April 30, 2001 if the termination date of this Agreement or any Sister Agreement has been extended in accordance with its terms to allow a party to cure any matter under this Agreement or such Sister Agreement) in order to achieve satisfaction or waiver of the conditions contained in a Sister Agreement; provided, further, that if (i) the closing of a Sister Agreement occurs prior to March 31, 2001 and (ii) the conditions contained herein are satisfied or waived in writing, then the Closing of this Agreement shall also occur on the closing date of such Sister Agreement. The time and date of the Closing are referred to herein as the "Closing Date."

  2.2 LLC Parties' Deliveries at Closing to Superholdings. At the Closing, the LLC Parties shall deliver, or cause to be delivered, to Superholdings the following items:


     (a) Closing Certificate. The LLC Parties shall jointly deliver to Superholdings a closing certificate executed by each of the LLC Parties (the "LLC Parties Closing Certificate") in the form attached as the Exhibit to this
Section 2.2(a).

     (b) Consents and Approvals. The LLC Parties jointly shall deliver copies of all LLC Parties' Consents that have been obtained, and all Approvals obtained by the LLC Parties.

     (c) Proceedings and Documents. The LLC Parties shall deliver copies, certified or otherwise identified to Superholdings' reasonable satisfaction, of all company documents that Superholdings shall reasonably request, including resolutions of the Board of Managers of LLC Holdings and resolutions of the members of LLC Holdings, dated on or before the date hereof to authorize this Agreement, the Related Agreements and the transactions and other acts contemplated either by this Agreement or the Related Agreements.

     (d) Good Standing Certificates. LLC Holdings shall deliver certificates, issued within 10 days of the date of the Closing, (i) from the Secretary of State of Missouri, evidencing that LLC, LLC Holdings and the Subsidiaries are validly existing under the laws of their jurisdictions of organization and (ii) from each state listed on the Disclosure Schedule to Section 6.1(a) (Organization and Good Standing) evidencing that LLC, LLC Holdings and the Subsidiaries are qualified to do business as foreign entities (each, a "Good Standing Certificate") in each such state.

     (e) Opinions of LLC Parties' Counsel. The LLC Parties shall deliver an opinion of Armstrong Teasdale LLP, counsel to the LLC Parties, dated as of the Closing Date, in form and substance reasonably satisfactory to Superholdings regarding the matters set forth in the Exhibit to this Section 2.2(e).

     (f) Tower Closing Certificate. The LLC Parties shall cause Roberts Tower Company, a Missouri corporation owned and operated by the Members ("Tower Company"), to deliver to Superholdings a closing certificate executed by Tower Company (the "Tower Closing Certificate"), in the form attached as the Exhibit to this Section 2.2(f), regarding environmental liabilities.

     (g) Other Instruments. Such other instruments, documents or information that Superholdings reasonably requests in order to more effectively consummate the transactions contemplated hereby.


  2.3 Superholdings' and Public's Deliveries at Closing to LLC. At the Closing, Superholdings and Public shall deliver the following items to the
Members:


     (a) Closing Certificate. Superholdings shall deliver to the Members a closing certificate executed by Superholdings (the "Superholdings Closing Certificate") in the form attached as the Exhibit to this Section 2.3(a).

     (b) Proceedings and Documents. Superholdings, Public and Merger Sub shall deliver copies, certified or otherwise, identified to LLC Holdings' reasonable satisfaction, of all company documents that LLC Holdings shall reasonably request, including resolutions of their respective boards of directors, dated on or before the date hereof to authorize this Agreement, the Related Agreements and the transactions and other acts contemplated either by this Agreement or the Related Agreements.

     (c) Consents and Approvals. Public and Superholdings jointly shall deliver copies of all of the Public Consents that have been obtained, and all Approvals obtained by Public and Superholdings.

     (d) Opinion of Public's, Superholdings' and Merger Sub's
Counsel. Superholdings shall deliver an opinion of Haynes and Boone, LLP, dated as of the Closing Date, in form and substance reasonably satisfactory to LLC Holdings regarding the matters set forth in the Exhibit to this Section 2.3(d).

     (e) Other Instruments. Such other instruments, documents or information that LLC Holdings reasonably requests in order to more effectively consummate the transactions contemplated hereby.


  2.4 Related Agreements. The parties, as appropriate, shall execute and deliver the following documents. All agreements, documents or instruments executed among Public, Superholdings and Merger Sub on the one hand, and any of the LLC Parties on the other, pursuant to this Agreement or the transactions contemplated hereby are referred to as the "Related Agreements." Without limitation, the Related Agreements include:


       (a) Prior to Closing. The following documents, which shall be executed prior to Closing:


         (i) Services Agreement. On the date hereof, the parties will execute a services agreement substantially in the form attached as the Exhibit to this Section 2.4(a)(i) (the "Services Agreement"), which Services Agreement shall become effective as provided therein on the date the condition contained in Section 3.1(c) (HSR Act) has been satisfied, until the earlier of the Closing Date or the Termination Date.

         (ii) Public Loan Agreement. Public shall loan funds to LLC, pursuant to a loan agreement (the "Public Loan Agreement") which shall be executed simultaneously with this Agreement in the form attached as the Exhibit to this Section 2.4(a)(ii).


       (b) At Closing. The following documents, which shall be executed at the
Closing:


         (i) Lock-Up Agreement. Each member of LLC Holdings will enter into a Lock-Up Agreement (herein so called) in the form attached as the Exhibit to this Section 2.4(b)(i) with Superholdings, which agreement shall prohibit the sale or other disposition of their holdings of

     Superholdings Stock until September 30, 2001, without the prior written consent of Superholdings. Notwithstanding the foregoing, the members shall have the right to pledge up to 40% of their Superholdings Stock as collateral for margin loans. If Superholdings enters into a lock-up agreement (a "Sister Lock-Up") having a shorter term with any person who receives at least 25% of the Superholdings Stock issued pursuant to a Sister Agreement, then any Member who executes a Lock-Up Agreement may substitute such Lock-up Agreement in its entirety for a lock-up agreement having the same terms as this Sister Lock-Up Agreement.

         (ii) Indemnity Agreement. Each member of LLC Holdings and its direct and indirect owners will enter into an indemnity agreement with Superholdings, pursuant to which agreement each member shall agree to be bound by the provisions of Article 10 (Indemnification) ("Indemnity Agreement"), in the form attached hereto as the exhibit to this Section 2.4(b)(ii) and its direct and indirect owners shall be so bound to the extent that they receive any distribution of any merger consideration or proceeds thereof.

         (iii) Members' Releases. The members of LLC Holdings shall execute and deliver releases (the "Members' Releases") which release any and all claims held or to be held by the Members against LLC, LLC Holdings and their successors, assigns, officers, directors, employees and agents, but excluding any claims the members may have to unpaid compensation and benefits, in the form attached hereto as the Exhibit to this Section 2.4(b)(iii).

         (iv) Affiliate Letters. If applicable, the members of LLC Holdings shall deliver Affiliate Letters.

         (v) Master Lease Agreement. The Master Lease Agreement described in
     Section 4.15 (Master Lease Agreement).

         (vi) Joint Venture Development Agreement. The Joint Venture Development Agreement described in Section 4.17 (Joint Venture Development Agreement).

         (vii) Closing Certificates. The LLC Parties Closing Certificate and the Superholdings Closing Certificate.

         (viii) Escrow Agreement. Superholdings, the Members and the Escrow Agent shall, if there are Interim Losses, execute the Escrow Agreement in the form attached as the Exhibit to Section 1.2(b) (Right to Withhold), with such changes as the Escrow Agent may reasonably request.


     (c) At Closing if Completed. The following documents shall be delivered at the Closing if they are completed by the Closing.


         (i) Leases. The Leases described in Section 4.9 (Leases).

         (ii) Consulting Agreements. The Consulting Agreements with Michael V. Roberts ("M.R.") and Steven C. Roberts ("S.R.") described in Section 4.13 (Consulting Agreements).

                                    ARTICLE 3

                   CONDITIONS TO CONSUMMATING THE TRANSACTION

  3.1 Joint Conditions. The obligations of Public, Superholdings, Merger Sub and the LLC Parties to consummate the transactions provided for in this Agreement and the Related Agreements are subject to the satisfaction, at or prior to the Closing Date, of the following conditions:


     (a) Public Stockholder Approval. The issuance of the shares of Superholdings' common stock pursuant to the Parent Merger shall have been approved by the affirmative vote of the holders of the requisite number of shares of capital stock of Public in the manner required pursuant to the rules of The Nasdaq Stock Market.

     (b) LLC Members Approval. This Agreement shall have been adopted by the affirmative vote of the holders of the requisite number of units of Members' Interests of LLC and LLC Holdings in the manner required pursuant to LLC's and LLC Holdings' organizational documents, LLC agreement, the Missouri Limited Liability Company Act and other applicable law.


     (c) HSR Act. The waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the "HSR Act") shall have expired or early termination of the waiting period under the HSR Act shall have been granted.

     (d) Nasdaq Listing. The Superholdings Stock issuable to the LLC Parties and to Public's stockholders shall have been approved for listing on The Nasdaq Stock Market, subject to official notice of issuance.

     (e) Merger. The secretaries of state of the State of Delaware and the State of Missouri shall have accepted for filing the Certificates of Merger for the Parent Merger and the Subsidiary Merger.

     (f) Subsidiary Merger. All conditions to the consummation of the Subsidiary Merger, set forth in Section 3.1 of the Subsidiary Merger Agreement, shall have been satisfied, including the adoption of the Subsidiary Merger Agreement by the requisite vote of the stockholders of Public pursuant to Public's certificate of incorporation and bylaws and applicable law; provided, however, that the condition precedent of the Subsidiary Merger Agreement which states that all conditions precedent to the consummation of at least this Agreement or a Sister Agreement shall have been satisfied or duly waived, need not be satisfied or duly waived.


  3.2 Public's, Superholdings' and Merger Sub's Conditions. The obligations of Public, Superholdings and Merger Sub to consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction or waiver by Public, Superholdings and Merger Sub, at or prior to the Closing Date, of the following conditions:


     (a) LLC Parties' Representations True. The LLC Parties' representations and warranties made in this Agreement or any Related Agreement shall be true and correct in all respects at the Closing Date, except as affected by the transactions contemplated hereby and except as will not constitute an LLC Material Adverse Change, and the LLC Parties shall have delivered the LLC Parties' Closing Certificate which shall so indicate. Notwithstanding the foregoing, this condition shall be deemed to have been satisfied even though an LLC Material Adverse Change has occurred, unless the LLC Material Adverse Change
(i) occurred on or prior to the date of this Agreement, (ii) was caused after the date of this Agreement by the actions of the Members, the Board of Managers of LLC or LLC Holdings, or any agent of LLC or LLC Holdings, which agent is not under the supervision of Public pursuant to the Services Agreement or (iii) was caused by the failure of any of the persons identified in clause (ii) to take actions that (A) would be taken in the ordinary course of LLC's and LLC Holdings' business in the exercise of reasonable judgment and (B) have not been delegated to Public under the Services Agreement.

     "LLC Material Adverse Change" means any change, effect, event or occurrence that would reasonably be expected to (i) result in liabilities to Superholdings (on a consolidated basis) at or after the Closing of at least $40 million, (ii) result in a reduction of cash flow or increased losses, of Superholdings (on a consolidated basis) at or after the Closing, discounted at 10%, having a net present value of at least $40 million or (iii) materially impair or delay the ability of Public, Superholdings, Merger Sub or the LLC Parties to consummate the transactions contemplated hereby.

     "Public Material Adverse Change" means any change, effect, event or occurrence that would reasonably be expected to (i) result in liabilities to Superholdings (on a consolidated basis) at or after the Closing of at least $190 million, (ii) result in a reduction of cash flow, or increased losses, of Superholdings (on a consolidated basis) at or after the Closing, discounted at 10%, having a net present value of at least $190 million or (iii) materially impair the ability of Public, Superholdings or Merger Sub to consummate the transactions contemplated hereby including, without limitation, failure to deliver the merger consideration described herein.

     (b) LLC Parties' Compliance with Agreement. The LLC Parties, in all respects, shall have performed each agreement, and shall have complied with each covenant, to be performed or complied with by them, or any of them, on or prior to the Closing Date under this Agreement or any Related Agreement except as will not constitute an LLC Material Adverse Change, and the LLC Parties shall have delivered the LLC Parties' Closing Certificate which shall indicate that no LLC Material Adverse Change has occurred. Notwithstanding the foregoing, this condition shall be deemed to have been satisfied even though an LLC Material Adverse Change has occurred, unless the LLC Material Adverse Change (i) occurred on or prior to the date of this Agreement, (ii) was caused after the date of this Agreement by the actions of the Members, the Board of Managers of LLC or LLC Holdings, or any agent of LLC or LLC Holdings, which agent is not under the supervision of Public pursuant to the Services Agreement or (iii) was caused by the failure of any of the persons identified in clause (ii) to take actions that (A) would be taken in the ordinary course of LLC's and LLC Holdings' business in the exercise of reasonable judgment and (B) have not been delegated to Public under the Services Agreement. The LLC Parties shall have delivered the LLC Parties Closing Certificate which shall so indicate.


     (c) LLC Parties Consents. The LLC Parties shall have obtained the LLC Parties Consents except for those LLC Parties Consents that, if not obtained, would not constitute an LLC Material Adverse Change. Without limitation, the failure to obtain the following LLC Parties Consents wouldconstitute an LLC Material Adverse Change: (i) Sprint; (ii) Lucent Technologies Inc. and its assignees under the Credit Agreement and (iii) Lucent Technologies, Inc. under the PCS Procurement and Services Contract dated March 26, 1999.

     (d) Public Consents. Public shall have obtained the Public Consents except for those Public Consents that, if not obtained, would not constitute a Public Material Adverse Change. Without limitation, the failure to obtain the consent of Export Development Corporation ("EDC") would constitute a Public Material Adverse Change.

     (e) Permits. Superholdings shall have obtained all governmental licenses and permits, or binding commitments, if any, from governmental authorities to issue, transfer or consent to a change of control with respect to, all governmental licenses and permits necessary to enable Superholdings to conduct the business of LLC after the Closing as previously, and as presently proposed to be, conducted (the "Permits"), except for those Permits that, if not obtained, would not constitute an LLC Material Adverse Change.

     (f) LLC Members Approval. This Agreement shall have been adopted by the affirmative vote of the holders of the requisite number of units of Members' Interests of LLC and LLC Holdings in the manner required pursuant to LLC's and LLC Holdings' organizational documents, LLC agreements, the Missouri Limited Liability Company Act and other applicable law.

     (g) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission (the "SEC").

     (h) No Litigation. No action, suit or proceeding (other than such an action, suit or proceeding directly or indirectly instituted by a party hereto) shall be threatened or pending, and no preliminary or permanent injunction, order, decree or ruling shall be in effect, seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the execution and delivery of this Agreement, any Related Agreement or the consummation of the transactions contemplated by any of the foregoing except as would not constitute an LLC Material Adverse Change. The LLC Parties shall have delivered the LLC Parties Closing Certificate, which shall so indicate with respect to the LLC Parties.

     (i) Approvals. All authorizations, consents and approvals, if any, of and filings, if any, with any governmental authority that are required to (i) validly execute, deliver and perform this Agreement or the Related Agreements,
(ii) to consummate the transactions provided for in this Agreement or the Related Agreements or (iii) to enable Superholdings to operate the business of LLC after the Closing in substantially the same manner as such business was conducted before the

Closing (collectively, "Approvals"), shall have been obtained or made except for those Approvals that, if not obtained, would not constitute an LLC Material Adverse Change. Without limitation, the failure to obtain the Approval described in Section 3.1(c) (HSR Act) would constitute an LLC Material Adverse Change.


     (j) Members Obligations. The Members shall have repaid to LLC all amounts, if any, owed by the Members to LLC other than unpaid capital contributions called and payable after the date hereof.

     (k) Related Agreements. The LLC Parties shall have entered into the Related Agreements.

     (l) Landlord Consents. The Members shall have delivered to Superholdings landlord subordination agreements, landlord consents (to include consents to access to the property and right to remove equipment), landlord waivers, landlord consents to subleases, landlord agreements to assign leases in favor of any lender of LLC and to assign or sublease leases to Superholdings or any Affiliate of Superholdings, and mortgage holder non-disturbance agreements in forms reasonably acceptable to Superholdings ("Landlord Consents") for all tower properties they or their affiliates own that are leased to LLC and shall use their reasonable best efforts to obtain Landlord Consents for all tower properties that LLC leases. The Landlord Consents shall relate to any financings or refinancings of Superholdings or its affiliates.


  3.3 LLC Parties' Conditions to Closing. The obligations of the LLC Parties to consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction or waiver in writing by the LLC Parties, at or prior to the Closing Date, of the following conditions:


     (a) Public's, Superholdings' and Merger Sub's Representations True. The representations and warranties made by Public, Superholdings and Merger Sub herein shall be true and correct in all respects at the Closing Date, except as affected by the transactions contemplated hereby and except as will not constitute a Public Material Adverse Change and Superholdings shall have delivered the Superholdings Closing Certificate which shall so indicate.

     (b) Public's Superholdings' and Merger Sub's Compliance with Agreement. Each of Public, Superholdings and Merger Sub, in all respects, shall have performed each agreement, and complied with each covenant to be performed or complied with by it on or prior to the Closing Date under this Agreement or any Related Agreement, except as will not constitute a Public Material Adverse Change and Superholdings shall have delivered the Superholdings Closing Certificate which shall indicate that no Public Material Adverse Change has occurred.

     (c) No Litigation. No action, suit or proceeding (other than such an action, suit or proceeding directly or indirectly instituted by a party hereto) shall be threatened or pending, and no preliminary or permanent injunction, order, decree or ruling shall be in effect, seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the execution and delivery of this Agreement, any Related Agreement or the consummation of the transactions contemplated by any of the foregoing except as would not constitute a Public Material Adverse Change. Superholdings shall have delivered the Superholdings Closing Certificate, which shall so indicate with respect to Superholdings, Public and Merger Sub.

     (d) Public Consents. Public shall have obtained the Public Consents except for those Public Consents that, if not obtained, would not constitute a Public Material Adverse Change or constitute a Public Material Adverse Change. Without limitation, the failure to obtain the consent of EDC would constitute a Public Material Adverse Change.

     (e) Approvals. All Approvals to be obtained by Public shall have been obtained or made except for those Approvals that, if not obtained, would not constitute a Public Material Adverse Change. The Approval described in Section 3.1(c) (HSR Act) shall have been obtained.

                                    ARTICLE 4

               COVENANTS REGARDING CONSUMMATION OF THE TRANSACTION

  4.1 Satisfaction of Conditions to Closing.


     (a) Joint Responsibilities. Each party shall use his, her or its reasonable best efforts to satisfy the conditions to the obligations of the parties hereunder, and to consummate and make effective as promptly as practicable the transactions provided for herein including:


         (i) Defending the Agreement. Defending lawsuits or other legal proceedings challenging this Agreement or any Related Agreement or the consummation of the transactions provided for in this Agreement or any Related Agreement;

         (ii) Lifting Injunctions. Using reasonable best efforts to lift or rescind any injunction, restraining order or other order adversely affecting the ability of the parties to consummate the transactions provided for in this Agreement or any Related Agreement;

         (iii) Other Actions. Taking such other reasonable actions that are necessary, appropriate or advisable, unless responsibility for taking such actions has been delegated to certain parties pursuant to Sections 4.1(b) (LLC Parties' Responsibilities) or 4.1(c) Public's, Superholdings' and Merger Sub's Responsibilities), including without limitation using reasonable best efforts to obtain all Approvals, and all consents of third parties to contracts as are necessary for the consummation of the Reorganization. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, each party and its officers and directors shall use their reasonable best efforts to take all such action.


     (b) LLC Parties' Responsibilities.


         (i) LLC Parties' Delegated Conditions. The LLC Parties shall have the responsibility for satisfying the following conditions ("LLC Parties' Delegated Conditions"), for which the LLC Parties shall have the obligations set forth in this Section 4.1(b)(i). Public, Superholdings and Merger Sub shall reasonably cooperate and assist with the LLC Parties in connection with the following:

             (A) Section 3.2(a) (LLC Parties' Representations True), for which the LLC Parties' obligation shall be as follows: (x) the LLC Parties shall take no action that will cause any of their representations or warranties to be or remain untrue or incorrect in any material respect and (y) the LLC Parties shall not omit any action that any of them would take in the ordinary course of prudent business, which omission will cause any of their representations or warranties to be or remain untrue or incorrect in any material respect, provided that the LLC Parties shall not be required to take any action for which Public has assumed responsibility under the Services Agreement; and

             (B) Section 3.2(b) (LLC Parties' Compliance with Agreement), for which the LLC Parties shall have the obligations set forth elsewhere herein.

         (ii) HSR Act Filings. The LLC Parties shall make their HSR Act filings, if required, in compliance with such act as soon as possible after thedate of this Agreement and provide any additional information that the Federal Trade Commission or the Justice Department requests as promptly as practicable, and perform all other acts required of them under the HSR Act in order to satisfy the condition contained in Section 3.1(c) (HSR Act), in all cases in coordination with Public and Superholdings. The LLC Parties shall provide to Public and Superholdings the information with respect to the LLC Parties required by such filings or other filings to be made by Public or Superholdings under the HSR Act as is reasonably requested by Public or Superholdings as soon as possible, but no later than two business days after the date of such request. The LLC Parties shall pay the HSR Act filing fee, if any, relating to any filing requirement arising out of the LLC Parties' participation in the Parent Merger.

         (iii) LLC Parties' Consents. The LLC Parties shall use their reasonable best efforts to obtain the LLC Parties Consents.


     (c) Public's, Superholdings' and Merger Sub's Responsibilities.


         (i) Public's, Superholdings' and Merger Sub's Delegated Conditions. Public, Superholdings and Merger Sub shall have the responsibility for satisfying the following conditions ("Public's, Superholdings' and Merger Sub's Delegated Conditions"), for which Public, Superholdings and Merger Sub shall have the obligations set forth in this Section 4.1(c)(i). The LLC Parties shall reasonably cooperate with and assist Public, Superholdings and Merger Sub in connection with the following:

             (A) Section 3.3(a) (Public's, Superholdings' and Merger Sub's Representations True), for which Public's, Superholdings' and Merger Sub's obligation shall be as follows: (x) Public, Superholdings and Merger Sub shall take no action that will cause any of their representations and warranties to be or remain untrue or incorrect in any material respect and (y) Public, Superholdings and Merger Sub shall not omit any action that they would take in the ordinary course of prudent business, which omission will cause any of their representations and warranties to be or remain untrue or incorrect in any material respect; and

             (B) Section 3.3(b) (Public's, Superholdings' and Merger Sub's Compliance with Agreement), for which Public, Superholdings and Merger Sub shall have the obligations set forth elsewhere herein.

         (ii) HSR Act Filings. Public, Superholdings and Merger Sub shall make their HSR Act filings, if required, in compliance with such act as soon as possible after the date of this Agreement and provide any additional information that the Federal Trade Commission or the Justice Department requests as promptly as practicable, and perform all other acts required of them under the HSR Act in order to satisfy the condition contained in
     Section 3.1(c) (HSR Act); provided, however, that in no event shall Public, Superholdings or Merger Sub or any of their subsidiaries be required to divest, hold separate, offer for sale, abandon, limit its operation of or take similar action with respect to any assets or any business interest in connection with any Approval (including, without limitation under the HSR
     Act). Public shall pay the HSR Act filing fee relating to any filing requirement arising out of its participation in the Subsidiary Merger.

         (iii) Public's and Superholdings' Consents and Permits. Public and Superholdings shall use their reasonable best efforts to obtain the Public Consents and the Permits.

  4.2 Preparation of the Proxy Statement, Form S-4 and Form S-1.


     (a) Preparation. Public and Superholdings shall prepare and file with the SEC as promptly as practicable, but no later than October 10, 2000 (the "SEC Filing Date") in accordance with the Securities Act of 1933, as amended (the "Securities Act"), on behalf of Superholdings, the Form S-4. Public and Superholdings shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Public and Superholdings shall keep the LLC Parties advised of the status of the filing and effectiveness of the Form S-4.

     (b) Proxy Statement and Form S-4. Public, Superholdings and, if requested by Public, LLC Holdings shall jointly prepare for inclusion in the registration statement on Form S-4 to be filed with the SEC by Public and Superholdings, on behalf of Superholdings, in connection with the issuance by Superholdings of shares of Superholdings Stock in the Reorganization (the "Form S-4") a proxy statement (the "Proxy Statement"), in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations under the Exchange Act, with respect to the Reorganization, it being understood that Public and Superholdings may, in their sole discretion, include in the S-4 any shares of Superholdings Stock to be issued pursuant to any Sister Agreements and may include in the Proxy Statement any matters to be voted upon pursuant to any Sister Agreement. Public, Superholdings and LLC Holdings shall cooperate with each other in the preparation of the Proxy Statement. Public, Superholdings and LLC Holdings shall use reasonable best efforts to respond promptly to any comments made by the SEC with respect to theProxy Statement and to cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after the filing thereof with the SEC. Public and Superholdings shall use reasonable best efforts to cause the Proxy Statement to be mailed to the members of LLC Holdings (if applicable) and the Public stockholders, as determined by Public, at the earliest practicable date after the Form S-4 is declared effective by the SEC. The LLC Parties shall as promptly as practicable provide any information reasonably requested by Public or Superholdings or their respective counsel in connection with the preparation of the Proxy Statement and the S-4 and any amendments or supplements thereto.


     (c) Form S-1. If the shares of Superholdings Stock to be received by the members in the Reorganization are not registered on the Form S-4, then Public, Superholdings and LLC shall jointly prepare a registration statement on Form S-1 (or other appropriate form) to be filed with the SEC by Superholdings by July 31, 2001 in connection with the resale by the members of the shares of Superholdings Stock the LLC Parties receive pursuant to the terms of the Reorganization (the "Form S-1") in accordance with the Securities Act, it being understood that Public and Superholdings may, in their sole discretion, include in the Form S-1 any shares of Superholdings Stock issued pursuant to any Sister Agreement and not registered on the Form S-4. Public, Superholdings and LLC shall use reasonable best efforts to respond promptly to any comments made by the SEC with respect to the Form S-1 and to cause the Form S-1 to be declared effective under the Securities Act by October 1, 2001, or as promptly thereafter as practicable. If a Form S-1 is declared effective under the Securities Act, then Superholdings shall use reasonable best efforts to prepare and file such amendments and supplements to the Form S-1 and the prospectus used in connection therewith as may be necessary to keep the Form S-1 effective for a period of not less than one year from the later of the first day that the Form S-1 is declared effective or October 1, 2001; provided, however, that if the Superholdings Stock that the LLC Parties receive pursuant to the Reorganization becomes freely tradeable pursuant to Rule 144(k) of the Securities Act prior to the termination of the effective period, then Superholdings shall have no further obligation to keep the Form S-1 effective; provided, further, that, if in connection with a Sister Agreement, Superholdings agrees to registration rights of Superholdings Stock that are more beneficial than the registration rights contained herein, then the Members may substitute in their entirety the more beneficial registration rights for the registration rights in this Section 4.2(c). If the shares of Superholdings Stock to be received by the members in the Reorganization are registered on the Form S-4, then Public and Superholdings may satisfy their obligations under this Section 4.2(c) by filing a post-effective amendment to the Form S-4 in lieu of filing the Form S-1.

     (d) Public's and Superholdings' Actions. Public and Superholdings shall, as promptly as practicable, take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Superholdings Stock in connection with the Parent Merger, and LLC and LLC Holdings shall furnish all information concerning LLC, LLC Holdings and the Members as may be reasonably requested in connection with any such action. Public and Superholdings shall keep the LLC Parties advised of the status of any actions taken under any applicable state securities laws.


     4.3 Accountants' Letters.


     (a) From LLC Holdings. LLC Holdings shall use its reasonable best efforts to cause to be delivered to Public and Superholdings a letter of Melman, Alton & Co., the LLC Parties' independent certified public accountants, dated a date within two business days before the date on which the Form S-4 or Form S-1 shall become effective, and a letter of Melman, Alton & Co. dated a date within two business days before the Closing Date, each addressed to Public and Superholdings, in form and substance reasonably satisfactory to Public and Superholdings and customary in scope and substance for letters delivered by independent accountants in connection with similar such registration statements and permitting the use of the accountant's report in subsequent filings by Public or Superholdings under the Securities Act or Exchange Act.

     The LLC Parties shall use their reasonable efforts to cause to be delivered to Public and Superholdings a letter of Melman, Alton & Co. consenting to the inclusion of its report on LLC's audited financial statements in the Form S-4 and the Form S-1 and any other filings required by the Securities Act or Exchange Act.

     (b) From Public and Superholdings. Public and Superholdings shall each use its reasonable best efforts to cause to be delivered to LLC Holdings a letter of PricewaterhouseCoopers, LLP, Public's and Superholdings' independent certified public accountants, dated a date within two business days before the date on which the Form S-4 or Form S-1 registering shares of Superholdings Stock received by the Members of LLC Holdings, or anyamendment, shall become effective, or any supplement is filed, and a letter of PricewaterhouseCoopers, LLP, dated a date within two business days before the Closing Date, each addressed to LLC Holdings and the Members and customary in scope and substance for letters delivered by independent public accountants in connection with similar such registration statements.


     4.4 Public Stockholders Meeting. Public shall take all action necessary, in accordance with the DGCL, the Exchange Act and other applicable law and its certificate of incorporation and bylaws, to convene and hold a special meeting of the stockholders of Public (the "Public Stockholders Meeting") as promptly as practicable after the date hereof for the purpose of considering and voting upon the Subsidiary Merger Agreement and the issuance of shares of Superholdings Stock pursuant to the Parent Merger.


     4.5 Votes and Recommendations. The Board of Directors of Public shall (a) recommend that the stockholders of Public vote in favor of the adoption of the Subsidiary Merger Agreement and the issuance of shares of Superholdings Stock pursuant to this Agreement at the Public Stockholders Meetings, (b) cause such recommendation to be included in the Proxy Statement, (c) solicit proxies in favor of the adoption of the Subsidiary Merger Agreement and the issuance of shares of Superholdings Stock pursuant to this Agreement and (d) use reasonable best efforts to obtain the required votes of the stockholders of Public.

     4.6 LLC Members Meeting; LLC Holdings. If requested by Public, LLC and LLC Holdings shall take all action necessary, in accordance with the Missouri Limited Liability Company Act, the Exchange Act, other applicable law and its organizational documents, to convene and hold a special meeting of the members of LLC and LLC Holdings (the "Members Meeting") as promptly as practicable after the date hereof for the purpose of considering and voting upon this Agreement and to solicit proxies pursuant to the Proxy Statement in connection therewith. The Boards of Managers of LLC and LLC Holdings shall (a) recommend that the holders of the Members' Interests vote in favor of the adoption of this Agreement at the Members Meeting, (b) cause such recommendation to be included in the Proxy Statement, (c) solicit proxies in favor of the adoption of this Agreement and (d) use reasonable best efforts to obtain the Members Required Vote.


     4.7 Public Announcements. The LLC Parties shall not issue any press release with respect to the transactions contemplated hereby. Public, Superholdings and Merger Sub may issue press releases with respect to the transactions contemplated hereby but, if practicable, shall allow LLC to review, and shall consult with LLC before issuing, any press release.

     4.8 No Solicitation; Acquisition Proposals.


     (a) No Solicitation. During the period from and including the date of this Agreement to and including the Effective Time, the LLC Parties shall not, and shall not authorize or permit any Subsidiary, or any of its or their Affiliates, officers, directors, employees, agents or representatives (including without limitation any investment banker, financial advisor, attorney or accountant retained by the LLC Parties or any Subsidiary), to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries, any expression of interest or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal.

     (b) Approval. During the period from and including the date of this Agreement to and including the Effective Time, neither the Board of Managers of LLC or LLC Holdings nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Public, Superholdings or Merger Sub, the approval or recommendation of this Agreement or the transactions contemplated hereby.

     (c) Voting Agreement. Not later than August 7, 2000, the Members shall approve this Agreement. If requested by Public, the Members shall from time to time (i) vote, or consent, their Members' Interests in favor of the Parent Merger and against any Acquisition Proposal whether or not at a members meeting, (ii) take all reasonable actions in support of or to consummate as promptly as practicable the transactions contemplated hereby,
   (iii) take no action that will impede or impair the consummation of the transactions contemplated hereby, (iv) not grant to any other person or entity a proxy or other right to vote any Members' Interests, (v) not transfer or dispose of or agree to transfer or dispose of any Members' Interests and (vi) not exercise dissenters', appraisal or other rights to receive cash or other consideration instead of Superholdings Stock.

     In conjunction with the approval of this Agreement by LLC and its members, the Members shall cause LLC Holdings to (i) be formed, (ii) issue one unit of Members' Interests in LLC Holdings in exchange for one unit of Members' Interests in LLC, (iii) approve this Agreement and (iv) obtain its members' approval of this Agreement.

     (d) Acquisition Proposal. For purposes of this Agreement, "Acquisition Proposal" means an inquiry, offer, proposal or other indication of interest regarding any of the following (other than the transactions provided for in this Agreement) involving LLC or LLC Holdings: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of LLC or LLC Holdings and its Subsidiaries, taken as a whole, or any substantial portion of its assets or business, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for any of the outstanding Members' Interests or the filing of a registration statement under the Securities Act in connection therewith;
   (iv) issuance of any Members' Interests; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.


     4.9 Leases. Superholdings and the Members, through one or more entities controlled by them, shall use their reasonable best good faith efforts to, within two weeks after the date hereof, enter into leases (the "Leases") by LLC of the assets described on the Disclosure Schedule to this Section, which shall include, among other things, the St. Louis office and certain of the assets transferred to the Members pursuant to Section 4.16 (Asset Transfers). The Leases shall provide that LLC will pay $1,400 per month for the initial terms of the Leases for towers within the LLC footprint as of June 30, 2000, with such tower rents commencing on the Sprint network ready date, will provide a return based on dollars invested in the switch and retail locations that is consistent with comparable lease rates within the respective markets (which will be on a triple-net basis if leases in the market are triple-net leases) and shall otherwise be on terms reasonably satisfactory to Superholdings that are similar to other comparable leases to which either Public or LLC are parties with nonaffiliates; provided, however, that the failure to enter into the Leases, for any reason, shall not be a breach of this Agreement.

     4.10 Affiliates and Certain Members. If requested by Public, prior to the Closing Date, LLC shall deliver to Public and Superholdings a letter identifying all persons who are, at the time the Parent Merger is submitted for approval to the members of LLC or LLC Holdings, "affiliates" of LLC or LLC Holdings for purposes of Rule 145 under the Securities Act. If requested by Public, on or prior to the Closing Date, LLC shall cause each such person to deliver to Public and Superholdings a written agreement (an "Affiliate Letter"). The certificates representing Superholdings Stock received by such affiliates in the Parent Merger shall bear a customary legend regarding applicable Securities Act restrictions.

     4.11 Pooling of Interests. If requested by Public or Superholdings, the parties shall use their reasonable best efforts to cause the Reorganization to be accounted for as a pooling of interests under

Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and to cause such accounting treatment to be accepted by each of the parties' independent certified public accountants and by the SEC. None of the parties shall knowingly take any action that would cause such accounting treatment to be unattainable.

     4.12 Employment Agreements. Each party shall use his or its reasonable best efforts to cause Superholdings or any of its Subsidiaries and each of Randy Talley and Suzanne Mears to execute and deliver at Closing an employment agreement (collectively, the "Employment Agreements"), reasonably acceptable to Superholdings; provided, however, that the failure to enter into any Employment Agreement, for any reason, shall not be a breach of this Agreement. The Employment Agreements will provide, among other things, that the employees will be eligible for compensation, benefits, and stock options under Superholdings' guidelines and policies, which shall be substantially identical to Public's guidelines and policies existing on the date hereof for similarly situated employees. Benefits will include Superholdings' matching of the employees' contributions under Superholdings' 401(k) plan, if applicable, and consistent with Superholdings' employment practices. Benefits for each employee will also include credit for eligibility and vesting purposes for all past services of such employee with LLC.

     4.13 Consulting Agreements. Superholdings, or Public, as applicable, and the Members shall use their reasonable best efforts to enter into, and shall use their reasonable best efforts to cause the Members and Kay Gabbert ("K.G."). to enter into, five-year consulting agreements (collectively, the "Consulting Agreements") reasonably acceptable to Superholdings, or Public, as applicable; provided, however, that the failure to enter into any Consulting Agreement, for any reason, shall not be a breach of this Agreement. The Members' Consulting Agreements will be with Public and will provide, among other things, that the Members will each receive annual compensation of $125,000, to be paid monthly, and will be reimbursed for reasonable, approved expenses incurred by them while conducting business for Superholdings. K.G.'s Consulting Agreement will be with Public and will provide, among other things, that it will be effective as of July 1, 2000, that she will receive monthly compensation of $1,000, and that she will receive options for 40,000 shares of Public common stock vesting over five years (beginning with July 1, 2000) at an exercise price of 90% of the market value of Public common stock on July 1, 2000. At the Closing, Superholdings shall offer K. G. a five-year consulting agreement with annual compensation of $100,000 payable monthly.

     4.14 Reissuance of LLC Audited Financial Statements. The LLC Parties shall cause LLC's and LLC Holdings' audited financial statements that are required to be included in the Form S-1 and, if necessary, Form S-4, to be reissued in accordance with GAAP and in a form reasonably acceptable to Superholdings.


     4.15 Master Lease Agreement. Superholdings and the Members through one or more entities controlled by them shall use their reasonable best good faith efforts to enter into a master lease agreement (the "Master Lease Agreement") reasonably acceptable to Superholdings providing for the first right to negotiate tower space leases on a "build-to-suit" basis within Superholdings' present and future territory with terms similar to Public's current leases for towers. The Master Lease Agreement will provide, among other things, that (i) the Master Lease Agreement will have a five-year term, will not terminate during that term if Superholdings retains its Sprint PCS affiliation, and will be subject to five-year extensions if agreed by all parties thereto, (ii) the Master Lease Agreement will be subject to performance criteria, (iii) Public is currently a party to contracts for certain tower space and that, to prevent a violation of existing contracts, new contracts with the Members will have to be negotiated after the Phase I build-out under the existing contracts is complete and (iv) the Master Lease Agreement will extend to any acquisitions by Superholdings. The Master Lease Agreement will also provide that from time to time as Superholdings determines that it requires additional tower sites, it will notify Tower Company and provide Tower Company with information concerning the proposed locations of such sites, the technical requirements and any available search rings. After Tower Company has been provided with such information, Superholdings shall grant Tower Company the exclusive right for a period of 30 days to negotiate with Superholdings for Tower Company to provide such tower sites. Superholdings agrees that during such 30-day period it will negotiate with Tower Company in good faith for Tower Company to provide such tower sites. After such 30 day period, Superholdings may obtain such tower sites from third parties; provided, that, if Superholdings has not entered into an agreement to obtain such tower sites within 12 months after such notice to Tower Company, Superholdings shall again comply with the foregoing notice and negotiation procedure. Superholdings and the Members shall use their reasonable best efforts to agree upon the final form of the Master Lease Agreement within two weeks of the date of this Agreement.

     4.16 Asset Transfers. Prior to the Closing Date, LLC shall transfer to the Members or, at the election of the Members, Tower Company or other entities controlled by them the assets listed on the Disclosure Schedule to this Section 4.16, which shall consist, among other things, of certain real estate, towers, Nortel base stations, and retail store sites that were funded directly or indirectly with capital contributions by the Members. The total fair market value of the assets transferred plus the cash received by the Members pursuant to Section 1.2 (a)(ii) (Cash) hereof shall not exceed $12,000,000 or such other amount equal to the Members' actual capital investment that the parties shall agree upon, and the maximum amount of cash shall not exceed $4,000,000. If any assets of LLC or LLC Holdings other than those listed on the Disclosure Schedule to this Section 4.16 are transferred to the members or Tower Company, then the aggregate cost of such assets shall be deducted from the amount of cash to be received by the Members pursuant to Section 1.2(a)(ii) (Cash) hereof.

     Upon execution of this Agreement or as soon thereafter as practicable, LLC shall submit to Public a proposed fair market value of the transferred assets. If the parties cannot agree on the fair market value of the transferred assets within 30 days of the date hereof, then the fair market value will be determined by an independent third party appraiser selected by Public and subject to LLC's approval (which approval shall not be unreasonably withheld). Public shall bear the cost of such appraisal, unless the value determined by the appraiser is more than 10% greater than the value originally proposed by LLC, whereupon LLC shall bear such costs.

     4.17 Joint Venture Development Agreement. Superholdings and the Members or an entity controlled by them will use their reasonable best good faith efforts to enter into a joint venture development agreement (the "Joint Venture Development Agreement") reasonably acceptable to Superholdings providing for the formation of international joint ventures on a non-exclusive basis. The Joint Venture Development Agreement will provide, among other things, that (i) entry by Superholdings into any specific joint venture will be conditioned upon and subject to Superholdings' approval of a business plan for the joint venture, (ii) Superholdings will finance all costs of any joint venture into which it enters and (iii) each joint venture will be owned 50% by the Members and 50% by Superholdings, provided that Superholdings will be the manager of the joint venture.

     4.18 Resale Agreement. Superholdings and its subsidiaries and the Members or an entity controlled by them will use their reasonable best good faith efforts to enter into a resale agreement (the "Resale Agreement") reasonably acceptable to Superholdings and its subsidiaries permitting the Members or their controlled entities to buy air time at a discount for resale on a basis no less favorable than any other similar agreement Superholdings may have; provided, however, that the failure to enter into any Resale Agreement, for any reason, shall not be a breach of this Agreement.

     4.19 Stock Options. At the Closing Superholdings will cause stock options to purchase a total of 75,000 shares of Superholdings Common Stock to be issued to the employees and consultants of LLC listed on a list to be provided by the Members prior to Closing with an exercise price of 90% of the market value of Superholdings common stock on the date of grant and other terms as specified on such list.

     4.20 Other Assets. Prior to the Closing LLC will assign to the Members LLC's FCC F Block licenses, the contract rights LLC has to the Cause of Action described on the Schedule to this Section 4.20 (the "Cause of Action") and all Proceedings. The Members will be entitled to all damages recovered with respect to the Cause of Action and the Proceedings and will assume all liabilities and obligations with respect to the Cause of Action and the Proceedings, including the costs and liabilities with respect to any counterclaims filed with respect to the Cause of Action or the Proceedings. After the Closing, Superholdings shall cooperate with the Members in the prosecution of the Cause of Action by making employees available as witnesses and providing documents, provided that the Members shall bear all expenses related thereto.

     4.21 Fee for Consent of Senior Lender. If the Closing fails to occur due to a Breach by one or more of the LLC Parties, then Superholdings, Public and Merger Sub shall be entitled to receive from the LLC Parties in addition to any other remedies pursuant to this Agreement, at law or in equity, an amount equal to the consent fee paid under the Credit Agreement to obtain consent to the Parent Merger. If the Closing fails to occur due to a Breach by Superholdings, Public or Merger Sub, then Section 10.2 (e) (Termination Fee) shall apply. If the Closing fails to occur for any other reason, then each of the LLC Parties, on one hand, and Superholdings, Public and Merger Sub, on the other, shall be entitled to receive an amount equal to one half of the consent fee paid under the Credit Agreement to obtain consent to the Parent Merger.

     4.22 Sprint Payments by Members. The Members shall pay when due all penalties owed to Sprint pursuant to Addendum VII to the Sprint Management Agreement except as provided in Section 4.23 (Superholdings Sprint Payments).

     4.23 Superholdings Sprint Payments. At the Closing, Superholdings shall make the following payments to Sprint:


     (a) if the date of a Hard Launch or the actual Full Buildout Date in any A Market or B Market (as such terms are defined in the Sprint Management Agreement) is on or after the 6th day and on or before the 60th day after the Contractual Launch Date or the Full Buildout Date as set forth in
   Exhibit 2.1 to Addendum VII (as such terms are defined in the Sprint Management Agreement), respectively, Superholdings shall deliver to Sprint either (1) the number of shares of Superholdings Stock equal to the product of (i) the number of shares of Superholdings Stock LLC owes Sprint pursuant to Addendum VII multiplied by (ii) 0.25; or (2) an amount of cash equal to the product of (i) the cash amount LLC owes Spring pursuant to Addendum VII multiplied by (ii) 0.25;

     (b) if the date of a Hard Launch or the actual Full Buildout Date in any A Market or B Market is on or after the 61st day and on or before the 120th day after the Contractual Launch Date or the Full Buildout Date as set forth in Exhibit 2.1 to Addendum VII, respectively, Superholdings shall deliver to Sprint either (1) the number of shares of Superholdings Stock equal to the product of (i) the number of shares of Superholdings Stock LLC owes Sprint pursuant to Addendum VII multiplied by (ii) 0.5; or (2) an amount of cash equal to the product of (i) the cash amount LLC owes Sprint pursuant to Addendum VII multiplied by (ii) 0.5; and

     (c) if the date of a Hard Launch or the actual Full Buildout Date in any A Market or B Market is after the 120th day after the Contractual Launch Date or the Full Buildout Date as set forth in Exhibit 2.1 to Addendum VII, respectively, Superholdings shall deliver to Sprint either (1) the number of shares of Superholdings Stock LLC owes Sprint pursuant to Addendum VII; or (2) the cash amount LLC owes Sprint pursuant to Addendum VII.


     4.24 Legends. The Members consent to the placement of a legend on the shares of Superholdings Stock to be issued to each of the LLC Parties in the Reorganization, which legend shall be substantially as follows:

   "THESE SECURITIES ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE DISTRIBUTED FOR VALUE, NOR MAY THESE SECURITIES BE TRANSFERRED ON THE BOOKS OF SUPERHOLDINGS, IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUPERHOLDINGS HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, SATISFACTORY TO SUPERHOLDINGS AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

     4.25 Directors. At the Effective Time, M.R. and S.R. shall be appointed to the Superholdings Board of Directors at the Closing Date as class III and class II directors, respectively, with M.R. nominated to serve as vice-chairman of the Board. Class II directors of Superholdings will stand for election at the annual meeting of Superholdings stockholders to be held in 2002. Class III directors of Superholdings will stand for election at the annual meeting of Superholdings stockholders to be held in 2003.

                                    ARTICLE 5

                                   TERMINATION

     5.1 Reasons for Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Public, Superholdings or Merger Sub or by the members of the LLC or LLC Holdings, only by following the termination procedures set forth in this Article, for the following reasons:


     (a) By Mutual Consent. By the mutual written consent of Public, Superholdings, LLC and LLC Holdings, duly authorized by the Boards of Directors of Public, Superholdings and by LLC's and LLC Holdings' Board of Managers.

     (b) By Public or Superholdings. By Public or Superholdings after compliance with the procedure set forth in this Article 5, if (i) any of the LLC Parties' representations or warranties contained herein is or becomes or, when executed any Related Agreement would be, untrue or incorrect in any respect, except as will not constitute an LLC Material Adverse Change, (ii) any of the LLC Parties fails to perform any of his, her or its covenants or agreements contained herein, or would be in breach of his or its covenants upon execution of any Related Agreement, in any respect, except as will not constitute an LLC Material Adverse Change, or
   (iii) any of Public's, Superholdings' or Merger Sub's conditions to the consummation of the transactions provided for herein shall have become impossible to satisfy. Notwithstanding the foregoing, Public or Superholdings may only terminate this Agreement pursuant to clauses (i) or
   (ii) above even though an LLC Material Adverse Change has occurred, if the LLC Material Adverse Change (A) occurred on or prior to the date of this Agreement, (B) was caused after the date of this Agreement by the actions of the Members, the Board of Managers of LLC or LLC Holdings, or any agent of LLC or LLC Holdings, which agent is not under the supervision of Public or any of its Affiliates pursuant to the Services Agreement or (C) was caused by the failure of any of the persons identified in clause (B) to take actions that (x) would be taken in the ordinary course of LLC's and LLC Holdings' business in the exercise of reasonable judgment and (y) have not been delegated to Public under the Services Agreement.

     (c) By LLC. By LLC, after compliance with the procedure set forth in this
   Article 5, if (i) any of Public's, Superholdings' or Merger Sub's representations or warranties contained herein is or becomes or, when executed any Related Agreement would be, untrue or incorrect in any material respect, except as will not constitute a Public Material Adverse Change, (ii) Public, Superholdings or Merger Sub fails to perform its covenants or agreements contained herein, or would be in breach of its respective covenants upon execution of any Related Agreement, in any respect, except as will not have a Public Material Adverse Change at or after the Closing, or (iii) any of LLC's conditions to the consummation of the transactions provided for herein shall become impossible to satisfy.

     (d) Drop Dead Date. By any of Public, Superholdings or the LLC if the Effective Time shall not have occurred on or before March 31, 2001 (the "Termination Date"), otherwise than as a result of any material breach of any provision of this Agreement by the party seeking to effect such termination; provided, however, that the Termination Date shall be extended by the number of days, if any, to cure any curable matter that is the subject of a notice under Section 5.3 (Public and Superholdings Termination Procedure) or Section 5.4 (LLC's Termination Procedure).

     (e) Prohibition of the Reorganization. By any of Public, Superholdings or LLC if any federal or state court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Reorganization and such order, decree, ruling or other action shall have become final and non-appealable, provided that neither party may terminate this Agreement pursuant to this Section 5.1(e) if it has not complied with its obligations under Section 4.1(a) (Joint Responsibilities).


   provided, however, except pursuant to Section 5.1(d) (Drop Dead Date), the right to terminate this Agreement under this Section 5.1 shall not be available to any party (i) that is in material breach of its obligations hereunder or (ii) whose failure to fulfill its obligations or to comply withits covenants under this Agreement has been the cause of, or resulted in, the failure to satisfy any condition to the obligations of either party hereunder.

     5.2 Notice of Problems. Each party will promptly give written notice to the other parties when any of them becomes aware of the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any fact or event that would cause or constitute, or would be likely to cause or constitute (i) any of its representations or warranties contained herein being or becoming untrue or incorrect, (ii) its failure to perform any of its covenants or agreements contained herein or (iii) any of its Delegated Conditions, or any condition to the obligation of the parties contained in
Section 3.1 (Joint Conditions), being or becoming impossible to satisfy.

     No such notice shall affect the representations, warranties, covenants, agreements or conditions of the parties hereunder, or prevent any party from relying on the representations and warranties contained herein.

     5.3 Public and Superholdings Termination Procedure. If, pursuant to the Services Agreement, the chief financial officer of Public becomes aware of circumstances that lead him to conclude that the LLC Parties are in Breach of this Agreement or any Related Agreement, then the chief financial officer shall deliver a notice to the LLC Parties of such Breach, specifying the factual basis therefor in reasonable detail. Furthermore, if Public or Superholdings discovers, by reason of a notice given pursuant hereto or otherwise, circumstances that would give it the right to terminate this Agreement pursuant to Section 5.1(b) (By Public or Superholdings) (other than pursuant to clause
(iv) thereof), then Public or Superholdings may deliver a notice to the LLC Parties of such circumstances, specifying the factual basis therefor in reasonable detail. The LLC Parties shall have the right to cure any such matter within 20 business days following the date of delivery of such notice. If such circumstances create a termination right pursuant to clauses (i), (ii), or
(iii) of Section 5.1(b) (By Public or Superholdings), then after such notice and the LLC Parties' failure to cure, either of Public or Superholdings may terminate this Agreement by giving a notice of termination to the LLC Parties. If the circumstance described in clause (iv) of Section 5.1(b) (By Public or Superholdings) occurs, Public or Superholdings may terminate this Agreement by giving written notice of termination to the LLC Parties.

     5.4 LLC's Termination Procedure. If LLC discovers by reason of a notice given pursuant hereto or otherwise, circumstances that would give it the right to terminate this Agreement pursuant to Section 5.1(c) (By LLC), then LLC shall deliver a notice to Public, Superholdings and Merger Sub of such circumstances, specifying the factual basis therefor in reasonable detail. Public, Superholdings and Merger Sub shall have the right to cure any such matter within 20 business days following the date of delivery of such notice. Upon such notice and upon Public's, Superholdings' or Merger Sub's failure to cure, LLC may terminate this Agreement by giving a notice of termination to Public, Superholdings and Merger Sub.

     5.5 Effect of Termination. Upon termination hereof pursuant to this
Article 5, no party shall have any liability or continuing obligation to another party arising out of this Agreement, or out of actions taken in connection herewith, except that Article 10 (Indemnification) and Article 11 (Miscellaneous) shall survive termination hereof. Notwithstanding the foregoing, termination hereof shall not relieve any party from its liability for (i) the failure, prior to termination, of such party to perform or comply with its covenants or agreements or (ii) the representations or warranties made by such party being untrue or incorrect when made. In addition to the foregoing, (a) if LLC terminates this Agreement because the issuance of the shares of Superholdings Stock pursuant to the Parent Merger or the adoption of the Subsidiary Merger Agreement shall not have been adopted by the holders of the requisite number of shares of capital stock of Public (including, without limitation, pursuant to Section 4.4 (Public Stockholders Meeting)) in the manner required pursuant to Public's certificate of incorporation and bylaws, the DGCL, or the rules of The Nasdaq Stock Market, as applicable, or other applicable law, when all other conditions to Closing are satisfied or waived, then Public shall pay a termination fee of $7.5 million to the LLC Parties, and
(b) if Public terminates this Agreement because it was not adopted by the requisite number of members interests of LLC Holdings (including, without limitation, pursuant to Section 4.6 (LLC Members Meeting; LLC Holdings)) in the manner required pursuant to LLC Holdings' organizational documents, the Missouri Limited Liability Company Act and other applicable law, if such approval is necessary, when all other conditions to Closing are satisfied or waived, then the LLC Parties shall pay a termination fee of $7.5 million to Public.

                                    ARTICLE 6

              REPRESENTATIONS AND WARRANTIES OF LLC AND THE MEMBERS

     In this Article 6, LLC, LLC Holdings and the Subsidiaries are referred to collectively as the "Companies." The Companies (solely prior to Closing and with the understanding that the representations and warranties by or concerning LLC Holdings shall become effective on the date LLC Holdings enters into this Agreement) and the Members, jointly and severally, represent and warrant to Public, Superholdings and Merger Sub that except as set specifically forth on the Disclosure Schedules (which exceptions shall relate only to the Sections specifically identified in such Disclosure Schedules):

   6.1 LLC; Entry Into Agreements.


     (a) Organization and Good Standing. Each of the Companies is a limited liability company duly organized and validly existing under the laws of the State of Missouri and is in good standing under such laws. Each of the Companies has all requisite power and authority to own, lease and operate all properties and assets owned or leased by it and to conduct its business as previously and currently conducted by it. Each of the Companies is qualified to do business and is in good standing in each jurisdiction in which it is required to be so qualified, except where the lack of such qualification would not have a material adverse effect on such Company. The Disclosure Schedule to this Section 6.1(a) lists all jurisdictions in which any Company is qualified to do business as a foreign corporation and indicates which of the Companies is so qualified in each such jurisdiction.

     (b) Validity and Authorization; Power and Authority. Each of the Companies has full power and authority to consummate the Parent Merger and to execute, deliver and perform this Agreement, the Related Agreements and the other instruments called for hereby or thereby to which it is a party.

     The only vote of the holders (the "Members Required Vote") of the Members' Interests that is necessary to approve this Agreement, the Related Agreements, the Parent Merger, and the transactions contemplated hereby is the affirmative vote of the holders of 100% of the Members' Interests. No other action by the LLC Parties is necessary to approve this Agreement, the Related Agreements, the Parent Merger, and the transactions contemplated hereby or thereby.

     This Agreement, the Related Agreements and the other instruments called for hereby or thereby to which it is a party have been duly authorized, executed and delivered by each of the Companies and upon obtaining the Members Required Vote, will constitute (or, in the case of Related Agreements or instruments called for hereby or thereby, to be executed by such Company at or before the Closing, upon execution will constitute) the legal, valid and binding obligation of such Company, enforceable against such Company in accordance with its terms.

     The Members have full requisite power and authority (or if natural persons, capacity) to execute, deliver and perform this Agreement, the Related Agreements and the other instruments called for hereby or thereby to which the Members are a party. This Agreement has been duly executed and delivered by the Members and constitutes (or, in the case of Related Agreements or instruments called for hereby, to be executed by the Members at or before the Closing, will constitute) the legal, valid and binding obligation of the Members, enforceable against the Members in accordance with its terms. The Disclosure Schedule to this Section 6.1(b) sets forth
   (i) the identity of all of the Members and (ii) their respective ownership of units of Members' Interests, including fully-paid units and subscribed, but unpaid, units.

     The consent or vote of the Members in favor of the transactions contemplated by this Agreement and the Related Agreements was or will be duly obtained pursuant to the organizational documents of LLC and LLC Holdings and all applicable state law.

     (c) Subsidiaries. Except as set forth in the Disclosure Schedule to this
   Section 6.1(c), no Company owns a majority of the capital stock or other equity interests entitled to vote generally in the election of the board of directors, board of managers, general partners or similar governing body of, directly or indirectly, any other corporation, partnership, association or other business entity and no Company is a party to any agreement relating to the acquisition or disposition of such an interest (such scheduled entities, the "Subsidiaries").

     The Subsidiaries are duly organized and validly existing under the laws of their states of organization and are in good standing under such laws. The Subsidiaries have all requisite power and authority to own, lease and operate all properties and assets owned or leased by them and to conduct their business as previously and currently conducted by them. The Subsidiaries are qualified to do business and are in good standing in each jurisdiction in which they are required to be so qualified, except where the lack of such qualification would not have a material adverse effect on the Subsidiaries. The Disclosure Schedule to this Section 6.1(c) lists all jurisdictions in which the Subsidiaries are respectively qualified to do business as a foreign entity.

     LLC has good, valid and marketable title to all of the issued and outstanding equity interests of each of the Subsidiaries, free and clear of any Liens.

     (d) No Conflict. Except as set forth in the Disclosure Schedule to this
   Section 6.1(d), neither the execution, delivery or performance of this Agreement or the Related Agreements, nor the consummation of the Parent Merger or the transactions contemplated hereby or thereby will (i) result in any violation of the terms of, (ii) contravene or conflict with, (iii) accelerate the performance of the obligations required under, (iv) constitute a default under, (v) give any right of termination or cancellation under, (vi) give any right to make any change in any of the liabilities or obligations under, the certificate of incorporation or similar organizational documents, bylaws, regulations or operating agreement of any Company, as appropriate, any Order, or any agreement, contract, note, bond, debenture, indenture, mortgage, deed of trust, lease, license, judgment, decree, order, law, rule or regulation or other restriction applicable to any Company or any Member or to which any Company or any Member is a party or by which any Company or any Member or their respective property or assets are bound or affected or (vii) result in a material adverse effect on any Company. Neither the execution, delivery and performance of this Agreement or the Related Agreements, nor the consummation of the transactions contemplated hereby or thereby will result in the creation of any Lien upon any of the properties or assets of any Company or the Members' Interests. No Member shall have the right to assert dissenters' or appraisal rights under applicable state law or otherwise have the right to demand cash or other payment for Members' Interests in the Parent Merger, other than the consideration provided in Section 1.2 (Terms of the Merger).

     (e) LLC Parties Consents Required. The Disclosure Schedule to this
   Section 6.1(e) lists all material consents, approvals or authorizations of third parties required in connection with each party's (other than Public's, Superholdings' and Merger Sub's) valid execution, delivery or performance of this Agreement and the Related Agreements or the consummation of the Parent Merger or the Subsidiary Merger or any of the transactions contemplated hereby or thereby on the part of any of them (collectively, the "LLC Parties Consents"), including but not limited to the consents required under the Contracts and consents required in connection with the Approvals to be obtained by the LLC Parties and Licenses. The Members have taken, or on or prior to Closing the Members shall have taken, all other limited liability company actions necessary for the consummation by the Companies of the transactions contemplated by this Agreement and the Related Agreements.

     (f) State Takeover Statutes. No state takeover statute is applicable to any Company in connection with this Agreement, the Parent Merger or the other transactions contemplated hereby.


   6.2 Financial Information.


     (a) Financial Statements; Books and Records. Included in the Disclosure Schedule to this Section 6.2(a) are true and correct copies of (i) the audited consolidated balance sheets for LLC and the Subsidiaries at December 31, 1999 and the related statement of profit and loss and cash flows for the periods then ended, (ii) the unaudited consolidated balance sheet for the Subsidiaries at March 31, 2000 and the related statement of profit and loss for the three-month period then ended prepared internally by LLC and (iii) when delivered pursuant hereto, similar financial statements for each additional month ending after the date hereof (collectively, the "LLC Financial Statements").

     The LLC Financial Statements fairly present the financial position of LLC and the Subsidiaries as of the dates thereof and the results of LLC's and the Subsidiaries' operations and cash flows for the periods then ended, in accordance with GAAP, except for the variances from GAAP set forth in the notes to the LLC Financial Statements, subject, in the case of the LLC Financial Statements listed in items (ii) and (iii) of the immediately-preceding paragraph, to normal recurring period-end adjustments and absence of notes and a statement of cash flows. LLC maintains a standard system of accounting, including without limitation internal controls, established and administered in accordance with GAAP, except for the variances from GAAP set forth in the notes to the LLC Financial Statements.


     LLC's books and records (including without limitation all financial records, business records, minute books, ownership transfer records, customers lists, referral source lists and records pertaining to services or products delivered to customers) (i) are complete and correct in all material respects and all transactions to which LLC is or has been a party are accurately reflected therein, (ii) reflect all discounts, returns and allowances granted by LLC with respect to the periods covered thereby,
   (iii) have been maintained in accordance with customary and sound business practices in LLC's industry, (iv) form the basis for the LLC Financial Statements and (v) accurately reflect the assets, liabilities, financial position, results of operations and cash flows of LLC. LLC's management information systems are adequate for the preservation of relevant information and the preparation of accurate reports.

     "GAAP" shall mean those generally accepted accounting principles and practices which are used in the United States and recognized as such by the American Institute of Certified Public Accountants acting through its Accounting Principles Board or by the Financial Accounting Standards Board or through other appropriate boards or committees thereof and which are consistently applied for all periods, so as to properly reflect the financial position, results of operations and operating cash flow on a consolidated basis of the party, except that any accounting principle or practice required to be changed by the Accounting Principles Board or Financial Accounting Standards Board (or other appropriate board or committee) in order to continue as a generally accepted accounting principle or practice may be so changed for periods for which such change is applicable.

     (b) Conduct of Business. Except as specifically contemplated herein, since March 31, 2000, no Company has (i) changed its authorized or issued members' interests; granted any option or right to purchase members' interests; issued any security convertible into members' interests; granted any registration rights; purchased, redeemed, retired or otherwise acquired any members' interests; or declared or paid any distribution or payment in respect of members' interests; (ii) amended its organizational documents or regulations or operating agreement; (iii) sold or transferred (other than in the ordinary course of business) any assets with a fair market value in excess of $50,000 individually, or $100,000 in the aggregate; (iv) mortgaged, pledged or subjected to any Lien or other encumbrance any assets; (v) except as set forth in the LLC Financial Statements, incurred or become subject to any debt, liability (including indemnification, guaranty and repurchase obligations) or lease obligation, other than current liabilities incurred in the ordinary course of business that do not exceed $50,000 individually, or $100,000 in the aggregate; (vi) incurred obligations or entered into contracts outside of the ordinary course of business or providing aggregate payments in excess of $100,000; (vii) suffered any damage, destruction or loss of any assets in the aggregate in excess of $100,000; (viii) experienced any equipment malfunction that materially interferes with the conduct of its business; (ix) waived or relinquished any rights or canceled or compromised any debt or claim owing to it, in either case without adequate consideration or not in the ordinary course of business, in excess of $100,000 in the aggregate; (x) made any change in its accounting methods or practices or increased any reserves for Taxes; (xi) made any material change in its billing and collection practices and procedures; (xii) paid any bonuses or made any increase in the compensation, commissions or benefits payable or to become payable to any of its officers, directors, employees, consultants or agents over the amounts paid or payable as of such date, or entered into or terminated any employment, consulting, deferred compensation, severance or bonus agreement with any of such parties, or made any loan, or commitment to loan, monies to any such parties, other than customary cash travel advances which do not exceed $100,000 in the aggregate at any time; (xiii) declared or made any dividend, payment or distribution to its or LLC's members other than ordinary employment compensation; (xiv) entered into any transaction with any of its or LLC's Affiliates (including without limitation by paying, distributing or transferring any funds or assets to the members of LLC, whether in their capacity as members of LLC or in any other capacity, other than the payment of employment compensation to members of LLC who are employees); (xv) made any capital expenditures except as set forth in the budget model attached as the Disclosure Schedule to this Section 6.2(b);
   (xvi) acquired any business or business operations or (xvii) agreed to do any of the foregoing.


     (c) No Material Adverse Effect. Except as contemplated by this Agreement, since the date of the most recent LLC Financial Statements delivered prior to the date hereof, each Company has conducted its business only in the ordinary course consistent with past practice and there has been no event or occurrence that has caused a material adverse effect on such Company other than (i) operating losses in the ordinary course of business, (ii) economic conditions affecting the U.S. economy generally or the telecommunications industry generally or (iii) delays in completing LLC's buildout for which LLC may incur a penalty under Addendum VII to the Sprint Management Agreement.

     (d) Projections. The forecasts and projections (the "Projections") attached as the Disclosure Schedule to this Section 6.2(d) have been prepared on the basis of the assumptions set forth therein and are arithmetically correct. As of the date of this Agreement, all of the estimates and assumptions upon which the Projections are based were and are believed by each Company to be reasonable, and no Company has reason to believe that the Projections or the assumptions underlying the Projections, taken as a whole, would be required to be revised negatively in any material respect.


   6.3 Members' Interests.


     (a) Capitalization. The authorized and issued and outstanding equity interests of each Company are as set forth in the Disclosure Schedule to this Section 6.3(a). There are no other equity interests of any Company either authorized or outstanding. All of the issued and outstanding units have been duly authorized and validly issued, are fully paid and nonassessable and are free and clear of any preemptive rights. No certificates have been issued to represent the Members' Interests or the equity interests of any Company. There are no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, any Company for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities. The Disclosure Schedule to this Section 6.3(a) identifies the holders of all of the equity interests of each Company.

     (b) Capitalization of LLC Holdings. Upon formation, the Members' Interests of LLC Holdings shall consist of 20,000 units. There will be no other equity interests of LLC Holdings either authorized or outstanding. All of the issued and outstanding units will be duly authorized and validly issued, fully paid and nonassessable and free and clear of any preemptive rights. No certificates will be issued to represent the Members' Interests of LLC Holdings. There will be no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, LLC Holdings for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities. The Disclosure Schedule to this Section 6.3(b) identifies the holders of all of the Members' Interests of LLC Holdings. The formation of LLC Holdings and its acquisition of LLC as contemplated hereby will result in LLC Holdings becoming the sole owner of LLC, holding its interest in LLC free and clear of Liens other than a pledge under the Credit Agreement.

     (c) Ownership and Transfer by Members. Each Member represents that it has good, valid and marketable title to the units of Members' Interests owned by it, free and clear of any Liens other than the pledge under the Credit Agreement. Each Member represents that it is not a party to any contract, agreement or understanding (other than this Agreement) relating to the issuance, sale, redemption, purchase, repurchase, acquisition or other transfer or voting of any units of Members' Interests or any other equity security of any Company, other than LLC's operating agreement. There is no plan or intention on the part of any Member to sell, exchange, transfer or otherwise dispose of any Members' Interests to be received by such Member. Consummation of the transactions contemplated by this Agreement will result in Superholdings becoming the sole owner of LLC Holdings and LLC, holding its interests in LLC Holdings and LLC free and clear of Liens.

   6.4 Assets.

       (a) Personal Property.

         (i) Title. Except asset transfers to the Members contemplated hereby, LLC or a Subsidiary is the sole owner of the assets reflected in the LLC Financial Statements and has good and marketable title to all such assets that are personalty (the "Personal Property") (other than the leased Personal Property described below), in each case free and clear of all Liens, except for (A) liens for non-delinquent taxes and assessments, (B) liens of lessors arising under statute (C) other claims and encumbrances, charges or statutory liens that do not materially detract from the value of, or impair the use or transfer of, such Personal Property, (D) inchoate statutory liens for amounts not yet payable and (E) the liens securing indebtedness under the Credit Agreement ("Permitted Liens"). For purposes hereof, "Liens" shall mean security interests, liens (choate or inchoate), encumbrances, mortgages, pledges, equities, charges, assessments, easements, covenants, restrictions, reservations, defects in title, encroachments and other burdens, whether arising by contract or under law. With respect to any Personal Property that is leased, LLC or the applicable Subsidiary is in compliance in all material respects with each such lease and is the sole holder of a valid and subsisting leasehold interest, free and clear of any Liens, other than Permitted Liens. The Disclosure Schedule to this
       Section 6.4(a)(i) lists all lease agreements, service agreements or other agreements related to leased Personal Property (the "Equipment Leases").

         (ii) Inventory. LLC maintains an inventory of telephones and accessories as required under LLC's agreements with Sprint, which inventory is reflected as required by GAAP in the LLC Financial Statements and covered by the manufacturers' applicable warranties.

         (iii) Facilities and Equipment. All buildings, facilities, offices, improvements on real estate, fixtures, machinery, equipment, computer hardware and software, vehicles and other properties, owned or leased by the Company for the conduct of its business (A) have been maintained in accordance with maintenance practices that are standard for such Company's industry, are prudent, and are in compliance in all material respects with all applicable laws and regulations and (B) are adequate and sufficient for all business operations conducted by such Company and are in condition and repair adequate and sufficient for all business operations conducted by such Company and comply in all material respects with all contractual obligations of such Company.

         (iv) Notes and Accounts Receivable. Except as set forth on the Disclosure Schedule to this Section 6.4(a)(iv), all notes payable to, and accounts receivable of, each Company (the "Accounts Receivable") were created in the ordinary course of business and have been collected or are collectible in the amounts thereof reflected in the books and records of such Company, net of reserves or contractual allowances reflected in the LLC Financial Statements. For purposes of this Agreement and the Related Agreements, Accounts Receivable shall be deemed to be uncollectible if payment is not collected through the utilization of ordinary collection efforts on the ninetieth day after the applicable payment date. Payments to each Company in respect of Accounts Receivable are deposited, upon receipt, directly into such Company's Accounts and such amounts can only be withdrawn therefrom by such Company or its duly authorized agents. To each Company's knowledge, none of the Accounts Receivable is or was subject to any counterclaim or set off. All of such Accounts Receivable arose out of bona fide, arms-length transactions.

         (v) Bank Accounts. The Disclosure Schedule to this Section 6.4(a)(v) sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which any Company maintains accounts of any nature (collectively, the "Accounts"), the numbers of such accounts and the names of all persons authorized to draw thereon or to make withdrawals therefrom.

     (b) Real Property.


         (i) Fee Simple. The Disclosure Schedule to this Section 6.4(b)(i) sets forth a summary description of each parcel of real property and the use thereof owned by any Company and identifies which Company owns such real property, including but not limited to those properties reflected on the LLC Financial Statements, (the "Real Property"). Except as set forth in the Disclosure Schedule to this Section 6.4(b)(i), such Company has good and marketable title in fee simple absolute to all Real Property, and to the buildings, structures and improvements thereon, in each case free and clear of all Liens other than Permitted Liens. Except for such leases and tenancies as are particularly described in the Disclosure Schedule to this Section 6.4(b)(i), such Company has not granted any leases on, and there are no tenancies of, the Real Property or any part thereof.

         (ii) Leases; Easements and Other Interests. The Disclosure Schedule to this Section 6.4(b)(ii) sets forth a summary description of the nature of each Company's use of the land, premises, buildings, structures and improvements held by lease or license. The interests described above are collectively referred to herein as the "Leased Premises" and the leases and licenses described above and the leases and tenancies described in the Disclosure Schedule to Section 6.4(b)(i) (Fee Simple) are collectively referred to herein as the "Real Estate Contracts."


         The Company identified as such in the Disclosure Schedule to this
       Section 6.4(b)(ii) is the sole holder of valid and subsisting leasehold interests in the Leased Premises free and clear of any Liens, other than Permitted Liens except, in the case of Tower Leases, subject to the co-location rights of other tenants. All lease or rental payments and other amounts due and payable in connection with the Leased Premises are current, there are no defaults by such Company with respect thereto or, to the Companies' knowledge, by any other party thereto and no event has occurred that with the passing of time or the giving of notice or both would constitute a default (x) by such Company thereunder or (y), to the Companies' knowledge, by any other party thereunder. All options in favor of such Company to purchase any of the Leased Premises, if any, are in full force and effect and are described in the Disclosure Schedule to this Section 6.4(b)(ii). Such Company is in possession of the Leased Premises and has the right to quiet enjoyment of the Leased Premises for the full term of the related Real Estate Contract and any renewal option related thereto. No Real Estate Contract is terminable as a result of the transactions contemplated herein, and no leasehold or other interest of such Company in such real property is subject or subordinate to any Lien, other than Permitted Liens.


         (iii) Tower Leases. With respect to leases or licenses of tower space to which LLC is a party (the "Tower Leases"), (A) to LLC's knowledge, there are no applications, ordinances, petitions, resolutions or other matters pending before any governmental agency having jurisdiction to act on zoning changes that would prohibit or make nonconforming the use of any of the Leased Premises by LLC in any material respect, (B) LLC has good and valid easement rights providing reasonable access and utilities to and from the Leased Premises under the Tower Leases, (C) LLC has not voluntarily granted any, and is not a party to any agreement providing for, and LLC has no knowledge of, any easements, conditions, restrictions, reservations, rights or options that would materially adversely affect the use of any of the Leased Premises under the Tower Leases for the same purposes and uses as such Leased Premises have been used by LLC, except for Permitted Liens.

         (iv) Eminent Domain. Neither the whole nor any portion of any Real Property or Leased Premises has been condemned, taken by right of eminent domain, requisitioned or otherwise taken by any public authority and no Company has received written notice from any governmental body with power of eminent domain of any pending or threatened taking by eminent domain, requisition or condemnation.

         (v) Ingress and Egress. Each Company has all easements and rights of ingress and egress necessary for utilities and services and for all operations of its business in the manner and to the extent previously conducted by it.

         (vi) Improvements. None of the improvements included in the Real Property or Leased Premises (A) are in violation in any material respect of any building line or use or occupancy restriction, limitation, condition or covenant of record or any zoning or building law, code or ordinance or public utility or other easement or (B) encroaches on the property rights of any other person or entity. Each facility located on the Real Property or Leased Premises currently is served by gas, electricity, water, sewage and waste disposal and rail and other utilities adequate to operate such facility, and none of the utility companies serving any such facility has threatened any Company with any reduction in service. Such utilities either enter the Real Property and Leased Premises through adjoining public streets or, if they pass through adjoining private land, do so in accordance with valid, permanent public or private easements which, following the Closing, will inure to the benefit of Superholdings, its successors and assigns. All of said utilities are installed and operating and all installation and connection charges have been paid for in full.

         (vii) Leased Premises Taxes. To the extent any Company is liable for payment therefor, there is no Tax assessment pending or, to the Companies' knowledge, threatened, with respect to any portion of the Leased Premises, except for ad valorem taxes for the calendar year 2000.


       (c) Intellectual Property.


         (i) Intellectual Property. The term "Intellectual Property" shall include all fictitious business names, trade names, registered and unregistered trademarks, service marks and applications owned, used or licensed by any Company (collectively, "Marks"), all patents and patent applications (if any) owned, used or licensed by any Company (collectively, "Patents"), all registered and unregistered copyrights (if any) in both published works and unpublished works owned, used or licensed by any Company (collectively, "Copyrights"), and all know-how, inventions, trade secrets, confidential information, software, technical information, process technology, plans, drawings and blue prints owned, used or licensed by any Company as licensee or licensor (collectively, "Trade Secrets"). The Intellectual Property also includes all such rights and assets of any Company under all contracts to which any Company is a party or by which any Company is bound relating to the Intellectual Property including, without limitation, contracts by which any Company licenses Intellectual Property to third parties and contracts by which any third party licenses to, or otherwise permits the use of its intellectual property by, any Company (collectively, "Technology Contracts"). Each Company is, and to the Companies' knowledge, each other party to the Technology Contracts is, in compliance with all Technology Contracts, is not currently in default thereunder, and no event has occurred that with the passing of time or the giving of notice or both would constitute a default thereunder.

         (ii) Ownership. Except with respect to Intellectual Property licensed by a Company from a third party pursuant to a Technology Contract, one or more of the Companies is the owner of all right, title and interest in and to the Intellectual Property free and clear of all Liens other than Permitted Liens. The Intellectual Property includes all such property necessary for the operation of the respective businesses of the Companies (A) as they currently are proposed to be, and have been, conducted and (B) without violating or infringing upon the rights of any third party. Without limiting the foregoing, each Company is properly licensed to use all computer software (and copies thereof) used by it. No current or former employee of any Company has any rights to any Intellectual Property. No right, license or consent of, or payment to, any third party will be required after consummation of the transactions contemplated hereby for the continued use of the Intellectual Property by LLC and the Subsidiaries.

         (iii) Technology Contracts. The Disclosure Schedule to this Section 6.4(c)(iii) contains an accurate and complete list of all of the Technology Contracts, including all of the parties to each Technology Contract.

         (iv) Trademarks. The Disclosure Schedule to this Section 6.4(c)(iv) contains an accurate and complete list of all Marks for which registration has been obtained or for which application to registration has been filed, including application and registration dates and numbers, and jurisdiction thereof, and all other Marks, as well as which Company owns each Mark. No Mark is infringed or has been challenged or threatened in any way, and the Companies are not aware of any potentially interfering mark or application therefor of any third party. None of the Marks infringe or are, or have been, alleged to infringe any business name, trade name, trademark, service mark or other right of any third party.

         (v) Patents. The Disclosure Schedule to this Section 6.4(c)(v) contains an accurate and complete list of all Patents, including application and issuance dates and numbers, jurisdictions thereof, and which Company holds each Patent. All the Patents are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees), are valid and enforceable, and are not subject to any maintenance fees or Taxes or actions falling due within one year from the date hereof. No Patent has been or is now involved in any interference, reissue, reexamination or opposition proceeding. To the Companies' knowledge after due inquiry, there is no potentially interfering patent or patent application of any third party. No Patent is infringed or, to the best of the Companies' knowledge, has been challenged or threatened in any way. None of any Company's goods or services, nor any processes or know-how used by any Company, infringe or are alleged to infringe any patent or other right of any third party.

         (vi) Copyrights. The Disclosure Schedule to this Section 6.4(c)(vi) contains an accurate and complete list of all registered Copyrights, including application and registration dates and numbers, jurisdictions thereof and which Company holds each Copyright. None of the Copyrights infringe or are, or have been, alleged to infringe any copyright or any other right of any third party.

         (vii) Trade Secrets. The Disclosure Schedule to this Section 6.4(c)(vii) contains an accurate and complete listing and summary description of each Trade Secret and which Company owns each Trade Secret. With respect to each Trade Secret the documentation relating to such Trade Secret is current, accurate and sufficient in detail and content to identify and explain it, and to allow its full and proper use without reliance on the special knowledge or memory of any individual. The Companies have taken all reasonable precautions to protect the secrecy, confidentiality and value of the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature, nor have they been used, divulged, or appropriated for the benefit of any third party. No Trade Secret is subject to any adverse claim nor has any Trade Secret been challenged or, to the Companies' knowledge, threatened in any way. None of the Trade Secrets infringe or are alleged to infringe any right of any third party.


       (d) Contracts.


         (i) Definition. The Disclosure Schedule to this Section 6.4(d)(i) lists as of May 31, 2000 all agreements, contracts, notes, bonds, debentures, indentures, mortgages, deeds of trust, leases, licenses, obligations, promises, settlements, repurchase obligations (including, but not limited to, repurchase obligations pertaining to whole loan sales, securitizations, pooling and servicing agreements and other such agreements and understandings (whether written or oral and whether express or implied) (together with the Equipment Leases, the Real Estate Contracts and the Technology Contracts, the "Contracts")) that are material to the business of any Company, including without limitation all of the foregoing (A) that provide for future payments, claims or obligations to or from any Company of $25,000 or more per year or $100,000 or more over the term thereof or (B) that are (1) collective bargaining agreements or other agreements with any labor union, (2) joint venture agreements, partnership agreements or other agreements involving a sharing of profits, losses, costs or liabilities, (3) agreements containing covenants that in any way purport to restrict the business activity of any Company or limit the freedom of any Company to engage in any line of business or to compete with any other person, (4) standard forms of agreements providing for payments to or for any person based on sales, originations, closings, purchases or profits (other than direct payments for goods), (5) powers of attorney, (6) agreements providing for the payment of special or consequential damages in excess of $100,000 by any Company, (7) agreements relating to capital expenditures in excess of $200,00 by any Company, (8) warranties regarding products or services, guarantees or other similar undertakings by any Company in excess of $100,000, exclusive of manufacturers' warranties on telephones and accessories (9) agreements involving indemnification for obligations of third parties, (10) employment, secrecy, proprietary information, noncompetition, restrictive covenant, or confidentiality agreements with key employees, (11) requirements or output contracts, (12) business alliance or joint marketing agreements, (13) agreements with Sprint, Sprint Spectrum or Sprint PCS or any of their affiliates, (14) documents related to debt for borrowed money or (15) amendments, modifications or supplements to any of the foregoing. As used herein, the term "Contracts" also shall be deemed to refer to all agreements between any Company, on the one hand, and any Member, any affiliate of any Member, or any director or executive officer of any Company, on the other hand.


         (ii) Sprint Agreements. LLC has complied in all material respects with the following agreements with Sprint Corporation ("Sprint") (which agreements are included in the definition of "Contracts," set forth above):


            (A) Sprint PCS Management Agreement, dated as of June 8, 1998, by and between Sprint Spectrum, LP, SprintCom, Inc. and LLC, as amended by addenda dated June 8, 1998, October 6, 1998, January 21, 1999, September 1, 1999, February 17, 2000 and May 5, 2000 and July 27, 2000 (collectively, the "Sprint Management Agreement").

            (B) Sprint Spectrum Service Mark and Trademark License Agreement dated June 8, 1998, by and between Sprint Spectrum LP and LLC.

            (C) Sprint Service Mark and Trademark License Agreement, dated as of June 8, 1998, by and between Sprint Communications Company, LP and LLC.

            (D) Sprint PCS Services Agreement, dated as of June 8, 1998 by and between Sprint Spectrum, LP and LLC.

            (E) Interim Network Operating Agreement between Sprint Spectrum, LP and LLC, dated January 21, 1999, as amended on August 27, 1999, September 8, 1999 and February 17, 2000.

            (F) Asset Purchase Agreement, dated October 6, 1998, between Sprint Spectrum, LP and LLC, as amended on July 21, 1999 and September 6, 1999.

            (G) Build-out. The LLC Parties' build-out of the Service Area Network in the Service Area, as such terms are defined pursuant to the Build-out Plan approved by Sprint, is currently on schedule. As of the date hereof, no Company has failed to meet any contract date except as has been waived or modified in writing.

            (H) Sprint PCS Technical Program Requirements. LLC has complied with all Sprint PCS Technical Program Requirements, as defined in the Sprint Management Agreement, in all material respects except as have been waived or modified in writing.

            (I) Sprint PCS Program Requirements. LLC has complied with all Sprint PCS Program Requirements, as defined in the Sprint Management Agreement, in all material respects except as have been waived or modified in writing.

            (J) Sprint PCS Customer Service Standards. LLC has complied with all Sprint PCS Customer Service Standards, as defined in the Sprint Management Agreement, in all material respects except as have been waived or modified in writing.

            (K) Sprint PCS Insurance Requirements. LLC has complied with the Sprint PCS Insurance Requirements, as defined in the Sprint Management Agreement, in all material respects except as have been waived or modified in writing.

            (L) Sprint Management Agreement. No Event of Termination (as defined therein) has occurred under the Sprint Management Agreement.

         (iii) LLC Credit Agreement.

            (A) As of the date hereof, the Credit Agreement (the "Credit Agreement") by and among LLC, as borrower, and Lucent Technologies, Inc., as administrative agent and a lender, and the other lenders referred to in the Credit Agreement (collectively, the "Lenders") and all other Loan Documents (as that term is defined in the Credit Agreement), are in full force and effect, without any amendments, and no Default (as that term is defined in the Credit Agreement) (a "Default") exists and no Event of Default (as that term is defined in the Credit Agreement) (an "Event of Default") has occurred or is continuing under the Credit Agreement, nor has any Company received any notice from any Lender alleging that a Default or an Event of Default has occurred or is continuing, except as listed and explained on the Disclosure Schedule to this Section 6.4(d)(iii)(A).

            (B) As of the date hereof, the LLC has borrowed the full amount of the Commitment (as that term is defined in the Credit Agreement) under the Credit Agreement. The amount borrowed by LLC and outstanding under the Credit Agreement is $56,000,000.00 exclusive of accrued interest.

            (C) As of the date hereof, LLC has not been required to make any mandatory repayments under the Credit Agreement, except as listed on the Disclosure Schedule to this Section 6.4(d)(iii)(C).

            (D) The transactions contemplated herein will not cause an Event of Default, or otherwise cause LLC to violate any covenant or warranty of LLC under the Credit Agreement. LLC has obtained all consents required to be obtained (from any party whatsoever) under the Credit Agreement, with respect to the transactions contemplated herein. LLC has attached copies of all necessary consents as the Disclosure Schedule to this Section 6.4(d)(iii)(D).

            (E) All representations and warranties made to the Lenders under the Credit Agreement are true and correct as of the date hereof, except as listed and explained on the Disclosure Schedule to this
          Section 6.4(d)(iii)(E).

         (iv) Legally Binding. All of the Contracts are legal, valid and binding on the parties thereto, are in full force and effect and represent legitimate transactions; no Company is in violation of or default under any of the Contracts in any material respect and, to the Companies' knowledge, no other party to any Contract is in material violation or default thereunder; no event, occurrence or condition exists which, with the lapse of time, the giving of notice, or both, or the happening of any further event or condition, would become a material violation or default by any Company or any other party thereto, under any Contract; there are no outstanding, and to the Companies' knowledge, no threatened, disputes or disagreements with respect to any of the Contracts; no Company has released any material rights under any Contract; no Company is subject to any legal obligations to renegotiate, nor is there any right to renegotiate, any Contract; and no Company is subject to any liability, or claim therefor, for or with respect to price adjustment under any Contract with the United States Government or any agency thereof, including any liability for defective pricing.

         (v) Material Contracts. The Contracts constitute all of the material contracts, leases and agreements necessary for the conduct of the businesses of the Companies in the manner and to the extent conducted respectively by them. All rights of the Companies under the Contracts will be enforceable by Superholdings, LLC or a Subsidiary after the Closing without the consent or agreement of any other party.

         (vi) Copies. The Companies have delivered or made available to Public true and complete copies of each Contract, including all amendments thereto and waivers thereunder. There are no unwritten amendments to, or waivers under, any Contract.


     (e) Necessary Assets. Each Company owns or has the right to use all assets, rights, and properties necessary for the conduct of its business in the manner and to the extent currently conducted including, without limitation, all items of property located on the Real Property.

   6.5 Liabilities.


      (a) No Liabilities. Except for the obligations of the Members or their affiliates to distribute assets contemplated hereby, no Company has any debt, guaranty, liability or obligation of any nature to any Member or an Associate or Affiliate of such Member; no Company has any interest-bearing debt, liability or obligation or any guaranty of any nature in excess of $50,000 individually or $100,000 in the aggregate, in each case, whether accrued, absolute, contingent or otherwise, whether due or to become due, and whether known or unknown, and there is no basis for the assertion against it of any such debt, guaranty, liability or obligation except to the extent set forth or reserved against in full in the LLC Financial Statements. The current liabilities of the Companies incurred in the ordinary course of business (excluding current maturities of interest-bearing debt and accounts payable for fixed-asset purchases) do not exceed $400,000.

       (b) Tax Matters.


         (i) Filings. Each Company has filed or will timely file all Tax Returns that it was, is or will be required to file on its behalf and on behalf of any other party. All such Tax Returns were, are and will be correct and complete in all respects. All Taxes due and owing by any Company (whether or not shown on any Tax Return, whether known or unknown, asserted or unasserted) have been paid. No Company is a party to any tax sharing or other agreement that will require any payment with respect to Taxes. No Company currently is the beneficiary of any extension of time within which to file any Tax Return except that LLC has extended the due date of its 1999 Federal income tax return. No Company has waived any statute of limitations in respect of Taxes or has agreed to any extension of time with respect to a Tax assessment or deficiency or the collection of Taxes.

         (ii) Additional Taxes. No Company expects any taxing authority or other governmental unit to assess any additional Taxes. No taxing authority or other governmental unit has proposed or threatened any assessment, deficiency, adjustment, dispute or claim concerning any Tax Return or any Tax liability of any Company. There is no unpaid assessment, deficiency or adjustment concerning any Tax Return or Tax liability of any Company. To the Companies' knowledge, none of the Tax Returns of any Company has been selected for or is now under audit or examination by any taxing authority or other governmental unit. There are no suits, actions, proceedings or investigations pending or, to the Companies' knowledge, threatened against any Company with respect to any Taxes.

         (iii) Withholdings. Each Company has withheld and timely deposited or paid all Taxes required to have been withheld and deposited or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, Members or other third party.

         (iv) Specific Code Provisions. No Company has made any payments, is obligated to make any payments, or is a party to any agreement that under any circumstances could obligate it to make any payments that would be characterized as "excess parachute payments" under Section 280G of the Code. None of the assets of any Company (A) is property which is required to be treated as being owned by any other person pursuant to the so-called "safe harbor lease" provisions of former Section 168(f)(8) of the Code; (B) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code; or (C) is "tax-exempt use property" within the meaning of Section 168(h) of the Code. No Company (x) is a party to any Tax allocation or sharing agreement; (y) has been a member of an affiliated group filing a consolidated federal income Tax Return; or (z) has liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 or any similar provision of state, local, or foreign law, as a member of a consolidated group, transferee or successor, by contract, or otherwise. No Company has agreed to make, nor is any Company required to make, any adjustment under Section 481(e) by reason of a change in accounting method or otherwise. Neither the Members nor any Company is a person other than a United States person within the meaning of the Code and the transaction contemplated herein is not subject to the withholding provisions of Section 3406 of the Code or subchapter A of Chapter 3 of the Code.

         (v) Unpaid Taxes. The unpaid Taxes of the Companies, including all Taxes not yet due for any and all periods through the Closing Date, whether known or unknown, asserted or unasserted (A) do not exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax basis in assets and liabilities) included in LLC Financial Statements and (B) do not exceed those reserves as adjusted for the passage of time through the Closing Date.


         As used herein, the term "Taxes" means all federal, state, local, foreign and other governmental net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, and the term "Tax" means any one of the foregoing Taxes, and the term "Tax Returns" means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes.

       (c) Litigation.


         (i) Proceedings. There is no pending or, to the Companies' knowledge, threatened, action, arbitration, audit, charge, complaint, demand, hearing, investigation, litigation or suit (whether civil, criminal, administrative (including, without limitation, Equal Employment Opportunity Commission, Department of Labor or Office of Federal Contract Compliance, National Labor Relations Board, and similar state or federal agencies), investigative or informal) (A) that has been received or commenced by or against any Company or that otherwise relates to or may affect the Parent Merger, the Subsidiary Merger, the LLC Parties, the Members' Interests, this Agreement, any Related Agreement or the transactions contemplated herein or therein or (B) that has been received or commenced by or against any Member and that relates to the LLC Parties or that otherwise relates to or may affect the Parent Merger, the Subsidiary Merger, the LLC Parties, the Members' Interests, this Agreement, any Related Agreement or the transactions contemplated herein or therein (collectively, the "Proceedings") nor is there any basis therefor.

         (ii) Orders. There is no award, decision, injunction, judgment, order, ruling, subpoena, writ or verdict of any court, arbitrator or government agency or instrumentality (A) to which the Parent Merger, the Subsidiary Merger, the LLC Parties, the Members' Interests, this Agreement, any Related Agreement or the transactions contemplated herein or therein is subject or by which any of the foregoing may be affected or (B) to which any Member is subject and that relates to or affects the Parent Merger, the Subsidiary Merger, the LLC Parties, the Members' Interests, this Agreement, any Related Agreement or the transactions contemplated herein and therein (collectively, the "Orders").

         (iii) Disclosure Schedule. The Disclosure Schedule to this Section 6.5(c)(iii) sets forth a brief description of each Proceeding pending or, to the Companies' knowledge, threatened, at the date hereof.


       (d) Employee Liabilities. The Disclosure Schedule to this Section 6.5(d) accurately lists as of the date set forth therein, (i) the hire date of and year-to-date compensation paid to each current employee of each Company (specifying as to each such employee the respective amounts of base salary, bonus and commissions paid to such employee) (ii) all written employee policies of each Company and (iii) all accrued and unpaid commissions, bonus payments and vacation pay due to employees of each Company as of May 31, 2000.

       (e) Warranties. There are no warranties with respect to the quality or absence of defects of its products or services that any Company has sold or performed which are in force as of the date hereof except as are described in the Disclosure Schedule to this Section 6.5(e).

       (f) Products Liability. The Company has no liability for products or services sold or distributed by it except such as for which the manufacturers are exclusively liable.

     6.6 Business.


     (a) Customers and Suppliers. No Company has been informed in writing of any intention or indication of intention by a Significant Customer, a Significant Supplier or an Alliance Party to terminate its business relationship with any Company or to limit its business relationship with any Company in any respect. As used herein, (i) "Significant Customer" means any customer or referral source (including without limitation consultants), responsible for in excess of $100,000 of sales of any Company, measured in terms of dollar sales volume for the twelve months ended May 31, 2000; (ii) "Significant Supplier" means any supplier responsible for over $250,00 in sales to any Company (measured by dollar value of goods purchased) for the twelve month period ended May 31, 2000 and (iii) "Alliance Party" means any party with which any Company had a joint venture, joint marketing or joint sales relationship during the twelve month period ended May 31, 2000.

     (b) Insurance. Each Company maintains insurance policies on its assets, and upon its business and operations, against loss or damage, risks, hazards and liabilities of the kinds customarily insured against by entities similarly situated and engaged in the same or similar businesses in adequate amounts under valid and enforceable policies (the "Policies"), with insurers the Companies reasonably believe to be financially sound and reputable. The premiums due and owing with respect to the Policies have been paid, premiums not yet due have been adequately accrued for, and no Company has received any notice of cancellation or of intention not to renew any such Policy. The Disclosure Schedule to this Section 6.6(b) contains a list of the Policies, copies of which have been provided to Public and the holder of each of the Policies. The Disclosure Schedule to this Section 6.6(b) sets forth a list of each other insurance policy or insurance contract relating to any Company or the business of any Company pursuant to which any Company is or may hereafter be entitled to assert claims for insurance coverage (the "Prior Policies"). The covered Company or Companies have timely pursued all rights to recover (if any) under the Policies and the Prior Policies.

     (c) Employees. No officer, employee or independent contractor of any Company is in violation of any term of any contract, proprietary information agreement, noncompetition agreement, or any other agreement or any restrictive covenant or any other common law obligation to a former employer relating to the right of any such person to be engaged by such Company or to the use of trade secrets or proprietary information of others (an "Outside Confidentiality Agreement"), and the engagement of such persons by such Company before or after the Closing does not and will not subject any Company, Superholdings or Public to any liability with respect thereto. There are neither pending, nor to the Companies' knowledge, threatened, any Proceedings with respect to any Outside Confidentiality Agreement. The Disclosure Schedule to this Section 6.6(c) lists every Outside Confidentiality Agreement to which any Company's officers or technical staff are a party, and all others about which the Companies have knowledge.

     There is no labor strike, dispute, slowdown, picketing or stoppage pending or, to the Companies' knowledge, threatened against or directly affecting any Company, nor has any Company experienced any of the foregoing since its formation. No Company is subject to any collective bargaining agreement. No union representation question exists and, to the Companies' knowledge, there has been no union organization effort respecting the employees of any Company. No Company is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such employees. The Disclosure Schedule to this Section 6.6(c) lists every retired employee entitled to receive compensation from any Company or to participate in any benefit plan of any Company. The books and records of each Company accurately reflect all changes in compensation since such Company's formation.

     There are no employment agreements with any past or former employees of any Company which provide or create a right to continued employment or compensation. All employees of each Company are, and have been, employed for an indefinite period and are, and have been, terminable at will, with or without cause, and without cost to any Company for severance obligations, or any other liability, except for payment of accrued salaries or wages and vacation pay. No employee or former employee has any right to be rehired by any Company prior to the hiring of a person not previously employed by such Company. To the Companies' knowledge, no officer, director or key employee intends to terminate employment with any Company.


     (d) Worker's Compensation. Each Company subscribes to, or is otherwise insured under, the worker's compensation or similar statute in every state in which it owns or leases real estate or has employees. The Disclosure Schedule to this Section 6.6(d) lists all material claims filed by employees of any Company in respect of employment-related injury or illness since its formation. No Company has received any report or notice from the Occupational Safety and Health Administration.

     (e) ERISA. The Disclosure Schedule to this Section 6.6(e) lists each employee benefit plan, program, arrangement and contract (including each "employee benefit plan" as defined in Section 3(3) of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and any bonus, deferred compensation, stock bonus, stock, purchase, restricted stock, stock option, employment, termination, stay agreement or bonus, value appreciation, change in control and severance plan, program, arrangement or contract that any Company maintains or ever has maintained, or to which any Company contributes, ever has contributed or ever has been required to contribute (collectively, the "Employee Benefit Plans"). Each Employee Benefit Plan (and each related trust, insurance contract or fund) complies in form and in operation in all material respects with the applicable requirements of all laws, rules and regulations governing or applying to such Employee Benefit Plan, including without limitation ERISA and the Code, and each such Plan has been operated in accordance with its terms in all material respects, except as will not have an adverse effect on any Company, Superholdings or Public. No liability has been incurred and there exists no condition or circumstance which could result in any liability to any Company under ERISA, the Code or any other applicable law, other than liability for benefits due under the appropriate Employee Benefit Plan. All contributions (including all employer and employee salary reduction contributions) which are due have been paid in a timely manner to each such Employee Benefit Plan. No Company has engaged in or permitted to occur and, to the Companies' knowledge, no other party has engaged in or permitted to occur, any transaction prohibited by ERISA Title I Section 406 or any "prohibited transaction" under Code Section 4975(c) or any breach of fiduciary duty under ERISA with respect to any Employee Benefit Plan, except for any transactions which are exempt under ERISA Title I Section 408 or Code Section 4975. All filings required by ERISA and the Code as to each Employee Benefit Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the Code, including all notices required under ERISA Title I Section 601 et seq. and Code
   Section 4980B, have been timely provided. Each Company has complied with all of the provisions of Parts 6 and 7 of Title I of ERISA and Code Section 4980B. The Companies have delivered or made available to Public correct and complete copies of the plan documents or contracts and summary plan descriptions, where applicable, the most recent Form 5500 Annual Report, where applicable, all related trust agreements, insurance contracts and other funding agreements which implement each Employee Benefit Plan, and such other documents requested by Public with respect to each Employee Benefit Plan. No Company has ever sponsored or has any liability under any employee pension benefit plan as defined in ERISA Section 3(3).

     No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Employee Benefit Plan is pending or, to the Companies' knowledge, threatened, except for routine claims for benefits under such plans.

     The Disclosure Schedule to this Section 6.6(e) lists all contracts with third-party administrators, insurers, actuaries, investment managers, consultants and other independent contractors that relate to any Employee Benefit Plan.

     No Company has or has ever had any ERISA Affiliates other than the Companies. "ERISA Affiliate" shall mean any person that, together with any Company, is or at any time within the six-year period preceding the date of this Agreement would be treated as a single employer under Code Section
   414. No Employee Pension Benefit Plan is or has ever been subject to Title IV of ERISA or Code Section 412.

     No employee of any Company will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Employee Benefit Plan as a result of the transactions contemplated by this Agreement. No Person is entitled to receive any additional payment from any Company or any other party in the event that the excise tax of Code Section 4999 is imposed on that Person.

       (f) Conflicts of Interest.


         (i) Affiliated Transactions. Except as contemplated by this Agreement, since its formation, there have not been, nor are there presently pending, any transactions between any Company and any member holding more than 1% of the equity interests in any Company, or an "Associate" or "Affiliate" (as such terms are defined in Rule 405 promulgated pursuant to the Securities Act) of any Company or any such member, or any transaction with any Company in which any of the foregoing persons or entities has a direct or indirect financial interest other than public companies in which such person has less than a 1% interest.

         (ii) Ownership in Competitive Entities. Except as set forth on the Disclosure Schedule to this Section 6.6(f)(ii), the Members (and their respective spouses and relatives) do not, and to the best knowledge of the Members, none of the Companies' officers, directors, employees, contractors or consultants (or any of their respective spouses or relatives), directly or indirectly, own any interest in any entity that is a competitor, customer or supplier of, or has any existing contractual relationship with, any Company other than public companies in which such person has less than a 1% interest.


       (g) LLC Legal Requirements.


         (i) Compliance with Laws. No Company has violated any term of any judgment, writ, decree, order, law, statute, rule or regulation to which it is subject or a party, or by which its business or assets are bound or affected (collectively, "LLC Legal Requirements"), except as would not have a material adverse effect on any Company, Superholdings or Public. No Company has received notice of any actual, alleged or potential violation of an LLC Legal Requirement. No Company is a public utility holding company, as defined in the Public Utility Holding Company Act of 1935, as amended. No Company is an investment company, as defined in the Investment Company Act of 1940, as amended.

         (ii) Certain Acts. Neither any of the LLC Parties nor any of their former or current officers, directors, employees, agents or representatives has made or agreed to make, directly or indirectly, with respect to the businesses or assets of any Company, any (A) bribes or kickbacks, illegal political contributions, payments from corporate funds not recorded on the books and records of such Company, or funds to governmental officials (or any such official's family members or affiliates) for the purpose of affecting their action or the action of the government they represent, to obtain favorable treatment in securing business or licenses or to obtain special concessions, or illegal payments from corporate funds to obtain or retain business or (B) payments from corporate funds to governmental officials for the purpose of affecting their action or the action of the government they represent, to obtain favorable treatment in securing business or licenses or to obtain special concessions. Without limiting the generality of the foregoing, none of the foregoing persons or entities has made or agreed to make, directly or indirectly, (whether or not said payment is lawful) any payment to obtain, or with respect to, sales other than usual and regular compensation to its employees and sales representatives with respect to such sales.

         (iii) Licenses. Each Company has all governmental licenses, permits, approvals, authorizations, exemptions, classifications, registrations and certificates, and all consents or agreements with governmental authorities (collectively, "Licenses") necessary to conduct its business in the manner and to the extent that it has been conducted. All of the Licences and the parties thereto are listed on the Disclosure Schedule to this Section 6.6(g)(iii). The Disclosure Schedule to this Section 6.6(g)(iii) also lists every license that is in effect or has been applied for or is pending and identifies all Licenses and applications for Licenses (collectively, "Transferrable

       Licenses") that will be unimpaired as a result of the Parent Merger and describes any action to be taken such that the Transferrable Licenses will be enforceable by LLC, Superholdings or a Subsidiary after the Closing. The Companies have delivered to Public true and complete copies of all of the Licenses.

         All Licenses are in full force and effect. No event has occurred that may constitute or result in a violation of a License, or result in the revocation, suspension, modification or nonrenewal of any License. No LLC Party has received any notice of any actual, alleged or potential violation, revocation, suspension, modification or nonrenewal of any License.


       (h) Environmental Matters.


         (i) Compliance. Each Company is in compliance in all material respects with all applicable Environmental Laws and no Company has received any written communication from any person that alleges that any Company is not in compliance with any Environmental Law. As used herein, "Environmental Laws" mean all laws or orders relating to the regulation or protection of human health, safety or the environment (including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), including, without limitation, laws and regulations relating to releases or threatened releases of hazardous materials or pollutants, archaeological or historical sites or surveys, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, recycling, handling, discharge, removal or remediation of hazardous materials or pollutants, the National Historic Preservation Act, and the National Environmental Policy Act of 1969.

         (ii) Environmental Claims. There is no Environmental Claim pending or, to the Companies' knowledge, threatened (A) against any Company, (B) against any person or entity whose liability for any Environmental Claim any Company has or may have retained or assumed either contractually or by operation of law or (C) with respect to any real or personal property or operations which are now or have been previously owned, leased, operated or managed, in whole or in part, by any Company, or any real property to which any Company has transported any hazardous materials or pollutants.

         (iii) Permits. No Company is required under any Environmental Law to apply for or maintain any permit or authorization with respect to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, recycling, handling or discharge of any hazardous materials or pollutants.

         (iv) Pollutants. None of the Real Property or Leased Property (including without limitation the soils, surface water or groundwater thereof) are or have been impacted by the presence of hazardous materials or pollutants.

         As used herein, "Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, Liens, investigations, proceedings or notices of non-compliance or violation (written or oral) by any person or entity (including any governmental authority), alleging potential liability (including, without limitation, potential liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (A) the presence, or release or threatened release into the environment of any hazardous material or pollutant at any location; or (B) any violation, or alleged violation, of any Environmental Law, and including, without limitation, any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief in connection with the presence or release of any hazardous materials or pollutants.

         (v) Underground and Above Ground Storage Tanks. Except as set forth on the Disclosure Schedule to this Section 6.6(h)(v), there are no underground storage tanks or above ground storage tanks located on any of the Real Property or Leased Premises or on any property located adjacent to any Real Property or Leased Premises and no underground storage tanks or above ground storage tanks have ever been located on the Real Property or Leased Premises or on any property located adjacent to any Real Property or Leased Premises. (vi) Environmental Assessments. Except as set forth on the Disclosure Schedule to this Section 6.6(h)(vi), environmental assessments have been performed on all real properties which are now or have been previously owned, leased, operated or managed by any Company, and such assessments have been provided to Superholdings.

       (i) Build-out Plan. The technical aspects of the build-out plan attached as the Disclosure Schedule to this Section 6.6(i) have been approved by Sprint. The Disclosure Schedule to this Section 6.6(i) sets forth the extent of LLC's progress in the completion of the build-out and network launch at the date hereof.

   6.7 Other.


       (a) Certain Information. None of the information supplied or to be supplied by the LLC Parties in written form specifically for inclusion or incorporation by reference in, or which may be deemed to be incorporated by reference in, the Form S-4 or the Form S-1 will, at the time the Form S-4 or Form S-1, as applicable, is filed with the SEC, at any time that such form is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by the LLC Parties in written form specifically for inclusion or incorporation by reference in, or which may be deemed to be incorporated by reference in, the Proxy Statement will, at the time it is filed with the SEC, at any time that it is amended or supplemented, at the time it is mailed to the holders of Public Stock and at the time of the Public Stockholders Meeting and, if it is mailed to the Members, at the time it is mailed to the Members and at the time of the Members Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

       (b) Documents Delivered. The written responses, documents, copies and information delivered by the LLC Parties pursuant to requests by Public or pursuant to the terms of this Agreement are true, complete and correct in all respects. The ownership transfer records of each Company (the "LLC Records") that have been made available to Public, Superholdings, Merger Sub or their agents are complete in all material respects. At the Closing, all of the LLC Records will be in the possession of LLC.

       (c) No Brokers Fees; No Commissions. All negotiations relative hereto and the transactions contemplated hereby have been carried on by the Companies directly with Public and Merger Sub without any act by any Company that would give rise to any claim against any Company, Public, Superholdings, Merger Sub or their respective Affiliates for a brokerage commission, finder's fee or other similar payment.

       (d) Advice. Each Company has received and the Members have had the opportunity to receive advice from their own accounting, financial, tax, legal and other advisors regarding the Reorganization. The LLC Parties have received no advice, agreement or representation from, and are not relying in any way upon, Public, Superholdings, Merger Sub,Parent Surviving Corporation, Subsidiary Surviving Corporation or any of their agents or advisors with regard to advice on the Reorganization.

       (e) Disclosure. None of the representations or warranties of the LLC Parties contained in this Agreement, the Related Agreements the Disclosure Schedules, or any other document delivered pursuant hereto or thereto, none of the information contained in this Agreement, the Related Agreements or the Disclosures Schedules, and none of the other information or documents furnished or to be furnished to Superholdings, Public or their agents by the LLC Parties or provided pursuant to the terms of this Agreement, the Related Agreements or the Disclosure Schedules, contained, contains or will contain on the date such agreement, document or information was delivered, or on the Closing Date, any untrue statement of a material fact or omits or will omit to state a material fact herein or therein necessary in order to make the statements contained herein or therein not misleading.

   6.8 Investment Representations.


       (a) The Members understand and acknowledge that the Superholdings Stock is being offered and sold under the exemptions from registration provided for in Section 4(2) of the Securities Act, including Regulation D promulgated thereunder, and that Superholdings' reliance upon such exemption is based in part upon the Members' representations, warranties and agreements contained in this Agreement.

       (b) The Members have carefully read this Agreement and, to the extent believed necessary, have discussed the representations, warranties and agreements which the Members make by signing it and the applicable limitations upon the Members' resale of the shares of Superholdings Stock with the Members' counsel.

       (c) The Superholdings Stock to be issued to such Members in the Reorganization is being acquired by the Members solely for the Members' own account, for investment purposes only, and is not being acquired for resale, resyndication, distribution, subdivision of fractionalization thereof, except pursuant to an effective registration under the Securities Act or in a transaction exempt from registration under the Securities Act. The Members have no contract or arrangement with any person to sell, transfer or pledge to any person the shares of Superholdings Stock or any part thereof, any interest herein or any rights thereto, and the Members have no present plans to enter into any such contract or arrangement.

       (d) Each of the Members understands that it may not sell or otherwise transfer its shares of Superholdings Stock unless such sale or other transfer is registered under the Securities Act and the applicable state securities laws or unless the sale or other transfer is exempt from the registration requirements under the Securities Act and such other securities laws, and that, as a result, the Members must bear the economic risk of the investment for an indefinite period of time. The Members understand that Superholdings may require the Members to furnish an opinion of counsel satisfactory to Superholdings that such sale or transfer is so exempt.

       (e) Each of the Members is able (i) to bear the economic risk of an investment in Superholdings Stock, (ii) to hold the shares of Superholdings Stock indefinitely, and (iii) to afford a complete loss of this investment. Each of the Members has adequate means of providing for current needs and has no present need for liquidity in this investment.

       (f) Each of the Members is an "accredited investor" as that term is defined under Rule 501(a) of Regulation D, as amended, under the Securities Act and possesses such knowledge and experience in financial and business matters so that each of the Members is capable of evaluating the merits and risks of an investment in Superholdings Stock, and of making an informed investment decision.

       (g) Each of the Members confirms that, in making the decision to acquire the shares of Superholdings Stock in the Reorganization, the Members have relied solely upon independent investigations made by each of the Members and/or by its representatives, including each of the Members' own professional tax and other advisors and that the Members and such representatives and advisors have been given the opportunity to ask questions of, and to receive answers from, Superholdings concerning this Agreement and the terms and conditions of the Reorganization, and to obtain any information requested by Members concerning Superholdings from such person, to the extent such persons possessed such information or could acquire it without unreasonable effort or expense, necessary for each of the Members to make an informed investment in Superholdings Stock.

                                    ARTICLE 7

     REPRESENTATIONS AND WARRANTIES OF PUBLIC, SUPERHOLDINGS AND MERGER SUB

     Public, Superholdings and Merger Sub, jointly and severally, represent and warrant to the LLC Parties that except as set specifically forth on the Disclosure Schedules (which exception shall relate only to the Sections specifically identified in such Disclosure Schedules):

     7.1 Entry Into Agreements.


         (a) Organization and Good Standing. Public, Superholdings and Merger Sub are corporations duly organized and validly existing under the laws of the State of Delaware and are in good standing under such laws. Superholdings owns, beneficially and of record, all of the issued and outstanding shares of capital stock of Merger Sub.

         (b) Corporate Power and Authority; Validity and Authorization. Each of Public, Superholdings and Merger Sub has full corporate power and authority to execute, deliver and perform this Agreement and the Related Agreements to which it is a party. This Agreement has been duly authorized, executed and delivered by Public, Superholdings and Merger Sub, and is enforceable against Superholdings and Merger Sub, and upon approval by the Public stockholders will be enforceable against Public, in accordance with its terms.

         When the Related Agreements to which each of Public, Superholdings and Merger Sub is a party are delivered at the Closing, such agreements will have been duly authorized, executed and delivered by Public, Superholdings and Merger Sub, and will constitute the legal, valid and binding obligations of Public, Superholdings and Merger Sub, enforceable against Public, Superholdings and Merger Sub in accordance with their terms.


     7.2 Conflicts and Consents.


         (a) No Conflict. The execution, delivery and performance of this Agreement and the Related Agreements, and the consummation of the transactions contemplated hereby and thereby will not result in any violation of the terms of and will not contravene, conflict with, accelerate the performance of the obligations required under, or constitute a default under, the certificate of incorporation or bylaws of Public, Superholdings or Merger Sub, or any material agreement, judgment, decree, order, law, rule or regulation or other restriction applicable to any of them, or to which any of them is a party or by which Public, Superholdings or Merger Sub or their property or assets is bound, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of Public, Superholdings or Merger Sub.

         (b) Consents Obtained. Other than the approvals referred to in Section 3.1(a) (Stockholder Approval) and Section 3.1(c) (HSR Act), the Permits and the consents listed on the Disclosure Schedule to this Section 7.2(b) (the "Public Consents"), no material consents, approvals or authorizations of third parties are required in connection with Public's, Superholdings' and Merger Sub's valid execution, delivery, or performance of this Agreement and the Related Agreements or the consummation of any of the transactions contemplated hereby or thereby on the part of such party.


     7.3 No Brokers Fees; No Commissions. All negotiations relative hereto and the transactions contemplated hereby have been carried on by Public and Merger Sub directly with the LLC Parties without any act by Public or Merger Sub that would give rise to any claim against the LLC Parties or their Affiliates for a brokerage commission, finder's fee or other similar payment.

     7.4 Superholdings Stock. The shares of Superholdings Stock, when issued, sold and delivered in accordance with the terms hereof will be duly and validly issued, fully paid and nonassessable and issued free and clear of any Liens.

     7.5 SEC Documents. Public has heretofore delivered or made available to the LLC Parties Public's Prospectus dated February 3, 2000 and all reports required to be filed by Public under Sections 13(a), 14(a), 14(c) and 15(d) with the SEC on or after February 3, 2000 (the "SEC Documents"). As of their respective dates, each of the SEC Documents complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC applicable to such reports and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated financial statements of Public included in the SEC Documents fairly present the financial position of Public as of the dates of such financial statements and the results of Public's operations and cash flows for the periods then ended, in accordance with GAAP, except for the variances from GAAP set forth in the notes thereto.

     7.6 No Material Adverse Effect. Since the date of the most recent filing by Public under the Exchange Act prior to the date hereof, there has been no event or occurrence that has caused or is reasonably expected to cause a material adverse effect on Public other than (i) operating losses in the ordinary course of business or (ii) economic conditions affecting the U.S. economy generally or the telecommunications industry generally.

     7.7 Capitalization. The authorized capital stock of Public consists (i) of 95,000,000 shares of Public Stock, of which 61,354,606 shares were issued and outstanding as of April 20, 2000 and (ii) 5,000,000 shares of preferred stock, par value $.01 per share, of which no shares were issued and outstanding as of April 20, 2000. All of the issued and outstanding shares of Public Stock have been duly authorized and validly issued, are fully paid and nonassessable and are free and clear of any preemptive rights. As of March 31, 2000, there were no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, Public for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities, other than stock that may be issued pursuant to stock option plans or agreements described in the SEC Documents and obligations under the Sister Agreements.

     7.8 Capitalization of Superholdings. The authorized capital stock of Superholdings immediately prior to the Closing will consist (i) of at least 290,000,000 shares of Superholdings Stock, and (ii) at least 10,000,000 shares of preferred stock. All of the issued and outstanding shares of Superholdings Stock will be duly authorized and validly issued, fully paid and nonassessable and will be free and clear of any preemptive rights. On the date of this Agreement, there are no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, Superholdings for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities, other than stock that may be issued pursuant to the stock option plans and agreements of Public described above (after consummation of the Subsidiary Merger) or pursuant to the Sister Agreements.

     7.9 No Liabilities. At the date of this Agreement, Public has no debt, guaranty, liability or obligation of any nature in excess of $5,000,000, whether accrued, absolute, contingent or otherwise, whether due or to become due, and whether known or unknown, and there is no basis for the assertion against it of any such debt, guaranty, liability or obligation except (i) to the extent set forth or reserved against in full in Public's audited consolidated financial statements and unaudited consolidated financial statements included in the SEC Documents and (ii) liabilities incurred in the ordinary course of business since March 31, 2000.

     7.10 Compliance with Laws. Public has not violated any term of any judgment, writ, decree, order, law, statute, rule or regulation to which it is subject or a party, or by which the business or assets of Public are bound or affected (collectively, "Public Legal Requirements"), except as would not have a material adverse effect on Public. Public has not received notice of any actual, alleged or potential violation of a Public Legal Requirement.

     7.11 Certain Information. None of the information supplied or to be supplied by Public, Superholdings or Merger Sub in written form specifically for inclusion or incorporation by reference in, or which may be deemed to be incorporated by reference in, the Form S-4 or the Form S-1 will, at the time the Form S-4 or Form S-1, as applicable, is filed with the SEC, at any time that such form is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by Public, Superholdings or Merger Sub in written form specifically for inclusion or incorporation by reference in, or which may be deemed to be incorporated by reference in, the Proxy Statement will, at the time it is filed with the SEC, at any time that it is amended or supplemented, at the time it is mailed to the holders of Public Stock and at the time of the Public Stockholders Meeting and, if it is mailed to the Members, at the time it is mailed to the Members and at the time of the Members Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Public, Superholdings or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the LLC Parties or other parties to Sister Agreements specifically for inclusion therein.

     7.12 Litigation. There are no suits, actions or proceedings pending against Public or any of its subsidiaries or, to the knowledge of Public, threatened against Public or any of its subsidiaries, at law or in equity, or before any federal or state commission, board, agency or instrumentality, that are likely to have, individually or in the aggregate, a material adverse effect on Public. There are no outstanding judgments, decrees, injunctions, awards or orders against Public or any of its subsidiaries that are likely to have, individually or in the aggregate, a material adverse effect on Public.

     7.13 Disclosure. None of the representations or warranties of Public, Superholdings or Merger Sub contained in this Agreement, the Related Agreements or the Disclosure Schedules contains any untrue statement of a material fact or omits to state a material fact herein or therein necessary in order to make the statements contained herein or therein not misleading in any material respect.

     7.14 Reorganization. Neither Public, Superholdings nor Merger Sub has knowingly taken, or knowingly failed to take, any action that would reasonably result in the Parent Merger not qualifying as a transaction described in
Section 351(a) of the Code.

                                    ARTICLE 8

                            COVENANTS OF THE PARTIES

     During the periods from the date of this Agreement and continuing until the Effective Time, the parties agree that:

     8.1 Services Agreement. On the date hereof, the parties will execute the Services Agreement. The Services Agreement sets forth the terms pursuant to which Public will manage the LLC's business after HSR Act approval has been obtained and until the earlier of the Closing Date or the Termination Date.

     8.2 Conduct of Business of LLC Pending Closing. Unless otherwise expressly contemplated hereby including, without limitation, pursuant to the terms of the Services Agreement or approved in writing by Public and Superholdings, each of LLC, LLC Holdings and the Subsidiaries shall conduct their respective businesses and operations only in, and each of LLC, LLC Holdings and the Subsidiaries shall not take any action except in, the ordinary course of their respective businesses and consistent with their respective past practices. In the conduct of their respective businesses, each of LLC, LLC Holdings and the Subsidiaries shall comply with the covenants set forth in Section 4.1(b) (LLC Parties' Responsibilities).

     The LLC Parties shall use reasonable best efforts to:

         (a) maintain LLC's, LLC Holdings' and the Subsidiaries' respective rights and franchises and preserve their respective relationships with customers, suppliers and others having business dealings with them with the objective of minimization of the impairment of their respective ongoing businesses;

         (b) preserve, protect and maintain for Public and Superholdings the good will of LLC's, LLC Holdings' and the Subsidiaries' respective employees; and

         (c) to keep available to Public and Superholdings the present officers and employees of LLC, LLC Holdings, and the Subsidiaries.

     The LLC Parties shall consult with Public and Superholdings on strategies for maintaining and preserving LLC's, LLC Holdings' and the Subsidiaries' respective businesses and effecting an orderly transition to Public and Superholdings' ownership of such businesses.

     8.3 Access to Information and Employees. The LLC Parties shall permit, upon reasonable notice during normal business hours, Public and their Representatives to visit and inspect any of the properties of LLC, LLC Holdings and the Subsidiaries, including books and records, and to discuss the affairs, finances and accounts of LLC, LLC Holdings and the Subsidiaries, and Public's and Superholdings' prospects, plans and intentions with LLC's, LLC Holdings' and the Subsidiaries' respective officers, employees, brokers and independent public accountants, as often as any such person may deem necessary or desirable and reasonably request. The LLC Parties shall furnish to Public copies of any Phase 1 or other environmental reports relating to the Real Property or the Leased Premises that are created after the date of this Agreement. The LLC Parties shall permit Public to conduct, subject to the rights of the lessors thereof, at Public's sole discretion, environmental investigations and analyses of the Real Property.

     In this Agreement, "Representatives" means, collectively, a party's directors, officers, employees, stockholders or members (as the case may be), partners, financial parties in interest, agents, advisors, attorneys, accountants, consultants, Affiliates, Associates, financing sources and representatives of any such source, representatives, and any person or entity being considered for any such role.

     8.4 Financial Statements. The LLC Parties shall deliver to Public and Superholdings not later than the 15th business day of each succeeding month, financial statements of the kind described in Section 6.2 (Financial Information) for the month ended July 31, 2000 and each subsequent month before the Closing.

     8.5 Payment of Indebtedness of Related Persons. The Members will cause all indebtedness that any of the Members or any of LLC's, LLC Holdings' or the Subsidiaries' Affiliates owes to LLC, LLC Holdings or any Subsidiary to be paid in full prior to Closing (other than travel advances in the ordinary course of business not to exceed $10,000 in the aggregate).

     8.6 Records of LLC. On or prior to the Closing Date, the LLC Parties shall transfer or cause to be transferred to LLC any files, books, records or other documents relating to the business of LLC, LLC Holdings or any Subsidiary that are the property of LLC, LLC Holdings or any Subsidiary and that are possessed by any LLC Party or any Affiliate of any LLC Party and that are not otherwise possessed by LLC. The LLC Parties may make and retain copies (at their expense) of any such files, books, records and documents transferred to LLC.

     8.7 Employee Benefit Plans. LLC shall maintain in accordance with all legal requirements the Employee Benefit Plans and prior to Closing shall not take any action to terminate or discontinue any such plan without Public's and Superholdings' prior written consent.

     8.8 Tower Payables. The LLC Parties shall cause Tower Company to assume all existing and future tower payables of LLC and LLC Holdings and shall cause LLC, LLC Holdings, and Tower Company to inform all vendors to invoice Tower Company for all such tower payables incurred after June 30, 2000.

                                    ARTICLE 9

                             POST-CLOSING AGREEMENTS

     The Members and Superholdings covenant and agree that after the Closing:

     9.1 Further Actions. Superholdings shall have the right to act in the name and on the behalf of LLC and LLC Holdings, including, without limitation, with respect to the execution and performance of such further instruments of transfer and conveyance, documents and certificates as may be reasonably requested by Superholdings in order to more effectively convey and transfer to Superholdings all of the Members' Interests and businesses of LLC, LLC Holdings and the Subsidiaries, to aid and assist in reducing to possession or exercising rights with respect to same, or to consummate any of the transactions contemplated hereby.

     The Members shall as promptly as practical after receipt deliver to Superholdings any cash, checks, mail, packages, notices and other similar communications of or to LLC, LLC Holdings or the Subsidiaries that any of them receives. The Members shall endorse in favor of Superholdings any checks or other instruments of payment that by their terms are payable to the Members but that are property of LLC, LLC Holdings or the Subsidiaries.

     9.2 Cooperation. The Members shall use reasonable best efforts to aid Superholdings in establishing itself as the new owner and operator of the businesses of LLC, LLC Holdings and the Subsidiaries and, in connection therewith, shall use reasonable best efforts to maintain LLC's, LLC Holdings' and the Subsidiaries' goodwill and reputation with all suppliers, customers, distributors, creditors and others having business relations with LLC, LLC Holdings or the Subsidiaries and in the business community generally. The Members shall cooperate, at Superholdings' expense, and shall cause their Representatives to cooperate, with Superholdings in connection with Superholdings' preparation and filing under the Securities Act or Exchange Act of any registration statement for which the assistance of the LLC Parties or their respective Representatives is reasonably required.

     9.3 Tax Returns. The Members shall file on behalf of LLC (and, if necessary, on behalf of any other LLC Party), all tax returns for the fiscal year ended December 31, 2000, by not later than the unextended due date, and all tax returns for the short period by not later than the unextended due date and shall provide copies of such returns to Superholdings immediately after the filing of such returns.

     9.4 Access to Information; Confidentiality. The Members and Superholdings shall afford to the other and their respective Representatives reasonable access to their respective books and records in order to prepare tax returns within 30 days after the end of the reporting period therefor and other governmental filings within reasonable time to permit the timely filing thereof.

     9.5 [Intentionally deleted].

     9.6 Name. After the Closing, M.R. and S.R. shall have the right to conduct business under the name "Roberts Wireless Communications" and all derivatives thereof.

     9.7 Tower Payables. The Members shall cause Tower Company to assume all existing and future tower payables of LLC and LLC Holdings not otherwise assumed pursuant to Section 8.8 (Tower Payables) and shall cause Tower Company to inform all vendors to invoice Tower Company for all such tower payables incurred after June 30, 2000.

     9.8 Reorganization. Following the Closing, Superholdings will not knowingly take or knowingly permit any of its subsidiaries or Affiliates to take any action or knowingly fail to take any action that would reasonably cause the Parent Merger not to qualify as a transaction described in Section 351(a) of the Code.

     9.9 Insurance. Public and Superholdings acknowledge that LLC's insurance coverage and health insurance are provided under blanket policies covering other affiliates of LLC not included in this transaction and that such coverages will be terminated with respect to LLC and LLC Holdings at Closing. Accordingly, Superholdings will be responsible for providing replacement coverage effective at the Closing, provided that LLC's coverages shall apply with respect to insured events occurring prior to the Closing.

                                   ARTICLE 10

                                 INDEMNIFICATION

     10.1 Survival; Etc.


         (a) Contents of this Agreement. The representations, warranties, covenants and agreements made in Superholdings Closing Certificate, LLC Parties Closing Certificate, and any Disclosure Schedule shall be deemed representations, warranties, covenants and agreements made herein.

         (b) No Effect on Liability. None of (i) the consummation of the transactions contemplated by this Agreement or the Related Agreements, (ii) the delay or omission of any party to exercise any of its rights under this Agreement or any Related Agreement or (iii) any investigation or disclosure that any party makes, any notice or certificate that any party gives, or any knowledge that any party obtains as a result thereof, or otherwise, shall (A) affect the liability of the parties to one another for Breaches of this Agreement or any Related Agreement or (B) prevent any party from relying on the representations or warranties contained in this Agreement or any Related Agreement.

         As used herein, a party's "Breach" shall mean any representation or warranty being untrue when made by such party, any breach of any of such party's covenants or agreements or any other claim that may be asserted against such party arising from the document in question or the transactions contemplated thereby.

         (c) Survival. The representations and warranties of Public, Superholdings, Merger Sub and the Members made in this Agreement or any Related Agreement shall survive the Closing, subject to the limitations set forth in Section 10.1(d) (Commencing Actions). The representations and warranties of LLC, LLC Holdings and Subsidiaries made herein shall be extinguished at the Closing and LLC, LLC Holdings and Subsidiaries shall each have no liability thereafter for Breach hereof. Effective at the Closing, the Members waive and release any claim for Breach of this Agreement or any Related Agreement by LLC, LLC Holdings or the Subsidiaries, including without limitation any claim for indemnification or contribution.

         (d) Commencing Actions. If the Closing occurs, then any action against any party hereto for Breaches of this Agreement (other than breaches of covenants or agreements) occurring on or prior to the time of the Closing that is not commenced prior to the Closing pursuant to Section 10.7 (Dispute Resolution) or withheld against pursuant to Section 10.2(d) (Form of Payment; Interim Losses) shall be deemed waived, and no person shall have any remedy against any party for any such Breaches; provided, however,
     (i) if any Indemnified Party is subject to Losses for Breaches in Sections 6.1(b) (Validity and Authorization; Power and Authority), 6.3 (Members' Interests), 7.1(b) (Corporate Power and Authority; Validity and Authorization) or 7.4 (Superholdings Stock) such Indemnified Party may commence an action against the Indemnifying Party to recover such Losses at any time that such Indemnified Party is subject to Losses with respect thereto and shall not be barred by the first clause of this Section and
     (ii) if any Superholdings Indemnitee is subject to Losses for Breaches in
     Section 6.5(b) (Tax Matters), such Superholdings Indemnitee may commence an action against the Members to recover such Losses for one year after the Closing Date and shall not be barred by the first clause of this Section; provided, further, that any such Indemnified Party shall use reasonable best efforts to obtain for itself and for the Indemnifying Party the benefit of any statute of limitations applicable as against any third party.

         (e) Materiality. In determining whether (i) a party's representations and warranties are true and correct in any respect, (ii) a party has performed any of his, her or its covenants or agreements contained herein or (iii) a Breach of this Agreement or any Related Agreement has occurred, such representations, warranties, covenants, agreements and Breaches shall be deemed to not include any qualification or limitation with respect to materiality (whether by reference to a "Material Adverse Change," "material adverse effect" or otherwise). The terms "material," "material adverse effect" and similar terms (other than Public Material Adverse Change and LLC Material Adverse Change) shall be construed in the customary manner, but in any event shall mean changes, effects, events, occurrences, and other matters substantially less in magnitude than a Public Material Adverse Change in the case of Public, Superholdings or Merger Sub or an LLC Material Adverse Change in the case of the LLC Parties.

     10.2 Indemnities.


         (a) Indemnification of Superholdings. Subject to the other provisions of this Article, before the Closing the LLC Parties jointly and severally, and after the Closing, the members of LLC Holdings jointly and severally (collectively, as applicable, the "Member Indemnitors"), shall defend, indemnify and hold Superholdings and its Affiliates, and their respective directors, officers, employees, stockholders or members (as the case may be), agents, advisors, attorneys, accountants, consultants and affiliates (collectively, the "Superholdings Indemnitees"), harmless from and against, and promptly reimburse Superholdings Indemnitees for, any loss, expense, damage, deficiency, liability, claim or obligation, including investigative costs, costs of defense, settlement costs (subject to approval as provided below) and attorneys' and accountants' fees (collectively, "Losses") that any Superholdings Indemnitee suffers or incurs or to which any Superholdings Indemnitee becomes subject, which Losses arise out of or in connection with (i) any Breach by any of the LLC Parties of this Agreement,
     (ii) any claim asserted by any third party that, assuming the truth thereof, would constitute a Breach by any of the LLC Parties of this Agreement, (iii) the Cause of Action and all Proceedings or (iv) all matters listed in the LLC Parties Closing Certificate.

         The amount of the Losses payable by such Member Indemnitors shall bear interest from the date the Losses are incurred at a rate of interest per annum that shall, from day to day, equal the lesser of (x) the variable rate of interest published in the "Money Rates" section of the Wall Street Journal (or the comparable section of such newspaper) as the prime rate of interest on corporate loans at large United States money center commercial banks and (y) the maximum rate allowed under applicable law.

         Each Member Indemnitor agrees that any liability for indemnification (a "Member Indemnified Claim") under this Section 10.2(a) shall be borne by the Member Indemnitors jointly and severally regardless of which Member Indemnitor is required to make any payments to a Superholdings Indemnitee for a Member Indemnified Claim pursuant to this Section 10.2(a). If any Member Indemnitor ("Paying Member Indemnitor") is required to pay or is held liable for any amount with respect to a Member Indemnified Claim, each of the other Member Indemnitors (the "Remaining Member Indemnitors") shall be liable to the Paying Member Indemnitor for, and shall contribute to and hold the Paying Member Indemnitor harmless from and against, an amount equal to such Remaining Member Indemnitor's pro rata share of such liability (based upon the aggregate dollar value of the Per Unit LLC Consideration and the Per Unit Cash Consideration received by such Remaining Member Indemnitor pursuant to the Parent Merger), as adjusted to account for a default by any Member Indemnitor in meeting its obligations hereunder. Such amount shall be paid within five days of the date any Paying Member Indemnitor is held liable for, or is required to pay, a Member Indemnified Claim.

         (b) Indemnification of the Members. Subject to the other provisions of this Article before the Closing, Public, and after the Closing, Superholdings, (the "Superholdings Indemnitors") shall defend, indemnify and hold the Members harmless from and against, and promptly reimburse them for, any Losses that the Members incur or to which the Members become subject, which Losses arise out of or in connection with (i) any Breach by Public, Superholdings or Merger Sub of this Agreement or (ii) any claim asserted by any third party that, assuming the truth thereof, would constitute a Breach by Public, Superholdings or Merger Sub of this Agreement.

         The amount of the Losses payable by the Superholdings Indemnitors shall bear interest from the date the Losses are incurred at a rate of interest per annum that shall, from day to day, equal the lesser of (x) the variable rate of interest published in the "Money Rates" section of the Wall Street Journal (or the comparable section of such newspaper) as the prime rate of interest on corporate loans at large United States money center commercial banks and (y) the maximum rate allowed under applicable law.

         (c) Contribution. If the indemnification provided for in this Section
     10.2 is unavailable to an indemnified party under Sections 10.2(a) (Indemnification of Superholdings) or 10.2(b) (Indemnification of the Members) (other than by reason of exceptions provided in this Article 10) in respect of any Losses, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the LLC Parties (for Losses arising prior to the Closing) or the Members (for Losses arising after Closing), on the one hand, and of Public (for Losses arising prior to the Closing) or Superholdings (for Losses arising after the Closing), on the other hand, in connection with the Breaches which resulted in such Losses, as well as any other relevant equitable considerations.


         The LLC Parties, Public and Superholdings agree that it would not be just and equitable if contribution pursuant to this Section 10.2(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this
     Section 10.2(c), no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         (d) Form of Payment; Interim Losses.


             (i) Escrow Deposit. Subject to the provisions of this Section 10.2(d), at the Closing, Superholdings may, after notice to the Members specifying the factual basis therefor in reasonable detail, collectively withhold from the aggregate amount of the Per Unit LLC Consideration a number of shares of Superholdings Stock representing up to $40 million in value (using the average of the last reported sales prices as reported by The Nasdaq Stock Market for Public Stock for the 10 days preceding the Closing Date) (the "Escrow Deposit") to satisfy Losses for which claims of indemnity may have arisen at or prior to the Closing Date for which Superholdings claims indemnity pursuant to this Agreement ("Interim Losses").

             (ii) Interim Loss Value. In order to quantify the actual value of the Interim Losses, after the Closing a national accounting firm, independent of the parties hereto and selected by Superholdings, shall attempt to estimate the amount of Interim Losses (the "Interim Loss Value"). If such accounting firm is able to reasonably estimate the amount of each claim comprising the Interim Loss Value, as a fixed amount or as a range of amounts, then the amount withheld shall equal the estimated fixed amount(s) and/or the maximum amount of such estimated range(s) of amounts for each claim comprising the Interim Loss Value. If such accounting firm is unable, for any reason whatsoever, to reasonably estimate the amount of any claim comprising the Interim Loss Value, as a fixed amount or as a range of amounts, then Superholdings shall have no right to withhold any amount with respect to such claim.

             (iii) Escrow Adjustment. On the third business day following the date on which the amount of the Interim Loss Value has been determined pursuant to Section 10.2(d)(ii)(Interim Loss Value), the difference, if any, between the Interim Loss Value and the Escrow Deposit (the "Escrow Adjustment") shall be paid in shares of Superholdings Stock (using the average of the last reported sales prices as reported by The Nasdaq Stock Market for Public Stock for the 10 days preceding the Closing
         Date) as follows:

                 (A) If the amount of the Interim Loss Value is less than the
             Escrow Deposit, then the Escrow Agent shall pay and cause to be paid to the Members the Escrow Adjustment, as provided in the Escrow Agreement.

                 (B) If the amount of the Interim Loss Value is greater than the
             Escrow Deposit, then the Members shall pay and cause to be paid to the Escrow Agent the Escrow Adjustment, as provided in the Escrow Agreement.

             (iv) Resolution of Claims. The Escrow Agent shall hold the Escrow Funds in the Escrow Account until final resolution of the matters giving rise to the Losses or potential Losses as well as other Losses that Superholdings subsequently asserts, and then deliver the Escrow Funds in accordance with such resolution, as provided in the Escrow Agreement. After such final resolution, the Escrow Agent shall deliver to Superholdings the Superholdings Stock, together with any dividends or other distributions with respect thereto, in satisfaction of any liability in accordance with Section 10.2(d)(v) (Satisfaction of Liability). After the distribution to Superholdings, the Escrow Agent will release the remaining balance of the Escrow Funds not subject to further claims to the Members, as provided in the Escrow Agreement.

             (v) Satisfaction of Liability. After Closing, any party may satisfy its liability under this Article 10 by (A) delivering shares of Superholdings Stock valued at the average of the last reported sale prices as reported by The Nasdaq Stock Market for the 10 days preceding the date of delivery, together with any dividends or other distributions with respect thereto or (B) cash payments, at the sole option of such party. If a Member satisfies its liability by cash payment instead of Superholdings Stock, then the Escrow Agent shall release to such Member the shares of Superholdings Stock as determined pursuant to Section 1.2(a)(i) (Superholdings Stock), valued at the average of the last reported sale prices as reported by The Nasdaq Stock Market for the 10 days preceding the date of delivery, together with any dividends or other distributions with respect thereto; provided, however, that Superholdings and the Members must provide the Escrow Agent with the proper instruments, as detailed in the Escrow Agreement, as a condition to the Escrow Agent making any distribution of the Escrow Funds.


         (e) Termination Fee. If the Closing fails to occur due to a Breach by Superholdings, Public or Merger Sub, then the LLC Parties shall be entitled to receive an aggregate of (i) the total amount of management fees paid to Public under the Services Agreement plus (ii) any consent fee paid to obtain consent to the Parent Merger under the Credit Agreement in immediately available funds (the "Termination Fee") from either Superholdings or Public. Notwithstanding any other provisions of this Agreement, the receipt of the Termination Fee shall be the sole and exclusive remedy available to the LLC Parties for any failure of the Closing due to Breach by Superholdings, Public, or Merger Sub, and the LLC Parties hereby waive their rights to any other remedies, whether at law or in equity, for such failure caused by such Breach.


     10.3 Limitations on Indemnities.


         (a) Basket.


             (i) Member Indemnitors. Notwithstanding anything to the contrary in this Article, after the Closing, the Member Indemnitors shall not have any obligation to indemnify the Superholdings Indemnitees for Losses arising from a Breach of this Agreement at or prior to the Closing until the indemnifiable Losses incurred by the Superholdings Indemnitees or to which the Superholdings Indemnitees become subject, arising from a Breach of this Agreement at or prior to the Closing, exceed $1.0 million, at which time the Member Indemnitors shall indemnify the Superholdings Indemnitees pursuant to this Article 10 for the full amount of the Losses; provided, however, that the Member Indemnitors shall indemnify the Superholdings Indemnitees for the full amount of all Losses incurred by the Superholdings Indemnitees related to a Breach of (i) Section 6.4(a)(iv) hereof (Notes and Accounts Receivable), (ii) Section 6.5(b) (Tax Matters) related to sales tax on asset purchase transactions with Sprint or its Affiliates, (iii) this Agreement relating to or resulting from the failure by any Company to perform archaeological studies or surveys with respect to cellular tower sites without regard to whether such Losses exceed such dollar amount, or (iv) Section 4.22 (Sprint Payments).

             (ii) Superholdings Indemnitors. Notwithstanding anything to the contrary in this Article, the Superholdings Indemnitors shall not have any obligation to indemnify the Members for Losses arising from a Breach of this Agreement at or prior to the Closing until the indemnifiable Losses incurred by the Members or to which the Members become subject, arising from a Breach of this Agreement at or prior to the Closing, exceed $1.0 million, at which time the Superholdings Indemnitors shall indemnify the Members pursuant to this Article 10 for the full amount of the Losses.


         (b) Cap. After the Closing, no Indemnifying Party shall incur any liability for Losses pursuant to this Article in excess of the aggregate dollar value (with appropriate reductions for amounts received by such Indemnifying Party pursuant to Section 10.2(c) (Contribution)) of the Per

   Unit LLC Consideration (with each share of Superholdings Stock valued at the average of the last reported sale prices of a share of Public Stock as reported by The Nasdaq Stock Market for the ten (10) days preceding the Closing Date) and the Per Unit Cash Consideration paid or received, as the case may be, by such Indemnifying Party pursuant to the Parent Merger; provided however, that no Member Indemnitor shall have any liability for Losses after he has satisfied Losses by delivering to Indemnified Parties
   (i) the number of shares of Superholdings Stock he received as his aggregate Per Unit LLC Consideration and (ii) cash in an amount equal to his aggregate Per Unit Cash Consideration.


     (c) Services Agreement. Notwithstanding anything to the contrary in this
   Article 10, the Member Indemnitors shall not have any obligation to indemnify the Superholdings Indemnitees for Losses to the extent such Losses have been caused primarily by the actions of Public or any of its Affiliates under the Services Agreement or by the failure of Public to or any of its Affiliates take actions under the Services Agreement that would reasonably be taken in the ordinary course of LLC's business.

     (d) Damages. Losses recoverable for breach of this Agreement shall be limited to actual damages, and no party shall recover consequential, punitive, lost opportunity or special damages of any nature, regardless of the nature of such party's claim or such party's theory of liability.

     (e) Exclusivity. In the absence of fraud, the indemnification provisions of this Article 10 shall be the exclusive remedy for any loss, expense, damage, deficiency, liability, claim or obligation, including investigative costs, costs of defense, settlement costs (subject to consent as provided in Section 10.4(b) (Defense Costs)) and attorneys' and accountants' fees in connection with this Agreement or any Breach hereof.

     (f) Indemnification of Escrow Agent. Regarding Section 7 (Indemnification of Escrow Agent) of the Escrow Agreement, (i) the Superholdings Indemnitors' liability pursuant to Section 7 of the Escrow Agreement shall not exceed 50% of the aggregate loss, liability or expenses incurred by the Escrow Agent and (ii) the Member Indemnitors' aggregate liability pursuant to Section 7 of the Escrow Agreement shall not exceed 50% of the aggregate loss, liability or expenses incurred by the Escrow Agent; provided, that, each Member Indemnitors' liability pursuant to Section 7 of the Escrow Agreement shall not exceed, and shall be in proportion to, the aggregate dollar value of the Per Unit LLC Consideration (with each share of Superholdings Stock valued at the average of the last reported sale prices of a share of Public Stock as reported by The Nasdaq Stock Market for the ten (10) days preceding the Closing Date) and the Per Unit Cash Consideration received by such Member Indemnitor pursuant to the Parent Merger.


   10.4 Notice and Opportunity to Defend.


     (a) Notice, Etc. If any party (the "Indemnified Party") receives notice of any third-party claim or commencement of any third-party action or proceeding (an "Asserted Liability") with respect to which any other party (an "Indemnifying Party") is obligated to provide indemnification pursuant to Section 10.2(a) (Indemnification of Superholdings ) or Section 10.2(b) (Indemnification of the Members), the Indemnified Party shall promptly give all Indemnifying Parties notice thereof. The Indemnified Party's failure so to notify an Indemnifying Party shall not cause the Indemnified Party to lose its right to indemnification under this Article 10, except to the extent that such failure materially prejudices the Indemnifying Party's ability to defend against an Asserted Liability that such Indemnifying Party has the right to defend against hereunder (and except as otherwise set forth in this Article 10). Such notice shall describe the Asserted Liability in reasonable detail, and if practicable shall indicate the amount (which may be estimated) of the Losses that have been or may be asserted by the Indemnified Party. Each of the Indemnifying Parties may defend against an Asserted Liability on behalf of the Indemnified Party utilizing counsel reasonably acceptable to the Indemnified Party, unless
   (i) the Indemnified Party reasonably objects to the assumption of such defense on the grounds that counsel for such Indemnifying Party cannot represent both the Indemnified Party and such Indemnifying Party because such representation would be reasonably likely to result in a conflict of interest or because there may be defenses available to the Indemnified

   Party that are not available to such Indemnifying Party, (ii) such Indemnifying Party is not capable (by reason of insufficient financial capacity, bankruptcy, receivership, liquidation, managerial deadlock, managerial neglect or similar events) of maintaining a reasonable defense of such action or proceeding, or (iii) the action or proceeding seeks injunctive or other equitable relief against the Indemnified Party.


     (b) Defense Costs. If any Indemnifying Party defends an Asserted Liability, it shall do so at its own expense and shall not be responsible for the costs of defense, investigative costs, attorney's fees or other expenses incurred to defend the Asserted Liability (collectively, "Defense Costs") of the Indemnified Party (which may continue to defend, at its own expense). Notwithstanding the foregoing, if the person or entity asserting the Asserted Liability against the Indemnified Party claims or seeks amounts in excess of the amount set forth in Section 10.3(b) (Cap), then the Indemnifying Party shall remain liable for the Defense Costs incurred by the Indemnified Party. If the Indemnified Party assumes the defense of an Asserted Liability by reason of clauses (i), (ii) or (iii) of subsection
   (a) above, or because the Indemnifying Party has not elected to assume the defense, then such Indemnifying Party shall indemnify the Indemnified Party for its Defense Costs; provided, however, the Indemnifying Parties shall not be liable for the costs of more than one counsel for all Indemnified Parties in any one jurisdiction. An Indemnifying Party may settle any Asserted Liability only with the consent of the Indemnified Party, which consent shall not be unreasonably withheld.

     (c) Third Party Claims. The parties shall cooperate with each other with respect to the defense of any claims or litigation made or commenced by third parties subsequent to the Closing Date arising out of or in connection with the transactions contemplated by this Agreement or any Related Agreement and with respect to which indemnification is not available (for any reason) under this Article 10, provided that the party requesting cooperation shall reimburse the other party for the other party's reasonable out-of-pocket costs and expenses of furnishing such cooperation.


   10.5 Delays or Omissions, Etc. Except as provided in Section 10.1
(Survival; Etc.) and Section 10.4(a) (Notice, Etc.), no delay or omission to exercise any right, power or remedy inuring to any party upon any breach or default of any party under this Agreement or any Related Agreement shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Neither the exercise of nor the failure to exercise any remedy under this Agreement or any Related Agreement will constitute an election of remedies or limit in any manner enforcement of any remedies. All remedies either under this Agreement or any Related Agreement or by law or otherwise afforded to the parties shall be cumulative and not alternative.

   10.6 Governing Law; Attorneys' Fees. This Agreement and the Related Agreements shall be governed by, construed, interpreted and applied in accordance with the laws of the State of Texas, without giving effect to any conflict of laws rules that would refer the matter to the laws of another jurisdiction.

   Subject to Section 10.7 (Dispute Resolution), each party hereto hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of Kansas, Kansas City Division and, if such court does not have jurisdiction, of the courts of the State of Kansas in Wyandotte County, for the purposes of any action arising out of this Agreement or any of the Related Agreements, or the subject matter hereof or thereof, brought by any other party hereto or thereto.

   Subject to Section 10.7 (Dispute Resolution), to the extent permitted by applicable law, each party hereby waives and agrees not to assert, by way of motion, as a defense or otherwise in any such action, any claim (i) that it is not subject to the jurisdiction of the above-named courts, (ii) that the action is brought in an inconvenient forum, (iii) that it is immune from any legal process with respect to itself or its property, (iv) that the venue of the suit, action or proceeding is improper or (v) that this Agreement or any Related Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts.

   The prevailing party in any action or proceeding relating to this Agreement or any Related Agreement shall be entitled to recover reasonable attorneys' fees and other costs from the non-prevailing parties, in addition to any other relief to which such prevailing party may be entitled.

   10.7 Dispute Resolution.


       (a) Arbitration. All disputes and controversies of every kind and nature between the parties hereto arising out of or in connection with this Agreement (including without limitation this Article 10) or the Related Agreements as to the construction, validity, interpretation or meaning, performance, non-performance, enforcement, operation, or breach, shall be submitted to arbitration pursuant to the following procedures:


         (i) Notice. After a dispute or controversy arises, either party may, in a written notice delivered to the other party, demand such arbitration. Such notice shall designate the name of the arbitrator (who shall be an impartial person) appointed by the party demanding arbitration, together with a statement of the matter in controversy.

         (ii) AAA. Within 30 days after receipt of such demand, the other party shall, in a written notice delivered to the party demanding arbitration, name such party's arbitrator (who shall be an impartial person). If such party fails to name an arbitrator, then the second arbitrator shall be named by the American Arbitration Association (the "AAA"). The two arbitrators so selected shall name a third arbitrator (who shall be an impartial person) within 30 days, or in lieu of such agreement on a third arbitrator by the two arbitrators so appointed, the third arbitrator shall be appointed by the AAA. If any arbitrator appointed hereunder shall die, resign, refuse, or become unable to act before an arbitration decision is rendered, then the vacancy shall be filled by the methods set forth in this Section 10.7(a)(ii) for the original appointment of such arbitrator.

         (iii) Costs. Each party shall bear its own arbitration costs and expenses. The arbitration hearing shall be held in Kansas City, Kansas at a location designated by a majority of the arbitrators. The Commercial Arbitration Rules of the American Arbitration Association shall govern at such hearing and the substantive laws of the State of Texas (excluding conflict of laws provisions) shall apply.

         (iv) Hearing. The arbitration hearing shall be concluded within ten days unless otherwise ordered by the arbitrators and the written award thereon shall be made within 15 days after the close of submission of evidence. An award rendered by a majority of the arbitrators appointed pursuant hereto shall be final and binding on all parties to the proceeding, shall resolve the question of costs of the arbitrators and all related matters, and judgment on such award may be entered and enforced by either party in any court of competent jurisdiction.

         (v) Complete Defense. Except as set forth in Section 10.7(b) (Emergency Relief), the parties stipulate that the provisions of this
       Section 10.7 shall be a complete defense to any suit, action or proceeding instituted in any federal, state or local court or before any administrative tribunal with respect to any controversy or dispute arising out of this Agreement or any of the Related Agreements. The arbitration provisions hereof shall, with respect to such controversy or dispute, survive the termination or expiration of this Agreement or the Related Agreements.


         Except in response to a subpoena or other legal process or disclosure to professional advisors, lenders and investors, neither any party hereto nor the arbitrators may disclose the existence or results of any arbitration hereunder without the prior written consent of the other party; nor will any party hereto disclose to any third party any confidential information disclosed by any other party hereto in the course of an arbitration hereunder without the prior written consent of such other party. Notwithstanding the foregoing, the parties acknowledge that Public or Superholdings may disclose the existence or results of an arbitration hereunder, as well as information otherwise required to be disclosed by deposition, subpoena or other court or governmental action in connection with Public's or Superholdings' obligations under the Exchange Act and the rules and regulations promulgated thereunder and in connection with Public's or Superholdings' registration of offerings of securities under the Securities Act and the rules and regulations promulgated thereunder, other laws, regulations or stock exchange requirements.

       (b) Emergency Relief. Notwithstanding anything in this Section 10.7 to the contrary and subject to the provisions of Section 10.6 (Governing Law; Attorneys' Fees), either party may seek from a court any provisional remedy that may be necessary to protect any rights or property of such party pending the establishment of the arbitral tribunal or its determination of the merits of the controversy.

       (c) Definition of Parties. For purposes of this Section 10.7 only, prior to the Closing, the LLC Parties shall be considered one "party" and Public, Superholdings and Merger Sub shall be considered one "party" and, after the Closing, the Members shall be considered one "party" and Public, Superholdings and LLC shall be considered one "party".


                                   ARTICLE 11

                                  MISCELLANEOUS

     11.1 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the permitted assigns, successors, heirs, executors and administrators of the parties hereto. This Agreement may not be assigned without the written consent of Public, Superholdings and the LLC Parties and any attempted assignment without such consent shall be null and void; provided, however, each of Public, Superholdings and Merger Sub may assign any of its rights and obligations hereunder to one of its Affiliates; provided further, that the LLC Parties may assign their rights to the lenders as collateral under the Credit Agreement; provided further, that any assignment hereunder shall not relieve any party of any obligations or liabilities hereunder.

     11.2 Entire Agreement. This Agreement (including the Disclosure Schedules and Exhibits hereto), the other documents delivered pursuant hereto and referenced herein constitute the full and entire understanding and agreement between the parties hereto and supersede any other agreement, written or oral, with regard to the subject matter hereof. This Agreement supersedes those certain letters dated May 11, 2000, as amended, among certain of the parties hereto (the "Letters") and hereby supercedes and replaces in its entirety that certain previous Agreement and Plan of Reorganization by and among Public, Superholdings, Merger Sub, LLC and Members dated as of July 31, 2000.

     11.3 Amendment. Subject to any applicable provisions of the DGCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after adoption of this Agreement at the Public Stockholders Meeting, and, if necessary, the Members Meeting, no amendment shall be made which would reduce the amount or change the type of consideration into which shares of Public Stock or Members' Interests shall be converted upon consummation of the Reorganization. This Agreement may not be modified or amended except by written agreement executed and delivered by each of the respective parties hereto. Notwithstanding the foregoing, the merger consideration that the LLC Holdings' members shall receive can be adjusted if all of the members of LLC Holdings approve of any such changes.

     11.4 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to
Section 11.3 (Amendment), waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     11.5 Notices, Etc. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by certified or registered mail, postage prepaid with return receipt requested, telecopy (with hard copy delivered by overnight courier service), or delivered by hand, messenger or overnight courier service, and shall be deemed given when received at the addresses or telecopy numbers of the parties set forth below, or at such other address or telecopy number furnished in writing to the other parties hereto:

   If to LLC, LLC Holdings       Roberts Wireless Communications, L.L.C.
                                 1408 North Kingshighway, Suite 300
                                 Saint Louis, Missouri 63113
                                 Attention: Michael V. Roberts
                                 (314) 367-0174 (fax)

   with copies to:               Joseph S. von Kaenel, Esq.
                                 Armstrong Teasdale LLP
                                 One Metropolitan Square, Suite 2600
                                 Saint Louis, Missouri 63102
                                 (314) 621-5065 (fax)

   If to Public or Merger Sub:   Alamosa PCS Holdings, Inc.
                                 5225 S. Loop 289
                                 Suite 120
                                 Lubbock, Texas 79424
                                 Attention: David E. Sharbutt,
                                       Chief Executive Officer
                                 (806) 722-1127 (fax)

   with copies to:               Haynes and Boone, LLP
                                 1600 North Collins Boulevard, Suite 2000
                                 Richardson, Texas 75080
                                 Attention: William S. Kleinman
                                 (972) 692-9065 (fax)

     11.6 Third Party Beneficiary, Etc. Except as otherwise specifically hereinabove provided, there shall be no third party beneficiary hereof. Neither the availability of, nor any limit on, any remedy hereunder limits the remedies of any party hereto against third parties.

     11.7 Reformation; Severability. In case any provision hereof shall be invalid, illegal or unenforceable, such provision shall be reformed to best effectuate the intent of the parties and permit enforcement hereof, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If such provision is not capable of reformation, it shall be severed from this Agreement and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     11.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. Any counterpart may be delivered by facsimile and shall be treated as an original, provided that attachment thereof shall constitute the representation and warranty of the person delivering such signature that such person has full power and authority to attach such signature and to deliver this Agreement.

     11.9 Titles and Subtitles. The titles of the paragraphs and subparagraphs hereof are for convenience of reference only and are not to be considered in construing this Agreement. References to "Articles" and "Sections" herein are references to articles and sections of this Agreement, respectively. The words "herein," "hereof," "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

     11.10 Confidentiality.


     (a) Confidential Information. As used herein, "Confidential Information" means confidential business information regarding any party hereto or its Affiliates, including, without limitation, marketing lists used by LLC or any information identifying the source of, and the process used by

   LLC to obtain, such marketing lists; customer lists and files; prices and costs; business and financial records; information relating to personnel contracts; stock ownership; liabilities; litigation and the terms of this Agreement or any Related Agreement and any written analysis or other document reflecting such information that a party hereto prepared (an "Analysis"). For purposes of this Section 11.10, the party or parties disclosing Confidential Information are referred to collectively as the "Disclosing Party" and the party or parties receiving Confidential Information are referred to collectively as the "Receiving Party." However, "Confidential Information" shall not include:

         (i) any information properly obtained and already in the possession of the Receiving Party, prior to the execution of the letter agreement, dated May 11, 2000, as amended, or information available to the Receiving Party from public records or from other sources in accordance with law,

         (ii) any information that is in the public domain or subsequently enters the public domain otherwise than through disclosure by the Receiving Party or any of the Receiving Party's Representatives,

         (iii) any information that is independently developed by or on behalf of the Receiving Party without reference to the Confidential Information,

         (iv) any information that is acquired from a person (other than Public, Superholdings, Merger Sub or the LLC Parties) not known by the Receiving Party to be providing such information in breach of a confidentiality obligation, or

         (v) information the release of which has been approved in writing by the Disclosing Party;

       provided, that, further information received by Public, Superholdings or Merger Sub shall cease to be Confidential Information after the Closing.


       (b) Disclosure. The LLC Parties, on the one hand, and Public, Superholdings, and Merger Sub, collectively on the other, will treat the Confidential Information disclosed by the other as confidential, will use the Confidential Information only in connection with their evaluation of the transactions hereunder, and will not disclose it to others, except that each party shall have the right to communicate the information to any of such party's Representatives; provided, that, such Representative is informed that the Confidential Information is confidential and such Representative agrees to be bound by the terms of this Section 11.10. The parties shall be liable for any breach of this Section 11.10 by any of their Representatives.

       The parties acknowledge that Public and Superholdings may disclose Confidential Information in connection with Public's and Superholdings' obligations under the Exchange Act and the rules and regulations promulgated thereunder, and in connection with Public's and Superholdings' registration of offerings of securities under the Securities Act, and the rules and regulations promulgated thereunder; provided, however, that prior to any such disclosure of Confidential Information, Public or Superholdings shall provide LLC with the opportunity to review and comment, if practicable, upon the disclosure. Any such disclosures of Confidential Information by Public or Superholdings shall not be a breach or violation of this Section 11.10.

       Each of the LLC Parties acknowledge that (a) it is aware that the United States securities laws prohibit any person who has material, nonpublic information about a company from purchasing or selling securities of that company, or from communicating that information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell those securities and (b) it is familiar with the Exchange Act and the rules and regulations promulgated thereunder, and agrees that it will neither use, nor cause any third party to use, any Confidential Information in contravention of the Exchange Act or any such rules and regulations, including Rules 10b-5 and 14e-3.

       If any Receiving Party becomes legally compelled by deposition, subpoena or other court or governmental action to disclose any of the Confidential Information, then such Receiving Party will give the Disclosing Party prompt notice to that effect, and will cooperate with the Disclosing Party if the Disclosing Party seeks to obtain a protective order concerning the Confidential Information. The Receiving Party will disclose only such Confidential Information as its counsel shall advise is legally required.


       The parties acknowledge that remedies at law may be inadequate to protect against breach of this Section 11.10. Each party hereby agrees in advance to the granting of injunctive relief in the non-breaching party's or parties' favor without proof of actual damages as a remedy for breach of this Section 11.10.

       Upon termination of this Agreement pursuant to the provisions of Article 5 (Termination), the Receiving Party will, at the Disclosing Party's request, return to the Disclosing Party or destroy all originals, copies, extracts or other reproductions of the Confidential Information that the Disclosing Party provides, and destroy any Analysis.


   11.11 Expenses. Except as otherwise expressly provided herein, each party hereto will bear its respective expenses (third-party or otherwise) incurred in connection with the preparation, execution and performance of this Agreement, the Related Agreements and the transactions contemplated herein or therein, including without limitation all fees and expenses of agents, representatives, counsel and accountants. The LLC Parties shall not utilize assets of LLC to pay such expenses. Notwithstanding the foregoing, LLC may pay up to $400,000 for the expenses it incurs in connection with this Agreement for its accountants, attorneys, and fairness opinions plus any filing fees of the LLC Parties required under the HSR Act.

   11.12 Responsibility for Superholdings and Merger Sub. Public shall be directly responsible for assuring that Superholdings and Merger Sub perform all of their obligations hereunder.

   11.13 Knowledge. Statements herein based on the knowledge of LLC or LLC Holdings or words of similar import shall mean only the actual knowledge after due inquiry of S.R., M.R. or K.G.

                                    * * * * *

   This Agreement has been executed and delivered as of the date first written above.



                                      ROBERTS WIRELESS COMMUNICATIONS, L.L.C.:


                                      By: /s/ Michael V. Roberts
                                      --------------------------
                                      Its: Member


                                      The Members:


                                      /s/ Steven C. Roberts
                                      ---------------------
                                      Steven C. Roberts


                                      /s/ Michael V. Roberts
                                      ----------------------
                                      Michael V. Roberts



                                      ALAMOSA PCS HOLDINGS, INC.:


                                      By: /s/ David E. Sharbutt
                                      -------------------------
                                      Name: David E. Sharbutt
                                      Title: Chief Executive Officer


                                      ALAMOSA HOLDINGS, INC.:


                                      By: /s/ David E. Sharbutt
                                      -------------------------
                                      Name: David E. Sharbutt
                                      Title: President


                                      ALAMOSA SUB I, INC.:


                                      By: /s/ David E. Sharbutt
                                      -------------------------
                                      Name: David E. Sharbutt
                                      Title: President

                                                                 EXHIBIT 1.2(b)



                                ESCROW AGREEMENT


     This Escrow Agreement (the "Escrow Agreement") is dated
                     , 2000 by and among Alamosa Holdings, Inc., a Delaware corporation ("Superholdings"), Steven C. Roberts and Michael V. Roberts
(collectively, the "Members") and                 (the "Escrow Agent").



                                    RECITALS


     A. The parties are entering into this Escrow Agreement pursuant to Section 1.2(b) of that certain Agreement and Plan of Reorganization (the "Agreement") dated as of July 31, 2000.

     B. All capitalized terms used herein and not otherwise defined in this Escrow Agreement will have the meanings assigned to them in the Agreement.



                                    AGREEMENT


     In consideration of the mutual covenants and agreements herein contained and in the Agreement, the parties hereby agree as follows:

     1. Creation of Escrow Account; Delivery of Funds. An escrow account designated by Superholdings (the "Escrow Account") has been established by the
Escrow Agent. Superholdings has delivered to the Escrow Agent          shares
of Superholdings Stock (the "Escrow Deposit"), and corresponding stock powers, to be held in the Escrow Account, and the Escrow Agent acknowledges receipt of the Escrow Deposit pursuant to the terms and conditions of this Escrow Agreement.

     2. Escrow Adjustment. The Members may deposit additional shares of Superholdings Stock with the Escrow Agent pursuant to the terms of the Agreement (the "Escrow Adjustment") after the date hereof. The aggregate of the Escrow Deposit and the Escrow Adjustment shall be defined as the "Escrow Funds."

     3. Holding Period. The Escrow Agent shall hold the Escrow Funds until instructed pursuant to (a) instruments delivered to the Escrow Agent, signed by the Members and Superholdings (each of whom covenant to deliver such instruments to effectuate the terms of the Agreement) authorizing the Escrow Agent to distribute all or part of the Escrow Funds in the manner described in the instruments or (b) a final arbitration decision, pursuant to the terms of
Section 10.7 of the Agreement. The distribution of Escrow Funds shall be made no later than two business days after receipt by the Escrow Agent of such instruments or a copy of such arbitration decision.

     4. Termination of Escrow. This Escrow Agreement shall terminate upon the distribution of all Escrow Funds pursuant to the terms hereof.

     5. Duties and Responsibilities of Escrow Agent.

         5.1 Escrow Funds. By signing this Escrow Agreement, the Escrow Agent agrees to hold and dispose of any and all Escrow Funds delivered to it in accordance with the terms of the Escrow Agreement.

         5.2 Attachment; Orders. If any property subject hereto is at any time attached, garnished or levied upon under any arbitration or court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any arbitration or court order, or in case any order, judgment or decree shall be made or entered by any arbitrator or court affecting such property or any part thereof, then and in any of such events, the Escrow Agent is authorized to rely upon and comply with any such order, writ, judgment or decree which is deemed by any legal counsel of the Escrow Agent's own choosing to be binding upon it; and if the Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such compliance, even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

         5.3 No Liabilities. The Escrow Agent shall not be personally liable for any act taken or omitted hereunder if taken or omitted by it in good faith and without gross negligence or wilful misconduct. The Escrow Agent also shall be fully protected in relying upon any written notice, demand, certificate or document that it believes in good faith to be genuine and effective.

         5.4 Documents. The Escrow Agent shall not be responsible for the sufficiency or accuracy of the form, execution, validity or genuineness of documents now or hereafter deposited hereunder, or of any endorsement thereon, or for any lack of endorsement thereon, nor shall it be responsible or liable in any respect on account of the identity, authority or rights of the persons executing or delivering or purporting to execute or deliver any such document or endorsement, or this Escrow Agreement.

         5.5 Instruments. The Escrow Agent shall follow all reasonable instructions contained within instruments executed by the Members and Superholdings.

     6. Fees and Expenses of Escrow Agent. The Escrow Agent's fees for performance of its duties hereunder are described in Exhibit A. The Escrow Agent's fees, and any reimbursements owed to the Escrow Agent for out-of-pocket expenses incurred by it in connection with the performance of such duties, shall be paid by Superholdings.

     7. Indemnification of Escrow Agent. Superholdings and the Members covenant and agree to jointly and severally indemnify the Escrow Agent and hold it harmless against any loss, liability or expenses arising out of or in connection with the performance of its duties hereunder, including but not limited to, reasonable legal and other fees and expenses, and including specifically, but without limitation, any legal or other expenses with respect to any action for interpleader by the Escrow Agent, except that the Escrow Agent shall not be indemnified against any such loss, liability or expense arising out of its gross negligence or wilful misconduct. The Escrow Agent shall be under no obligation to institute or defend any action, suit or legal proceeding in connection herewith, unless first indemnified and held harmless to its satisfaction in accordance with the foregoing.

     8. Miscellaneous.

         8.1. Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by certified or registered mail, postage prepaid with return receipt requested, telecopy (with hard copy delivered by overnight courier service), or delivered by hand, messenger or overnight courier service, and shall be deemed given when received at the addresses or telecopy numbers of the parties set forth below, or at such other address or telecopy number furnished in writing to the other parties hereto:

If to Superholdings:     Alamosa Holdings, Inc.
                         4403 Brownfield Highway
                         Lubbock, Texas 79407
                         Attention: David E. Sharbutt, Chief Executive Officer
                         (806) 722-1127 (fax)

with copies to:          Haynes and Boone, LLP
                         1600 North Collins Boulevard,
                         Suite 2000
                         Richardson, Texas 75080
                         Attention: William S. Kleinman
                         (972) 692-9065 (fax)

If to the Members:       Roberts Wireless Communications
                         1408 North Kingshighway, Suite 300
                         Saint Louis, Missouri 63113
                         Attention: Michael V. Roberts
                         (314) 367-0174 (fax)

with copies to:          Joseph S. von Kaenel, Esq.
                         Armstrong Teasdale LLP
                         One Metropolitan Square,
                         Suite 2600
                         Saint Louis, Missouri
                         (314) 621-5065 (fax)
If to Escrow Agent:
                         Attention:
                                (fax)

with copies to:
                         Attention:
                                (fax)

         8.2 Assignment. Neither this Escrow Agreement nor any of the parties' rights hereunder shall be assignable without the prior written consent of the other parties.

         8.3 Governing Law. This Escrow Agreement shall be construed in accordance with the laws of the State of Texas, regardless of the choice of law provisions of that state or any other jurisdiction.

         8.4 Entire Escrow Agreement; Amendments. This Escrow Agreement constitutes the complete agreement of the parties with respect to the subject matter hereof. The waiver, amendment or modification of any provision of this Escrow Agreement or any right, power or remedy hereunder, shall be effective if (but only if) in writing and signed by each of the parties hereto.

         8.5 Power and Authority. Each of the parties represents and warrants that such party has full power and authority to execute, deliver and perform this Escrow Agreement and to take any and all actions necessary with respect to the Escrow Funds.

         8.6 Counterparts. This Escrow Agreement may be executed in one or more counterparts with all such counterparts constituting one and the same instrument.


                                    * * * * *

     The parties hereto have executed and delivered this Escrow Agreement as of the day and year first set forth above.



                               ALAMOSA HOLDINGS, INC.:




                                          By:
                                             ---------------------------------
                                          Name:
                                               -------------------------------
                                          Title:
                                                ------------------------------

                               MEMBERS:



                               -----------------------------------------------
                               Steven C. Roberts



                               -----------------------------------------------
                               Michael V. Roberts



                               ESCROW AGENT:



                                          By:
                                             ---------------------------------
                                          Name:
                                               -------------------------------
                                          Title:
                                                ------------------------------

                                                                  EXHIBIT 2.2(a)

                         LLC PARTIES CLOSING CERTIFICATE

     This LLC Parties Closing Certificate (the "Certificate") is delivered pursuant to Section 2.2(a) (Closing Certificate) of that certain Agreement and Plan of Reorganization (the "Agreement") entered into as of July 31, 2000, by and among Alamosa PCS Holdings, Inc., a Delaware corporation ("Public"), Alamosa Holdings, Inc., a Delaware corporation ("Superholdings"), Alamosa Sub I, Inc., a Delaware corporation and wholly-owned direct subsidiary of Superholdings ("Merger Sub"), and Roberts Wireless Communications, L.L.C., a Missouri limited liability company ("LLC"), and members of LLC (the "Members"). LLC (prior to Closing), LLC Holdings (when formed but prior to Closing) and the Members are sometimes collectively referred to herein as the "LLC Parties". All capitalized terms used herein and not otherwise defined in this Certificate will have the meanings assigned to them in the Agreement.

     The undersigned hereby certify, and represent and warrant to Public, Superholdings and Merger Sub as follows:

     1. Representations and Warranties. Except as set forth on the Schedule to this Certificate, the LLC Parties' representations and warranties made in the Agreement or any Related Agreement were true and correct in all respects at the Closing Date, except as affected by the transactions contemplated by the Agreement and except as did not and will not constitute an LLC Material Adverse Change.

     2. Covenants. Except as set forth on the Schedule to this Certificate, the LLC Parties, in all respects, have performed each agreement, and have complied with each covenant, to be performed or complied with by them, or any of them, on or prior to the Closing Date under the Agreement or any Related Agreement except as has not constituted and will not constitute an LLC Material Adverse Change.

     3. No Litigation. Except as set forth on the Schedule to this Certificate, no action, suit or proceeding (other than such an action, suit or proceeding directly or indirectly instituted by a party to the Agreement) is threatened or pending, and no preliminary or permanent injunction, order, decree or ruling is in effect, seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the execution and delivery of the Agreement, any Related Agreement or the consummation of the transactions contemplated by any of the foregoing, except as has not constituted and will not constitute an LLC Material Adverse Change.

     4. No LLC Material Adverse Change. No LLC Material Adverse Change has occurred.


                                    * * * * *

   Executed as of                     , 2000.



                                        ROBERTS WIRELESS COMMUNICATIONS, L.L.C.



                                        By:
                                           ------------------------------------
                                        Name:
                                             ----------------------------------
                                        Title:
                                              ---------------------------------


                                        THE MEMBERS:




                                        ---------------------------------------
                                        Name: Steven C. Roberts




                                        ----------------------------------------
                                        Name: Michael V. Roberts

                                                                 EXHIBIT 2.2(e)

                    FORM OF OPINION OF LLC PARTIES' COUNSEL

     1. Each of the Companies is a limited liability company duly organized and validly existing under the laws of the State of Missouri. Each of the Companies has all requisite power and authority to own, lease and operate all properties and assets owned or leased by it and to conduct its business as previously and currently conducted by it. Each of the Companies is qualified to do business in each jurisdiction in which it is required to be so qualified, except where the lack of such qualification would not have a material adverse effect on such Company.

     2. Each of the Companies has full power and authority to consummate the Parent Merger and to execute, deliver and perform the Agreement, the Related Agreements and the other instruments called for therein to which it is a party.

     3. The Agreement and the Related Agreements have been duly authorized, executed and delivered by each of the Companies and, upon obtaining the Members Required Vote, will constitute (or, in the case of Related Agreements or instruments called for by the Agreement or the Related Agreements, to be executed by such Company at or before the Closing, upon execution will constitute) the legal, valid and binding obligation of such Company, enforceable against such Company in accordance with their terms.

     4. Each of the Members has full requisite power and authority (or if a natural person, capacity) to execute, deliver and perform the Agreement, the Related Agreements and the other instruments called for therein to which such Member is a party. the Agreement, the Related Agreements and the other instruments called for therein to which such Member is a party have been duly executed and delivered by each of the Members and constitute (or, in the case of Related Agreements or instruments called for in the Agreement, to be executed by the Member at or before the Closing, will constitute) the legal, valid and binding obligation of the Member, enforceable against the Member in accordance with their terms.

     5. Each of the Companies is the holder of record of all of the issued and outstanding shares of capital stock or interests, as appropriate, of its Subsidiaries free and clear of any Liens.

     6. The Members' Interests of LLC consist of 20,000 units and no preferred units. There are no other equity interests of LLC either authorized or outstanding. All of the issued and outstanding units have been duly authorized and validly issued, are fully paid and nonassessable and are free and clear of any preemptive rights. No certificates have been issued to represent the Members' Interests in LLC. There are no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, LLC for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities.

     7. Each Member is the holder of record of the units set forth in the Agreement. To our knowledge, no Member is a party to any contract, agreement or understanding (other than the Agreement) relating to the issuance, sale, redemption, purchase, repurchase, acquisition or other transfer or voting of any units of Members' Interests or any other equity security of any Company, other than LLC's operating agreement.

     8. The Members' Interests of LLC Holdings consists of 20,000 units and no preferred units. There are no other equity interests of LLC Holdings either authorized or outstanding pursuant to LLC's certificate of formation or organizational agreements. All of the issued and outstanding units are duly authorized and validly issued, fully paid and nonassessable and free and clear of any preemptive rights. No certificates were issued to represent the Members' Interests in LLC Holdings. There are no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, LLC Holdings for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities pursuant to LLC's certificate of formation or organizational agreements.

     9. The formation of LLC Holdings transferred all of the Members' Interests of LLC to LLC Holdings free and clear of Liens. Consummation of the transactions contemplated by the Agreement will transfer to Superholdings all of the Members' Interests of LLC Holdings free and clear of Liens.

     10. The transactions contemplated by the Agreement do not conflict with any provisions of the Contracts (as such term is defined in Section 6.4(d)(i) (definition) of the Agreement), except as listed on the exhibit hereto. Except as specified on the Disclosure Schedule to Section 6.1(e) (LLC Parties Consents Required), the transactions contemplated by the Agreement do not require any consents. Notwithstanding the foregoing, the consents of Sprint, DLJ and Lucent are sufficient such that the Sprint, DLJ and Lucent contracts do not otherwise conflict with the transactions contemplated by the Agreement.

     11. To our knowledge, there are no Proceedings or Orders.

     12. No state takeover statute is applicable to any Company in connection with the Agreement, the Parent Merger or the other transactions contemplated thereby.

                                                                  EXHIBIT 2.2(f)

                            TOWER CLOSING CERTIFICATE

     This Tower Closing Certificate (the "Certificate") is delivered pursuant to Section 2.2(f) (Tower Closing Certificate) of that certain Agreement and Plan of Reorganization (the "Agreement") entered into as of July 31, 2000, by and among Alamosa PCS Holdings, Inc., a Delaware corporation ("Public"), Alamosa Holdings, Inc., a Delaware corporation ("Superholdings"), Alamosa Sub I, Inc., a Delaware corporation and wholly-owned direct subsidiary of Superholdings ("Merger Sub"), and Roberts Wireless Communications, L.L.C., a Missouri limited liability company ("LLC"), and members of LLC (the "Members"). LLC (prior to Closing), LLC Holdings (when formed but prior to Closing) and the Members are sometimes collectively referred to herein as the "LLC Parties." All capitalized terms used herein and not otherwise defined in this Certificate will have the meanings assigned to them in the Agreement.

     The undersigned hereby certifies, represents and warrants to Public, Superholdings and Merger Sub as follows:

     1. Representations and Warranties. The undersigned hereby makes the LLC Parties' representations and warranties made in Section 6.6(h) (Environmental Matters) of the Agreement as if the undersigned were one of the LLC Parties on the date of the Agreement and had entered into the Agreement on such date.

     2. Liabilities. The undersigned hereby acknowledges and expressly assumes all liabilities of the LLC Parties with respect to the foregoing representations and warranties including, but not limited to, the indemnification and other obligations of any or all of the LLC Parties contained in Article 10 (Indemnification) of the Agreement, with the further express acknowledgment that if any Indemnified Party is subject to Losses for Breaches in this Certificate, such Indemnified Party may commence an action against the undersigned to recover such Losses at any time that such Indemnified Party is subject to Losses with respect thereto and shall not be barred by the first clause of Section 10.1(d) (Commencing Actions) of the Agreement.


                                    * * * * *

   Executed as of                          , 2000.




                                        ROBERTS TOWER COMPANY:



                                        By:
                                           ------------------------------------
                                        Name:
                                             ----------------------------------
                                        Title:
                                              ---------------------------------

                                                                 EXHIBIT 2.3(a)

                       SUPERHOLDINGS CLOSING CERTIFICATE

     This Superholdings Closing Certificate (the "Certificate") is delivered pursuant to Section 2.3(a) (Closing Certificate) of that certain Agreement and Plan of Reorganization (the "Agreement") entered into as of July 31, 2000, by and among Alamosa PCS Holdings, Inc., a Delaware corporation ("Public"), Alamosa Holdings, Inc., a Delaware corporation ("Superholdings"), Alamosa Sub I, Inc., a Delaware corporation and wholly-owned direct subsidiary of Superholdings ("Merger Sub"), and Roberts Wireless Communications, L.L.C., a Missouri limited liability company ("LLC"), and members of LLC (the "Members"). LLC (prior to Closing), LLC Holdings (when formed but prior to Closing) and the Members are sometimes collectively referred to herein as the "LLC Parties." All capitalized terms used herein and not otherwise defined in this Certificate will have the meanings assigned to them in the Agreement.

     The undersigned hereby certify, and represent and warrant to the LLC Parties as follows:

     1. Representations and Warranties. Except as set forth on the Schedule to this Certificate, the representations and warranties made in the Agreement by Superholdings, Public and Merger Sub were true and correct in all respects at the Closing Date, except as affected by the transactions contemplated by the Agreement or except as did not have a Public Material Adverse Change at the Closing and will not have a Public Material Adverse Change after the Closing.

     2. Covenants. Except as set forth on the Schedule to this Certificate, each of Superholdings, Public and Merger Sub, in all respects, have performed each agreement, and have complied with each covenant to be performed or complied with by it on or prior to the Closing Date under the Agreement or any Related Agreement, except as has had a Public Material Adverse Change at the Closing and will not have a Public Material Adverse Change after the Closing.

     3. No Litigation. Except as set forth on the Schedule to this Certificate, no action, suit or proceeding (other than such an action, suit or proceeding directly or indirectly instituted by a party to the Agreement) is threatened or pending, and no preliminary or permanent injunction, order, decree or ruling is in effect, seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the execution and delivery of the Agreement, any Related Agreement or the consummation of the transactions contemplated by any of the foregoing, except as has not constituted and will not constitute an LLC Material Adverse Change.

     4. No Public Material Adverse Change. No Public Material Adverse Change has occurred.


                                    * * * * *

   Executed as of                     , 2000.




                                        ALAMOSA HOLDINGS, INC:



                                        By:
                                           ------------------------------------
                                        Name:
                                             ----------------------------------
                                        Title:
                                              ---------------------------------



                                        ALAMOSA PCS HOLDINGS, INC:



                                        By:
                                           ------------------------------------
                                        Name:
                                             ----------------------------------
                                        Title:
                                              ---------------------------------



                                        ALAMOSA SUB I, INC.:



                                        By:
                                           ------------------------------------
                                        Name:
                                             ----------------------------------
                                        Title:
                                              ---------------------------------

                                                                  EXHIBIT 2.3(d)

      FORM OF OPINION OF PUBLIC'S, SUPERHOLDINGS' AND MERGER SUB'S COUNSEL

     1. Each of Public, Superholdings and Merger Sub is a corporation duly and validly existing under the laws of the State of Delaware and is in good standing under such laws. Superholdings owns, beneficially and of record, all of the issued and outstanding shares of capital stock of Merger Sub.

     2. Each of Public, Superholdings and Merger Sub has full corporate power and authority to execute, deliver and perform the Agreement and the Related Agreements. the Agreement has been duly authorized, executed and delivered by each of Public, Superholdings and Merger Sub. Upon approval by their respective stockholders, the Agreement will be enforceable against Public, Superholdings and Merger Sub, in accordance with its terms.

     3. When the Related Agreements to which each of Public, Superholdings and Merger Sub is a party are delivered at the Closing, and upon approval of the Related Agreements by the respective stockholders of Public, Superholdings and Merger Sub, such agreements will have been duly authorized, executed and delivered by Public, Superholdings and Merger Sub, and will constitute the legal, valid and binding obligations of Public, Superholdings and Merger Sub, enforceable against Public, Superholdings and Merger Sub in accordance with their terms.

     4. The authorized capital stock of Public consists (i) of 95,000,000 shares of Public Stock, of which 61,354,606 shares were issued and outstanding as of April 20, 2000 and (ii) 5,000,000 shares of preferred stock, par value $.01 per share, of which no shares were issued and outstanding as of April 20, 2000. All of the issued and outstanding shares of Public Stock have been duly authorized and validly issued, are fully paid and nonassessable and are free and clear of any preemptive rights.

     5. The authorized capital stock of Superholdings immediately prior to the Closing will consist (i) of at least 290,000,000 shares of Superholdings Stock and (ii) at least 10,000,000 shares of preferred stock, par value $0.01 per share. All of the issued and outstanding shares of Superholdings Stock will have been duly authorized and validly issued, fully paid and nonassessable and free and clear of any preemptive rights.

     6. The shares of Superholdings Stock, when issued, sold and delivered in accordance with the terms of the Agreement will be duly and validly issued, fully paid and nonassessable and issued free and clear of any Liens.

                                                  EXHIBIT 2.4(b)(i), (ii), (iii)

                                MEMBER AGREEMENT

     This Member Agreement (the "Member Agreement") is delivered pursuant to Sections 1.2(c) (Consideration Subject to Agreements), 2.4(b)(i) (Lock-Up Agreement), 2.4(b)(ii) (Indemnity Agreement) 2.4(b)(iii) (Members' Releases) and 10.2 (Indemnities) of that certain Agreement and Plan of Reorganization (the "Agreement") entered into as of July 31, 2000, by and among Alamosa PCS Holdings, Inc., a Delaware corporation ("Public"), Alamosa Holdings, Inc., a Delaware corporation ("Superholdings"), Alamosa Sub I, Inc., a Delaware corporation and wholly-owned direct subsidiary of Superholdings ("Merger Sub"), and Roberts Wireless Communications, L.L.C., a Missouri limited liability company ("LLC"), and members of LLC (the "Members"). All capitalized terms used herein and not otherwise defined in this Certificate will have the meanings assigned to them in the Agreement. The parties hereto agree as follows:

     1. Lock-Up. Each of the undersigned hereby covenants to Public and Superholdings that before September 30, 2001, the undersigned will not, without the prior written consent of Superholdings, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) of the undersigned's holdings of Superholdings Stock) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, with respect to any Superholdings Stock, or any securities convertible into, or exercisable or exchangeable for, Superholdings Stock, or publicly announce an intention to effect any such transaction, other than (a) shares of Superholdings Stock disposed of as bona fide gifts to persons who also enter into lock-up agreements in the form hereof and (b) shares of Superholdings Stock acquired other than pursuant to the Reorganization. This Section 1 of this Member Agreement is the "Lock-Up Agreement" referred to in the Agreement.

     2. Registration Provisions.

     (a) Certain Information. The undersigned Member hereby covenants to provide to Public and Superholdings the information required by the Form S-1, as provided by Section 4.2(c) (Form S-1) of the Agreement, as is reasonably requested by Public or Superholdings as soon as possible, but no later than five business days after the date of such request. In addition, the undersigned Member hereby covenants that none of the information supplied or to be supplied by the undersigned Member specifically for inclusion in the Form S-1 will, at the time the Form S-1 is filed with the SEC, at any time that such form is amended or supplemented and at the time it becomes effective or remains in effect under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Notwithstanding the foregoing, if the undersigned Member becomes aware, at any time, of any untrue statement of a material fact or omission of any material fact required to be stated in the Form S-1 (or other appropriate registration statement form), then the undersigned Member shall promptly notify Public and Superholdings of such untrue statement, pursuant to Section 11.5 (Notices, Etc.) of the Agreement.

     (b) Blackout. The undersigned member hereby agrees that if Superholdings furnishes to the undersigned member a notice signed by the President of Superholdings stating that Superholdings has determined in good faith that it would be seriously detrimental to Superholdings and its stockholders for the Form S-1 to be filed (or remain in effect) and it is therefore essential to defer the filing of such Form S-1 (or temporarily suspend the effectiveness of such registration statement or use of the related prospectus) (a "Blackout Notice"), then Superholdings shall have the right (i) immediately to defer such filing for a period of not more than sixty (60) days beyond the date by which such Form S-1 was otherwise planned to be filed or (ii) suspend such effectiveness for a period of not more than sixty (60) days (any such deferral or suspension period of up to sixty (60) days, a "Blackout Period"). The undersigned member agrees to cease any disposition during such Blackout Period of the Superholdings Stock received by the undersigned member in connection with the Reorganization. Superholdings may not utilize any of its rights under this Section 2 of this Member Agreement to defer the filing of the Form S-1 (or suspend the effectiveness of the Form S-1) more than twice in any twelve (12) month period.

     3. Indemnity. Each of the undersigned hereby agrees to be bound by all of the provisions of Article 10 of the Agreement (Indemnification), and the direct and indirect owners of the undersigned's Members' Interests (who are signatories below) shall also be so bound to the extent that they receive any merger consideration or proceeds thereof. This Section 2 of this Member Agreement is the "Indemnity Agreement" referred to in the Agreement.

     4. Intent to Sell. The undersigned hereby agrees that it has no plan or intention to sell, exchange, transfer or otherwise dispose of any of the Superholdings Stock received by such undersigned member in connection with the Reorganization.

     5. Releases. Superholdings hereby releases on its own behalf any and all claims held or to be held by Superholdings against LLC, LLC Holdings, and their successors, assigns, officers, directors, employees and agents, after the Closing. Each of the undersigned hereby releases any and all claims held or to be held by the undersigned member against LLC, LLC Holdings, and their successors, assigns, officers, directors, employees and agents, but excluding any claims each of the undersigned may have to unpaid compensation and benefits. Each of the undersigned hereby agrees to be released from any obligation under the operating agreements of LLC or LLC Holdings. This Section 5 of this Member Agreement is the "Members Releases" referred to in the Agreement.

     6. Consideration. Each of the undersigned hereby acknowledges that the consideration received by him pursuant to the Agreement represents the amount of consideration he is entitled to receive under the operating agreements of LLC and LLC Holdings and satisfies in full any and all claims held or to be held by him with respect to his membership interests in LLC and LLC Holdings.

     7. Deliveries. Each of the undersigned shall deliver their respective holdings of Superholdings Stock, and corresponding stock powers, to the Escrow Agent, if applicable, in accordance with the Escrow Agreement and Section 10.2 (Indemnities) of the Agreement.

     Executed as of                     , 2000.


                                    * * * * *

                                        ALAMOSA HOLDINGS, INC.



                                        By:
                                           ------------------------------------
                                        Name:
                                             ----------------------------------
                                        Title:
                                              ---------------------------------



                                        THE MEMBERS:



                                        ---------------------------------------
                                        Name: Steven C. Roberts



                                        ---------------------------------------
                                        Name: Michael V. Roberts

                                                                     APPENDIX C

================================================================================





                             AMENDED AND RESTATED
                     AGREEMENT AND PLAN OF REORGANIZATION



                                 BY AND AMONG



                          ALAMOSA PCS HOLDINGS, INC.,
                          ALAMOSA HOLDINGS, INC. AND
                              ALAMOSA SUB I, INC.



                                      AND



                       WASHINGTON OREGON WIRELESS, LLC,
                 MEMBERS OF WASHINGTON OREGON WIRELESS, LLC AND
                               WOW HOLDINGS, LLC



                                 JULY 31, 2000





================================================================================

                                TABLE OF CONTENTS

                                                                                      PAGE
                                                                                      ----
ARTICLE 1       Mergers ...........................................................   C-2
        1.1     The Mergers .......................................................   C-2
                (a) The Mergers ...................................................   C-2
                (b) Consummation of the Mergers ...................................   C-3
                (c) Effective Time of the Mergers .................................   C-3
                (d) Effect of the Mergers .........................................   C-3
                (e) The Surviving Corporations' Certificates of Incorporation;
                    Bylaws; Directors and Officers ................................   C-3
        1.2     Terms of the Merger ...............................................   C-3
                (a) Consideration for the Parent Merger ...........................   C-3
                (b) Right to Withhold .............................................   C-4
                (c) Consideration Subject to Agreements ...........................   C-4
                (d) Antidilution ..................................................   C-4
                (e) Sister Agreements .............................................   C-4
                (f) Conversion of Public Stock. ...................................   C-4
                (g) Conversion of Merger Sub Stock ................................   C-4
                (h) Treasury Stock ................................................   C-4
                (i) Rights as Holders .............................................   C-4
        1.3     VAR Plan ..........................................................   C-5
                (a) [Intentionally deleted] .......................................   C-5
                (b) [Intentionally deleted] .......................................   C-5
                (c) [Intentionally deleted] .......................................   C-5
                (d) VAR Plan ......................................................   C-5
        1.4     Exchange Agent ....................................................   C-5
        1.5     Exchange Procedure ................................................   C-5
        1.6     Distributions with Respect to Unexchanged Shares ..................   C-6
        1.7     Cancellation and Retirement of Units ..............................   C-6
        1.8     No Fractional Shares ..............................................   C-6
                (a) No Certificates ...............................................   C-6
                (b) Cash Payments .................................................   C-6
        1.9     Investment of Exchange Fund .......................................   C-6
        1.10    Termination of Exchange Fund ......................................   C-6
        1.11    No Liability ......................................................   C-7
        1.12    Tax Withholding ...................................................   C-7
ARTICLE 2       Closing the Transaction ...........................................   C-7
        2.1     Closing ...........................................................   C-7
        2.2     LLC Parties' Deliveries at Closing to Superholdings ...............   C-7
                (a) Closing Certificate ...........................................   C-7
                (b) Consents and Approvals ........................................   C-7
                (c) Proceedings and Documents .....................................   C-7
                (d) Certificates of Existence .....................................   C-8
                (e) Opinions of LLC Parties' Counsel ..............................   C-8
                (f) Other Instruments .............................................   C-8
        2.3     Superholdings' and Public's Deliveries at Closing to LLC ..........   C-8
                (a) Closing Certificate ...........................................   C-8
                (b) Proceedings and Documents .....................................   C-8
                (c) Consents and Approvals ........................................   C-8
                (d) Opinion of Public's, Superholdings' and Merger Sub's
                    Counsel .......................................................   C-8
                (e) Section 16(b) Resolution ......................................   C-8
                (f) Other Instruments .............................................   C-8
        2.4     Related Agreements ................................................   C-8
                (a) Prior to Closing ..............................................   C-8
                (b) At Closing ....................................................   C-9

                                                                                        PAGE
                                                                                        ----
ARTICLE 3       Conditions To Consummating The Transaction ..........................   C-9
        3.1     Joint Conditions ....................................................   C-9
                (a) Public Stockholder Approval .....................................   C-10
                (b) HSR Act .........................................................   C-10
                (c) Nasdaq Listing ..................................................   C-10
                (d) Merger ..........................................................   C-10
                (e) Subsidiary Merger ...............................................   C-10
        3.2     Public's, Superholdings' and Merger Sub's Conditions ................   C-10
                (a) LLC Parties' Representations True ...............................   C-10
                (b) LLC Parties' Compliance with Agreement ..........................   C-11
                (c) LLC Parties Consents ............................................   C-11
                (d) Public Consents .................................................   C-11
                (e) Permits .........................................................   C-11
                (f) LLC Members Approval ............................................   C-11
                (g) Form S-4 ........................................................   C-11
                (h) No Litigation ...................................................   C-11
                (i) Approvals .......................................................   C-11
                (j) Members Obligations .............................................   C-12
                (k) Related Agreements ..............................................   C-12
        3.3     LLC Parties' Conditions to Closing ..................................   C-12
                (a) Public's, Superholdings' and Merger Sub's Representations
                    True ............................................................   C-12
                (b) Public's, Superholdings' and Merger Sub's Compliance with
                    Agreement .......................................................   C-12
                (c) Public Consents .................................................   C-12
                (d) No Litigation ...................................................   C-12
                (e) Approvals .......................................................   C-12
ARTICLE 4       Covenants Regarding Consummation of the Transaction .................   C-13
        4.1     Satisfaction of Conditions to Closing ...............................   C-13
                (a) Joint Responsibilities ..........................................   C-13
                (b) LLC Parties' Responsibilities ...................................   C-13
                (c) Public's, Superholdings' and Merger Sub's Responsibilities ......   C-14
        4.2     Preparation of the Proxy Statement, Form S-4 and Form S-1 ...........   C-14
                (a) Preparation .....................................................   C-14
                (b) Proxy Statement and Form S-4 ....................................   C-14
                (c) Form S-1 ........................................................   C-15
                (d) Public's and Superholdings' Actions .............................   C-15
        4.3     Accountants' Letters ................................................   C-15
                (a) From LLC Holdings ...............................................   C-15
                (b) From Public and Superholdings ...................................   C-16
        4.4     Public Stockholders Meeting .........................................   C-16
        4.5     Votes and Recommendations ...........................................   C-16
        4.6     LLC Members Meeting; LLC Holdings ...................................   C-16
        4.7     Public Announcements ................................................   C-16
        4.8     No Solicitation; Acquisition Proposals ..............................   C-17
                (a) No Solicitation .................................................   C-17
                (b) Approval ........................................................   C-17
                (c) Voting Agreement ................................................   C-17
                (d) Acquisition Proposal ............................................   C-17
        4.9     Affiliates and Certain Members ......................................   C-17
        4.10    Pooling of Interests ................................................   C-17
        4.11    Loan Agreement ......................................................   C-18
        4.12    Employment Agreements ...............................................   C-18
        4.13    Consulting Agreement ................................................   C-18
        4.14    Reissuance of LLC Audited Financial Statements ......................   C-18
        4.15    Legends .............................................................   C-18
ARTICLE 5       Termination .........................................................   C-18

                                                                                   PAGE
                                                                                   ----
        5.1     Reasons for Termination ........................................   C-18
                (a) By Mutual Consent ..........................................   C-18
                (b) By Public or Superholdings .................................   C-18
                (c) By LLC .....................................................   C-19
                (d) Drop Dead Date .............................................   C-19
                (e) Prohibition of the Reorganization ..........................   C-19
        5.2     Notice of Problems .............................................   C-19
        5.3     Public's and Superholdings' Termination Procedure ..............   C-20
        5.4     LLC'sTermination Procedure .....................................   C-20
        5.5     Effect of Termination ..........................................   C-20
ARTICLE 6       Representations and Warranties of LLC and the Members ..........   C-20
        6.1     LLC; Entry Into Agreements .....................................   C-21
                (a) Organization and Existence .................................   C-21
                (b) Validity and Authorization; Power and Authority ............   C-21
                (c) Subsidiaries ...............................................   C-21
                (d) No Conflict ................................................   C-22
                (e) LLC Parties Consents Required ..............................   C-22
                (f) State Takeover Statutes ....................................   C-22
        6.2     Financial Information ..........................................   C-22
                (a) Financial Statements; Books and Records ....................   C-22
                (b) Conduct of Business ........................................   C-23
                (c) No Material Adverse Effect .................................   C-24
                (d) Projections ................................................   C-24
        6.3     Members' Interests .............................................   C-24
                (a) Capitalization .............................................   C-24
                (b) Capitalization of LLC Holdings .............................   C-24
                (c) Ownership and Transfer by Members ..........................   C-24
                (d) VAR Plan ...................................................   C-24
        6.4     Assets .........................................................   C-24
                (a) Personal Property ..........................................   C-24
                (b) Real Property ..............................................   C-25
                (c) Intellectual Property ......................................   C-26
                (d) Contracts ..................................................   C-28
                (e) Necessary Assets ...........................................   C-30
        6.5     Liabilities ....................................................   C-30
                (a) No Liabilities .............................................   C-30
                (b) Tax Matters ................................................   C-31
                (c) Litigation .................................................   C-32
                (d) Employee Liabilities .......................................   C-32
                (e) Warranties .................................................   C-32
        6.6     Business .......................................................   C-32
                (a) Suppliers ..................................................   C-32
                (b) Insurance ..................................................   C-33
                (c) Employees ..................................................   C-33
                (d) Worker's Compensation ......................................   C-33
                (e) ERISA ......................................................   C-33
                (f) Conflicts of Interest ......................................   C-34
                (g) LLC Legal Requirements .....................................   C-35
                (h) Environmental Matters ......................................   C-35
                (i) Build-out Plan .............................................   C-36
        6.7     Other ..........................................................   C-36
                (a) Certain Information ........................................   C-36
                (b) Documents Delivered ........................................   C-37
                (c) No Brokers Fees; No Commissions ............................   C-37
                (d) Tax Advice .................................................   C-37
                (e) Disclosure .................................................   C-37
        6.8     Investment Representations .....................................   C-37

                                                                              PAGE
                                                                              ----
ARTICLE 7       Representations and Warranties of Public, Superholdings and
                Merger Sub ................................................   C-38
        7.1     Entry Into Agreements .....................................   C-38
                (a) Organization and Good Standing ........................   C-38
                (b) Corporate Power and Authority; Validity and
                    Authorization .........................................   C-38
        7.2     Conflicts and Consents ....................................   C-38
                (a) No Conflict ...........................................   C-38
                (b) Consents Obtained .....................................   C-39
        7.3     No Brokers Fees; No Commissions ...........................   C-39
        7.4     Superholdings Stock .......................................   C-39
        7.5     SEC Documents .............................................   C-39
        7.6     No Material Adverse Effect ................................   C-39
        7.7     Capitalization ............................................   C-39
        7.8     Capitalization of Superholdings ...........................   C-39
        7.9     No Liabilities ............................................   C-40
        7.10    Compliance with Laws ......................................   C-40
        7.11    Certain Information .......................................   C-40
        7.12    Disclosure ................................................   C-40
ARTICLE 8       Covenants of the Parties ..................................   C-40
        8.1     Services Agreement ........................................   C-40
        8.2     Conduct of Business of LLC Pending Closing ................   C-40
        8.3     Access to Information and Employees .......................   C-41
        8.4     Financial Statements. .....................................   C-41
        8.5     Payment of Indebtedness of Related Persons ................   C-41
        8.6     Records of LLC ............................................   C-41
        8.7     Employee Benefit Plans ....................................   C-41
        8.8     Section 16(b) Resolution ..................................   C-41
ARTICLE 9       Post-Closing Agreements ...................................   C-42
        9.1     Further Actions ...........................................   C-42
        9.2     Cooperation ...............................................   C-42
        9.3     LLC Nominee Election ......................................   C-42
        9.4     Tax Returns ...............................................   C-42
        9.5     Access to Information; Confidentiality ....................   C-42
ARTICLE 10      Indemnification ...........................................   C-43
        10.1    Survival; Etc .............................................   C-43
                (a) Contents of this Agreement ............................   C-43
                (b) No Effect on Liability ................................   C-43
                (c) Survival ..............................................   C-43
                (d) Commencing Actions ....................................   C-43
                (e) Materiality ...........................................   C-43
        10.2    Indemnities ...............................................   C-44
                (a) Indemnification of Superholdings ......................   C-44
                (b) Indemnification of the Members ........................   C-44
                (c) Contribution ..........................................   C-44
                (d) Form of Payment; Interim Losses .......................   C-45
        10.3    Limitations on Indemnities ................................   C-46
                (a) Basket ................................................   C-46
                (b) Cap ...................................................   C-46
                (c) Services Agreement ....................................   C-46
                (d) Damages ...............................................   C-46
                (e) Exclusivity ...........................................   C-46
                (f) Indemnification of Escrow Agent .......................   C-47
        10.4    Notice and Opportunity to Defend ..........................   C-47
                (a) Notice, Etc ...........................................   C-47
                (b) Defense Costs .........................................   C-47
                (c) Third Party Claims ....................................   C-47

                                                             PAGE
                                                             ----
        10.5     Delays or Omissions, Etc ................   C-48
        10.6     Governing Law; Attorneys' Fees ..........   C-48
        10.7     Dispute Resolution ......................   C-48
                 (a) Arbitration .........................   C-48
                 (b) Emergency Relief ....................   C-49
ARTICLE 11       Miscellaneous ...........................   C-49
        11.1     Successors and Assigns ..................   C-49
        11.2     Entire Agreement ........................   C-49
        11.3     Amendment ...............................   C-50
        11.4     Extension; Waiver .......................   C-50
        11.5     Notices, Etc ............................   C-50
        11.6     Third Party Beneficiary, Etc ............   C-52
        11.7     Reformation; Severability ...............   C-52
        11.8     Counterparts ............................   C-52
        11.9     Titles and Subtitles ....................   C-53
        11.10    Confidentiality .........................   C-53
                 (a) Confidential Information ............   C-53
                 (b) Disclosure ..........................   C-53
        11.11    Expenses ................................   C-54
        11.12    Responsibility for Merger Sub ...........   C-54
        11.13    Lack of Services Agreement ..............   C-54

                            INDEX OF PRINCIPAL TERMS


                                                  PAGE
                                                  ----

AAA ....................................                C-48
Accounts ...............................                C-25
Affiliates Letter ......................                C-17
Agreement ..............................    C-1, C-59, C-64,
                                                  C-69, C-73
Analysis ...............................                C-53
Approvals ..............................                C-12
Asserted Liability .....................                C-47
Blackout Notice ........................                C-74
Cash Consideration .....................                 C-3
Certificate of Existence ...............                 C-8
Certificate ............................          C-64, C-69
Closing ................................                 C-7
CoBank .................................                 C-8
Code ...................................                 C-2
Consulting Agreement ...................                C-18
Contracts ..............................                C-28
Copyrights .............................                C-27
Credit Agreement .......................                C-29
Deductible .............................                C-46
Default ................................                C-29
Defense Costs ..........................                C-47
DGCL ...................................                 C-3
EDC ....................................                C-11
Effective Time .........................                 C-3
employee benefit plan ..................                C-33
Employee Benefit Plans .................                C-34
Employee Pension Benefit Plan ..........                C-34
Employment Agreements ..................                C-18
Equipment Leases .......................                C-25
ERISA ..................................                C-33
Escrow Account .........................           C-4, C-59
Escrow Adjustment ......................          C-45, C-59
Escrow Agent ...........................           C-4, C-59
Escrow Agreement .......................           C-4, C-59
Escrow Deposit .........................          C-45, C-59
Event of Default .......................                C-29
Exchange Act ...........................                C-15
Exchange Agent .........................                 C-5
Exchange Fund ..........................                 C-5
Form S-1 ...............................                C-15
Form S-4 ...............................                C-14
HSR Act ................................                C-10
Indemnified Party ......................                C-47
Indemnifying Party .....................                C-47
Indemnity Agreement ....................                 C-9
Interim Loss Value .....................                C-45
Interim Losses .........................                C-45

                                                     PAGE
                                                     ----
Lenders ...................................                C-29
Letters ...................................                C-49
Licenses ..................................                C-35
LLC Financial Statements ..................                C-22
LLC Holdings ..............................    C-1, C-59, C-64,
                                                     C-69, C-73
LLC Legal Requirements ....................                C-35
LLC Nominee ...............................                C-42
LLC Parties Closing Certificate ...........                 C-7
LLC Parties Consents ......................                C-22
LLC Parties' Delegated Conditions .........                C-13
LLC Records ...............................                C-37
LLC .......................................    C-1, C-64, C-69,
                                                           C-73
Lock-Up Agreement .........................                 C-9
Losses ....................................                C-44
Lucent ....................................                 C-8
Marks .....................................                C-27
Material Adverse Change ...................                C-43
material adverse effect ...................                C-43
Member Agreement ..........................           C-9, C-73
Member Guaranty ...........................                 C-9
Member Indemnitors ........................                C-44
Members Meeting ...........................                C-16
Members Required Vote .....................                C-21
Members ...................................    C-1, C-64, C-69,
                                                           C-73
Members' Agent ............................           C-4, C-59
Members' Releases .........................                 C-9
Merger Sub Stock ..........................                 C-1
Merger Sub ................................    C-1, C-64, C-69,
                                                           C-73
OLLCA .....................................                 C-3
Orders ....................................                C-32
Outside Confidentiality Agreement .........                C-33
Parent Merger .............................                 C-1
Parent Surviving Corporation ..............                 C-2
Patents ...................................                C-27
Permits ...................................                C-11
Permitted Liens ...........................                C-25
Personal Property .........................                C-24
Policies ..................................                C-33
Prior Policies ............................                C-33
Proceedings ...............................                C-32
Projections ...............................                C-24
Promissory Note ...........................                 C-9
Proxy Statement ...........................                C-14
Public Consents ...........................                C-39
Public Legal Requirements .................                C-40
Public Loan Agreement .....................                 C-9

                                                                                  PAGE
                                                                                  ----
Public Stock ...........................................................                 C-4
Public Stockholders Meeting ............................................                C-16
Public .................................................................    C-1, C-64, C-69,
                                                                                        C-73
Public's, Superholdings' and Merger Sub's Delegated Conditions .........                C-14
Real Property ..........................................................                C-25
SEC Documents ..........................................................                C-39
SEC Filing Date ........................................................                C-14
SEC ....................................................................                C-11
Securities Act .........................................................                C-14
Services Agreement .....................................................                 C-8
Sister Agreements ......................................................                 C-2
Sister Lock-Up .........................................................                 C-9
Sprint Management Agreement ............................................                C-28
Sprint .................................................................                 C-8
Subsidiaries ...........................................................                C-21
Subsidiary Merger Agreement ............................................                 C-1
Subsidiary Merger ......................................................                 C-1
Subsidiary Surviving Corporation .......................................                 C-3
Superholdings Closing Certificate ......................................                 C-8
Superholdings Indemnitees ..............................................                C-44
Superholdings Indemnitors ..............................................                C-44
Superholdings Stock ....................................................                 C-1
Superholdings ..........................................................    C-1, C-59, C-64,
                                                                                  C-69, C-73
Technology Contracts ...................................................                C-27
Termination Date .......................................................                C-19
Tower Leases ...........................................................                C-26
Trade Secrets ..........................................................                C-27
VAR Obligations ........................................................                 C-5
VAR Plan ...............................................................                 C-5

                               TABLE OF EXHIBITS

Escrow Agreement .........................................................   Exhibit 1.2(b)
Subsidiary Merger Agreement ..............................................   Exhibit 1.2(f)
LLC Parties Closing Certificate ..........................................   Exhibit 2.2(a)
Form of Opinion of LLC Parties' Counsel ..................................   Exhibit 2.2(e)
Superholdings' Closing Certificate .......................................   Exhibit 2.3(a)
Form of Opinion of Public's, Superholdings' and Merger Sub's Counsel .....   Exhibit 2.3(d)
Services Agreement .......................................................   Exhibit 2.4(a)(i)
Public Loan Agreement ....................................................   Exhibit 2.4(a)(ii)
Member Guaranty ..........................................................   Exhibit 2.4(a)(iii)
Lock-Up Agreement (contained in Member Agreement) ........................   Exhibit 2.4(b)(i)
Indemnity Agreement (contained in Member Agreement) ......................   Exhibit 2.4(b)(i)
Members' Releases (contained in Member Agreement) ........................   Exhibit 2.4(b)(i)

                             AMENDED AND RESTATED
                     AGREEMENT AND PLAN OF REORGANIZATION


     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is entered into as of July 31, 2000, by and among Alamosa PCS Holdings, Inc., a Delaware corporation ("Public"), Alamosa Holdings, Inc., a Delaware corporation ("Superholdings"), Alamosa Sub I, Inc., a Delaware corporation and wholly-owned direct subsidiary of Superholdings ("Merger Sub"), and Washington Oregon Wireless, LLC, an Oregon limited liability company ("LLC"), certain members of LLC (collectively, the "Members") and WOW Holdings, LLC, an Oregon limited liability company ("LLC Holdings").

                                 R E C I T A L S
                                 ---------------


A. The Members own, in the aggregate, at least 67% of the Final Percentage Interest (as defined in LLC's operating agreement) of LLC, consisting in the aggregate of 31,558,046 units (all of the outstanding membership interests of LLC, whether or not owned by a Member, and any interest received with respect to or in exchange for any such interest (including, without limitation, units of LLC Holdings), being referred to as "Members' Interests"). LLC, LLC Holdings and the Members are sometimes collectively referred to herein as the "LLC Parties."


B. The Board of Managers of LLC deems it advisable and in the best interests of its members that LLC and its members form LLC Holdings to hold all of the Members' Interests of LLC, and that LLC Holdings, along with any other business entity with which Superholdings has agreed to merge, merge with and into Superholdings (the "Parent Merger") simultaneously with the merger of Merger Sub and Public (the "Subsidiary Merger"). In furtherance thereof, the Board of Directors of Superholdings and the Board of Managers of LLC have approved the Parent Merger, upon the terms and subject to the conditions set forth herein. In addition, the Members have agreed to vote in favor of the Parent Merger.

C. The Board of Directors of Public have deemed it advisable and in the best interests of its stockholders to enter into the Agreement and Plan of Reorganization dated as of July 31, 2000 (the "Subsidiary Merger Agreement") by and among Merger Sub, Public and Superholdings and to consummate the Subsidiary Merger simultaneously with the consummation of the Parent Merger. In furtherance thereof, the Board of Directors of Public has approved the Subsidiary Merger Agreement and the Subsidiary Merger, upon the terms and subject to the conditions set forth herein.


D. Similarly, the Board of Directors of Superholdings have deemed it advisable to enter into the Subsidiary Merger Agreement and to consummate the Subsidiary Merger simultaneously with the consummation of the Parent Merger. In furtherance thereof, the Board of Directors of Superholdings has approved the Subsidiary Merger Agreement and the Subsidiary Merger, upon the terms and subject to the conditions set forth herein.

E. Further, the Board of Directors of Merger Sub have deemed it advisable and in the best interests of its stockholders to enter into the Subsidiary Merger Agreement and to consummate the Subsidiary Merger simultaneously with the consummation of the Parent Merger. In furtherance thereof, the Board of Directors of Merger Sub has approved the Subsidiary Merger Agreement and Subsidiary Merger, upon the terms and subject to the conditions set forth herein. The Parent Merger, the Subsidiary Merger and the other transactions contemplated herein, collectively referred to as the "Reorganization," and Sister Agreements consummated contemporaneously herewith are part of a single reorganization.


F. As of the date hereof, there are no shares of common stock of Superholdings, par value $0.01 per share ("Superholdings Stock"), issued and outstanding and as of the date hereof, Superholdings holds of record all of the issued and outstanding shares of common stock of Merger Sub, par value $0.01 per share ("Merger Sub Stock").

G. The Board of Directors of Public has determined that in order to complete the Parent Merger in a tax-efficient manner, such acquisition should be structured as a transaction described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the "Code") (all citations to the Code, or to the Treasury Regulations promulgated thereunder, shall include any amendments or any substitute or successor provisions thereto), which will require Public to form a new holding company. The parties desire that the Parent Merger, except as provided in Sections 1.2(a)(ii) (Cash) and 1.8(b) (Cash Payments) herein, qualifies as a transaction described in
      Section 351(a) of the Code.


H. The parties desire that the Subsidiary Merger qualify as a transaction described in Sections 351(a) and 368(a)(1)(A) of the Code by virtue of
      Section 368(a)(2)(E) of the Code. It is contemplated that the Subsidiary Merger will be completed substantially simultaneously with the merger or consolidation of Superholdings or one or more of its subsidiaries with or into one or more business entities (including, without limitation, the Parent Merger) in a transaction of the type described in Section 351(a) of the Code.

I. For financial accounting purposes, Public and Superholdings may determine that Superholdings' merger with LLC will be accounted for as a pooling of interests transaction.

J. Public, Superholdings, Merger Sub and the LLC Parties acknowledge that they have received adequate consideration for entering into, and have relied upon the promises, covenants, representations and warranties contained in, this Agreement, and that they will be benefitted by the transactions contemplated herein.

K. The LLC Parties have delivered to Superholdings certain disclosure schedules of even date herewith referred to herein. Public, Superholdings and Merger Sub have delivered to the LLC Parties certain disclosure schedules of even date herewith referred to herein. Any such disclosure schedules are referred to herein as "Disclosure Schedules." The Disclosure Schedules and the Exhibits (herein so called) referred to herein are a part of this Agreement.


L. Public, Superholdings and Merger Sub may enter into other agreements (the "Sister Agreements") pursuant to which other business entities join in the Parent Merger.

                               A G R E E M E N T
                               -----------------


     Based on the recitals set forth above and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

                                    ARTICLE 1

                                     MERGERS


  1.1 The Mergers.


     (a) The Mergers. Upon the terms and subject to the conditions set forth in this Agreement:


         (i) Parent Surviving Corporation. Prior to the date hereof, LLC and its members shall form LLC Holdings. As soon as practicable after the date hereof, but not later than thirty calendar days from the date hereof, LLC Holdings shall hold all of the Members' Interests of LLC. At the Effective Time, LLC Holdings will merge with and into Superholdings (along with one or more other parties, if any, that Public and Superholdings agree to be constituents in the Parent Merger, pursuant to the terms of a Sister Agreement) in accordance with the terms set forth herein. From and after the Effective Time, the separate existence of LLC Holdings and such other constituents shall cease to exist. Superholdings shall continue as the surviving corporation in the Parent Merger (the "Parent Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware. (LLC shall continue as a subsidiary of Superholdings.)


         (ii) Subsidiary Surviving Corporation. Simultaneously with the Parent Merger, Merger Sub will merge with and into Public, in accordance with the terms set forth herein and the terms of the Subsidiary Merger Agreement. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease to exist. Public shall continue as the surviving corporation in the Subsidiary Merger (the "Subsidiary Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware. At the sole discretion of the Board of Directors of Public, as an alternative structure to the Subsidiary Merger, Public may merge directly with and into Superholdings, and Superholdings shall continue as the surviving corporation and shall continue to be governed by the laws of the State of Delaware.

     (b) Consummation of the Mergers. The Parent Merger and the Subsidiary Merger shall be consummated by filing Certificates of Merger (herein so called) with the secretaries of state of the State of Delaware and State of Oregon, together with all other documents, notices and filings required by the Delaware General Corporation Law ("DGCL") and the Oregon Limited Liability Company Act ("OLLCA").

     (c) Effective Time of the Mergers. The Certificates of Merger shall provide that the Parent Merger and the Subsidiary Merger shall be effective as of the date and time set forth in the Certificates of Merger filed with the Secretary of State of the State of Delaware (the "Effective Time").


     (d) Effect of the Mergers. At the Effective Time, the effect of the Parent Merger shall be as provided in Section 264 of the DGCL and other applicable provisions of the DGCL and Section 63.481 of the OLLCA and other applicable provisions of such act, and the effect of the Subsidiary Merger shall be as provided in Sections 259 and 261 of the DGCL.

     (e) The Surviving Corporations' Certificates of Incorporation; Bylaws; Directors and Officers. The certificates of incorporation and bylaws of Superholdings and Public, in each case as in effect at the Effective Time, shall be the certificates of incorporation and bylaws of Parent Surviving Corporation and Subsidiary Surviving Corporation, respectively. At the Effective Time, the Board of Directors and officers of each of Parent Surviving Corporation and Subsidiary Surviving Corporation shall be composed of the directors and officers of Superholdings and Public serving immediately before the Effective Time, respectively, to hold office until their respective successors are duly elected or appointed and qualified. The rights and obligations of the then current members of LLC, whether as members of LLC or LLC Holdings, (i) under their respective operating agreements, limited liability company agreements, or similar agreements, including, without limitation, the obligations to make capital contributions and (ii) with respect to Members' Interests shall terminate.


  1.2 Terms of the Merger.


     (a) Consideration for the Parent Merger. Each unit of the Members' Interests that are units of LLC Holdings (which the members of LLC shall have received in exchange for their units of LLC) outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Parent Merger and without any action on the part of the holder thereof, be converted, as specified by and pursuant to the terms of this Section 1.2(a), into the following:

         (i) Superholdings Stock. The right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Superholdings Stock, along with any dividends or distributions thereon after the Effective Time, equal to the Per Unit LLC Consideration. "Per Unit LLC Consideration" shall be equal to 0.19171 shares of Superholdings Stock per unit of the Members' Interests of LLC Holdings; provided, that, the aggregate number of shares of Superholdings Stock that shall be issued in connection with the Parent Merger pursuant to this Section 1.2(a) for all of such Members' Interests outstanding shall be equal to 6,050,000 shares.


         (ii) Cash. The right to receive cash as set forth in the Disclosure Schedule to this Section 1.2(a)(ii), without any interest thereon (the "Cash Consideration"); provided, that, the aggregate amount of all Cash Consideration shall equal $12.5 million.


         (iii) Adjustment of Cash. The amount of Cash Consideration shall be subject to adjustment as provided below and shall be reduced by the amount of any transfer Taxes owed as a result of the formation of LLC Holdings or LLC's or LLC Holdings' participation in the Parent Merger.

     (b) Right to Withhold. At the Closing, Superholdings shall have the right to withhold from the aggregate amount of the Per Unit LLC Consideration the amounts of any Interim Losses, as described in further detail in Section 10.2(d) (Form of Payment; Interim Losses). The aggregate amount of all such amounts withheld at any time is defined herein as the "Escrow Stock." An escrow agent (the "Escrow Agent") shall keep the Escrow Stock in a separate escrow account, maintained on behalf of Superholdings and the members of LLC Holdings (the "Escrow Account"), subject to the terms of the Escrow Agreement (the "Escrow Agreement") substantially in the form attached as the Exhibit to this
Section 1.2(b). LLC Holdings shall appoint an agent (the "Members' Agent") to act on behalf of the Members in all matters regarding the Escrow Stock. The Members' Agent shall have the authority to take any and all actions, including, without limitation, negotiate and compromise claims on behalf of the Members with respect to the Escrow Stock.


     (c) Consideration Subject to Agreements. The consideration to be paid pursuant to the Parent Merger pursuant to Section 1.2(a) (Consideration for the Parent Merger) shall be subject to the terms of the Escrow Agreement, Lock-Up Agreement, the Indemnity Agreement, the other provisions of the Member Agreement and, to the extent applicable, Affiliate Letters. Superholdings shall retain possession of such consideration until the later of (i) the expiration of the Lock-Up Agreement and (ii) the resolutions of all claims for Losses that arise pursuant to Section 10.2(a) (Indemnification of Superholdings), unless the person or entity and, if applicable, its direct and indirect owners, entitled to receive such consideration execute a Lock-Up Agreement and an Indemnity Agreement, and to the extent applicable, Affiliate Letters, whereupon Superholdings shall release such consideration.

     (d) Antidilution. In the event of any stock dividend, stock split, reclassification, recapitalization, combination or exchange of shares with respect to, or rights issued in respect of, Public Stock on or after the date hereof and prior to the Effective Time, the Per Unit LLC Consideration shall be adjusted accordingly.

     (e) Sister Agreements. The Sister Agreements, if any, shall set forth the consideration to be paid to the other parties to the Parent Merger.


     (f) Conversion of Public Stock. Each share of common stock of Public, par value $0.01 (the "Public Stock"), issued and outstanding immediately prior to the Effective Time together with the related rights distributed to holders of Public Stock pursuant to the Rights Agreement, dated as of January 31, 2000, between Public and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (other than shares of Public Stock held in Public's treasury) shall, at the Effective Time, by virtue of the Subsidiary Merger and without any action on the part of the holder thereof, be converted into, as specified and pursuant to the terms of this Section 1.2(f), the right to receive one duly authorized, validly issued, fully paid and nonassessable share of Superholdings Stock, along with any dividends or distributions thereon after the Effective Time pursuant to the terms of the Subsidiary Merger Agreement in the form attached as the Exhibit to this Section 1.2(f), which agreement shall not be amended in a manner adverse to the LLC Parties without the consent of the Members.


     (g) Conversion of Merger Sub Stock. Each share of Merger Sub Stock issued and outstanding immediately prior to the Effective Time (other than shares of Merger Sub Stock held in Merger Sub's treasury) shall, at the Effective Time, by virtue of the Subsidiary Merger and without any action on the part of the holder thereof, be converted into one duly authorized, validly issued, fully paid nonassessable share of stock of the Subsidiary Surviving Corporation.

     (h) Treasury Stock. All shares of Public Stock and Merger Sub Stock that are owned by Public or Merger Sub, respectively, as treasury stock shall, at the Effective Time, be canceled and retired and shall cease to exist, and no shares of Superholdings Stock or other consideration shall be delivered or owing in exchange therefor.

     (i) Rights as Holders. On or after the Effective Time, holders of Members' Interests shall cease to have any rights as members of LLC and LLC Holdings, except the right to receive the consideration set forth herein in Section 1.2(a) (Consideration for the Parent Merger) with respect to members' interest held by them, and such Members' Interests shall be extinguished. On and after the

Effective Time, holders of certificates which immediately prior to the Effective Time represented issued and outstanding shares of Public Stock shall cease to have any rights as stockholders of Public, except the right to receive the consideration set forth herein in Section 1.2(f) (Conversion of Public Stock) with respect to each share held by them. The merger consideration paid upon the surrender for exchange of units of Members' Interests or shares of Public Stock in accordance with the terms of this Agreement shall be deemed, when paid or issued hereunder, to have been paid or issued, as the case may be, in full satisfaction of all rights and obligations pertaining to the members' interests or shares theretofore represented by such unit of Members' Interests or shares of Public Stock.


  1.3 VAR Plan.


     (a) [Intentionally deleted].

     (b) [Intentionally deleted].

     (c) [Intentionally deleted].


     (d) VAR Plan. At the request of Superholdings, LLC shall terminate all or any portion of its Value Appreciation Plan (the "VAR Plan") prior to the Closing Date. On the Closing Date, Superholdings shall (i) assume the obligations owed under the VAR Plan to the LLC employees whom Superholdings elects to employ and (ii) either (A) assume the VAR Plan as it relates to Mitchell Moore or (B) satisfy and pay the obligations owed to Mitchell Moore under the VAR Plan (collectively, the "VAR Obligations"). On the Closing Date, the aggregate amount of the Cash Consideration shall be decreased by the amount of the VAR Obligations attributable to Mitchell Moore in excess of $1,000,000. On the Closing Date, Superholdings shall pay (i) to each LLC employee whom Superholdings elects to employ, one-third of the VAR Obligations owed to each such LLC employee and (ii) to Mitchell Moore, the amount of VAR Obligations attributable to Mitchell Moore. On each of the dates six and twelve months after the Closing Date, Superholdings shall pay to each of the LLC employees other than Mitchell Moore whom Superholdings elects to employ one-third of the VAR Obligations owed to each such LLC employee.

  1.4 Exchange Agent. Prior to or concurrently with the Effective Time, Superholdings shall enter into an agreement with such bank or trust company as may be designated by Superholdings (the "Exchange Agent"), which shall provide that Superholdings shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of units of Members' Interests, for exchange in accordance with this Agreement, through the Exchange Agent, (a) certificates representing the shares of Superholdings Stock, (b) any dividends or distributions with respect thereto with a record date after the Effective Time, (c) any cash payable in lieu of any fractional shares of Superholdings Stock and (d) the $12.5 million aggregate for the Cash Consideration (collectively, the "Exchange Fund") issuable pursuant to this Agreement in exchange for outstanding units of Members' Interests.

  1.5 Exchange Procedure. After the Effective Time, each holder of Members' Interests shall surrender the certificates representing same or, if the Members' Interests are not certificated, deliver a release of members' interest, in a form, duly endorsed or executed as the Parent Surviving Corporation may reasonably require, to the Exchange Agent, together with a Lock-Up Agreement, Members' Release and an Indemnity Agreement. Subject to Sections 1.2(b) (Right to Withhold), 1.2(c) (Consideration Subject to Agreements) and 1.12 (Tax Withholding), at the time of such surrender or delivery, the merger consideration applicable to such Members' Interests, as the case may be, shall be delivered to such holder. The merger consideration shall be deemed, when paid or issued hereunder, to have been paid or issued, as the case may be, in full satisfaction of all rights and obligations pertaining to the surrendered units. No interest shall be paid or accrued on any cash payable upon the surrender of any unit of Members' Interests. If cash payment is to be made, or shares of Superholdings Stock issued, to a person other than the person who surrendered the units of Members' Interests, it shall be a condition of payment that the units of Members' Interests so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the surrendered units of Members' Interests, or established to the satisfaction of Superholdings that such taxes have been paid or are not applicable.

  1.6 Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Superholdings Stock shall be paid to the holder of any unsurrendered units of Members' Interests with respect to the shares of Superholdings Stock issuable upon the surrender of such units of Members' Interests pursuant to Section 1.5, (Exchange Procedure) and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.8, (No Fractional Shares) and all such dividends, other distributions and cash in lieu of fractional shares of Superholdings Stock shall be paid by Superholdings to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such units of Members' Interests pursuant to Section 1.5 (Exchange Procedure). Subject to the effect of applicable escheat or similar laws and subject to Sections 1.2(b) (Right to Withhold), 1.2(c) (Consideration Subject to Agreements) and 1.12 (Tax Withholding), following the surrender of any such units of Members' Interests pursuant to
Section 1.5 (Exchange Procedure) there shall be paid to the holder of the units of Members' Interests, (i) any such dividends or other distributions, without any interest thereon, which theretofore had become payable (with a record date or payment date prior to the surrender of units of Members' Interests) with respect to shares of Superholdings Stock represented by such units of Members' Interests and (ii) the amount of any cash payable in lieu of a fractional share of Superholdings Stock to which such holder is entitled pursuant to Sections 1.8(a) (No Certificates) and 1.8(b) (Cash Payments). No holder of unsurrendered units of Members' Interests shall be entitled, until the surrender of such units, to vote the shares of Superholdings Stock into which the shares of Members' Interests represented thereby shall have been converted.

  1.7 Cancellation and Retirement of Units. As of the Effective Time, all units of Members' Interests of LLC Holdings issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.

  1.8 No Fractional Shares.


     (a) No Certificates. No certificates representing fractional shares of Superholdings Stock shall be issued upon the surrender for exchange of units of Members' Interests which have been converted pursuant to this Agreement, and such fractional share interests shall not entitle the owner thereof to vote or to have any rights of a stockholder of Superholdings.

     (b) Cash Payments. In lieu of any such fractional shares, each holder of units who would otherwise have been entitled to a fraction of a share of Superholdings Stock upon surrender of units for exchange pursuant to this
Article 1 will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the per share closing price on The Nasdaq Stock Market of Superholdings Stock on the date on which the Effective Time occurs (or, if Superholdings Stock does not trade on The Nasdaq Stock Market on such date, the first date of trading of Superholdings Stock on The Nasdaq Stock Market after the Effective Time) by (ii) the fractional interest to which such holder otherwise would be entitled. Such amount in cash shall be deemed to be substituted for any such fractional share and to constitute a portion of the merger consideration with respect to the related units.


  1.9 Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Superholdings, in (a) direct obligations of the United States of America, (b) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (c) commercial paper rated the highest quality by either Moody's Investors Services, Inc. or Standard & Poor's Corporation or (d) certificates of deposit, bank repurchase agreements or bankers' acceptances of commercial banks with capital exceeding $500.0 million. Any net earnings with respect to the Exchange Fund shall be the property of and paid over to Superholdings as and when requested by Superholdings.

  1.10 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of units of Members' Interests for 180 days after the Effective Time shall be delivered to Superholdings, upon demand, and any holders of units of Members' Interests that have not theretofore complied with this Article 1 shall thereafter look only to Superholdings, and only as general creditors thereof, for payment of their claim for any merger consideration, any cash in lieu of fractional shares of Superholdings Stock and any dividends or distributions with respect to Superholdings Stock, as provided herein.

  1.11 No Liability. None of Public, Superholdings, Merger Sub, Parent Surviving Corporation, Subsidiary Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any payments or distributions payable from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any units of Members' Interests shall not have been surrendered prior to five years after the Effective Time
(or immediately prior to such earlier date on which any merger consideration in respect of such units of Members' Interests would otherwise escheat to or become the property of any governmental entity), any amounts payable in respect of such units of Members' Interests shall, to the extent permitted by applicable law, become the property of Superholdings, free and clear of all claims or interest of any person previously entitled thereto.

  1.12 Tax Withholding. Superholdings shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the consideration otherwise payable pursuant to this Agreement to any holder of options or units of Members' Interests such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of applicable state, local or foreign tax law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holders in respect of which such deduction and withholding was made.


                                    ARTICLE 2

                             CLOSING THE TRANSACTION


  2.1 Closing. On the third business day after the satisfaction or written waiver of the conditions (other than execution, filing or delivery of agreements, certificates, legal opinions or other instruments to be delivered at Closing) contained (a) herein, (b) in the Subsidiary Merger Agreement and
(c) at the option of Superholdings and Public, any Sister Agreements that have not been validly terminated in accordance with their terms, or as otherwise agreed by the parties hereto, and unless this Agreement has been terminated pursuant to the provisions of Article 5 (Termination), the consummation of the transactions provided for herein and in such other agreements (the "Closing") shall take place at the offices of Haynes and Boone, LLP, counsel to Superholdings, Public and Merger Sub, located at 1600 N. Collins Blvd., Suite 2000, Richardson, Texas 75080, at 10:00 a.m., local time, or at such other place or by such other means as the parties hereto may agree; provided, however, that if the conditions (other than execution, filing or delivery of agreements, certificates, legal opinions or other instruments to be delivered at Closing) contained herein and in the Subsidiary Merger Agreement are satisfied or waived in writing, then Superholdings and Public may not delay the Closing beyond March 31, 2001 in order to achieve satisfaction or waiver of the conditions contained in a Sister Agreement; provided, further, that if (i) the closing of a Sister Agreement occurs prior to March 31, 2001 and (ii) the conditions (other than execution, filing or delivery of agreements, certificates, legal opinions or other instruments to be delivered at Closing) contained herein are satisfied or waived in writing, then the Closing of this Agreement shall also occur on the closing date of such Sister Agreement. The time and date of the Closing are referred to herein as the "Closing Date."

  2.2 LLC Parties' Deliveries at Closing to Superholdings. At the Closing, the LLC Parties shall deliver, or cause to be delivered, to Superholdings the following items:

     (a) Closing Certificate. The LLC Parties shall jointly deliver to Superholdings a closing certificate executed by each of the LLC Parties (the "LLC Parties Closing Certificate") in the form attached as the Exhibit to this
Section 2.2(a).


     (b) Consents and Approvals. The LLC Parties jointly shall deliver copies of all LLC Parties' Consents that have been obtained, and all Approvals obtained by the LLC Parties.

     (c) Proceedings and Documents. The LLC Parties shall deliver copies, certified or otherwise identified to Superholdings' reasonable satisfaction, of all company documents that Superholdings shall reasonably request, including resolutions of the Board of Managers of LLC Holdings and resolutions of the members of LLC Holdings, dated on or before the date hereof to authorize this Agreement, the Related Agreements and the transactions and other acts contemplated either by this Agreement or the Related Agreements.


     (d) Certificates of Existence. LLC Holdings shall deliver certificates, issued within 10 days of the date of the Closing, (i) from the Secretary of State of Oregon, evidencing that LLC and LLC Holdings are validly existing under the laws of their jurisdictions of organization and (ii) from each state listed on the Disclosure Schedule to Section 6.1(a) (Organization and Existence) evidencing that LLC and LLC Holdings are qualified to do business as foreign entities (each, a "Certificate of Existence") in each such state.


     (e) Opinions of LLC Parties' Counsel. The LLC Parties shall deliver an opinion of Duncan, Tiger & Tabor, counsel to the LLC Parties, dated as of the Closing Date, in customary form and substance regarding the matters set forth in the Exhibit to this Section 2.2(e).

     (f) Other Instruments. Such other instruments, documents or information that Superholdings reasonably requests in order to more effectively consummate the transactions contemplated hereby.

  2.3 Superholdings' and Public's Deliveries at Closing to LLC. At the Closing, Superholdings and Public shall deliver the following items to the
Members:


     (a) Closing Certificate. Superholdings shall deliver to the Members a closing certificate executed by Superholdings (the "Superholdings Closing Certificate") in the form attached as the Exhibit to this Section 2.3(a).


     (b) Proceedings and Documents. Superholdings, Public and Merger Sub shall deliver copies, certified or otherwise identified to LLC Holdings' reasonable satisfaction, of all company documents that LLC Holdings shall reasonably request, including resolutions of their respective boards of directors, dated on or before the date hereof to authorize this Agreement, the Related Agreements and the transactions and other acts contemplated either by this Agreement or the Related Agreements.

     (c) Consents and Approvals. Public and Superholdings jointly shall deliver copies of all of Public's and Superholdings' Consents that have been obtained, and all Approvals obtained by Public and Superholdings.

     (d) Opinion of Public's, Superholdings' and Merger Sub's
Counsel. Superholdings shall deliver an opinion of Haynes and Boone, LLP, dated as of the Closing Date, in customary form and substance regarding the matters set forth in the Exhibit to this Section 2.3(d).

     (e) Section 16(b) Resolution. A copy of the resolution referred to in
Section 8.8 (Section 16(b) Resolution), certified as of the Closing Date by the Secretary or Assistant Secretary of Superholdings.

     (f) Other Instruments. Such other instruments, documents or information that LLC Holdings reasonably requests in order to more effectively consummate the transactions contemplated hereby.


  2.4 Related Agreements. The parties, as appropriate, shall execute and deliver the following documents. All agreements, documents or instruments executed among Public, Superholdings and Merger Sub on the one hand, and any of the LLC Parties on the other, pursuant to this Agreement or the transactions contemplated hereby are referred to as the "Related Agreements." Without limitation, the Related Agreements include:


     (a) Prior to Closing. The following documents, which shall be executed prior to Closing:


         (i) Services Agreement. On the date hereof, the parties will execute a services agreement substantially in the form attached as the Exhibit to this Section 2.4(a)(i), which Services Agreement shall become effective as provided therein on the date the condition contained in Section 3.1(b) (HSR
     Act) has been satisfied and the last consent to the transactions contemplated hereby has been obtained from Sprint Spectrum, L.P., WirelessCo, L.P., Sprint Communications, L.P., Sprint Spectrum Equipment Company, L.P., and Sprint Spectrum Realty Company, L.P. (collectively, "Sprint"), Lucent Technologies, Inc. ("Lucent") and CoBank, ACB ("CoBank") until the earlier of the Closing Date or the Termination Date (the "Services Agreement").

         (ii) Public Loan Agreement. Public shall loan funds to LLC, pursuant to a loan agreement (the "Public Loan Agreement") in the form attached as the Exhibit to this Section 2.4(a)(ii).

         (iii) Member Guaranty. The loans under the Public Loan Agreement shall be guaranteed by the Members, and such other members of LLC that may join such guaranty, pursuant to a guaranty (the "Member Guaranty") in the form attached as the Exhibit to this Section 2.4(a)(iii).

         (iv) Promissory Note. LLC will execute a promissory note (the "Promissory Note") in favor of Public in connection with the Public Loan Agreement, in the form attached as the Exhibit to this Section 2.4(a)(iv).


         (v) Loan Documents. All "Loan Documents," as defined in the Public Loan Agreement.

     (b) At Closing. The following documents, which shall be executed at the
 Closing:


         (i) Member Agreement. Superholdings, each Member of LLC Holdings and such Member's direct and indirect owners will enter into a member agreement (the "Member Agreement"), which shall include, among other provisions, the following:

             (A) Lock-Up Agreement. Each member of LLC Holdings will enter into a lock-up agreement with Superholdings, which agreement shall prohibit the sale or other disposition of their holdings of Superholdings Stock until September 30, 2001, without the prior written consent of Superholdings ("Lock-Up Agreement"), in the form hereto attached as the Exhibit to this Section 2.4(b)(i)(A). If Superholdings enters into a lock-up agreement with any person who receives at least 25% of the Superholdings Stock issued pursuant to a Sister Agreement (a "Sister Lock-Up") with terms more beneficial to such person than any Lock-Up Agreement, then each Member may substitute such Lock-up Agreement in its entirety for a lockup agreement having the same terms as such Sister Lock-Up Agreement. Notwithstanding the foregoing, if Superholdings does not enter into a Sister Lock-up with any person who receives at least 25% of the Superholdings Stock issued pursuant to a Sister Agreement, then each Member shall be immediately and forever released from any and all obligation and duty under its respective Lock-Up Agreement.

             (B) Indemnity Agreement. Each member of LLC Holdings and its direct and indirect owners will enter into an indemnity agreement with Superholdings, pursuant to which agreement each member shall agree to be bound by the provisions of Article 10 (Indemnification) ("Indemnity Agreement"), in the form attached hereto as the Exhibit to this Section 2.4(b)(ii)(B) and its direct and indirect owners shall be so bound to the extent that they receive any distribution of any merger consideration or proceeds thereof.

             (C) Members' Releases. Superholdings and the members of LLC Holdings shall execute and deliver releases (the "Members' Releases"), in the form attached hereto as the Exhibit to this Section 2.4(b)(iii)(C), which (x) releases any and all claims held or to be held by the members against LLC, LLC Holdings, and their successors, assigns, officers, directors, employees and agents, but excluding any claims the members may have to unpaid compensation and benefits and (y) releases any obligation of such members under the operating agreements of LLC or LLC Holdings.


         (ii) Closing Certificates. The LLC Parties Closing Certificate and the Superholdings Closing Certificate.

         (iii) Escrow Agreement. Superholdings, LLC Holdings, the Members' Agent and the Escrow Agent shall execute the Escrow Agreement in the form attached as the Exhibit to Section 1.2(b) (Right to Withhold), with such changes as the Escrow Agent may reasonably request.

                                    ARTICLE 3

                   CONDITIONS TO CONSUMMATING THE TRANSACTION


  3.1 Joint Conditions. The obligations of Public, Superholdings, Merger Sub and the LLC Parties to consummate the transactions provided for in this Agreement and the Related Agreements are subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

     (a) Public Stockholder Approval. The issuance of the shares of Superholdings' common stock pursuant to the Parent Merger shall have been approved by the affirmative vote of the holders of the requisite number of shares of capital stock of Public in the manner required pursuant to the rules of The Nasdaq Stock Market.


     (b) HSR Act. The waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the "HSR Act") shall have expired or early termination of the waiting period under the HSR Act shall have been granted.


     (c) Nasdaq Listing. The Superholdings Stock issuable to the LLC Parties and to Public's stockholders shall have been approved for listing on The Nasdaq Stock Market, subject to official notice of issuance.

     (d) Merger. The secretaries of state of the State of Delaware and the State of Oregon shall have accepted for filing the Certificates of Merger for the Parent Merger and the Subsidiary Merger.

     (e) Subsidiary Merger. All conditions to the consummation of the Subsidiary Merger, set forth in Section 2.1 of the Subsidiary Merger Agreement, shall have been satisfied, including the adoption of the Subsidiary Merger Agreement by the requisite vote of the stockholders of Public pursuant to Public's certificate of incorporation and bylaws and applicable law; provided, however, that the condition precedent of the Subsidiary Merger Agreement which states that all conditions precedent to the consummation of at least this Agreement or a Sister Agreement shall have been satisfied or duly waived, need not be satisfied or duly waived.


  3.2 Public's, Superholdings' and Merger Sub's Conditions. The obligations of Public, Superholdings and Merger Sub to consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction or waiver by Public, Superholdings and Merger Sub, at or prior to the Closing Date, of the following conditions:


     (a) LLC Parties' Representations True. (i) The LLC Parties' representations and warranties made in this Agreement or any Related Agreement shall be true and correct in all respects at the effective date of the Services Agreement; (ii) actions by the Members, the Board of Managers of LLC or LLC Holdings, or any employee or agent of LLC or LLC Holdings (which employee or agent is not under the supervision of Public pursuant to the Services Agreement), shall not have caused the LLC Parties' representations and warranties made in this Agreement or any Related Agreement to be untrue or incorrect in any respect at the Closing Date and (iii) the failure of any of the persons identified in clause (ii) to take actions that (A) would be taken in the ordinary course of LLC's and LLC Holdings' business in the exercise of reasonable judgment and (B) have not been delegated to Public under the Services Agreement, shall not have caused the LLC Parties' representations and warranties made in this Agreement or any Related Agreement to be untrue or incorrect in any respect at the Closing Date; except, in each case, as affected by the transactions contemplated hereby and except as will not constitute a LLC Material Adverse Change. The LLC Parties shall have delivered the LLC Parties Closing Certificate which shall so indicate. Notwithstanding the foregoing, the following LLC Parties' representations and warranties made in this Agreement shall be true and correct in all respects at the Closing Date: Sections 6.1(b) (Validity and Authorization; Power and Authority), 6.1(f) (State Takeover Statutes), 6.3(a) (Capitalization), 6.3(b) (Ownership and Transfer by Members), 6.3(c) (Ownership and Transfer by Members), 6.3(d) (VAR Plan), 6.7(a) (Certain Information), 6.7(b) (Documents Delivered), 6.7(c) (No Brokers Fees; No Commissions) and 6.7(d) (Tax Advice), and the LLC Parties Closing Certificate shall so indicate.

     "LLC Material Adverse Change" means any change, effect, event or occurrence that would reasonably be expected to (i) result in liabilities to Superholdings (on a consolidated basis) at or after the Closing of at least $20.0 million, (ii) result in a reduction of cash flow or increased losses, of Superholdings (on a consolidated basis) at or after the Closing, discounted at 10%, having a net present value of at least $20.0 million or (iii) materially impair or delay the ability of Public, Superholdings, Merger Sub or the LLC Parties to consummate the transactions contemplated hereby.

     "Public Material Adverse Change" means any change, effect, event or occurrence that would reasonably be expected to (i) result in liabilities to Superholdings (on a consolidated basis) at or after the Closing of at least $130.0 million, (ii) result in a reduction of cash flow, or increased losses, of Superholdings (on a consolidated basis) at or after the Closing, discounted at 10%, having a net present value of at least $130.0 million or (iii) materially impair the ability of Public, Superholdings or Merger Sub to consummate the transactions contemplated hereby including, without limitation, failure to deliver the merger consideration described herein.

     (b) LLC Parties' Compliance with Agreement. The LLC Parties, in all respects, shall have performed each agreement, and shall have complied with each covenant, to be performed or complied with by them, or any of them, on or prior to the Closing Date under this Agreement or any Related Agreement, except as will not constitute an LLC Material Adverse Change, and the LLC Parties shall have delivered the LLC Parties Closing Certificate which shall so indicate. Notwithstanding the foregoing, this condition shall be deemed to have been satisfied even though an LLC Material Adverse Change has occurred, if the LLC Material Adverse Change (i) is proximately caused by actions of Public pursuant to the Services Agreement, by any employee or agent of LLC or LLC Holdings under the supervision of Public pursuant to the Services Agreement or
(ii) by Public's breach (including, without limitation, by the persons listed in clause (i)) of Public's obligations under the Services Agreement. The LLC Parties shall have delivered the LLC Parties Closing Certificate which shall so indicate.

     (c) LLC Parties Consents. The LLC Parties shall have obtained the LLC Parties Consents except for those LLC Parties Consents that, if not obtained, would not constitute an LLC Material Adverse Change. Without limitation, the failure to obtain the following LLC Parties Consents would constitute an LLC Material Adverse Change: (i) Sprint, (ii) CoBank and (iii) Lucent.


     (d) Public Consents. Public shall have obtained the Public Consents except for those Public Consents that, if not obtained, would not constitute a Public Material Adverse Change. Without limitation, the failure to obtain the consent of Export Development Corporation ("EDC") would constitute a Public Material Adverse Change.

     (e) Permits. Superholdings shall have obtained all governmental licenses and permits, or binding commitments, if any, from governmental authorities to issue, transfer or consent to a change of control with respect to, all governmental licenses and permits necessary to enable Superholdings to conduct the business of LLC after the Closing in substantially the same manner as such business was conducted before the Closing (the "Permits"), except for those Permits that, if not obtained, would not constitute an LLC Material Adverse Change.


     (f) LLC Members Approval. This Agreement shall have been adopted by the affirmative vote of the holders of the requisite number of units of Members' Interests of LLC and LLC Holdings in the manner required pursuant to LLC's and LLC Holdings' organizational documents, LLC Agreement, the OLLCA and other applicable law.


     (g) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission (the "SEC").


     (h) No Litigation. No action, suit or proceeding (other than such an action, suit or proceeding directly or indirectly instituted by a party hereto) shall be threatened or pending, and no preliminary or permanent injunction, order, decree or ruling shall be in effect, seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the execution and delivery of this Agreement, any Related Agreement or the consummation of the transactions contemplated by any of the foregoing except as would not constitute an LLC Material Adverse Change. The LLC Parties shall have delivered the LLC Parties Closing Certificate, which shall so indicate with respect to the LLC Parties.

     (i) Approvals. All authorizations, consents and approvals if any, of and filings if any, with any governmental authority that are required to (i) validly execute, deliver and perform this Agreement or the Related Agreements, (ii) to consummate the transactions provided for in this Agreement or the Related Agreements or (iii) to enable Superholdings to operate the business of LLC after the Closing in substantially the same manner as such business was conducted before the Closing (collectively, "Approvals"), shall have been obtained or made except for those Approvals that, if not obtained, would not constitute an LLC Material Adverse Change. Without limitation, the failure to obtain the Approval of Section 3.1(b) (HSR Act) would constitute an LLC Material Adverse Change.


     (j) Members Obligations. The Members shall have repaid to LLC all amounts, if any, owed by the Members to LLC other than unpaid capital contributions called and payable after the date hereof.

     (k) Related Agreements. The LLC Parties shall have entered into the Related Agreements.


  3.3 LLC Parties' Conditions to Closing. The obligations of the LLC Parties to consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction or waiver in writing by the LLC Parties, at or prior to the Closing Date, of the following conditions:


     (a) Public's, Superholdings' and Merger Sub's Representations True. The representations and warranties made by Public, Superholdings and Merger Sub herein shall be true and correct in all respects at the effective date of the Services Agreement, except as affected by the transactions contemplated hereby and except as will not constitute a Public Material Adverse Change. Superholdings shall have delivered the Superholdings Closing Certificate which shall so indicate. Notwithstanding the foregoing, the following representations and warranties made by Public, Superholdings and Merger Sub in this Agreement shall be true and correct in all respects at the Closing Date, except that representations and warranties that speak as of a specific date shall be true and correct at that date: Sections 7.1(b) (Corporate Power and Authority; Validity and Authorization), 7.3 (No Brokers Fees; No Commissions), 7.7 (Capitalization), 7.8 (Capitalization of Superholdings) and 7.11 (Certain Information), and Superholdings Closing Certificate shall so indicate.

     (b) Public's, Superholdings' and Merger Sub's Compliance with
Agreement. Each of Public, Superholdings and Merger Sub, in all respects, shall have performed each agreement, and complied with each covenant to be performed or complied with by it on or prior to the Closing Date under this Agreement or any Related Agreement, except as will not constitute a Public Material Adverse Change. Superholdings shall have delivered the Superholdings Closing Certificate which shall so indicate.

     (c) Public Consents. Public shall have obtained the Public Consents except for those Public Consents that, if not obtained, would not constitute a Public Material Adverse Change or have a Public Material Adverse Change. Without limitation, the failure to obtain the consent of EDC would constitute a Public Material Adverse Change.

     (d) No Litigation. No action, suit or proceeding (other than such an action, suit or proceeding directly or indirectly instituted by a party hereto) shall be threatened or pending, and no preliminary or permanent injunction, order, decree or ruling shall be in effect, seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the execution and delivery of this Agreement, any Related Agreement or the consummation of the transactions contemplated by any of the foregoing except as would not constitute a Public Material Adverse Change. Superholdings shall have delivered the Superholdings Closing Certificate, which shall so indicate with respect to Superholdings, Public and Merger Sub.

     (e) Approvals. All Approvals to be obtained by Public shall have been obtained or made except for those Approvals that, if not obtained, would not constitute a Public Material Adverse Change. The Approval described in Section 3.1(c) (HSR Act) shall have been obtained.

                                    ARTICLE 4

               COVENANTS REGARDING CONSUMMATION OF THE TRANSACTION


  4.1 Satisfaction of Conditions to Closing.


     (a) Joint Responsibilities. Each party shall use his, her or its reasonable best efforts to satisfy the conditions to the obligations of the parties hereunder, and to consummate and make effective as promptly as practicable the transactions provided for herein including:

         (i) Defending the Agreement. Defending lawsuits or other legal proceedings challenging this Agreement or any Related Agreement or the consummation of the transactions provided for in this Agreement or any Related Agreement;

         (ii) Lifting Injunctions. Using reasonable best efforts to lift or rescind any injunction, restraining order or other order adversely affecting the ability of the parties to consummate the transactions provided for in this Agreement or any Related Agreement;

         (iii) Other Actions. Taking such other reasonable actions that are necessary, appropriate or advisable, unless responsibility for taking such actions has been delegated to certain parties pursuant to Sections 4.1(b) (LLC Parties' Responsibilities) or 4.1(c) Public's, Superholdings' and Merger Sub's Responsibilities), including, without limitation, using reasonable best efforts to obtain all Approvals, and all consents of third parties to contracts as are necessary for the consummation of the Reorganization. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, each party and its officers and directors shall use their reasonable best efforts to take all such action.

     (b) LLC Parties' Responsibilities.


         (i) LLC Parties' Delegated Conditions. The LLC Parties shall have the responsibility for satisfying the following conditions ("LLC Parties' Delegated Conditions"), for which the LLC Parties shall have the obligations set forth in this Section 4.1(b)(i). Public, Superholdings and Merger Sub shall reasonably cooperate and assist with the LLC Parties in connection with the following:


             (A) Section 3.2(a) (LLC Parties' Representations True), for which the LLC Parties' obligation shall be as follows: (x) the LLC Parties shall take no action that will cause any of their representations or warranties to be or remain untrue or incorrect in any material respect and (y) the LLC Parties shall not omit any action that any of them would take in the ordinary course of prudent business, which omission will cause their representations or warranties to be or remain untrue or incorrect in any material respect, provided that the LLC Parties shall not be required to take any action for which Public has assumed responsibility under the Services Agreement; and

             (B) Section 3.2(b) (LLC Parties' Compliance with Agreement), for which the LLC Parties shall have the obligations set forth elsewhere herein.

         (ii) HSR Act Filings. The LLC Parties shall make their HSR Act filings in compliance with such act as promptly as possible after the date hereof, and provide any additional information that the Federal Trade Commission or the Justice Department requests as promptly as practicable, and perform all other acts required of them under the HSR Act in order to satisfy the condition contained in Section 3.1(b) (HSR Act), in all cases in coordination with Public and Superholdings. The LLC Parties shall provide to Public and Superholdings the information required by such filings as is reasonably requested by Public and Superholdings as soon as possible, but no later than two business days after the date of such request. Time is of the essence with respect to the HSR Act filings. The LLC Parties shall pay the HSR Act filing fee, if any, relating to any filing requirement arising out of the LLC Parties' participation in the Parent Merger.

         (iii) LLC Parties' Consents. The LLC Parties shall use their reasonable best efforts to obtain the LLC Parties Consents.

         (iv) Tower Leases. The LLC Parties shall use their reasonable best efforts to assist Superholdings in obtaining, in connection with the Tower Leases, all landlord waivers, consents, subordinations, assignability to lender and nondisturbance from any underlying mortgage holder; provided, that, Superholdings shall reimburse the LLC Parties for any and all expenses and costs associated with such assistance.

     (c) Public's, Superholdings' and Merger Sub's Responsibilities.


         (i) Public's, Superholdings' and Merger Sub's Delegated Conditions. Public, Superholdings and Merger Sub shall have the responsibility for satisfying the following conditions ("Public's, Superholdings' and Merger Sub's Delegated Conditions"), for which Public, Superholdings and Merger Sub shall have the obligations set forth in this Section 4.1(c)(i). The LLC Parties shall reasonably cooperate with and assist Public, Superholdings and Merger Sub in connection with the following:


             (A) Section 3.3(a) (Public's, Superholdings' and Merger Sub's Representations True), for which Public's, Superholdings' and Merger Sub's obligation shall be as follows: (x) Public, Superholdings and Merger Sub shall take no action that will cause any of their representations and warranties to be or remain untrue or incorrect in any material respect and (y) Public, Superholdings and Merger Sub shall not omit any action that they would take in the ordinary course of prudent business, which omission will cause any of their representations and warranties to be or remain untrue or incorrect in any material respect; and

             (B) Section 3.3(b) (Public's, Superholdings' and Merger Sub's Compliance with Agreement), for which Public, Superholdings and Merger Sub shall have the obligations set forth elsewhere herein.

         (ii) HSR Act Filings. Public, Superholdings and Merger Sub shall make their HSR Act filings in compliance with such act as promptly as possible, and provide any additional information that the Federal Trade Commission or the Justice Department requests as promptly as practicable, and perform all other acts required of them under the HSR Act in order to satisfy the condition contained in Section 3.1(b) (HSR Act); provided, however, that in no event shall Public, Superholdings or Merger Sub or any of their subsidiaries be required to divest, hold separate, offer for sale, abandon, limit its operation of or take similar action with respect to any assets or any business interest in connection with any Approval (including, without limitation under the HSR Act). Public shall pay the HSR Act filing fee relating to any filing requirement arising out of its participation in the Subsidiary Merger.

         (iii) Public's and Superholdings' Consents and Permits. Public and Superholdings shall use their reasonable best efforts to obtain the Public Consents and the Permits.


  4.2 Preparation of the Proxy Statement, Form S-4 and Form S-1.

     (a) Preparation. Public and Superholdings shall prepare and file with the SEC as promptly as practicable, but no later than October 10, 2000 (the "SEC Filing Date") in accordance with the Securities Act of 1933, as amended (the "Securities Act"), on behalf of Superholdings, the Form S-4. Public and Superholdings shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Public and Superholdings shall keep the LLC Parties advised of the status of the filing and effectiveness of the Form S-4.

     (b) Proxy Statement and Form S-4. Public, Superholdings and, if requested by Public, LLC Holdings shall jointly prepare for inclusion in the registration statement on Form S-4 to be filed with the SEC by Public and Superholdings, on behalf of Superholdings, in connection with the issuance by Superholdings of shares of Superholdings Stock in the Reorganization (the "Form S-4") a proxy statement (the "Proxy Statement"), in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations under the Exchange Act, with respect to the Reorganization, it being understood that Public and Superholdings may, in their sole discretion, include in the S-4 any shares of Superholdings Stock to be issued pursuant to any Sister Agreements and may include in the Proxy Statement any matters to be voted upon pursuant to any Sister Agreement. Public, Superholdings and LLC Holdings shall cooperate with each other in the preparation of the Proxy Statement. Public, Superholdings and LLC Holdings shall use reasonable best efforts to respond promptly to any comments made by the SEC with respect to the Proxy Statement and to cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after the filing thereof with the SEC. Public and Superholdings shall use reasonable best efforts to cause the Proxy Statement to be mailed to the members of LLC Holdings (if applicable) and the Public stockholders, as determined by Public, at the earliest practicable date after the Form S-4 is declared effective by the SEC. The LLC Parties shall as promptly as practicable provide any information reasonably requested by Public or Superholdings or their respective counsel in connection with the preparation of the Proxy Statement and the S-4 and any amendments or supplements thereto.

     (c) Form S-1. If the shares of Superholdings Stock to be received by the members in the Reorganization are not registered on the Form S-4, then Public, Superholdings and LLC shall jointly prepare a registration statement on Form S-1 (or other appropriate form) to be filed with the SEC by Superholdings by July 31, 2001 in connection with the resale by the members of the shares of Superholdings Stock the LLC Parties receive pursuant to the terms of the Reorganization (the "Form S-1") in accordance with the Securities Act, it being understood that Public and Superholdings may, in their sole discretion, include in the Form S-1 any shares of Superholdings Stock issued pursuant to any Sister Agreement and not registered on the Form S- 4. Public, Superholdings and LLC shall use reasonable best efforts to respond promptly to any comments made by the SEC with respect to the Form S-1 and to cause the Form S-1 to be declared effective under the Securities Act by October 1, 2001, or as promptly thereafter as practicable. If a Form S-1 is declared effective under the Securities Act, then Superholdings shall use reasonable best efforts to prepare and file such amendments and supplements to the Form S-1 and the prospectus used in connection therewith as may be necessary to keep the Form S-1 effective for a period of not less than one year from the later of the first day that the Form S-1 is declared effective or October 1, 2001; provided, however, that if the Superholdings Stock that the LLC Parties receive pursuant to the Reorganization becomes freely tradeable pursuant to Rule 144(k) of the Securities Act prior to the termination of the effective period, then Superholdings shall have no further obligation to keep the Form S-1 effective; provided, further, that, if in connection with a Sister Agreement, Superholdings agrees to registration rights of Superholdings Stock that are more beneficial than the registration rights contained herein, then the Members may substitute in their entirety the more beneficial registration rights for the registration rights in this Section 4.2(c). If the shares of Superholdings Stock to be received by the members in the Reorganization are registered on the Form S-4, then Public and Superholdings may satisfy their obligations under this Section 4.2(c) by filing a post-effective amendment to the Form S-4 in lieu of filing the Form S-1.


     (d) Public's and Superholdings' Actions. Public and Superholdings shall, as promptly as practicable, take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Superholdings Stock in connection with the Parent Merger, and LLC and LLC Holdings shall furnish all information concerning LLC, LLC Holdings and the Members as may be reasonably requested in connection with any such action. Public and Superholdings shall keep the LLC Parties advised of the status of any actions taken under any applicable state securities laws.


  4.3 Accountants' Letters.


     (a) From LLC Holdings. LLC Holdings shall use its reasonable best efforts to cause to be delivered to Public and Superholdings a letter of Aldrich, Kilbride & Tatone, LLP, the LLC Parties' independent certified public accountants, dated a date within two business days before the date on which the Form S-4 and Form S-1 shall become effective, and a letter of Aldrich, Kilbride & Tatone, LLP dated a date within two business days before the Closing Date, each addressed to Public and

Superholdings, customary in scope and substance for letters delivered by independent accountants in connection with similar such registration statements and permitting the use of the accountant's report in subsequent filings by Public or Superholdings under the Securities Act or Exchange Act.

     If the Reorganization can be accounted for as a pooling of interests, and if requested by Public or Superholdings, then LLC Holdings shall use its reasonable best efforts to cause to be delivered to Public and Superholdings a letter of Aldrich, Kilbride & Tatone, LLP, addressed to Public and Superholdings, dated as of the Closing Date, setting forth the concurrence of Aldrich, Kilbride & Tatone, LLP with the conclusion of Public's and Superholdings' management that the Parent Merger, insofar as it relates to LLC Holdings, will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

     The LLC Parties shall use their reasonable best efforts to cause to be delivered to Public and Superholdings a letter of Aldrich, Kilbride & Tatone, LLP consenting to the inclusion of its report on LLC's audited financial statements in the Form S-4 and the Form S-1 and any other filings required by the Securities Act or Exchange Act.

     (b) From Public and Superholdings. Public and Superholdings shall each use its reasonable best efforts to cause to be delivered to LLC Holdings a letter of PricewaterhouseCoopers, LLP, Public's and Superholdings' independent certified public accountants, dated a date within two business days before the date on which the Form S-4 or Form S-1 registering shares of Superholdings Stock received by the members of LLC Holdings , or any amendment, shall become effective, or any supplement is filed, and a letter of PricewaterhouseCoopers, LLP, dated a date within two business days before the Closing Date, each addressed to LLC Holdings and the Members and customary in scope and substance for letters delivered by independent public accountants in connection with similar such registration statements.


  4.4 Public Stockholders Meeting. Public shall take all action necessary, in accordance with the DGCL, the Exchange Act and other applicable law and its certificate of incorporation and bylaws, to convene and hold a special meeting of the stockholders of Public (the "Public Stockholders Meeting") as promptly as practicable after the date hereof for the purpose of considering and voting upon the Subsidiary Merger Agreement and the issuance of shares of Superholdings Stock pursuant to the Parent Merger.

  4.5 Votes and Recommendations. The Board of Directors of Public shall (a) recommend that the stockholders of Public vote in favor of the adoption of the Subsidiary Merger Agreement and the issuance of shares of Superholdings Stock pursuant to this Agreement at the Public Stockholders Meetings, (b) cause such recommendation to be included in the Proxy Statement, (c) solicit proxies in favor of the adoption of the Subsidiary Merger Agreement and the issuance of shares of Superholdings Stock pursuant to this Agreement and (d) use reasonable best efforts to obtain the required votes of the stockholders of Public.

  4.6 LLC Members Meeting; LLC Holdings. If requested by Public, LLC and LLC Holdings shall take all action necessary, in accordance with the OLLCA, the Exchange Act, other applicable law and its organizational documents, to convene and hold a special meeting of the members of LLC and LLC Holdings (the "Members Meeting") as promptly as practicable after the date hereof for the purpose of considering and voting upon this Agreement and to solicit proxies pursuant to the Proxy Statement in connection therewith. The Board of Managers of LLC and LLC Holdings shall (a) recommend that the holders of the Members' Interests vote in favor of the adoption of this Agreement at the Members Meeting, (b) cause such recommendation to be included in the Proxy Statement, (c) solicit proxies in favor of the adoption of this Agreement and (d) use reasonable best efforts to obtain the Members Required Vote.

  4.7 Public Announcements. The LLC Parties shall not issue any press release with respect to the transactions contemplated hereby. Public, Superholdings and Merger Sub may issue press releases with respect to the transactions contemplated hereby but, if practicable, shall allow LLC to review, and shall consult with LLC before issuing, any press release.

  4.8 No Solicitation; Acquisition Proposals.


     (a) No Solicitation. During the period from and including the date of this Agreement to and including the Effective Time, the LLC Parties shall not, and shall not authorize or permit any Subsidiary, or any of its or their affiliates, officers, directors, employees, agents or representatives (including, without limitation, any investment banker, financial advisor, attorney or accountant retained by the LLC Parties or Subsidiary), to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries, any expression of interest or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal.

     (b) Approval. During the period from and including the date of this Agreement to and including the Effective Time, neither the Board of Managers of LLC or LLC Holdings nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Public, Superholdings or Merger Sub, the approval or recommendation of this Agreement or the transactions contemplated hereby.

     (c) Voting Agreement. As of the date hereof, the Members have approved and adopted this Agreement pursuant to Sections 63.130 and 63.487 of the OLLCA. If requested by Public, the Members shall from time to time (i) vote, or consent, their Members' Interests in favor of the Parent Merger and against any Acquisition Proposal whether or not at a Members Meeting, (ii) take all reasonable actions in support of or to consummate as promptly as practicable the transactions contemplated hereby, (iii) take no action that will impede or impair the consummation of the transactions contemplated hereby, (iv) not grant to any other person or entity a proxy or other right to vote any Members' Interests, (v) not transfer or dispose of or agree to transfer or dispose of any Members' Interests and (vi) not exercise dissenters', appraisal or other rights to receive cash or other consideration instead of Superholdings Stock.

     In conjunction with the approval of this Agreement by LLC and its members, the Members shall cause LLC Holdings to (i) be formed, (ii) issue one unit of Members' Interests in exchange for one unit of Members' Interests in LLC, (iii) approve this Agreement and (iv) obtain its members' approval of this Agreement.

     (d) Acquisition Proposal. For purposes of this Agreement, "Acquisition Proposal" means an inquiry, offer, proposal or other indication of interest regarding any of the following (other than the transactions provided for in this Agreement) involving LLC or LLC Holdings: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of LLC or LLC Holdings and its Subsidiaries, taken as a whole, or any substantial portion of its assets or business, in a single transaction or series of related transactions;
(iii) any tender offer or exchange offer for any of the outstanding Members' Interests or the filing of a registration statement under the Securities Act in connection therewith; (iv) issuance of any Members' Interests; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.


  4.9 Affiliates and Certain Members. If requested by Public, prior to the Closing Date, LLC shall deliver to Public and Superholdings a letter identifying all persons who are, at the time the Parent Merger is submitted for approval to the members of LLC or LLC Holdings, "affiliates" of LLC or LLC Holdings for purposes of Rule 145 under the Securities Act. If requested by Public, on or prior to the Closing Date, LLC shall cause each such person to deliver to Public and Superholdings such letter, in customary form (an "Affiliates Letter"). The certificates representing Superholdings Stock received by such affiliates in the Parent Merger shall bear a customary legend regarding applicable Securities Act restrictions.

  4.10 Pooling of Interests. If the Reorganization can be accounted for as a pooling of interests, and if requested by Public or Superholdings, then the parties shall use their reasonable best efforts to cause the Reorganization to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by each of the parties' independent certified public accountants, and by the SEC. None of the parties shall voluntarily take any action that would cause such accounting treatment to be unattainable.


  4.11 Loan Agreement. Pending the Closing, Public shall loan funds to LLC pursuant to the Public Loan Agreement. Such Public loans shall be guaranteed by the Members, which guaranties shall (a) become due and payable within 30 days of the termination of this Agreement and (b) expire and be of no further force and effect upon the Closing.

  4.12 Employment Agreements. Superholdings or one of its subsidiaries shall offer to enter into at Closing an employment agreement with each of Robert Staats, Harvey Luke, Johnny Calderon, Joe Schweitzer, Cathy LaTourette, David Graham and Howard Amland (collectively, the "Employment Agreements"), reasonably acceptable to Superholdings; provided, however, that the failure to enter into any Employment Agreement, for any reason, shall not be a breach of this Agreement.

  4.13 Consulting Agreement. At Closing, Superholdings or one its subsidiaries shall offer to enter into a one-year consulting agreement with Mitchell Moore reasonably acceptable to Superholdings (the "Consulting Agreement"), which Consulting Agreement shall provide that Mitchell Moore receive aggregate compensation of $100,000; provided, however, that the failure to enter into the Consulting Agreement, for any reason, shall not be a breach of this Agreement.

  4.14 Reissuance of LLC Audited Financial Statements. The LLC Parties shall cause LLC Holdings' audited financial statements that are required to be included in the Form S-4 to be reissued in accordance with GAAP and in a form reasonably acceptable to Superholdings.

  4.15 Legends. The Members consent to the placement of a legend on the shares of Superholdings Stock to be issued to each of the LLC Parties in the Reorganization, which legend shall be substantially as follows:


   "THESE SECURITIES ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933,
   AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE DISTRIBUTED FOR VALUE, NOR MAY THESE SECURITIES BE TRANSFERRED ON THE BOOKS OF SUPERHOLDINGS, IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUPERHOLDINGS HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, SATISFACTORY TO SUPERHOLDINGS AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

                                    ARTICLE 5

                                   TERMINATION


  5.1 Reasons for Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Public, Superholdings or Merger Sub or by the members of the LLC or LLC Holdings, only by following the termination procedures set forth in this Article 5, for the following reasons:


     (a) By Mutual Consent. By the mutual written consent of Public, Superholdings, LLC and LLC Holdings, duly authorized by the Boards of Directors of Public, Superholdings and by LLC's and LLC Holdings' Board of Managers.

     (b) By Public or Superholdings. By Public or Superholdings after compliance with the procedure set forth in this Article 5, if

         (i) (x) any of the LLC Parties' representations or warranties contained herein is or becomes or, when executed any Related Agreement would be, untrue or incorrect in any respect prior to the last date such representation or warranty is to be made pursuant to Section 3.2(a) (LLC

     Parties' Representation True) (y) actions by the Members, the Board of Managers of LLC or LLC Holdings, or any employee or agent of LLC or LLC Holdings, (which employee or agent is not under the supervision of Public pursuant to the Services Agreement), shall have caused the LLC Parties' representations and warranties made in this Agreement or any Related Agreement to be untrue or incorrect in any respect or (z) the failure of any of the persons identified in clause (y) to take actions that (A) would be taken in the ordinary course of LLC's and LLC Holdings' business in the exercise of reasonable judgment and (B) have not been delegated to Public under the Services Agreement, shall have caused the LLC Parties' representations and warranties made in this Agreement or any Related Agreement to be untrue or incorrect in any respect; except, in each case, as affected by the transactions contemplated hereby and except as will not constitute a LLC Material Adverse Change;

         (ii) any of the LLC Parties fails to perform any of his, her or its covenants or agreements contained herein, or would be in breach of his or its covenants upon execution of any Related Agreement, in any respect, except as will not constitute an LLC Material Adverse Change, unless the LLC Material Adverse Change (x) is proximately caused by actions of Public pursuant to the Services Agreement, by any employee or agent of LLC or LLC Holdings under the supervision of Public pursuant to the Services Agreement or (y) by Public's breach (including, without limitation, by the persons listed in clause (x)) of Public's obligations under the Services Agreement; or

         (iii) any of Public's, Superholdings' or Merger Sub's conditions to the consummation of the transactions provided for herein shall have become impossible to satisfy.

     (c) By LLC. By LLC, after compliance with the procedure set forth in this
Article 5, if (i) any of Public's, Superholdings' or Merger Sub's representations or warranties contained herein is or becomes or, when executed any Related Agreement would be, untrue or incorrect in any respect, except as will not have a Public Material Adverse Change, (ii) Public, Superholdings or Merger Sub fails to perform its covenants or agreements contained herein, or would be in breach of its respective covenants upon execution of any Related Agreement, in any respect, except as will not have a Public Material Adverse Change or (iii) any of LLC's conditions to the consummation of the transactions provided for herein shall become impossible to satisfy.


     (d) Drop Dead Date. By any of Public, Superholdings or the LLC if the Effective Time shall not have occurred on or before March 31, 2001 (the "Termination Date"), otherwise than as a result of any material breach of any provision of this Agreement by the party seeking to effect such termination, provided, however, that the Termination Date shall be extended by the number of days, if any, to cure any curable matter that is the subject of a notice under
Section 5.3 (Public's and Superholdings' Termination Procedure) or Section 5.4 (LLC's Termination Procedure).


     (e) Prohibition of the Reorganization. By any of Public, Superholdings or LLC if any federal or state court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Reorganization and such order, decree, ruling or other action shall have become final and non-appealable, provided that neither party may terminate this Agreement pursuant to this Section 5.1(e) if it has not complied with its obligations under Section 4.1(a) (Joint Responsibilities);

provided, however, the right to terminate this Agreement under this Section 5.1 shall not be available to any party (i) that is in material breach of its obligations hereunder or (ii) whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the cause of, or resulted in, the failure to satisfy any condition to the obligations of either party hereunder.


  5.2 Notice of Problems. Each party will promptly give written notice to the other parties when any of them becomes aware of the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any fact or event that would cause or constitute, or would be likely to cause or constitute (i) any of its representations or warranties contained herein being or becoming untrue or incorrect, (ii) its failure to perform any of its covenants or agreements contained herein or (iii) any of its Delegated Conditions, or any condition to the obligation of the parties contained in Section 3.1 (Joint Conditions), being or becoming impossible to satisfy.

     No such notice shall affect the representations, warranties, covenants, agreements or conditions of the parties hereunder, or prevent any party from relying on the representations and warranties contained herein.


  5.3 Public's and Superholdings' Termination Procedure. If Public or Superholdings discovers, by reason of a notice given pursuant hereto or otherwise, circumstances that would give it the right to terminate this Agreement pursuant to Section 5.1(b) (By Public or Superholdings), then Public or Superholdings shall deliver a notice to the LLC Parties of such circumstances, specifying the factual basis therefor in reasonable detail. The LLC Parties shall have the right to cure any such matter within 20 business days following the date of delivery of such notice. If such circumstances create a termination right pursuant to Section 5.1(b) (By Public or Superholdings), then after such notice and the LLC Parties' failure to cure, either of Public or Superholdings may terminate this Agreement by giving a notice of termination to the LLC Parties.

  5.4 LLC's Termination Procedure. If LLC discovers by reason of a notice given pursuant hereto or otherwise, circumstances that would give it the right to terminate this Agreement pursuant to Section 5.1(c) (By LLC), then LLC shall deliver a notice to Public, Superholdings and Merger Sub of such circumstances, specifying the factual basis therefor in reasonable detail. Public, Superholdings and Merger Sub shall have the right to cure any such matter within 20 business days following the date of delivery of such notice. Upon such notice and upon Public's, Superholdings' or Merger Sub's failure to cure, LLC may terminate this Agreement by giving a notice of termination to Public, Superholdings and Merger Sub.

  5.5 Effect of Termination. Upon termination hereof pursuant to this Article 5, no party shall have any liability or continuing obligation to another party arising out of this Agreement, or out of actions taken in connection herewith, except that Article 10 (Indemnification) and Article 11 (Miscellaneous) shall survive termination hereof. Notwithstanding the foregoing, termination hereof shall not relieve any party from its liability for (i) the failure, prior to termination, of such party to perform or comply with its covenants or agreements or (ii) the representations or warranties made by such party being untrue or incorrect in any material respect when made. In addition to the foregoing, (a) if LLC terminates this Agreement because the issuance of the shares of Superholdings Stock pursuant to the Parent Merger or the adoption of the Subsidiary Merger Agreement shall not have been adopted by the holders of the requisite number of shares of capital stock of Public (including without limitation pursuant to Section 4.4 (Public Stockholders Meeting)) in the manner required pursuant to Public's certificate of incorporation and bylaws, the DGCL, or the rules of The Nasdaq Stock Market, as applicable, or other applicable law, when all other conditions to Closing are satisfied or waived, then Public shall pay a termination fee of $5.0 million to the LLC Parties and
(b) if Public terminates this Agreement because it was not adopted by the requisite number of members interests of LLC Holdings (including, without limitation, pursuant to Section 4.6 (LLC Members Meeting; LLC Holdings)) in the manner required pursuant to LLC Holdings' organizational documents, the OLLCA and other applicable law, whenever such approval is necessary, when all other conditions to Closing are satisfied or waived, then the LLC Parties shall pay a termination fee of $5.0 million to Public.


                                    ARTICLE 6

              REPRESENTATIONS AND WARRANTIES OF LLC AND THE MEMBERS

     In this Article 6, LLC, LLC Holdings and the Subsidiaries are referred to collectively as the "Companies." The Companies (solely prior to Closing and with the understanding that the representations and warranties by or concerning LLC Holdings shall become effective on the date

LLC Holdings enters into this Agreement) and the Members, jointly and severally, represent and warrant to Public, Superholdings and Merger Sub that except as set specifically forth on the Disclosure Schedules (which exceptions shall relate only to the Sections specifically identified in such Disclosure Schedules):


  6.1 LLC; Entry Into Agreements.


     (a) Organization and Existence. Each of the Companies is a limited liability company duly organized and validly existing under the laws of the State of Oregon. Each of the Companies has all requisite power and authority to own, lease and operate all properties and assets owned or leased by it and to conduct its business as previously and currently conducted by it. Each of the Companies is qualified to do business in each jurisdiction in which it is required to be so qualified, except where the lack of such qualification would not have a material adverse effect on such Company. The Disclosure Schedule to this Section 6.1(a) lists all jurisdictions in which any Company is qualified to do business as a foreign corporation and indicates which of the Companies is so qualified in each such jurisdiction.

     (b) Validity and Authorization; Power and Authority. Each of the Companies has full power and authority to consummate the Parent Merger and to execute, deliver and perform this Agreement, the Related Agreements and the other instruments called for hereby or thereby to which it is a party.


     The only vote of the holders (the "Members Required Vote") of the Members' Interests that was necessary to approve this Agreement, the Related Agreements, the Parent Merger, and the transactions contemplated hereby was the affirmative vote of the holders of 67% of the Final Percentage Interest (as defined in the operating agreements of LLC and LLC Holdings) of each of LLC Holdings and LLC. No other action by the LLC Parties was necessary to approve this Agreement, the Related Agreements, the Parent Merger, and the transactions contemplated hereby or thereby.


     This Agreement and the Related Agreements have been duly authorized, executed and delivered by each of the Companies and will constitute (or, in the case of Related Agreements or instruments called for hereby or thereby, to be executed by such Company at or before the Closing, upon execution will constitute) the legal, valid and binding obligation of such Company, enforceable against such Company in accordance with their terms.

     The Members have full requisite power and authority (or if natural persons, capacity) to execute, deliver and perform this Agreement, the Related Agreements and the other instruments called for hereby or thereby to which the Members are a party. This Agreement has been duly executed and delivered by the Members and constitutes (or, in the case of Related Agreements or instruments called for hereby, to be executed by the Members at or before the Closing, will constitute) the legal, valid and binding obligation of the Members, enforceable against the Members in accordance with its terms. The Disclosure Schedule to this Section 6.1(b) sets forth (i) the identity of all of the members of LLC and (ii) their respective ownership of units of Members' Interests.

     The consent or vote of the Members in favor of the transactions contemplated by this Agreement and the Related Agreements was duly obtained pursuant to the organizational documents of LLC and LLC Holdings and all applicable state law (including Sections 63.130 and 63.487 of the OLLCA), and no right of first refusal or similar restriction on transfer applies to the conversion of the Members' Interests in the Parent Merger or the formation of LLC Holdings and LLC Holdings' acquisition of LLC.


     (c) Subsidiaries. Except as set forth in the Disclosure Schedule to this
Section 6.1(c), no Company owns a majority of the capital stock or other equity interests entitled to vote generally in the election of the board of directors, board of managers, general partners or similar governing body of, directly or indirectly, any other corporation, partnership, association or other business entity and no Company is a party to any agreement relating to the acquisition or disposition of such an interest (such scheduled entities, the "Subsidiaries").


     The Subsidiaries are duly organized and validly existing under the laws of their states of organization and are in good standing under such laws. The Subsidiaries have all requisite power and authority to own, lease and operate all properties and assets owned or leased by them and to conduct their business as previously and currently conducted by them. The Subsidiaries are qualified to do business and are in good standing in each jurisdiction in which they are required to be so qualified, except where the lack of such qualification would not have a material adverse effect on the Subsidiaries. The Disclosure Schedule to this Section 6.1(c) lists all jurisdictions in which the Subsidiaries are respectively qualified to do business as a foreign entity.

     LLC has good, valid and marketable title to all of the issued and outstanding shares of capital stock or interests, as appropriate, free and clear of any Liens.

     (d) No Conflict. Except as set forth in the Disclosure Schedule to this
Section 6.1(d), neither the execution, delivery or performance of this Agreement or the Related Agreements, nor the consummation of the Parent Merger or the transactions contemplated hereby or thereby will (i) result in any violation of the terms of, (ii) contravene or conflict with, (iii) accelerate the performance of the obligations required under, (iv) constitute a default under, (v) give any right of termination or cancellation under or (vi) give any right to make any change in any of the liabilities or obligations under, the certificate of incorporation or similar organizational documents, bylaws, regulations or operating agreement of any Company, as appropriate, any Order, or any agreement, contract, note, bond, debenture, indenture, mortgage, deed of trust, lease, License, judgment, decree, order, law, rule or regulation or other restriction applicable to any Company or any Member or to which any Company or any Member is a party or by any Company or any Member or their respective property or assets are bound or affected that, in any such case, will result in a material adverse effect on any Company. Neither the execution, delivery and performance of this Agreement or the Related Agreements, nor the consummation of the transactions contemplated hereby or thereby will result in the creation of any Lien upon any of the properties or assets of any Company or the Members' Interests. No Member shall have the right to assert dissenters' or appraisal rights under applicable state law or otherwise have the right to demand cash or other payment for Members' Interests in the Parent Merger, other than the consideration provided in Section 1.2 (Terms of the Merger).


     (e) LLC Parties Consents Required. The Disclosure Schedule to this Section 6.1(e) lists (i) all Approvals for which filing or other action is required by the LLC Parties, and (ii) all other material consents, approvals or authorizations of third parties required in connection with each party's (other than Public's, Superholdings' and Merger Sub's) valid execution, delivery or performance of this Agreement and the Related Agreements or the consummation of the Parent Merger or the Subsidiary Merger or any of the transactions contemplated hereby or thereby on the part of any of them, including but not limited to the consents required under the Contracts and Licenses (collectively, the "LLC Parties Consents"). The Members have taken all other limited liability company actions necessary for the consummation by the Companies of the transactions contemplated by this Agreement and the Related Agreements.


     (f) State Takeover Statutes. No state takeover statute is applicable to any Company in connection with this Agreement, the Parent Merger or the other transactions contemplated hereby.


  6.2 Financial Information.

     (a) Financial Statements; Books and Records. Included in the Disclosure Schedule to this Section 6.2(a) are true and correct copies of (i) the audited consolidated balance sheets for LLC and the Subsidiaries at December 31, 1999 and the related statement of profit and loss and cash flows for the one-year period then ended, (ii) the unaudited consolidated balance sheet for LLC and the Subsidiaries at March 31, 2000 and the related statement of profit and loss for the three-month period then ended and (iii) when delivered pursuant hereto, financial statements of the kind and character prepared in conjunction with the Credit Agreement, copies of all financial statements delivered to LLC Parties' Board of Managers, and electronic copies of all general ledger records commonly referred to as "QuickBooks" (collectively, the "LLC Financial Statements").


     The LLC Financial Statements fairly present the financial position of LLC and the Subsidiaries as of the dates thereof and the results of LLC's and the Subsidiaries' operations and cash flows for the periods then ended, in accordance with GAAP, except for the variances from GAAP set forth in the notes to the LLC Financial Statements, subject, in the case of the LLC Financial Statements listed in items (ii) and (iii) of the immediately-preceding paragraph, to normal recurring period-end adjustments and absence of notes and a statement of cash flows in each case that, if presented, would not differ materially from those included in the financial statements for the fiscal year ended December 31, 1999 and the financial data set forth in the LLC Financial Statements listed in items (ii) and (iii).

     Each of the Company's books and records (including without limitation, all financial records, business records, minute books, ownership transfer records, customers lists, referral source lists and records pertaining to services or products delivered to customers) (i) are complete and correct in all material respects and all transactions to which such Company is or has been a party are accurately reflected therein and (ii) form an adequate basis for the such Company Financial Statements.

     "GAAP" shall mean those generally accepted accounting principles and practices which are used in the United States and recognized as such by the American Institute of Certified Public Accountants acting through its Accounting Principles Board or by the Financial Accounting Standards Board or through other appropriate boards or committees thereof and which are consistently applied for all periods, so as to properly reflect the financial position, results of operations and operating cash flow on a consolidated basis of the party, except that any accounting principle or practice required to be changed by the Accounting Principles Board or Financial Accounting Standards Board (or other appropriate board or committee) in order to continue as a generally accepted accounting principle or practice may be so changed for periods for which such change is applicable.

     (b) Conduct of Business. Except as specifically contemplated herein, since December 31, 1999, no Company has (i) changed its outstanding members' interests; granted any option or right to purchase members' interests; issued any security convertible into such members' interests; granted any registration rights; purchased, redeemed, retired or otherwise acquired any members' interests; or declared or paid any distribution or payment in respect of members' interests; (ii) amended its organizational documents or, regulations or operating agreement; (iii) sold or transferred (other than in the ordinary course of business) any assets with a fair market value in excess of $50,000 individually, or $100,000 in the aggregate; (iv) mortgaged, pledged or subjected to any Lien or other encumbrance any assets; (v) incurred or become subject to any debt, liability (including indemnification, guaranty and repurchase obligations) or lease obligation, other than trade liabilities incurred in the ordinary course of business that do not exceed $50,000 individually, or $100,000 in the aggregate; (vi) incurred obligations or entered into contracts outside of the ordinary course of business or providing aggregate payments in excess of $100,000; (vii) suffered any damage, destruction or loss of any assets in the aggregate in excess of $500,000;
(viii) experienced any equipment malfunction that interferes with the conduct of its business; (ix) waived or relinquished any rights or canceled or compromised any debt or claim owing to it, in either case, without adequate consideration or not in the ordinary course of business in excess of $50,000 in the aggregate; (x) made any change in its accounting methods or practices, including the method of calculating reserves for Taxes; (xi) made any material change in its billing and collection practices and procedures; (xii) paid any bonuses or made any increase in the compensation, commissions or benefits payable or to become payable to any of its officers, directors, employees, consultants or agents over the amounts paid or payable as of such date, or entered into or terminated any employment, consulting, deferred compensation, severance or bonus agreement with any of such parties, or made any loan, or commitment to loan, monies to any such parties, other than customary cash travel advances which do not exceed $25,000 in the aggregate at any time;
(xiii) declared or made any dividend, payment or distribution to the members of LLC other than ordinary employment compensation; (xiv) entered into any transaction with any of its or LLC's Affiliates (including without limitation by paying, distributing or transferring any funds or assets to the members of LLC, whether in their capacity as members of LLC or in any other capacity, other than the payment of employment compensation to members of LLC who are employees); (xv) made any capital expenditures except as set forth in Budget Model 9.5 attached as the Disclosure Schedule to this Section 6.2(b); (xvi) acquired any business or business operations or (xvii) agreed to do any of the foregoing.

     (c) No Material Adverse Effect. Except as contemplated by this Agreement, since the date of the most recent LLC Financial Statements delivered prior to the date hereof, each Company has conducted its business only in the ordinary course consistent with past practice and there has been no event or occurrence that has caused a material adverse effect on such Company other than (i) operating losses in the ordinary course of business or (ii) economic conditions affecting the U.S. economy generally or the telecommunications industry generally.


     (d) Projections. The forecasts and projections (the "Projections") attached as the Disclosure Schedule to this Section 6.2(d) have been prepared on the basis of the assumptions set forth therein and are arithmetically correct. As of the date of this Agreement, all of the estimates and assumptions upon which the Projections are based are believed in good faith by each Company, as of the date of this Agreement, to be reasonable.

  6.3 Members' Interests.


     (a) Capitalization. The Members' Interests of LLC consist of 31,558,046 units and no preferred units. There are no other equity interests of LLC either authorized or outstanding. All of the issued and outstanding units have been duly authorized and validly issued, are fully paid and nonassessable and are free and clear of any preemptive rights. No certificates have been issued to represent the Members' Interests. There are no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, any Company for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities. The Disclosure Schedule to this Section 6.3(a) identifies the holders of all of the Members' Interests.

     (b) Capitalization of LLC Holdings. Upon formation, the Members' Interests of LLC Holdings shall consist of one unit and no preferred units. There will be no other equity interests of LLC Holdings either authorized or outstanding. All of the issued and outstanding units will be duly authorized and validly issued, fully paid and nonassessable and free and clear of any preemptive rights. No certificates will be issued to represent the Members' Interests. There will be no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, LLC Holdings for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities. The Disclosure Schedule to this Section 6.3(b) identifies the holders of all of the Members' Interests. The formation of LLC Holdings and its acquisition of LLC as contemplated hereby will result in LLC Holdings' becoming the sole owner of LLC, holding its interest in LLC free and clear of Liens created by the members of LLC in the Members' Interests.

     (c) Ownership and Transfer by Members. Each Member represents that it has good, valid and marketable title to the units of Members' Interests owned by it, free and clear of any Liens. Each Member represents that it is not a party to any contract, agreement or understanding (other than this Agreement) relating to the issuance, sale, redemption, purchase, repurchase, acquisition or other transfer or voting of any units of Members' Interests or any other equity security of any Company, other than LLC's operating agreement. There is no plan or intention on the part of any Member to sell, exchange, transfer or otherwise dispose of any Superholdings Stock to be received by such Member. The Disclosure Schedule to this Section 6.3(c) lists all members of LLC (and upon formation, LLC Holdings) and the number of Units of Members' Interests held by each member. Consummation of the transactions contemplated by this Agreement will result in Superholdings' becoming the sole owner of LLC Holdings and LLC, holding its interests in LLC Holdings and LLC free and clear of Liens created by the members of LLC Holdings in the Members' Interests.

     (d) VAR Plan. The Disclosure Schedule to this Section 6.3(d) lists the name, position, number of units, date of grant and strike price for each participant in the VAR Plan.


  6.4 Assets.


     (a) Personal Property.


         (i) Title. LLC or a Subsidiary is the sole owner of the assets reflected in the LLC Financial Statements and has good and marketable title to all such assets that are personalty (the "Personal

     Property") (other than the leased Personal Property described below), in each case free and clear of all Liens, except for (A) liens for non-delinquent taxes and assessments, (B) liens of lessors arising under statute (C) other claims and encumbrances, charges or statutory liens that do not materially detract from the value of, or impair the use or transfer of, such Personal Property and (D) inchoate statutory liens for amounts not yet payable ("Permitted Liens"). For purposes hereof, "Liens" shall mean security interests, liens (choate or inchoate), encumbrances, mortgages, pledges, equities, charges, assessments, easements, covenants, restrictions, reservations, defects in title, encroachments and other burdens, whether arising by contract or under law. With respect to any Personal Property that is leased, LLC or the applicable Subsidiary is in compliance with each such lease and is the sole holder of a valid and subsisting leasehold interest, free and clear of any Liens, other than Permitted Liens. The Disclosure Schedule to this Section 6.4(a)(i) lists all lease agreements, service agreements or other agreements related to leased Personal Property (the "Equipment Leases").


         (ii) Facilities and Equipment. All buildings, facilities, offices, improvements on real estate, fixtures, machinery, equipment, computer hardware and software, vehicles or other properties, owned or leased by the Company for the conduct of its business (A) have been maintained in accordance with maintenance practices that are standard for such Company's industry, are prudent, and are in compliance with all applicable laws and regulations, and (B) are in good condition and repair.


         (iii) Bank Accounts. The Disclosure Schedule to this Section 6.4(a)(iii) sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which any Company maintains accounts of any nature (collectively, the "Accounts"), the numbers of such accounts and the names of all persons authorized to draw thereon or to make withdrawals therefrom.


     (b) Real Property.


         (i) Fee Simple. The Disclosure Schedule to this Section 6.4(b)(i) sets forth a legal description of each parcel of real property owned by any Company and identifies which Company owns such real property, including but not limited to those properties reflected on the LLC Financial Statements, (the "Real Property"), together with a summary description of the buildings, structures and improvements thereon. Except as set forth in the Disclosure Schedule to this Section 6.4(b)(i), such Company has good and marketable title in fee simple absolute to all Real Property, and to the buildings, structures and improvements thereon, in each case free and clear of all Liens other than Permitted Liens. Except for such leases and tenancies as are particularly described in the Disclosure Schedule to this
     Section 6.4(b)(i), such Company has not granted any leases on, and there are no tenancies of, the Real Property or any part thereof.


         (ii) Leases; Easements and Other Interests. The Disclosure Schedule to this Section 6.4(b)(ii) sets forth (A) a description of the nature of each Company's use of the land, premises, buildings, structures and improvements held by lease or license and a description of the basic terms of the lease or license involved and (B) a list of all other material easements, concessions, contracts and instruments, whether or not in writing, relating to or affecting real property or any interest therein to which any Company is a party or by which the assets of any Company or any Company's business is bound or affected. The interests described in items (A) and (B) above are collectively referred to herein as the "Leased Premises" and the leases, licenses, easements, concessions, contracts and instruments described in items (A) and (B) above (as well as any leases and tenancies described in the Disclosure Schedule pursuant to item (b)(i)), are collectively referred to herein as the "Real Estate Contracts."

         The Company identified as such in the Disclosure Schedule to this
     Section 6.4(b)(ii) is the sole holder of valid and subsisting leasehold interests or licenses in the Leased Premises free and clear of any Liens, other than Permitted Liens except, in the case of Tower Leases, for the co-location rights of other tenants. All lease or rental payments and other amounts due and payable in connection with the Real Estate Contracts are current, there are no defaults by such

     Company with respect thereto or, to the Companies' knowledge, by any other party thereto and no event has occurred that with the passing of time or the giving of notice or both would constitute a default (x) by such Company thereunder or (y), to the Companies' knowledge, by any other party thereunder. All options in favor of such Company to purchase any of the Leased Premises, if any, are in full force and effect and are described in the Disclosure Schedule to this Section 6.4(b)(ii). To the extent applicable to the Leased Premises, such Company is in possession of the Leased Premises and, subject to the terms of the related Real Estate Contract, has the right to quiet enjoyment of the Leased Premises for the full term of the related Real Estate Contract and any renewal option related thereto. No Real Estate Contract is terminable as a result of the transaction contemplated herein, and no leasehold or other interest of such Company in such real property is subject or subordinate to any Lien, other than Permitted Liens.

         (iii) Eminent Domain. Neither the whole nor any portion of any Real Property or Leased Premises has been condemned, taken by right of eminent domain, requisitioned or otherwise taken by any public authority and no Company has received written notice from any governmental body with power of eminent domain of any pending or threatened taking by eminent domain, requisition or condemnation.

         (iv) Ingress and Egress. Other than with respect to Tower Leases, each Company has all easements and rights of ingress and egress necessary for utilities and services and for all operations of its business in the manner and to the extent previously conducted by it.

         (v) Improvements. Other than with respect to Tower Leases, (i) none of the improvements included in the Real Property or Leased Premises (A) are in violation of any building line or use or occupancy restriction, limitation, condition or covenant of record or any zoning or building law, code or ordinance or public utility or other easement or (B) encroaches on the property rights of any other person or entity, (ii) each facility located on the Real Property or Leased Premises currently is served by gas, electricity, water, sewage and waste disposal and rail and other utilities adequate to operate such facility, and none of the utility companies serving any such facility has threatened LLC with any reduction in service,
     (iii) such utilities either enter the Real Property and Leased Premises through adjoining public streets or, if they pass through adjoining private land, do so in accordance with valid, permanent public or private easements which, following the Closing, will inure to the benefit of Superholdings, its successors and assigns and (iv) all of said utilities are installed and operating and all installation and connection charges have been paid for in full. The continued maintenance and operation of the Real Property and Leased Premises as currently maintained and operated is not dependent on facilities, equipment, or other assets located at property other than the Real Property or the Leased Premises, which facilities, equipment or assets may become unavailable.


         (vi) Tower Leases. With respect to leases or licenses of tower space to which LLC is a party ("Tower Leases"), (A) to LLC's knowledge, there are no applications, ordinances, petitions, resolutions or other matters pending before any governmental agency having jurisdiction to act on zoning changes that would prohibit or make nonconforming the use of any of the Leased Premises by LLC, (B) LLC has good and valid easement rights providing reasonable access and utilities to and from the Leased Premises under the Tower Leases, (C) LLC has not voluntarily granted any, and is not a party to any agreement providing for, and LLC has no knowledge of, any easements, conditions, restrictions, reservations, rights or options that would adversely affect the use of any of the Leased Premises under the Tower Leases for the same purposes and uses as such Leased Premises have been used by LLC, except for Permitted Liens.


         (vii) Leased Premises Taxes. To the extent any Company is liable for payment therefor, there is no Tax assessment pending or, to the Companies' knowledge, threatened, with respect to any portion of the Leased Premises, except for ad valorem taxes for the calendar year 2000.

     (c) Intellectual Property.

         (i) Intellectual Property. The term "Intellectual Property" shall include all fictitious business names, trade names, registered and unregistered trademarks, service marks and applications owned, used or licensed by any Company (collectively, "Marks"), all patents and patent applications (if any) owned, used or licensed by any Company (collectively, "Patents"), all registered and unregistered copyrights (if any) in both published works and unpublished works owned, used or licensed by any Company (collectively, "Copyrights"), and all know-how, inventions, trade secrets, confidential information, software, technical information, process technology, plans, drawings and blue prints owned, used or licensed by any Company as licensee or licensor (collectively, "Trade Secrets"). The Intellectual Property also includes all such rights and assets of any Company under all contracts to which any Company is a party or by which any Company is bound relating to the Intellectual Property including, without limitation, contracts by which any Company licenses Intellectual Property to third parties and contracts by which third parties license to, or otherwise permit the use of its intellectual property by, any Company (collectively, "Technology Contracts"). Each Company is, and to the Companies' knowledge, each other party to the Technology Contracts is, in compliance with all Technology Contracts, is not currently in default thereunder, and no event has occurred that with the passing of time or the giving of notice or both would constitute a default thereunder. The Disclosure Schedule to this
     Section 6.4(b) lists all Intellectual Property owned by LLC.


         (ii) Ownership. Except with respect to Intellectual Property licensed by a Company from a third party pursuant to a Technology Contract, one or more of the Companies is the owner of all right, title and interest in and to the Intellectual Property free and clear of all Liens. The Intellectual Property includes all such property necessary for the operation of the respective businesses of the Companies (A) as they currently are proposed to be, and have been, conducted and (B) without violating or infringing upon the rights of any third party. Without limiting the foregoing, each Company is properly licensed to use all computer software (and copies thereof) used by it. No current or former employee of any Company has any rights to any Intellectual Property. No right, license or consent of, or payment to, any third party will be required after consummation of the transactions contemplated hereby for the continued use of the Intellectual Property by LLC and the Subsidiaries.

         (iii) Technology Contracts. The Disclosure Schedule to this Section 6.4(c)(iii) contains an accurate and complete list of all of the Technology Contracts, including all of the parties to each Technology Contract.

         (iv) Trademarks. The Disclosure Schedule to this Section 6.4(c)(iv) contains an accurate and complete list of all Marks for which registration has been obtained or for which application to registration has been filed, including application and registration dates and numbers, and jurisdiction thereof, and all other Marks, as well as which Company owns each Mark. No Mark is infringed or has been challenged or threatened in any way, and the Companies are not aware of any potentially interfering mark or application therefor of any third party. None of the Marks infringe or are, or have been, alleged to infringe any business name, trade name, trademark, service mark or other right of any third party.

         (v) Patents. The Disclosure Schedule to this Section 6.4(c)(v) contains an accurate and complete list of all Patents, including application and issuance dates and numbers, jurisdictions thereof, and which Company holds each Patent. All the Patents are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within one year from the date hereof. No Patent has been or is now involved in any interference, reissue, reexamination or opposition proceeding. To the Companies' knowledge after due inquiry, there is no potentially interfering patent or patent application of any third party. No Patent is infringed or, to the best of the Companies' knowledge, has been challenged or threatened in any way. None of the processes or know-how used by any Company, infringe or are alleged to infringe any patent or other right of any third party. Notwithstanding the foregoing, no representation or warranty is made regarding patents, processes or know-how owned or licensed by Sprint.

         (vi) Copyrights. The Disclosure Schedule to this Section 6.4(c)(vi) contains an accurate and complete list of all registered Copyrights, including application and registration dates and numbers, jurisdictions thereof and which Company holds each Copyright and which Company owns each Trade Secret. None of the Copyrights infringe or are, or have been, alleged to infringe any copyright or any other right of any third party.

     (d) Contracts.


         (i) Definition. The Disclosure Schedule to this Section 6.4(d)(i) lists all agreements, contracts, notes, bonds, debentures, indentures, mortgages, deeds of trust, leases, licenses, obligations, promises, settlements, repurchase obligations (including, but not limited to, repurchase obligations pertaining to whole loan sales, securitizations, pooling and servicing agreements, servicing agreements and other such agreements and understandings (whether written or oral and whether express or implied) (together with the Equipment Leases, the Real Estate Contracts and the Technology Contracts, the "Contracts")) that are material to the business of any Company, including without limitation all the foregoing (A) that provide for future payments, claims or obligations to or from any Company of $25,000 or more per year or $100,000 or more over the term thereof or
     (B) that are (1) collective bargaining agreements or other agreements with any labor union, (2) joint venture agreements, partnership agreements or other agreements involving a sharing of profits, losses, costs or liabilities, (3) agreements containing covenants that in any way purport to restrict the business activity of any Company or limit the freedom of any Company to engage in any line of business or to compete with any other person, (4) standard forms of agreements providing for payments to or for any person based on sales, originations, closings, purchases or profits (other than direct payments for goods), (5) powers of attorney, (6) agreements providing for the payment of special or consequential damages in excess of $100,000 by any Company, (7) agreements relating to capital expenditures in excess of $200,000 by any Company, (8) warranties regarding products or services, guarantees or other similar undertakings by any Company in excess of $100,000, (9) agreements involving indemnification for obligations of third parties, (10) employment, secrecy, proprietary information, noncompetition, restrictive covenant, or confidentiality agreements with key employees, (11) requirements or output contracts, (12) business alliance or joint marketing agreements, (13) agreements with Sprint or any of its affiliates, (14) documents related to debt for borrowed money or (15) amendments, modifications or supplements to any of the foregoing. As used herein, the term "Contracts" also shall be deemed to refer to all agreements between any Company, on the one hand, and any Member, any affiliate of any Member, or any director or executive officer of any Company, on the other hand.

         (ii) Sprint Agreements. LLC has complied in all material respects with the following agreements with Sprint Corporation (which agreements are included in the definition of "Contracts," set forth above):

             (A) Sprint PCS Management Agreement, dated as of January 25, 1999, by and between Sprint Spectrum, LP and WirelessCo, LP, as amended by addenda dated January 25, 1999 and April 12, 2000 (collectively, the "Sprint Management Agreement").


             (B) Sprint Spectrum Trademark and Service Mark License Agreement, dated as of January 25, 1999, by and between Sprint Spectrum, LP and LLC.

             (C) Sprint Trademark and Service Mark License Agreement, dated as of January 25, 1999, by and between Sprint Communications Company, LP and LLC.

             (D) Sprint PCS Services Agreement, dated as of February 9, 2000, by and between Sprint Spectrum, LP and LLC.

             (E) Asset Purchase Agreement, dated as of April 12, 2000, by and between Sprint Spectrum L.P., Sprint Spectrum Equipment Company, L.P. and Sprint Spectrum Realty Company, L.P. and LLC.

             (F) Custom Service Agreement, dated as of February 9, 2000, by and between Sprint Communications Company L.P. and LLC.

             (G) Consent and Agreement, dated as of April 12, 2000, by and between Sprint Spectrum L.P., Sprint Communications Company, L.P., and WirelessCo, L.P. and CoBank.

             (H) Build-out. The LLC Parties' build-out of the Service Area Network in the Service Area as such terms are defined, pursuant to the Build-out Plan approved by Sprint, is on schedule. As of the date hereof, no Company has violated or failed to meet any contract date.

             (I) Sprint PCS Technical Program Requirements. LLC has complied with all Sprint PCS Technical Program Requirements, as defined in the Sprint Management Agreement, in all material respects.

             (J) Sprint PCS Program Requirements. LLC has complied with all Sprint PCS Program Requirements, as defined in the Sprint Management Agreement, in all material respects.

             (K) Sprint PCS Customer Service Standards. LLC has complied with all Sprint PCS Customer Service Standards, as defined in the Sprint Management Agreement, in all material respects.

             (L) Sprint PCS Insurance Requirements. LLC has complied with the Sprint PCS Insurance Requirements, as defined in the Sprint Management Agreement, in all material respects.

             (M) Sprint Management Agreement. No Event of Termination (as defined therein) has occurred under the Sprint Management Agreement.

        (iii) LLC Credit Agreement.


             (A) As of the date hereof, the Credit Agreement (the "Credit Agreement") by and among LLC, as borrower, and CoBank, as administrative agent and a lender, and the other lenders referred to in the Credit Agreement (collectively, the "Lenders") and all other Loan Documents (as that term is defined in the Credit Agreement), are in full force and effect, without any amendments, and no Default (as that term is defined in the Credit Agreement) (a "Default") (including, without limitation, by reason of any of LLC's representations or warranties therein failing to be true and correct) exists and no Event of Default (as that term is defined in the Credit Agreement) (an "Event of Default") (including, without limitation, by reason of any of LLC's representations or warranties therein failing to be true and correct) has occurred or is continuing under the Credit Agreement, nor has any Company received any notice from any Lender alleging that a Default or an Event of Default has occurred or is continuing, except as listed and explained on the Disclosure Schedule to this Section 6.4(d)(iii)(A).


             (B) As of the date hereof, the current interest rate under the Credit Agreement is LIBOR plus 3.25%.

             (C) As of the date hereof, the amount of the Commitment (as that term is defined in the Credit Agreement) under the Credit Agreement is $45,000,000. The amount borrowed by LLC and outstanding under the Credit Agreement (including interest any other fees and charges due or accrued) as of June 1, 2000 is $8,062,863. The "Expiration Date" (as that term is defined in the Credit Agreement) is March 31, 2008.

             (D) As of the date hereof, LLC has not been required to make any mandatory repayments under Sections 1.6(D) and 1.7 of the Credit Agreement, except as listed on the Disclosure Schedule to this Section 6.4(d)(iii)(D).

             (E) The transactions contemplated herein will not cause an Event of Default, or otherwise cause LLC to violate any covenant or warranty of LLC under the Credit Agreement. LLC has obtained all consents required to be obtained (from any party whatsoever) under the Credit Agreement, with respect to the transactions contemplated herein. LLC has attached copies of all necessary consents as the Disclosure Schedule to this
         Section 6.4(d)(iii)(E).

             (F) LLC has attached, as the Disclosure Schedule to this Section 6.4(d)(iii)(F), a copy of the most recent Compliance Certificate provided to the administrative agent in accordance with the Credit Agreement. The information contained in the Compliance Certificate is true and correct as of May 26, 2000.

             (G) All members of LLC have made contributions to LLC, as and when required by the Undertaking Agreement (as that term is defined in the Credit Agreement) and any other Loan Document (as that term is defined in the Credit Agreement).

             (H) The Vendor Guaranty (as that term is defined in the Credit Agreement) executed by Lucent is in full force and effect, without any amendment, and will not be adversely effected by the transactions contemplated herein.

             (I) The earliest date that Superholdings will be required to make capital contributions, if any, pursuant to the equity contribution requirements of the Credit Agreement will be on December 31, 2000, based on current estimates of the cash requirements of LLC, which LLC believes are reasonable.

         (iv) Legally Binding. All of the Contracts are legal, valid and binding on the parties thereto, are in full force and effect and represent legitimate transactions; no Company is in violation of or default under any of the Contracts and, to the Companies' knowledge, no other party to any Contract is in material violation or default thereunder; no event, occurrence or condition exists which, with the lapse of time, the giving of notice, or both, or the happening of any further event or condition, would become a material violation or default by any Company or any other party thereto, under any Contract; there are no outstanding, and to the Companies' knowledge, no threatened, disputes or disagreements with respect to any of the Contracts; no Company has released any material rights under any Contract; no Company is subject to any legal obligations to renegotiate, nor is there any right to renegotiate, any Contract; and no Company is subject to any liability, or claim therefor, for or with respect to price adjustment under any Contract with the United States Government or any agency thereof, including any liability for defective pricing.

         (v) Material Contracts. The Contracts constitute all of the material contracts, leases and agreements necessary for the conduct of the businesses of the Companies in the manner and to the extent conducted respectively by them. All rights of the Companies under the Contracts will be enforceable by Superholdings, LLC or a Subsidiary after the Closing without the consent or agreement of any other party.

         (vi) Copies. The Companies have delivered or made available to Public true and complete copies of each Contract, including all amendments thereto. There are no unwritten amendments to, or waivers under, any Contract.

     (e) Necessary Assets. Each Company owns all assets, rights, and properties necessary for the conduct of its business in the manner and to the extent currently conducted including, without limitation, all items of property reflected in the LLC Financial Statements other than (i) assets disposed of in the ordinary course of business since March 31, 2000 and (ii) equipment subject to financing leases.


  6.5 Liabilities.


     (a) No Liabilities. No Company has any debt, guaranty, liability or obligation of the type required to be disclosed pursuant to GAAP to any Member or an Associate or Affiliate of such Member. No Company has any debt, guaranty, liability or obligation of the type required to be disclosed pursuant to GAAP in excess of $50,000 individually or $100,000 in the aggregate, in each case, of any nature, whether accrued, absolute, contingent or otherwise, whether due or to become due, and whether known or unknown, whether or not presently quantifiable, and there is no basis for the assertion against it of any such debt, guaranty, liability or obligation except to the extent set forth or reserved against in full in the LLC Financial Statements. The consolidated current liabilities of the Companies incurred in the ordinary course of business do not exceed $1.1 million in the aggregate (excluding current maturities of interest bearing debt and accounts payable for fixed asset purchases).

     (b) Tax Matters.

         (i) Filings. Each Company has filed or will timely file all Tax Returns that it was or is required to file on its behalf and on behalf of any other party. All such Tax Returns were correct and complete in all material respects. All Taxes due and owing by any Company (whether or not shown on any Tax Return, whether known or unknown, asserted or unasserted) have been paid. No Company is a party to any tax sharing or other agreement that will require any payment with respect to Taxes. No Company currently is the beneficiary of any extension of time within which to file any Tax Return. No Company has waived any statute of limitations in respect of Taxes or has agreed to any extension of time with respect to a Tax assessment or deficiency or the collection of Taxes.

         (ii) Additional Taxes. No Company expects any taxing authority or other governmental unit to assess any additional Taxes in excess of reserves or prior payment with respect to any periods ending on or before the date hereof. No taxing authority or other governmental unit has proposed or threatened any assessment, deficiency, adjustment, dispute or claim concerning any Tax Return or any Tax liability of any Company. There is no unpaid assessment, deficiency or adjustment concerning any Tax Return or Tax liability of any Company. To the Companies' knowledge, none of the Tax Returns of any Company has been selected for or is now under audit or examination by any taxing authority or other governmental unit. There are no suits, actions, proceedings or investigations pending or, to the Companies' knowledge, threatened against any Company with respect to any Taxes.

         (iii) Withholdings. Each Company has withheld and timely deposited or paid all Taxes required to have been withheld and deposited or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, Members or other third party.

         (iv) Specific Code Provisions. No Company has made any payments, is obligated to make any payments, or is a party to any agreement that under any circumstances could obligate it to make any payments that would be characterized as "excess parachute payments" under Section 280G of the Code. None of the assets of any Company (A) is property which is required to be treated as being owned by any other person pursuant to the so-called "safe harbor lease" provisions of former Section 168(f)(8) of the Code; (B) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code; or (C) is "tax-exempt use property" within the meaning of Section 168(h) of the Code. Each Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662. No Company (x) is a party to any Tax allocation or sharing agreement; (y) has been a member of an affiliated group filing a consolidated federal income Tax Return; or (z) has liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 or any similar provision of state, local, or foreign law, as a member of a consolidated group, transferee or successor, by contract, or otherwise. No Company has agreed to make, nor is any Company required to make, any adjustment under Section 481(e) by reason of a change in accounting method or otherwise. Neither the Members nor any Company is a person other than a United States person within the meaning of the Code and the transaction contemplated herein is not subject to the withholding provisions of Section 3406 of the Code or subchapter A of Chapter 3 of the Code.

         (v) Unpaid Taxes. The unpaid Taxes of the Companies, including all Taxes not yet due for present and prior periods, whether known or unknown, asserted or unasserted do not exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax basis in assets and liabilities) included in LLC Financial Statements, as adjusted for the passage of time through the Closing Date.

     As used herein, the term "Taxes" means all federal, state, local, foreign and other governmental net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, and the term "Tax" means any one of the foregoing Taxes; and the term "Tax Returns" means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes.

     (c) Litigation.


         (i) Proceedings. There is no pending action, arbitration, audit, charge, complaint, demand, hearing, investigation, litigation or suit (whether civil, criminal, administrative (including, without limitation, Equal Employment Opportunity Commission, Department of Labor or Office of Federal Contract Compliance, National Labor Relations Board, and similar state or federal agencies), investigative or informal) (collectively, "Proceedings") that has been received or commenced by or against LLC that otherwise relates to or may affect the Parent Merger, the LLC Parties, the Members' Interests, this Agreement, any Related Agreement or the transactions contemplated herein or therein, and, to the LLC Parties' knowledge, no such Proceedings have been threatened. Each Member represents that there is no Proceeding that has been received or commenced by or against such Member and that relates to the LLC Parties that otherwise relates to or may affect the Parent Merger, the LLC Parties, the Members' Interests, this Agreement, any Related Agreement or the transactions contemplated herein or therein nor is there any basis therefor, and, to such Member's knowledge, no such Proceedings have been threatened.

         (ii) Orders. There is no award, decision, injunction, judgment, order, ruling, subpoena, writ or verdict of any court, arbitrator or government agency or instrumentality to which LLC is subject that relate to or affects the Parent Merger, the LLC Parties, the Members' Interests, this Agreement, any Related Agreement or the transactions contemplated herein or therein is subject or by which any of the foregoing may be affected. Each Member represents that there is no award, decision, injunction, judgment, order, ruling, subpoena, writ or verdict of any court, arbitrator or government agency or instrumentality to which such Member is subject and that relates to or affects the Parent Merger, the LLC Parties, the Members' Interests, this Agreement, any Related Agreement or the transactions contemplated herein and therein (collectively, the "Orders").


         (iii) Disclosure Schedule. The Disclosure Schedule to this Section 6.5(c)(iii) sets forth a brief description of each Proceeding pending or, to the Companies' knowledge, threatened, at the date hereof.

     (d) Employee Liabilities. The Disclosure Schedule to this Section 6.5(d) accurately lists as of the date set forth therein, (i) the hire date of and year-to-date compensation paid to each employee of each Company (specifying as to each such employee the respective amounts of base salary, bonus and commissions paid to such employee), (ii) the monthly salary of each employee for each of the last 12 months, (iii) all written employee policies of each Company and (iv) all accrued and unpaid commissions, bonus payments or vacation pay due to employees of each Company as of May 31, 2000 and (v) all obligations owned to any persons under the VAR Plan.

     (e) Warranties. There are no express warranties with respect to the quality or absence of defects of its systems, products or services that any Company has sold or performed which are in force as of the date hereof except as are described in the Disclosure Schedule to this Section 6.5(e).


  6.6 Business.


     (a) Suppliers. No Company has knowledge of any intention or indication of intention by a Significant Supplier or an Alliance Party to terminate its business relationship with any Company or to limit its business relationship with any Company in any respect. As used herein, "Significant Supplier" means any of the 10 largest suppliers (measured by dollar value of goods purchased) of LLC for the two-year period ended May 31, 2000.

     (b) Insurance. Each Company maintains insurance policies on its assets, and upon its business and operations, against loss or damage, risks, hazards and liabilities (the "Policies"), with insurers the Companies reasonably believe to be financially sound and reputable. The premiums due and owing with respect to the Policies have been paid, premiums not yet due have been adequately accrued for, and no Company has received any notice of cancellation or of intention not to renew any such Policy. The Disclosure Schedule to this
Section 6.6(b) contains a list of the Policies, copies of which have been provided to Public. The Disclosure Schedule to this Section 6.6(b) sets forth a list of each other insurance policy or insurance contract relating to any Company or the business of any Company pursuant to which any Company is or may hereafter be entitled to assert claims for insurance coverage (the "Prior Policies"). The covered Company or Companies have timely pursued all rights to recover (if any) under the Policies and the Prior Policies.

     (c) Employees. No officer, employee or independent contractor of any Company is in violation of any term of any contract, proprietary information agreement, noncompetition agreement, or any other agreement or any restrictive covenant or any other common law obligation to a former employer relating to the right of any such person to be engaged by such Company or to the use of trade secrets or proprietary information of others (an "Outside Confidentiality Agreement"), and the engagement of such persons by such Company before or after the Closing does not and will not subject any Company, Superholdings or Public to any liability with respect thereto. There are neither pending, nor to the Companies' knowledge, threatened, any Proceedings with respect to any Outside Confidentiality Agreement. The Disclosure Schedule to this Section 6.6(c) lists every Outside Confidentiality Agreement to which any Company's officers or technical staff are a party, about which the Companies have knowledge.


     There is no labor strike, dispute, slowdown, picketing or stoppage pending or, to the Companies' knowledge, threatened against or directly affecting any Company, nor has any Company experienced any of the foregoing since its formation. No Company is subject to any collective bargaining agreement. No union representation question exists and, to the Companies' knowledge, there has been no union organization effort respecting the employees of any Company. No Company is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such employees. The Disclosure Schedule to this Section 6.6(c) lists every retired employee entitled to receive compensation from any Company or to participate in any benefit plan of any Company. The books and records of each Company accurately reflect all changes in compensation since such Company's formation.

     There are no employment agreements with any past or former employee of any Company which provide or create a right to continued employment or compensation. All employees of each Company are, and have been, employed for an indefinite period and are, and have been, terminable at will, with or without cause, and without cost to any Company for severance obligations, or any other liability, except for payment of accrued salaries or wages and vacation pay. No employee or former employee has any right to be rehired by any Company prior to the hiring of a person not previously employed by such Company. To the Companies' knowledge, no officer, director or key employee intends to terminate employment with any Company.

     (d) Worker's Compensation. Each Company subscribes to, or is otherwise insured under, the worker's compensation or similar statute in every state in which it owns or leases real estate or has employees. The Disclosure Schedule to this Section 6.6(d) lists all material claims filed by employees of any Company in respect of employment-related injury or illness since its formation. No Company has received any report or notice from the Occupational Safety and Health Administration.


     (e) ERISA. The Disclosure Schedule to this Section 6.6(e) lists each employee benefit plan, program, arrangement and contract (including each "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and any bonus, deferred compensation, stock bonus, stock, purchase, restricted stock, stock option, employment, termination, stay agreement or bonus, value appreciation, change in control and severance plan, program, arrangement or contract that any Company maintains or ever has maintained, or to which any Company contributes, ever has contributed or ever has been required to contribute (collectively, the "Employee Benefit Plans"). Each Employee Benefit Plan (and each related trust, insurance contract or fund) complies in form and in operation in all respects with the applicable requirements of all laws, rules and regulations governing or applying to such Employee Benefit Plan, including without limitation ERISA and the Code, and each such Plan has been operated in accordance with its terms, except as will not have a material adverse effect on any Company, Superholdings or Public. No liability has been incurred and there exists no condition or circumstance which could result in any liability to any Company under ERISA, the Code or any other applicable law, other than liability for benefits due under the appropriate Employee Benefit Plan. All contributions (including all employer and employee salary reduction contributions) which are due have been paid in a timely manner to each such Employee Benefit Plan which is an "employee pension benefit plan" (as defined in ERISA Section 3(2) (hereinafter, an "Employee Pension Benefit Plan")) or otherwise is an "employee benefit plan" (as defined in ERISA Section 3(3)). No Company has engaged in or permitted to occur and, to the Companies' knowledge, no other party has engaged in or permitted to occur, any transaction prohibited by ERISA Section 406 or "prohibited transaction" under Code Section 4975(c) or any breach of fiduciary duty under ERISA with respect to any Employee Benefit Plan, except for any transactions which are exempt under ERISA
Section 408 or Code Section 4975. All filings required by ERISA and the Code as to each Employee Benefit Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the Code, including all notices required under ERISA Section 601 et seq. and Code Section 4980B, have been timely provided. Each Company has complied with all of the provisions of Parts 6 and 7 of Title I of ERISA and Code Section 4980B. The Companies have delivered or made available to Public correct and complete copies of the plan documents or contracts and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, where applicable, the most recent Form 5500 Annual Report, where applicable, all related trust agreements, insurance contracts and other funding agreements which implement each Employee Benefit Plan, and such other documents requested by Public with respect to each Employee Benefit Plan.


     No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Employee Benefit Plan is pending or, to the Companies' knowledge, threatened, except for routine claims for benefits under such plans.

     The Disclosure Schedule to this Section 6.6(e) lists all contracts with third-party administrators, insurers, actuaries, investment managers, consultants and other independent contractors that relate to any Employee Benefit Plan.

     No Company has or has ever had any ERISA Affiliates other than the Companies. "ERISA Affiliate" shall mean any person that, together with any Company, is or at any time within the six-year period preceding the date of this Agreement would be treated as a single employer under Code Section 414. No Employee Pension Benefit Plan is or has ever been subject to Title IV of ERISA or Code Section 412.

     No employee of any Company will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Employee Benefit Plan as a result of the transactions contemplated by this Agreement. No Person is entitled to receive any additional payment from any Company or any other party in the event that the excise tax of Code Section 4999 is imposed on that Person.

     (f) Conflicts of Interest.

         (i) Affiliated Transactions. Since its formation, there have not been, nor are there presently pending, any transactions between any Company and any member holding more than 1% of the equity interests in any Company, or an "Associate" or "Affiliate" (as such terms are defined in Rule 405 promulgated pursuant to the Securities Act) of any Company or any such member, or any such transaction with any Company in which any of the foregoing persons or entities has a direct or indirect financial interest.

         (ii) Ownership in Competitive Entities. Except as set forth on the Disclosure Schedule to this Section 6.6(f)(ii), the Members (and their respective spouses and relatives) do not, and to the best knowledge of the Members, none of the Companies' officers, directors, employees, contractors or consultants (or any of their respective spouses or relatives), directly or indirectly, own any interest in any entity that is a competitor, customer or supplier of, or has any existing contractual relationship with, any Company.

     (g) LLC Legal Requirements.


         (i) Compliance with Laws. No Company has violated any term of any judgment, writ, decree, order, law, statute, rule or regulation to which it is subject or a party, or by which its business or assets are bound or affected (collectively, "LLC Legal Requirements"), except as would not have a material adverse effect on any Company, Superholdings or Public. No Company has received notice of any actual, alleged or potential violation of an LLC Legal Requirement. No Company is a public utility holding company, as defined in the Public Utility Holding Company Act of 1935, as amended. No Company is an investment company, as defined in the Investment Company Act of 1940, as amended.


         (ii) Certain Acts. Neither any of the LLC Parties nor any of their former or current officers, directors, employees, agents or representatives has made or agreed to make, directly or indirectly, with respect to the businesses or assets of any Company, any (A) bribes or kickbacks, illegal political contributions, payments from corporate funds not recorded on the books and records of such Company, or funds to governmental officials (or any such official's family members or affiliates) for the purpose of affecting their action or the action of the government they represent, to obtain favorable treatment in securing business or licenses or to obtain special concessions, or illegal payments from corporate funds to obtain or retain business or (B) payments from corporate funds to governmental officials for the purpose of affecting their action or the action of the government they represent, to obtain favorable treatment in securing business or licenses or to obtain special concessions. Without limiting the generality of the foregoing, none of the foregoing persons or entities has made or agreed to make, directly or indirectly, any unlawful payment to obtain, or with respect to, sales.


         (iii) Licenses. Each Company has all governmental licenses, permits, approvals, authorizations, exemptions, classifications, registrations and certificates, and all consents or agreements with governmental authorities (collectively, "Licenses") necessary to conduct its business in the manner and to the extent that it has been conducted. All of the Licences and the parties thereto are listed on the Disclosure Schedule to this Section 6.6(g)(iii). The Disclosure Schedule to this Section 6.6(g)(iii) also lists every license that is in effect or has been applied for or is pending and identifies all Licenses and applications for Licenses that will be impaired as a result of the Parent Merger. The Companies have delivered to Public true and complete copies of all of the Licenses.


     All Licenses are in full force and effect. No event has occurred that may constitute or result in a violation of a License, or result in the revocation, suspension, modification or nonrenewal of any License. No LLC Party has received any notice of any actual, alleged or potential violation, revocation, suspension, modification or nonrenewal of any License.

     (h) Environmental Matters.

         (i) Compliance. Each Company is in compliance with all applicable Environmental Laws and no Company has received any written communication from any person that alleges that any Company is not in compliance with any Environmental Law. As used herein, "Environmental Laws" mean all laws or orders relating to the regulation or protection of human health, safety or the environment (including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), including, without limitation, laws and regulations relating to releases or threatened releases of hazardous materials or pollutants, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, recycling, handling, discharge, removal or remediation of hazardous materials or pollutants.

         (ii) Environmental Claims. There is no Environmental Claim pending or, to the Companies' knowledge, threatened (A) against any Company, (B) against any person or entity whose liability for any Environmental Claim any Company has or may have retained or assumed either contractually or by operation of law or (C) with respect to any real or personal property or operations which are now or have been previously owned, leased, operated or managed, in whole or in part, by any Company, or any real property to which any Company has transported any hazardous materials or pollutants.

         (iii) Permits. No Company is required under any Environmental Law to apply for or maintain any permit or authorization with respect to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, recycling, handling or discharge of any hazardous materials or pollutants.

         (iv) Pollutants. None of the Real Property or Leased Property (including without limitation the soils, surface water or groundwater thereof) are or have been impacted by the presence of hazardous materials or pollutants for which LLC may have liability.

         As used herein, "Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, Liens, investigations, proceedings or notices of non-compliance or violation (written or oral) by any person or entity (including any governmental authority), alleging potential liability (including, without limitation, potential liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (A) the presence, or release or threatened release into the environment of any hazardous material or pollutant at any location; or (B) any violation, or alleged violation, of any Environmental Law, and including, without limitation, any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief in connection with the presence or release of any hazardous materials or pollutants.

         (v) Underground and Above Ground Storage Tanks. Except as set forth on the Disclosure Schedule to this Section 6.6(h)(v), there are no underground storage tanks or above ground storage tanks located on any of the Real Property or Leased Premises or on any property located adjacent to any Real Property or Leased Premises and no underground storage tanks or above ground storage tanks have ever been located on the Real Property or Leased Premises or on any property located adjacent to any Real Property or Leased Premises.

         (vi) Environmental Assessments. Except as set forth on the Disclosure Schedule to this Section 6.6(h)(vi), there are no environmental reports, audits, investigations or assessments of any Company or any real or personal property or operations which are now or have been previously owned, leased, operated or managed, in whole or in part, by any Company.

     (i) Build-out Plan. At the date of this Agreement, LLC reasonably believes, in good faith, that its build-out plan attached as the Disclosure Schedule to this Section 6.6(i) is achievable using such efforts as have historically been used by LLC (taking into account the additional effort that has been required to achieve the deadlines imposed under the Sprint Management Agreement) including Exhibit 2.1 of the addendum to the Sprint Management Agreement dated April 12, 2000. The technical aspects of the build-out plan have been approved by Sprint. The Disclosure Schedule to this Section 6.6(i) sets forth the extent of LLC's progress in the completion of the build-out and network launch at the date hereof.


  6.7 Other.


     (a) Certain Information. None of the information supplied or to be supplied by the LLC Parties specifically for inclusion in (i) the Form S-4 or the Form S-1 will, at the time the Form S-4 or Form S-1, as applicable, is filed with the SEC, at any time that such form is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the time it is filed with the SEC, at any time that it is amended or supplemented, at the time it is mailed to the holders of Public Stock and at the time of the Public Stockholders Meeting and, if it is mailed to the Members, at the time it is mailed to the Members and at the time of the Members Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.


     (b) Documents Delivered. The minute books and ownership transfer records of each Company (the "LLC Records") that have been made available to Public, Superholdings, Merger Sub or their agents are complete in all material respects. The LLC Records contain accurate records of all meetings held of, and corporate action taken by the respective boards of directors or managers and members of each Company, and any committee or representative thereof. No meeting has been held and no action has been taken, by any such board of directors or equity security holders for which accurate records have not been prepared and included in the LLC Records. At the Closing, all of the LLC Records will be in the possession of LLC.


     (c) No Brokers Fees; No Commissions. All negotiations relative hereto and the transactions contemplated hereby have been carried on by the Companies directly with Public and Merger Sub without any act by any Company that would give rise to any claim against any Company, Public, Superholdings, Merger Sub or their respective Affiliates for a brokerage commission, finder's fee or other similar payment.

     (d) Tax Advice. Each Company has received and the Members have had the opportunity to receive tax advice from their own tax advisors regarding the Reorganization. The LLC Parties have received no advice, agreement or representation from, and are not relying in any way upon, Public, Superholdings, Merger Sub, Parent Surviving Corporation, Subsidiary Surviving Corporation or any of their agents or advisors with regard to tax advice or the tax impact of the Reorganization.

     (e) Disclosure. None of the representations or warranties of the LLC Parties contained in this Agreement, the Related Agreements or the Disclosure Schedules, contains any untrue statement of a material fact or omits to state a material fact herein or therein necessary in order to make the statements contained herein or therein not misleading.


  6.8 Investment Representations.


     (a) The Members understand and acknowledge that the Superholdings Stock is being offered and sold under the exemptions from registration provided for in
Section 4(2) of the Securities Act, including Regulation D promulgated thereunder, and that Superholdings' reliance upon such exemption is based in part upon the Members' representations, warranties and agreements contained in this Agreement.

     (b) The Members have carefully read this Agreement and, to the extent believed necessary, have discussed the representations, warranties and agreements which the Members make by signing it and the applicable limitations upon the Members' resale of the shares of Superholdings Stock with the Members' counsel.

     (c) The Superholdings Stock to be issued to such Members in the Reorganization is being acquired by the Members solely for the Members' own account, for investment purposes only, and is not being acquired for resale, resyndication, distribution, subdivision of fractionalization thereof, except pursuant to an effective registration under the Securities Act or in a transaction exempt from registration under the Securities Act. The Members have no contract or arrangement with any person to sell, transfer or pledge to any person the shares of Superholdings Stock or any part thereof, any interest herein or any rights thereto, and the Members have no present plans to enter into any such contract or arrangement.

     (d) Each of the Members understands that it may not sell or otherwise transfer its shares of Superholdings Stock unless such sale or other transfer is registered under the Securities Act and the applicable state securities laws or unless the sale or other transfer is exempt from the registration requirements under the Securities Act and such other securities laws, and that, as a result, the Members must bear the economic risk of the investment for an indefinite period of time. The Members understand that Superholdings may require the Members to furnish an opinion of counsel satisfactory to Superholdings that such sale or transfer is so exempt.

     (e) Each of the Members is able (i) to bear the economic risk of an investment in Superholdings Stock, (ii) to hold the shares of Superholdings Stock indefinitely, and (iii) to afford a complete loss of this investment. Each of the Members has adequate means of providing for current needs and has no present need for liquidity in this investment.

     (f) Each of the Members is an "accredited investor" as that term is defined under Rule 501(a) of Regulation D, as amended, under the Securities Act and possesses such knowledge and experience in financial and business matters so that each of the Members is capable of evaluating the merits and risks of an investment in Superholdings Stock, and of making an informed investment decision.

     (g) Each of the Members confirms that, in making the decision to acquire the shares of Superholdings Stock in the Reorganization, the Members have relied solely upon independent investigations made by each of the Members and/or by its representatives, including the each of the Members' own professional tax and other advisors and that the Members and such representatives and advisors have been given the opportunity to ask questions of, and to receive answers from, Superholdings concerning this Agreement and the terms and conditions of the Reorganization, and to obtain any information requested by the Members concerning Superholdings from such person, to the extent such persons possessed such information or could acquire it without unreasonable effort or expense, necessary for each of the Members to make an informed investment in Superholdings Stock.

                                    ARTICLE 7

     REPRESENTATIONS AND WARRANTIES OF PUBLIC, SUPERHOLDINGS AND MERGER SUB

     Public, Superholdings and Merger Sub, jointly and severally, represent and warrant to the LLC Parties that except as set specifically forth on the Disclosure Schedules (which exception shall relate only to the Sections specifically identified in such Disclosure Schedules):


  7.1 Entry Into Agreements.


     (a) Organization and Good Standing. Public, Superholdings and Merger Sub are corporations duly organized and validly existing under the laws of the State of Delaware and are in good standing under such laws. Superholdings owns, beneficially and of record, all of the issued and outstanding shares of capital stock of Merger Sub.

     (b) Corporate Power and Authority; Validity and Authorization. Public, Superholdings and Merger Sub have full corporate power and authority to execute, deliver and perform this Agreement and the Related Agreements. This Agreement has been duly authorized, executed and delivered by Public, Superholdings and Merger Sub, and is enforceable against Public, Superholdings and Merger Sub in accordance with its terms.

     When the Related Agreements to which each of Public, Superholdings and Merger Sub is a party are delivered, such agreements will have been duly authorized, executed and delivered by Public, Superholdings and Merger Sub, and will constitute the legal, valid and binding obligations of Public, Superholdings and Merger Sub, enforceable against Public, Superholdings and Merger Sub in accordance with their terms.


  7.2 Conflicts and Consents.


     (a) No Conflict. Except as set forth on the Disclosure Schedule to this
Section 7.2(a), the execution, delivery and performance of this Agreement and the Related Agreements, and the consummation of the transactions contemplated hereby and thereby will not result in any violation of the terms of and will not contravene, conflict with, accelerate the performance of the obligations required under, or constitute a default under, the certificate of incorporation or bylaws of Public,

Superholdings or Merger Sub, or any material agreement, judgment, decree, order, law, rule or regulation or other restriction applicable to any of them, or to which any of them is a party or by which Public, Superholdings or Merger Sub or their property or assets is bound, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of Public, Superholdings or Merger Sub.


     (b) Consents Obtained. Other than the approvals referred to in Section 3.1(a) Stockholder Approval) and Section 3.1(b) (HSR Act) (the "Public Consents") and except as set forth on the Disclosure Schedule to this Section 7.2(b), no material consents, approvals or authorizations of third parties are required in connection with Public's, Superholdings' and Merger Sub's valid execution, delivery, or performance of this Agreement and the Related Agreements or the consummation of any of the transactions contemplated hereby or thereby on the part of such party.

  7.3 No Brokers Fees; No Commissions. All negotiations relative hereto and the transactions contemplated hereby have been carried on by Public and Merger Sub directly with the LLC Parties without any act by Public or Merger Sub that would give rise to any claim against the LLC Parties or their Affiliates for a brokerage commission, finder's fee or other similar payment.

  7.4 Superholdings Stock. The shares of Superholdings Stock, when issued, sold and delivered in accordance with the terms hereof will be duly and validly issued, fully paid and nonassessable and issued free and clear of any Liens.

  7.5 SEC Documents. Public has heretofore delivered or made available to the LLC Parties all reports publicly filed by Public with the SEC on or after February 3, 2000 (the "SEC Documents"). As of their respective dates, each of the SEC Documents complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. The audited consolidated financial statements and unaudited consolidated financial statements of Public included in the SEC Documents fairly present the financial position of Public as of the dates of such financial statements and the results of Public's operations and cash flows for the periods then ended, in accordance with GAAP, except for the variances from GAAP set forth in the notes thereto.

  7.6 No Material Adverse Effect. Since the date of the most recent filing by Public under the Exchange Act prior to the date hereof, there has been no event or occurrence that has caused or is reasonably expected to cause a material adverse effect on Public other than (i) operating losses in the ordinary course of business or (ii) economic conditions affecting the U.S. economy generally or the telecommunications industry generally.

  7.7 Capitalization. The authorized capital stock of Public consists (i) of 95,000,000 shares of Public Stock, of which 61,354,606 shares were issued and outstanding as of April 20, 2000 and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding as of April 20, 2000. All of the issued and outstanding shares of Public Stock have been duly authorized and validly issued, are fully paid and nonassessable and are free and clear of any preemptive rights. As of March 31, 2000, there were no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, Public for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities, other than stock that may be issued pursuant to stock option plans or agreements described in the SEC Documents and obligations under the Sister Agreements.

  7.8 Capitalization of Superholdings. The authorized capital stock of Superholdings immediately prior to the Closing will consist (i) of at least 290,000,000 shares of Superholdings Stock and (ii) at least 10,000,000 shares of preferred stock, par value $0.01 per share. All of the issued and outstanding shares of Superholdings Stock will have been duly authorized and validly issued, fully paid and nonassessable and free and clear of any preemptive rights. On the date of this Agreement, there are no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, Superholdings for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities, other than stock that may be issued pursuant to the stock option plans and agreements of Public described above (after consummation of the Subsidiary Merger) or pursuant to the Sister Agreements.

  7.9 No Liabilities. At the date of this Agreement, Public has no debt, guaranty, liability or obligation, or guaranty, of the type required to be disclosed pursuant to GAAP in excess of $5.0 million, whether accrued, absolute, contingent or otherwise, whether due or to become due, and whether known or unknown, whether or not presently quantifiable, and there is no basis for the assertion against it of any such debt, guaranty, liability or obligation except (i) to the extent set forth or reserved against in full in Public's audited consolidated financial statements and unaudited consolidated financial statements included in the SEC Documents and (ii) such liabilities incurred in the ordinary course of business since March 31, 2000.

  7.10 Compliance with Laws. Public has not violated any term of any judgment, writ, decree, order, law, statute, rule or regulation to which it is subject or a party, or by which the business or assets of Public are bound or affected (collectively, "Public Legal Requirements"), except as would not have a material adverse effect on Public. Public has not received notice of any actual, alleged or potential violation of a Public Legal Requirement.

  7.11 Certain Information. None of the information supplied or to be supplied by Public, Superholdings or Merger Sub specifically for inclusion or incorporation by reference in, or which may be deemed to be in incorporated by reference in, (i) the Form S-4 or the Form S-1 will, at the time the Form S-4 or Form S-1, as applicable, is filed with the SEC, at any time that such form is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the time it is filed with the SEC, at any time that it is amended or supplemented, at the time it is mailed to the holders of Public Stock and at the time of the Public Stockholders Meeting and, if it is mailed to the Members, at the time it is mailed to the Members and at the time of the Members Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Public, Superholdings or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the LLC Parties or other parties to Sister Agreements specifically for inclusion therein.

  7.12 Disclosure. None of the representations or warranties of Public, Superholdings or Merger Sub contained in this Agreement, the Related Agreements or the Disclosure Schedules contains any untrue statement of a material fact or omits to state a material fact herein or therein necessary in order to make the statements contained herein or therein not misleading.


                                    ARTICLE 8

                            COVENANTS OF THE PARTIES

     During the periods from the date of this Agreement and continuing until the Effective Time, the parties agree that:


  8.1 Services Agreement. On the date hereof, the parties will execute the Services Agreement. The Services Agreement sets forth the terms pursuant to which Public will manage LLC's business after HSR Act approval has been obtained, and after consents have been obtained from Sprint, Lucent and CoBank until the earlier of the Closing Date or the Termination Date.

  8.2 Conduct of Business of LLC Pending Closing. Unless otherwise expressly contemplated hereby including, without limitation pursuant to the terms of the Services Agreement, or approved in writing by Public and Superholdings, LLC shall conduct its business and operations only in, and LLC shall not take any action except in, the ordinary course of business and consistent with past practices. In the conduct of its business, LLC shall comply with the covenants set forth in Section 4.1(b) (LLC Parties' Responsibilities).

     The LLC Parties shall use reasonable best efforts to:

     (a) maintain LLC's, LLC Holdings' and the Subsidiaries' respective rights and franchises and preserve their respective relationships with customers, suppliers and others having business dealings with them with the objective of minimization of the impairment of their respective ongoing businesses;

     (b) preserve, protect and maintain for Public and Superholdings the goodwill of LLC's, LLC Holdings' and the Subsidiaries' respective employees; and

     (c) to keep available to Public and Superholdings the present officers and employees of LLC, LLC Holdings and the Subsidiaries.

     The LLC Parties shall consult with Public and Superholdings on strategies for maintaining and preserving LLC's, LLC Holdings' and the Subsidiaries' respective businesses and effecting an orderly transition to Public and Superholdings' ownership of such business.


  8.3 Access to Information and Employees. The LLC Parties shall permit, upon reasonable notice during normal business hours, Public and their Representatives to visit and inspect any of the properties of LLC, LLC Holdings and the Subsidiaries, including books and records, and to discuss the affairs, finances and accounts of LLC, LLC Holdings and the Subsidiaries and Public's and Superholdings' prospects, plans and intentions with LLC's, LLC Holdings' and the Subsidiaries' respective officers, employees, brokers and independent public accountants, as often as any such person may deem necessary or desirable and reasonably request. The LLC Parties shall furnish to Public copies of any existing Phase 1 or other existing environmental reports relating to the Real Property or the Leased Premises. The LLC Parties shall permit Public to conduct, subject to the rights of the lessors thereof, at Public's sole discretion and expense, environmental investigations and analyses of the Real Property.


     In this Agreement, "Representatives" means, collectively, a party's directors, officers, employees, stockholders or members (as the case may be), partners, financial parties in interest, agents, advisors, attorneys, accountants, consultants, Affiliates, Associates, financing sources and representatives of any such source, representatives, and any person or entity being considered for any such role.


  8.4 Financial Statements. The LLC Parties shall deliver to Public and Superholdings (a) copies of financial statements of the kind and character prepared in conjunction with the Credit Agreement, (b) copies of all financial statements delivered to LLC Parties' Board of Managers and (c) electronic copies of all general ledger records commonly referred to as "QuickBooks" within 15 business days of each succeeding month.

  8.5 Payment of Indebtedness of Related Persons. The Members will cause all indebtedness that any of the Members or any of LLC's, LLC Holdings' or the Subsidiaries' Affiliates owes to LLC, LLC Holdings, or any Subsidiary to be paid in full prior to Closing (other than travel advances in the ordinary course of business not to exceed $10,000 in the aggregate).

  8.6 Records of LLC. On or prior to the Closing Date, the LLC Parties shall transfer or cause to be transferred to LLC any files, books, records or other documents relating to the business of LLC, LLC Holdings, or any Subsidiary that are the property of LLC, LLC Holdings, or any Subsidiary and that are possessed by any LLC Party or any of LLC's, LLC Holdings', or the Subsidiaries' Affiliates and that are not otherwise possessed by LLC. The LLC Parties may make and retain copies (at their expense) of any such files, books, records and documents transferred to LLC.

  8.7 Employee Benefit Plans. LLC shall maintain in accordance with all legal requirements the Employee Benefit Plans and shall not take any action to terminate or discontinue any such plan without Public's and Superholdings' prior written consent.

  8.8 Section 16(b) Resolution. Prior to the Closing Date, the Board of Directors of Superholdings shall pass a resolution approving, for purposes of Rule 16b-3 of the Exchange Act, the issuance of Superholdings Stock pursuant to the Parent Merger and the Subsidiary Merger, to the directors, officers and other persons subject to potential liability under Section 16(b) of the Exchange Act, which resolution shall specifically refer to such directors, officers and other persons and the number of shares of Superholdings Stock issued to such persons pursuant to the Parent Merger and the Subsidiary Merger.

                                    ARTICLE 9

                             POST-CLOSING AGREEMENTS

     The Members and Superholdings covenant and agree that after the Closing:


  9.1 Further Actions. Superholdings shall have the right to act in the name and on the behalf of LLC and LLC Holdings, including, without limitation, such further instruments of transfer and conveyance, documents and certificates as may be reasonably requested by Superholdings in order to more effectively convey and transfer to Superholdings all of the Members' Interests and business of LLC, LLC Holdings and the Subsidiaries, to aid and assist in reducing to possession or exercising rights with respect to same, or to consummate any of the transactions contemplated hereby.


     The Members shall as promptly as practical after receipt deliver to Superholdings any cash, checks, mail, packages, notices and other similar communications of LLC, LLC Holdings or the Subsidiaries that any of them receives. The Members shall endorse in favor of Superholdings any checks or other instruments of payment that by their terms are payable to the Members but that are property of LLC, LLC Holdings or the Subsidiaries.


  9.2 Cooperation. The Members shall use reasonable best efforts to aid Superholdings in establishing itself as the new owner and operator of the business of LLC, LLC Holdings, and the Subsidiaries and, in connection therewith, shall use reasonable best efforts to maintain LLC's, LLC Holdings', and the Subsidiaries' goodwill and reputation with all suppliers, customers, distributors, creditors and others having business relations with LLC, LLC Holdings or the Subsidiaries and in the business community generally. The Members shall cooperate, at Superholdings' expense, and shall cause their Representatives to cooperate, with Superholdings in connection with Superholdings' preparation and filing under the Securities Act or Exchange Act of any registration statement for which the assistance of the LLC Parties or their respective Representatives is reasonably required.

  9.3 LLC Nominee Election. If Superholdings determines that LLC shall have board representation on the Superholdings Board of Directors, then LLC shall deliver to Superholdings the name of the person, subject to Superholdings' reasonable approval, to be a director of Superholdings (the "LLC Nominee"). Superholdings will include the LLC Nominee in management's slate of nominees for Superholdings' Board of Directors and will solicit proxies in favor of the election of the LLC Nominee for any annual or special meeting of Superholdings' stockholders (commencing with the election of the LLC Nominee at Superholdings' special meeting of stockholders in connection with the Reorganization).

  9.4 Tax Returns. The Members shall file on behalf of LLC (and, if necessary, on behalf of any Member), all tax returns for LLC's fiscal year ended December 31, 2000, by not later than the unextended due date, and all tax returns for the short period by not later than the unextended due date and shall provide copies of such returns to Superholdings immediately after the filing of such returns.

  9.5 Access to Information; Confidentiality. The Members and Superholdings shall afford to the other and their respective Representatives reasonable access to their respective books and records in order to prepare tax returns and other governmental filings.

                                   ARTICLE 10

                                 INDEMNIFICATION


  10.1 Survival; Etc.


     (a) Contents of this Agreement. The representations, warranties, covenants and agreements made in Superholdings Closing Certificate, LLC Parties Closing Certificate and any Disclosure Schedule shall be deemed representations, warranties, covenants and agreements made herein.

     (b) No Effect on Liability. None of (i) the consummation of the transactions contemplated by this Agreement or the Related Agreements, (ii) the delay or omission of any party to exercise any of its rights under this Agreement or any Related Agreement or (iii) any investigation or disclosure that any party makes, any notice or certificate that any party gives, or any knowledge that any party obtains as a result thereof, or otherwise, shall (A) affect the liability of the parties to one another for Breaches of this Agreement or any Related Agreement or (B) prevent any party from relying on the representations or warranties contained in this Agreement or any Related Agreement.

     As used herein, a party's "Breach" shall mean any representation or warranty being untrue when made by such party, any breach of any of such party's covenants or agreements.

     (c) Survival. The representations and warranties of Public, Superholdings, Merger Sub and the Members made in this Agreement or any Related Agreement shall survive the Closing. The representations and warranties of LLC, LLC Holdings and the Subsidiaries made herein shall be extinguished at the Closing and LLC, LLC Holdings and the Subsidiaries shall each have no liability thereafter for Breach hereof. Effective at the Closing, the Members waive and release any claim for Breach of this Agreement or any Related Agreement by LLC, LLC Holdings or the Subsidiaries, including without limitation any claim for indemnification or contribution.

     (d) Commencing Actions. If the Closing occurs, then any action against any party hereto for Breaches of this Agreement occurring on or prior to the time of the Closing that is not commenced pursuant to Section 10.7 (Dispute Resolution) within one year of the effective date of the Services Agreement, or withheld against pursuant to Section 10.2(d) (Form of Payment; Interim Losses) shall be deemed waived, and no person shall have any remedy against any party for any such Breaches; provided, however, if (i) any Superholdings Indemnitee is subject to Losses for Breaches of Sections 6.5(b) (Tax Matters), 6.5(c) (Litigation), or 6.6(h) (Environmental Matters), such Superholdings Indemnitee may commence an action against the Members to recover such Losses within two years of the effective date of the Services Agreement and (ii) such Superholdings Indemnitee is subject to Losses for Breaches of Sections 6.3(b) (Capitalization of LLC Holdings) or 6.3(c) (Ownership and Transfer by Members), such Superholdings Indemnitee may commence an action against the Members to recover such Losses at any time that such Superholdings Indemnitee is subject to Losses with respect thereto; provided, that, in each circumstance described in (i) and (ii) above, such Superholdings Indemnitee shall use reasonable best efforts to obtain for itself and for the Members (or if the Member Indemnitors have assumed the defense of the Asserted Liability, to cooperate with them in obtaining, at their expense) the benefit of any statute of limitations applicable as against any third party.


     (e) Materiality. In determining whether (i) a party's representations and warranties are true and correct in any respect, (ii) a party has performed any of his, her or its covenants or agreements contained herein or (iii) a Breach of this Agreement or Related Agreements has occurred, such representations, warranties, covenants, agreements and Breaches shall be deemed to not include any qualification or limitation with respect to materiality (whether by reference to a "Material Adverse Change," "material adverse effect" or otherwise). The terms "material," "material adverse effect" and similar terms (other than Public Material Adverse Change and LLC Material Adverse Change) shall be construed in the customary manner, but in any event shall mean changes, effects, events, occurrences, and other matters substantially less in magnitude than a Public Material Adverse Change in the case of Public, Superholdings or Merger Sub or an LLC Material Adverse Change in the case of the LLC Parties.

  10.2 Indemnities.

     (a) Indemnification of Superholdings. Subject to the other provisions of this Article 10, before the Closing, the LLC Parties, and after the Closing, the members (collectively, the "Member Indemnitors") (in proportion to the aggregate dollar value of the Per Unit LLC Consideration and the Cash Consideration received by each member pursuant to the Parent Merger), shall defend, indemnify and hold Superholdings and its Affiliates, and their respective directors, officers, employees, stockholders or members (as the case may be), agents, advisors, attorneys, accountants, consultants and affiliates (collectively, the "Superholdings Indemnitees"), harmless from and against, and promptly reimburse Superholdings Indemnitees for, any loss, expense, damage, deficiency, liability, claim or obligation, including investigative costs, costs of defense, settlement costs (subject to approval as provided below) and attorneys' and accountants' fees (collectively, "Losses") that any Superholdings Indemnitee suffers or incurs or to which any Superholdings Indemnitee becomes subject, which Losses arise out of or in connection with (i) any Breach by any of the LLC Parties of this Agreement, (ii) any claim asserted by any third party that, assuming the truth thereof, would constitute a Breach by any of the LLC Parties of this Agreement, or (iii) all matters listed on the LLC Parties Closing Certificate.


     The amount of the Loss payable by such Member Indemnitors shall bear interest from the date the Loss is incurred at a rate of interest per annum that shall, from day to day, equal the lesser of (x) the variable rate of interest published in the "Money Rates" section of the Wall Street Journal (or the comparable section of such newspaper) as the prime rate of interest on corporate loans at large United States money center commercial banks and (y) the maximum rate allowed under applicable law.


     (b) Indemnification of the Members. Subject to the other provisions of this Article 10, before the Closing, Public, and after the Closing, Superholdings, (the "Superholdings Indemnitors") shall defend, indemnify and hold the members harmless from and against, and promptly reimburse them for, any Losses that the members incur or to which the members become subject, which Losses arise out of or in connection with (i) any Breach by Public, Superholdings or Merger Sub of this Agreement or (ii) any claim asserted by any third party that, assuming the truth thereof, would constitute a Breach by Public, Superholdings or Merger Sub of this Agreement.


     The amount of the Loss payable by the Superholdings Indemnitors shall bear interest from the date the Loss is incurred at a rate of interest per annum that shall, from day to day, equal the lesser of (x) the variable rate of interest published in the "Money Rates" section of the Wall Street Journal (or the comparable section of such newspaper) as the prime rate of interest on corporate loans at large United States money center commercial banks and (y) the maximum rate allowed under applicable law.

     (c) Contribution. If the indemnification provided for in this Section 10.2 is unavailable to an indemnified party under Sections 10.2(a) (Indemnification of Superholdings) or 10.2(b) (Indemnification of the Members) in respect of any Losses with respect to such information to be provided for inclusion in the Form S-1 or Form S-4 by reason of limitations on enforceability, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the LLC Parties (for Losses arising prior to the Closing) or the members (for Losses arising after Closing), on the one hand, and of Public (for Losses arising prior to the Closing) or Public and Superholdings (for Losses arising after the Closing), on the other hand, in connection with the Breaches which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the LLC Parties (for Losses arising prior to the Closing) or the members (for Losses arising after the Closing), on the one hand, and of Public (for Losses arising prior to the Closing) or Superholdings (for Losses arising after the Closing), on the other hand, shall be determined by reference to, among other things, whether the Breach relates to information supplied by the LLC Parties or the members or by Public or Superholdings and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such Breach.

     The LLC Parties and Superholdings agree that it would not be just and equitable if contribution pursuant to this Section 10.2(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 10.2(c), no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     (d) Form of Payment; Interim Losses.


         (i) Escrow Deposit. Subject to the provisions of this Section 10.2(d), at the Closing, Superholdings may, after notice to the Members' Agent and the members specifying the factual basis therefor in reasonable detail, collectively withhold from the aggregate amount of the Per Unit LLC Consideration a number of shares of Superholdings Stock representing up to $20.0 million in value (using the average of the last reported sales prices as reported by The Nasdaq Stock Market for Public Stock for the 10 days preceding the Closing Date) (the "Escrow Deposit") to satisfy Losses for which claims of indemnity may have arisen at or prior to the Closing Date for which Superholdings, as set forth in such notice, claims indemnity pursuant to this Agreement ("Interim Losses").

         (ii) Interim Loss Value. In order to quantify the amount to be held in escrow, after the Closing a national accounting firm, independent of the parties hereto and selected by Superholdings, shall attempt to estimate the amount of Interim Losses (the "Interim Loss Value"). If such accounting firm is able to reasonably estimate the amount of each claim comprising the Interim Loss Value, as a fixed amount or as a range of amounts, then the amount withheld shall equal the estimated fixed amount(s) and/or the maximum amount of such estimated range(s) of amounts for each claim comprising the Interim Loss Value. If such accounting firm is unable, for any reason whatsoever, to reasonably estimate the amount of any claim comprising the Interim Loss Value, as a fixed amount or as a range of amounts, then Superholdings shall have no right to withhold any amount with respect to such claim. Superholdings shall select such accounting firm within two weeks after the Closing Date, and the determination by the accounting firm shall be completed as soon as practicable and in any event within eight weeks after the Closing Date.

         (iii) Escrow Adjustment. On the third business day following the date on which the parties have agreed upon the amount of the Interim Loss Value, or such amount has been determined pursuant to Section 10.2(d)(ii), the difference, if any, between the Interim Loss Value and the Escrow Deposit (the "Escrow Adjustment") shall be paid in shares of Superholdings Stock (using the average of the last reported sales prices as reported by The Nasdaq Stock Market for Public Stock for the 10 days preceding the Closing
     Date) as follows:


             (A) If the amount of the Interim Loss Value is less than the Escrow Deposit, then the Escrow Agent shall pay and cause to be paid to the members the Escrow Adjustment, coordinated through the Members' Agent and as provided in the Escrow Agreement.

             (B) If the amount of the Interim Loss Value is greater than the Escrow Deposit, then the members shall pay and cause to be paid to the Escrow Agent, as coordinated through the Members' Agent, the Escrow Adjustment, as provided in the Escrow Agreement; provided, that, the value of all of the Superholdings Stock (using the average of the last reported sales prices as reported by The Nasdaq Stock Market for Public Stock for the 10 days preceding the Closing Date) in the Escrow Deposit shall not exceed $20.0 million, regardless of the amount of the Interim Loss Value.

         (iv) Resolution of Claims. The Escrow Agent shall hold the Escrow Stock in the Escrow Account until final resolution (pursuant to Section 10.7 (Dispute Resolution)) of the matters giving rise to the Losses or potential Losses as well as other Losses that Superholdings subsequently asserts. After such final resolution, the Escrow Agent shall deliver to Superholdings the Superholdings Stock, together with any dividends or other distributions with respect thereto, in satisfaction of any liability in accordance with Section 10.2(d)(v) (Satisfaction of Liability). After the distribution to Superholdings, the Escrow Agent will release the remaining balance of the Escrow Stock not subject to further claims, together with any dividends or other distributions with respect thereto, to the members, as provided in the Escrow Agreement.

         (v) Satisfaction of Liability. After Closing, any party may satisfy its liability under this Article 10 by (A) delivering shares of Superholdings Stock, valued at the average of the last reported sale prices as reported by The Nasdaq Stock Market for the 10 days preceding the date of delivery, together with any dividends or other distributions with respect thereto or
     (B) cash payments, at the sole option of such party. If a member satisfies its liability by cash payment instead of Superholdings Stock, then the Escrow Agent shall release to such member the shares of Superholdings Stock as determined pursuant to Section 1.2(a)(i) (Superholdings Stock), together with any dividends or other distributions with respect thereto; provided, however, that Superholdings and the Members' Agent must provide the Escrow Agent with the proper instruments, as detailed in the Escrow Agreement, before making any distribution of the Escrow Stock.


  10.3 Limitations on Indemnities.


     (a) Basket.


         (i) Member Indemnitors. Notwithstanding anything to the contrary in this Article 10, after the Closing, the Member Indemnitors shall not have any obligation to indemnify the Superholdings Indemnitees for Losses arising from a Breach of this Agreement at or prior to Closing until the indemnifiable Losses incurred by the Superholdings Indemnitees or to which the Superholdings Indemnitees become subject, arising from a Breach of this Agreement at or prior to Closing, exceed $2.0 million (the "Deductible"), at which time the Member Indemnitors shall indemnify the Superholdings Indemnitees pursuant to this Article 10 for the amount of such Losses in excess of $1.0 million.


         (ii) Superholdings Indemnitors. Notwithstanding anything to the contrary in this Article 10, the Superholdings Indemnitors shall not have any obligation to indemnify the members for Losses arising from a Breach of this Agreement at or prior to Closing until the indemnifiable Losses incurred by the members or to which members become subject, arising from a Breach of this Agreement at or prior to Closing, exceed the Deductible, at which time the Superholdings Indemnitors shall indemnify the members pursuant to this Article 10 for the amount of such Losses in excess of $1.0 million.

     (b) Cap. After the Closing, no Indemnifying Party shall incur any liability for Losses pursuant to this Article 10 in excess of the aggregate dollar value of the Per Unit LLC Consideration (with each share of Superholdings Stock valued at the average of the last reported sale prices of a share of Public Stock as reported by The Nasdaq Stock Market for the ten (10) days preceding the Closing Date) and the Cash Consideration paid or received by such Indemnifying Party pursuant to the Parent Merger.

     (c) Services Agreement. Notwithstanding anything to the contrary in this
Article 10, the Member Indemnitors shall not have any obligation to indemnify the Superholdings Indemnitees for Losses to extent such Losses (i) are proximately caused by actions of Public pursuant to the Services Agreement, by any employee or agent of LLC or LLC Holdings under the supervision of Public pursuant to the Services Agreement or (ii) by Public's breach (including, without limitation, by the persons listed in clause (i)) of Public's obligations under the Services Agreement.

     (d) Damages. Losses recoverable for breach of this Agreement shall be limited to actual damages, and no party shall recover consequential, punitive, lost opportunity or special damages of any nature, regardless of the nature of such party's claim or such party's theory of liability.

     (e) Exclusivity. In the absence of fraud, the indemnification provisions of this Article 10 shall be the exclusive remedy for any loss, expense, damage, deficiency, liability, claim or obligation, including investigative costs, costs of defense, settlement costs (subject to consent as provided in Section 10.4(b) (Defense Costs) below) and attorneys' and accountants' fees in connection with this Agreement (including Superholdings Closing Certificate or LLC Parties Closing Certificate) or any Breach hereof.

     (f) Indemnification of Escrow Agent. Regarding Section 7 (Indemnification of Escrow Agent) of the Escrow Agreement, (i) the Superholdings Indemnitors' liability pursuant to Section 7 of the Escrow Agreement shall not exceed 50% of the aggregate loss, liability or expenses incurred by the Escrow Agent and (ii) the Member Indemnitors' aggregate liability pursuant to Section 7 of the Escrow Agreement shall not exceed 50% of the aggregate loss, liability or expenses incurred by the Escrow Agent; provided, that, each Member Indemnitors' liability pursuant to Section 7 of the Escrow Agreement shall not exceed, and shall be in proportion to, the aggregate dollar value of the merger consideration received by such Member Indemnitor pursuant to the Parent Merger.


  10.4 Notice and Opportunity to Defend.

     (a) Notice, Etc. If any party (the "Indemnified Party") receives notice of any third-party claim or commencement of any third-party action or proceeding (an "Asserted Liability") with respect to which any other party (an "Indemnifying Party") is obligated to provide indemnification pursuant to
Section 10.2(a) (Indemnification of Superholdings ) or Section 10.2(b) (Indemnification of the Members), the Indemnified Party shall promptly give all Indemnifying Parties notice thereof. The Indemnified Party's failure so to notify an Indemnifying Party shall not cause the Indemnified Party to lose its right to indemnification under this Article 10, except to the extent that such failure materially prejudices the Indemnifying Party's ability to defend against an Asserted Liability that such Indemnifying Party has the right to defend against hereunder (and except as otherwise set forth in this Article
10). Such notice shall describe the Asserted Liability in reasonable detail, and if practicable shall indicate the amount (which may be estimated) of the Losses that have been or may be asserted by the Indemnified Party. Each of the Indemnifying Parties may defend against an Asserted Liability on behalf of the Indemnified Party utilizing counsel reasonably acceptable to the Indemnified Party, unless (i) the Indemnified Party reasonably objects to the assumption of such defense on the grounds that counsel for such Indemnifying Party cannot represent both the Indemnified Party and such Indemnifying Party because such representation would be reasonably likely to result in a conflict of interest or because there may be defenses available to the Indemnified Party that are not available to such Indemnifying Party, (ii) such Indemnifying Party is not capable (by reason of insufficient financial capacity, bankruptcy, receivership, liquidation, managerial deadlock, managerial neglect or similar events) of maintaining a reasonable defense of such action or proceeding, or
(iii) the action or proceeding seeks injunctive or other equitable relief against the Indemnified Party.

     (b) Defense Costs. If any Indemnifying Party defends an Asserted Liability, it shall do so at its own expense and shall not be responsible for the costs of defense, investigative costs, attorney's fees or other expenses incurred to defend the Asserted Liability (collectively, "Defense Costs") of the Indemnified Party (which may continue to defend, at its own expense). Notwithstanding the foregoing, if the person or entity asserting the Asserted Liability against the Indemnified Party claims or seeks amounts in excess of the amount set forth in Section 10.3(b) (Cap), then the Indemnifying Party shall remain liable for the Defense Costs incurred by the Indemnified Party. If the Indemnified Party assumes the defense of an Asserted Liability by reason of clauses (i), (ii) or (iii) of subsection (a) above, or because the Indemnifying Party has not elected to assume the defense, then such Indemnifying Party shall indemnify the Indemnified Party for its Defense Costs; provided, however, the Indemnifying Parties shall not be liable for the costs of more than one counsel for all Indemnified Parties in any one jurisdiction. An Indemnifying Party may settle any Asserted Liability only with the consent of the Indemnified Party, which consent shall not be unreasonably withheld.


     (c) Third Party Claims. The parties shall cooperate with each other with respect to the defense of any claims or litigation made or commenced by third parties subsequent to the Closing Date with respect to which indemnification is not available (for any reason) under this Article 10; provided, that, the party requesting cooperation shall reimburse the other party for the other party's reasonable out-of-pocket costs and expenses of furnishing such cooperation.

  10.5 Delays or Omissions, Etc. Except as provided in Section 10.1 (Survival; Etc.) and Section 10.4(a) (Notice and Opportunity to Defend), no delay or omission to exercise any right, power or remedy inuring to any party upon any breach or default of any party under this Agreement or any Related Agreement shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Neither the exercise of nor the failure to exercise any remedy under this Agreement or any Related Agreement will constitute an election of remedies or limit in any manner enforcement of any remedies. All remedies either under this Agreement or any Related Agreement or by law or otherwise afforded to the parties shall be cumulative and not alternative.

  10.6 Governing Law; Attorneys' Fees. This Agreement and the Related Agreements shall be governed by, construed, interpreted and applied in accordance with the laws of the State of Texas, without giving effect to any conflict of laws rules that would refer the matter to the laws of another jurisdiction.


     Subject to Section 10.7 (Dispute Resolution), each party hereto hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Northern District of Texas, Dallas Division and, if such court does not have jurisdiction, of the courts of the State of Texas in Dallas County, for the purposes of any action arising out of this Agreement or any of the Related Agreements, or the subject matter hereof or thereof, brought by any other party.

     Subject to Section 10.7 (Dispute Resolution), to the extent permitted by applicable law, each party hereby waives and agrees not to assert, by way of motion, as a defense or otherwise in any such action, any claim (i) that it is not subject to the jurisdiction of the above-named courts, (ii) that the action is brought in an inconvenient forum, (iii) that it is immune from any legal process with respect to itself or its property, (iv) that the venue of the suit, action or proceeding is improper or (v) that this Agreement or any Related Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts.

     The prevailing party in any action or proceeding relating to this Agreement or any Related Agreement shall be entitled to recover reasonable attorneys' fees and other costs from the non-prevailing parties, in addition to any other relief to which such prevailing party may be entitled.


  10.7 Dispute Resolution.


     (a) Arbitration. All disputes and controversies of every kind and nature between the parties hereto arising out of or in connection with this Agreement (including without limitation this Article 10) or the Related Agreements as to the construction, validity, interpretation or meaning, performance, non-performance, enforcement, operation, or breach, shall be submitted to arbitration pursuant to the following procedures:

         (i) Notice. After a dispute or controversy arises, either party may, in a written notice delivered to the other party, demand such arbitration. Such notice shall designate the name of the arbitrator (who shall be an impartial person) appointed by such party demanding arbitration, together with a statement of the matter in controversy.


         (ii) AAA. Within 30 days after receipt of such demand, the other party shall, in a written notice delivered to the other party, name such party's arbitrator (who shall be an impartial person). If such party fails to name an arbitrator, then the second arbitrator shall be named by the American Arbitration Association (the "AAA"). The two arbitrators so selected shall name a third arbitrator (who shall be an impartial person) within 30 days, or in lieu of such agreement on a third arbitrator by the two arbitrators so appointed, the third arbitrator shall be appointed by the AAA. If any arbitrator appointed hereunder shall die, resign, refuse, or become unable to act before an arbitration decision is rendered, then the vacancy shall be filled by the methods set forth in this Section 10.7(a)(ii) for the original appointment of such arbitrator.

         (iii) Costs. Each party shall bear its own arbitration costs and expenses. The arbitration hearing shall be held in Dallas, Texas at a location designated by a majority of the arbitrators. The Commercial Arbitration Rules of the American Arbitration Association shall govern at such hearing and the substantive laws of the State of Texas (excluding conflict of laws provisions) shall apply.

         (iv) Hearing. The arbitration hearing shall be concluded within ten days unless otherwise ordered by the arbitrators and the written award thereon shall be made within 15 days after the close of submission of evidence. An award rendered by a majority of the arbitrators appointed pursuant hereto shall be final and binding on all parties to the proceeding, shall resolve the question of costs of the arbitrators and all related matters, and judgment on such award may be entered and enforced by either party in any court of competent jurisdiction.

         (v) Complete Defense. Except as set forth in Section 10.7(b) (Emergency Relief) the parties stipulate that the provisions of this Section 10.7 shall be a complete defense to any suit, action or proceeding instituted in any federal, state or local court or before any administrative tribunal with respect to any controversy or dispute arising out of this Agreement or any of the Related Agreements. The arbitration provisions hereof shall, with respect to such controversy or dispute, survive the termination or expiration of this Agreement or the Related Agreements.

     Except in response to a subpoena or other legal process or disclosure to professional advisors, lenders and investors, neither any party hereto nor the arbitrators may disclose the existence or results of any arbitration hereunder without the prior written consent of the other party; nor will any party hereto disclose to any third party any confidential information disclosed by any other party hereto in the course of an arbitration hereunder without the prior written consent of such other party. Notwithstanding the foregoing, the parties acknowledge that Public or Superholdings may disclose the existence or results of an arbitration hereunder, as well as information otherwise required to be disclosed by deposition, subpoena or other court or governmental action in connection with Public's or Superholdings' obligations under the Exchange Act and the rules and regulations promulgated thereunder and in connection with Public's or Superholdings' registration of offerings of securities under the Securities Act and the rules and regulations promulgated thereunder, other laws, regulations or stock exchange requirements.

     (b) Emergency Relief. Notwithstanding anything in this Section 10.7 to the contrary and subject to the provisions of Section 10.6 (Governing Law; Attorneys' Fees), either party may seek from a court any provisional remedy that may be necessary to protect any rights or property of such party pending the establishment of the arbitral tribunal or its determination of the merits of the controversy.

                                   ARTICLE 11

                                  MISCELLANEOUS


  11.1 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the permitted assigns, successors, heirs, executors and administrators of the parties hereto. This Agreement may not be assigned without the written consent of Public, Superholdings and the LLC Parties and any attempted assignment without such consent shall be null and void; provided, however, Public, Superholdings and Merger Sub may assign any of its rights and obligations hereunder to one of its Affiliates; provided, further, that any assignment hereunder shall not relieve any party of any obligations or liabilities hereunder.

  11.2 Entire Agreement. This Agreement (including the Disclosure Schedules and Exhibits hereto), the other documents delivered pursuant hereto and referenced herein constitute the full and entire understanding and agreement between the parties and supersede any other agreement, written or oral, with regard to the subject matter hereof. This Agreement supersedes those certain letters dated May 7, 2000, as amended, among certain of the parties hereto (the "Letters") and hereby supercedes and replaces in its entirety that certain previous Agreement and Plan of Reorganization by and among Public, Superholdings, Merger Sub, LLC, the Members and LLC Holdings dated as of July 31, 2000.

  11.3 Amendment. Subject to any applicable provisions of the DGCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after adoption of this Agreement at the Public Stockholders Meeting, and, if necessary, the Members Meeting, no amendment shall be made which would reduce the amount or change the type of consideration into which shares of Public Stock or Members' Interests shall be converted upon consummation of the Reorganization. This Agreement may not be modified or amended except by written agreement executed and delivered by each of the respective parties. Notwithstanding the foregoing, the merger consideration that LLC Holdings' members shall receive can be adjusted if all of the members of LLC Holdings approve of any such changes.


  11.4 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to
Section 11.3 (Amendment), waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

  11.5 Notices, Etc. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by certified or registered mail, postage prepaid with return receipt requested, telecopy (with hard copy delivered by overnight courier service), or delivered by hand, messenger or overnight courier service, and shall be deemed given when received at the addresses or telecopy numbers of the parties set forth below, or at such other address or telecopy number furnished in writing to the other parties hereto:

                     If to LLC:

                     Washington Oregon Wireless, LLC
                     5665 SW Meadows Road, Suite 100
                     Lake Oswego, Oregon 97035
                     Attention: Mitchell Moore, Chairman and CEO
                     503.443.4647 (fax)

                     with copies to:

                     F. Howard Mandel
                     30615 Shaker Blvd.
                     Pepper Pike, Ohio 44124
                     216.360.9998 (fax)

                     and with copies to:

                     Duncan, Tiger & Tabor
                     582 E. Washington Street
                     P.O. Box 248
                     Stayton, Oregon 97383
                     Attention: Jennifer Niegel
                     503.769.2461 (fax)
                     and with copies to:

                     Thompson Hine & Flory LLP
                     3900 Key Center
                     127 Public Square
                     Cleveland, Ohio 44114-1216
                     Attention: James R. Carlson
                     216.566.5800 (fax)

                     If to LLC Holdings:

                     Washington Oregon Wireless, LLC
                     5665 SW Meadows Road, Suite 100
                     Lake Oswego, Oregon 97035
                     Attention: Mitchell Moore, Chairman and CEO
                     503.443.4647 (fax)

                     with copies to:

                     F. Howard Mandel
                     30615 Shaker Blvd.
                     Pepper Pike, Ohio 44124
                     216.360.9998 (fax)

                     and with copies to:

                     Duncan, Tiger & Tabor
                     582 E. Washington Street
                     P.O. Box 248
                     Stayton, Oregon 97383
                     Attention: Jennifer Niegel
                     503.769.2461 (fax)

                     and with copies to:

                     Thompson Hine & Flory LLP
                     3900 Key Center
                     127 Public Square
                     Cleveland, Ohio 44114-1216
                     Attention: James R. Carlson
                     216.566.5800 (fax)

                     If to the Members:

                     Cal-Ore Wireless, Inc.
                     719 West 3rd Street
                     P.O. Box 847
                     Dorris, California 96023
                     Attention: Ed Ormsbee, General Manager
                     530.397.2345 (fax)

                     Clear Creek Mutual Telephone Co.
                     18238 S. Fischers Mill Road
                     Oregon City, Oregon 97045-9696
                     Attention: Mitchell Moore, President
                     503.631.2385 (fax)

                     Henderson Bay, LLC
                     1145 West Broadway Plaza, Suite 1500
                     Tacoma Financial Center

                     Tacoma, Washington 98402
                     Attention: Nick Spika
                     360.458.3909 (fax)

                     WOW Investment Partners, LP
                     2711 Haskell Ave., 5th Floor
                     Dallas, Texas 75204
                     Attention: F. Howard Mandel
                     214.360.9998 (fax)

                     with copies to:


                     Thompson Hine & Flory LLP
                     3900 Key Center
                     127 Public Square
                     Cleveland, Ohio 44114-1216
                     Attention: James R. Carlson
                     216.566.5800 (fax)

                     If to Public, Superholdings or Merger Sub:

                     Alamosa PCS Holdings, Inc.
                     5225 S. Loop 289
                     Suite 120
                     Lubbock, Texas 79424
                     Attention: David E. Sharbutt,
                     Chief Executive Officer
                     806.722.1127 (fax)

                     with copies to:

                     Haynes and Boone, LLP
                     1600 N. Collins Blvd., Suite 2000
                     Richardson, Texas 75080
                     Attention: William S. Kleinman
                     972.692.9065 (fax)


  11.6 Third Party Beneficiary, Etc. There shall be no third party beneficiary hereof. Neither the availability of, nor any limit on, any remedy hereunder limits the remedies of any party hereto against third parties.

  11.7 Reformation; Severability. In case any provision hereof shall be invalid, illegal or unenforceable, such provision shall be reformed to best effectuate the intent of the parties and permit enforcement hereof, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If such provision is not capable of reformation, it shall be severed from this Agreement and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

  11.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. Any counterpart may be delivered by facsimile and shall be treated as an original, provided that attachment thereof shall constitute the representation and warranty of the person delivering such signature that such person has full power and authority to attach such signature and to deliver this Agreement.

  11.9 Titles and Subtitles. The titles of the paragraphs and subparagraphs hereof are for convenience of reference only and are not to be considered in construing this Agreement. References to "Articles" and "Sections" herein are references to articles and sections of this Agreement, respectively. The words "herein," "hereof," "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

  11.10 Confidentiality.

     (a) Confidential Information. As used herein, "Confidential Information" means confidential business information regarding any party hereto or its affiliates, including, without limitation, marketing lists used by LLC or any information identifying the source of, and the process used by LLC to obtain, such marketing lists; customer lists and files; prices and costs; business and financial records; information relating to personnel contracts; stock ownership; liabilities; litigation and the terms of this Agreement or any Related Agreement and any written analysis or other document reflecting such information that a party hereto prepared (an "Analysis"). For purposes of this
Section 11.10, the party or parties disclosing Confidential Information are referred to collectively as the "Disclosing Party" and the party or parties receiving Confidential Information are referred to collectively as the "Receiving Party." However, "Confidential Information" shall not include:


         (i) any information properly obtained and already in the possession of the Receiving Party, prior to the execution of the letter agreement, dated May 7, 2000, as amended, or information available to the Receiving Party from public records or from other sources in accordance with law,

         (ii) any information that is in the public domain or subsequently enters the public domain otherwise than through disclosure by the Receiving Party or any of the Receiving Party's Representatives,

         (iii) any information that is independently developed by or on behalf of the Receiving Party without reference to the Confidential Information,

         (iv) any information that is acquired from a person (other than Public, Superholdings, Merger Sub or the LLC Parties) not known by the acquiring party to be providing such information in breach of a confidentiality obligation to the other party, or

         (v) information the release of which has been approved in writing by the Disclosing Party;

provided, that, further information received by Public, Superholdings or Merger Sub shall cease to be Confidential Information after the Closing.

     (b) Disclosure. The LLC Parties on the one hand, and Public, Superholdings, and Merger Sub collectively on the other, will treat the Confidential Information disclosed by the other as confidential, will use the Confidential Information only in connection with their evaluation of the transactions hereunder, and will not disclose it to others, except that each party shall have the right to communicate the information to any of such party's Representatives; provided, that, such Representative is informed that the Confidential Information is confidential and such Representative agrees to be bound by the terms of this Section 11.10. The parties shall be liable for any breach of this Section 11.10 by any of their Representatives.

     The parties acknowledge that Public and Superholdings may disclose Confidential Information in connection with Public's and Superholdings' obligations under the Exchange Act and the rules and regulations promulgated thereunder, and in connection with Public's and Superholdings' registration of offerings of securities under the Securities Act, and the rules and regulations promulgated thereunder; provided, however, that prior to any such disclosure of Confidential Information, Public or Superholdings shall provide LLC with the opportunity to review and comment, if practicable, upon the disclosure. Any such disclosures of Confidential Information by Public or Superholdings shall not be a breach or violation of this Section 11.10.

     Each of the LLC Parties acknowledge that (a) it is aware that the United States securities laws prohibit any person who has material, nonpublic information about a company from purchasing or selling securities of that company, or from communicating that information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell those securities and (b) it is familiar with the Exchange Act and the rules and regulations promulgated thereunder, and agrees that it will neither use, not cause any third party to use, any Confidential Information in contravention of the Exchange Act or any such rules and regulations, including Rules 10b-5 and 14e-3.

     If any Receiving Party becomes legally compelled by deposition, subpoena or other court or governmental action to disclose any of the Confidential Information, then such Receiving Party will give the Disclosing Party prompt notice to that effect, and will cooperate with the Disclosing Party if the Disclosing Party seeks to obtain a protective order concerning the Confidential Information. The Receiving Party will disclose only such Confidential Information as its counsel shall advise is legally required.

     The parties acknowledge that remedies at law may be inadequate to protect against breach of this Section 11.10. Each party hereby agrees in advance to the granting of injunctive relief in the non-breaching party's or parties' favor without proof of actual damages as a remedy for breach of this Section 11.10.

     Upon termination of this Agreement, the Receiving Party will, at the Disclosing Party's request, return to the Disclosing Party or destroy all originals, copies, extracts or other reproductions of the Confidential Information that the Disclosing Party provides, and destroy any Analysis.


  11.11 Expenses. Except as otherwise expressly provided herein, each party hereto will bear its respective expenses (third-party or otherwise) incurred in connection with the preparation, execution and performance of this Agreement, the Related Agreements and the transactions contemplated herein or therein, including without limitation all fees and expenses of agents, representatives, counsel and accountants. The LLC Parties shall not utilize assets of LLC to pay such expenses. Notwithstanding the foregoing, LLC may pay up to $400,000 for the expenses it incurs in connection with this Agreement for its accountants, attorneys and HSR filing fees and up to $1.5 million for the expenses it incurs in connection with this Agreement for financial advisory services and fairness opinions. The parties hereby agree that the $400,000 limitation referred to in the preceding sentence shall not apply to any accounting or legal expenses reasonably incurred by the LLC Parties in connection with preparing, filing or maintaining the effectiveness of the Form S-1 and/or the Form S-4, the occurrence of such expenses shall be subject to the reasonable approval of Superholdings.

  11.12 Responsibility for Merger Sub. Public shall be directly responsible for assuring that Superholdings and Merger Sub perform all of their obligations hereunder.

  11.13 Lack of Services Agreement. If the Services Agreement does not go into effect, then the references to the effective date of the Services Agreement contained in Sections 3.2(a) (LLC Parties' Representations True), 3.3(a) (Public's, Superholdings' and Merger Sub's Representations True) and 10.1(d) (Commencing Actions) shall be deemed to mean the Closing Date.



                                    * * * * *

     This Agreement has been executed and delivered as of the date first written above.


                                        WASHINGTON OREGON WIRELESS, LLC:


                                        By: /s/ Mitchell Moore
                                            ----------------------------------
                                        Name: Mitchell Moore
                                        Title: Chairman/CEO


                                        WOW HOLDINGS, LLC:


                                        By: /s/ Mitchell Moore
                                            ----------------------------------
                                        Name: Mitchell Moore
                                        Title: Chairman/CEO


                                        THE MEMBERS:


                                        CAL-ORE WIRELESS, INC.


                                        By: /s/ Edward Ormsbee
                                            ----------------------------------
                                        Name: Edward Ormsbee
                                        Title: General Manager


                                        CLEAR CREEK MUTUAL TELEPHONE CO.


                                        By: /s/ Mitchell Moore
                                            ----------------------------------
                                        Name: Mitchell Moore
                                        Title: President


                                        HENDERSON BAY, LLC


                                        By: /s/ William T. Weyerhaeuser
                                            ----------------------------------
                                        Name: William T. Weyerhaeuser
                                        Title: Sole Managing Member


                                        WOW INVESTMENT PARTNERS, LP


                                        By: WOW Investment Partner LLC, General
                                            Partner


                                        By: /s/ F. Howard Maneor
                                            ----------------------------------
                                        Name: F. Howard Maneor
                                        Title: Vice President

                                                                 EXHIBIT 1.2(b)


                                ESCROW AGREEMENT


     This Escrow Agreement (the "Escrow Agreement") is dated         , 2000 by
and among Alamosa Holdings, Inc., a Delaware corporation ("Superholdings"), WOW Holdings, LLC, an Oregon limited liability company that holds all of the Members' interests in LLC ("LLC Holdings"), F. Howard Mandel as the Members'
Agent (the "Members' Agent") and       (the "Escrow Agent").


                                    RECITALS


     A. The parties are entering into this Escrow Agreement pursuant to Section 1.2(b) of that certain Agreement and Plan of Reorganization (the "Agreement") dated as of July 31, 2000.


     B. All capitalized terms used herein and not otherwise defined in this Escrow Agreement will have the meanings assigned to them in the Agreement.

                                    AGREEMENT

     In consideration of the mutual covenants and agreements herein contained and in the Agreement, the parties hereby agree as follows:


     1. Creation of Escrow Account; Delivery of Funds. An escrow account designated by Superholdings (the "Escrow Account") has been established by the Escrow Agent. Superholdings has delivered to the Escrow Agent shares of Superholdings Stock (the "Escrow Deposit"), and corresponding stock powers, to be held in the Escrow Account, and the Escrow Agent acknowledges receipt of the Escrow Deposit pursuant to the terms and conditions of this Escrow Agreement.

     2. Escrow Adjustment. The Members may deposit additional shares of Superholdings Stock with the Escrow Agent pursuant to the terms of the Agreement (the "Escrow Adjustment") after the date hereof. The aggregate of the Escrow Deposit and the Escrow Adjustment shall be defined as the "Escrow Stock."


     3. Holding Period. The Escrow Agent shall hold the Escrow Stock until instructed pursuant to (a) instruments delivered to the Escrow Agent, signed by the Members' Agent and Superholdings (each of whom covenant to deliver such instruments to effectuate the terms of the Agreement) authorizing the Escrow Agent to distribute all or part of the Escrow Stock in the manner described in the instruments or (b) a final arbitration decision, pursuant to the terms of
Section 10.7 of the Agreement. The distribution of Escrow Stock shall be made no later than two business days after receipt by the Escrow Agent of such instruments or a copy of such arbitration decision.

     4. Termination of Escrow. This Escrow Agreement shall terminate upon the distribution of all Escrow Stock pursuant to the terms hereof.

     5. Duties and Responsibilities of Escrow Agent.

         5.1 Escrow Stock. By signing this Escrow Agreement, the Escrow Agent agrees to hold and dispose of any and all Escrow Stock delivered to it in accordance with the terms of the Escrow Agreement.

         5.2 Attachment; Orders. If any property subject hereto is at any time attached, garnished or levied upon under any arbitration or court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any arbitration or court order, or in case any order, judgment or decree shall be made or entered by any arbitrator or court affecting such property or any part thereof, then and in any of such events, the Escrow Agent is authorized to rely upon and comply with any such order, writ, judgment or decree which is deemed by any legal counsel of the Escrow Agent's own choosing to be binding upon it; and if the Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such compliance, even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

         5.3 No Liabilities. The Escrow Agent shall not be personally liable for any act taken or omitted hereunder if taken or omitted by it in good faith and without gross negligence or wilful misconduct. The Escrow Agent also shall be fully protected in relying upon any written notice, demand, certificate or document that it believes in good faith to be genuine and effective.

         5.4 Documents. The Escrow Agent shall not be responsible for the sufficiency or accuracy of the form, execution, validity or genuineness of documents now or hereafter deposited hereunder, or of any endorsement thereon, or for any lack of endorsement thereon, nor shall it be responsible or liable in any respect on account of the identity, authority or rights of the persons executing or delivering or purporting to execute or deliver any such document or endorsement, or this Escrow Agreement.

         5.5 Instruments. The Escrow Agent shall follow all reasonable instructions contained within instruments executed by the Members' Agent and Superholdings.

     6. Fees and Expenses of Escrow Agent. The Escrow Agent's fees for performance of its duties hereunder are described in Exhibit A. The Escrow Agent's fees, and any reimbursements owed to the Escrow Agent for out-of-pocket expenses incurred by it in connection with the performance of such duties, shall be paid by Superholdings.

     7. Indemnification of Escrow Agent. Superholdings and the Members covenant and agree to jointly and severally indemnify the Escrow Agent and hold it harmless against any loss, liability or expenses arising out of or in connection with the performance of its duties hereunder, including but not limited to, reasonable legal and other fees and expenses, and including specifically, but without limitation, any legal or other expenses with respect to any action for interpleader by the Escrow Agent, except that the Escrow Agent shall not be indemnified against any such loss, liability or expense arising out of its gross negligence or wilful misconduct. The Escrow Agent shall be under no obligation to institute or defend any action, suit or legal proceeding in connection herewith, unless first indemnified and held harmless to its satisfaction in accordance with the foregoing.

     8. Miscellaneous.

         8.1. Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by certified or registered mail, postage prepaid with return receipt requested, telecopy (with hard copy delivered by overnight courier service), or delivered by hand, messenger or overnight courier service, and shall be deemed given when received at the addresses or telecopy numbers of the parties set forth below, or at such other address or telecopy number furnished in writing to the other parties hereto:

                     If to Superholdings:

                     Alamosa PCS Holdings, Inc.
                     4403 Brownfield Highway
                     Lubbock, Texas 79407
                     Attention: David E. Sharbutt,
                     Chief Executive Officer
                     806.722.1127 (fax)

                     with copies to:

                     Haynes and Boone, LLP
                     1600 N. Collins Blvd., Suite 2000
                     Richardson, Texas 75080
                     Attention: William S. Kleinman
                     972.692.9065 (fax)

                     If to LLC Holdings:

                     Washington Oregon Wireless, LLC
                     5665 SW Meadows Road, Suite 100
                     Lake Oswego, Oregon 97035
                     Attention: Mitchell Moore,
                     Chairman and CEO
                     503.443.4647 (fax)

                     with copies to:

                     F. Howard Mandel
                     30615 Shaker Blvd.
                     Pepper Pike, Ohio 44124
                     216.360.9998 (fax)

                     and with copies to:

                     Duncan, Tiger & Tabor
                     582 E. Washington Street
                     P.O. Box 248
                     Stayton, Oregon 97383
                     Attention: Jennifer Niegel
                     503.769.2461 (fax)

                     and with copies to:

                     Thompson Hine & Flory LLP
                     3900 Key Center
                     127 Public Square
                     Cleveland, Ohio 44114-1216
                     Attention: James R. Carlson
                     216.566.5800 (fax)

                     If to Members' Agent:
                     F. Howard Mandel
                     30615 Shaker Blvd.
                     Pepper Pike, Ohio 44124
                     216.360.9998 (fax)

                     and with copies to:

                     Duncan, Tiger & Tabor
                     582 E. Washington Street
                     P.O. Box 248
                     Stayton, Oregon 97383
                     Attention: Jennifer Niegel
                     503.769.2461 (fax)

                     and with copies to:

                     Thompson Hine & Flory LLP
                     3900 Key Center
                     127 Public Square
                     Cleveland, Ohio 44114-1216
                     Attention: James R. Carlson
                     216.566.5800 (fax)

                     If to Escrow Agent:

                     Attention:
                                 (fax)

                     with copies to:

                     Attention:
                                 (fax)


         8.2 Assignment. Neither this Escrow Agreement nor any of the parties' rights hereunder shall be assignable without the prior written consent of the other parties.

         8.3 Governing Law. This Escrow Agreement shall be construed in accordance with the laws of the State of Texas, regardless of the choice of law provisions of that state or any other jurisdiction.

         8.4 Entire Escrow Agreement; Amendments. This Escrow Agreement constitutes the complete agreement of the parties with respect to the subject matter hereof. The waiver, amendment or modification of any provision of this Escrow Agreement or any right, power or remedy hereunder, shall be effective if (but only if) in writing and signed by each of the parties hereto.

         8.5 Power and Authority. Each of the parties represents and warrants that such party has full power and authority to execute, deliver and perform this Escrow Agreement and to take any and all actions necessary with respect to the Escrow Stock.

         8.6 Counterparts. This Escrow Agreement may be executed in one or more counterparts with all such counterparts constituting one and the same instrument.


                                    * * * * *

     The parties hereto have executed and delivered this Escrow Agreement as of the day and year first set forth above.



                                        ALAMOSA HOLDINGS, INC.:


                                        By:
                                           -----------------------------------
                                        Name:
                                             ---------------------------------
                                        Title:
                                              --------------------------------


                                        WOW HOLDINGS, LLC:


                                        By:
                                           -----------------------------------
                                        Name:
                                             ---------------------------------
                                        Title:
                                              --------------------------------


                                        MEMBERS' AGENT:


                                        By:
                                           -----------------------------------
                                        Name:
                                             ---------------------------------
                                        Title:
                                              --------------------------------


                                        ESCROW AGENT:


                                              By:
                                                 -----------------------------
                                              Name:
                                                   ---------------------------
                                              Title:
                                                    --------------------------

                                                                 EXHIBIT 2.2(a)

                         LLC PARTIES CLOSING CERTIFICATE


     This LLC Parties Closing Certificate (the "Certificate") is delivered pursuant to Section 2.2(a) (Closing Certificate) of that certain Agreement and Plan of Reorganization (the "Agreement") entered into as of July 31, 2000, by and among Alamosa PCS Holdings, Inc., a Delaware corporation ("Public"), Alamosa Holdings, Inc., a Delaware corporation ("Superholdings"), Alamosa Sub I, Inc., a Delaware corporation and wholly-owned direct subsidiary of Superholdings ("Merger Sub"), and Washington Oregon Wireless, LLC, an Oregon limited liability company ("LLC"), WOW Holdings, LLC, an Oregon limited liability company ("LLC Holdings") and members of LLC (the "Members"). LLC (prior to Closing), LLC Holdings (when formed but prior to Closing) and the Members are sometimes collectively referred to herein as the "LLC Parties." All capitalized terms used herein and not otherwise defined in this Certificate will have the meanings assigned to them in the Agreement.


     The undersigned hereby certify, and represent and warrant to Public, Superholdings and Merger Sub as follows:

     1. Representations and Warranties. Except as set forth on the Schedule to this Certificate, the LLC Parties' representations and warranties made in the Agreement or any Related Agreement were true and correct in all respects at the effective date of the Services Agreement. Actions by the Members, the Board of Managers of LLC or LLC Holdings, or any employee or agent of LLC or LLC Holdings (which employee or agent is not under the supervision of Public pursuant to the Services Agreement) have not caused the LLC Parties' representations and warranties made in the Agreement or any Related Agreement to be untrue or incorrect in any respect at the Closing Date. The failure of any of the persons identified in the preceding sentence to take actions that
(a) would have been taken in the ordinary course of LLC's and LLC Holdings' business in the exercise of reasonable judgment and (b) were not delegated to Public under the Services Agreement, have not caused the LLC Parties' representations and warranties made in the Agreement or any Related Agreement to be untrue or incorrect in any respect at the Closing Date. The following LLC Parties' representations and warranties made in the Agreement are also true and correct in all respects at the date hereof: Sections 6.1(b) (Validity and Authorization; Power and Authority), 6.1(f) (State Takeover Statutes), 6.3(a) (Capitalization), 6.3(b) (Capitalization of LLC Holdings), 6.3(c) (Ownership and Transfer by Members), 6.3(d) (VAR Plan), 6.7(a) (Certain Information), 6.7(b) (Documents Delivered), 6.7(c) (No Brokers Fees; No Commissions) and 6.7(d) (Tax Advice).

     2. Covenants. Except as set forth on the Schedule to this Certificate, the LLC Parties, in all respects, have performed each agreement, and have complied with each covenant, to be performed or complied with by them, or any of them, on or prior to the Closing Date under the Agreement or any Related Agreement.

     3. No Litigation. Except as set forth on the Schedule to this Certificate, no action, suit or proceeding is pending, or to the undersigned's knowledge threatened, and no preliminary injunction, order, decree or ruling is in effect, seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the execution and delivery of this Agreement, any Related Agreement or the consummation of the transactions contemplated by any of the foregoing, to which any of the undersigned is or would be a party.


                                    * * * * *

   Executed as of         , 2000.




                                        WASHINGTON OREGON WIRELESS, LLC:


                                        By:
                                            ----------------------------------
                                        Name:
                                             ---------------------------------
                                        Title:
                                              --------------------------------


                                        WOW HOLDINGS, LLC:


                                        By:
                                            ----------------------------------
                                        Name:
                                             ---------------------------------
                                        Title:
                                              --------------------------------


                                        THE MEMBERS:


                                        --------------------------------------
                                        Name:
                                             ---------------------------------

                                        --------------------------------------
                                        Name:
                                             ---------------------------------

                                        --------------------------------------
                                        Name:
                                             ---------------------------------

                                        --------------------------------------
                                        Name:
                                             ---------------------------------

                                        --------------------------------------
                                        Name:
                                             ---------------------------------

                                        --------------------------------------
                                        Name:
                                             ---------------------------------

                                                                  EXHIBIT 2.2(e)

                     FORM OF OPINION OF LLC PARTIES' COUNSEL

1. Each of the Companies is a limited liability company duly organized and validly existing under the laws of the State of Oregon. Each of the Companies has all requisite power and authority to own, lease and operate all properties and assets owned or leased by it and to conduct its business as previously and currently conducted by it. Each of the Companies is qualified to do business in each jurisdiction in which it is required to be so qualified, except where the lack of such qualification would not have a material adverse effect on such Company.

2. Each of the Companies has full power and authority to consummate the Parent Merger and to execute, deliver and perform the Agreement, the Related Agreements and the other instruments called for therein to which it is a party.


3. The Agreement and the Related Agreements have been duly authorized, executed and delivered by each of the Companies and constitute (or, in the case of Related Agreements or instruments called for by the Agreement or the Related Agreements, to be executed by such Company at or before the Closing, upon execution will constitute) the legal, valid and binding obligation of such Company, enforceable against such Company in accordance with their terms.


4. Each of the Members has full requisite power and authority (or if a natural person, capacity) to execute, deliver and perform the Agreement, the Related Agreements and the other instruments called for therein to which such Member is a party. the Agreement, the Related Agreements and the other instruments called for therein to which such Member is a party have been duly executed and delivered by each of the Members and constitute (or, in the case of Related Agreements or instruments called for in the Agreement, to be executed by the Member at or before the Closing, will constitute) the legal, valid and binding obligation of the Member, enforceable against the Member in accordance with their terms.

5. Each of the Companies is the holder of record of all of the issued and outstanding shares of capital stock or interests, as appropriate, of its Subsidiaries free and clear of any Liens.

6. The Members' Interests of LLC consist of 31,558,046 units and no preferred units. There are no other equity interests of LLC either authorized or outstanding. Except as set forth on the exhibit to this opinion, all of the issued and outstanding units have been duly authorized and validly issued, are fully paid and nonassessable and are free and clear of any preemptive rights. No certificates have been issued to represent the Members' Interests. Except as set forth on the exhibit to this opinion, there are no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, any Company for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities.

7. Each Member is the holder of record of the units set forth in the Agreement. To our knowledge, no Member is a party to any contract, agreement or understanding (other than the Agreement) relating to the issuance, sale, redemption, purchase, repurchase, acquisition or other transfer or voting of any units of Members' Interests or any other equity security of any Company, other than LLC's operating agreement.

8. The Members' Interests of LLC Holdings consists of one unit and no preferred units. There are no other equity interests of LLC Holdings either authorized or outstanding pursuant to LLC's certificate of formation or organizational agreements. Except as set forth on the exhibit to this opinion, all of the issued and outstanding units are duly authorized and validly issued, fully paid and nonassessable and free and clear of any preemptive rights. No certificates were issued to represent the Members' Interests. Except as set forth on the exhibit to this opinion, there are no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, LLC Holdings for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities pursuant to LLC's certificate of formation or organizational agreements.

9. The formation of LLC Holdings and its acquisition of LLC as contemplated hereby will result in LLC Holdings' becoming the sole owner of LLC, holding its interest in LLC free and clear of Liens created by the members of LLC in the Members' Interests. Consummation of the transactions contemplated by this Agreement will result in Superholdings' becoming the sole owner of LLC Holdings and LLC, holding its interests in LLC Holdings and LLC free and clear of Liens created by the members of LLC Holdings in the Members' Interests.

10. The execution, delivery and performance of the Agreement and the Related Agreements, and the consummation of the transactions contemplated therein will not result in any violation of the terms of, and will not contravene, conflict with, accelerate the performance of the obligations required under, constitute a default under or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of any Company pursuant to, (i) the organizational document of such Company, (ii) any material Order or Proceeding that such Company has disclosed pursuant to the Agreement,
(iii) any material law, rule or regulation applicable to any of them, or to which any of them is a party or by which any of them or their property or assets is bound, (iv) the Sprint, Cobank and Lucent consents or (v) the Contracts (as such term is defined in Section 6.4(d)(i) (definition) of the Agreement) and as specified on the Disclosure Schedule to Section 6.1(e) (llc Parties Consents Required); [provided, however, the failure to deliver this opinion with respect to agreements in clause (v) above as will not cause an LLC Material Adverse Change and will not constitute a failure to satisfy the delivery requirement of Section 2.2(a) (closing Certificate) of the Agreement.]

11. The consent or vote of the Members in favor of the transactions contemplated by this Agreement and the Related Agreements was duly obtained pursuant to the organizational documents of LLC and LLC Holdings and all applicable state law (including Sections 63.130 and 63.487 of the OLLCA), and no right of first refusal or similar restriction on transfer applies to the conversion of the Members' Interests in the Parent Merger or the formation of LLC Holdings and LLC Holdings' acquisition of LLC.

12. To the knowledge of Counsel, there are no Proceedings or Orders pending.

13. No state takeover statute is applicable to any Company in connection with the Agreement, the Parent Merger or the other transactions contemplated thereby.

                                                                 EXHIBIT 2.3(a)

                        SUPERHOLDINGS CLOSING CERTIFICATE


     This Superholdings Closing Certificate (the "Certificate") is delivered pursuant to Section 2.3(a) (Closing Certificate) of that certain Agreement and Plan of Reorganization (the "Agreement") entered into as of July 31, 2000, by and among Alamosa PCS Holdings, Inc., a Delaware corporation ("Public"), Alamosa Holdings, Inc., a Delaware corporation ("Superholdings"), Alamosa Sub I, Inc., a Delaware corporation and wholly-owned direct subsidiary of Superholdings ("Merger Sub"), and Washington Oregon Wireless, an Oregon limited liability company ("LLC"), WOW Holdings, LLC, an Oregon limited liability company ("LLC Holdings"), and members of LLC (the "Members"). LLC (prior to Closing), LLC Holdings (when formed but prior to Closing) and the Members are sometimes collectively referred to herein as the "LLC Parties." All capitalized terms used herein and not otherwise defined in this Certificate will have the meanings assigned to them in the Agreement.


     The undersigned hereby certify, and represent and warrant to the LLC Parties as follows:


  1. Representations and Warranties. Except as set forth on the Schedule to this Certificate, Superholdings', Public's and Merger Sub's representations and warranties made in the Agreement or any Related Agreement were true and correct in all respects at the effective date of the Services Agreement. The following representations and warranties made by the Companies in the Agreement are also true and correct in all respects at the date hereof: Sections 7.1(b) (Corporate Power and Authority; Validity and Authorization), 7.3 (No Brokers Fees; No Commissions), 7.7 (Capitalization), 7.8 (Capitalization of Superholdings) and
7.11 (Certain Information).

  2. Covenants. Except as set forth on the Schedule to this Certificate, Superholdings, Public and Merger Sub in all respects, have performed each agreement, and have complied with each covenant, to be performed or complied with by them, or any of them, on or prior to the Closing Date under the Agreement or any Related Agreement.

  3. No Litigation. Except as set forth on the Schedule to this Certificate, no action, suit or proceeding is pending, or to the undersigned's knowledge threatened, and no preliminary injunction, order, decree or ruling is in effect, seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the execution and delivery of this Agreement, any Related Agreement or the consummation of the transactions contemplated by any of the foregoing, to which any of the undersigned is or would be a party.



                                    * * * * *

   Executed as of         , 2000.



                                        ALAMOSA PCS HOLDINGS, INC.:


                                        By:
                                           ----------------------------------
                                        Name:
                                             --------------------------------
                                        Title:
                                              -------------------------------


                                        ALAMOSA HOLDINGS, INC.:


                                        By:
                                           ----------------------------------
                                        Name:
                                             --------------------------------
                                        Title:
                                              -------------------------------


                                        ALAMOSA SUB I, INC.:


                                        By:
                                           ----------------------------------
                                        Name:
                                             --------------------------------
                                        Title:
                                              -------------------------------

                                                                  EXHIBIT 2.3(d)

      FORM OF OPINION OF PUBLIC'S, SUPERHOLDINGS' AND MERGER SUB'S COUNSEL

     1. Each of Public, Superholdings and Merger Sub is a corporation duly organized and validly existing under the laws of the State of Delaware and is in good standing under such laws. Superholdings owns, beneficially and of record, all of the issued and outstanding shares of capital stock of Merger Sub.

     2. Each of Public, Superholdings and Merger Sub has full corporate power and authority to execute, deliver and perform the Agreement and the Related Agreements. the Agreement has been duly authorized, executed and delivered by each of Public, Superholdings and Merger Sub and is enforceable against Public, Superholdings and Merger Sub in accordance with its terms.

     3. When the Related Agreements to which each of Public, Superholdings and Merger Sub is a party are delivered, such agreements will have been duly authorized, executed and delivered by Public, Superholdings and Merger Sub, and will constitute the legal, valid and binding obligations of Public, Superholdings and Merger Sub, enforceable against Public, Superholdings and Merger Sub in accordance with their terms.

     4. The authorized capital stock of Public consists (i) of 95,000,000 shares of Public Stock, of which 61,354,606 shares were issued and outstanding as of April 20, 2000 and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding as of April 20, 2000. All of the issued and outstanding shares of Public Stock have been duly authorized and validly issued, are fully paid and nonassessable and are free and clear of any preemptive rights. Based upon our review of the minute books of Public, as of March 31, 2000, there were no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, Public for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities, other than stock that may be issued pursuant to stock option plans or agreements described in the Sec Documents.

     5. The authorized capital stock of Superholdings immediately prior to the Closing will consist (i) of at least 290,000,000 shares of Superholdings Stock and (ii) at least 10,000,000 shares of preferred stock, par value $0.01 per share. All of the issued and outstanding shares of Superholdings Stock will have been duly authorized and validly issued, fully paid and nonassessable and free and clear of any preemptive rights. Based upon our review of the minute books of Superholdings, on the date of the Agreement, there were no outstanding preemptive, conversion or other rights, or other options, warrants or agreements granted by, issued by, or binding upon, Superholdings for the issuance, sale, purchase, repurchase, redemption, acquisition or other transfer of its equity securities, other than stock that may be issued pursuant to the stock option plans and agreements of Public described in paragraph 4 above (after consummation of the Subsidiary Merger), pursuant to the Agreement or the Sister Agreements or pursuant to anticipated financing transactions.

     6. The shares of Superholdings Stock, when issued, sold and delivered in accordance with the terms of the Agreement will be duly and validly issued, fully paid and nonassessable and issued free and clear of any Liens.

     7. The execution, delivery and performance of the Agreement and the Related Agreements, and the consummation of the transactions contemplated therein will not result in any violation of the terms of, and will not contravene, conflict with, accelerate the performance of the obligations required under, constitute a default under or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of Public, Superholdings or Merger Sub pursuant to, (i) the certificate of incorporation or bylaws of Public, Superholdings or Merger Sub, (ii) any material Order or Proceeding that Public, Superholdings or Merger Sub has disclosed pursuant to the Agreement, (iii) any material law, rule or regulation applicable to any of them, or to which any of them is a party or by which any of them or their property or assets is bound, or (iv) the Agreements listed on the Disclosure Schedule to Sections 7.2(a) or 7.2(b), taking into account the third party consents or approvals that have been obtained.

                                                               EXHIBIT 2.4(b)(i)

                                MEMBER AGREEMENT


     This Member Agreement (the "Member Agreement") is delivered pursuant to Sections 1.2(b) (Right to Withhold), 1.2(c) (Consideration Subject to Agreements), 2.4(b)(i)(A) (Lock-Up Agreement), 2.4(b)(i)(B) (Indemnity Agreement), 2.4(b)(i)(C) (Members' Release) and Section 10.2 (Indemnities) of that certain Agreement and Plan of Reorganization (the "Agreement") entered into as of July 31, 2000, by and among Alamosa PCS Holdings, Inc., a Delaware corporation ("Public"), Alamosa Holdings, Inc., a Delaware corporation ("Superholdings"), Alamosa Sub I, Inc., a Delaware corporation and wholly-owned direct subsidiary of Superholdings ("Merger Sub"), and Washington Oregon Wireless, LLC, an Oregon limited liability company ("LLC"), WOW Holdings, LLC, an Oregon limited liability company ("LLC Holdings"), and members of LLC (the "Members"). As used herein, "Member Parties" shall be defined as the undersigned Member and its direct and indirect beneficial owners. All capitalized terms used herein and not otherwise defined in this Member Agreement will have the meanings assigned to them in the Agreement. The parties hereto agree as follows:

  1. Lock-Up. The undersigned member hereby covenants to Public and Superholdings that the undersigned will not, without the prior written consent of Superholdings (which consent shall not be unreasonably withheld), (a) before September 30, 2001, sell, pledge or otherwise dispose of the undersigned member's holdings of Superholdings Stock, (b) enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition, before September 30, 2001, of the undersigned member's holdings of Superholdings Stock, (c) establish or increase a put equivalent position or liquidate or decrease a call equivalent position (within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder) that will be settled before September 30, 2001, with respect to any Superholdings Stock or (d) publicly announce an intention to effect any such transaction, other than (x) shares of Superholdings Stock disposed of as bona fide gifts to persons who also enter into lock-up agreements in the form hereof and (y) shares of Superholdings Stock acquired other than pursuant to the Parent Merger. Notwithstanding the foregoing, the undersigned member may pledge its holdings of Superholdings Stock before September 30, 2001; provided, that, the pledgee agrees to be bound in writing by the terms of this Section 1 of the Member Agreement with respect to such pledged Superholdings Stock. This Section 1 of this Member Agreement is the "Lock-Up Agreement" referred to in the Agreement.

  2. Registration Provisions.


     (a) Certain Information. The undersigned Member hereby covenants to provide to Public and Superholdings the information required by the Form S-1, as provided by Section 4.2(c) (Form S-1) of the Agreement, as is reasonably requested by Public and Superholdings as soon as possible, but no later than five business days after the date of such request. In addition, the undersigned Member hereby covenants that none of the information supplied or to be supplied by the undersigned Member specifically for inclusion in the Form S-1 will, at the time the Form S-1 is filed with the SEC, at any time that such form is amended or supplemented and at the time it becomes effective or remains in effect under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Notwithstanding the foregoing, if the undersigned Member becomes aware, at any time, of any untrue statement of a material fact or omission of any material fact required to be stated in the Form S-1 (or other appropriate registration statement form), then the undersigned Member shall promptly notify Public and Superholdings of such untrue statement, pursuant to Section 11.5 (Notices, Etc.) of the Agreement.

     (b) Blackout. The undersigned member hereby agrees that if Superholdings furnishes to the undersigned member a notice signed by the President of Superholdings stating that Superholdings has determined in good faith that it would be seriously detrimental to Superholdings and its stockholders for the Form S-1 to be filed (or remain in effect) and it is therefore essential to defer the filing of such

Form S-1 (or temporarily suspend the effectiveness of such registration statement or use of the related prospectus) (a "Blackout Notice"), then Superholdings shall have the right (i) immediately to defer such filing for a period of not more than sixty (60) days beyond the date by which such Form S-1 was otherwise planned to be filed or (ii) suspend such effectiveness for a period of not more than sixty (60) days (any such deferral or suspension period of up to sixty (60) days, a "Blackout Period"). The undersigned member agrees to cease any disposition during such Blackout Period of the Superholdings Stock received by the undersigned member in connection with the Parent Merger. Superholdings may not utilize any of its rights under this Section 2 of this Member Agreement to defer the filing of the Form S- 1 (or suspend the effectiveness of the Form S-1) more than twice in any twelve (12) month period.


     (c) WOW Holdings Operating Agreement. The undersigned member has duly executed and delivered to LLC Holdings the Operating Agreement of LLC Holdings.


  3. Indemnity. The undersigned member hereby agrees to be bound by all of the provisions of Article 10 of the Agreement (Indemnification), and the direct and indirect owners of the undersigned's Members' Interests (who are signatories below) shall also be so bound to the extent that they receive any merger consideration or proceeds thereof. This Section 3 of this Member Agreement is the "Indemnity Agreement" referred to in the Agreement.

  4. Intent to Sell. The undersigned member hereby agrees that it has no plan or intention to sell, exchange, transfer or otherwise dispose of any of its Superholdings Stock received by such undersigned member in connection with the Reorganization.

  5. Members Releases. Superholdings hereby releases on its own behalf any and all claims held or to be held by Superholdings against LLC, LLC Holdings, and their successors, assigns, officers, directors, employees and agents, after the Closing. The undersigned member hereby releases any and all claims held or to be held by the undersigned member against LLC, LLC Holdings, and their successors, assigns, officers, directors, employees and agents, but excluding any claims the undersigned member may have to unpaid compensation and benefits. The undersigned member hereby agrees to be released from any obligation under the operating agreements of LLC or LLC Holdings. This Section 5 of this Member Agreement is the "Members Releases" referred to in the Agreement.

  6. Escrow Agreement. The Member Parties hereby agree to be bound by all of the provisions of the Escrow Agreement, including the appointment of F. Howard Mandel to serve as the Members' Agent, with the authority to negotiate and settle all claims involving the Escrow Stock. The Member Parties hereby further agree to indemnify and hold the Members' Agent harmless from and against any and all loss, damage, cost, expense (including reasonable attorney's fees), or any other charge, known or unknown, which may be made or asserted now or in the future by or on behalf of the Member Parties against the Members' Agent arising out of or attributable to the Members' Agent's actions under the Escrow Agreement.

  7. Consideration. The undersigned Member hereby acknowledges that the consideration to be received by the undersigned Member pursuant to the Agreement represents the amount of consideration the undersigned Member is entitled to receive under the operating agreements of LLC or LLC Holdings and satisfies in full any and all claims held or to be held by the undersigned Member with respect to its membership interest in LLC or LLC Holdings.

  8. Deliveries. The undersigned Member Parties shall deliver their holdings of Superholdings Stock, and corresponding stock powers, to the Escrow Agent, if applicable, in accordance with the Escrow Agreement and Section 10.2 (Indemnities) of the Agreement.

  9. Investment Representations.


     (a) Each of the undersigned Member Parties understands and acknowledges that the Superholdings Stock is being offered and sold under the exemptions from registration provided for in Section 4(2) of the Securities Act, including Regulation D promulgated thereunder, and that Superholdings' reliance upon such exemption is based in part upon the undersigned Member Parties' representations, warranties and agreements contained in this Agreement.

     (b) Each of the undersigned Member Parties has carefully read this Agreement and, to the extent believed necessary, has discussed the representations, warranties and agreements which each of the undersigned Member Parties makes by signing it and the applicable limitations upon each of the undersigned Member Parties' resale of the shares of Superholdings Stock with the undersigned Member Parties' counsel.

     (c) The Superholdings Stock to be issued to such undersigned Member Parties in the Reorganization is being acquired by the undersigned Member Parties solely for the undersigned Member Parties' own account, for investment purposes only, and is not being acquired for resale, resyndication, distribution, subdivision or fractionalization thereof, except pursuant to an effective registration under the Securities Act or in a transaction exempt from registration under the Securities Act. Each of the undersigned Member Parties has no contract or arrangement with any person to sell, transfer or pledge to any person the shares of Superholdings Stock or any part thereof, any interest herein or any rights thereto, and each of the undersigned Member Parties has no present plans to enter into any such contract or arrangement.

     (d) Each of the undersigned Member Parties understands that it may not sell or otherwise transfer its shares of Superholdings Stock unless such sale or other transfer is registered under the Securities Act and the applicable state securities laws or unless the sale or other transfer is exempt from the registration requirements under the Securities Act and such other securities laws, and that, as a result, the undersigned Member Parties must bear the economic risk of the investment for an indefinite period of time. Each of the undersigned Member Parties understands that Superholdings may require the undersigned Member Parties to furnish an opinion of counsel satisfactory to Superholdings that such sale or transfer is so exempt.

     (e) Each of the undersigned Member Parties is able (i) to bear the economic risk of an investment in Superholdings Stock, (ii) to hold the shares of Superholdings Stock indefinitely, and (iii) to afford a complete loss of this investment. Each of the undersigned Member Parties has adequate means of providing for current needs and has no present need for liquidity in this investment.

     (f) Each of the undersigned Member Parties is an "accredited investor" as that term is defined under Rule 501(a) of Regulation D, as amended, under the Securities Act and possesses such knowledge and experience in financial and business matters so that each of the undersigned Member Parties is capable of evaluating the merits and risks of an investment in Superholdings Stock, and of making an informed investment decision.

     (g) Each of the undersigned Member Parties confirms that, in making the decision to acquire the shares of Superholdings Stock in the Reorganization, each of the undersigned Member Parties has relied solely upon independent investigations made by the undersigned Member Parties and/or by the undersigned Member Parties' representatives, including the undersigned Member Parties' own professional tax and other advisors and that the undersigned Member Parties and such representatives and advisors have been given the opportunity to ask questions of, and to receive answers from, Superholdings concerning this Agreement and the terms and conditions of the Reorganization, and to obtain any information requested by the undersigned Member Parties concerning Superholdings from such person, to the extent such persons possessed such information or could acquire it without unreasonable effort or expense, necessary for the undersigned Member Parties to make an informed investment in Superholdings Stock.

     (h) Each of the undersigned Member Parties consents to the placement of a legend on the shares of Superholdings Stock to be issued to the undersigned Member Parties in the Reorganization, which legend shall be substantially as follows:

      "These securities are not registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered, sold or otherwise distributed for value, nor may these securities be transferred on the books of Superholdings, in the absence of such registration unless Superholdings had received an opinion of counsel or other evidence, satisfactory to Superholdings and its counsel, that such registration is not required."

      Executed as of         , 2000.


                                    * * * * *

                                        ALAMOSA HOLDINGS, INC.:


                                        By:
                                           ----------------------------------
                                        Name:
                                             --------------------------------
                                        Title:
                                              -------------------------------


                                        MEMBER:


                                        Name:
                                             --------------------------------


                                        DIRECT OWNERS OF MEMBER:


                                        -------------------------------------
                                        Name:
                                             --------------------------------

                                        -------------------------------------
                                        Name:
                                             --------------------------------

                                        -------------------------------------
                                        Name:
                                             --------------------------------


                                        INDIRECT OWNERS OF MEMBER:

                                        -------------------------------------
                                        Name:
                                             --------------------------------

                                        -------------------------------------
                                        Name:
                                             --------------------------------

                                        -------------------------------------
                                        Name:
                                             --------------------------------

                                                                      APPENDIX D

                    [LETTERHEAD OF SALOMON SMITH BARNEY INC.]

July 31, 2000

Board of Directors
Alamosa PCS Holdings, Inc.
4403 Brownfield Highway
Lubbock, Texas 79407

Members of the Board:

     You have also requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $.01 per share ("Company Common Stock"), of Alamosa PCS Holdings, Inc. (the "Company"), of the consideration to be received by such holders in connection with (i) the proposed merger (the "Subsidiary Merger") of the Company with Alamosa Sub I, Inc. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Alamosa Holdings, Inc. ("Parent"), a Delaware corporation, and (ii) the proposed merger (the "Parent Merger", and together with the Subsidiary Merger, the "Mergers") of Parent with a limited liability company ("Roberts LLC Holdings") that will be formed prior to the effective date of the Mergers to hold membership interests in Roberts Wireless Communications, L.L.C. ("Roberts LLC"), a Missouri limited liability company, pursuant to an Agreement and Plan of Reorganization, dated as of July 31, 2000 (the "Reorganization Agreement"), among the Company, Parent, Merger Sub, Roberts LLC and the members of Roberts LLC (the "LLC Members"). Upon the effectiveness of the Mergers, (i) each issued and outstanding share of Company Common Stock will be converted into and represent the right to receive one (the "Alamosa Ratio") share of Parent Common Stock (the "Subsidiary Merger Consideration") and (ii) the outstanding units of Roberts LLC Holdings membership interests will be converted into and represent the right to receive, in the aggregate, (a) 13,500,000 shares of Parent Common Stock (the "Roberts Stock Consideration") and (b) $4,000,000 in cash (as adjusted pursuant to the Reorganization Agreement) (as adjusted, the "Roberts Cash Consideration" and, together with the Roberts Stock Consideration, the "Parent Merger Consideration").

     In connection with rendering our opinion, we have reviewed certain publicly available information concerning the Company and Roberts LLC and certain other financial information concerning the Company and Roberts LLC, including financial forecasts that were provided to us by the Company and Roberts LLC, respectively. We have discussed the past and current business operations, financial condition and prospects of the Company and Roberts LLC with certain officers and employees of the Company and Roberts LLC, respectively. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial forecasts of the Company and Roberts LLC, we have been advised by the respective managements of the Company and Roberts LLC that such forecasts have been reasonably prepared on bases reflecting their best currently available estimates and judgments, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have not assumed any responsibility for any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of the Company or Roberts LLC.

     Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion as expressed below does not imply any conclusion as to the likely trading range for Parent Common Stock following the consummation of the Mergers, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Our opinion does not address the Company's underlying business decision to effect the Mergers, and we express no view on the effect on the Company of the Mergers and related transactions. Our opinion is directed only to the fairness, from a financial point of view, of the Alamosa Ratio to holders of Company Common Stock and does not constitute a recommendation concerning how holders of Company Common Stock should vote with respect to the transactions contemplated by the Reorganization Agreement.

     We have acted as financial advisor to the Board of Directors of the Company in connection with the Mergers and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Mergers. In the ordinary course of business, we and our affiliates may actively trade the securities of the Company and Roberts LLC for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates have previously rendered certain investment banking and financial advisory services to the Company for which we have received customary compensation. We and our affiliates (including Citigroup Inc.) may have other business relationships with the Company in the ordinary course of their businesses.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Alamosa Ratio is fair to the holders of Company Common Stock from a financial point of view.

Very truly yours,

/s/ Salomon Smith Barney Inc.

Salomon Smith Barney Inc.

                                                                      APPENDIX E

                    [LETTERHEAD OF SALOMON SMITH BARNEY INC.]

July 31, 2000

Board of Directors
Alamosa PCS Holdings, Inc.
4403 Brownfield Highway
Lubbock, Texas 79407

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $.01 per share ("Company Common Stock"), of Alamosa PCS Holdings, Inc., a Delaware corporation (the "Company"), of the consideration to be received by such holders in connection with (i) the proposed merger (the "Subsidiary Merger") of the Company with Alamosa Sub I, Inc. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Alamosa Holdings, Inc. ("Parent"), and (ii) the proposed merger (the "Parent Merger" and, together with the Subsidiary Merger, the "Mergers") of Parent with WOW Holdings, LLC ("WOW LLC Holdings"), an Oregon limited liability company formed to hold all the membership interests in Washington Oregon Wireless LLC ("WOW LLC"), pursuant to an Agreement and Plan of Reorganization, dated as of July 31, 2000 (the "WOW Reorganization Agreement"), among the Company, Parent, Merger Sub, WOW LLC, the members of WOW LLC (the "WOW LLC Members") and WOW LLC Holdings. Upon the effectiveness of the Mergers,
(i) each issued and outstanding share of Company Common Stock will be converted into and represent the right to receive one (the "Alamosa Ratio") share of common stock, par value $0.01 per share ("Parent Common Stock"), of Parent (the "Subsidiary Merger Consideration") and (ii) the outstanding units of WOW LLC Holdings membership interests will be converted into and represent the right to receive, in the aggregate, (a) 6,050,000 shares of Parent Common Stock (the "WOW Stock Consideration") and (b) $12,500,000 in cash (as adjusted pursuant to the WOW Reorganization Agreement) (as so adjusted, the "WOW Cash Consideration", and, together with the WOW Stock Consideration, the "Parent Merger Consideration").

     In connection with rendering our opinion, we have reviewed certain publicly available information concerning the Company and WOW LLC and certain other financial information concerning the Company and WOW LLC, including financial forecasts that were provided to us by the Company and WOW LLC, respectively. We have discussed the past and current business operations, financial condition and prospects of the Company and WOW LLC with certain officers and employees of the Company and WOW LLC, respectively. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial forecasts of the Company and WOW LLC, we have been advised by the respective managements of the Company and WOW LLC that such forecasts have been reasonably prepared on bases reflecting their best currently available estimates and judgments, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have not assumed any responsibility for any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of the Company or WOW LLC.

     Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion as expressed below does not imply any conclusion as to the likely trading range for Parent Common Stock following the consummation of the Mergers, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Our opinion does not address the Company's underlying business decision to effect the Mergers, and we express no view on the effect on the Company of the Mergers and related transactions. Our opinion is directed only to the fairness, from a financial point of view, of the Alamosa Ratio to holders of Company Common Stock and does not constitute a recommendation concerning how holders of Company Common Stock should vote with respect to the transactions contemplated by the Reorganization Agreement.

     We have acted as financial advisor to the Board of Directors of the Company in connection with the Mergers and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Mergers. In the ordinary course of business, we and our affiliates may actively trade the securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates have previously rendered certain investment banking and financial advisory services to the Company for which we have received customary compensation. We and our affiliates (including Citigroup Inc.) may have other business relationships with the Company in the ordinary course of their businesses.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Alamosa Ratio is fair to the holders of Company Common Stock from a financial point of view.

Very truly yours,

/s/ Salomon Smith Barney Inc.

Salomon Smith Barney Inc.

                                                                     APPENDIX F

                                     FORM OF
                              AMENDED AND RESTATED
                          1999 LONG TERM INCENTIVE PLAN


     The Alamosa PCS Holdings, Inc. 1999 Long-Term Incentive Plan (hereinafter called the "Plan") was adopted by the Board of Directors of Alamosa PCS Holdings, Inc., a Delaware corporation (hereinafter called the "Company"), effective as of November 12, 1999, and was approved by the Company's
stockholders on             , 2000.


                                    ARTICLE 1

                                     PURPOSE

     The purpose of the Plan is to attract and retain the services of key management employees, Outside Directors and consultants of the Company and its Subsidiaries and to provide such persons with a proprietary interest in the Company through the granting of incentive stock options, non-qualified stock options, stock appreciation rights, or restricted stock, whether granted singly, or in combination, or in tandem, that will

         (a) increase the interest of such persons in the Company's welfare;

         (b) furnish an incentive to such persons to continue their services for the Company; and

         (c) provide a means through which the Company may attract able persons as employees, Outside Directors and consultants.


     With respect to Reporting Participants, the Plan and all transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"). To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void ab initio, to the extent permitted by law and deemed advisable by the Committee.


                                    ARTICLE 2

                                   DEFINITIONS

     For the purpose of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:


     2.1 "Award" means the grant of any Incentive Stock Option, Non-qualified Stock Option, Restricted Stock or SAR whether granted singly, in combination or in tandem (each individually referred to herein as an "Incentive").


     2.2 "Award Agreement" means a written agreement between a Participant and the Company which sets out the terms of the grant of an Award.

     2.3 "Award Period" means the period during which one or more Incentives granted under an Award may be exercised.

     2.4 "Board" means the board of directors of the Company.

     2.5 "Change of Control" means any of the following: (i) Continuing Directors cease to constitute at least fifty percent (50%) of the members of the Board; (ii) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iii) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's Common Stock would be converted into cash, securities or other property; or (iv) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets


                                     APP-F-1
of the Company; provided, however, that a transaction described in clause (iii) or (iv) shall not constitute a Change in Control hereunder if after such transaction (I) Continuing Directors constitute at least fifty percent (50%) of the members of the Board of Directors of the continuing, surviving or acquiring entity, as the case may be or, if such entity has a parent entity directly or indirectly holding at least a majority of the voting power of the voting securities of the continuing, surviving or acquiring entity, Continuing Directors constitute at least fifty percent (50%) of the members of the Board of Directors of the entity that is the ultimate parent of the continuing, surviving or acquiring entity, and (II) the continuing, surviving or acquiring entity (or the ultimate parent of such continuing, surviving or acquiring entity) assumes all outstanding Stock Options under this Plan; provided, further, that a transaction described in clause (iv) shall not constitute a Change in Control hereunder if such transaction occurs upon or as a result of a default by the Company or any of its affiliates under (a) any credit agreement or related agreement among the Company or any of its affiliates or successors and Nortel Networks Inc. or any other lender, whether or not such credit agreement or related agreement exists on the date of this Plan, or (b) any management agreement or related agreement among the Company any or any of its affiliates or successors and Sprint Spectrum, LP, SprintCom, Inc., WirelessCo, LP, Sprint Communications Company, LP or any of their affiliates or successors, whether or not such management agreement or related agreement exists on the date of this Plan. "Continuing Directors" means Board members who (x) at the date of this Plan were directors or (y) become directors after the date of this Plan and whose election or nomination for election by the Company's stockholders was approved by a vote of a majority of the directors then in office who were directors at the date of this Plan or whose election or nomination for election was previously so approved.

     2.6 "Code" means the Internal Revenue Code of 1986, as amended.

     2.7 "Committee" means the committee appointed or designated by the Board to administer the Plan in accordance with Article 3 of this Plan.

     2.8 "Common Stock" means the common stock, par value $0.01 per share, which the Company is currently authorized to issue or may in the future be authorized to issue.

     2.9 "Company" means Alamosa PCS Holdings, Inc., a Delaware corporation, and any successor entity.

     2.10 "Date of Grant" means the effective date on which an Award is made to a Participant as set forth in the applicable Award Agreement; provided, however, that solely for purposes of Section 16 of the 1934 Act and the rules and regulations promulgated thereunder, the Date of Grant of an Award shall be the date of stockholder approval of the Plan if such date is later than the effective date of such Award as set forth in the Award Agreement.

     2.11 "Employee" means common law employee (as defined in accordance with the Regulations and Revenue Rulings then applicable under Section 3401(c) of the Code) of the Company or any Subsidiary of the Company.

     2.12 "Fair Market Value" means, as of a particular date, (a) if the shares of Common Stock are listed on a national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal securities exchange for the Common Stock on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (b) if the shares of Common Stock are not so listed but are quoted on the Nasdaq National Market System, the closing sales price per share of Common Stock on the Nasdaq National Market System on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (c) if the Common Stock is not so listed or quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by Nasdaq, or, if not reported by Nasdaq, by the National Quotation Bureau, Inc., or (d) if none of the above is applicable, such amount as may be determined by the Committee (acting on the advice of an Independent Third Party, should the Committee elect in its sole discretion to utilize an Independent Third Party for this purpose), in good faith, to be the fair market value per share of Common Stock.


                                    APP-F-2

     "Independent Third Party" means an individual or entity independent of the Company having experience in providing investment banking or similar appraisal or valuation services and with expertise generally in the valuation of securities or other property for purposes of this Plan. The Committee may utilize one or more Independent Third Parties.

     2.13 "Incentive Stock Option" or "ISO" means an incentive stock option within the meaning of Section 422 of the Code, granted pursuant to this Plan.

     2.14 "Non-qualified Stock Option" or "NQSO" means a non-qualified stock option, granted pursuant to this Plan.

     2.15 "Option Price" means the price which must be paid by a Participant upon exercise of a Stock Option to purchase a share of Common Stock.

     2.16 "Outside Director" means a director of the Company who is not an Employee.

     2.17 "Participant" shall mean an Employee or Outside Director of, or a consultant to, the Company or a Subsidiary to whom an Award is granted under this Plan.

     2.18 "Plan" means this Alamosa PCS Holdings, Inc. 1999 Long-Term Incentive Plan, as amended from time to time.

     2.19 "Reporting Participant" means a Participant who is subject to the reporting requirements of Section 16 of the 1934 Act.

     2.20 "Restricted Stock" means shares of Common Stock issued or transferred to a Participant pursuant to Section 6.4 of this Plan which are subject to restrictions or limitations set forth in this Plan and in the related Award Agreement.

     2.21 "Retirement" means any Termination of Service solely due to retirement upon attainment of age sixty-five (65), or permitted early retirement as determined by the Committee.

     2.22 "SAR" or "stock appreciation right" means the right to receive a payment, in cash and/or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the SAR is exercised over the SAR Price for such shares.

     2.23 "SAR Price" means the exercise price of each share of Common Stock covered by a SAR, determined on the Date of Grant of the SAR.

     2.24 "Stock Option" means a Non-qualified Stock Option or an Incentive Stock Option.

     2.25 "Subsidiary" means (i) any corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain, (ii) any limited partnership, if the Company or any corporation described in item (i) above owns a majority of the general partnership interest and a majority of the limited partnership interests entitled to vote on the removal and replacement of the general partner, and
(iii) any partnership or limited liability company, if the partners or members thereof are composed only of the Company, any corporation listed in item (i) above or any limited partnership listed in item (ii) above. "Subsidiaries" means more than one of any such corporations, limited partnerships, partnerships or limited liability companies.

     2.26 "Termination of Service" occurs when: a Participant who is an Employee of the Company or any Subsidiary shall cease to serve as an Employee of the Company and its Subsidiaries, for any reason; or, a Participant who is an Outside Director of the Company shall cease to serve as a director of the Company for any reason.

     2.27 "Total and Permanent Disability" means a Participant is qualified for long-term disability benefits under the Company's disability plan or insurance policy; or, if no such plan or policy is then in existence, that the Participant, because of ill health, physical or mental disability or any other reason beyond his or her control, is unable to perform his or her duties of employment for a period of six (6)


                                    APP-F-3
continuous months, as determined in good faith by the Committee; provided that, with respect to any Incentive Stock Option, Total and Permanent Disability shall have the meaning given it under the rules governing Incentive Stock Options under the Code.

                                    ARTICLE 3

                                 ADMINISTRATION


     The Plan shall be administered by a committee appointed by the Board (the "Committee"). The Committee shall consist of not fewer than two persons. Any member of the Committee may be removed at any time, with or without cause, by resolution of the Board. Any vacancy occurring in the membership of the Committee may be filled by appointment by the Board.


     Membership on the Committee shall be limited to those members of the Board who are "outside directors" under Section 162(m) of the Code. The Committee shall select one of its members to act as its Chairman. A majority of the Committee shall constitute a quorum, and the act of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the act of the Committee.

     The Committee shall determine and designate from time to time the eligible persons to whom Awards will be granted and shall set forth in each related Award Agreement the Award Period, the Date of Grant, and such other terms, provisions, limitations, and performance requirements, as are approved by the Committee, but not inconsistent with the Plan. The Committee shall determine whether an Award shall include one type of Incentive, two or more Incentives granted in combination, or two or more Incentives granted in tandem (that is, a joint grant where exercise of one Incentive results in cancellation of all or a portion of the other Incentive).

     The Committee, in its discretion, shall (i) interpret the Plan, (ii) prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the Plan, and (iii) make such other determinations and take such other action as it deems necessary or advisable in the administration of the Plan. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties.


     With respect to restrictions in the Plan that are based on the requirements of Rule 16b-3 promulgated under the 1934 Act, Section 422 of the Code, Section 162(m) of the Code, the rules of any exchange or inter-dealer quotation system upon which the Company's securities are listed or quoted, or any other applicable law, rule or restriction (collectively, "applicable law"), to the extent that any such restrictions are no longer required by applicable law, the Committee shall have the sole discretion and authority to grant Awards that are not subject to such mandated restrictions and/or to waive any such mandated restrictions with respect to outstanding Awards.


                                    ARTICLE 4

                                   ELIGIBILITY

     Any Employee (including an Employee who is also a director or an officer), Outside Director, or consultant of the Company whose judgment, initiative, and efforts contributed or may be expected to contribute to the successful performance of the Company is eligible to participate in the Plan; provided that only Employees shall be eligible to receive Incentive Stock Options. The Committee, upon its own action, may grant, but shall not be required to grant, an Award to any Employee, Outside Director, or consultant of the Company or any Subsidiary. Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine. Except as required by this Plan, Awards granted at different times need not contain similar provisions. The Committee's determinations under the Plan (including without limitation determinations of which Employees, Outside Directors, or consultants, if any, are to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the agreements evidencing same) need not be uniform and may be made by it selectively among Participants who receive, or are eligible to receive, Awards under the Plan.


                                    APP-F-4

                                    ARTICLE 5

                             SHARES SUBJECT TO PLAN


     Subject to adjustment as provided in Articles 13 and 14, the maximum number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan is thirteen million (13,000,000) shares as increased on each December 31 from and including December 31, 2001 by a number of shares equal to [800,000] shares or such lesser amount determined by the Committee. Shares of Common Stock previously subject to Awards which are forfeited, terminated, settled in cash in lieu of Common Stock, or exchanged for Awards that do not involve Common Stock, or expired unexercised and any shares of Common Stock surrendered to the Company in payment of the exercise price of Stock Options issued under the Plan shall again be available for awards under the Plan.


     Shares to be issued may be made available from authorized but unissued Common Stock, Common Stock held by the Company in its treasury, or Common Stock purchased by the Company on the open market or otherwise. During the term of this Plan, the Company will at all times reserve and keep available the number of shares of Common Stock that shall be sufficient to satisfy the requirements of this Plan.

                                    ARTICLE 6

                                 GRANT OF AWARDS

     6.1 In General. The grant of an Award shall be authorized by the Committee and shall be evidenced by an Award Agreement setting forth the Incentive or Incentives being granted, the total number of shares of Common Stock subject to the Incentive(s), the Option Price (if applicable), the Award Period, the Date of Grant, and such other terms, provisions, limitations, and performance objectives, as are approved by the Committee, but not inconsistent with the Plan. The Company shall execute an Award Agreement with a Participant after the Committee approves the issuance of an Award. Any Award granted pursuant to this Plan must be granted within ten (10) years of the date of adoption of this Plan. The Plan shall be submitted to the Company's stockholders for approval; however, the Committee may grant Awards under the Plan prior to the time of stockholder approval. Any such Award granted prior to such stockholder approval shall be made subject to such stockholder approval. The grant of an Award to a Participant shall not be deemed either to entitle the Participant to, or to disqualify the Participant from, receipt of any other Award under the Plan.

     If the Committee establishes a purchase price for an Award, the Participant must accept such Award within a period of thirty (30) days (or such shorter period as the Committee may specify) after the Date of Grant by executing the applicable Award Agreement and paying such purchase price.

     6.2 Maximum ISO Grants. The Committee may not grant Incentive Stock Options under the Plan to any Employee which would permit the aggregate Fair Market Value (determined on the Date of Grant) of the Common Stock with respect to which Incentive Stock Options (under this and any other plan of the Company and its Subsidiaries) are exercisable for the first time by such Employee during any calendar year to exceed $100,000. To the extent any Stock Option granted under this Plan which is designated as an Incentive Stock Option exceeds this limit or otherwise fails to qualify as an Incentive Stock Option, such Stock Option (or any such portion thereof) shall be a Non-qualified Stock Option.

     6.3 Maximum Individual Grants. No Participant may receive during any fiscal year of the Company Awards covering an aggregate of more than two million (2,000,000) shares of Common Stock.

     6.4 Restricted Stock. If Restricted Stock is granted to a Participant under an Award, the Committee shall set forth in the related Award Agreement:
(i) the number of shares of Common Stock awarded, (ii) the price, if any, to be paid by the Participant for such Restricted Stock, (iii) the time or times within which such Award may be subject to forfeiture, (iv) specified performance goals of the Company, a Subsidiary, any division thereof or any group of Employees of the Company, or other criteria, which the Committee determines must be met in order to remove any restrictions (including vesting) on such


                                     APP-F-5

Award, and (v) all other terms, limitations, restrictions, and conditions of the Restricted Stock, which shall be consistent with this Plan. The provisions of Restricted Stock need not be the same with respect to each Participant.

     (a) Legend on Shares. Each Participant who is awarded Restricted Stock shall be issued a stock certificate or certificates in respect of such shares of Common Stock. Such certificate(s) shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, substantially as provided in Section 17.9 of the Plan.

     The Committee may require that the stock certificates evidencing shares of Restricted Stock be held in custody by the Company until the restrictions thereon shall have lapsed, and that the Participant deliver to the Committee a stock power or stock powers, endorsed in blank, relating to the shares of Restricted Stock.

     (b) Restrictions and Conditions. Shares of Restricted Stock shall be subject to the following restrictions and conditions:


         (i) Subject to the other provisions of this Plan and the terms of the particular Award Agreements, during such period as may be determined by the Committee commencing on the Date of Grant (the "Restriction Period"), the Participant shall not be permitted to sell, transfer, pledge or assign shares of Restricted Stock. Except for these limitations, the Committee may in its sole discretion, remove any or all of the restrictions on such Restricted Stock whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Award, such action is appropriate.


         (ii) Except as provided in sub-paragraph (i) above, the Participant shall have, with respect to his or her Restricted Stock, all of the rights of a stockholder of the Company, including the right to vote the shares, and the right to receive any dividends thereon. Certificates for shares of Common Stock free of restriction under this Plan shall be delivered to the Participant promptly after, and only after, the Restriction Period shall expire without forfeiture in respect of such shares of Common Stock. Certificates for the shares of Common Stock forfeited under the provisions of the Plan and the applicable Award Agreement shall be promptly returned to the Company by the forfeiting Participant. Each Award Agreement shall require that (x) each Participant, by his or her acceptance of Restricted Stock, shall irrevocably grant to the Company a power of attorney to transfer any shares so forfeited to the Company and agrees to execute any documents requested by the Company in connection with such forfeiture and transfer, and (y) such provisions regarding returns and transfers of stock certificates with respect to forfeited shares of Common Stock shall be specifically performable by the Company in a court of equity or law.

         (iii) The Restriction Period of Restricted Stock shall commence on the Date of Grant and, subject to Article 14 of the Plan, unless otherwise established by the Committee in the Award Agreement setting forth the terms of the Restricted Stock, shall expire upon satisfaction of the conditions set forth in the Award Agreement; such conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, or (v) other comparable measurements of Company performance, as may be determined by the Committee in its sole discretion.

         (iv) Subject to the provisions of the particular Award Agreement, upon Termination of Service for any reason during the Restriction Period, the nonvested shares of Restricted Stock shall be forfeited by the Participant. In the event a Participant has paid any consideration to the Company for such forfeited Restricted Stock, the Company shall, as soon as practicable after the event causing forfeiture (but in any event within five (5) business days), pay to the Participant, in cash, an amount equal to the total consideration paid by the Participant for such forfeited shares. Upon any forfeiture, all rights of a Participant with respect to the forfeited shares of the Restricted Stock shall cease and terminate, without any further obligation on the part of the Company.

     6.5 SAR. An SAR shall entitle the Participant at his election to surrender to the Company the SAR, or portion thereof, as the Participant shall choose, and to receive from the Company in exchange


                                    APP-F-6
therefor cash in an amount equal to the excess (if any) of the Fair Market Value (as of the date of the exercise of the SAR) per share over the SAR Price per share specified in such SAR, multiplied by the total number of shares of the SAR being surrendered. In the discretion of the Committee, the Company may satisfy its obligation upon exercise of a SAR by the distribution of that number of shares of Common Stock having an aggregate Fair Market Value (as of the date of the exercise of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional share interests, or the Company may settle such obligation in part with shares of Common Stock and in part with cash.

     6.6 Tandem Awards. The Committee may grant two or more Incentives in one Award in the form of a "tandem award," so that the right of the Participant to exercise one Incentive shall be canceled if, and to the extent, the other Incentive is exercised. For example, if a Stock Option and a SAR are issued in a tandem Award, and the Participant exercises the SAR with respect to 100 shares of Common Stock, the right of the Participant to exercise the related Stock Option shall be canceled to the extent of 100 shares of Common Stock.

                                    ARTICLE 7

                             OPTION PRICE; SAR PRICE

     The Option Price for any share of Common Stock which may be purchased under a Non-qualified Stock Option and the SAR Price for any share of Common Stock subject to a SAR may be less than, equal to, or greater than the Fair Market Value of the share on the Date of Grant. The Option Price for any share of Common Stock which may be purchased under an Incentive Stock Option must be at least equal to the Fair Market Value of the share on the Date of Grant; if an Incentive Stock Option is granted to an Employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company (or any parent or Subsidiary), the Option Price shall be at least 110% of the Fair Market Value of the Common Stock on the Date of Grant.

                                    ARTICLE 8

                              AWARD PERIOD; VESTING

     8.1 Award Period. Subject to the other provisions of this Plan, the Committee may, in its discretion, provide that an Incentive may not be exercised in whole or in part for any period or periods of time or beyond any date specified in the Award Agreement. Except as provided in the Award Agreement, an Incentive may be exercised in whole or in part at any time during its term. The Award Period for an Incentive shall be reduced or terminated upon Termination of Service in accordance with this Article 8 and Article 9. No Incentive granted under the Plan may be exercised at any time after the end of its Award Period. No portion of any Incentive may be exercised after the expiration of ten (10) years from its Date of Grant. However, if an Employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company (or any parent or Subsidiary) and an Incentive Stock Option is granted to such Employee, the term of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no more than five (5) years from the Date of Grant.

     8.2 Vesting. The Committee, in its sole discretion, may determine that an Incentive will be immediately exercisable, in whole or in part, or that all or any portion may not be exercised until a date, or dates, subsequent to its Date of Grant, or until the occurrence of one or more specified events, subject in any case to the terms of the Plan. If the Committee imposes conditions upon exercise, then subsequent to the Date of Grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the Incentive may be exercised.


                                    APP-F-7

                                    ARTICLE 9

                             TERMINATION OF SERVICE

     In the event of Termination of Service of a Participant, an Incentive may only be exercised as determined by the Committee and provided in the Award Agreement.

                                   ARTICLE 10

                              EXERCISE OF INCENTIVE

     10.1 In General. A vested Incentive may be exercised during its Award Period, subject to limitations and restrictions set forth in the Award Agreement and in Article 9. A vested Incentive may be exercised at such times and in such amounts as provided in this Plan and the applicable Award Agreement, subject to the terms, conditions, and restrictions of the Plan.

     In no event may an Incentive be exercised or shares of Common Stock be issued pursuant to an Award if a necessary listing or quotation of the shares of Common Stock on a stock exchange or inter-dealer quotation system or any registration under state or federal securities laws required under the circumstances has not been accomplished. No Incentive may be exercised for a fractional share of Common Stock. The granting of an Incentive shall impose no obligation upon the Participant to exercise that Incentive.


     (a) Stock Options. Subject to such administrative regulations as the Committee may from time to time adopt, a Stock Option may be exercised by the delivery of written notice to the Committee setting forth the number of shares of Common Stock with respect to which the Stock Option is to be exercised and the date of exercise thereof (the "Exercise Date") which shall be at least three (3) days after giving such notice unless an earlier time shall have been mutually agreed upon. On the Exercise Date, the Participant shall deliver to the Company consideration with a value equal to the total Option Price of the shares to be purchased, payable as follows: (a) cash, check, bank draft, or money order payable to the order of the Company, (b) Common Stock (including Restricted Stock) owned by the Participant on the Exercise Date, valued at its Fair Market Value on the Exercise Date, (c) by delivery (including by FAX) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions from the Participant to a broker or dealer, reasonably acceptable to the Company, to sell certain of the shares of Common Stock purchased upon exercise of the Stock Option or to pledge such shares as collateral for a loan and promptly deliver to the Company the amount of sale or loan proceeds necessary to pay such purchase price, and/or (d) in any other form of valid consideration that is acceptable to the Committee in its sole discretion. In the event that shares of Restricted Stock are tendered as consideration for the exercise of a Stock Option, a number of shares of Common Stock issued upon the exercise of the Stock Option equal to the number of shares of Restricted Stock used as consideration therefor shall be subject to the same restrictions and provisions as the Restricted Stock so submitted.


     Upon payment of all amounts due from the Participant, the Company shall cause certificates for the Common Stock then being purchased to be delivered as directed by the Participant (or the person exercising the Participant's Stock Option in the event of his death) at its principal business office promptly after the Exercise Date; provided that if the Participant has exercised an Incentive Stock Option, the Company may at its option retain physical possession of the certificate evidencing the shares acquired upon exercise until the expiration of the holding periods described in Section 422(a)(1) of the Code. The obligation of the Company to deliver shares of Common Stock shall, however, be subject to the condition that if at any time the Committee shall determine in its discretion that the listing, registration, or qualification of the Stock Option or the Common Stock upon any securities exchange or inter-dealer quotation system or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary as a condition of, or in connection with, the Stock Option or the issuance or purchase of shares of Common Stock thereunder, the Stock Option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not reasonably acceptable to the Committee.


                                    APP-F-8

     If the Participant fails to pay for any of the Common Stock specified in such notice or fails to accept delivery thereof, the Participant's right to purchase such Common Stock may be terminated by the Company.


     (b) SARs. Subject to the conditions of this Section 10.1(b) and such administrative regulations as the Committee may from time to time adopt, a SAR may be exercised by the delivery (including by FAX) of written notice to the Committee setting forth the number of shares of Common Stock with respect to which the SAR is to be exercised and the date of exercise thereof (the "Exercise Date") which shall be at least three (3) days after giving such notice unless an earlier time shall have been mutually agreed upon. On the Exercise Date, the Participant shall receive from the Company in exchange therefor cash in an amount equal to the excess (if any) of the Fair Market Value (as of the date of the exercise of the SAR) per share of Common Stock over the SAR Price per share specified in such SAR, multiplied by the total number of shares of Common Stock of the SAR being surrendered. In the discretion of the Committee, the Company may satisfy its obligation upon exercise of a SAR by the distribution of that number of shares of Common Stock having an aggregate Fair Market Value (as of the date of the exercise of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional share interests, or the Company may settle such obligation in part with shares of Common Stock and in part with cash.


     10.2 Disqualifying Disposition of ISO. If shares of Common Stock acquired upon exercise of an Incentive Stock Option are disposed of by a Participant prior to the expiration of either two (2) years from the Date of Grant of such Stock Option or one (1) year from the transfer of shares of Common Stock to the Participant pursuant to the exercise of such Stock Option, or in any other disqualifying disposition within the meaning of Section 422 of the Code, such Participant shall notify the Company in writing of the date and terms of such disposition. A disqualifying disposition by a Participant shall not affect the status of any other Stock Option granted under the Plan as an Incentive Stock Option within the meaning of Section 422 of the Code.

                                   ARTICLE 11

                           AMENDMENT OR DISCONTINUANCE

     Subject to the limitations set forth in this Article 11, the Board may at any time and from time to time, without the consent of the Participants, alter, amend, revise, suspend, or discontinue the Plan in whole or in part; provided, however, that no amendment which requires stockholder approval in order for the Plan and Incentives awarded under the Plan to continue to comply with Sections 162(m), 421, and 422 of the Code, including any successors to such Sections, shall be effective unless such amendment shall be approved by the requisite vote of the stockholders of the Company entitled to vote thereon. Any such amendment shall, to the extent deemed necessary or advisable by the committee, be applicable to any outstanding Incentives theretofore granted under the Plan, notwithstanding any contrary provisions contained in any stock option agreement. In the event of any such amendment to the Plan, the holder of any Incentive outstanding under the Plan shall, upon request of the Committee and as a condition to the exercisability thereof, execute a conforming amendment in the form prescribed by the Committee to any Award Agreement relating thereto. Notwithstanding anything contained in this Plan to the contrary, unless required by law, no action contemplated or permitted by this Article 11 shall adversely affect any rights of Participants or obligations of the Company to Participants with respect to any Incentive theretofore granted under the Plan without the consent of the affected Participant.

                                   ARTICLE 12

                                      TERM

     The Plan shall be effective from the date that this Plan is approved by the Board. Unless sooner terminated by action of the Board, the Plan will terminate on November 11, 2009, but Incentives granted before that date will continue to be effective in accordance with their terms and conditions.


                                    APP-F-9

                                   ARTICLE 13

                               CAPITAL ADJUSTMENTS

     If at any time while the Plan is in effect, or Incentives are outstanding, there shall be any increase or decrease in the number of issued and outstanding shares of Common Stock resulting from (1) the declaration or payment of a stock dividend, (2) any recapitalization resulting in a stock split-up, combination, or exchange of shares of Common Stock, or (3) other increase or decrease in such shares of Common Stock effected without receipt of consideration by the Company, then and in such event:

         (i) An appropriate adjustment shall be made in the maximum number of shares of Common Stock then subject to being awarded under the Plan and in the maximum number of shares of Common Stock that may be awarded to a Participant to the end that the same proportion of the Company's issued and outstanding shares of Common Stock shall continue to be subject to being so awarded.

         (ii) Appropriate adjustments shall be made in the number of shares of Common Stock and the Option Price thereof then subject to purchase pursuant to each such Stock Option previously granted and unexercised, to the end that the same proportion of the Company's issued and outstanding shares of Common Stock in each such instance shall remain subject to purchase at the same aggregate Option Price.

         (iii) Appropriate adjustments shall be made in the number of SARs and the SAR Price thereof then subject to exercise pursuant to each such SAR previously granted and unexercised, to the end that the same proportion of the Company's issued and outstanding shares of Common Stock in each instance shall remain subject to exercise at the same aggregate SAR Price.

         (iv) Appropriate adjustments shall be made in the number of outstanding shares of Restricted Stock with respect to which restrictions have not yet lapsed prior to any such change. Except as otherwise expressly provided herein, the issuance by the Company of shares of its capital stock of any class, or securities convertible into shares of capital stock of any class, either in connection with direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to
     (i) the number of or Option Price of shares of Common Stock then subject to outstanding Stock Options granted under the Plan, (ii) the number of or SAR Price or SARs then subject to outstanding SARs granted under the Plan, or
     (iii) the number of outstanding shares of Restricted Stock.

     Upon the occurrence of each event requiring an adjustment with respect to any Incentive, the Company shall mail to each affected Participant its computation of such adjustment which shall be conclusive and shall be binding upon each such Participant.

                                   ARTICLE 14

          RECAPITALIZATION, MERGER AND CONSOLIDATION; CHANGE IN CONTROL

         (a) The existence of this Plan and Incentives granted hereunder shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company's capital structure and its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Common Stock or the rights thereof (or any rights, options, or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

         (b) Subject to any required action by the stockholders, if the Company shall be the surviving or resulting corporation in any merger, consolidation or share exchange, any Incentive granted


                                    APP-F-10
     hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a holder of the number of shares of Common Stock subject to the Incentive would have been entitled.

         (c) In the event of any merger, consolidation or share exchange pursuant to which the Company is not the surviving or resulting corporation, there shall be substituted for each share of Common Stock subject to the unexercised portions of such outstanding Incentives, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company which were distributed or distributable to the stockholders of the Company in respect to each share of Common Stock held by them, such outstanding Incentives to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms. Notwithstanding the foregoing, however, all such Incentives may be canceled by the Company as of the effective date of any such reorganization, merger, consolidation, share exchange or any dissolution or liquidation of the Company by giving notice to each holder thereof or his personal representative of its intention to do so and by permitting the purchase during the thirty (30) day period next preceding such effective date of all of the shares of Common Stock subject to such outstanding Incentives.

         (d) In the event of a Change of Control, then, notwithstanding any other provision in this Plan to the contrary, all unmatured installments of Incentives outstanding shall thereupon automatically be accelerated and exercisable in full and all Restriction Periods applicable to Awards of Restricted Stock shall automatically expire. The determination of the Committee that any of the foregoing conditions has been met shall be binding and conclusive on all parties.

                                   ARTICLE 15

                           LIQUIDATION OR DISSOLUTION

     In case the Company shall, at any time while any Incentive under this Plan shall be in force and remain unexpired, (i) sell all or substantially all of its property, or (ii) dissolve, liquidate, or wind up its affairs, then each Participant shall be thereafter entitled to receive, in lieu of each share of Common Stock of the Company which such Participant would have been entitled to receive under the Incentive, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each share of Common Stock of the Company. If the Company shall, at any time prior to the expiration of any Incentive, make any partial distribution of its assets, in the nature of a partial liquidation, whether payable in cash or in kind (but excluding the distribution of a cash dividend payable out of earned surplus and designated as such) then in such event the Option Prices or SAR Prices then in effect with respect to each Stock Option or SAR shall be reduced, on the payment date of such distribution, in proportion to the percentage reduction in the tangible book value of the shares of the Company's Common Stock (determined in accordance with generally accepted accounting principles) resulting by reason of such distribution.

                                   ARTICLE 16

       INCENTIVES IN SUBSTITUTION FOR INCENTIVES GRANTED BY OTHER ENTITIES

     Incentives may be granted under the Plan from time to time in substitution for similar instruments held by employees or directors of a corporation, partnership, or limited liability company who become or are about to become management Employees or Outside Directors of the Company or any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company, the acquisition by the Company of equity of the employing entity, or any other similar transaction pursuant to which the Company becomes the successor employer. The terms and conditions of the substitute Incentives so granted may vary from the terms and conditions set forth in this Plan to such extent as the Board at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the Incentives in substitution for which they are granted.


                                    APP-F-11

                                   ARTICLE 17

                            MISCELLANEOUS PROVISIONS

     17.1 Investment Intent. The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the Incentives granted or the shares of Common Stock to be purchased or transferred are being acquired for investment and not with a view to their distribution.

     17.2 No Right to Continued Employment. Neither the Plan nor any Incentive granted under the Plan shall confer upon any Participant any right with respect to continuance of employment by the Company or any Subsidiary.

     17.3 Indemnification of Board and Committee. No member of the Board or the Committee, nor any officer or Employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation.

     17.4 Effect of the Plan. Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any person any right to be granted an Award or any other rights except as may be evidenced by an Award Agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and upon the terms and conditions expressly set forth therein.

     17.5 Compliance with Other Laws and Regulations. Notwithstanding anything contained herein to the contrary, the Company shall not be required to sell or issue shares of Common Stock under any Incentive if the issuance thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or inter-dealer quotation system or other forum in which shares of Common Stock are quoted or traded (including without limitation Section 16 of the 1934 Act and Section 162(m) of the Code); and, as a condition of any sale or issuance of shares of Common Stock under an Incentive, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation. The Plan, the grant and exercise of Incentives hereunder, and the obligation of the Company to sell and deliver shares of Common Stock, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required.

     17.6 Tax Requirements. The Company shall have the right to deduct from all amounts hereunder paid in cash or other form, any Federal, state, or local taxes required by law to be withheld with respect to such payments. The Participant receiving shares of Common Stock issued under the Plan shall be required to pay the Company the amount of any taxes which the Company is required to withhold with respect to such shares of Common Stock. Notwithstanding the foregoing, in the event of an assignment of a Non-qualified Stock Option or SAR pursuant to Section 17.7, the Participant who assigns the Non-qualified Stock Option or SAR shall remain subject to withholding taxes upon exercise of the Non-qualified Stock Option or SAR by the transferee to the extent required by the Code or the rules and regulations promulgated thereunder. Such payments shall be required to be made prior to the delivery of any certificate representing such shares of Common Stock. Such payment may be made in cash, by check, or through the delivery of shares of Common Stock owned by the Participant but not acquired from the Company within six (6) months prior to such payment (which may be effected by the actual delivery of shares of Common Stock by the Participant or by the Company's withholding a number of shares to be issued upon the exercise of a Stock Option, if applicable), which shares have an aggregate Fair Market Value equal to the required minimum withholding payment, or any combination thereof.

     17.7 Assignability. Incentive Stock Options may not be transferred or assigned other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant or the Participant's legally authorized representative, and each Award Agreement in


                                    APP-F-12
respect of an Incentive Stock Option shall so provide. The designation by a Participant of a beneficiary will not constitute a transfer of the Stock Option. The Committee may waive or modify any limitation contained in the preceding sentences of this Section 17.7 that is not required for compliance with Section 422 of the Code.


     The Committee may, in its discretion, authorize all or a portion of a Non-qualified Stock Option or SAR to be granted to a Participant to be on terms which permit transfer by such Participant to (i) the spouse, children or grandchildren of the Participant ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members, (iii) a partnership in which such Immediate Family Members are the only partners, (iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision, or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the Award Agreement pursuant to which such Non-qualified Stock Option or SAR is granted must be approved by the Committee and must expressly provide for transferability in a manner consistent with this Section, and (z) subsequent transfers of transferred Non-qualified Stock Options or SARs shall be prohibited except those by will or the laws of descent and distribution. In addition, the Committee may, in its discretion, authorize all or a portion of a Non-qualified Stock Option or SAR to be granted to an Outside Director to be on terms which permit transfer by such Outside Director of a portion or all of such an Award to his or her employer, provided that (x) the Award Agreement pursuant to which such Nonqualified Stock Option or SAR is granted must be approved by the Committee and must expressly provide for transferability in a manner consistent with this Section, and (y) unless specifically authorized in the Award Agreement, subsequent transfers of transferred Non-qualified Stock Options or SARs shall be prohibited except those by will or the laws of descent and distribution.


     Following any transfer, any such Non-qualified Stock Option and SAR shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of Articles 10, 11, 13, 15 and 17 hereof the term "Participant" shall be deemed to include the transferee. The events of Termination of Service shall continue to be applied with respect to the original Participant, following which the Non-qualified Stock Options and SARs shall be exercisable by the transferee only to the extent and for the periods specified in the Award Agreement. The Committee and the Company shall have no obligation to inform any transferee of a Non-qualified Stock Option or SAR of any expiration, termination, lapse or acceleration of such Option. The Company shall have no obligation to register with any federal or state securities commission or agency any Common Stock issuable or issued under a Non-qualified Stock Option or SAR that has been transferred by a Participant under this Section 17.7.

     17.8 Use of Proceeds. Proceeds from the sale of shares of Common Stock pursuant to Incentives granted under this Plan shall constitute general funds of the Company.

     17.9 Legend. Each certificate representing shares of Restricted Stock issued to a Participant shall bear the following legend, or a similar legend deemed by the Company to constitute an appropriate notice of the provisions hereof (any such certificate not having such legend shall be surrendered upon demand by the Company and so endorsed):

     On the face of the certificate:

          "Transfer of this stock is restricted in accordance with conditions printed on the reverse of this certificate."

     On the reverse:

          "The shares of stock evidenced by this certificate are subject to and transferrable only in accordance with that certain Alamosa PCS Holdings, Inc. 1999 Long- Term Incentive Plan, a copy of which is on file at the principal office of the Company in Lubbock, Texas. No transfer or pledge of the shares evidenced hereby may be made except in accordance with and subject to the provisions of said Plan. By acceptance of this certificate, any holder, transferee or pledgee hereof agrees to be bound by all of the provisions of said Plan."


                                    APP-F-13

     The following legend shall be inserted on a certificate evidencing Common Stock issued under the Plan if the shares were not issued in a transaction registered under the applicable federal and state securities laws:


          "Shares of stock represented by this certificate have been acquired by the holder for investment and not for resale, transfer or distribution, have been issued pursuant to exemptions from the registration requirements of applicable state and federal securities laws, and may not be offered for sale, sold or transferred other than pursuant to effective registration under such laws, or in transactions otherwise in compliance with such laws, and upon evidence satisfactory to the Company of compliance with such laws, as to which the Company may rely upon an opinion of counsel satisfactory to the Company."

     A copy of this Plan shall be kept on file in the principal office of the Company in Lubbock, Texas.


                          * * * * * * * * * * * * * * *


                                    APP-F-14

     IN WITNESS WHEREOF, the Company has caused this instrument to be executed
as of            , 2000, by its Chief Executive Officer and Secretary pursuant to prior action taken by the Board.


                                        ALAMOSA PCS HOLDINGS, INC.



                                        By:
                                            -----------------------------------
                                            David E. Sharbutt, Chief Executive
                                            Officer


Attest:



-------------------------
Secretary

                                    APP-F-15

                                                                     APPENDIX G


                                    FORM OF
                          ALAMOSA PCS HOLDINGS, INC.
                         EMPLOYEE STOCK PURCHASE PLAN

     1. Purpose. The Alamosa PCS Holdings, Inc. Employee Stock Purchase Plan (the "Plan") is being established for the benefit of employees of Alamosa PCS Holdings, Inc., a Delaware corporation (the "Company"), and its Designated Subsidiaries. The Plan is intended to provide the employees of an Employer with an opportunity to purchase common shares, par value $.01, of the Company (the "Shares"). It is the intention of the Company that the Plan qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code, and the provisions of the Plan shall be construed in a manner consistent with the requirements of such Section of the Code.

     2. Definitions.

          a. "Board" shall mean the Board of Directors of the Company.

          b. "Change in Capitalization" shall mean any increase, reduction, or change or exchange of Shares for a different number or kind of shares or other securities of the Company by reason of a reclassification, recapitalization, merger, consolidation, reorganization, share dividend, share split or reverse share split, combination or exchange of shares, repurchase of Shares, change in corporate structure or otherwise.

          c. "Change of Control" means any of the following: (i) Continuing Directors cease to constitute at least fifty percent (50%) of the members of the Board; (ii) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iii) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which Company Shares would be converted into cash, securities or other property; or (iv) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; provided, however, that a transaction described in clause (iii) or (iv) shall not constitute a Change in Control hereunder if after such transaction (I) Continuing Directors constitute at least fifty percent (50%) of the members of the Board of Directors of the continuing, surviving or acquiring entity, as the case may be or, if such entity has a parent entity directly or indirectly holding at least a majority of the voting power of the voting securities of the continuing, surviving or acquiring entity, Continuing Directors constitute at least fifty percent (50%) of the members of the Board of Directors of the entity that is the ultimate parent of the continuing, surviving or acquiring entity, and (II) the continuing, surviving or acquiring entity (or the ultimate parent of such continuing, surviving or acquiring entity) assumes all outstanding Stock Options under this Plan; provided, further, that a transaction described in clause (iv) shall not constitute a Change in Control hereunder if such transaction occurs upon or as a result of a default by the Company or any of its affiliates under (a) any credit agreement or related agreement among the Company or any of its affiliates or successors and Nortel Networks Inc. or any other lender, whether or not such credit agreement or related agreement exists on the date of this Plan, or (b) any management agreement or related agreement among the Company any or any of its affiliates or successors and Sprint Spectrum, LP, SprintCom, Inc., WirelessCo, LP, Sprint Communications Company, LP or any of their affiliates or successors, whether or not such management agreement or related agreement exists on the date of this Plan. "Continuing Directors" means Board members who (x) at the date of this Plan were directors or (y) become directors after the date of this Plan and whose election or nomination for election by the Company's stockholders was approved by a vote of a majority of the directors then in office who were directors at the date of this Plan or whose election or nomination for election was previously so approved.

          d. "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

          e. "Committee" shall mean the Compensation Committee or any other committee of members of the Board appointed by the Board to administer the Plan and to perform the functions set forth herein.


          f. "Company" shall mean Alamosa Holdings, Inc., a corporation organized under the laws of the State of Delaware, or any successor corporation.


          g. "Compensation" shall mean any earnings reportable as W-2 wages for Federal income tax withholding purposes and any elective contributions made by the Participant's Employer on the Participant's behalf to the Alamosa PCS Contributions Savings Plan (or any successor plan thereto).


          h. "Continuous Status as an Employee" shall mean the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of a leave of absence agreed to in writing by the Employee's Employer, if such leave is for a continuous period of not more than one year or re-employment upon the expiration of such leave is guaranteed by contract or statute.


          i. "Designated Subsidiaries" shall mean the subsidiaries of the Company which have been designated by the Board from time to time in its sole discretion as eligible to participate in the Plan, which may include corporations which become subsidiaries of the Company after the adoption of the Plan.


          j. "Employee" shall mean any person, including an officer, who as of an Offering Date has been regularly employed on a full-time basis by the Company, a wholly owned Subsidiary of the Company or a Designated Subsidiary of the Company for at least six months; provided, however, that an Employee shall not include any individual whose customary period of employment is for five months or less in any calendar year.


          k. "Employer" shall mean, as to any particular Employee, the corporation which employs such Employee, whether it is the Company, a wholly owned Subsidiary of the Company or a Designated Subsidiary of the Company.


          l. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.


          m. "Exercise Date" shall mean the last business day of each Purchase Period, except as the Committee may otherwise provide.


          n. "Fair Market Value" per Share as of a particular date shall mean
     (i) the closing sales price per Share on such date, as reported by the Composite Transactions reporting system or if not so reported, as reported by the New York Stock Exchange or (ii) in the event the Shares are not traded on such date, the closing price per Share, as so reported in the immediately preceding date on which trading occurred, or if not so reported, as reported by any national securities exchange on which the Shares are listed.


          o. "Offering Date" shall mean the first Trading Day of each Offering Period of the Plan. The Offering Date of an Offering Period is the grant date for the options offered in such Offering Period.


          p. "Offering Period" shall mean a period as described in Section 4 hereof.


          q. "Parent" shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time of granting an option, each of the corporations other than the Company owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.


          r. "Participant" shall mean an Employee who participates in the Plan.


          s. "Plan" shall mean the Alamosa Holdings, Inc. Employee Stock Purchase Plan, as amended from time to time.


          t. "Plan Year" shall mean the calendar year.

          u. "Purchase Period" shall mean each approximately six-month period, within an Offering Period, commencing on the Trading Day next following the last previous Exercise Date in such Offering Period and ending with the next Exercise Date in such Offering Period, except that the first Purchase Period of any Offering Period shall commence on the first Trading Day of such Offering Period and end with the next Exercise Date.

          v. "Shares" shall mean shares of the common stock, par value $.01 per share, of the Company.

          w. "Subsidiary" shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of granting an option, each of the corporations other than the last corporation in the unbroken chain owns shares possessing fifty percent (50%) or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

          x. "Trading Day" shall mean a day on which national stock exchanges and the NASDAQ system are open for trading.

          y. "Year of Service" shall mean each successive period of twelve consecutive months (from an Employee's original employment date) during which the Employee's hours of employment are 1,000 hours or more.

     3. Eligibility.

          a. Subject to the requirements of Section 3.b. hereof, any person who is an Employee as of an Offering Date shall be eligible to participate in the Plan and be granted an option for the Offering Period commencing on such Offering Date.

          b. Notwithstanding any provisions of the Plan to the contrary, no Employee shall be granted an option under the Plan if, immediately after the grant, (i) such Employee (or any other person whose shares would be attributed to such Employee pursuant to Section 424(d) of the Code) would own shares and/or hold outstanding options to purchase shares possessing five percent (5%) or more of the total combined voting power or value of all classes of shares of the Company or of any Subsidiary or Parent of the Company, or (ii) such Employee's right to purchase shares under all employee stock purchase plans (as described in Section 423 of the Code) of the Company and any Subsidiary or Parent of the Company would accrue at a rate which exceeds twenty-five thousand dollars ($25,000) of Fair Market Value of such shares (determined at the time such option is granted) for any calendar year in which such option would be outstanding at any time. Any amounts received from an Employee which cannot be used to purchase Shares as a result of this limitation will be returned as soon as possible to the Employee without interest.

     4. Offering Periods. The Plan shall be implemented by a series of consecutive, overlapping Offering Periods. The first such Offering Period shall commence on the first Trading Day on or following March 1, 2001 and end on the last Trading Day on or before August 31, 2001. Unless otherwise determined by the Committee, each subsequent Offering Period shall have a duration of two years, commencing on the first Trading Day on or after March 1 and September 1 of each year. The Plan shall continue until terminated in accordance with
Section 19 hereof. Subject to Section 19 hereof, the Committee shall have the power to change the duration and/or the frequency of Offering Periods and/or Purchase Periods with respect to future offerings and shall use its best efforts to notify Employees of any such change at least 15 days prior to the scheduled beginning of the first Offering Period to be affected. In no event shall any option granted hereunder be exercisable more than 27 months from its date of grant.

     To the extent permitted by any applicable laws, regulations, or stock exchange rules, if the Fair Market Value of the Shares on any Exercise Date in an Offering Period is lower than the Fair Market Value of the Shares on the Offering Date of such Offering Period, then all Participants in such Offering Period shall be automatically withdrawn from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.

  5. Grant of Option; Participation; Price.

          a. On each Offering Date the Company shall commence an offering by granting each eligible Employee an option to purchase Shares, subject to the limitations set forth in Sections 3b and 11 hereof. Each option so granted shall be exercisable for the number of Shares described in Section 8 hereof and shall be exercisable only on the Exercise Date.

          b. Each eligible Employee may elect to become a Participant in the Plan with respect to an Offering Period by filing a subscription agreement with his or her Employer authorizing payroll deductions in accordance with
     Section 6 hereof and filing it with the Company or the Employer in accordance with the form's instructions at least ten business days prior to the applicable Offering Date, unless a later time for filing the subscription agreement is set by the Committee for all Employees with respect to a given offering. Such authorization will remain in effect for subsequent Offering Periods, until modified or terminated by the Participant by giving written notice to his or her Employer prior to the next occurring Exercise Date. Additionally, a Participant may participate to a greater extent by authorizing reinvestment of dividends on the Shares held in his or her account (by giving written notice to the Company) or by making cash payments to be credited to his or her account under the Plan in accordance with Section 6 hereof.

          c. The option price per Share subject to an offering shall be 85% of the Fair Market Value of a Share on (i) the Offering Date or (ii) the Exercise Date, whichever is lower.

     6. Payroll Deductions and Cash Payments.

          a. Subject to Section 5b hereof, a Participant may, in accordance with rules and procedures adopted by the Committee, authorize a payroll deduction of any whole percentage from one percent to ten percent of such Participant's Compensation each pay period (the permissible range within such percentages to be determined by the Committee from time to time). A Participant may increase or decrease such payroll deduction (including a cessation of payroll deductions) at any time but not more frequently than once each Offering Period, by filing a new authorization form with his or her Employer. All payroll deductions made by a Participant shall be credited to such Participant's account under the Plan.

          b. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3b hereof, a Participant's payroll deductions may be decreased to 0% at any time during a Purchase Period. Payroll deductions shall recommence at the rate provided in such Participant's subscription agreement at the beginning of the first Purchase Period which is scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 9 hereof.

          c. A Participant may withdraw from the Plan as provided in Section 9, which will terminate his or her payroll deductions for the Purchase Period in which such withdrawal occurs. A Participant may increase or decrease the rate of his or her payroll deductions during an Offering Period by completing and filing with the Employer a new subscription agreement authorizing a change in payroll deduction rate. The Committee may, in its discretion, limit the number of rate changes by a Participant during an Offering Period. A change in rate shall be effective as of the next payroll period following the date of filing of the new subscription agreement.

     7. Exercise of Option.

          a. Unless a Participant withdraws from the Plan as provided in
     Section 9 hereof, or unless the Committee otherwise provides, such Participant's election to purchase Shares shall be exercised automatically on the Exercise Date, and the maximum number of Shares (excluding any fractional Share) subject to such option will be purchased for such Participant at the applicable option price with (i) the accumulated payroll deductions, (ii) cash dividends paid on Shares which have been credited to the Participant's account under the Plan pursuant to Section 10 hereof, and (iii) any additional cash payments made by the Participant and credited to the Participant's account under the Plan in accordance with Section 6 hereof.

          b. Any cash balance remaining in a Participant's account after an Exercise Date will be carried forward to the Participant's account for the purchase of Shares on the next Exercise Date if the Participant has elected to continue to participate in the Plan. Otherwise the Participant will receive a cash payment equal to the cash balance of his or her account.

          c. The Shares purchased upon exercise of an option hereunder shall be credited to the Participant's account under the Plan as of the Exercise Date and shall be deemed to be transferred to the Participant on such date (except that no Shares purchased during the first Offering Period hereunder shall be credited to the Participant's account until payment of the aggregate option price has been completed within the Offering Period). Except as otherwise provided herein, the Participant shall have all rights of a shareholder with respect to such Shares upon their being credited to the Participant's account.

     8. Delivery of Shares.

          a. As promptly as practicable after receipt by the Company of a written request for withdrawal of Shares from any Participant, the Company shall arrange the delivery to such Participant of a share certificate representing the Shares in the Participant's account which the Participant requests to withdraw. Subject to Section 8b hereof, withdrawals may be made no more frequently than once each Offering Period. Shares received upon share dividends or share splits shall be treated as having been purchased on the Exercise Date of the Shares to which they relate.

          b. Notwithstanding anything in Section 8a hereof to the contrary, Shares may be withdrawn by a Participant more than once during an Offering Period under the following circumstances: (i) within 60 days following a Change in Control of the Company or (ii) upon the approval of the Committee, in its sole discretion.

     9. Withdrawal; Termination of Employment.

          a. A Participant may withdraw at any time all, but not less than all, cash amounts in his or her account under the Plan that have not been used to purchase Shares (including, without limitation, the payroll deductions, cash dividends and cash payments credited to such Participant's account) by giving written notice to the Company prior to the next occurring Exercise Date. All such payroll deductions, cash dividends and cash payments credited to such Participant's account shall be paid to such Participant promptly after receipt of such Participant's notice of withdrawal and such Participant's option for the Offering Period in which the withdrawal occurs shall be automatically terminated. No further payroll deductions for the purchase of Shares will be made for such Participant during such Offering Period, and any additional cash dividends during the Offering Period shall be distributed to the Participant.

          b. Upon termination of a Participant's Continuous Status as an Employee during the Offering Period for any reason, including voluntary termination, retirement or death, the payroll deductions, cash dividends and cash payments credited to such Participant's account that have not been used to purchase Shares (and, as to the first Offering Period, any such amounts credited to the account for partial payment for Shares as to which payment has not been completed) shall be returned (and any future cash dividends shall be distributed) to such Participant or, in the case of such Participant's death, to the person or persons entitled thereto under Section 13 hereof, and such Participant's option will be automatically terminated.

          c. A Participant's withdrawal from an offering will not have any effect upon such Participant's eligibility to participate in a succeeding offering or in any similar plan which may hereafter be adopted by the Company.

     10. Dividends and Interest.

          a. Cash dividends paid on Shares held in a Participant's account shall be credited to such Participant's account and used in addition to payroll deductions (and cash contributions, if any) to purchase Shares on the Exercise Date. Dividends paid in Shares or share splits of the Shares shall be credited to the accounts of Participants. Dividends paid in property other than cash or Shares shall be distributed to Participants as soon as practicable.

          b. No interest shall accrue on or be payable with respect to any cash amount credited to a Participant under the Plan.


  11. Shares.

          a. Subject to adjustment as provided in Section 17 hereof, the maximum number of Shares which shall be reserved for sale under the Plan shall be 600,000 Shares, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2002 equal to the lesser of (i) 200,000 Shares or (ii) such lesser amount determined by the Committee. Such Shares shall be either authorized and unissued Shares or Shares which have been reacquired by the Company. If the total number of Shares which would otherwise be subject to options granted pursuant to
     Section 5a hereof on an Offering Date exceeds the number of Shares then available under the Plan (after deduction of all Shares for which options have been exercised or are then outstanding), the Committee shall make a pro rata allocation of the Shares remaining available for option grant in as uniform a manner as shall be practicable and as it shall determine to be equitable. In such event, the Committee shall give written notice to each Participant of such reduction of the number of option Shares affected thereby and shall similarly reduce the rate of payroll deductions, if necessary.

          b. Shares to be delivered to a Participant under the Plan will be registered in the name of the Participant or, at the election of the Participant, in the name of the Participant and another person as joint tenants with rights of survivorship.

     12. Administration. The Plan shall be administered by the Committee, and the Committee may select administrator(s) to whom its duties and responsibilities hereunder may be delegated. The Committee shall have full power and authority, subject to the provisions of the Plan, to promulgate such rules and regulations as it deems necessary for the proper administration of the Plan, to interpret the provisions and supervise the administration of the Plan, and to take all action in connection therewith or in relation thereto as it deems necessary or advisable. Any decision reduced to writing and signed by a majority of the members of the Committee shall be fully effective as if it had been made at a meeting duly held. Except as otherwise provided by the Committee, each Employer shall be charged with all expenses incurred in the administration of the Plan with respect to such Employer's Employees. No member of the Committee shall be personally liable for any action, determination, or interpretation made in good faith with respect to the Plan, and all members of the Committee shall be fully indemnified by the Company with respect to any such action, determination or interpretation. All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company, the Participant (or any person claiming any rights under the Plan from or through any Participant) and any shareholder.

     13. Designation of Beneficiary.

          a. A Participant may file with the Company, on forms supplied by the Company, a written designation of a beneficiary who is to receive any Shares and cash remaining in such Participant's account under the Plan in the event of the Participant's death.

          b. Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company, on forms supplied by the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant or, if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant in accordance with the applicable laws of descent and distribution, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

     14. Transferability. Neither payroll deductions, dividends, dividend reinvestments or cash payments credited to a Participant's account nor any rights with regard to the exercise of an option or to receive Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way by the Participant (other than by will, the laws of descent and distribution or as provided in Section 13 hereof). Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 9 hereof.

     15. Use of Funds. All payroll deductions, dividends, reinvested dividends and additional cash payments received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such funds.

     16. Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to Participants as soon as practicable following each Offering Period, which statements will set forth the amounts of payroll deductions, dividends, dividend reinvestments and additional cash payments, the per Share purchase price, the number of Shares purchased, the aggregate Shares in the Participant's account and the remaining cash balance, if any.

     17. Effect of Certain Changes. In the event of a Change in Capitalization or the distribution of an extraordinary dividend, the Committee shall conclusively determine the appropriate equitable adjustments, if any, to be made under the Plan, including without limitation adjustments to the number of Shares which have been authorized for issuance under the Plan but have not yet been placed under option, as well as the price per Share covered by each option under the Plan which has not yet been exercised. In the event of a Change in Control of the Company, Offering Periods shall terminate unless otherwise provided by the Committee.

     18. Term of Plan. Subject to the Board's right to discontinue the Plan (and thereby end its Term) pursuant to Section 19 hereof, the Term of the Plan (and its last Offering Period) shall end on the tenth anniversary of the commencement of the first Offering Period. Upon any discontinuance of the Plan, unless the Committee shall determine otherwise, any assets remaining in the Participants' accounts under the Plan shall be delivered to the respective Participant (or the Participant's legal representative) as soon as practicable.


     19. Amendment to and Discontinuance of Plan. The Board may at any time amend, suspend or discontinue the Plan. Except as provided in Section 17 hereof, no such suspension or discontinuance may adversely affect options previously granted and no amendment may make any change in any option theretofore granted which adversely affects the rights of any Participant which accrued prior to the date of effectiveness of such amendment without the consent of such Participant. No amendment shall be effective unless it receives the requisite approval of the shareholders of the Company if such shareholder approval of such amendment is required to comply with Rule 16b-3 under the Exchange Act or Section 423 of the Code or to comply with any other applicable law, regulation or stock exchange rule.

     20. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

     21. Regulations and Other Approvals; Governing Law

          a. This Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Delaware without giving effect to the choice of law principles thereof, except to the extent that such law is preempted by federal law.

          b. The obligation of the Company to sell or deliver Shares with respect to options granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

          c. To the extent applicable hereto, the Plan is intended to comply with Rule 16b-3 under the Exchange Act, and the Committee shall interpret and administer the provisions of the Plan in a manner consistent therewith. Any provisions inconsistent with such Rule shall be inoperative and shall not affect the validity of the Plan.

     22. Withholding of Taxes. If the Participant makes a disposition, within the meaning of Section 424(c) of the Code and regulations promulgated thereunder, of any Share or Shares issued to such

Participant pursuant to such Participant's exercise of an option, and such disposition occurs within the two-year period commencing on the day after the Offering Date or within the one-year period commencing on the day after the Exercise Date, such Participant shall, within ten (10) days of such disposition, notify the Company thereof and thereafter immediately deliver to the Company any amount of Federal, state or local income taxes and other amounts which the Company informs the Participant the Company is required to withhold.


     23. Effective Date. The Plan shall be effective as of March 1, 2001, subject to the approval of the Plan by the shareholders of the Company within 12 months before or after the date the Plan is adopted.

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporate Law (the "DGCL") generally provides that a corporation may indemnify directors, officers, employees or agents against liabilities they may incur in such capacities provided certain standards are met, including good faith and the reasonable belief that the particular action was in, or not opposed to, the best interests of the corporation.

     Subsection (a) of Section 145 of the DGCL ("Section 145") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 further provides that, among other things, to the extent that a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in Subsections (a) and (b) of
Section 145, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that a corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify against such liability under
Section 145.

     Indemnification as described above shall be granted in a specific case only upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of directors who were not parties to such proceeding, (b) independent legal counsel in a written opinion if there are no such disinterested directors or if such disinterested directors so direct, or (c) the shareholders.

     The Amended and Restated Certificate of Incorporation of Alamosa Holdings, Inc. (the "Registrant") at the time of the closing of the reorganization will provide that the liability of the directors of the Registrant to the Registrant or any of its stockholders for monetary damages arising from acts or omissions occurring in their capacity as directors will be limited to the fullest extent permitted by the laws of Delaware or any other applicable law. This limitation does not apply with respect to any action in which a director would be liable under Section 174 of the DGCL nor does it apply with respect to any liability in which a director (1) breached his duty of loyalty to the Registrant or its stockholders; (2) did not act in good faith or, in failing to act, did not act in good faith; (3) acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (4) derived an improper personal benefit.


     The Registrant's Amended and Restated Certificate of Incorporation at the time of closing will provide that the Registrant will indemnify its directors, officers and employees and former directors, officers and employees to the fullest extent permitted by the laws of Delaware or any other applicable law.


     At the time of the closing of the reorganization the Registrant will have directors' and officers' liability insurance covering its directors and officers.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     (i) Exhibits. The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:




     EXHIBIT
     NUMBER                                              EXHIBIT TITLE
----------------   ----------------------------------------------------------------------------------------
     2.1           Agreement and Plan of Reorganization, dated as of December 14, 2000, by and among
                   Alamosa PCS Holdings, Inc., Alamosa Holdings, Inc., Alamosa (Delaware) and Alamosa
                   Sub I, Inc. (included as Appendix A to the proxy statement-prospectus forming a part of this registration statement and incorporated herein by reference).

     2.2           Amended and Restated Agreement and Plan of Reorganization, dated as of July 31,
                   2000, by and among Alamosa PCS Holdings, Inc., Alamosa Holdings, Inc., Alamosa Sub
                   I, Inc., Roberts Wireless Communications, LLC, and Members of Roberts Wireless
                   Communications, LLC (included as Appendix B to the proxy statement-prospectus forming a part of this registration statement and incorporated herein by reference).

     2.3           Amended and Restated Agreement and Plan of Reorganization, dated as of July 31,
                   2000, by and among Alamosa PCS Holdings, Inc., Alamosa Holdings, Inc., Alamosa Sub
                   I, Inc., Washington Oregon Wireless, LLC, Members of Washington Oregon Wireless,
                   LLC and WOW Holdings, LLC (included as Appendix C to the proxy statement-prospectus forming a part of this registration statement and incorporated herein by reference).

    3.1****        Certificate of Incorporation of the Registrant.

    3.2            Form of Amended and Restated Certificate of Incorporation of the Registrant.

    3.3****        By-laws of the Registrant.

    3.4            Form of Amended and Restated By-laws of the Registrant.

    4.1            Specimen Common Stock Certificate.

    4.2*           Form of Indenture for 12 7/8% Senior Discount Notes due 2010.

    4.3*           Form of Global Note relating to the Senior Discount Notes due 2010.

    4.4**          Rights Agreement between Alamosa PCS Holdings, Inc. and ChaseMellon Shareholder
                   Services, L.L.C., as rights agent.

    4.5            Form of Rights Agreement between Alamosa Holdings, Inc. and ChaseMellon
                   Shareholder Services, L.L.C., as rights agent.

    5.1****        Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

    8.1****        Opinion of Haynes and Boone, LLP regarding tax matters.

   10.1**          CDMA 1900 SprintCom Additional Affiliate Agreement dated as of December 21, 1998 by and between Alamosa PCS, LLC and Northern Telecom, Inc.

   10.2**          Amendment No. 1 to DMS-MTX Cellular Supply Agreement dated as of January 12,
                   1999 by and between Alamosa PCS, LLC and Nortel Networks Inc. as an amendment to
                   Exhibit 10.1 described above.

   10.3**          Amendment No. 2 to DMS-MTX Cellular Supply Agreement dated as of March 1, 1999 by and between Alamosa PCS, LLC and Nortel Networks Inc. as an amendment to
                   Exhibits 10.1 and 10.2 described above.

       EXHIBIT
        NUMBER                                               EXHIBIT TITLE
---------------------   --------------------------------------------------------------------------------------
      10.4**            Amendment No. 3 to DMS-MTX Cellular Supply Agreement dated as of August 11,
                        1999 by and between Alamosa PCS, LLC and Nortel Networks Inc. as an amendment to
                        Exhibits 10.1, 10.2 and 10.3 described above.

      10.5**            Sprint PCS Management Agreement (Wisconsin), as amended, dated as of December 6,
                        1999 by and between Sprint Spectrum, LP, WirelessCo, LP and Alamosa Wisconsin
                        Limited Partnership.

      10.6**            Sprint PCS Services Agreement (Wisconsin,) dated as of December 6, 1999, by and between Sprint Spectrum, LP and Alamosa Wisconsin Limited Partnership.

      10.7**            Sprint Trademark and Service Mark License Agreement (Wisconsin), dated as of
                        December 6, 1999, by and between Sprint Communications Company, LP and Alamosa
                        Wisconsin Limited Partnership.

      10.8**            Sprint Spectrum Trademark and Service Mark License Agreement (Wisconsin), dated as of December 6, 1999, by and between Sprint Spectrum, LP and Alamosa Wisconsin
                        Limited Partnership.

      10.9**            Engineering Service Contract, System Design and Construction Inspection, dated as of
                        July 27, 1998, as amended, by and between Alamosa PCS, LLC and Hicks & Ragland
                        Engineering Co., Inc.

     10.10**            Master Site Development and Lease Agreement, as amended, dated as of August 1998, by and between Alamosa PCS, LLC and Specialty Capital Services, Inc.

     10.11****          Second Amended and Restated Credit Agreement, dated as of June 23, 2000, by and among Alamosa PCS, Inc., as borrower, Alamosa PCS Holdings, Inc., Texas
                        Telecommunications, LP, Alamosa Wisconsin Limited Partnership, Alamosa Delaware
                        GP, LLC, Alamosa Finance, LLC and Alamosa Limited, LLC as guarantors and Export
                        Development Corporation, as administrative agent, for a $250,000,000 credit facility.

     10.12+**           Alamosa PCS Holdings, Inc. 1999 Long-Term Incentive Plan.

     10.13**            Employment Agreement, effective as of October 1, 1999, by and between Alamosa PCS
                        LLC and David E. Sharbutt.

     10.14**            Employment Agreement, effective as of December 1, 1999, by and between Alamosa
                        PCS, LLC and Kendall W. Cowan.

     10.15**            Sprint PCS Management Agreement, as amended, dated as of December 23, 1999, by and between Sprint Spectrum, LP, WirelessCo, LP, Cox Communications PCS, L.P., Cox
                        CPS License, LLC, SprintCom, Inc. and Alamosa PCS, LLC.

     10.16**            Sprint PCS Services Agreement, dated as of December 23, 1999, by and between Sprint
                        Spectrum, LP and Alamosa PCS, LLC.

     10.17**            Sprint Trademark and Service Mark License Agreement, dated as of December 23, 1999 by and between Sprint Communications Company, LP and Alamosa PCS, LLC.

     10.18**            Sprint Spectrum Trademark and Service Mark Agreement, dated as of December 23,
                        1999, by and between Sprint Spectrum, LP and Alamosa PCS, LLC.

     10.19***           Amendment No. 4 to DMS-MTX Cellular Supply Agreement by and between Alamosa
                        PCS, LLC and Nortel Networks Inc. as an amendment to Exhibits 10.1, 10.2, 10.3 and
                        10.4 described above, effective as of February 8, 2000.

    10.20+**            Amended and Restated Employment Agreement effective as of October 1, 1999 by and between Alamosa PCS, LLC and Jerry Brantley.

    10.21+****          Amended and Restated Employment Agreement, effective as of October 1, 1999, by and between Alamosa PCS, LLC and W. Don Stull.

    10.22***            Amended and Restated Master Design Build Agreement, dated as of March 21, 2000, by and between Texas Telecommunications, L.P. and Alamosa Wisconsin Limited
                        Partnership and SBA Towers, Inc.

       EXHIBIT
        NUMBER                                                 EXHIBIT TITLE
---------------------   ------------------------------------------------------------------------------------------
     10.23****          Amended and Restated Consent and Agreement, dated as of February 8, 2000, by and between Nortel Networks, Inc., Sprint Spectrum, LP, Sprint Communications Company,
                        LP, WirelessCo, LP, Cox Communications PCS, L.P., Cox PCS License, LLC and
                        SprintCom, Inc.

     10.24****          Consent and Agreement, dated as of February 8, 2000, by and between Nortel
                        Networks, Inc., Sprint Spectrum, LP, Sprint Communications Company, LP and
                        WirelessCo, LP.

     10.25+****         Employment Agreement effective as of June 1, 2000, by and between Alamosa, Texas
                        Telecommunications, LP and Loyd Rinehart.

     10.26****          Services Agreement, dated as of July 31, 2000, by and between Alamosa Operations, Inc.
                        and Washington Oregon Wireless, LLC.

     10.27****          Services Agreement, dated as of July 31, 2000, by and between Alamosa Operations, Inc.
                        and Roberts Wireless Communciations, LLC.

     10.28****          Loan Agreement, dated as of July 31, 2000, between Alamosa Operations, Inc., as lender, and Washington Oregon Wireless, LLC, as borrower.

     10.29****          Loan Agreement, dated as of July 31, 2000, between Alamosa Operations, Inc., as lender, and and Roberts Wireless Communciations, LLC, as borrower.

     10.30              Guaranty, dated as of July 31, 2000, by WOW Investment Partners, L.P. for the benefit of Alamosa Operations, Inc.

     10.31              Guaranty, dated as of July 31, 2000, by Henderson Bay, LLC for the benefit of Alamosa
                        Operations, Inc.

     10.32              Guaranty, dated as of July 31, 2000, by Cal-Ore Wireless, Inc. for the benefit of Alamosa
                        Operations, Inc.

     10.33              Guaranty, dated as of July 31, 2000, by Clear Creek Mutual Telephone Company for the
                        benefit of Alamosa Operations, Inc.

     10.34              Loan Agreement, dated as of October 18, 2000, between Alamosa Operations, Inc., as lender, and Roberts Tower Company, as borrower.

     10.35              Guaranty, dated as of October 18, 2000, by Michael V. Roberts in favor of Alamosa
                        Operations, Inc.

     10.36              Guaranty, dated as of October 18, 2000, by Steven C. Roberts in favor of Alamosa
                        Operations, Inc.

     10.37              Consent, dated as of December 14, 2000, of Export Development Corporation.

     10.38              Guaranty, dated as of December 14, 2000, by Alamosa PCS Holdings, Inc. in favor of
                        Export Development Corporation.
     21.1****           Subsidiaries of Registrant.

     23.1               Consent of PricewaterhouseCoopers LLP.

     23.2               Consent of Melman, Alton & Co.

     23.3               Consent of Aldrich, Kibride & Tatone, LLP.

     24.1****           Powers of Attorney.

     99.1               Proxy Card.



----------
* Previously filed, together with Alamosa PCS Holdings, Inc.'s Registration on Form S-1, file no. 333-93499, dated Februaury 4, 2000, and incorproated herein by reference.

** Previously filed, together with Alamosa PCS Holdings, Inc.'s Registration Statement on Form S-1, file no. 333-89995, dated February 4, 2000, and incorporated herein by reference.

*** Previously filed, together with Alamosa PCS Holdings, Inc.'s annual report on Form 10-K, file no. 001-15657-05, dated March 24, 2000, and incorporated herein by reference.

**** Previously filed, together with Alamosa Holdings, Inc.'s Registration Statement on Form S-4, file no. 333-47916, dated October 13, 2000, and incorporated herein by reference.

+     Exhibit is a management contract or compensatory plan.

     (ii) Financial Statement Schedules.

     None.


ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (A)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C) To respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (D) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (E) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (F) That every prospectus: (i) that is filed pursuant to paragraph (E) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 12, 2001.



                                        ALAMOSA HOLDINGS, INC.



                                        By: /s/ DAVID E. SHARBUTT
                                           -----------------------------------
                                           David E. Sharbutt
                                           President and Sole Director


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 12th day of January, 2001.





            NAME                                 TITLE
----------------------------   -----------------------------------------
     /s/ David E. Sharbutt     President and Sole Director
 -------------------------
        David E. Sharbutt


        January 12, 2001*      Vice President, Treasurer and Secretary
 -------------------------
         Kendall W. Cowan



*By: /s/ David E. Sharbutt
   ------------------
   David E. Sharbutt
   Attorney-in-Fact

                                              EXHIBIT INDEX



   EXHIBIT
   NUMBER                                     EXHIBIT TITLE
--------------------------------------------------------------------------------------------------------------
    2.1       Amended and Restated Agreement and Plan of Reorganization, dated as of December 14, 2000, by and among Alamosa PCS Holdings, Inc., Alamosa Holdings, Inc., Alamosa (Delaware), Inc. and Alamosa
              Sub I, Inc., (included as Appendix A to the proxy statement-prospectus forming a part of this registration statement and incorporated herein by reference).

    2.2       Amended and Restated Agreement and Plan of Reorganization, dated as of July 31, 2000, by and among Alamosa PCS Holdings, Inc., Alamosa Holdings, Inc., Alamosa Sub I, Inc., Roberts Wireless
              Communications, LLC, and Members of Roberts Wireless Communications, LLC (included as Appendix B to the proxy statement-prospectus forming a part of this registration statement and incorporated herein by reference).

    2.3       Amended and Restated Agreement and Plan of Reorganization, dated as of July 31, 2000, by and among Alamosa PCS Holdings, Inc., Alamosa Holdings, Inc., Alamosa Sub I, Inc., Washington Oregon
              Wireless, LLC, Members of Washington Oregon Wireless, LLC and WOW Holdings, LLC (included as
              Appendix C to the proxy statement-prospectus forming a part of this registration statement and incorporated herein by reference).

    3.1****   Certificate of Incorporation of the Registrant.

    3.2       Form of Amended and Restated Certificate of Incorporation of the Registrant.

    3.3****   By-laws of the Registrant.

    3.4       Form of Amended and Restated By-laws of the Registrant.

    4.1       Specimen Common Stock Certificate.

    4.2*      Form of Indenture for 12 7/8% Senior Discount Notes due 2010.

    4.3*      Form of Global Note relating to the Senior Discount Notes due 2010.

    4.4**     Rights Agreement between Alamosa PCS Holdings, Inc. and ChaseMellon Shareholder Services,
              L.L.C., as rights agent.

    4.5       Form of Rights Agreement between Alamosa Holdings, Inc. and ChaseMellon Shareholder Services,
              L.L.C., as rights agent.

    5.1****   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

    8.1****   Opinion of Haynes and Boone, LLP regarding tax matters.

   10.1**     CDMA 1900 SprintCom Additional Affiliate Agreement dated as of December 21, 1998 by and between Alamosa PCS, LLC and Northern Telecom, Inc.

   10.2**     Amendment No. 1 to DMS-MTX Cellular Supply Agreement dated as of January 12, 1999 by and between Alamosa PCS, LLC and Nortel Networks Inc. as an amendment to Exhibit 10.1 described above.

   10.3**     Amendment No. 2 to DMS-MTX Cellular Supply Agreement dated as of March 1, 1999 by and between
              Alamosa PCS, LLC and Nortel Networks Inc. as an amendment to Exhibits 10.1 and 10.2 described above.

   10.4**     Amendment No. 3 to DM S-MTX Cellular Supply Agreement dated as of August 11, 1999 by and between Alamosa PCS, LLC and Nortel Networks Inc. as an amendment to Exhibits 10.1, 10.2 and
              10.3 described above.

   10.5**     Sprint PCS Management Agreement (Wisconsin), as amended, dated as of December 6, 1999 by and between Sprint Spectrum, LP, WirelessCo, LP and Alamosa Wisconsin Limited Partnership.

   10.6**     Sprint PCS Services Agreement (Wisconsin,) dated as of December 6, 1999, by and between Sprint
              Spectrum, LP and Alamosa Wisconsin Limited Partnership.

   10.7**     Sprint Trademark and Service Mark License Agreement (Wisconsin), dated as of December 6, 1999, by and between Sprint Communications Company, LP and Alamosa Wisconsin Limited Partnership.

   10.8**     Sprint Spectrum Trademark and Service Mark License Agreement (Wisconsin), dated as of December 6,
              1999, by and between Sprint Spectrum, LP and Alamosa Wisconsin Limited Partnership.

   10.9**     Engineering Service Contract, System Design and Construction Inspection, dated as of July 27,
              1998, as amended, by and between Alamosa PCS, LLC and Hicks & Ragland Engineering Co., Inc.

   10.10**    Master Site Development and Lease Agreement, as amended, dated as of August 1998, by and between
              Alamosa PCS, LLC and Specialty Capital Services, Inc.



                                                     II-8



   EXHIBIT
   NUMBER                                     EXHIBIT TITLE
--------------------------------------------------------------------------------------------------------------
   10.11****  Second Amended and Restated Credit Agreement, dated as of June 23, 2000, by and among Alamosa
              PCS, Inc., as borrower, Alamosa PCS Holdings, Inc., Texas Telecommunications, LP, Alamosa
              Wisconsin Limited Partnership, Alamosa Delaware GP, LLC, Alamosa Finance, LLC and Alamosa
              Limited, LLC as guarantors and Export Development Corporation, as administrative agent, for a
              $250,000,000 credit facility.

   10.12+**   Alamosa PCS Holdings, Inc. 1999 Long-Term Incentive Plan.

   10.13**    Employment Agreement, effective as of October 1, 1999, by and between Alamosa PCS LLC and David E.
              Sharbutt.

   10.14**    Employment Agreement, effective as of December 1, 1999, by and between Alamosa PCS, LLC and
              Kendall W. Cowan.

   10.15**    Sprint PCS Management Agreement, as amended, dated as of December 23, 1999, by and between Sprint
              Spectrum, LP, WirelessCo, LP, Cox Communications PCS, L.P., Cox CPS License, LLC, SprintCom, Inc.
              and Alamosa PCS, LLC.

   10.16**    Sprint PCS Services Agreement, dated as of December 23, 1999, by and between Sprint Spectrum, LP and Alamosa PCS, LLC.

   10.17**    Sprint Trademark and Service Mark License Agreement, dated as of December 23, 1999 by and between
              Sprint Communications Company, LP and Alamosa PCS, LLC.

   10.18**    Sprint Spectrum Trademark and Service Mark Agreement, dated as of December 23, 1999, by and between Sprint Spectrum, LP and Alamosa PCS, LLC.

   10.19***   Amendment No. 4 to DMS-MTX Cellular Supply Agreement by and between Alamosa PCS, LLC and Nortel
              Networks Inc. as an amendment to Exhibits 10.1, 10.2, 10.3 and 10.4 described above, effective as of February 8, 2000.

   10.20+**   Amended and Restated Employment Agreement effective as of October 1, 1999 by and between Alamosa
              PCS, LLC and Jerry Brantley.

   10.21+**** Amended and Restated Employment Agreement, effective as of October 1, 1999, by and between
              Alamosa PCS, LLC and W. Don Stull.

   10.22***   Amended and Restated Master Design Build Agreement, dated as of March 21, 2000, by and between
              Texas Telecommunications, L.P. and Alamosa Wisconsin Limited Partnership and SBA Towers, Inc.

   10.23****  Amended and Restated Consent and Agreement, dated as of February 8, 2000, by and between Nortel
              Networks, Inc., Sprint Spectrum, LP, Sprint Communications Company, LP, WirelessCo, LP, Cox
              Communications PCS, L.P., Cox PCS License, LLC and SprintCom, Inc.

   10.24****  Consent and Agreement, dated as of February 8, 2000, by and between Nortel Networks, Inc., Sprint
              Spectrum, LP, Sprint Communications Company, LP and WirelessCo, LP.

   10.25+**** Employment Agreement effective as of June 1, 2000, by and between Alamosa, Texas
              Telecommunications, LP and Loyd Rinehart.

   10.26****  Services Agreement, dated as of July 31, 2000, by and between Alamosa Operations, Inc. and
              Washington Oregon Wireless, LLC.

   10.27****  Services Agreement, dated as of July 31, 2000, by and between Alamosa Operations, Inc. and
              Roberts Wireless Communciations, LLC.

   10.28****  Loan Agreement, dated as of July 31, 2000, between Alamosa Operations, Inc., as lender, and
              Washington Oregon Wireless, LLC, as borrower.

   10.29****  Loan Agreement, dated as of July 31, 2000, between Alamosa Operations, Inc., as lender, and
              Roberts Wireless Communciations, LLC, as borrower.

   10.30      Guaranty, dated as of July 31, 2000, by WOW Investment Partners, L.P. for the benefit of
              Alamosa Operations, Inc.

   10.31      Guaranty, dated as of July 31, 2000, by Henderson Bay, LLC for the benefit of Alamosa
              Operations, Inc.

   10.32      Guaranty, dated as of July 31, 2000, by Cal-Ore Wireless, Inc. for the benefit of Alamosa
              Operations, Inc.

   10.33      Guaranty, dated as of July 31, 2000, by Clear Creek Mutual Telephone Company for the benefit of Alamosa Operations, Inc.

   10.34      Loan Agreement, dated as of October 18, 2000, between Alamosa Operations, Inc., as lender, and
              Roberts Tower Company, as borrower.

   10.35      Guaranty, dated as of October 18, 2000, by Michael V. Roberts in favor of Alamosa Operations, Inc.

   10.36      Guaranty, dated as of October 18, 2000, by Steven C. Roberts in favor of Alamosa Operations, Inc.

   10.37      Consent, dated as of December 14, 2000, of Export Development Corporation.

   10.38      Guaranty, dated as of December 14, 2000, by Alamosa PCS Holdings, Inc. in favor of Export Development
              Corporation.

   21.1****   Subsidiaries of Registrant.

   23.1       Consent of PricewaterhouseCoopers LLP.

   23.2       Consent of Melman, Alton & Co.

   23.3       Consent of Aldrich, Kibride & Tatone, LLP.

   24.1****   Powers of Attorney.

   99.1       Proxy Card.


                                                     II-9


-------------

*        Previously filed, together with Alamosa PCS Holdings, Inc.'s Registration Statement on Form S-1,
         file no. 333-93499, dated Februaury 4, 2000, and incorproated herein by reference.

**       Previously filed, together with Alamosa PCS Holdings, Inc.'s  Registration Statement on Form S-1,
         file no. 333-89995, dated February 4, 2000, and incorporated herein by reference.

***      Previously filed, together with Alamosa PCS Holdings, Inc.'s annual report on Form 10-K, file no. 001-15657-05, dated March 24, 2000, and incorporated herein by reference.

****     Previously filed, together with Alamosa Holdings, Inc.'s Registration Statement on Form S-4,
         file no. 333-47916, dated October 13, 2000, and incorporated herein by reference.

+        Exhibit is a management contract or compensatory plan.








                                      II-10